                                  FAIRCOM INC.
                               333 GLEN HEAD ROAD
                         OLD BROOKVILLE, NEW YORK 11545

                                                                    May 11, 1998

Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders (the "Special Meeting") of Faircom Inc. ("Faircom") to be held at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York at 11:00 a.m., local time, on June 3, 1998.

     At the Special Meeting, you will be asked to consider and take action upon a proposal to approve an Agreement of Merger, dated as of December 5, 1997, as amended (the "Merger Agreement"), among Faircom, Regent Communications, Inc., a Delaware corporation ("Regent"), Regent Merger Corp., a Delaware corporation which is a wholly-owned subsidiary of Regent ("Merger Subsidiary"), Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P., pursuant to which, among other things, (a) Faircom would merge with and into Merger Subsidiary (the "Merger"), (b) based on the number of Faircom shares currently outstanding and to be issued upon conversion of Faircom's convertible subordinated promissory notes prior to the Merger, each share of Faircom common stock, $.01 par value per share ("Faircom Common Stock"), outstanding on the date of the Merger would be converted into the right to receive .1409916 of a share of $5 Series C Convertible Preferred Stock, $.01 par value per share, of Regent ("Series C Preferred Stock"), and (c) each option outstanding on the date of the Merger entitling the holder to acquire Faircom Common Stock would be converted into an option entitling the holder to acquire, on equivalent terms, the same number of shares of Regent's Series C Preferred Stock as the holder would have been entitled to receive in the Merger if such option had been exercised in full on or before the date of the Merger. The Merger is structured to qualify as a reorganization for federal income tax purposes. It is anticipated the closing of the Merger would occur within one or two days following approval of the Merger by the Faircom stockholders.

     Details of the proposed Merger and the Merger Agreement are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to review carefully. A copy of the Merger Agreement is included in the Proxy Statement/Prospectus as Appendix A.

     Your Board of Directors has carefully considered and unanimously approved the Merger proposal and has determined that the Merger is in the best interests of Faircom and its stockholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT. The Board of Directors has been advised by Hoffman Schutz Media Capital, Inc. that, in its opinion, the consideration to be received by the stockholders of Faircom in the Merger is fair, from a financial point of view, to the Faircom stockholders as of the date of such opinion. A copy of such opinion is attached to the Proxy Statement/Prospectus as Appendix D.

     Your Board of Directors appreciates and encourages stockholder participation. However, whether or not you plan to be with us at the Special Meeting, it is important that your shares be represented. Accordingly, we request that you sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience. If you attend the Special Meeting, you may vote in person at that time if you so desire.

                                          Sincerely,

                                          JOEL M. FAIRMAN
                                          Chairman of Board, President and
                                          Treasurer

                                  FAIRCOM INC.
                               333 GLEN HEAD ROAD
                         OLD BROOKVILLE, NEW YORK 11545

                            ------------------------

                                   NOTICE OF
                        SPECIAL MEETING OF STOCKHOLDERS
                            ------------------------

     A Special Meeting of Stockholders (the "Special Meeting") of Faircom Inc., a Delaware corporation ("Faircom"), will be held at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York on June 3, 1998 at 11:00 a.m., local time, for the following purpose:

          1. To consider and vote upon a proposal to approve an Agreement of Merger dated as of December 5, 1997, as amended (the "Merger Agreement"), among Faircom, Regent Communications, Inc., a Delaware corporation ("Regent"), Regent Merger Corp., a Delaware corporation which is a wholly-owned subsidiary of Regent ("Merger Subsidiary"), Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P., pursuant to which, among other things: (a) Faircom would merge with and into Merger Subsidiary (the "Merger"); (b) based on the number of Faircom shares currently outstanding and to be issued upon conversion of Faircom's convertible subordinated promissory notes prior to the Merger, each share of Faircom common stock, $.01 par value per share ("Faircom Common Stock"), outstanding on the date of the Merger would be converted into the right to receive .1409916 of a share of $5 Series C Convertible Preferred Stock, $.01 par value per share, of Regent ("Series C Preferred Stock"); and (c) each option outstanding on the date of the Merger entitling the holder to acquire Faircom Common Stock would be converted into an option entitling the holder to acquire, on equivalent terms, the same number of shares of Regent's Series C Preferred Stock as the holder would have been entitled to receive in the Merger if such option had been exercised in full on or before the date of the Merger; and

          2. To consider and vote upon such matters as may properly come before the Special Meeting which are incident to the conduct of the Special Meeting, or any adjournment or adjournments thereof.

     The Board of Directors of Faircom (the "Faircom Board") has unanimously approved the Merger and has determined that the Merger is in the best interests of Faircom and its stockholders. Accordingly, the Faircom Board unanimously recommends that you vote FOR approval of the Merger Agreement.

     Stockholders of record at the close of business on May 5, 1998 are entitled to notice of, and to vote at, the Special Meeting, or any adjournment or postponement thereof.

     Details of the Merger and other important information concerning Faircom and Regent are described in the accompanying Proxy Statement/Prospectus. It is anticipated the closing of the Merger would occur within one or two days following approval of the Merger by the Faircom stockholders. Please give this information your careful consideration.

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF FAIRCOM, AND TO MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE YOUR SHARES PERSONALLY.

                                          By Order of the Board of Directors

                                          ANTHONY PANTALEONI
                                          Secretary
Old Brookville, New York
May 11, 1998

                                PROXY STATEMENT
                                       OF

                                  FAIRCOM INC.
                   FOR A SPECIAL MEETING OF ITS STOCKHOLDERS
                            TO BE HELD JUNE 3, 1998
                                      AND
                                   PROSPECTUS
                                       OF
                          REGENT COMMUNICATIONS, INC.
     COVERING 3,720,796 SHARES OF ITS SERIES C CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $.01 PER SHARE,
       TO BE ISSUED IN CONNECTION WITH A PROPOSED MERGER OF FAIRCOM INC.
                       INTO A WHOLLY-OWNED SUBSIDIARY OF
                          REGENT COMMUNICATIONS, INC.

     This Proxy Statement/Prospectus is being furnished by Faircom Inc., a Delaware corporation ("Faircom"), to the holders of shares of its common stock, par value $.01 per share ("Faircom Common Stock"), in connection with the solicitation of proxies by the Board of Directors of Faircom ("Faircom Board") for use at a Special Meeting of Stockholders of Faircom to be held on June 3, 1998 at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York, commencing at 11:00 a.m. local time, and at any adjournments or postponements thereof ("Special Meeting"). This Proxy Statement/Prospectus is also being furnished to holders of Faircom's Class A Convertible Subordinated Promissory Notes and Class B Convertible Subordinated Promissory Notes (together with Faircom's Class C Subordinated Promissory Note, the "Faircom Subordinated Notes") and to the holders of outstanding options to purchase shares of Faircom Common Stock ("Faircom Options"). See "General Information Regarding Proxies and the Special Meeting."

     The Special Meeting is being called to consider and vote upon the approval and adoption of an Agreement of Merger dated as of December 5, 1997, as amended (the "Merger Agreement"), among Faircom, Regent Communications, Inc., a Delaware corporation ("Regent"), Regent Merger Corp., a Delaware corporation formed as a wholly-owned subsidiary of Regent ("Merger Subsidiary"), Blue Chip Capital Fund II Limited Partnership ("Blue Chip") and Miami Valley Venture Fund L.P. ("Miami Valley"). Pursuant to the Merger Agreement, Faircom would be merged with and into Merger Subsidiary, which would be the surviving corporation and which would continue to be a wholly-owned subsidiary of Regent (the "Merger"). See "The Merger."

     This Proxy Statement/Prospectus also constitutes the prospectus of Regent with respect to 3,720,796 shares of Regent's Series C Convertible Preferred Stock, par value $.01 per share ("Series C Preferred Stock"), to be issued in the Merger in exchange for outstanding shares of Faircom Common Stock. The Series C Preferred Stock has full voting rights, provides for annual cumulative dividends of 7%, and is convertible on a one-for-one basis (subject to adjustment in certain events) into the common stock, $.01 par value per share, of Regent ("Regent Common Stock"). The Series C Preferred Stock is subject to mandatory conversion under certain circumstances. In the event of a liquidation of Regent, the Series C Preferred Stock has a preference over Regent Common Stock in the amount of its stated value of $5.00 per share, together with accrued and unpaid dividends. See "Description of Regent Securities." In the Merger, the outstanding shares of Faircom Common Stock will be exchanged for fully paid and nonassessable shares of Series C Preferred Stock, and each outstanding Faircom Option will be converted into an option ("Regent Option") entitling the holder to acquire, on equivalent terms, the same number of shares of Series C Preferred Stock as the holder would have been entitled to receive in the Merger if such Faircom Option had been exercised in full on or before the date of the Merger. The aggregate consideration to be paid by Regent to the Faircom stockholders and holders of the Faircom Options in the Merger is based upon a price of $33,162,000, which after adjustment to reflect agreed amounts for Faircom's net working capital and senior debt results in an aggregate consideration of $19,974,203. See "The Merger Agreement."

                                                          Continued on next page

     SEE "RISK FACTORS" BEGINNING ON PAGE 24 HEREOF FOR A DISCUSSION OF RISK FACTORS WHICH SHOULD BE CONSIDERED WHEN EVALUATING THE TRANSACTIONS PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS.

This Proxy Statement/Prospectus is first being mailed to stockholders of Faircom on or about May 12, 1998.

THE SECURITIES OF REGENT COMMUNICATIONS, INC. OFFERED IN CONNECTION WITH THE MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR
  DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
    SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
     ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
         OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Proxy Statement/Prospectus is May 7, 1998

Continued from page 1

     Upon consummation of the Merger, approximately 13.2% of the outstanding common stock of Regent on a fully-diluted, as converted, basis would be owned by those persons who are holders of Faircom Common Stock and Faircom Options on the date of this Proxy Statement/Prospectus, and approximately 27.0% would be owned by holders of the Faircom Subordinated Notes or their assignees on the date of this Proxy Statement/Prospectus, assuming (i) the issuance of additional shares of the respective series of Regent's Preferred Stock pursuant to existing agreements and commitments and (ii) the exercise of all Regent Options and all options and warrants for the acquisition of Regent capital stock that are either outstanding or to be issued pursuant to existing agreements and commitments (other than options issuable to Regent management that are not exercisable prior to or within 60 days following effectiveness of the Merger). See "The
Merger -- Interests of Certain Persons in the Merger; Certain Relationships," "The Merger Agreement -- The Merger," "Information Concerning Regent -- Recent and Pending Transactions" and "Information Concerning Regent -- Security Ownership of Certain Beneficial Owners and Management of Regent Stock."

                             AVAILABLE INFORMATION

     Faircom is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy statements and other information regarding Faircom. The address of such site is http://www.sec.gov.

     Regent has filed a Registration Statement on Form S-4 (herein, together with all amendments thereto, called the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all of the information and undertakings set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Regent and the securities of Regent to be issued pursuant to the Merger Agreement, reference is made to the Registration Statement and the exhibits and schedules thereto. Certain statements contained in this Proxy Statement/Prospectus as to the contents of contracts or other documents that are set forth as an Appendix to this Proxy Statement/Prospectus, or filed or incorporated by reference as an exhibit to the Registration Statement are summaries of the terms thereof and, as such, are not complete. In each such instance, reference is made to the copies of such contracts or other documents either set forth as an Appendix to this Proxy Statement/Prospectus or filed or incorporated by reference as an exhibit to the Registration Statement, and each such statement contained in this Proxy Statement/Prospectus shall be deemed qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Section of the Commission at such address at prescribed rates.

     If the Merger is consummated, Regent will become subject to the reporting requirements of the Exchange Act, and Faircom will cease to be subject to the reporting requirements of the Exchange Act. Regent intends to furnish its stockholders with annual reports containing financial statements audited by Regent's independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus includes or may include certain forward-looking statements with respect to Faircom, Regent and Merger Subsidiary that involve risks and uncertainties. This Proxy Statement/Prospectus contains certain forward-looking statements concerning financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. Although Faircom, Regent and Merger Subsidiary each believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, readers are cautioned that no assurance can be given that such expectations will prove correct and that actual results and developments may differ materially from those conveyed in such forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include changes in general economic, business and market conditions, as well as changes in such conditions that may affect the radio broadcast industry or the markets in which Faircom and Regent operate in particular, increased competition for attractive radio properties and advertising dollars, fluctuations in the costs of operating radio properties, and changes in the regulatory climate affecting radio broadcast companies. Such forward-looking statements speak only as of the date on which they are made, and neither Faircom, Regent nor Merger Subsidiary undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Proxy

Statement/Prospectus. If Faircom, Regent or Merger Subsidiary does update or correct one or more forward-looking statements, readers should not conclude that Faircom, Regent or Merger Subsidiary will make additional updates or corrections with respect thereto or with respect to other forward-looking statements. See "Risk Factors."

                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS WITH RESPECT TO MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER FAIRCOM, REGENT OR MERGER SUBSIDIARY. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FAIRCOM, REGENT OR MERGER SUBSIDIARY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

     ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO FAIRCOM HAS BEEN SUPPLIED BY FAIRCOM, AND ALL INFORMATION RELATING TO REGENT HAS BEEN SUPPLIED BY REGENT. FAIRCOM DOES NOT HAVE INDEPENDENT KNOWLEDGE OF THE MATTERS SET FORTH HEREIN CONCERNING REGENT, AND REGENT DOES NOT HAVE INDEPENDENT KNOWLEDGE OF THE MATTERS SET FORTH HEREIN CONCERNING FAIRCOM.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................      2
FORWARD-LOOKING STATEMENTS..................................      2
SUMMARY.....................................................      7
  General...................................................      7
  Parties to the Merger.....................................      7
  The Special Meeting.......................................      8
  The Merger................................................      9
  Background of the Merger..................................     10
  Faircom's Reasons for the Merger..........................     12
  Potential Negative Consequences of the Merger.............     13
  Reasons of Regent for Engaging in the Merger..............     13
  Recommendation of the Faircom Board.......................     13
  Opinion of Financial Advisor to Faircom...................     13
  Interests of Certain Persons in the Merger; Certain
     Relationships..........................................     14
  Regulatory Approvals......................................     16
  Accounting Treatment......................................     17
  Tax Treatment.............................................     17
  Business and Management of Regent and Faircom Following
     the Merger.............................................     17
  Appraisal Rights..........................................     17
  Certain Expenses of the Merger............................     18
  Certain Conditions to the Merger; Waiver..................     18
  Termination...............................................     18
  Effect of Termination.....................................     18
  Comparison of Stockholder Rights..........................     18
  Market Price and Dividend Information.....................     19
  Faircom Selected Consolidated Financial Data..............     20
  Selected Historical and Pro Forma Condensed Combined
     Financial Data of Regent...............................     21
  Ratio of Earnings to Combined Fixed Changes and Preferred
     Stock Dividends........................................     23
  Comparative Per Share Data................................     23
RISK FACTORS................................................     24
  Limited Operating History.................................     24
  Risk of Inability to Combine Operations Successfully......     24
  Uncertainty for Faircom Stockholders If Merger Not
     Approved...............................................     24
  Risks Related to Additional Acquisitions..................     24
  Risk of Inability to Finance Additional Acquisitions......     25
  Possible Dilution of Ownership............................     25
  Possible Scarcity of Attractive Radio Station
     Acquisitions...........................................     25
  Ability to Meet Obligations...............................     25
  Redemption Rights of Series F Preferred Stock.............     26
  Preference of Series B Preferred Stock....................     26
  Conversion Events and Possible Redemption of Series C
     Preferred Stock........................................     27
  Absence of Existing Trading Market for Regent Stock.......     27
  Restrictive Covenants under Credit Agreement..............     27
  Dependence on Key Personnel...............................     27
  No Cash Dividends.........................................     28
  Competition...............................................     28
  Future Sales of Shares....................................     29
  Restrictions on Resale....................................     29
  Interests of Certain Persons in the Merger................     29

                                                              PAGE
                                                              ----
GENERAL INFORMATION REGARDING PROXIES AND THE SPECIAL
  MEETING...................................................     30
THE MERGER..................................................     31
  General...................................................     31
  Background of the Merger..................................     31
  Reasons of Faircom for Engaging in the Merger.............     33
  Potential Negative Consequences of the Merger.............     35
  Recommendation of the Faircom Board.......................     36
  Reasons of Regent for Engaging in the Merger..............     36
  Opinion of Financial Advisor to Faircom...................     36
  Interests of Certain Persons in the Merger; Certain
     Relationships..........................................     41
  Regulatory Approvals......................................     44
  Certain Federal Securities Law Consequences...............     44
THE MERGER AGREEMENT........................................     45
  The Merger................................................     45
  Representations and Warranties............................     47
  Certain Covenants.........................................     47
  Termination...............................................     49
  Effect of Termination.....................................     50
  Certain Fees and Expenses of the Merger...................     50
  Appraisal Rights..........................................     50
  Registration Rights.......................................     52
  Management of Regent Following the Merger.................     53
MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................     54
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
  OF REGENT COMMUNICATIONS, INC.............................     56
CERTAIN MARKET PRICE AND DIVIDEND INFORMATION REGARDING
  FAIRCOM...................................................     64
THE RADIO BROADCASTING INDUSTRY.............................     64
  Operations................................................     64
  Competition...............................................     65
  FCC Regulation............................................     66
INFORMATION CONCERNING FAIRCOM..............................     68
  The Company...............................................     68
  Operating Strategy........................................     68
  Licenses..................................................     69
  Employees.................................................     69
  Properties................................................     69
  Legal Proceedings.........................................     70
  Security Ownership of Certain Beneficial Owners and
     Management of Faircom..................................     70
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................     73
INFORMATION CONCERNING REGENT...............................     76
  Introduction..............................................     76
  Description of Business...................................     76
  Description of Property...................................     79
  Recent and Pending Transactions...........................     79
  Business of Merger Subsidiary.............................     82
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................     83
  Directors and Executive Officers..........................     89
  Election of Directors.....................................     91

                                                              PAGE
                                                              ----
  Committees of the Board of Directors......................     91
  Compensation of Directors.................................     91
  Compensation of Executive Officers........................     91
  Security Ownership of Certain Beneficial Owners and
     Management of Regent...................................     94
DESCRIPTION OF REGENT SECURITIES............................     99
  General...................................................     99
  Capital Stock.............................................     99
  Common Stock..............................................     99
  Preferred Stock...........................................    100
  Ranking of Series of Regent Preferred Stock...............    101
  Series A Preferred Stock..................................    102
  Series B Preferred Stock..................................    104
  Series C Preferred Stock..................................    107
  Series D Preferred Stock..................................    109
  Series E Preferred Stock..................................    112
  Series F Preferred Stock..................................    114
COMPARISON OF STOCKHOLDER RIGHTS............................    116
STOCKHOLDER PROPOSALS.......................................    117
LEGAL MATTERS...............................................    117
EXPERTS.....................................................    117
INDEX TO FINANCIAL STATEMENTS...............................    119
APPENDICES:
Appendix A -- Agreement of Merger, as amended...............    A-1
Appendix B -- Amended and Restated Certificate of
  Incorporation of Regent...................................    B-1
Appendix C -- Amended and Restated By-Laws of Regent........    C-1
Appendix D-1 -- Opinion of Hoffman Schutz Media Capital,
  Inc. dated March 25, 1998.................................  D-1.1
Appendix D-2 -- Opinion of Hoffman Schutz Media Capital,
  Inc. dated December 4, 1997...............................  D-2.1
Appendix E -- Delaware General Corporation Law Section
  262 ......................................................    E-1
Appendix F -- Form of Proxy.................................    F-1

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Certain capitalized terms used in this Summary are defined elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus, including the appendices hereto.

GENERAL

     This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Faircom Board of proxies to be voted at the Special Meeting of Faircom's stockholders to be held on June 3, 1998, and at any adjournments thereof. At the Special Meeting, the Faircom stockholders will be asked to approve and adopt the Merger Agreement.

PARTIES TO THE MERGER

     Regent. Regent, a Delaware corporation, is headquartered in Covington, Kentucky. It was founded in 1996 by Terry S. Jacobs and William L. Stakelin. Regent, through one of its wholly-owned subsidiaries, currently owns and operates radio station KCBQ(AM) located in San Diego, California, and operates 24 other stations in eight markets under time brokerage agreements. Regent has entered into a letter of intent for the sale of KCBQ(AM), is engaged in discussions for the sale of its interest in WSSP(FM), Charleston, South Carolina, and has pending a number of transactions for the acquisition of radio stations (such pending sale and acquisition transactions being referred to collectively as the "Pending Transactions"). If the Merger Agreement and the Pending Transactions are consummated, Regent would own a total of 31 stations in nine markets. See "Information Concerning Regent -- Recent and Pending Transactions."

     The outstanding capital stock of Regent is owned by Mr. Jacobs, who owns 132,568 shares (or approximately 55%) of Regent Common Stock and 300,000 shares (or 50%) of Regent's Series A Convertible Preferred Stock ("Series A Preferred Stock"); Mr. Stakelin, who owns 107,432 shares (or approximately 45%) of Regent Common Stock (Mr. Stakelin has also agreed to purchase, on or before effectiveness of the Merger, 20,000 shares (or approximately 3%) of Regent's Series A Preferred Stock); River Cities Capital Fund Limited Partnership, a Delaware limited partnership ("River Cities"), which owns 300,000 shares (or 50%) of Regent's Series A Preferred Stock (River Cities is entitled to receive, upon effectiveness of the Merger, warrants for the purchase of 80,000 shares of Regent Common Stock); General Electric Capital Corporation, a New York corporation ("GE Capital"), which owns 1,000,000 shares of Regent's Series B Senior Convertible Preferred Stock ("Series B Preferred Stock") (GE Capital is also to receive, upon issuance of Series F Preferred Stock to Waller-Sutton as described below, five-year warrants for the purchase of 50,000 shares of Regent Common Stock at an exercise price of $5.00 per share); and BMO Financial, Inc., a Delaware corporation and an affiliate of Bank of Montreal, which owns 220,000 shares of Regent's Series D Convertible Preferred Stock ("Series D Preferred Stock"). BMO Financial, Inc. has also agreed to purchase an additional 780,000 shares of Series D Preferred Stock on or before effectiveness of the Merger. In addition, Regent expects to issue at or around consummation of the Merger approximately 600,000 shares of Regent's Series E Convertible Preferred Stock ("Series E Preferred Stock") in connection with acquisitions of radio stations and 2,000,000 shares of Regent's Series F Convertible Preferred Stock ("Series F Preferred Stock") with detachable warrants for the purchase of 820,000 shares of Regent's Common Stock in connection with an expected equity investment in Regent by Waller-Sutton Media Partners, L.P. ("Waller-Sutton") and others, including entities that are partners or affiliates of partners of Waller-Sutton. See "Information Concerning Regent -- Security Ownership of Certain Beneficial Owners and Management of Regent" and "Information Concerning Regent -- Recent and Pending Transactions."

     Messrs. Jacobs and Stakelin together have over 50 years experience in owning and operating radio broadcast companies, having founded or co-founded, developed and operated three significant radio companies. Mr. Jacobs served as President and Chief Executive Officer of a privately-held radio broadcast company which he co-founded in 1993 under the name "Regent Communications, Inc." (a Kentucky corporation unrelated to Regent and referred to herein as "Regent I"), and which acquired and operated 16 radio stations until its merger into Jacor Communications, Inc. in 1997. Prior to 1993, Mr. Jacobs was Chairman and Chief Executive Officer of Jacor

Communications, Inc., a radio broadcast company which he founded in 1979 and which, during his tenure, grew to become the then ninth largest radio company in the U.S. in terms of revenue. Mr. Stakelin served as Executive Vice President and Chief Operating Officer of Regent I from 1995 until its merger into Jacor Communications, Inc. In 1988, Mr. Stakelin co-founded Apollo Radio, Ltd., a privately-held radio broadcast company which acquired and operated nine radio stations until its sale to Regent I in 1995. See "Information Concerning
Regent -- Directors and Executive Officers."

     The principal executive offices of Regent are located at 50 East RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011, and the telephone number of Regent at such offices is (606) 292-0030. Regent's operations are conducted through subsidiary corporations, and references to the term "Regent" herein include such subsidiaries unless the context otherwise requires.

     Merger Subsidiary. Merger Subsidiary, a Delaware corporation, was organized by Regent in connection with the proposed Merger, and has not conducted any business. All of the issued and outstanding shares of capital stock of Merger Subsidiary are owned by Regent. Merger Subsidiary's assets as of effectiveness of the Merger will consist solely of the number of shares of Series C Preferred Stock and Regent Options sufficient to fund the consideration to be paid for the shares of Faircom Common Stock and the Faircom Options in the Merger. Because Merger Subsidiary has no operating history and only nominal assets at present, no historical financial statements for Merger Subsidiary are included herein.

     Faircom. Faircom was founded by Joel M. Fairman in April 1984 and began operations with the objective of acquiring broadcasting properties at prices considered attractive by Faircom, financing them on terms satisfactory to Faircom, managing them in accordance with Faircom's operating strategy and building a broadcasting group. Faircom has sought to acquire radio properties which have a history of growing revenues and broadcast cash flow, have capable operating management and are in communities with good growth prospects or which have attractive competitive environments. Faircom focuses its acquisition efforts on medium and smaller radio markets, particularly where there may be an opportunity to achieve a significant cluster of stations in the market or to add additional stations in surrounding communities. Faircom does not purchase properties with negative cash flows, or so-called "under-performing" or "turnaround" properties, unless they complement or can be combined with the operations of positive cash flow properties in a market or regional cluster. Faircom's strategy is to have at least $1,000,000 in broadcast cash flow and be among the top three operators in each of its markets.

     Faircom owns and operates six radio stations: WFNT(AM) and WCRZ(FM) in Flint, Michigan; WWBN(FM) in Tuscola, Michigan, a community north of Flint; WMAN(AM) and WYHT(FM) in Mansfield, Ohio; and WSWR(FM) in Shelby, Ohio, adjoining Mansfield.

     Faircom is a Delaware corporation whose executive offices are located at 333 Glen Head Road, Suite 220, Old Brookville, New York 11545 and its telephone number is (516) 676-2644. All of Faircom's properties are owned and operated through subsidiary corporations, and references to the term "Faircom" herein include such subsidiaries unless the context otherwise requires.

THE SPECIAL MEETING

     Date, Time and Place. The Special Meeting will be held on June 3, 1998 at 11:00 a.m., local time, at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York, to consider and vote upon approval and adoption of the Merger Agreement.

     Record Date; Quorum. The Faircom Board has fixed the close of business on May 5, 1998 as the record date ("Record Date") for the determination of holders of the Faircom Common Stock entitled to notice of and to vote at the Special Meeting. Only the holders of Faircom Common Stock as of the Record Date are entitled to notice of and to vote at the Special Meeting. The presence, in person or by proxy, of the holders of shares of Faircom Common Stock possessing a majority of the votes entitled to be cast at the Special Meeting will constitute a quorum at the Special Meeting.

     Vote Required. As of the Record Date, there were issued, outstanding and entitled to vote 7,378,199 shares of Faircom Common Stock. Each share of Faircom Common Stock outstanding on the Record Date is entitled to one vote on each matter to be presented at the Special Meeting. The affirmative vote of the holders of shares possessing a majority of the votes entitled to be cast by the holders of record of Faircom Common Stock on the Record Date is required to adopt and approve the Merger Agreement. All of the members of the Faircom Board and officers of Faircom who are also Faircom stockholders (and who, as such, hold approximately 18% of the Faircom Common Stock outstanding on the Record Date) have indicated it is their intention to vote in favor of the Merger.

THE MERGER

     Terms of the Merger. Subject to approval and adoption of the Merger Agreement by the stockholders of Faircom at the Special Meeting and the satisfaction or waiver of the other conditions contained in the Merger Agreement, Faircom will be merged into Merger Subsidiary, with Merger Subsidiary continuing as the surviving corporation (the "Surviving Corporation"). It is anticipated the closing of the Merger would occur within one or two days following approval of the Merger by the Faircom stockholders. Upon effectiveness of the Merger, based upon the number of shares of Faircom Common Stock currently outstanding and to be issued upon conversion of the Class A and Class B Faircom Subordinated Notes, each outstanding share of Faircom Common Stock will be exchanged for .1409916 of a share of the Series C Preferred Stock. Holders of Faircom Common Stock otherwise entitled to fractional shares of Series C Preferred Stock will be paid cash in lieu of such fractional shares determined as described herein. The outstanding Faircom Options will be converted into Regent Options entitling the holder to acquire, on equivalent terms, the same number of shares of Series C Preferred Stock as the holder would have been entitled to receive in the Merger if such Faircom Options had been exercised in full prior to the date of the Merger. See "The Merger Agreement."

     Effectiveness of the Merger. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware ("Effectiveness"). Such filing will be made as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of Faircom have been obtained. See "The Merger Agreement -- Effectiveness."

     Consideration to be Paid for the Faircom Stock. The aggregate consideration to be paid by Regent to the Faircom stockholders and holders of the Faircom Options in the Merger is based upon a price of $33,162,000, which after adjustment to reflect agreed amounts for Faircom's net working capital and outstanding principal amount of and accrued interest on Faircom's senior debt results in an aggregate consideration of $19,974,203. This will result in the issuance in the Merger of 3,720,796 shares of Series C Preferred Stock and Regent Options to purchase 274,045 shares of Series C Preferred Stock, representing approximately 40.2% of the outstanding capital stock of Regent on a fully-diluted, as converted, basis assuming (i) the exercise of all Regent Options and all options and warrants for the acquisition of Regent capital stock that are either outstanding or to be issued pursuant to existing agreements and commitments, other than options issuable to Regent management that are not exercisable prior to or within 60 days following effectiveness of the Merger, and (ii) the issuance of additional shares of the respective series of Regent's Preferred Stock pursuant to existing agreements and commitments including the issuance to Waller-Sutton of 2,000,000 shares of Series F Preferred Stock and detachable warrants pursuant to its commitment. On this basis, upon consummation of the Merger, approximately 13.2% of the outstanding common stock of Regent on a fully-diluted, as converted, basis would be owned by those persons who are holders of Faircom Common Stock and Faircom Options on the date of this Proxy Statement/Prospectus, and approximately 27.0% would be owned by holders of the Faircom Subordinated Notes or their assignees on the date of this Proxy Statement/Prospectus. These percentages would be approximately 18.6% and 37.9%, respectively, if the proposed investment of Waller-Sutton in the Series F Preferred Stock and detachable warrants were not to be consummated. See "The Merger Agreement -- Consideration to be Paid for Faircom Stock."

     Holders of the Class A and Class B Faircom Subordinated Notes have agreed to convert all such securities into Faircom Common Stock. Of the shares of the Series C Preferred Stock issued as a result of the conversion of the Faircom Subordinated Notes into Faircom Common Stock, 300,000 shares will be subject to the right of Blue Chip and Miami Valley to put such shares to Regent for redemption in accordance with the terms of a certain Amended and Restated Redemption and Warrant Agreement dated as of March 31, 1998 among Blue Chip, Miami Valley, Regent and Faircom (the "Redemption and Warrant Agreement"). If however, Waller-Sutton's equity investment in Regent is consummated in accordance with the terms of its commitment, part of Waller-

Sutton's investment will include the purchase from Blue Chip and Miami Valley of a total of $1,500,000 of the Class A and Class B Faircom Subordinated Notes, which Waller-Sutton will convert into Faircom Common Stock prior to the Merger. In this event, this put right would not be transferred to Waller-Sutton, and, instead, would terminate by its terms. See "Information Concerning Regent -- Recent and Pending Transactions."

     Effect of the Merger on Faircom Stock Options. At Effectiveness, the holders of the Faircom Options will receive substitute Regent Options under the Regent Communications, Inc. Faircom Conversion Stock Option Plan. Each Faircom Option will be deemed to constitute an option to acquire the same number of shares of Series C Preferred Stock as the holder of such Faircom Option would have been entitled to receive pursuant to the Merger had such holder exercised such Faircom Option in full immediately prior to the consummation of the Merger. Otherwise, the terms of each Regent Option to be issued in the Merger will be the same in all material respects as the terms of the Faircom Option in respect of which it is issued. See "The Merger Agreement -- Treatment of Options."

BACKGROUND OF THE MERGER

     With the enactment of the Telecommunications Act in February 1996, it rapidly became clear that radio station ownership would consolidate dramatically. Faircom accelerated its objective of acquiring additional radio stations to obtain operational benefits of scale and additional financial strength resulting from a larger corporate structure. In addition, Faircom believed that this strategy, if successfully consummated, would make it a more attractive partner for combination with another broadcasting group owner.

     In April 1996, Faircom retained The Crisler Company, Cincinnati, Ohio, to provide investment banking services in connection with negotiation and financing of radio station acquisitions, with particular emphasis on smaller market stations. In October 1996, the focus of these activities became radio stations WMAN(AM) and WYHT(FM) in Mansfield, Ohio owned by Treasure Radio Associates Limited Partnership. During October 1996 a number of meetings took place with possible financing sources for this acquisition. In this connection, a meeting was held in New York City on October 30, 1996 among Joel M. Fairman, Chairman of Faircom, R. Dean Meiszer, President of The Crisler Company, and Terry S. Jacobs and William L. Stakelin, Chairman and President, respectively, of the subsequently formed Regent. Since Messrs. Jacobs and Stakelin were then in the process of planning their own radio station acquisitions and attendant financing, this meeting was exploratory only and ended with no conclusive or even preliminary understandings, other than to continue to communicate the progress of each company.

     In January 1997, Faircom Mansfield Inc., a wholly-owned subsidiary of Faircom, entered into an asset purchase contract to acquire the Mansfield stations for $7,650,000 in cash. Thereafter, a series of negotiations ensued with various capital sources to finance the acquisition and also to purchase the interests then owned by Citicorp Venture Capital, Ltd. in Faircom for $6,400,000.

     On May 21, 1997, a meeting was held in Cincinnati, Ohio among Messrs. Fairman and Meiszer, John E. Risher, Senior Vice President of Faircom, John H. Wyant, a manager of the general partner of Blue Chip and a special limited partner of Miami Valley and Mr. Wyant's associate, Z. David Patterson. At this meeting there was discussed an investment in Faircom by Blue Chip and Miami Valley. In addition, Mr. Wyant stated that Regent was entering into a contract to acquire a group of radio stations in California and Arizona owned by The Park Lane Group (the "Park Lane Stations") and he believed that a merger with Regent attractive to the stockholders of Faircom could be negotiated. Faircom stockholders, including Blue Chip and Miami Valley, would retain significant equity positions in the merged companies. Mr. Wyant emphasized that an affiliated fund had been an investor in Regent I, a radio operating company previously managed by Messrs. Jacobs and Stakelin which had been merged into Jacor Communications, Inc. in a transaction that closed in February 1997. The investment in that prior company had been highly profitable for its equity investors and the experience with Messrs. Jacobs and Stakelin had been exceptionally favorable, according to Mr. Wyant. Messrs. Jacobs and Stakelin were known most favorably to Messrs. Fairman, Risher and Meiszer based on their historic performance and reputation in the radio industry.

     Following this meeting, the group met in the offices of Regent with Messrs. Jacobs and Stakelin and Matthew A. Yeoman, Regent's Vice-President--Finance, and engaged in a general discussion of the properties and operations of Faircom and Regent and the possible advantages of a merger. The concept of the proposed transaction with Regent appeared attractive to Messrs. Fairman, Risher and Meiszer. Over the next few days the proposed transaction was discussed individually with the other directors of Faircom. It was determined that Faircom should attempt to negotiate specific terms of a merger transaction with Regent.

     As a result of the May meeting and the conversations with directors that followed, work commenced on a letter of intent between Faircom and Regent. As of June 30, 1997, the Mansfield acquisition and the purchase of the Citicorp interests in Faircom were consummated through a new investment aggregating $10,000,000 in the form of Class A and Class B Faircom Subordinated Notes purchased by Blue Chip and Miami Valley and additional senior debt from Faircom's senior lender. In addition, a non-binding letter of intent containing general terms and a number of contingencies relating to the proposed merger was signed on June 30, 1997. Thereafter, the parties determined that modification to the terms and conditions stated in the letter of intent were needed, and on July 21, 1997 Messrs. Fairman, Meiszer and Wyant met in New York City to discuss the formulation of a new letter of intent for a merger with Regent. Work followed on a draft of a new letter of intent.

     A meeting was held on September 10, 1997, in Cincinnati, Ohio to discuss outstanding issues on the letter of intent. Attending the meeting were Messrs. Fairman, Jacobs, Stakelin, Wyant, Meiszer, Steven J. Kaufmann, Vice President of The Crisler Company, and counsel for Regent and Blue Chip. Most of the remaining issues in the letter of intent were resolved at this meeting.

     By September 16, 1997, all remaining issues of the letter of intent had been resolved and copies were prepared for execution by Faircom and Regent. The Faircom Board met to consider the proposed transaction with Regent, including the draft letter of intent. At this meeting, Mr. Wyant was elected a Director of Faircom. The Faircom Board then reviewed the proposed transaction with Regent, and those present unanimously authorized execution of the letter of intent and all steps necessary to prepare and execute a definitive merger agreement with Regent, subject to obtaining an opinion from an independent financial advisor, addressed to the Faircom Board, to the effect that the consideration to be received by the stockholders of Faircom in connection with the proposed merger would be fair to them from a financial point of view ("Fairness Opinion"). On September 16, 1997, a non-binding letter of intent with respect to the proposed merger was signed by Faircom and Regent.

     The Faircom Board thereafter contacted a number of financial advisors to discuss their providing a Fairness Opinion. After considering a number of proposals, Faircom executed an engagement letter dated November 6, 1997 with Hoffman Schutz Media Capital, Inc. ("HSMC"), providing for HSMC to review the proposed transaction and determine whether HSMC could deliver such a Fairness Opinion.

     During November 1997, preparation and negotiation of a definitive merger agreement continued. On December 4, 1997, HSMC delivered a Fairness Opinion to the Faircom Board.

     On December 5, 1997, Faircom and Regent executed the Merger Agreement. See "The Merger -- Background of the Merger."

     After HSMC rendered its fairness opinion to the Faircom Board on December 4, 1997, more current financial results for most of the radio properties to be acquired by Regent in the Merger and the other Pending Transactions became available, and there were changes made to certain aspects of Regent and the Merger. Specifically, HSMC was advised that it is the intention of the holders of the Class A and Class B Faircom Subordinated Notes to convert the entire principal amount of such Notes to Faircom Common Stock prior to consummation of the Merger. In addition, HSMC was advised that Regent intends to issue a new series of Preferred Stock to Waller-Sutton, which has agreed to make an equity investment in Regent subject to the satisfaction of certain conditions, and to use the proceeds of such equity investment to finance a portion of the Merger, the purchase of the stock of The Park Lane Group and the other Pending Transactions. At the request of Faircom, HSMC updated its fairness evaluation to take into account the more recent station financials and the foregoing changes. In addition, HSMC conducted site visits to the stations Regent has agreed to acquire in Apple Valley and Lucerne Valley, California. The use of the updated information had no effect on HSMC's original opinion that the consideration to be paid to the Faircom stockholders in the Merger was fair to the Faircom stockholders from a financial standpoint. This confirmation of HSMC's original fairness opinion was delivered orally to the Faircom Board on March 25, 1998 with a written opinion dated March 25, 1998 subsequently delivered to Faircom by mail.

FAIRCOM'S REASONS FOR THE MERGER

     The Faircom Board has unanimously approved the proposed Merger and believes the Merger is in the best interests of Faircom and its stockholders. In reaching their decision, the directors considered, with the assistance of management and its legal and financial advisors, the following factors:

          (i) In the Merger, each share of Faircom Common Stock will be exchanged for a proportionate share of Series C Preferred Stock with a liquidation preference amount of $5.00 per share. The liquidation preference amount of the Series C Preferred Stock received for each share of Faircom Common Stock represented a substantial premium over the then historical market prices for each share of Faircom Common Stock to be exchanged therefor;

          (ii) The Merger offers Faircom stockholders an opportunity to acquire equity ownership in what would be a significantly larger company upon completion of the Merger and the Pending Transactions and at the same time retain the opportunity to participate in the long-term growth and appreciation of Faircom's business through their ownership interest in Regent;

          (iii) The complementary nature of the strategic goals of management of Faircom and Regent, particularly with respect to focusing on acquisitions of radio stations in small- and medium-sized markets and acquiring clusters of stations in such markets with combined broadcast cash flow of at least $1,000,000 and with a strategy of becoming one of the top three operators in each such market;

          (iv) The increased diversification of the resulting company's ownership of radio stations, both in the number of stations owned and in the markets served;

          (v) Potential operating synergies and cost savings, including the consolidation of administrative and support functions and group discount pricing for broadcast and computer programming services, insurance premiums and legal and accounting services;

          (vi) The attractiveness to the stockholders of Faircom of the valuation placed on the business of Faircom with respect to the proforma total enterprise value of Regent upon consummation of the Merger, and the opinion of HSMC that, as of December 4, 1997 and March 25, 1998, the consideration to be received by the Faircom stockholders was fair, from a financial point of view, to such stockholders (see "The Merger -- Opinion of Financial Advisor to Faircom");

          (vii) The relative attractiveness of other potential transactions and business strategies;

          (viii) The terms of the Series C Preferred Stock, including full voting rights, a $5.00 preference on liquidation of Regent together with full equity participation in any remaining assets if converted to common stock, and an accruing 7% annual dividend to be paid in cash in the event of liquidation or conversion to common stock at any time at the option of the holder or where the Board of Directors of Regent requires conversion in the case of a specified conversion event; and

          (ix) Information with respect to Regent's Pending Transactions including, among other things, the recent and historical earnings performance of the radio stations involved in the Pending Transactions, and what the Faircom Board believes to be the potential earnings capability of such stations, and the historical ability of Regent's executives in prior businesses to implement successfully a growth strategy by acquisition and operation of radio stations in small- and medium-sized markets.

     In the course of its deliberations, the Faircom Board reviewed the following additional factors relevant to the Merger: (i) the capital structure of Regent; (ii) the financial analysis of HSMC prepared in connection with its Fairness Opinion; (iii) reports from management and legal advisors on specific terms of the Merger Agreement; and (iv) the proposed terms, timing and structure of the Merger. See "The Merger -- Reasons of Faircom for Engaging in the Merger."

POTENTIAL NEGATIVE CONSEQUENCES OF THE MERGER

     The Faircom Board does not believe there are any material disadvantages or detriments to the Faircom stockholders as a result of the Merger. The Faircom Board did consider, however, in its deliberations concerning the Merger the matters set forth under the caption "Risk Factors" in this Proxy Statement/Prospectus, including the following possible circumstances which, were they to occur, could affect adversely the interests of the Faircom stockholders in Regent following the Merger: (i) the possibility of management disruption associated with the Merger and the risk that, despite the efforts of the combined company, key management personnel of Faircom might not continue their employment with the combined company; (ii) the possibility that certain of the operating economies of scale such as the elimination of redundant administrative cost sought to be achieved as a result of the Merger might not be achieved;
(iii) the possibility of Faircom's failure to be successfully integrated into Regent; (iv) the possibility that Faircom's business would outperform the other business activities of Regent; and (v) because the Faircom stockholders would no longer represent all of the ownership of the Faircom assets, decisions reserved to stockholders would no longer be able to be decided by a vote of the Faircom stockholders alone. The Faircom Board recognized the possibility that should any or all of the foregoing factors occur, the value of the Faircom stockholders' interest in Regent as a result of the Merger could be less than the value of such Faircom stockholders' interest in Faircom in the absence of the Merger. The Faircom Board concluded that the potential adverse effects of such conditions were outweighed by the potential benefits to the Faircom stockholders of the Merger and did not represent material disadvantages or detriments to the Faircom stockholders as a result of the Merger.

     The foregoing discussions of information and factors considered by the Faircom Board is not intended to be exhaustive but is intended to include the material factors considered. In view of the wide variety of factors considered, the Faircom Board did not find it practical to, and did not, quantify or otherwise assign relative weight to the specific factors considered, and individual directors may have given differing weights to different factors.

     See "The Merger -- Faircom's Reasons of Faircom for Engaging in the Merger; -- Potential Negative Consequences of the Merger; -- Recommendations of the Faircom Board."

REASONS OF REGENT FOR ENGAGING IN THE MERGER

     The management of Regent believes the Faircom stations fit well within Regent's operational and acquisition strategies. The stations are cash flowing properties located in medium-sized markets which meet the criteria of Regent's targeted markets, provide Regent with geographic diversity, and have good potential for growth. The stations hold good competitive positions in their markets with well-established formats, strong historical revenues, and positive cash flows, which Regent expects will be factors attractive to broadcast lenders and equity investors. The Merger also brings with it Faircom's management team and the stations' technical facilities, which Regent believes can be utilized effectively to establish a sound structure for Regent's plans for future growth.

RECOMMENDATION OF THE FAIRCOM BOARD

     THE FAIRCOM BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF FAIRCOM AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AGREEMENT. THE FAIRCOM BOARD RECOMMENDS TO THE STOCKHOLDERS OF FAIRCOM THAT THEY VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR TO FAIRCOM

     HSMC, Faircom's independent financial advisor, delivered its written opinion dated December 4, 1997, as supplemented by its opinion dated March 25, 1998, to the Faircom Board to the effect that, as of such dates, the consideration to be received by the stockholders of Faircom in connection with the Merger is fair, from a financial point of view, to the stockholders of Faircom. Copies of the opinions, which set forth the assumptions made, matters considered and limitations on the review undertaken by HSMC are attached to this Proxy Statement/

Prospectus as Appendices D-1 and D-2 and should be read in their entirety. See "The Merger -- Background of the Merger" and "The Merger -- Opinion of Financial Advisor to Faircom."

     Subsequent to the issuance by HSMC of its opinions to the Faircom Board, Regent engaged the services of HSMC to provide an appraisal of Regent's net assets upon which could be based a purchase price value for accounting purposes (i.e. reverse purchase accounting). Regent believes HSMC was the logical choice to provide such valuation given the groundwork and analysis previously undertaken by HSMC in connection with preparing its Fairness Opinion. Faircom provided to HSMC its consent to the rendering of such an appraisal to Regent. Regent does not believe this appraisal has any material relationship to the Merger. The appraisal was not requested or considered by the Board of Directors of either Regent or Faircom in evaluating or negotiating the terms of the Merger. Regent requested the appraisal for the sole purpose of assisting in the preparation of the pro forma financial statement adjustments presented as part of this Proxy Statement/Prospectus. The appraisal was not requested until nearly six months after the principal terms of the Merger had been negotiated and several months after the Agreement of Merger had been signed, and its receipt and content were not conditions of the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER; CERTAIN RELATIONSHIPS

     In considering the recommendations of the Faircom Board with respect to adopting the Merger Agreement and the transactions contemplated thereby, stockholders of Faircom should be aware that certain employees, officers and directors of Faircom and the holders of the Faircom Subordinated Notes have interests in the Merger that are in addition to the interests of stockholders of Faircom generally.

     There are currently $11,100,000 in original principal amount of Class A, Class B and Class C Faircom Subordinated Notes outstanding. Of the Faircom Subordinated Noteholders, Blue Chip holds $8,750,000 in original principal amount; Miami Valley holds $1,350,000 in original principal amount; and PNC Bank, National Association, Trustee ("PNC Trustee"), by assignment from Blue Chip and Miami Valley, holds $1,000,000 in original principal amount. Under terms of the Securities Purchase Agreement applicable to the Class A and Class B Faircom Subordinated Notes, as amended, the Faircom Subordinated Noteholders will have the right to require the liquidation of Faircom and each of its subsidiaries if Faircom does not consummate a merger of Faircom with another corporation on or before April 1, 1999. The Faircom Subordinated Noteholders will not be voting on the proposed resolution to approve the Merger with Regent but have consented to it and agreed to convert all $10,000,000 of Class A and Class B Faircom Subordinated Notes into Faircom Common Stock immediately prior to the Closing Date. If the Merger is not approved by the Faircom stockholders, unless a merger of Faircom with another corporation is consummated by April 1, 1999, the Faircom Subordinated Noteholders may require the assets of Faircom be sold and Faircom liquidated.

     Blue Chip and Miami Valley are venture capital funds managed by Blue Chip Venture Company, Ltd. and one of its affiliates, respectively. John H. Wyant is a principal in and a manager of Blue Chip Venture Company, Ltd. and such affiliate. An affiliate fund of Blue Chip Venture Company, Ltd. previously invested funds managed by it in Regent I, a radio broadcasting company formerly operated by Messrs. Jacobs and Stakelin. As a member of the Faircom Board, Mr. Wyant has voted in favor of the Merger, and under the terms of the Merger Agreement, upon consummation of the Merger, Mr. Wyant will become a member of the Board of Directors of Regent.

     In January 1998, Blue Chip made a loan to Faircom of $1,100,000 to finance, in part, the purchase of the Shelby Station, and in connection with that loan, Faircom issued to Blue Chip the Class C Subordinated Promissory Note ("Class C Subordinated Note"). The Class C Subordinated Note bears interest at a rate of 14% per annum, payable at maturity, and becomes due and payable on the earlier of the Closing of the Merger or April 1, 1999.

     The Merger Agreement provides the Faircom Subordinated Noteholders with certain demand and piggyback registration rights with respect to registration for sale under the Securities Act of the shares of Regent Common Stock into which their shares of Series C Preferred Stock are then convertible. The holders of Regent's Series A, Series B and Series D Preferred Stock also have certain registration rights with respect to their shares. See "The Merger
Agreement -- Registration Rights." Registration rights will also be granted to holders of Regent's Series F Preferred Stock and detachable warrants issued in connection with the sale thereof as well as to GE Capital in respect of warrants it would receive upon issuance of the Series F Preferred Stock. Registration rights are not being granted in connection with the Merger to any of the Faircom securityholders other than the Faircom Subordinated Noteholders and their assignees.

     Pursuant to the terms of the Redemption and Warrant Agreement, at such time as Regent has raised additional equity capital of at least $1,500,000, Blue Chip and Miami Valley may require Regent to repurchase up to $1,500,000 of the shares of Series C Preferred Stock issued to Blue Chip and Miami Valley upon effectiveness of the Merger in exchange for their Faircom Common Stock, at its stated value of $5.00 per share plus the amount of any accrued and unpaid dividends on such Series C Preferred Stock being repurchased. Until such additional equity has been raised, Blue Chip and Miami Valley will be issued each month five-year warrants to acquire an aggregate of 375 shares of Series C Preferred Stock at a price of $1.00 per share. See "The Merger Agreement -- Consideration to be Paid for Faircom Stock." These redemption and warrant rights are not being granted to any Faircom securityholder other than Blue Chip and Miami Valley. If Waller-Sutton's equity investment in Regent is consummated in accordance with the terms of its commitment, part of Waller-Sutton's investment will include the purchase from Blue Chip and Miami Valley of $1,500,000 of the Faircom Subordinated Notes. In this event, the put and warrant rights would terminate by their terms. See "Information Concerning Regent -- Recent and Pending Transactions."

     Concurrently with its approval in June 1997 of the $10,000,000 investment in Faircom of Blue Chip and Miami Valley, the Faircom Board authorized the issuance to Joel M. Fairman and John E. Risher, President and Senior Vice President of Faircom, respectively, of stock options entitling Mr. Fairman to purchase up to 958,886 shares, and entitling Mr. Risher to purchase up to 159,814 shares, of Faircom Common Stock, or such greater number of shares as may be necessary for them to maintain their then existing percentage ownership interest in Faircom. These options are in the nature of preemptive rights inasmuch as (a) they are exercisable only if the Class A and Class B Faircom Subordinated Notes are converted to Faircom Common Stock, and (b) they enable Messrs. Fairman and Risher to acquire additional Faircom Common Stock at the same price per share at which the Class A and Class B Faircom Subordinated Noteholders could acquire Faircom Common Stock by conversion of the Class A and Class B Faircom Subordinated Notes. The number of shares of Faircom Common Stock Messrs. Fairman and Risher may purchase, and the exercise price of these options, are dependent upon the amount of the Faircom Subordinated Notes that is converted to Faircom Common Stock. If the full amount of the $10,000,000 of Class A and Class B Faircom Subordinated Notes is converted to Faircom Common Stock, then Messrs. Fairman and Risher will be entitled to purchase the full number of 1,118,700 shares at a purchase price per share of approximately $.53 per share. As a result, these options would allow Messrs. Fairman and Risher the right to preserve their percentage stock ownership position in Faircom and to realize a gain in value on those option shares as a result of the conversion of the Faircom Subordinated Notes in connection with the Merger. See "The
Merger -- Interests of Certain Persons in the Merger; Certain Relationships."

     It is contemplated that the employees of Faircom generally will continue to be employed by the Surviving Corporation following the Merger, including specifically Messrs. Fairman and Risher. Mr. Fairman's continued employment will be governed by a two-year employment agreement followed by a one-year consulting agreement, providing annual compensation of $190,000, discretionary annual bonuses, discretionary stock option awards, ownership of a term life insurance policy paid for by Regent, an automobile allowance and certain other benefits. See "Information Concerning Regent -- Compensation of Executive Officers." The Merger Agreement also provides for the appointment of Mr. Fairman to the Board of Directors of Regent as Vice Chairman. See "The Merger -- Interests of Certain Persons in the Merger; Certain Relationships."

     Terry S. Jacobs, Regent's Chairman and Chief Executive Officer, and William
L. Stakelin, Regent's President and Chief Operating Officer, have signed employment agreements which provide for the issuance to each of them under Regent's 1998 Management Stock Option Plan of incentive and non-qualified stock options to purchase, during a ten-year period following the date of grant (or such shorter period as may be required to preserve the nature of the options as incentive stock options), at an exercise price determined by the Board of Directors of Regent (but not less than the greater of the fair market value per share of the Regent Common Stock on the date of grant and $5.00 per share), that number of shares of the common stock of Regent which constitutes 5.5% of Regent's capital stock outstanding from time to time, on a fully-diluted, as converted, basis; provided, however, that such number shall not exceed 733,333 without further approval of the Board of Directors (and

Waller-Sutton if the Series F Preferred Stock is issued). The initial grant of these options is to be made upon effectiveness of the Merger, at which time it is estimated that options to purchase approximately 612,000 shares of Regent Common Stock will be granted to each of Mr. Jacobs and Mr. Stakelin at an exercise price of $5.00 per share, assuming all of the Pending Transactions and the issuance of at least $10,000,000 of the Series F Preferred Stock are completed concurrently with the Merger. See "Information Concerning
Regent -- Compensation of Executive Officers."

     In order to induce River Cities, as a holder of Regent's Series A Preferred Stock, to approve the Merger, Regent agreed to issue to River Cities, upon consummation of the Merger, five-year warrants to purchase 80,000 shares of Regent Common Stock at an exercise price of $5.00 per share. R. Glen Mayfield, a member of Regent's Board of Directors, serves as the general partner of River Cities Management Limited Partnership, which is the general partner of River Cities.

     In order to induce GE Capital, as a holder of Regent's Series B Preferred Stock, to approve the addition of mandatory conversion rights to the terms of the Series B Preferred Stock in conjunction with issuance of the Series F Preferred Stock, Regent has agreed to issue to GE Capital, upon issuance of the Series F Preferred Stock, five-year warrants to purchase 50,000 shares of Regent Common Stock at an exercise price of $5.00 per share. It is contemplated that the terms of these warrants will be substantially the same as those which are to be issued to River Cities upon consummation of the Merger.

     Waller-Sutton has entered into a commitment letter with Regent dated March 19, 1998, as amended (the "Waller-Sutton Commitment") which provides for the investment by Waller-Sutton, subject to negotiation of definitive agreements and the satisfaction of certain conditions, of at least $11,500,000 in convertible preferred stock of Regent. This investment would consist of the purchase from Regent of $10,000,000 of its Series F Preferred Stock and the acquisition from Blue Chip and Miami Valley of $1,500,000 in principal amount of Class A and Class B Faircom Subordinated Notes that would be converted to Faircom Common Stock and exchanged for Series C Preferred Stock in the Merger. Waller-Sutton would receive, as part of this investment, warrants to purchase 820,000 shares of Regent Common Stock at an exercise price of $5.00 per share. Waller-Sutton has reserved the right to assign up to $3,500,000 of its investment commitment and an unspecified portion of its warrant rights to partners or affiliates of Waller-Sutton and/or other purchasers of Series F Preferred Stock and to so reduce its investment commitment in respect of the first $3,500,000 of Series F Preferred Stock purchased by others. One of the conditions precedent to Waller-Sutton's investment in Regent is the consummation of the Merger. Upon making its investment, Waller-Sutton will have the right to elect two members to Regent's Board of Directors, who will initially be Messrs. William H. Ingram and Richard H. Patterson. See "Information Concerning Regent--Recent and Pending Transactions."

     The Waller-Sutton Commitment provides that the terms of the Series F Preferred Stock to be acquired by it will include the right of the holders to require Regent to repurchase the Series F Preferred Stock at any time after five years at a price equal to the greater of its fair market value or the sum of its stated value of $5.00 per share and all accrued but unpaid dividends thereon (as well as any warrants held by such holders at a price equal to the fair market value of the Regent Common Stock less the warrant exercise price). Holders of Regent's Series A, Series B and Series D Preferred Stock would have similar "put" rights exercisable, however, only if the holders of the Series F Preferred Stock were to exercise their "put" rights. The Series C and Series E Preferred Stock will not have these tag-along "put" rights. Such rights could jeopardize qualification of the transactions in which they are being issued as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. See "Risk Factors -- Redemption Rights of Series F Preferred Stock" and "Information Concerning Regent -- Recent and Pending Transactions."

REGULATORY APPROVALS

     Consummation of the Merger and the resulting transfers of control are subject to the prior approval of the Federal Communications Commission (the "FCC"). On February 2, 1998, Regent and Faircom obtained a final order from the FCC approving the transfers of control which will result from the Merger.

     Issuance of the Series C Preferred Stock in connection with the Merger is subject to registration under the Securities Act and qualification or exemption under applicable state securities laws.

ACCOUNTING TREATMENT

     The Merger is intended to be treated as a "purchase" for accounting purposes with Regent treated as the acquired company. See "The Merger" and "Unaudited Pro Forma Condensed Combined Financial Statements."

TAX TREATMENT

     Faircom has received the opinion of its counsel, Fulbright & Jaworski L.L.P. (the "Tax Opinion"), and on the Closing Date will receive an opinion from Strauss & Troy, counsel for Regent, to the effect that, for federal income tax purposes and based upon certain assumptions, representations and warranties, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "Material Federal Income Tax Consequences."

     THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES MAY VARY FOR EACH HOLDER OF SHARES OF FAIRCOM COMMON STOCK. EACH FAIRCOM STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX AND FINANCIAL ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER.

BUSINESS AND MANAGEMENT OF REGENT AND FAIRCOM FOLLOWING THE MERGER

     Upon consummation of the Merger, approximately 13.2% of the outstanding common stock of Regent on a fully-diluted, as converted, basis would be owned by those persons who are holders of Faircom Common Stock and Faircom Options on the date of this Proxy Statement/Prospectus, and an additional approximately 27.0% would be owned by holders of the Faircom Subordinated Notes as of the date of this Proxy Statement/Prospectus or their assignees, assuming (i) the issuance of additional shares of the respective series of Regent's Preferred Stock pursuant to existing agreements and commitments; and (ii) the exercise of all Regent Options and all options and warrants for the acquisition of Regent capital stock that are either outstanding or to be issued pursuant to existing agreements (other than options issuable to Regent management that are not exercisable prior to or within 60 days following effectiveness of the Merger). See "The
Merger -- Interests of Certain Persons in the Merger; Certain Relationships," "The Merger Agreement -- The Merger," "Information Concerning Regent -- Recent and Pending Transactions" and "Information Concerning Regent -- Security Ownership of Certain Beneficial Owners and Management of Regent."

     Regent will operate as a holding company for the operation of the Surviving Corporation, as well as the operations of the other subsidiaries of Regent. Following the Merger, the Board of Directors of Regent will be those persons serving as Directors of Regent prior to Effectiveness, with the addition of Messrs. Joel M. Fairman and John H. Wyant, as well as Messrs. William H. Ingram and Richard H. Patterson, as representatives of Waller-Sutton, assuming its equity investment in Regent has been made by that time. See "Information Concerning Regent -- Recent and Pending Transactions." The officers of Regent will be those persons serving as officers of Regent prior to Effectiveness, with the addition of Mr. Fairman, who will serve as Vice Chairman of Regent. See "Information Concerning Regent -- Directors and Executive Officers."

APPRAISAL RIGHTS

     Under the Delaware General Corporation Law (the "DGCL"), holders of Faircom Common Stock who comply with the applicable statutory procedures will be entitled to appraisal rights. Stockholders entitled to appraisal rights will receive cash from the Surviving Corporation equal to the fair value of their shares as established by judicial appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

     Under the DGCL, where a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation must notify each of its stockholders who was such on the record date for such meeting, not less than 20 days prior to the meeting, that appraisal rights are available. This Proxy Statement/Prospectus constitutes such notice to the Faircom stockholders. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his right to do so should carefully review the discussion set forth herein, including the applicable statutory provisions of the DGCL attached to this Proxy/Statement Prospectus as Appendix E, because failure timely and properly to comply with the procedures specified will result in the loss of appraisal rights under the DGCL. See "The Merger Agreement -- Appraisal Rights."

CERTAIN EXPENSES OF THE MERGER

     The Merger Agreement provides that, except with respect to commissions payable to The Crisler Company (of which Regent will pay $150,000 and will be entitled to a reduction of the consideration to be paid for the Faircom Common Stock for the balance of $50,000 to be paid by Faircom), each party is required to bear its own legal fees and other costs and expenses with respect to the Merger. The cost of filing fees and grant fees, if any, imposed by the FCC will be borne equally by Faircom and Regent. All fees and expenses payable by Faircom but not paid prior to Closing will be treated as a current liability of Faircom at Closing (so as to reduce Faircom's net working capital and thus, the consideration to be received by the Faircom stockholders in the Merger) and will be paid by the Surviving Corporation at Closing. See "The Merger
Agreement -- Certain Fees and Expenses of the Merger."

CERTAIN CONDITIONS TO THE MERGER; WAIVER

     The respective obligations of Regent, Merger Subsidiary and Faircom to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, among others, the approval and adoption of the Merger Agreement by the requisite vote of the Faircom stockholders and certain other conditions customary in transactions of this kind. See "The Merger
Agreement -- Certain Covenants."

TERMINATION

     The Merger Agreement may be terminated or abandoned by the mutual consent of the Boards of Directors of Faircom and Regent; by the Board of Directors of either Regent or Faircom in accordance with the respective rights of Regent and Faircom in the case of loss, damage or destruction of the assets of the other or the loss of broadcast transmission of their respective radio stations; by the Board of Directors of either Faircom or Regent after June 1, 1998, if any of the conditions set forth in the Merger Agreement have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by act or failure to act of the party seeking termination; and by the Faircom Board if in the exercise of good faith and reasonable business judgment, as a result of its fiduciary duties to the stockholders of Faircom imposed by law, the Faircom Board determines that such termination is required.

EFFECT OF TERMINATION

     If the Merger Agreement is terminated by the Faircom Board pursuant to a decision made in the exercise of good faith and reasonable business judgment as a result of its fiduciary duties to the stockholders of Faircom imposed by law that such termination is required, or if the Merger Agreement is not terminated but the Faircom stockholders do not approve the Merger and, within one year from the date of the Special Meeting, Faircom consummates a transaction pursuant to a bona fide takeover proposal made by a third party, Faircom is required promptly to pay to Regent a fee of $1,650,000.

     The Merger Agreement provides that if the Merger Agreement is terminated by Faircom solely because of a material breach by Merger Subsidiary or Regent prior to Closing and Faircom has complied with the notice provisions set forth in the Merger Agreement, Regent is required promptly to pay to Faircom $300,000 plus any out-of-pocket expenses incurred by Faircom in connection with the Merger in excess of $300,000, provided that such expenses are properly documented by Faircom, reasonable and charged at customary hourly rates. The Merger Agreement further provides that Regent will in no event be required to pay to Faircom more than $823,000 in the aggregate.

COMPARISON OF STOCKHOLDER RIGHTS

     If the Series C Preferred Stock received by the Faircom stockholders in the Merger is converted into Regent Common Stock, the stockholder rights of the Faircom stockholders as holders of Regent Common Stock will generally be the same as they were as holders of Faircom Common Stock. Until such conversion, however, the

Faircom stockholders, as holders of Series C Preferred Stock, will have rights not currently held by them in Faircom. As holders of Series C Preferred Stock, the Faircom stockholders will be entitled to receive, in preference to the holders of Regent Common Stock and to the holders of stock ranking junior to the Series C Preferred Stock, annual dividends at the rate of 7% and a distribution upon liquidation of Regent equal to the stated value of the Series C Preferred Stock plus any amount of accumulated, accrued or unpaid dividends. Holders of the Series C Preferred Stock will not participate with the holders of Regent Common Stock in any increase in the market value of Regent's equity in excess of the 7% yield provided by the fixed dividend rate unless the holders of the Series C Preferred Stock elect to convert their preferred shares into Regent Common Stock. Upon such conversion, however, the Faircom stockholders would still be entitled to receive the dividend yield of 7% per year on the shares to the date of conversion. Consequently, if the Merger is consummated, the Faircom stockholders will receive for their Faircom Common Stock securities in Regent that would give them a preference over Regent Common Stock with respect to dividends at 7% per annum and upon liquidation of Regent, while at the same time allowing them, through conversion of their preferred shares, to participate in the growth, if any, of Regent's equity market value on the same basis as any holder of Regent Common Stock.

     In addition to the right to vote with holders of Regent Common Stock and with other classes of Regent Preferred Stock with voting rights, on matters presented for a vote by Regent stockholders, holders of Series C Preferred Stock are entitled to elect to the Board of Directors of Regent one person nominated only by them, as a class, thereby assuring them of Board representation, which assurance they would not necessarily have as holders of Regent Common Stock. The initial Series C Preferred Stock Director will be John H. Wyant. Delaware law also gives to the holders of Series C Preferred Stock the right to vote as a separate class (instead of as part of a class consisting of holders of Series C Preferred Stock and holders of Regent Common Stock) on matters which could materially impact their rights as holders of the Series C Preferred Stock. See "Comparison of Stockholder Rights."

MARKET PRICE AND DIVIDEND INFORMATION

     Faircom Common Stock is quoted on the OTC Bulletin Board under the symbol "FXCM" and is traded on the over-the-counter market.

     On October 21, 1997, the last trading day preceding the announcement of the proposed Merger, the bid and asked prices of the Faircom Common Stock as quoted on the OTC Bulletin Board were $.56 and $.75, respectively. On May 4, 1998, the bid and asked prices of the Faircom Common Stock as quoted on the OTC Bulletin Board were $1.19 and $1.25, respectively. There were 328 holders of record of Faircom Common Stock on May 4, 1998. Faircom has never paid dividends on the Faircom Common Stock. Faircom and its subsidiaries are subject to certain restrictions under existing agreements with their lenders, which limit cash dividends on Faircom Common Stock.

FAIRCOM SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for Faircom presented below for, and as of the end of each of the years in the five-year period ended December 31, 1997, is derived from Faircom's Consolidated Financial Statements which have been audited by BDO Seidman LLP, independent certified public accountants. The consolidated financial statements at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 and the auditors' report thereon are included elsewhere in this Proxy Statement/ Prospectus. This selected consolidated financial data should be read in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Statements." Comparability of Faircom's historical consolidated financial data has been significantly impacted by acquisitions and the refinancing completed in 1997.

                                                      YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------
                                    1997          1996         1995          1994          1993
                                ------------   ----------   -----------   -----------   -----------
Net Broadcasting Revenues.....  $  5,993,291   $4,873,954   $ 5,113,582   $ 4,983,513   $ 5,015,265
Income from Operations........     1,015,144    1,222,829     1,511,481     1,470,355       854,514
Income (Loss) Before
  Extraordinary Items.........      (362,537)     278,840       244,816       992,079      (796,843)
Extraordinary Items(a)........    (4,333,310)                                 787,201     3,216,605
Net Income (Loss).............    (4,695,847)     278,840       244,816     1,779,280     2,419,762
Basic Income (Loss) Per Common
  Share:
  Income (Loss) Before
    Extraordinary Items.......          (.05)         .04           .03           .13          (.11)
  Extraordinary Items.........          (.59)                                     .11           .44
  Basic Net Income (Loss) Per
    Common Share..............          (.64)         .04           .03           .24           .33
Diluted Income (Loss) Per
  Common Share:
  Income (Loss) Before
    Extraordinary Items.......          (.05)         .02           .02           .06          (.11)
  Extraordinary Items.........          (.59)                                     .05           .44
  Diluted Net Income (Loss)
    Per Common Share..........          (.64)         .02           .02           .11           .33
BALANCE SHEET DATA AT PERIOD
  END:
Total Current Assets..........     1,919,232    1,305,585     1,311,916     1,246,104     1,771,069
Total Current Liabilities.....       859,631    1,068,021     1,037,239     1,150,537     2,771,126
Total Assets..................    13,010,554    4,326,453     4,546,508     4,488,913     4,515,236
Long-Term Debt, Less Current
  Portion.....................    21,911,661    7,276,884     7,828,883     8,367,345     6,010,018
Redeemable Preferred Stock of
  Subsidiaries at Liquidation
  Value.......................                                                            1,968,544
Total Capital Deficit.........   (10,181,788)  (5,485,941)   (5,764,781)   (6,009,597)  (11,624,571)

---------------

(a) The extraordinary loss in the year ended December 31, 1997 was the result of a $4,703,000 extraordinary loss from debt extinguishment, offset in part by an extraordinary gain of $370,000 from debt extinguishment.

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF REGENT

     The following tables set forth selected historical financial data of Regent, Faircom and the Pending Transactions other than KIXA(FM), WSWR(FM), KIXW(AM) and KZXY(FM) as specified below (the Pending Transactions with such exceptions are referred to as the "Included Transactions") and pro forma condensed combined financial data of Regent as of and for the periods presented. The "Pro Forma Merger" condensed combined financial data give effect to the acquisition of Regent by Faircom in the Merger, with Faircom as the accounting acquiror and Regent as the accounting acquiree, and the effect of Faircom's acquisition of stations WMAN(AM) and WYHT(FM). The "Pro Forma Condensed Combined Financial Data" give effect to the Merger, the closing of the Included Transactions, Regent's divestiture of stations KCBQ(AM) and WXZZ(FM) (the "Divestitures"), incremental borrowing of approximately $9,400,000 under Regent's bank credit facility and the application of the proceeds from the issuance of additional preferred stock in conjunction with the Merger and the Included Transactions.

     Pro forma adjustments have been made to the combined statements of operations as if they occurred January 1 1997, to: (i) reflect the depreciation and amortization expense associated with the purchase price of the Merger and the Included Transactions; (ii) reflect the historical operating results of stations WMAN(AM) and WYHT(FM) from January 1, 1997 through the date of acquisition, adjusted for the effect of the purchase and the related financing transactions; (iii) modify interest expense to reflect the borrowing under Regent's bank facility; (iv) reflect the effect of the Divestitures; and (v) reflect the effect of provisions of new employment agreements that become effective upon the Merger and the issuance of additional stock options to certain Faircom executives.

     Pro forma adjustments have been made to the combined balance sheet as if they occurred on December 31, 1997 to: (i) reflect the Merger and the Included Transactions, including the incremental borrowing under Regent's bank facility;
(ii) record the conversion of Class A and Class B Faircom Subordinated Notes into Faircom Common Stock; (iii) record the Divestitures; and (iv) record the issuance of additional preferred stock and common stock purchase warrants in conjunction with the Merger and the Included Transactions.

     The Unaudited Pro Forma Condensed Combined Data of Regent have been derived from the historical financial statements of each of the stations' owners. The pro forma combined statement of operations and balance sheet data set forth below do not purport to be indicative of the combined results of operations or the combined financial position that would have occurred had the Merger and the Included Transactions been completed on January 1, 1997 or on December 31, 1997 or which may be expected to occur in the future.

     No historical financial data have been presented for Regent's pending acquisitions of KIXA(FM) and KIXW (AM) and Faircom's recent acquisition of WSWR(FM) and no pro forma adjustments have been made to reflect the effects of these acquisitions because Regent and Faircom have determined that the impact of such transactions was not material to Regent's or Faircom's respective results of operations or financial condition for the period presented. Historical balance sheet data has not been included in the Pro Forma Condensed Combined Balance Sheet to reflect Regent's pending acquisition of radio station KZXY(FM) because the required financial information cannot be obtained. However, the Pro Forma Condensed Combined Balance Sheet does reflect the fair value of assets of KZXY (FM) to be acquired.

     See "Information Concerning Regent -- Recent and Pending Transactions" and "Information Concerning Regent -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The following tables should be read in conjunction with the historical and Pro Forma Condensed Combined Financial Statements and notes thereto appearing elsewhere in this Proxy Statement/Prospectus, except as described below.

                                                       YEAR ENDED DECEMBER 31, 1997
                             ---------------------------------------------------------------------------------
                                                                                     HISTORICAL
                             HISTORICAL    HISTORICAL     PRO FORMA    HISTORICAL       ALTA       HISTORICAL
                              REGENT(A)      FAIRCOM       MERGER       PARK LANE    (UNAUDITED)   POWER SURGE
                             -----------   -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS
  DATA
Net Revenue................  $ 4,916,005   $ 5,993,291   $12,069,875   $ 6,216,039   $  996,278    $   68,811
Income (loss) from
  continuing operations....   (1,103,425)     (362,537)   (2,206,116)   (1,014,131)     574,283       (29,781)
Loss per common share......        (5.21)                     (15.23)
Weighted average shares
  outstanding..............      240,000                     240,000
BALANCE SHEET DATA AT
  DECEMBER 31, 1997:
Total assets...............  $13,365,843   $13,010,554   $26,376,397   $ 9,008,281   $1,458,903    $1,174,969
Long term debt, less
  current portion..........                 21,911,661    11,911,661     5,607,199      604,171
Redeemable preferred
  stock....................    2,226,907                   2,226,907     6,558,251
Shareholders' equity
  (deficit)................    2,457,854   (10,181,788)    2,276,066    (4,454,837)    (141,699)    1,172,719

                                  YEAR ENDED DECEMBER 31, 1997
                             --------------------------------------
                                           HISTORICAL
                             HISTORICAL       KZXY       PRO FORMA
                             CONTINENTAL    (FM)(B)      COMBINED
                             -----------   ----------   -----------
STATEMENT OF OPERATIONS
  DATA
Net Revenue................  $1,021,856    $1,191,586   $20,159,029
Income (loss) from
  continuing operations....    (263,771)      319,458    (3,407,061)
Loss per common share......                                  (30.06)
Weighted average shares
  outstanding..............                                 240,000
BALANCE SHEET DATA AT
  DECEMBER 31, 1997:
Total assets...............  $1,564,241                 $55,569,279
Long term debt, less
  current portion..........      90,000                  30,781,465
Redeemable preferred
  stock....................                              19,306,907
Shareholders' equity
  (deficit)................    (320,458)                    236,066

---------------

 (a) The selected consolidated financial data for Regent for, and as of the year ended December 31, 1996 is as follows:

STATEMENT OF OPERATIONS DATA
Net Revenue.................................................   $      0
Loss from continuing operations.............................    (12,406)
Loss per common share.......................................       (.05)
Weighted average shares outstanding.........................    240,000
BALANCE SHEET DATA AT DECEMBER 31, 1996:
Total assets................................................   $    592
Long term debt..............................................          0
Redeemable preferred stock..................................          0
Shareholders' deficit.......................................    (11,814)

 (b) Certain non-operating income and balance sheet data was not available from the prior station owners.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to combined fixed charges and preferred stock dividends for Regent for the periods indicated below was as follows:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                                    PRO FORMA
                                                              1997       1996         1997
                                                              ----       ----       ---------
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................    (1)        (1)          (1)

------------

(1) For the years ended December 31, 1997 and 1996, earnings, as defined, were inadequate to cover fixed charges by $1,249,600 and $12,406, respectively. On a pro forma basis, 1997 earnings, as defined, would be inadequate to cover fixed charges by $6,471,515.

     For purposes of calculating the above ratio, earnings consist of income from continuing operations to which have been added income taxes and fixed charges. Fixed charges consist of interest on all indebtedness and one-third of rental expense (approximate portion representing interest). Preferred stock dividends represent an amount equal to income, before income tax, which would be required to meet the dividends on preferred stock.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical and pro forma per share data for Regent and Faircom. Pro forma income (loss) from continuing operations per share data gives effect to the Merger as if it had been consummated as of January 1, 1997, and book value per share data gives effect to the Merger as if it had been consummated as of December 31, 1997. See "Summary -- Selected Historical and Pro Forma Condensed Combined Financial Data of Regent," "Summary -- Faircom Selected Financial Data," and "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                               YEAR ENDED DECEMBER 31, 1997
                                                        -------------------------------------------
                                                            HISTORICAL
                                                        -------------------   PRO FORMA   PRO FORMA
                                                        REGENT   FAIRCOM(1)    MERGER     COMBINED
                                                        ------   ----------   ---------   ---------
Loss from continuing operations per common share......  $(5.21)    $(0.05)     $(15.23)    $(30.06)
Book value per common share...........................  $10.24     $(1.38)     $  9.48     $  0.98
Cash dividends declared per common share..............  $ 0.00     $ 0.00      $  0.00     $  0.00

------------

(1) In the Merger, the outstanding shares of Faircom Common Stock will be exchanged for shares of Regent Series C Preferred Stock. Consequently, an exchange ratio cannot be derived for purposes of presenting equivalent pro forma per common share amounts for Faircom.

                                  RISK FACTORS

     Ownership of the Series C Preferred Stock to be issued to the Faircom stockholders in the Merger will involve certain investment risks. In deciding how to vote their shares at the Special Meeting, holders of shares of Faircom Common Stock should carefully consider all of the information contained in this Proxy Statement/ Prospectus and, in particular, the following factors:

LIMITED OPERATING HISTORY

     Although Regent's management has significant prior experience in the radio business, Regent is a start-up venture with a very limited operating history and no history of generating profits. Since its formation in November 1996, Regent has incurred substantial costs to develop, negotiate and enter into definitive agreements for the acquisition of 31 radio stations. As a consequence, Regent incurred operating losses during 1997 as its first full year of activity of approximately $1,100,000. The time required to reach profitability is highly uncertain and there can be no assurance Regent will be able do so on a sustained basis, if at all. The failure of Regent to achieve profitability could have a material adverse effect on Regent's business and financial condition and the value of Regent's stock. See "Information Concerning Regent -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF INABILITY TO COMBINE OPERATIONS SUCCESSFULLY

     Consummation of the Merger and the Pending Transactions will result in the combination of the operations of radio broadcast groups that have not previously been operated together. There can be no assurance that these operations can successfully be combined, or that any cost efficiencies, competitive advantages or other benefits will be realized from the combination. The inability of management to integrate successfully the operations of Regent and Faircom could have a material adverse effect upon the business, operating results and financial condition of the combined companies and the value of Regent's stock.

UNCERTAINTY FOR FAIRCOM STOCKHOLDERS IF MERGER NOT APPROVED

     Under the terms of the Securities Purchase Agreement applicable to the Class A and Class B Faircom Subordinated Notes, as amended, the Faircom Subordinated Noteholders possess the right to force a liquidation of Faircom if Faircom does not consummate a merger of Faircom with another corporation on terms acceptable to them on or before April 1, 1999. If the Merger is not approved and consummated, there can be no assurance that Faircom will be able to consummate a merger with another company on terms acceptable to the Faircom Subordinated Noteholders by April 1, 1999, or that the Faircom Subordinated Noteholders will not exercise their right to force the liquidation of Faircom; or if they do exercise that right, that a sale of Faircom's assets and a liquidation of Faircom could be achieved on terms that would provide Faircom stockholders with results comparable to those under the Merger. See "The
Merger -- Reasons of Faircom for Engaging in the Merger; Recommendation of the Faircom Board" and "The Merger -- Interests of Certain Persons in the Merger; Certain Relationships."

RISKS RELATED TO ADDITIONAL ACQUISITIONS

     During 1997, Regent entered into or consummated agreements, exclusive of station asset swaps and agreements that have been terminated, for the acquisition of radio stations for an aggregate consideration in excess of $75,000,000. Regent intends to seek additional radio station acquisitions. Inherent in such a strategy are certain risks, such as increasing leverage and debt service requirements, combining disparate company cultures and facilities, and operating stations in geographically diverse markets, which could adversely affect ratings and operating results in a given market. Accordingly, there can be no assurance that Regent's recent, pending or future transactions may not have an adverse effect on its business and, accordingly, the value of its stock. See "Information Concerning Regent -- Description of Business."

RISK OF INABILITY TO FINANCE ADDITIONAL ACQUISITIONS

     Regent's Credit Agreement with Bank of Montreal, Chicago Branch, as Agent, and certain lenders listed therein (the "Credit Agreement") contains borrowing limits which are tied to a multiple of Regent's combined trailing 12-month period level of earnings before interest, taxes, depreciation and amortization. This multiple reduces from 6 times down to 3.5 times over the term of the credit facility. Consequently, unless such earnings can be increased, the amount available for borrowing will decrease. There can be no assurance that Regent's lenders will consent to increased borrowing limits that may be necessary to enable Regent to finance its acquisition strategy, or that Regent will be able to obtain suitable financing from other sources. Although, pursuant to the Waller-Sutton Commitment, Waller-Sutton has agreed to make an equity investment in Regent that would provide Regent with at least $10,000,000 of additional equity capital, Waller-Sutton's obligations to consummate this investment are subject to certain conditions. See "Information Concerning Regent -- Recent and Pending Transactions" and "Information Concerning Regent -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE DILUTION OF OWNERSHIP

     To the extent that any future acquisitions are financed, in whole or in part, through the issuance of additional equity, the stockholders of Regent may suffer a dilution in their holdings.

POSSIBLE SCARCITY OF ATTRACTIVE RADIO STATION ACQUISITIONS

     As a result of the passage of the Telecommunications Act in February 1996 (the "Telecommunications Act"), the ownership of radio stations has experienced dramatic consolidation. The Telecommunications Act permits a single entity to own as many as eight radio stations in markets where 45 or more stations compete and also removed all national numerical ownership restrictions. Prior to the Telecommunications Act, in general a single owner could not own more than two AM and two FM stations in any market, nor more than a total of 20 AMs and 20 FMs, nationwide. Since this deregulation, prices for radio stations have increased sharply, as well-financed groups have aggressively pursued stations and groups of stations for purchase. Although management of Regent believes that its relationships in the industry, including those with existing and leading media brokers, make it a competitive and viable potential purchaser of radio properties and that stations are still available in smaller markets at attractive prices for strategic purchases, no assurance can be given that Regent will be able to purchase additional radio properties on a basis that will produce an attractive financial return for Regent and its stockholders. See "Information Concerning Regent -- Description of Business."

ABILITY TO MEET OBLIGATIONS

     Regent expects to incur indebtedness in the aggregate principal amount of approximately $31,500,000 in connection with consummation of the Merger and the Pending Transactions. In addition, the holders of Regent's Preferred Stock are entitled to convert such Preferred Stock to Regent Common Stock at any time and to receive accrued dividends in cash at the time of conversion. There can be no assurance that Regent's future cash flow will be sufficient to cover its fixed charges for principal and interest payments on its debt and to pay such accrued dividends in the event of a conversion of Regent's Preferred Stock. In order to fund future debt service and dividend payments and its other obligations from operating income, Regent will have to improve the operating results of the radio stations to be acquired in the Pending Transactions. Regent's ability to make these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors such as the competitive environment in the specific geographic markets of Regent's stations and the ability to retain and attract key management, sales, programming and on-air personnel, many of which are beyond Regent's control. If cash flow is insufficient, Regent would be required to refinance its obligations, sell additional equity securities or dispose of all or a portion of its properties in order to meet its obligations. There can be no assurance that Regent would be able to effect any such transaction on favorable terms to its stockholders, if at all. See "Information Concerning Regent -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

REDEMPTION RIGHTS OF SERIES F PREFERRED STOCK

     Waller-Sutton has committed, subject to negotiation of definitive agreements and the satisfaction of certain conditions, to purchase, at or about effectiveness of the Merger, 2,000,000 shares of the Series F Preferred Stock for an aggregate purchase price of $10,000,000 and to act as a financial advisor to Regent with respect to the sale of an additional $8,500,000 (which, based on indications of interest received to date, may be increased with a proportionate number of additional detachable warrants to as much as $12,500,000 in additional proceeds) of the Series F Preferred Stock. The terms of the Waller-Sutton Commitment provide for the holders of the Series F Preferred Stock to have the right to put the Series F Preferred Stock to Regent at any time commencing five years after the first shares of Series F Preferred Stock are issued at the greater of (i) $5.00 per share plus accrued and unpaid dividends or (ii) fair market value (as well as any warrants held by such holders at a price equal to the fair market value of the Regent Common Stock less the warrant exercise price). In order to obtain the consent of the holders of Regent's Series A, B and D Preferred Stock to the issuance of the Series F Preferred Stock pursuant to the Waller-Sutton Commitment, Regent has agreed that if holders of the Series F Preferred Stock were to exercise their put rights, the holders of its Series A, B and D Preferred Stock would be entitled to "tag along" put rights entitling them to put their respective shares of Preferred Stock to Regent on the same terms and conditions. The Series C and E Preferred Stock will not have these "tag along" put rights. Such rights could jeopardize qualification of the transactions in which they are being issued as reorganizations within the meaning of Section 368(a) of the Code.

     The contemplated investment of up to $18,500,000 in the Series F Preferred Stock described in the Waller-Sutton Commitment could expose Regent to potential obligations in excess of $31,000,000 by virtue of the put rights and "tag along" put rights. If holders of the Series F Preferred Stock were to exercise their put rights, it is likely that holders of the Series A, B and D Preferred Stock would exercise their "tag along" put rights. Based on a minimum put price of $5.00 per share, Regent would face an immediate obligation of as much as $31,600,000 plus the amount of all accrued and unpaid dividends. In the event Regent would be unable to meet its redemption obligations for a period beyond one year after the date the put right is exercised (during which period Regent must be taking active steps to raise funds necessary to meet those obligations), holders of the Series F Preferred Stock would then be entitled while such default continues to elect and control a majority of the Board of Directors of Regent. If Regent were unable to finance its redemption obligations, the exercise of such rights would force Regent to sell some or all of its properties. There can be no assurance that Regent would be able to do so on favorable terms or without forcing a liquidation of the company. In the event of a liquidation, holders of the Series B Preferred Stock would be entitled to receive a payment of $5.00 per share, plus accrued dividends, before any distribution could be made to the holders of Series A, C, D, E and F Preferred Stock, each of whom ranks on a parity with the others, regardless of the exercise of the put rights and "tag along" put rights by the holders of Series F Preferred Stock and the Series A and D Preferred Stock, respectively. There can be no assurance that Regent would have sufficient funds remaining to cover the accrued dividends and liquidation preference of the Series A, C, D, E and F Preferred Stock.

PREFERENCE OF SERIES B PREFERRED STOCK

     The Series C Preferred Stock to be received by the Faircom stockholders in the Merger ranks junior to Regent's Series B Preferred Stock, of which 1,000,000 shares will be outstanding upon consummation of the Merger. The terms of the Series B Preferred Stock provide for the holders to receive a payment on liquidation of $5.00 per share, plus accrued dividends of as much as $350,000 per year, to receive cumulative dividends on a preferential basis before any distribution can be made to other stockholders, including holders of the Series C Preferred Stock. In the event of a liquidation of Regent or a conversion of the Series C Preferred Stock, Regent may not have sufficient funds remaining for payment to holders of the Series C Preferred Stock in full after holders of the Series B Preferred Stock have received payment in full of their liquidation preference and all accrued dividends. See "Risk Factors -- Redemption Rights of Series F Preferred Stock" and "Description of Regent Securities."

CONVERSION EVENTS AND POSSIBLE REDEMPTION OF SERIES C PREFERRED STOCK

     The terms of the Series C Preferred Stock to be received by the Faircom stockholders in the Merger provide that such stock will be converted into Regent Common Stock, at the option of Regent's Board of Directors (if all other outstanding shares of Preferred Stock of Regent, other than those which are senior to the Series C Preferred Stock as to dividends or upon liquidation, are concurrently redeemed or converted), upon the happening of any of the following events (each a"Conversion Event"): (a) a public offering of equity securities of Regent of at least $10,000,000, (b) a private placement of equity securities of Regent of at least $25,000,000 (or at least $10,000,000 under circumstances where the investor reasonably believes the conversion is necessary to achieve its investment objectives), (c) a merger of Regent with another corporation or other entity, whether or not Regent is a survivor of such transaction, whereby as a result the stockholders of Regent hold less than 50% of the outstanding capital stock of the surviving entity; or (d) an acquisition of equity securities of Regent in one transaction or in a series of related transactions which results in a transfer of majority voting control of Regent. If such conversion is required, holders of the Series C Preferred Stock will receive in cash any accrued but unpaid dividends, but will lose the preferences provided for under the terms of the Series C Preferred Stock, including the $5.00 per share liquidating preference and any further accrual of the 7% cumulative annual dividend. See "Description of Regent Securities." The proposed investment by Waller-Sutton will not be a Conversion Event since Waller-Sutton has determined that such conversion is not necessary to obtain its investment objectives.

     Although the Series C Preferred Stock is generally not redeemable, all Regent Preferred and Common Stock is subject to Regent's right to redeem any of such securities at fair market value to prevent the loss of any of Regent's FCC licenses. Such a circumstance might arise, for example, where foreign ownership of such securities exceeds amounts permitted by the FCC. See "Description of Regent Securities" and "Information Concerning Regent -- Description of Business -- FCC Regulation."

ABSENCE OF EXISTING TRADING MARKET FOR REGENT STOCK

     There is currently no public market for the Series C Preferred Stock or the Regent Common Stock into which it is convertible. Regent intends to apply for quotation on NASDAQ of the Series C Preferred Stock. Based on information currently available to it, Regent believes the Series C Preferred Stock may qualify for NASDAQ quotation; however, there can be no assurance that such quotation privileges can be obtained. If the Merger is consummated, Faircom stockholders may have difficulty selling their shares of Series C Preferred Stock received in the Merger, or any Regent Common Stock issued on conversion thereof, if an active trading market does not develop in such securities. Regent will not apply for listing or quotation on any exchange or NASDAQ of the Regent Common Stock into which the Series C Preferred Stock is convertible, nor will a trading market be able to be developed in the Regent Common Stock, unless and until such number of shares of Regent Common Stock are issued and freely tradable so as to constitute a sufficient public float.

RESTRICTIVE COVENANTS UNDER CREDIT AGREEMENT

     Regent's Credit Agreement contains restrictive covenants that prohibit Regent from, among other things, (a) incurring additional indebtedness except within specified limits; (b) merging with any other company; (c) incurring lease obligations in excess of specified limits; (d) making any investments or selling assets except within specified limits; (e) making capital expenditures in excess of specified limits; (f) paying corporate overhead in excess of specified limits; (g) selling or discounting accounts receivable for less than face value; and (h) investing in new lines of business. Accordingly, these types of decisions will be subject to the prior approval of Regent's lenders, who, because of differing interests, may make decisions which are not consistent with the interests of Regent stockholders. See "Information Concerning
Regent -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Regent."

DEPENDENCE ON KEY PERSONNEL

     Regent's success will depend significantly upon the performance of its Chairman and Chief Executive Officer, Terry S. Jacobs, its President and Chief Operating Officer, William L. Stakelin, and its Vice Chairman, Joel M. Fairman, in acquiring, managing and operating radio stations. Mr. Jacobs and Mr. Stakelin are expected to play major roles in most facets of Regent's business, including the identification and negotiation of radio station acquisitions. While Regent has, or will have upon consummation of the Merger, three-year employment agreements with Mr. Jacobs, Mr. Stakelin and Mr. Fairman, there can be no assurance that these agreements will ensure their continued service. The loss of the services of Mr. Jacobs, Mr. Stakelin or Mr. Fairman could have a material adverse effect on Regent and the value of its stock. The Board of Directors may not obtain key man life insurance on Mr. Jacobs, Mr. Stakelin or Mr. Fairman after consummation of the Merger. See "Information Concerning Regent -- Directors and Executive Officers."

NO CASH DIVIDENDS

     Regent presently intends to retain all future earnings, if any, for use in its business and does not anticipate paying any cash dividends on its Series C Preferred Stock or on any other class or series of its presently outstanding stock. In addition, Regent's Credit Agreement prohibits Regent from paying dividends on, or redeeming, purchasing, retiring or otherwise acquiring any shares of, Regent Common Stock, and permits the payment of cash dividends on Regent Preferred Stock only (a) if Regent is not in default under the Credit Agreement, (b) if the ratio of Regent's outstanding indebtedness to its operating cash flow is below specified limits both on an historical and a pro forma basis, and (c) if and to the extent the total amount of the annual aggregate cash dividend does not exceed certain specified limits based on Regent's cash flow for the prior fiscal year. Consequently, any gain which may be realized by the stockholders of Regent will be from the appreciation of their stock over time and will not include any return derived from periodic payments of cash dividends.

COMPETITION

     Radio broadcasting is a highly competitive business. Each of Regent's and Faircom's radio stations competes for audience share and advertising revenue directly with other radio stations, as well as with other media, such as billboards, newspapers and television, within their respective markets. There are typically other well-capitalized firms competing in the same geographic markets as Regent and Faircom, many of which have substantial financial resources. With the elimination of any restrictions on the number of radio stations which may be owned nationally by a single operator and the liberalization of local ownership restrictions effected by the Telecommunications Act, and the resulting consolidation of ownership in the radio industry, competition can be expected to continue to intensify as companies with substantial resources continue to emerge.

     The financial success of each of Regent's and Faircom's radio stations is dependent principally upon each such station's share of the overall advertising revenue within its geographic market, its promotion and other expenses incurred to obtain that revenue and the economic health of the geographic market. Radio advertising revenues are, in turn, highly dependent upon audience share. Radio station operators are subject to the possibility of another station changing programming formats to compete directly for listeners and advertisers or launching an aggressive promotional campaign in support of an already existing competitive format. If a competitor were to attempt to compete in either of these fashions, the broadcast cash flow of Regent's or Faircom's affected station could decrease due to increased promotion and other expenses and/or lower advertising revenues resulting from lower ratings. There can be no assurance that any of Regent's or Faircom's radio stations will be able to maintain or increase its current audience ratings and revenue market share.

     In addition to management expertise, factors that may materially influence a station's competitiveness include the station's ratings rank in its market, its signal strength, audience characteristics, local program acceptance and the characteristics of other stations in the market area. Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems or the introduction of digital audio broadcasting ("DAB"). DAB may deliver by satellite to nationwide and regional audiences, multi-channel, multi-format digital radio services with sound quality equivalent to compact discs. One form of DAB is In Band On Channel ("IBOC") digital radio. IBOC could provide multichannel, multi-format digital radio services in the same band currently occupied by traditional AM and FM radio services. Regent cannot predict the effect, if any, that new technologies may have on the radio broadcasting industry.

     If Regent were unable to compete effectively with the other stations in its markets, there may be a material adverse effect on Regent's business, results of operations, and financial condition and the market value of Regent stock.

FUTURE SALES OF SHARES

     Assuming consummation of the Merger and the Pending Transactions, 240,000 shares of Regent Common Stock and approximately 2,573,050 shares of the Series C Preferred Stock will have been issued to affiliates of Regent and to other persons whose resales are subject to the one-year holding period and other requirements of Rule 144 under the Securities Act ("Rule 144"). Up to approximately 11,382,700 additional shares of Regent Common Stock are or will become issuable upon conversion of the Series C Preferred Stock and all other series of Regent Preferred Stock and upon exercise of options and warrants currently outstanding or expected to be granted to Regent's management or pursuant to existing agreements and commitments. See "Information Concerning Regent -- Security Ownership of Certain Beneficial Owners and Management of Regent." The Merger Agreement provides the Faircom Subordinated Noteholders with certain registration rights with respect to Regent Common Stock issued on conversion of the Series C Preferred Stock. The holders of Regent's Series A, Series B, Series D and Series F Preferred Stock will have registration rights with respect to Regent Common Stock issued on conversion of their respective series of Preferred Stock or exercise of the warrants associated with the Series F Preferred Stock (including those warrants which may be issued to GE Capital). Should an active trading market develop in the Series C Preferred Stock or Regent Common Stock, the sale of a large number of shares in the public market could depress the prevailing market price to the detriment of the remaining stockholders.

RESTRICTIONS ON RESALE

     Shares of the Series C Preferred Stock issued in connection with the Merger, and any shares of Regent Common Stock issued on conversion thereof, to stockholders of Faircom who are also "affiliates" of Faircom for purposes of Rule 145 under the Securities Act will be subject to the resale restrictions of Rule 144 of such Act. With the exception of the registration rights available to the Faircom Subordinated Noteholders pursuant to the terms of the Merger Agreement, holders of the Series C Preferred Stock issued in the Merger or the Regent Common Stock into which it is convertible are not entitled to registration rights with respect to such stock. See "The Merger -- Federal Securities Law Consequences."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Faircom management and the Faircom Subordinated Noteholders have interests in the Merger that are in addition to and potentially in conflict with the interests of the stockholders of Faircom generally. The Faircom Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "The Merger -- Interests of Certain Persons in the Merger; Certain Relationships."

         GENERAL INFORMATION REGARDING PROXIES AND THE SPECIAL MEETING

     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Faircom Board for the Special Meeting to be held June 3, 1998 at the time and place and for the purpose set forth in the accompanying Notice of Special Meeting.

     Any Faircom stockholder who has previously delivered a properly executed proxy may revoke such proxy at any time before its exercise. A proxy may be revoked either by (i) delivering to the Secretary of Faircom prior to the Special Meeting either a written revocation of such proxy or a duly executed proxy bearing a later date or (ii) attending the Special Meeting and voting in person, regardless of whether a proxy has previously been given. All valid, unrevoked proxies will be voted as directed. In the absence of any contrary directions, proxies will be voted in favor of the proposal set forth in the Notice of Special Meeting and, with respect to such other matters as may properly come before the Special Meeting, in the discretion of the appointed proxies.

     Only holders of record of Faircom Common Stock as of the close of business on May 5, 1998 will be entitled to vote at the Special Meeting. As of the Record Date, there were 7,378,199 shares of Faircom Common Stock outstanding, of which approximately 18% were beneficially owned by directors and officers of Faircom, all of whom intend to vote in favor of the Merger. Each share of Faircom Common Stock is entitled to one vote on all matters on which stockholders may vote. The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Faircom Common Stock entitled to vote at the Special Meeting will constitute a quorum for the transaction of business. The Merger Agreement must be approved by holders of a majority of the issued and outstanding shares of Faircom Common Stock. Abstentions will be counted in determining whether a quorum is present, will be considered present and entitled to vote, and will thus have the effect of a negative vote. If a proxy is returned by a broker or other stockholder who does not have authority to vote, does not give authority to a proxy to vote, or withholds authority to vote as to any shares, such shares will be considered present at the Special Meeting for purposes of determining a quorum, but will not be considered for purposes of calculating the vote with respect to such matters.

     Proxies are being solicited by the Faircom Board. The form of proxy is attached to this Proxy Statement/Prospectus as Appendix F. The proxy solicitation is being made primarily by mail, although proxies may be solicited by personal interview, facsimile or other means of communication. Faircom will pay the cost of this solicitation, including the charges and expenses of brokerage firms and others who forward solicitation materials to beneficial owners of the Faircom Common Stock. Faircom has arranged for MacKenzie Partners, Inc. to serve as its proxy solicitation agent. In such capacity, MacKenzie Partners, Inc. will coordinate and oversee the distribution of the proxy materials to, and the return of the proxy cards by, registered stockholders and beneficial owners. The fee for such services is estimated to be $5,000, plus the solicitor's out-of-pocket expenses.

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

                                   THE MERGER

GENERAL

     Regent and Faircom have entered into a Merger Agreement, which provides for the acquisition by Regent of all the outstanding capital stock of Faircom, to be accomplished by a merger of Faircom with and into a wholly-owned subsidiary of Regent. The holders of Faircom Common Stock will be issued, in exchange for their Faircom Common Stock, shares of the Series C Preferred Stock upon consummation of the Merger. The Merger is intended to qualify as a reorganization for federal income tax purposes. See "Material Federal Income Tax Consequences." The Series C Preferred Stock has full voting rights, provides for annual cumulative dividends of 7%, and is convertible on a one-for-one basis into Regent Common Stock (subject to adjustment in certain events). See "Description of Regent Securities." The discussion in this Proxy Statement/Prospectus of the Merger and the description of the Merger's principal terms are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A and incorporated herein by reference. The following is a brief discussion of the background of the negotiations culminating in the Merger Agreement.

BACKGROUND OF THE MERGER

     With the enactment of the Telecommunications Act in February 1996, it rapidly became clear that radio station ownership would consolidate dramatically. Faircom accelerated its objective of acquiring additional radio stations to obtain operational benefits of scale and additional financial strength resulting from a larger corporate structure. In addition, Faircom believed that this strategy, if successfully consummated, would make it a more attractive partner for combination with another broadcasting group owner.

     In April 1996, Faircom retained The Crisler Company to provide investment banking services in connection with negotiation and financing of radio station acquisitions, with particular emphasis on smaller market stations. In October 1996, the focus of these activities became radio stations WMAN(AM) and WYHT(FM) in Mansfield, Ohio owned by Treasure Radio Associates Limited Partnership. During October 1996 a number of meetings took place with possible financing sources for this acquisition. In this connection, a meeting was held in New York City on October 30, 1996 among Joel M. Fairman, Chairman of Faircom, R. Dean Meiszer, President of The Crisler Company, and Terry S. Jacobs and William L. Stakelin, Chairman and President, respectively, of the subsequently formed Regent. Since Messrs. Jacobs and Stakelin were then in the process of planning their own radio station acquisitions and attendant financing, this meeting was exploratory only and ended with no conclusive or even preliminary understandings, other than to continue to communicate the progress of each company.

     In January 1997, Faircom Mansfield Inc., a wholly-owned subsidiary of Faircom, entered into an asset purchase contract to acquire the Mansfield stations for $7,650,000 in cash. Thereafter, a series of negotiations ensued with various capital sources to finance the acquisition and also to purchase the interests then owned by Citicorp Venture Capital, Ltd. in Faircom for $6,400,000.

     On May 21, 1997, a meeting was held in Cincinnati, Ohio among Messrs. Fairman and Meiszer, John E. Risher, Senior Vice President of Faircom, John H. Wyant, a manager of the general partner of Blue Chip and a special limited partner of Miami Valley and Mr. Wyant's associate, Z. David Patterson. At this meeting there was discussed an investment in Faircom by Blue Chip and Miami Valley. In addition, Mr. Wyant stated that Regent was entering into a contract to acquire a group of radio stations in California and Arizona owned by The Park Lane Group (the "Park Lane Stations") and he believed that a merger with Regent attractive to the stockholders of Faircom could be negotiated. Faircom stockholders, including Blue Chip and Miami Valley, would retain significant equity positions in the merged companies. Mr. Wyant emphasized that an affiliated fund had been an investor in Regent I, a radio operating company previously managed by Messrs. Jacobs and Stakelin which had been merged into Jacor Communications, Inc. in a transaction that closed in February 1997. The investment in that prior company had been highly profitable for its equity investors and the experience with Messrs. Jacobs and Stakelin had been exceptionally favorable, according to Mr. Wyant. Messrs. Jacobs and Stakelin were known

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

most favorably to Messrs. Fairman, Risher and Meiszer based on their historic performance and reputation in the radio industry.

     Following this meeting, the group met in the offices of Regent with Messrs. Jacobs and Stakelin and Matthew A. Yeoman, Regent's Vice-President--Finance, and engaged in a general discussion of the properties and operations of Faircom and Regent and the possible advantages of a merger. The concept of the proposed transaction with Regent appeared attractive to Messrs. Fairman, Risher and Meiszer. Over the next few days the proposed transaction was discussed individually with the other directors of Faircom. It was determined that Faircom should attempt to negotiate specific terms of a merger transaction with Regent.

     As a result of the May meeting and the conversations with directors that followed, work commenced on a letter of intent between Faircom and Regent. As of June 30, 1997, the Mansfield acquisition and the purchase of the Citicorp interests in Faircom were consummated through a new investment aggregating $10,000,000 in the form of Class A and Class B Faircom Subordinated Notes purchased by Blue Chip and Miami Valley and additional senior debt from Faircom's senior lender. In addition, a non-binding letter of intent containing general terms and a number of contingencies relating to the proposed merger was signed on June 30, 1997. Thereafter, the parties determined that modification to the terms and conditions stated in the letter of intent were needed, and on July 21, 1997 Messrs. Fairman, Meiszer and Wyant met in New York City to discuss the formulation of a new letter of intent for a merger with Regent. Work followed on a draft of a new letter of intent.

     A meeting was held on September 10, 1997, in Cincinnati, Ohio to discuss outstanding issues on the letter of intent. Attending the meeting were Messrs. Fairman, Jacobs, Stakelin, Wyant, Meiszer, Steven J. Kaufmann, Vice President of The Crisler Company, and counsel for Regent and Blue Chip. Most of the remaining issues in the letter of intent were resolved at this meeting.

     By September 16, 1997, all remaining issues of the letter of intent had been resolved and copies were prepared for execution by Faircom and Regent. The Faircom Board met to consider the proposed transaction with Regent, including the draft letter of intent. At this meeting, Mr. Wyant was elected a Director of Faircom. The Faircom Board then reviewed the proposed transaction with Regent, and those present unanimously authorized execution of the letter of intent and all steps necessary to prepare and execute a definitive merger agreement with Regent, subject to obtaining a Fairness Opinion from an independent financial advisor, addressed to the Faircom Board, to the effect that the consideration to be received by the stockholders of Faircom in connection with the proposed merger would be fair to them from a financial point of view. On September 16, 1997, a non-binding letter of intent with respect to the proposed merger was signed by Faircom and Regent.

     The Faircom Board thereafter contacted a number of financial advisors to discuss their providing a Fairness Opinion. After considering a number of proposals, Faircom executed an engagement letter dated November 6, 1997 with HSMC, providing for HSMC to review the proposed transaction and determine whether HSMC could deliver such a Fairness Opinion.

     During November 1997, preparation and negotiation of a definitive merger agreement continued. On December 4, 1997, HSMC delivered a Fairness Opinion to the Faircom Board.

     On December 5, 1997, Faircom and Regent executed the Merger Agreement.

     After HSMC rendered its fairness opinion to the Faircom Board on December 4, 1997, more current financial results for most of the radio properties to be acquired by Regent in the Merger and the other Pending Transactions became available, and there were changes made to certain aspects of Regent and the Merger. Specifically, HSMC was advised of the intention of the holders of the Class A and Class B Faircom Subordinated Notes to convert the entire principal amount of such Notes to Faircom Common Stock prior to consummation of the Merger. In addition, HSMC was advised that Regent intends to issue a new series of Preferred Stock to Waller-Sutton, which has agreed to make an equity investment in Regent subject to the satisfaction of certain conditions, and to use the proceeds of such equity investment to finance a portion of the Merger, the purchase of The Park Lane Group and the other Pending Transactions. At the request of Faircom, HSMC updated its fairness evaluation to take into account the more recent station financials and the foregoing changes. In addition, HSMC conducted site visits to the stations Regent has agreed to acquire in Apple Valley and Lucerne Valley, California. The use of the updated information had no effect on HSMC's original opinion that the consideration to be paid to the Faircom stockholders in the Merger was fair to the Faircom stockholders from a financial standpoint. This confirmation of HSMC's original fairness opinion was delivered orally to the Faircom Board on March 25, 1998 with a written opinion dated March 25, 1998 subsequently delivered to Faircom by mail.

REASONS OF FAIRCOM FOR ENGAGING IN THE MERGER

     The Faircom Board has unanimously approved the proposed Merger and believes the Merger is in the best interests of Faircom and its stockholders. In reaching their decision, the directors considered, with the assistance of management and its legal and financial advisors, the following factors:

          (i) In the Merger, each share of Faircom Common Stock will be exchanged for a proportionate share of Series C Preferred Stock with a liquidation preference amount of $5.00 per share. The liquidation preference amount of the Series C Preferred Stock received for each share of Faircom Common Stock represented a substantial premium over the then historical market prices for each share of Faircom Common Stock to be exchanged therefor. On September 16, 1997, the day the non-binding letter of intent with respect to the Merger was signed by Faircom and Regent, the bid and asked prices of the Faircom Common Stock as quoted on the OTC Bulletin Board were $.47 and $.63, respectively, and for the four quarters immediately preceding that date the low and high bid quotations for Faircom Common Stock on the OTC Bulletin Board were $.13 and $.28. The liquidation preference amount of the Series C Preferred Stock to be received in exchange for each share of Faircom Common Stock was calculated to be approximately $.76, based on the net working capital and long-term debt of Faircom at August 31, 1997, the estimated net equity value of the then-proposed Shelby Station acquisition and assuming the then anticipated conversion of $7,500,000 of the Class A and Class B Faircom Subordinated Notes.

          (ii) The Merger offers Faircom stockholders an opportunity to acquire equity ownership in what would be a significantly larger company upon completion of the Merger and the Pending Transactions and at the same time retain the opportunity to participate in the long-term growth and appreciation of Faircom's business through their ownership interest in Regent.

          (iii) The complementary nature of the strategic goals of management of Faircom and Regent, particularly with respect to focusing on acquisitions of radio stations in small- and medium-sized markets and acquiring clusters of stations in such markets with combined broadcast cash flow of at least $1,000,000 and with a strategy of becoming one of the top three operators in each such market.

          (iv) The increased diversification of the resulting company's ownership of radio stations, both in the number of stations owned and in the markets served.

          (v) Potential operating synergies and cost savings (the amount of which the Faircom Board was unable to quantify), including the consolidation of administrative and support functions and group discount pricing for broadcast and computer programming services, insurance premiums and legal and accounting services.

          (vi) The attractiveness to the stockholders of Faircom of the valuation placed on the business of Faircom with respect to the pro forma total enterprise value of Regent upon consummation of the Merger, and the opinions of HSMC that, as of December 4, 1997 and as of March 25, 1998, the consideration to be received by the Faircom stockholders was fair, from a financial point of view, to such stockholders (see "The Merger -- Opinion of Financial Advisor to Faircom"). The value upon which the consideration to be paid is based, $33,162,000, before working capital and prepayment premium adjustment, represents approximately 12.7 times Faircom's 1997 broadcast cash flow, which the Faircom Board believes is an attractive valuation for Faircom's business. In considering the valuation placed on the Faircom assets under the terms of the Merger Agreement, $33,162,000, the Faircom Board, in consultation with its financial advisors, believed that, through the first quarter of 1997, the Faircom stations could reasonably have been valued at $19,500,000, a multiple of 1996 broadcast cash flow of approximately 10.3. The Faircom Board noted that broadcast cash flow at the Flint stations had declined in 1996 to $1,888,000 from $2,177,000 in 1995. The Flint stations' broadcast cash flow was expected to decline further to approximately $1,600,000 in 1997. In addition, in 1997 a new commercial station with excellent market signal coverage was licensed to Flint and commenced operation and significant consolidation occurred in the market, with one major group owner purchasing all of the stations of another group operator. These developments created a significant competitive challenge for Faircom in Flint with possible negative implications for future operating results and market valuation. A valuation of $19,500,000 for the Flint stations (based on 1996 broadcast cash flow), the June 30, 1997 purchase price of $7,650,000 for the Mansfield stations and the $1,125,000 September 23, 1997 contract purchase price for the Shelby station, created an aggregate value for Faircom's assets of $28,275,000 in the view of Faircom's Board. The Merger value of $33,162,000 therefore represented a premium of 17.3% over such aggregate value.

          Since the Shelby station had no 1997 broadcast cash flow, the 1997 pro forma broadcast cash flow for Faircom is approximately $2,610,000, including Mansfield for the entire year. The value of $33,162,000 placed on the Faircom assets under the Merger Agreement is 12.7 times such cash flow. Paul Kagan Associates, Inc., a leading broadcast research analyst firm, published in Broadcast Investor on November 14, 1997 a chart showing that the trading value for radio stations in markets 76 and smaller was at a multiple of 12.3 times broadcast cash flow. Previously, this same firm published in Broadcast Investor on July 29, 1997, a table analyzing values for public broadcasting stocks. This analysis was the last published by this firm using estimated 1997 broadcast cash flow for valuation purposes, the cash flow that the Faircom Board used in its analysis. The July 1997 information showed that the two smallest public radio group broadcasters included, Triathlon Broadcasting Co. and Saga Communications, Inc., both of which are substantially larger than Faircom, were trading at July 25, 1997 at 12.2 and 11.5 times 1997 estimated broadcast cash flow, respectively. Triathlon Broadcasting Co. had 1997 estimated broadcast cash flow of $13,000,000 and owned or operated 25 radio stations in seven markets. The 1997 estimated broadcast cash flow of Saga Communications, Inc. was $20,000,000, and it owned or operated 29 radio stations in 10 markets. No developments that would materially impact this valuation analysis came to the attention of Faircom's management or the Faircom Board after the execution of the letter of intent between Faircom and Regent on September 16, 1997.

          (vii) The Faircom Board considered the relative attractiveness of other potential transactions and business strategies as alternatives to the Merger. Among the business strategies considered as alternatives were combinations with other group broadcasters of similar size, alliances with institutional investors establishing combinations of radio station owners to form so-called "platforms" of radio stations, the sale of Faircom, and remaining independent with its existing stations. Although the concept of a sale of Faircom was not rejected by the Board, the Board did not actively pursue the sale of Faircom and did not receive unsolicited, definitive proposals for the sale of Faircom that demonstrated the financial or structural capability to consummate a sale. The one strategy rejected by the Board was to remain as an independent publicly traded company serving one broadcasting market because of the risks and cost inefficiencies inherent in such a strategy. The Board determined that Faircom had to participate in the ongoing consolidation of the radio industry, either by acquiring radio stations or combining with other radio station owners, particularly with a focus on smaller markets. The Board implemented the acquisition strategy through Faircom's acquisitions of the Mansfield and Shelby stations. Moreover, Faircom's management actively sought and considered proposals for possible combinations with other group radio owners, but these proposals either did not proceed beyond the initial discussion stage for various reasons or were not pursued because they were not deemed to be in the best interests of Faircom. The Faircom Board believes that there is currently a significant and unique opportunity to generate superior equity returns by participating in the ongoing consolidation of the radio industry, particularly in smaller markets. The Faircom Board believes, in addition, that combination with a similar size radio group would lower risk for its stockholders through geographical diversification of markets, greater strength through a materially larger broadcast cash flow base, economies of scale with respect to administrative and other broadcast operating expenses and the ability to attract capital to grow in the next, and perhaps final, stage of radio ownership consolidation. Of all the similarly sized broadcast groups of which the Faircom Board became aware, the industry recognition and historical performance of Regent management and the appreciation potential of Regent's properties, in relation to the value being placed on such properties for the purposes of the Merger, were superior. For example, Regent's broadcast cash flow margins as a percent of gross revenues for 1997, as estimated in December 1997, were 26.4% as compared with Faircom's 35.8%, offering, in the opinion of the Faircom Board, an opportunity to increase Regent's margins in the future. The Faircom Board was not aware of any other opportunity that would have offered a non-taxable, preferred equity position with an accruing dividend return and a major ownership position in the continuing business enterprise.

          (viii) The terms of the Series C Preferred Stock, including full voting rights, a $5.00 preference on liquidation of Regent together with full equity participation in any remaining assets if converted to common stock, and an accruing 7% annual dividend to be paid in cash in the event of liquidation or conversion to common stock at any time at the option of the holder or where the Board of Directors of Regent requires conversion in the case of specified conversion events.

          (ix) Information with respect to the Pending Transactions of Regent including, among other things, the recent and historical earnings performance of the radio stations involved in the Pending Transactions, and what the Faircom Board believes to be the potential earnings capability of such stations, and the historical ability of Regent's executives in prior businesses to implement successfully a growth strategy by acquisition and operation of radio stations in small-and medium-sized markets.

     In the course of its deliberations, the Faircom Board reviewed the following additional factors relevant to the Merger: (i) the capital structure of Regent; (ii) the financial analysis of HSMC prepared in connection with its Fairness Opinion; (iii) reports from management and legal advisors on specific terms of the Merger Agreement; and (iv) the proposed terms, timing and structure of the Merger. The financial analysis of HSMC reviewed by the Faircom Board included estimates of relevant future market revenues, audience shares, station revenues and operating expenses, calculations of projected broadcast cash flow and calculations of fair market value for all of the business components of the Merger. The Faircom Board reviewed the analysis by HSMC of the relative contribution of each of the parties to the Merger with such party's relative share of the fully diluted common stock equivalents the parties will receive in the Merger. Using the fair market values of the Park Lane and the Faircom stations described below (see "The Merger -- Opinion of Financial Advisor to Faircom -- Other Assets and Liabilities") and valuations of other assets and liabilities contributed to the combined company, HSMC first calculated each party's contribution relative to the aggregate contribution made by all of the parties. Similarly, HSMC calculated each party's relative share of equity ownership they will receive as a result of the Merger. HSMC then divided each party's relative share of proceeds received (expressed as a percentage) by such party's relative share of contribution made (expressed as a percentage) and converted the resulting number to an index (based on 100). Using this convention, an index greater than 100 means that a party to a merger is receiving a greater share of the ownership of the surviving company than its contribution of assets in such merger. HSMC has determined that the index for the Faircom stockholders is larger than 100 and larger than the ratio for the other Merger participants and, thus, has concluded that the consideration to be paid to the Faircom stockholders in the Merger is fair to the Faircom stockholders, from a financial point of view.

POTENTIAL NEGATIVE CONSEQUENCES OF THE MERGER

     The Faircom Board does not believe there are any material disadvantages or detriments to the Faircom stockholders as a result of the Merger. The Faircom Board did consider, however, in its deliberations concerning the Merger the matters set forth under the caption "Risk Factors" in this Proxy Statement/Prospectus, including the following possible circumstances which, were they to occur, could affect adversely the interests of the Faircom stockholders in Regent following the Merger: (i) the possibility of management disruption associated with the Merger and the risk that, despite the efforts of the combined company, key management personnel of Faircom might not continue their employment with the combined company; (ii) the possibility that certain of the operating economies of scale such as the elimination of redundant administrative cost sought to be achieved as a result of the Merger might not be achieved;
(iii) the possibility of Faircom's failure to be successfully integrated into Regent; (iv) the possibility that Faircom's business would outperform the other business activities of Regent; and (v) because the Faircom stockholders would no longer represent all of the ownership of the Faircom assets, decisions reserved to stockholders would no longer be able to be decided by a vote of the Faircom stockholders alone. The Faircom Board recognized the possibility that should any or all of the foregoing factors occur, the value of the Faircom stockholders' interest in Regent as a result of the Merger could be less than the value of such Faircom stockholders' interest in Faircom in the absence of the Merger. The Faircom Board concluded that the potential adverse effects of such conditions were outweighed by the potential benefits to the Faircom stockholders of the Merger and did not represent material disadvantages or detriments to the Faircom stockholders as a result of the Merger.

     The foregoing discussion of information and factors considered by the Faircom Board is not intended to be exhaustive but is intended to include the material factors considered. In view of the wide variety of factors considered, the Faircom Board did not find it practical to, and did not, quantify or otherwise assign relative weight to the specific factors considered, and individual directors may have given differing weights to different factors.

RECOMMENDATION OF THE FAIRCOM BOARD

     After taking into consideration all of the factors set forth above, together with an analysis of the presentations of management, HSMC and legal counsel, the Faircom Board unanimously approved the Merger. ACCORDINGLY, THE FAIRCOM BOARD UNANIMOUSLY RECOMMENDS THAT FAIRCOM'S STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

REASONS OF REGENT FOR ENGAGING IN THE MERGER

     The management of Regent believes the Faircom stations fit well within Regent's operational and acquisition strategies. The stations are cash flowing properties located in medium-sized markets which meet the criteria of Regent's targeted markets, provide Regent with geographic diversity, and have good potential for growth. The stations hold good competitive positions in their markets with well-established formats, strong historical revenues, and positive cash flows, which Regent expects will be factors attractive to broadcast lenders and equity investors. The Merger also brings with it Faircom's management team and the stations' technical facilities, which Regent believes can be utilized effectively to establish a sound structure for Regent's plans for future growth.

OPINION OF FINANCIAL ADVISOR TO FAIRCOM

     HSMC has delivered its written opinion dated December 4, 1997, as supplemented by its opinion dated March 25, 1998, to the Faircom Board to the effect that, as of such dates, the consideration to be received by the holders of the Faircom Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. Copies of the opinions of HSMC are attached hereto as Appendices D-1 and D-2 and incorporated herein by reference. Stockholders of Faircom are urged to read the opinions in their entirety for assumptions made, matters considered and limits of the review of HSMC. The summary of the opinions of HSMC set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinions. The HSMC opinions are addressed only to the Faircom Board, do not address the relative merits of the Merger and other transactions or business strategies, if any, that may have been discussed by the Faircom Board as alternatives to the Merger or the decision of the Faircom Board to proceed with the Merger, and do not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting.

     In connection with the preparation of its opinions, HSMC, among other things: (i) reviewed Faircom's annual reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1996 and Faircom's Form 10-Q for the first three quarters of 1997; (ii) conducted discussions with Faircom management concerning the company's business and prospects for each of Faircom's stations; (iii) conducted discussions with the senior management of Regent concerning certain strategic, financial and operational issues relating to the combination of the Regent and Faircom stations; (iv) reviewed the terms and conditions of the proposed Merger as set forth in the Plan of Acquisition and Capitalization dated December, 1997 prepared by The Crisler Company (the "Acquisition and Capitalization Plan"), with particular attention to the value of the contribution of each of the Merger participants relative to the consideration each is proposed to receive under the terms of the Merger Agreement; (v) visited and inspected the radio stations owned by Faircom in Michigan and Ohio (including the Shelby Station), reviewing their current operations with Faircom's local management to determine current business activity and future prospects (including a review of local competition, projections for local radio advertising expenditures, and anticipated future financial performance for the stations in 1998 and beyond); (vi) visited and inspected each of the Park Lane stations (including extensive meetings with Regent's local station managers to assess current and future business prospects in a manner identical to that done with the stations owned by Faircom); (vii) inspected the studios and the offices of the radio stations Regent is proposing to acquire in Bullhead City, Arizona, and Apple Valley, Lucerne Valley and Victorville, California; (viii) reviewed audited and unaudited financial operating information for the full years 1995 and 1996, as well as interim operating statements for the first nine months of 1997 and operating budgets for the last three months of 1997, for each of Faircom's stations and each of the Park Lane Stations; (ix) created financial operating models for each of the station groups in the nine radio markets where Regent and Faircom stations then operated, calculating the current fair market value of the operating assets of each station combination using the discounted cash flow valuation method; (x) compared the computed fair market values of the assets contributed by Faircom and Regent, with allowances for existing liabilities of Faircom and proposed liabilities of Regent as outlined in the Acquisition and Capitalization Plan, and compared the consideration to be received by each of the participants in accordance with such plan; and (xii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as HSMC deemed necessary, including its assessments of likely changes in regulatory, general economic and monetary conditions.

     HSMC's Fairness Opinions were based upon HSMC's analysis of the contribution of Faircom to the combined company (station and financial assets), as a percentage of the total assets contributed by all parties to the Merger, compared to the share of equity in Regent which Faircom stockholders will receive ("Contribution Analysis"). The first step of HSMC's Contribution Analysis required a valuation of the Park Lane stations to assure that the acquisition price of those assets by Regent was appropriate given current market conditions. From the analyses discussed below, HSMC arrived at a fair value for the Park Lane assets of approximately $22,826,000 and a fair value for the Faircom assets of approximately $31,843,000. HSMC noted that the valuation placed on the Park Lane assets compared closely to the negotiated contract price of $23,075,000. HSMC also noted this premium of 1.1% paid by Regent over HSMC's determination of the fair market value for the Park Lane Group was similar to the 4.1% premium reflected by the $33,162,000 price that Regent has agreed to assign to the value of the Faircom stations over HSMC's determination of the fair market value of the Faircom stations. On this basis, HSMC was able to conclude that the purchase price for the Park Lane Group was fair, and accordingly, that the investment of $16,900,000 in Regent by the non-Faircom parties to complete the Merger and Park Lane acquisition was a fair valuation of what they are contributing to the combined company. The value of the Faircom stations and their financial assets could then be compared to the $16,900,000 cash to be raised from the sale of equity in Regent which will provide the resources with which to complete the Merger and the Park Lane acquisition. From this comparison, HSMC noted that the net value of what Faircom would bring to the Merger ($19,252,974 as discussed below) represents 53.3% of the combined values brought to the Merger by all parties. Similarly, the share of the post-Merger equity in Regent to be owned by Faircom's stockholders was compared to the share of the assets Faircom would contribute to the Merger. From this comparison, HSMC noted that while Faircom stockholders would be contributing 53.3% of the value of the Merger, they would be receiving 57.3% of the post-Merger equity in Regent (based on the equity required to finance the Merger and the Park Lane acquisition, but not taking into account any of the other Pending Transactions).

     The specific analyses performed and factors considered by HSMC in making its Contribution Analysis are summarized below.

     Analysis of Potential Future Market Revenues for Faircom and Park Lane Markets. In four of the Faircom/Park Lane markets, audits of market revenues are performed by the accounting firm of Miller Kaplan & Arase. In these markets HSMC used historical audit data for 1996 and partial year data (through 3rd quarter) for 1997 to estimate the full year 1997. From information collected in the process of station visits, HSMC estimated the 1998 revenues. Where available, HSMC used metro county Retail Sales growth projections from Market Statistics, Inc. to establish the predicted growth rate for the market's radio revenues through 2001. HSMC also used the same growth rate for the period from 2001 to 2007. HSMC noted that for Faircom the historical data suggested the use of a 5% annual future growth rate for both of its markets. The Park Lane markets exhibited a wider range of underlying growth in retail sales which led HSMC to assume growth rates ranging from 4% to 6% annually. On this basis, HSMC concluded that in terms of the underlying growth rate of the markets in which the two groups operate, there is no material difference in the long term growth prospects.

     Analysis of Potential Audience Shares and "Oversell Factor". Recognizing the inability to estimate with any precision the future course of a given station's audience levels, HSMC assumed that each station's share of the in-market audience would remain at essentially the level it achieved during 1997. (For purposes of this analysis, HSMC considered multiple properties operating in the same market under Regent's control to be a single station.) From HSMC's projected station and market revenues for 1997, HSMC calculated the relationship between each station's share of the market's revenues and the station's share of the overall audience accounted for by all stations operating within the market. HSMC then divided the share of revenues by the share of audience to arrive at the "Oversell Factor" for each station. HSMC compared these "Oversell Factors" to a range of such measures for stations with similar programming formats. In those cases where the "Oversell Factor" was out of the expected range for similar stations, HSMC made the assumption that it would approach more typical levels by the end of the second year.

     As a result of this analysis, HSMC determined that, in the one Faircom market for which there are audience ratings, the calculated audience share was 34.6% and the station's revenue share in that market was 41.2%, producing a calculated "Oversell Factor" of 1.19. In the four rated Park Lane markets, the stations' audience shares ranged from 28% to 42% and the revenue shares were in the range from 17% to 44%, producing "Oversell Factors" from 0.63 to 1.29. In the Flagstaff, Arizona market where the 0.63 "Oversell Factor" was much lower than the other three (which ranged from 1.04 to 1.29), HSMC assumed a gradual rise in this measure to 0.9 over the two years following the Merger.

     Analysis of Potential Station Revenues. Actual financial performance for the period January through September 1997 (the latest available at the time of the valuation of the properties) was combined by HSMC with station budgets for the remaining three months of the year to create the best available estimate of 1997 full year results for each station combination in the seven Park Lane and two Faircom markets. By multiplying the predicted audience share for each station by the "Oversell Factor", HSMC derived the station's predicted share of the revenues in the radio market. These revenue share projections, multiplied by the predicted market revenues for each year, provided HSMC with an estimate of the station's revenues for each year in the projection series.

     In the cases of markets for which neither rating information nor audited market revenues existed, HSMC forecast station revenues by applying a constant annual growth rate to the station's 1997 revenue level. HSMC used a growth rate which in each case was representative of the annual rate predicted from 1996 to 2001 by Market Statistics for the major counties in the market served by the station. In total, the revenues of the Faircom stations were projected to rise 61% from the 1997 level of $7.5 million to $12 million in 2007, while revenues of the Park Lane Group were projected to grow by 76% from $7.3 million in 1997 to $12.9 million over the same period, thereby suggesting that the Park Lane stations have slightly better growth prospects for the immediate future.

     Analysis of Potential Operating Expenses. HSMC combined actual expenses for each station for the first nine months of 1997 with station budgeted expenses for the balance of the year to produce an estimate for 1997. HSMC forecast separately each of the major categories of expense. Recognizing that sales expense is determined largely by sales commission rates and tends to be a relatively stable percent of annual revenues for each station (although that percentage varies somewhat from station to station), HSMC calculated the sales expense percentage for each station based on its 1997 projected results and assumed that this percentage would remain constant from 1997 through 2007. HSMC projected other expense categories forward from 1997 at constant annual rates which are consistent with both the growth rate of the market and the past history of the subject station. HSMC projected that the overall operating expenses of the Faircom stations would rise by 47% between 1997 and 2007. HSMC projected that the Park Lane stations would experience expense growth of 63% over the same period, reflecting the higher level of effort required to correct the operating problems at these properties.

     Calculation of Projected Broadcast Cash Flow. For each year, HSMC calculated each station's operating profit (commonly referred to as broadcast cash flow, although this measure used by HSMC may not be comparable to similarly titled measures used by others), resulting from deducting total broadcast operating expenses from revenues, which HSMC then reviewed for reasonableness based on HSMC's experience with stations of similar size and type. HSMC noted that the aggregate cash flow from the Faircom stations has been projected to rise 80% from $2.6 million in 1997 to $4.7 million in 2007. HSMC projected that the cash flow of the Park Lane station group would increase by 128% from $1.4 million to nearly $3.3 million over the same period.

     Discounted Cash Flow Analysis. HSMC performed a discounted cash flow analysis for the Park Lane stations and the Faircom stations utilizing its calculation of annual cash flows for each station. HSMC calculated the fair market value of each station based upon the present value of the projected cash flows received from its operation in each of the ten years of the analysis period and the present value of the most likely sale price of the station at the end of the analysis period. HSMC used a discount rate of 16% to determine the present value of the cash flows. These present values were then accumulated and added by HSMC to the present value of HSMC's best estimate of each station's fair market value as of the end of the analysis period (2007). HSMC's estimate of this "terminal value" was derived by multiplying the station's cash flow in 2007 by a multiple of 10, which HSMC believed to be most representative of what the average property of similar type would bring under normal market conditions. Using the discounted cash flow valuation analysis, the sum of the present values of each year's cash flow and the present value of the terminal value represented the station's fair market value at the present time. Using this approach, HSMC determined the sum of the fair market values of the Park Lane stations in the seven markets to be $19,338,398 and that of the Faircom stations to be $28,228,164.

     Assignment of Group Acquisition Premium. HSMC applied a premium of 10% ($1,933,840) to the sum of the individual values of the seven-market Park Lane station group and 5% ($1,411,408) to the two-market Faircom station group. HSMC determined the assignment of this premium to be appropriate based upon the fact that the Faircom and Park Lane stations are being merged as groups, resulting in a value which exceeds the sum of the individual station values because being acquired as groups has the effect of reducing the transaction costs compared to a series of independent acquisitions.

     Other Assets and Liabilities. HSMC recognized that, in addition to station assets, both the Faircom and Park Lane groups would bring Net Operating Losses ("NOLs") to the combined company and that these NOLs, which could be used to reduce future tax liability of the surviving corporation, constituted assets to be contributed to the Merger. HSMC valued those assets by assuming an average federal tax rate of 40%, accepting the annual limitation of 6.5% of the value of the acquired assets in Section 382 of the Internal Revenue Code, and assuming the use of only 20% of this annual amount for 14 years because of HSMC's expectations that Regent will be in an acquisition mode for the foreseeable future and will have most of its earnings sheltered by financial charges related to those transactions. HSMC assumed the unused balance of the NOLs would be used in the 14th year as an offset to capital gains on asset sales. HSMC discounted the annual tax benefits over this 14-year period back to the present using a 6% discount rate, which HSMC determined to be a reasonable estimate of potential income from low risk government securities over this period. By this analysis, HSMC calculated the present value of estimated Faircom NOLs to be $2,203,649 and that of the Park Lane Group to be $1,554,130.

     HSMC made a final adjustment to its calculation of the value of the assets being contributed to the combined company by the parties by taking into account the value of each company's debt and net working capital. In the case of the Park Lane Group, HSMC estimated that there would be no net working capital and no debt assumed by Regent. Thus, HSMC calculated the valuation of the Park Lane Group being contributed to the combined company by Regent to be $22,826,367.

     With respect to Faircom, HSMC deducted from its valuation of the Faircom station group (including NOLs) the amount of the Faircom senior debt and Faircom's 50% share of the debt prepayment penalty, and to that amount added HSMC's estimation of Faircom's working capital, resulting in a net valuation of Faircom's assets being contributed to the Merger of $19,252,974. In consideration for this contribution to the Merger, HSMC noted that under its analysis Faircom's stockholders would receive shares of Series C Preferred Stock having an aggregate liquidation value of $19,350,315.

     Exclusion of Options in Fairness Analysis. The shares of Series C Preferred Stock issuable upon exercise of the Faircom Options were not included by HSMC in its calculation of the proceeds to Faircom from the Merger, and the cost to exercise the Faircom Options was not included by HSMC in its calculation of the value of Faircom being contributed to the Merger. There are a total of 1,943,700 options for the purchase of Faircom Common Stock outstanding at various prices. Although HSMC does not expect that these options will be exercised prior to the Merger, the Merger Agreement provides for the conversion of those options into options for the purchase of 274,045 shares of Series C Preferred Stock at the same aggregate exercise price necessary to exercise the original Faircom options.

     HSMC's determination to exclude the effect of these options from the Contribution Analysis was in recognition of the fact that although there would be a relatively large difference between the exercise price of the Faircom Options and the liquidation value of the Series C Preferred Stock issuable upon their exercise, these options would be held only by Faircom management and members of its Board of Directors. HSMC concluded that inclusion of the additional shares of Series C Preferred Stock covered by these options would have increased the proceeds from the Merger for Faircom stockholders as a class, but would not have affected the amount received by each Faircom stockholder other than the option holders.

     Comparison of Contribution Ratios. Having arrived at the relative values of the assets being contributed to the combined company, HSMC analyzed the respective contributions to the combined company by those parties who hold or will hold, upon completion of the Merger and the Park Lane acquisition, shares of Regent stock, compared to the share of the fully diluted common stock equivalents of Regent that each will receive. HSMC calculated the ratio between amounts contributed by the parties to the combined company and the value received, using as the common denominator the amount of fully diluted shares of Regent Common Stock into which all securities issued by Regent are convertible.

     Using HSMC's determination of the fair market values of the Faircom stations and of other assets and liabilities contributed to Regent (assuming consummation only of that portion of the Waller-Sutton investment needed to consummate the Merger), HSMC calculated each of the parties' share of the total contribution to the combined company by all parties. Similarly, HSMC calculated the share of equity ownership each would receive. HSMC reduced the relationship of contribution to Regent divided by the Regent equity received, to a ratio. Using this convention, a ratio of 1.00 would mean that a party is receiving the same share of the ownership of Regent as its share of the assets being contributed to Regent. HSMC believed that the test for fairness to Faircom stockholders under the contribution analysis would be met if its receipt/contribution ratio would be 1.00 or larger.

     Using its working capital estimation for Faircom in calculating the value of Faircom's assets being contributed by Faircom in the Merger, HSMC calculated that Faircom stockholders would receive Series C Preferred Stock which is convertible into 57.3% of the Common Stock of Regent, while they would be contributing 53.3% of the assets being contributed to the combined company, a ratio of 1.08. This ratio was higher than the ratios computed by HSMC for any other party contributing assets to the combined company, which ranged from 1.07 to 0.54.

     In preparing its opinions, HSMC relied on the accuracy and completeness of all information that was available to it, including that supplied to it by Regent, Faircom and the radio stations involved in the Merger. HSMC assumed no responsibility for the independent verification of such information.

     Where HSMC used projections, estimates or budgets not prepared by it, HSMC assumed that they had been reasonably prepared to reflect the best available estimates of the future performance of the subject stations. HSMC did not undertake an independent verification of the outstanding indebtedness of Faircom, Regent or any of the individual companies that currently own the stations proposed to be acquired by Regent. HSMC assumed that (i) all material assets and liabilities of Faircom and Regent are as set forth in their respective financial statements, and (ii) the Merger will qualify as a reorganization under the Internal Revenue Code with respect to the stockholders of Faircom. HSMC's opinions indicate that they are based upon regulatory, economic and monetary conditions existing as of the dates of its opinions. HSMC expressed no opinion as to the price or trading ranges at which Regent's Series C Convertible Preferred Stock (or the Regent Common Stock into which the Series C Preferred Stock is convertible) will trade after the effective date of the Merger.

     In arriving at its opinions, HSMC was not requested to solicit, and did not solicit, third party indications of interest in acquiring all or any portion of the stock or assets of Faircom.

     While the foregoing summary describes certain analyses and factors that HSMC deemed material in its presentation to the Faircom Board, it is not a comprehensive description of all analyses and factors considered by HSMC. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such opinion is not readily susceptible to summary description. HSMC believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors would create an incomplete view of the evaluation process underlying the HSMC fairness opinions. Several analytical methodologies were considered and elements of such alternative methodologies had an effect on the implementation of the valuation method selected, as well as on the overall conclusion reached by HSMC. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by HSMC is based on all analyses and factors taken as a whole and also on application of HSMC's own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. HSMC therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, HSMC considered general economic, market and financial conditions. The analyses performed by HSMC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Regent Series C Preferred Stock or Common Stock may trade at any future time.

     HSMC's opinions were prepared at the request and for the use of the Faircom Board and may not be reproduced, summarized, described, referred to or given to any other person or otherwise be made public without the prior written consent of HSMC (other than to reproduce such opinions in full in this Proxy Statement/Prospectus).

     HSMC received a flat fee in the amount of $75,000 at the time of the delivery of its original fairness opinion and was reimbursed for its out-of-pocket expenses. In consideration of the additional analysis undertaken by HSMC as set forth in its supplemental opinion to Faircom dated March 25, 1998, HSMC is entitled to receive a flat fee in the amount of $7,000 and reimbursement for its travel expenses incurred in connection with its site visits to the Apple Valley and Lucerne Valley, California stations. These fees and reimbursements are in no way dependent upon the results of HSMC's analyses or conclusions or upon the consummation of the Merger.

     Subsequent to the issuance by HSMC of its opinions to the Faircom Board, with the consent of Faircom, Regent engaged the services of HSMC to provide an appraisal of Regent's net assets upon which could be based a purchase price value for accounting purposes (i.e. reverse purchase accounting). Regent believes HSMC was the logical choice to provide such valuation given the groundwork and analysis previously undertaken by HSMC in connection with preparing its opinion for the Faircom Board. Regent does not believe this appraisal has any material relationship to the Merger. The appraisal was not requested or considered by the Board of Directors of either Regent or Faircom in evaluating or negotiating the terms of the Merger. Regent requested the appraisal for the sole purpose of assisting in the preparation of the pro forma financial statement adjustments presented as part of this Proxy Statement/Prospectus. The appraisal was not requested until nearly six months after the principal terms of the Merger had been negotiated and several months after the Agreement of Merger had been signed, and its receipt and content were not conditions of the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER; CERTAIN RELATIONSHIPS

     The Faircom Subordinated Noteholders currently hold in the aggregate $11,100,000 in original principal amount of Class A, Class B and Class C Faircom Subordinated Notes, of which $8,750,000 in original principal amount is held by Blue Chip, $1,350,000 in original principal amount is held by Miami Valley and $1,000,000 in original principal amount is held by PNC, Trustee pursuant to an assignment from Blue Chip and Miami Valley. Under terms of the Securities Purchase Agreement applicable to the Class A and Class B Faircom Subordinated Notes, as amended, the Faircom Subordinated Noteholders have the contractual right to require the liquidation of Faircom and each of its subsidiaries if Faircom does not consummate a merger of Faircom with another corporation on or before April 1, 1999. The Faircom Subordinated Noteholders will not be voting on the proposed resolution to approve the Merger with Regent but have consented to it and expressed in writing their intent to convert all $10,000,000 of Class A and Class B Faircom Subordinated Notes into Faircom Common Stock immediately prior to the Closing Date. If the Merger is not approved by the Faircom stockholders, unless a merger of Faircom with another corporation is consummated by April 1, 1999, the Faircom Subordinated Noteholders may require the assets of Faircom be sold and Faircom liquidated.

     Blue Chip and Miami Valley are venture capital funds managed by Blue Chip Venture Company, Ltd. and one of its affiliates. Mr. John H. Wyant is a principal in and a manager of Blue Chip Venture Company, Ltd. and such affiliate. An affiliate fund of Blue Chip Venture Company, Ltd. previously invested funds managed by it in Regent I, a radio broadcasting company formerly operated by Messrs. Jacobs and Stakelin. As a member of the Faircom Board, Mr. Wyant has voted in favor of the Merger, and under the terms of the Merger Agreement, upon consummation of the Merger, Mr. Wyant will become a member of the Board of Directors of Regent.

     In January 1998, Blue Chip made a loan to Faircom of $1,100,000 to finance, in part, the purchase of the Shelby Station, and in connection with that loan, Faircom issued to Blue Chip a Class C Subordinated Note. The Class C Subordinated Note bears interest at a rate of 14% per annum, payable at maturity, and becomes due and payable on the earlier of the Closing of the Merger and April 1, 1999.

     The Merger Agreement provides the Faircom Subordinated Noteholders with certain demand and piggyback registration rights with respect to registration for sale under the Securities Act of the shares of Regent Common Stock into which their shares of Series C Preferred Stock are then convertible. The holders of Regent's Series A, Series B and Series D Preferred Stock also have certain registration rights with respect to their shares. See "The Merger
Agreement -- Registration Rights." Registration rights will also be granted to holders of Regent's Series F Preferred Stock and detachable warrants issued in conjunction with the sale thereof, as well as to GE Capital in respect of warrants it would receive upon issuance of the Series F Preferred Stock. Registration rights are not being granted in connection with the Merger to any Faircom securityholder other than the Faircom Subordinated Noteholders.

     Pursuant to the Redemption and Warrant Agreement, at such time as Regent has raised additional equity capital of at least $1,500,000, Blue Chip and Miami Valley may require Regent to repurchase up to $1,500,000 of the Series C Preferred Stock issued to Blue Chip and Miami Valley upon consummation of the Merger in exchange for their Faircom Common Stock, at its stated value of $5.00 per share plus the amount of any accrued and unpaid dividends on such Series C Preferred Stock being repurchased. Until such additional equity has been raised, Blue Chip and Miami Valley will be issued each month five-year warrants to acquire an aggregate of 375 shares of the Series C Preferred Stock at a price of $1.00 per share. See "The Merger Agreement -- Consideration to be Paid for Faircom Stock." These redemption and warrant rights are not being granted to any Faircom securityholder other than Blue Chip and Miami Valley. If, however, Waller-Sutton makes its equity investment in Regent in accordance with the terms of the Waller-Sutton Commitment, part of Waller-Sutton's investment will include the purchase from Blue Chip and Miami Valley of $1,500,000 of the Faircom Subordinated Notes. In this event, the put and warrant rights associated with this portion of the Faircom Subordinated Notes would not be transferred to Waller-Sutton, and, instead, would terminate by their terms. See "Information Concerning Regent -- Recent and Pending Transactions."

     Concurrently with its approval of the $10,000,000 investment in Faircom of Blue Chip and Miami Valley, the Faircom Board authorized the issuance to Joel M. Fairman and John E. Risher, President and Senior Vice President of Faircom, respectively, of stock options entitling Mr. Faircom to purchase up to 958,886 shares, and entitling Mr. Risher to purchase up to 159,814 shares, of Faircom Common Stock, or such greater number of shares as may be necessary for them to maintain their then existing percentage ownership interest in Faircom. These options are in the nature of preemptive rights inasmuch as (a) they are exercisable only if the Faircom Subordinated Notes are converted to Faircom Common Stock, and (b) they enable Messrs. Fairman and Risher to acquire additional Faircom Common Stock at the same price per share at which the Faircom Subordinated Noteholders could acquire Faircom Common Stock by conversion of the Faircom Subordinated Notes. The number of shares of Faircom Common Stock Messrs. Fairman and Risher may purchase, and the exercise price of these options, are dependent upon the amount of the Faircom Subordinated Notes that is converted to Faircom Common Stock. If the full amount of the $10,000,000 of Class A and Class B Faircom Subordinated Notes is converted to Faircom Common Stock, then Messrs. Fairman and Risher will be entitled to purchase the full number of 1,118,700 shares at a purchase price per share of approximately $.53 per share. As a result, these options would allow Messrs. Fairman and Risher the right to preserve their percentage stock ownership position in Faircom and to realize a gain in value on those option shares as a result of conversion of the Class A and Class B Faircom Subordinated Notes in connection with the Merger.

     It is contemplated that the employees of Faircom generally will continue to be employed by the Surviving Corporation following the Merger, including specifically Messrs. Fairman and Risher. Mr. Fairman's continued employment will be governed by a two-year employment agreement followed by a one-year consulting agreement, providing annual compensation of $190,000, discretionary annual bonuses, discretionary stock option awards, ownership of a term life insurance policy paid for by Regent, an automobile allowance and certain other benefits. See "Information Concerning Regent -- Compensation of Executive Officers." The Merger Agreement also provides for the appointment of Mr. Fairman to the Board of Directors of Regent as Vice-Chairman upon effectiveness of the Merger.

     Terry S. Jacobs, Regent's Chairman and Chief Executive Officer, and William
L. Stakelin, Regent's President and Chief Operating Officer, have signed employment agreements which provide for the issuance to each of them under Regent's 1998 Management Stock Option Plan of incentive and non-qualified stock options to purchase during a ten-year period following the date of grant (or such shorter period as may be required to preserve the nature of the options as incentive stock options), at an exercise price determined by the Board of Directors of Regent (but not less than the greater of the fair market value per share of the Regent Common Stock on the date of grant and $5.00 per share), that number of shares of the common stock of Regent which constitutes 5.5% of Regent's capital stock outstanding from time to time, on a fully-diluted, as converted, basis; provided, however, that such number shall not exceed 733,333 without further approval of the Board of Directors (and Waller-Sutton if the Series F Preferred Stock is issued). The initial grant of these options is to be made upon effectiveness of the Merger, at which time it is estimated that options to purchase approximately 612,000 shares of Regent Common Stock will be granted to each of Mr. Jacobs and Mr. Stakelin at an exercise price of $5.00 per share, assuming all of the Pending Transactions and the issuance of at least $10,000,000 of the Series F Preferred Stock are completed concurrently with the Merger. See "Information Concerning Regent -- Compensation of Executive Officers."

     In order to induce River Cities, as a holder of Regent's Series A Preferred Stock, to approve the Merger, Regent agreed to issue to River Cities, upon consummation of the Merger, five-year warrants to purchase 80,000 shares of Regent Common Stock at an exercise price of $5.00 per share. R. Glen Mayfield, a member of Regent's Board of Directors, serves as the general partner of River Cities Management Limited Partnership, which is the general partner of River Cities.

     In order to induce GE Capital, as a holder of Regent's Series B Preferred Stock, to approve the addition of mandatory conversion rights to the terms of the Series B Preferred Stock in conjunction with issuance of the Series F Preferred Stock, Regent has agreed to issue to GE Capital, upon issuance of the Series F Preferred Stock, five-year warrants to purchase 50,000 shares of Regent Common Stock at an exercise price of $5.00 per share. It is contemplated that the terms of these warrants will be substantially the same as those which are to be issued to River Cities upon consummation of the Merger.

     The Waller-Sutton Commitment provides for the investment by Waller-Sutton, subject to negotiation of definitive agreements and the satisfaction of certain conditions, of at least $11,500,000 in convertible preferred stock of Regent. This investment would consist of the purchase from Regent of $10,000,000 of its Series F Preferred Stock and the acquisition from Blue Chip and Miami Valley of $1,500,000 in principal amount of Class A and Class B Faircom Subordinated Notes that would be converted to Faircom Common Stock and exchanged for Series C Preferred Stock in the Merger. Waller-Sutton would receive as part of this investment warrants to purchase 820,000 shares of Regent Common Stock at an exercise price of $5.00 per share. Waller-Sutton has reserved the right to assign up to $3,500,000 of its investment commitment and an unspecified portion of its warrant rights to partners or affiliates of Waller-Sutton and/or other purchasers of Series F Preferred Stock and to so reduce its investment commitment in respect of the first $3,500,000 of Series F Preferred Stock purchased by others. One of the conditions precedent to Waller-Sutton's investment in Regent is the consummation of the Merger. Upon making its investment in Regent's Series F Preferred Stock, Waller-Sutton will have the right to elect two members to Regent's Board of Directors, who will initially be Messrs. William H. Ingram and Richard H. Patterson. See "Information Concerning Regent--Recent and Pending Transactions."

     The Waller-Sutton Commitment provides that the terms of the Series F Preferred Stock to be acquired by it will include the right of the holders to require Regent to repurchase the Series F Preferred Stock at any time after five years at a price equal to the greater of its fair market value or the sum of its stated value of $5.00 per share and all accrued but unpaid dividends thereon (as well as any warrants held by such holders at a price equal to the fair market value of the Regent Common Stock less the warrant exercise price). Holders of Regent's Series A, Series B and Series D Preferred Stock would have similar "put" rights exercisable, however, only if the holders of the Series F Preferred Stock were to exercise their "put" rights. The Series C and Series E Preferred Stock will not have these tag-along "put" rights. Such rights could jeopardize qualification of the transactions in which they are being issued as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. See "Risk Factors -- Redemption Rights of Series F Preferred Stock" and "Information Concerning Regent -- Recent and Pending Transactions."

REGULATORY APPROVALS

     Consummation of the Merger and the resulting transfers of control are subject to the prior approval of the FCC. On February 2, 1998, Regent and Faircom obtained a final order of the FCC approving the transfers of control which will result from the Merger.

     Issuance of the Series C Preferred Stock in connection with the Merger is subject to registration under the Securities Act and qualification or exemption under applicable state securities laws.

CERTAIN FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of the Series C Preferred Stock received by Faircom's stockholders in the Merger will be freely transferable, except that shares of the Series C Preferred Stock received by "affiliates" of Faircom may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become "affiliates" of Regent), or as otherwise permitted under the Securities Act. Persons who may be deemed to be "affiliates" of Faircom generally include individuals or entities that control, are controlled by, or are under common control with, Faircom and may include certain officers and directors of Faircom as well as principal stockholders of Faircom. The Merger Agreement requires Faircom to use its reasonable best efforts to cause each of its "affiliates" to execute a written agreement to the effect that such "affiliate" will not sell, pledge, transfer or otherwise dispose of any shares of the Series C Preferred Stock issued to such "affiliate" pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act.

     The Merger Agreement provides the Faircom Subordinated Noteholders with certain demand and piggyback registration rights with respect to registration for sale under the Securities Act of the shares of Regent Common Stock into which their shares of Series C Preferred Stock are then convertible. The holders of Regent's Series A, Series B, Series D and Series F Preferred Stock and certain warrantholders will also have certain registration rights with respect to their shares. Registration rights are not being granted in connection with the Merger to any Faircom securityholder other than the Faircom Subordinated Noteholders and their assignees.

                              THE MERGER AGREEMENT

     The following is a brief summary of the material provisions of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Merger Agreement. Unless otherwise stated, capitalized terms have the same meaning as in the Merger Agreement. All stockholders are urged to read the Merger Agreement in its entirety.

THE MERGER

     General. The Merger Agreement provides that, subject to satisfaction of the terms and conditions contained in the Merger Agreement, including without limitation approval of the Merger Agreement by the stockholders of Faircom and the consent of the FCC to all transfers of control as a result of the Merger, Faircom will be merged with and into Merger Subsidiary, with Merger Subsidiary continuing as the Surviving Corporation, effective upon the due and proper filing by the Surviving Corporation of a Certificate of Merger with the Delaware Secretary of State ("Effectiveness").

     It is anticipated that the closing of the Merger would occur within one or two days following approval of the Merger by the Faircom stockholders. The Merger Agreement provides that, at the closing, Regent will deliver to The Fifth Third Bank (the "Trustee") the number of shares of Series C Preferred Stock to be issued in the Merger, and cash in respect of fractional shares. The Trustee will be responsible for distributing the Series C Preferred Stock and cash in respect of fractional shares to the stockholders of Faircom in accordance with the terms of the Merger Agreement.

     Allocation and Distribution of Consideration Among Faircom
Stockholders. Each stockholder of Faircom will be allocated an amount equal to the product of the Consideration Per Share Before Appraisal Rights times the number of shares of Faircom Common Stock held by such stockholder immediately prior to the closing. The amount determined as provided above to be allocable to each Faircom stockholder, as a percentage of the total amount allocable to all Faircom stockholders, is referred to as that person's "Pro-Rata Percentage Interest."

     The Pro-Rata Percentage Interest of each Faircom stockholder (other than dissenting stockholders) will be distributed as follows: each such stockholder will receive as soon as practicable after the closing (A) the number of shares of the Series C Preferred Stock (or, if the stockholder is a resident or otherwise located in a state in which the issuance of the shares of the Series C Preferred Stock is prohibited or conditioned upon terms unacceptable to Regent under the securities laws of such state, then the cash paid in lieu of such shares of the Series C Preferred Stock) equal to the product of the total number of shares of Series C Preferred Stock to be issued in the Merger multiplied by such stockholder's Pro-Rata Percentage Interest; and (B) cash as payment for any fractional shares of the Series C Preferred Stock.

     Consideration to be Paid for Faircom Stock. The number of shares of Series C Preferred Stock to be issued in the Merger and issuable pursuant to Regent Options to be received in exchange for Faircom Options in the Merger is based upon a price of $33,162,000 (a) adjusted by $316,300 as the agreed amount of Faircom's net working capital and (b) decreased by $13,504,093 as the agreed outstanding principal amount of and accrued interest on Faircom's senior debt. This amount of $19,974,207 is referred to as the "Consideration After Adjustments."

     The number of shares of the Series C Preferred Stock available for distribution to the Faircom stockholders is computed by dividing the Consideration After Adjustments by $5.00 (the "Initial Number") less the number derived by multiplying the Initial Number by a fraction, the numerator of which is the number of shares of Faircom Common Stock issuable pursuant to options outstanding and not exercised on the Closing Date (the "Option Shares") and the denominator of which is the number of shares of Faircom Common Stock outstanding on the Closing Date (including shares issued on conversion of the Class A and Class B Faircom Subordinated Notes on or before the Closing Date) plus the Option Shares. This will result in the issuance in the Merger of 3,720,796 shares of Series C Preferred Stock and Regent Options to purchase 274,045 shares of Series C Preferred Stock (representing approximately 40.2% of the outstanding capital stock of Regent on a fully diluted, as converted, basis), assuming (i) the exercise of all Regent Options and all options and warrants for the acquisition of Regent capital stock that are either outstanding or to be issued pursuant to existing agreements and commitments (other than options issuable to Regent management that are not exercisable prior to or within 60 days following effectiveness of the Merger); and (ii) the issuance of additional shares of the respective series of Regent's Preferred Stock pursuant to existing agreements and commitments (including the issuance of 2,000,000 shares of Series F Preferred Stock and detachable warrants pursuant to the Waller-Sutton Commitment). On this basis, upon consummation of the Merger, approximately 13.2% of the outstanding common stock of Regent, on a fully-diluted, as converted basis, would be owned by those persons who are holders of Faircom Common Stock and Faircom Options on the date of this Proxy Statement/Prospectus, and approximately 27.0% would be owned by holders of the Faircom Subordinated Notes or their assignees on the date of this Proxy Statement/Prospectus. These percentages would be approximately 18.6% and 37.9%, respectively, if the proposed investment of Waller-Sutton in the Series F Preferred Stock and detachable warrants were not to be consummated.

     Holders of the Faircom Subordinated Notes have agreed in writing to convert all of the Class A and Class B Faircom Subordinated Notes into Faircom Common Stock. Of the shares of the Series C Preferred Stock issued as a result of the conversion of Faircom Subordinated Notes into Faircom Common Stock, 300,000 of such shares of Series C Preferred Stock (having a liquidation value of $5.00 per share) will be subject to the right of Blue Chip and Miami Valley to put such shares to Regent for redemption in accordance with the terms of the Redemption and Warrant Agreement. A copy of the Redemption and Warrant Agreement is attached as Exhibit 13(b)(3) to the Merger Agreement, attached hereto as Appendix A. Pursuant to the terms of the Redemption and Warrant Agreement, such right may be exercised by Blue Chip and Miami Valley during the 60-day period after receipt by such parties of notice from Regent that Regent has raised additional equity after the Merger of at least $1,500,000. On the last day of each month after the Closing of the Merger until Regent provides such notice, Regent is required to deliver to Blue Chip and Miami Valley five-year warrants to purchase an aggregate of 375 shares of Series C Preferred Stock at an exercise price of $1.00 per share. If, however, Waller-Sutton makes its equity investment in Regent in accordance with the terms of the Waller-Sutton Commitment, part of Waller-Sutton's investment will include the purchase from Blue Chip and Miami Valley of a total of $1,500,000 of the Class A and Class B Faircom Subordinated Notes, which Waller-Sutton will convert into Faircom Common Stock prior to the Merger. In this event, the put and warrant rights associated with the Class A and Class B Faircom Subordinated Notes would not be transferred to Waller-Sutton, and, instead, would terminate by their terms. See "Information Concerning Regent -- Recent and Pending Transactions."

     Effectiveness. Effectiveness of the Merger is expected to occur as soon as practicable after the approval of the Faircom stockholders has been obtained.

     Exchange of Faircom Common Stock. At Effectiveness, based upon the number of shares of Faircom Common Stock currently outstanding and to be issued upon conversion in full of the Class A and Class B Faircom Subordinated Notes, each share of Faircom Common Stock issued and outstanding immediately prior to Effectiveness, other than shares owned or held by dissenting stockholders, will, by virtue of the Merger and without any action on the part of the holder thereof, automatically be converted into and become exchangeable for .1409916 of a share of Series C Preferred Stock. Each share of Faircom Common Stock held in Faircom's treasury immediately prior to Effectiveness will, by virtue of the Merger, cease to be outstanding, will be canceled and retired without payment of any consideration therefor and will cease to exist. The holders of shares of Faircom Common Stock outstanding immediately prior to the consummation of the Merger will own 100% of the outstanding shares of the Series C Preferred Stock immediately following consummation of the Merger.

     No Fractional Shares. No fractional shares of the Series C Preferred Stock will be issued in the Merger. In the event any holder of Faircom Common Stock is allocated an interest in a fractional share of the Series C Preferred Stock, said fractional amount will be rounded down to the nearest whole share and the stockholder will be paid in cash, without interest, an amount equal to the product of the fraction multiplied by $5.00.

     Treatment of Options. At Effectiveness, the holders of Faircom Options will receive Regent Options as substitute stock options under the Regent Communications, Inc. Faircom Conversion Stock Option Plan. Each Faircom Option will be deemed to constitute an option to acquire the same number of shares of the Series C Preferred Stock as the holder of such Faircom Option would have been entitled to receive pursuant to the Merger had such holder exercised such Faircom Option in full immediately prior to the consummation of the Merger. The terms of the Regent Options will be the same as those of the existing Faircom Options, and will run from the date of grant of the Faircom Options. The Regent Options will be immediately exercisable at the same aggregate exercise price as the Faircom Options surrendered in exchange therefor.

     Merger Subsidiary Continues as a Wholly-Owned Subsidiary of Regent. At Effectiveness, each share of common stock of Merger Subsidiary issued and outstanding immediately prior to Effectiveness will be held by Regent. Each such share will, by virtue of the Merger and without any action on the part of Merger Subsidiary or Regent, be converted into the same number of shares of common stock of the Surviving Corporation. At Effectiveness, the Surviving Corporation will continue as a wholly-owned subsidiary of Regent.

     Exchange of Share Certificates after Effectiveness. Promptly after Effectiveness, the Trustee will mail to each record holder of Faircom Common Stock (as of Effectiveness) a letter of transmittal to be used by each such holder in forwarding such holder's certificates evidencing the shares of Faircom Common Stock. Shares of Faircom Common Stock will be surrendered and exchanged for certificates evidencing the shares of Series C Preferred Stock to which such holder has become entitled. Each holder of certificates formerly representing shares of Faircom Common Stock shall, upon surrender of such certificates to the Trustee together with such transmittal form, be entitled to receive in exchange therefor certificates evidencing the number of shares of Series C Preferred Stock to which such holder is entitled. Such transmittal forms will be accompanied by instructions specifying other details of the exchange. FAIRCOM'S STOCKHOLDERS SHOULD NOT SEND IN ANY SHARE CERTIFICATES UNLESS AND UNTIL THEY RECEIVE A TRANSMITTAL FORM. After Effectiveness, each certificate evidencing shares of Faircom Common Stock, until so surrendered, will represent solely the right to receive the number of shares of Series C Preferred Stock which the holder of such certificate is entitled to receive.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties relating to, among other things, (a) each of Regent's and each of its subsidiaries' (including Merger Subsidiary), and each of Faircom's and each of its subsidiaries', organization and similar corporate matters; (b) each of Regent's and Faircom's capital structure; (c) approval of the Merger Agreement by the Board of Directors of each of Regent, Merger Subsidiary, and Faircom; (d) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (e) the absence of conflicts under charters or bylaws, or regulatory or governmental consents or approvals, and the absence of violations of any agreements, obligations, instruments and laws; (f) pending or threatened litigation; (g) the accuracy of information contained in documents filed with the Commission by each of Regent and Faircom; (h) absence of certain material events, changes or effects; (i) the accuracy of information supplied by each of Regent, Merger Subsidiary and Faircom in connection with the Registration Statement and this Proxy Statement/Prospectus; (j) taxes; (k) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended; (l) title to and condition of assets; (m) the absence of undisclosed material liabilities and certain contracts; (n) compliance with environmental and other laws; (o) related party transactions; (p) compliance with FCC regulations and other regulatory matters;
(q) insurance; and (r) personnel and compensation. In addition, the Merger Agreement contains certain representations and warranties relating, in the case of Regent, to the issuance and transferability of the Series C Preferred Stock.

CERTAIN COVENANTS

     The Merger Agreement contains additional covenants and agreements, certain of which are summarized below.

     Conduct of Business. The Merger Agreement provides that, during the period of time from the date of the Merger Agreement and Effectiveness, except as permitted by the Merger Agreement, each of Regent and Faircom will conduct the business and operations of its stations in good faith in substantially the same manner as before the date of the Merger Agreement. Each of Regent and Faircom will use its reasonable best efforts (based upon the exercise of reasonably prudent business judgment) to maintain and preserve the present character of its stations, the quality of their programs, their business organization and makeup and present customers and present business reputation, to keep available to the stations the services of their present employees, and to maintain and preserve the good will of their advertisers and listeners. Without limiting the generality of the foregoing, except for changes or actions relating to issuance of the Series F Preferred Stock and the detachable warrants related thereto pursuant to the Waller-Sutton Commitment or in the ordinary course of business consistent with past practices, neither Regent nor Faircom shall, without the prior written consent of the other: (a) increase the compensation payable or to become payable to any of the employees of such entities except as otherwise permitted by the Merger Agreement; (b) enter into any contract, lease or commitment or engage in any transaction relating to any of its stations; (c) cancel, modify, or amend in any material manner, or in any manner within its reasonable control, impair any contracts, leases or other agreements relating to its stations; (d) create any mortgage, pledge, lien or encumbrance affecting any of its assets (except, in the case of Faircom, any which can be repaid concurrently with the Closing by Faircom or Regent); (e) sell, assign, lease or otherwise transfer or dispose of any of its assets; (f) consolidate with, merge into, or acquire any other person or entity or permit any person to acquire, merge into or consolidate with it (with the exception, in the case of Faircom, of the acquisition of the Shelby Station, and except that, in the case of Regent, the consent of either the president of Faircom or the general partner of Blue Chip will constitute the consent of Faircom, and that the consent of Faircom will not be required for certain transactions listed in the Merger Agreement); (g) declare, make or incur any liability to make any dividends or other distributions on its capital stock;
(h) redeem or otherwise acquire any shares of its capital stock; (i) issue or sell any shares of its capital stock, warrants, options or other rights to acquire any shares of its capital stock (except, in the case of Faircom, for shares issued pursuant to the exercise of options or the conversion of the Faircom Subordinated Notes, and in the case of Regent, pursuant to the conversion of the outstanding Preferred Stock and except for shares issued pursuant to the exercise of options which may be granted to management up to but not to exceed 15% of the outstanding shares of Regent's capital stock, assuming conversion to Regent Common Stock of all outstanding shares of Series A, Series B, Series C, Series D and Series E Preferred Stock, and any series of preferred stock created after the date of the Merger Agreement on a fully diluted basis;
(j) amend its Certificate of Incorporation or bylaws; (k) borrow or incur any indebtedness (except, in the case of Faircom, that which can be repaid by Faircom or Regent concurrently with or prior to Closing).

     Acquisition Proposals. Faircom has agreed that it will not, and will use its reasonable best efforts not to permit, any of its directors, officers, employees and agents or those of any of its subsidiaries to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any proposal or offer, or any extension of interest by any third party relating to Faircom's willingness or ability to receive or discuss a proposal or offer, in each case prior to the Special Meeting, for a merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of Faircom; provided that Faircom may engage in unsolicited discussions or negotiations with, and furnish information concerning Faircom and its business, property and assets to, any third party which makes any proposal or offer as described above if the Faircom Board concludes in good faith and in the exercise of its reasonable judgment after consultation with its outside counsel that the failure to take such action would present a reasonable probability of violating the obligations of such Board to Faircom's stockholders under applicable law.

     Conditions. The respective obligations of Regent and Merger Subsidiary, on the one hand, and Faircom on the other hand, to effect the Merger are subject to the following conditions, among others: (a) the representations and warranties of the other party as set forth in the Merger Agreement or any other writing delivered by the other party shall be true and correct in all material respects as of the date of the Merger Agreement and as of and at the Closing Date as if made on such Closing Date except for changes (i) expressly permitted or contemplated by the terms of the Merger Agreement; or (ii) in the ordinary course of business which are not individually or in the aggregate, material and adverse, and such party shall have performed and complied with all of its obligations and covenants required by the Merger Agreement required to be performed or complied with on or prior to the Closing Date and the other party shall have delivered a certificate to such effect dated the Closing Date and executed by an officer of such party; (b) the Merger Agreement and the Merger shall have been duly approved by the stockholders of Faircom; (c) no suit, action, claim or governmental proceeding or investigation shall be pending or shall have been instituted, taken, presented or threatened against either Faircom or Regent which makes unlawful the carrying out of the Merger Agreement, causes it to be rescinded, or, in the case of Regent, imposes a lien on or requires Regent to divest itself of, any of Faircom's assets; (d) the FCC's Order shall have become a Final Order, unless the Final Order is caused by the action or inaction of the party claiming applicability of the condition; (e) on the Closing Date, each person, association, corporation or other entity, the consent or approval of which to the surrender and exchange of the Faircom Common Stock, the issuance and delivery of the Series C Preferred Stock, and the merger of Faircom into Merger Subsidiary, is then required shall have duly consented thereto, and all other consents required under the terms of the material contracts, leases and agreements identified in the Merger Agreement shall have been obtained; (f) each of Regent and Faircom shall have conducted and/or obtained a satisfactory review and examination of the title to and condition of the real property owned by the other (including such environmental assessments of said properties as may be currently in existence or as either party may elect to have conducted at its expense, to be completed within sixty (60) days after execution of the Merger Agreement); (g) Regent shall have raised and/or shall have commitments for at least $13,700,000 of cash equity and additional bank financing sufficient to finance the acquisition of the assets of the Park Lane Stations, and the closing of such acquisition shall have occurred prior to or concurrently with the Closing; (h) each of Regent and Faircom shall be the holder of their respective FCC licenses and such licenses shall be free and clear of all conditions, competing applications, petitions to deny, complaints, appeals or any restrictions as may materially limit the operation or prospects of the parties' stations as presently authorized; (i) the Registration Statement of which this Proxy Statement/Prospectus is a part shall have been declared effective; and (j) each of Faircom and Regent shall have received an opinion from Regent's counsel that the Merger will qualify as a reorganization under the Code, and Faircom shall have received an opinion from its counsel to the same effect.

     The obligations of Regent and Merger Subsidiary to effect the Merger are subject to the following additional conditions: (a) holders of no more than ten percent (10%) (excluding Blue Chip or Miami Valley) of the outstanding Faircom Common Stock shall have taken all necessary steps to be entitled pursuant to Delaware law to make a written demand for payment of the fair value for their shares; (b) Faircom shall have provided to Regent all of the information required to be submitted by Faircom for inclusion in the Registration Statement and this Proxy Statement/Prospectus; and (c) the holders of the Faircom Subordinated Notes shall have converted such Notes (other than the Optional Faircom Subordinated Notes) into Faircom Common Stock on or before the Closing Date.

     The obligations of Faircom to effect the Merger are subject to the following additional conditions: (a) all consideration which is due on the Closing Date shall have been paid in accordance with the terms of the Merger Agreement; (b) the issuance of the Series C Preferred Stock shall be legally permitted by all applicable laws and regulations and shall be issued pursuant to an effective registration statement and pursuant to applicable state securities laws; (c) the Tax Opinion and the Fairness Opinion shall not have been withdrawn with reasonable justification, unless such withdrawal is caused by the action or inaction of Faircom.

TERMINATION

     The Merger Agreement may be terminated or abandoned only as follows: (a) by the mutual consent of the Boards of Directors of Faircom and Regent, notwithstanding prior approval by the stockholders of either or both of such corporations; (b) by the Board of Directors of either Regent or Faircom in accordance with the respective rights of Regent or Faircom in the case of loss, damage or destruction of the assets of the other or the loss of broadcast transmission of the stations, all as provided in the Merger Agreement; (c) by the Board of Directors of either Faircom or Regent after June 1, 1998, if any of the conditions set forth in the Merger Agreement, to which the obligations of such parties are subject, have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by act or failure to act of the party seeking termination; (d) by the Faircom Board if in the exercise of good faith and reasonable business judgment, as set forth in the Merger Agreement, as to its fiduciary duties to the stockholders of Faircom imposed by law, the Faircom Board determines that such termination is required; and (e) by the Board of Directors of either Regent or Faircom if the FCC fails, on its own and through no breach on the part of Regent or Faircom, to give its consent to the transfers of control contemplated in the Merger Agreement.

EFFECT OF TERMINATION

     If the Merger Agreement is terminated by the Faircom Board, which has decided, in the exercise of good faith and reasonable business judgment as to its fiduciary duties to the stockholders of Faircom imposed by law, such termination is required, or if the Merger Agreement is not terminated but the Faircom stockholders do not approve the Merger and, within one year from the date of the Special Meeting, Faircom consummates a transaction pursuant to a bona fide takeover proposal made by a third party, Faircom is required promptly to pay to Regent a fee of $1,650,000.

     If the Merger Agreement is terminated by Faircom solely because of a material breach by Merger Subsidiary or Regent prior to Closing and Faircom has complied with the notice provisions set forth in the Merger Agreement, Regent is required promptly to pay to Faircom $300,000 plus any out-of-pocket expenses incurred by Faircom in connection with the Merger in excess of $300,000, provided that such expenses are properly documented by Faircom, reasonable and charged at customary hourly rates. The Merger Agreement further provides that Regent will in no event be required to pay to Faircom more than $823,000 in the aggregate.

CERTAIN FEES AND EXPENSES OF THE MERGER

     Except with respect to commissions payable to The Crisler Company (of which Regent will pay $150,000 and will be entitled to a reduction of the consideration to be paid for the Faircom Common Stock for the balance of $50,000 to be paid by Faircom, as a reduction of Net Working Capital), each party to the Merger Agreement is required to bear its own legal fees and other costs and expenses with respect to the Merger, including preparation and prosecution of FCC applications. The cost of filing fees and grant fees, if any, imposed by the FCC will be borne equally by the parties. All fees and expenses payable by Faircom but not paid prior to Closing will be treated as a current liability of Faircom at Closing (so as to reduce Net Working Capital) and will be paid by the Surviving Corporation at Closing.

APPRAISAL RIGHTS

     Under the Delaware General Corporation Law (the "DGCL"), stockholders of corporations being acquired pursuant to a merger generally have the right to serve upon the corporation a written demand for appraisal of their shares. Stockholders entitled to appraisal rights subsequently receive cash from the corporation equal to the value of their shares as established by judicial appraisal. The holders of Faircom Common Stock will be entitled to such appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger.

     Holders of record of Faircom Common Stock who comply with the applicable statutory procedures summarized herein will be entitled to appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in any Faircom Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX E TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN SECTION 262 AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO A RECORD HOLDER OF FAIRCOM COMMON STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

     Under the DGCL, holders of Faircom Common Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Faircom Common Stock appraised by the Delaware Chancery Court and to receive payment in cash of the "fair value" of such shares of Faircom Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

     Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in such notice a copy of Section 262.

     This Proxy Statement/Prospectus constitutes such notice to the holders of Faircom Common Stock and the applicable statutory provisions of the DGCL are attached to this Proxy Statement/Prospectus as Appendix E. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his right to do so should review the following discussion and Appendix E carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

     A HOLDER OF FAIRCOM COMMON STOCK WISHING TO EXERCISE SUCH HOLDER'S APPRAISAL RIGHTS (I) MUST NOT VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT AND (II) MUST DELIVER TO FAIRCOM PRIOR TO THE VOTE ON THE MERGER AGREEMENT AT THE SPECIAL MEETING TO BE HELD ON JUNE 3, 1998 A WRITTEN DEMAND FOR APPRAISAL OF SUCH HOLDER'S SHARES OF FAIRCOM COMMON STOCK. A PROXY OR VOTE AGAINST THE MERGER WILL NOT CONSTITUTE SUCH A DEMAND. A HOLDER OF FAIRCOM COMMON STOCK WISHING TO EXERCISE SUCH HOLDER'S APPRAISAL RIGHTS MUST BE THE RECORD HOLDER OF SUCH FAIRCOM COMMON STOCK ON THE DATE THE WRITTEN DEMAND FOR APPRAISAL IS MADE AND MUST CONTINUE TO HOLD SUCH FAIRCOM COMMON STOCK OF RECORD UNTIL THE TIME OF THE MERGER (THE "EFFECTIVE DATE"). ACCORDINGLY, A HOLDER OF FAIRCOM COMMON STOCK WHO IS THE RECORD HOLDER OF FAIRCOM COMMON STOCK ON THE DATE THE WRITTEN DEMAND FOR APPRAISAL IS MADE, BUT WHO THEREAFTER TRANSFERS SUCH FAIRCOM COMMON STOCK PRIOR TO EFFECTIVENESS, WILL LOSE ANY RIGHT TO APPRAISAL IN RESPECT OF SUCH FAIRCOM COMMON STOCK.

     Only a holder of record of Faircom Common Stock is entitled to assert appraisal rights for the Faircom Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates. If the Faircom Common Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Faircom Common Stock is owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Faircom Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the Faircom Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Faircom Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of Faircom Common Stock as to which appraisal is sought and where no number of shares of Faircom Common Stock is expressly mentioned the demand will be presumed to cover all shares of Faircom Common Stock held in the name of the record owner. Stockholders who hold their Faircom Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

     ALL WRITTEN DEMANDS FOR APPRAISAL SHOULD BE SENT OR DELIVERED TO FAIRCOM INC., 333 GLEN HEAD ROAD, OLD BROOKVILLE, NEW YORK 11545, ATTENTION: PRESIDENT.

     Within 120 days after Effectiveness, but not thereafter, Faircom or any stockholder who has complied with the statutory requirements summarized above may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the Faircom Common Stock. Faircom is under no obligation to and has no present intention to file a petition with respect to the appraisal of the fair value of the Faircom Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

     Within 120 days after Effectiveness, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Faircom Common Stock not voted in favor of adoption of the Merger Agreement, the aggregate number of shares of Faircom Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such Faircom Common Stock. Such statements must be mailed within ten days after a written request therefor has been received by the Surviving Corporation.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine the stockholders entitled to appraisal rights and will appraise the "fair value" of their Faircom Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their Faircom Common Stock as determined under Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of the Faircom Common Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings.

     The Court will determine the amount of interest, if any, to be paid upon the amounts to be received by a person whose Faircom Common Stock has been appraised. The costs of the action may be determined by the Court and taxed upon the parties, as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the Faircom Common Stock entitled to appraisal.

     Any holder of shares of Faircom Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after Effectiveness, be entitled to vote the shares of Faircom Common Stock subject to such demand for any purpose. Any holder of Faircom Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after Effectiveness, be entitled to the payment of dividends or other distributions on those shares of Faircom Common Stock (except dividends or other distributions payable to holders of record of Faircom Common Stock as of a record date prior to Effectiveness).

     If any stockholder who properly demands appraisal of his Faircom Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the shares of Faircom Common Stock of such stockholder will be converted into the right to receive the consideration receivable with respect to such Faircom Common Stock in accordance with the Merger Agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his right to appraisal if, among other things, no petition for appraisal is filed within 120 days after Effectiveness, or if the stockholder delivers to Faircom a written withdrawal of his demand for appraisal and acceptance of the Merger. Any such attempt to withdraw an appraisal demand more than 60 days after Effectiveness will require the written approval of Faircom.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS (IN WHICH EVENT A STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION RECEIVABLE WITH RESPECT TO SUCH FAIRCOM COMMON STOCK IN ACCORDANCE WITH THE MERGER AGREEMENT).

REGISTRATION RIGHTS

     The Merger Agreement provides the Faircom Subordinated Noteholders with certain demand and piggyback registration rights with respect to registration for sale under the Securities Act of the shares of Regent Common Stock into which their shares of Series C Preferred Stock are then convertible ("Conversion Stock"). The Faircom Subordinated Noteholders will have demand rights to require Regent to register their shares of Conversion Stock. In addition, the Faircom Subordinated Noteholders will have certain piggyback registration rights to register their shares of Conversion Stock in the event Regent files a registration statement under the Securities Act. The registration rights of the Faircom Subordinated Noteholders under the Merger Agreement are subject to a number of customary conditions and limitations.

     The Merger Agreement provides that the provisions of the Merger Agreement relative to the Faircom Subordinated Noteholders' registration rights will be deemed amended, at the option of the Faircom Subordinated Noteholders, to grant to the Faircom Subordinated Noteholders rights equivalent to the most favorable registration rights granted to any other person. The holders of Regent's Series A, Series B Senior and Series D Convertible Preferred Stock have also been granted registration rights with respect to Regent Common Stock issued on conversion of their respective series of Preferred Stock. In addition, it is contemplated that registration rights will be granted to holders of Series F Preferred Stock and the detachable warrants related thereto.

MANAGEMENT OF REGENT FOLLOWING THE MERGER

     Directors. The following will be the directors of Regent as of and after
Effectiveness:

                                Joel M. Fairman
                                Terry S. Jacobs
                                R. Glen Mayfield
                              William L. Stakelin
                                 John H. Wyant
                               William H. Ingram*
                             Richard H. Patterson*

     Officers. The following will be the executive officers of Regent as of and after Effectiveness:

Chairman of the Board, Chief Executive Officer and Treasurer......Terry S. Jacobs
Vice Chairman.....................................................Joel M. Fairman
President, Chief Operating Officer and Secretary..............William L. Stakelin
Senior Vice President................................................Fred L. Murr
Vice President-Finance, Assistant Secretary.....................Matthew A. Yeoman

---------------

* Messrs. Ingram and Patterson will join the Board of Directors of Regent only upon Waller-Sutton's having made its initial equity investment in Regent, which Regent expects will occur concurrently with consummation of the Merger.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax consequences of the Merger that are generally applicable to Faircom and the holders of Faircom Common Stock. The discussion is based upon the Code, treasury regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, and any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of federal income taxation that may be important to a holder of Faircom Common Stock in light of such stockholder's particular circumstances, or to holders of Faircom Common Stock subject to special treatment under certain federal income tax laws, such as stockholders who are not citizens or residents of the United States, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or stockholders who acquired their Faircom Common Stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. Moreover, the tax consequences to holders of Faircom Options, to those exercising dissenters' rights under state law, and to the Faircom Subordinated Noteholders, including, without limitation, as holders of Faircom Subordinated Notes and Faircom Common Stock, are not discussed herein. This discussion assumes that Faircom stockholders hold their respective shares of Faircom Common Stock as capital assets within the meaning of Section 1221 of the Code. ACCORDINGLY, FAIRCOM'S STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

     Tax Opinions. It is a condition to the obligations of Faircom and Regent to consummate the Merger that Faircom receive an opinion from Fulbright & Jaworski L.L.P. and from Strauss & Troy, a legal professional association, and that Regent receive an opinion from Strauss & Troy, to the effect that, based on the facts, representations and assumptions set forth in such opinions, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code ("Tax Opinions"). Regent and Faircom believe, based upon the Tax Opinions, that the Merger will have the federal income tax consequences discussed below. The Tax Opinions will assume the absence of changes in existing facts and will rely on certain assumptions, representations and warranties of Faircom, Regent, Merger Subsidiary and others. Neither Faircom nor Regent intends to request a ruling from the Internal Revenue Service ("IRS") with respect to the Merger. The Tax Opinions neither bind nor preclude the IRS from adopting a contrary position. An opinion of counsel sets forth such counsel's legal judgment and has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated.

     The Tax Opinions address only whether the Merger will qualify as a reorganization under Section 368(a) of the Code and do not address any other issue. Delivery of the Tax Opinions at the closing is a non-waivable condition to consummation of the Merger, and the executed Tax Opinions will be filed as exhibits in a post-effective amendment to the registration statement of which this Proxy Statement/Prospectus is a part.

     Tax Implications to Faircom Stockholders. Except as discussed below, (a) no gain or loss will be recognized for federal income tax purposes by holders of Faircom Common Stock who exchange their Faircom Common Stock for Series C Preferred Stock, except to the extent of cash received in lieu of fractional shares, and (b) the aggregate tax basis of Series C Preferred Stock received in exchange for Faircom Common Stock as a result of the Merger will be the same as the stockholder's aggregate tax basis in the Faircom Common Stock surrendered in the exchange (reduced by any tax basis allocable to fractional shares for which cash is received). The holding period for the Series C Preferred Stock held by a former Faircom stockholder as a result of the exchange will include the period during which such stockholder held the Faircom Common Stock exchanged.

     Cash received by a holder of Faircom Common Stock in lieu of a fractional interest in the Series C Preferred Stock will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the tax basis of the share of Faircom Common Stock allocable to such fractional share interest. Such gain or loss generally will be capital gain or loss. However, it is possible that, under certain circumstances, the receipt of cash in lieu of a fractional share interest in the Series C Preferred Stock could be treated as dividend income. On the basis of a published ruling of the IRS, in the case of a holder of Faircom Common Stock whose stock interest in Regent (relative to the total number of Regent shares outstanding) is minimal and who exercises no control over the affairs of Regent, any cash received in lieu of a fractional share generally will result in the recognition of capital gain or loss. Noncorporate holders of Faircom Common Stock are urged to consult with their own tax advisors concerning changes with respect to the taxation of capital gains contained in the Taxpayer Relief Act of 1997.

     Tax Implications to Faircom. No gain or loss will be recognized for federal income tax purposes by Faircom as a result of the Merger.

     Possible Treatment of Series C Preferred Stock as Section 306 Stock. In general, if the Series C Preferred Stock received by holders of Faircom Common Stock were treated as "Section 306 stock" for federal income tax purposes, unless an exception applies, the proceeds received by a stockholder upon the subsequent disposition of such stock would be treated as either dividend income (if the disposition is a redemption) or ordinary income (if the disposition is other than by redemption); and a stockholder would not be entitled to offset the amount realized on a disposition of Section 306 stock with such stockholder's basis, if any, in such Section 306 stock. No loss would be recognized on a disposition of Section 306 stock. However, Regent Common Stock received upon the conversion of the Series C Preferred Stock would not be treated as Section 306 stock.

     The Series C Preferred Stock received by a holder of Faircom Common Stock will not be treated as Section 306 stock if such stockholder had received cash in lieu of such Series C Preferred Stock and the receipt of such cash would not have been treated as a dividend pursuant to Section 302 of the Code. On the basis of a published ruling of the IRS, the Series C Preferred Stock received by a holder of Faircom Common Stock whose stock interest in Regent (relative to the total number of Regent shares outstanding) is minimal (taking into account Regent stock owned under certain constructive ownership rules that generally attribute ownership of stock to or from corporations, partnerships, estates, trusts and certain family members, and to holders of options or other convertible securities) and who exercises no control over the affairs of Regent should not be treated as Section 306 stock. In addition, Series C Preferred Stock received by a holder of Faircom Common Stock should not be treated as
Section 306 stock provided that such holder does not own any other Regent stock, or options to acquire Regent stock, either directly, indirectly or constructively.

     Whether a Faircom stockholder will receive Section 306 stock in the Merger is a question of fact dependent upon the facts and circumstances applicable to such stockholder. Because of the complexity of these rules, Faircom stockholders should consult their personal tax advisors to determine whether the Series C Preferred Stock they will receive in the Merger will be Section 306 stock.

     Subsequent Conversion of the Series C Preferred Stock into Regent Common Stock. In general, a holder of Faircom Common Stock who, pursuant to the Merger, receives Series C Preferred Stock will not recognize any gain or loss upon any subsequent conversion of such Series C Preferred Stock into shares of Regent Common Stock. The tax basis for the shares of Regent Common Stock received upon conversion generally should be equal to the tax basis of the Series C Preferred Stock converted, and the holding period of the Regent Common Stock received generally should include the period during which the converted Series C Preferred Stock was held.

     Adjustment of Conversion Price. The conversion price of the Series C Preferred Stock is subject to adjustment under certain circumstances. Section 305 of the Code treats as a distribution taxable as a dividend (to the extent of Regent's current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock or convertible securities. Under Treasury regulations, an adjustment may, under certain circumstances, be treated as a constructive dividend. Similarly, a failure to adjust the conversion price of Series C Preferred Stock to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to holders of Regent stock or convertible securities.

                              UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS
                         OF REGENT COMMUNICATIONS, INC.

INTRODUCTION

     The following unaudited pro forma condensed combined financial statements reflect the effect of the Merger between Regent and Faircom, including the effect of Faircom's acquisition of stations WMAN(AM) and WYHT(FM) in June 1997, and the effects of Regent's significant pending acquisition of radio stations owned by The Park Lane Group ("Park Lane"), Alta California Broadcasting, Inc. ("Alta"), Power Surge, Inc. ("Power Surge"), Continental Radio Broadcasting L.L.C. ("Continental") and Ruby Broadcasting, Inc. ("Ruby" or "KZXY(FM)") (the "Included Transactions"), and the related financing transactions. Regent will acquire all of the outstanding common stock of Faircom in the Merger. For accounting purposes, the Merger will be accounted for under the purchase method of accounting as a reverse merger since the shareholders of Faircom are receiving the larger shareholding in the merged company. The Included Transactions will also be accounted for under the purchase method of accounting with Regent being identified as the acquiror.

     The unaudited pro forma condensed combined balance sheet gives effect to the Merger and the Included Transactions as if they had occurred on December 31, 1997. The unaudited pro forma condensed combined statements of operations gives effect to these transactions as if they had occurred on January 1, 1997. The purchase price of each acquisition has been allocated to the acquirees' historical assets and liabilities based on their respective carrying values, with the exception of station licenses, as these carrying values are deemed to materially represent the fair market value of these assets and liabilities. The fair value of station licenses was determined based on a detailed analysis prepared by Regent. Regent has not allocated any of the purchase price to other intangible assets as these assets, if any, are deemed to have nominal value and are not considered material to the pro forma financial statements. The allocation of the purchase price is considered preliminary until such time as the Closing of the Merger and consummation of the Included Transactions. At such time, an independent appraisal will be performed for each consummated transaction to ascertain the fair market value of all assets acquired.

     The unaudited pro forma condensed combined financial statements do not purport to present the actual financial position or results of operations of Regent had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma financial information is based on certain assumptions and adjustments described in the notes to the unaudited pro forma condensed combined financial statements and should be read in conjunction therewith.

     No pro forma adjustments have been made to reflect Regent's pending acquisitions of radio stations KIXA(FM) in Lucerne Valley, California and KIXW(AM) in Apple Valley, California because Regent has determined that the impact of such transactions was not material to Regent's results of operations or financial condition. In addition, no pro forma adjustments have been made to reflect Faircom's recent acquisition of radio station WSWR(FM) in Shelby, Ohio because Faircom has determined that the impact of such transaction was not material to Faircom's results of operations or financial condition. Historical balance sheet data has not been included in the Condensed Combined Balance Sheet to reflect Regent's pending acquisition of radio station KZXY(FM) in Apple Valley, California because the required financial information cannot be obtained. However, the Pro Forma Condensed Combined Balance Sheet does reflect the fair value of assets to be acquired for KZXY(FM).

     The unaudited pro forma condensed combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. See "Risk Factors" and "Information Concerning Regent -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          REGENT COMMUNICATIONS, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 1997
                                  (UNAUDITED)

                                                              PRO FORMA                      INCLUDED TRANSACTIONS
                                                             ADJUSTMENTS       REGENT      -------------------------
                                                               FOR THE      AS ADJUSTED
                                HISTORICAL     HISTORICAL       MERGER        FOR THE       HISTORICAL    HISTORICAL
                                  REGENT        FAIRCOM        (NOTE 3)        MERGER       PARK LANE        ALTA
                                -----------   ------------   ------------   ------------   ------------   ----------
ASSETS
Current assets:
  Cash........................  $ 1,013,547   $    535,312                  $  1,548,859   $    431,466   $   11,261
  Accounts receivable.........    1,507,623      1,358,002                     2,865,625         53,009      241,543
  Prepaid expenses and
    other.....................    9,701,419         25,918                     9,727,337         83,474       16,113
                                -----------   ------------   ------------   ------------   ------------   ----------
        Total current
          assets..............   12,222,589      1,919,232                    14,141,821        567,949      268,917
Property and equipment, net...       53,792      2,156,244                     2,210,036      2,502,766      208,523
Intangible assets, net........                   7,701,341   $   525,668       8,227,009      5,937,566      935,933
Deferred charges and other....    1,089,462      1,233,737      (525,668)      1,797,531                      45,530
                                -----------   ------------   ------------   ------------   ------------   ----------
        Total assets..........  $13,365,843   $ 13,010,554   $         0    $ 26,376,397   $  9,008,281   $1,458,903
                                ===========   ============   ============   ============   ============   ==========

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Account payable, accrued
    liabilities and other.....  $ 1,181,082   $    429,626                  $  1,610,708   $    346,178   $  934,650
  Notes payable...............    7,500,000                                    7,500,000        190,526
  Current portion of long-term
    debt......................                     430,005                       430,005        760,964       61,781
                                -----------   ------------   ------------   ------------   ------------   ----------
        Total current
          liabilities.........    8,681,082        859,631                     9,540,713      1,297,668      996,431
Long-term debt, net of current
  maturities..................                  21,911,661   $(10,000,000)    11,911,661      5,607,199      604,171
Other.........................                     421,050                       421,050
                                -----------   ------------   ------------   ------------   ------------   ----------
        Total liabilities.....    8,681,082     23,192,342   (10,000,000)     21,873,424      6,904,867    1,600,602
Redeemable preferred stock        2,226,907                                    2,226,907      6,558,251
Shareholders' equity:
  Preferred stock.............    3,000,000                    2,457,854       5,457,854      5,595,875
  Common stock................        2,400         73,782       (73,782)          2,400      1,633,729      225,000
  Additional paid-in
    capital...................      571,285      2,605,813     6,850,097      10,027,195         (2,680)
  Retained earnings
    (deficit).................   (1,115,831)   (12,861,383)      765,831     (13,211,383)   (11,681,761)    (366,699)
                                -----------   ------------   ------------   ------------   ------------   ----------
        Total shareholders'
          equity (deficit)....    2,457,854    (10,181,788)   10,000,000       2,276,066     (4,454,837)    (141,699)
                                -----------   ------------   ------------   ------------   ------------   ----------
        Total liabilities and
          shareholders'
          equity..............  $13,365,843   $ 13,010,554   $         0    $ 26,376,397   $  9,008,281   $1,458,903
                                ===========   ============   ============   ============   ============   ==========

                                                            PRO FORMA      PRO FORMA
                                 INCLUDED TRANSACTIONS     ADJUSTMENTS    ADJUSTMENTS
                                ------------------------     FOR THE          FOR
                                HISTORICAL                   INCLUDED      FINANCING
                                  POWER      HISTORICAL    TRANSACTIONS   TRANSACTIONS     COMBINED
                                  SURGE      CONTINENTAL     (NOTE 3)       (NOTE 3)      PRO FORMA
                                ----------   -----------   ------------   ------------   ------------
ASSETS
Current assets:
  Cash........................  $       82   $      373    $(1,000,373)                  $    991,668
  Accounts receivable.........      65,137      172,465       (172,465)                     3,225,314
  Prepaid expenses and
    other.....................       4,000       11,669     (7,930,234)                     1,912,359
                                ----------   ----------    ------------   ------------   ------------
        Total current
          assets..............      69,219      184,507     (9,103,072)                     6,129,341
Property and equipment, net...     152,273      303,560        237,157                      5,614,315
Intangible assets, net........     953,477      948,647     24,504,359                     41,506,991
Deferred charges and other....                  127,527        348,044                      2,318,632
                                ----------   ----------    ------------   ------------   ------------
        Total assets..........  $1,174,969   $1,564,241    $15,986,488    $         0    $ 55,569,279
                                ==========   ==========    ============   ============   ============
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Account payable, accrued
    liabilities and other.....  $    2,250   $  124,699    $  (124,699)                  $  2,893,786
  Notes payable...............                              (6,190,526)                     1,500,000
  Current portion of long-term
    debt......................                1,670,000     (2,492,745)                       430,005
                                ----------   ----------    ------------   ------------   ------------
        Total current
          liabilities.........       2,250    1,794,699     (8,807,970)                     4,823,791
Long-term debt, net of current
  maturities..................                   90,000     26,608,434    $(16,500,000)    28,321,465
Other.........................                                              2,460,000       2,881,050
                                ----------   ----------    ------------   ------------   ------------
        Total liabilities.....       2,250    1,884,699     17,800,464    (14,040,000)     36,026,306
Redeemable preferred stock                                  (6,558,251)    17,080,000      19,306,907
Shareholders' equity:
  Preferred stock.............                              (4,595,875)    (3,000,000)      3,457,854
  Common stock................   1,202,500                  (3,061,229)                         2,400
  Additional paid-in
    capital...................                   10,000         (7,320)       (40,000)      9,987,195
  Retained earnings
    (deficit).................     (29,781)    (330,458)    12,408,699                    (13,211,383)
                                ----------   ----------    ------------   ------------   ------------
        Total shareholders'
          equity (deficit)....   1,172,719     (320,458)     4,744,275     (3,040,000)        236,066
                                ----------   ----------    ------------   ------------   ------------
        Total liabilities and
          shareholders'
          equity..............  $1,174,969   $1,564,241    $15,986,488    $         0    $ 55,569,279
                                ==========   ==========    ============   ============   ============

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                          REGENT COMMUNICATIONS, INC.

                  CONDENSED COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                        PRO FORMA
                                                                       ADJUSTMENTS         REGENT        INCLUDED TRANSACTIONS
                                                                      FOR THE MERGER    AS ADJUSTED     ------------------------
                                                                      AND HISTORICAL   FOR THE MERGER
                                          HISTORICAL    HISTORICAL     ACQUISITION     AND HISTORICAL   HISTORICAL    HISTORICAL
                                            REGENT        FAIRCOM        (NOTE 4)       ACQUISITION      PARK LANE       ALTA
                                          -----------   -----------   --------------   --------------   -----------   ----------
Net revenue.............................  $ 4,916,005   $ 5,993,291    $ 1,160,579      $12,069,875     $ 6,216,039   $ 996,278
Broadcast operating expenses............    4,167,002     3,860,331        714,016        8,741,349       4,340,617   1,024,475
Time brokerage agreement fees, net......    1,223,054                                     1,223,054
Depreciation and amortization...........          655       726,564        384,000        1,111,219       1,421,198     184,629
Corporate general and administrative
  expenses..............................      517,486       391,252        535,000        1,443,738         746,878
                                          -----------   -----------    -----------      -----------     -----------   ---------
    Operating income (loss).............     (992,192)    1,015,144       (472,437)        (449,485)       (292,654)   (212,826)
Interest expense........................       73,901     1,330,676        353,736        1,758,313         678,315      61,915
Other income (expense), net.............      (37,332)       24,537         14,477            1,682         (43,162)    849,024
                                          -----------   -----------    -----------      -----------     -----------   ---------
Income (loss) from continuing operations
  before income taxes...................   (1,103,425)     (290,995)      (811,696)      (2,206,116)     (1,014,131)    574,283
Provision (benefit) for income taxes....                     71,542        (71,542)
                                          -----------   -----------    -----------      -----------     -----------   ---------
Income (loss) from continuing
  operations............................  $(1,103,425)  $  (362,537)   $  (740,154)     $(2,206,116)    $(1,014,131)  $ 574,283
                                          ===========   ===========    ===========      ===========     ===========   =========
  Earnings per share data:
    Loss from continuing operations.....  $(1,103,425)                                  $(2,206,116)
                                          ===========                                   ===========
    Preferred stock dividend
      requirements......................     (146,175)                                   (1,448,454)
    Preferred stock accretion...........
                                          -----------                                   -----------
      Loss applicable to common
        shares..........................   (1,249,600)                                   (3,654,570)
                                          ===========                                   ===========
    Basic and diluted loss per common
      share.............................  $     (5.21)                                  $    (15.23)
                                          ===========                                   ===========
    Weighted average shares
      outstanding.......................      240,000                                       240,000
                                          ===========                                   ===========

                                                                                   PRO FORMA
                                                  INCLUDED TRANSACTIONS           ADJUSTMENTS
                                          -------------------------------------     FOR THE
                                          HISTORICAL                                INCLUDED
                                            POWER      HISTORICAL    HISTORICAL   TRANSACTIONS     COMBINED
                                            SURGE      CONTINENTAL    KZXY(FM)      (NOTE 4)      PRO FORMA
                                          ----------   -----------   ----------   ------------   ------------
Net revenue.............................  $  68,811    $1,021,856    $1,191,586   $(1,405,416)   $ 20,159,029
Broadcast operating expenses............     87,032       784,537       845,661      (493,659)     15,330,012
Time brokerage agreement fees, net......                                             (827,000)        396,054
Depreciation and amortization...........    106,314       241,744        26,467        56,500       3,148,071
Corporate general and administrative
  expenses..............................                                                            2,190,616
                                          ---------    ----------    ----------   -----------    ------------
    Operating income (loss).............   (124,535)       (4,425)      319,458      (141,257)       (905,724)
Interest expense........................                  186,127                     641,746       3,326,416
Other income (expense), net.............     90,754       (73,219)                                    825,079
                                          ---------    ----------    ----------   -----------    ------------
Income (loss) from continuing operations
  before income taxes...................    (33,781)     (263,771)      319,458      (783,003)     (3,407,061)
Provision (benefit) for income taxes....     (4,000)                                    4,000
                                          ---------    ----------    ----------   -----------    ------------
Income (loss) from continuing
  operations............................  $ (29,781)   $ (263,771)   $  319,458   $  (787,003)   $ (3,407,061)
                                          =========    ==========    ==========   ===========    ============
  Earnings per share data:
    Loss from continuing operations.....                                                         $ (3,407,061)
                                                                                                 ============
    Preferred stock dividend
      requirements......................                                                           (3,064,454)
    Preferred stock accretion...........                                                             (744,000)
                                                                                                 ------------
      Loss applicable to common
        shares..........................                                                           (7,215,515)
                                                                                                 ============
    Basic and diluted loss per common
      share.............................                                                         $     (30.06)
                                                                                                 ============
    Weighted average shares
      outstanding.......................                                                              240,000
                                                                                                 ============

---------------

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                         OF REGENT COMMUNICATIONS, INC.
1. GENERAL

     The Merger will be accounted for under the purchase method of accounting as a reverse merger since the shareholders of Faircom are receiving the larger portion of voting rights in the merged company. The Included Transactions will also be accounted for under the purchase method of accounting with Regent being identified as the acquiror.

     The historical financial statements reflect the financial position and results of operations of Regent, Faircom, and the other Included Transactions (the "Pro Forma Companies") and were derived from the respective entities financial statements included elsewhere in this Proxy Statement/Prospectus. Faircom's acquisition of Treasure Radio Associates Limited Partnership ("Treasure") (WMAN(AM) and WYHT(FM)) in June 1997, accounted for under the purchase method of accounting, was previously reported in Faircom's Form 8-K/A, dated June 30, 1997, and Form 10-K filed for the year ended December 31, 1997.

2. THE MERGER AND INCLUDED TRANSACTIONS:

     The following table sets forth the consideration to be paid in cash and shares of Regent's Preferred Stock to the common stockholders of Faircom and the owners of each of the Included Transactions, the allocation of the consideration to net assets acquired, station licenses and the resulting goodwill. For purposes of computing the estimated purchase price for accounting purposes, the value of shares issued is determined using the estimated fair value of net assets received.

     The purchase price of each acquisition has been allocated to the acquirees' historical assets and liabilities based on their respective carrying values, with the exception of station licenses, as these carrying values are deemed to materially represent the fair market value of these assets and liabilities. The fair value of station licenses was determined based on a detailed analysis prepared by Regent. Regent has not allocated any of the purchase price to other identified intangible assets such as contracts and noncompete agreements, as these assets are deemed to have nominal value and are not considered material. The allocation of the purchase price is considered preliminary until such time as the Closing of the Merger and the Included Transactions. At such time, an independent appraisal will be performed for each consummated transaction to ascertain the fair market value of all assets acquired.

                                                 Total Consideration(a)
                                      --------------------------------------------
                                          FAIR       CASH EXCLUDING
                                      MARKET VALUE    LIABILITIES                      ADJUSTED        STATION
      ACQUISITION          SHARES       OF STOCK       ASSUMED(B)         TOTAL      NET ASSETS(C)    LICENSES      GOODWILL
      -----------         ---------   ------------   --------------    -----------   -------------   -----------   ----------
Merger:
  Regent................  3,720,796   $ 2,457,854(d)                   $ 2,457,854    $ 1,932,186                  $  525,668
Included Transactions:
  Park Lane.............                              $17,900,000       17,900,000     (3,829,285)   $21,383,910      345,375
  Alta/Power Surge......    200,000     1,000,000       1,150,000        2,150,000       (858,390)     3,008,390            0
  Continental...........                                3,792,000        3,792,000        303,560      3,097,500      390,940
  KZXY(FM)..............                                5,286,000        5,286,000        237,000      4,725,837      323,163
                          ---------   -----------     -----------      -----------    -----------    -----------   ----------
                          3,920,796   $ 3,457,854     $28,128,000      $31,585,854    $(2,214,929)   $32,215,637   $1,585,146
                          =========   ===========     ===========      ===========    ===========    ===========   ==========

---------------

(a) Amounts include estimated acquisition costs and closing adjustments.

(b) Does not include $6,900,000 of liabilities assumed in the Park Lane stock purchase transaction and $1,500,000 of liabilities assumed in the Alta/Power Surge stock purchase transaction.

(c) Net of certain assets which will not be acquired and certain liabilities which will not be assumed, including pre-existing intangible assets. See
    Note 3.

(d) Represents the assigned value under reverse merger purchase accounting based on the estimated fair value of Regent's net assets as of December 31, 1997.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                 OF REGENT COMMUNICATIONS, INC. -- (CONTINUED)

3. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENTS

     The following table summarizes unaudited pro forma condensed combined balance sheet adjustments:

                                                                     PRO FORMA
                                          MERGER ADJUSTMENTS        ADJUSTMENTS       INCLUDED TRANSACTIONS ADJUSTMENTS
                                      ---------------------------     FOR THE      ----------------------------------------
                                          (A)            (B)           MERGER          (C)            (D)           (E)
                                      ------------   ------------   ------------   ------------   -----------   -----------
ASSETS
Current assets:
 Cash...............................                                               $ (1,000,373)
 Accounts receivable................                                                   (172,465)
 Prepaid expenses and other.........                                                 (1,936,669)  $     6,435   $(6,000,000)
                                      ------------   ------------   ------------   ------------   -----------   -----------
   Total current assets.............                                                 (3,109,507)        6,435    (6,000,000)
 Property and equipment, net........                                                                  237,157
 Intangible assets, net.............                 $    525,668   $    525,668     19,462,522     5,041,837
 Deferred charges and other
   assets...........................                     (525,668)      (525,668)       347,473           571
                                      ------------   ------------   ------------   ------------   -----------   -----------
   Total assets.....................  $          0   $          0   $          0   $ 16,700,488   $ 5,286,000   ($6,000,000)
                                      ============   ============   ============   ============   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable, accrued
   liabilities and other current
   liabilities......................                                               $   (124,699)
 Notes payable......................                                                   (190,526)                $(6,000,000)
 Current portion of long term
   debt.............................                                                 (2,492,745)
                                      ------------   ------------   ------------   ------------   -----------   -----------
   Total current liabilities........                                                 (2,807,970)                 (6,000,000)
Long-term debt, net of current
 maturities.........................  $(10,000,000)                 $(10,000,000)    21,322,434   $ 5,286,000
Other...............................
                                      ------------   ------------   ------------   ------------   -----------   -----------
   Total liabilities................   (10,000,000)                  (10,000,000)    18,514,464     5,286,000    (6,000,000)
Redeemable preferred stock..........                                                 (6,558,251)
Shareholders' equity:
 Preferred stock....................                 $  2,457,854      2,457,854     (4,595,875)
 Common stock.......................       190,120       (263,902)       (73,782)    (3,061,229)
 Additional paid-in capital.........    10,159,880     (3,309,783)     6,850,097         (7,320)
 Retained earnings (deficit)........      (350,000)     1,115,831        765,831     12,408,699
                                      ------------   ------------   ------------   ------------   -----------   -----------
   Total shareholders' equity
     (deficit)......................    10,000,000                    10,000,000      4,744,275
                                      ------------   ------------   ------------   ------------   -----------   -----------
   Total liabilities and
     shareholders' equity
     (deficit)......................  $          0   $          0   $          0   $ 16,700,488   $ 5,286,000   $(6,000,000)
                                      ============   ============   ============   ============   ===========   ===========

                                       PRO FORMA                                  PRO FORMA
                                      ADJUSTMENTS                                ADJUSTMENTS
                                        FOR THE       FINANCING TRANSACTIONS         FOR
                                        INCLUDED     -------------------------    FINANCING
                                      TRANSACTIONS       (F)           (G)       TRANSACTIONS
                                      ------------   -----------   -----------   ------------
ASSETS
Current assets:
 Cash...............................  $ (1,000,373)
 Accounts receivable................      (172,465)
 Prepaid expenses and other.........    (7,930,234)
                                      ------------   -----------   -----------   ------------
   Total current assets.............    (9,103,072)
 Property and equipment, net........       237,157
 Intangible assets, net.............    24,504,359
 Deferred charges and other
   assets...........................       348,044
                                      ------------   -----------   -----------   ------------
   Total assets.....................  $ 15,986,488   $         0   $         0   $          0
                                      ============   ===========   ===========   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable, accrued
   liabilities and other current
   liabilities......................  $   (124,699)
 Notes payable......................    (6,190,526)
 Current portion of long term
   debt.............................    (2,492,745)
                                      ------------   -----------   -----------   ------------
   Total current liabilities........    (8,807,970)
Long-term debt, net of current
 maturities.........................    26,608,434   $(7,800,000)  $(8,700,000)  $(16,500,000)
Other...............................                                 2,460,000      2,460,000
                                      ------------   -----------   -----------   ------------
   Total liabilities................    17,800,464    (7,800,000)   (6,240,000)   (14,040,000)
Redeemable preferred stock..........    (6,558,251)    7,800,000     9,280,000     17,080,000
Shareholders' equity:
 Preferred stock....................    (4,595,875)                 (3,000,000)    (3,000,000)
 Common stock.......................    (3,061,229)
 Additional paid-in capital.........        (7,320)                    (40,000)       (40,000)
 Retained earnings (deficit)........    12,408,699
                                      ------------   -----------   -----------   ------------
   Total shareholders' equity
     (deficit)......................     4,744,275                  (3,040,000)    (3,040,000)
                                      ------------   -----------   -----------   ------------
   Total liabilities and
     shareholders' equity
     (deficit)......................  $ 15,986,488   $         0   $         0   $          0
                                      ============   ===========   ===========   ============

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
        FINANCIAL STATEMENTS OF REGENT COMMUNICATIONS, INC. -- CONTINUED

---------------

(A) Records the conversion of Class A and Class B Faircom Subordinated Notes into Faircom Common Stock immediately precedent to the Merger in the aggregate amount of $10,000,000.

      The assumption that the Class A and Class B Faircom Subordinated Notes will be converted in full into Faircom Common Stock prior to the Merger is based on the facts that: (i) such conversion of $7,500,000 of the $10,000,000 principal amount is mandatory pursuant to the terms of the Merger Agreement; and (ii) holders of the Class A and Class B Faircom Subordinated Notes have agreed in writing to convert 100% of the principal amount of those notes. If the expected equity investment in Regent by Waller-Sutton is not completed, 300,000 shares of Series C Preferred Stock would be subject to redemption by the holder and, therefore, the corresponding investment would be presented outside of permanent equity; see 'The Merger, Consideration to be paid for the Faircom Stock.'

      Also records a non-recurring charge to reflect the issuance of additional stock options to certain Faircom executives to purchase 1,118,700 shares of Faircom common stock conditional on the conversion of Class A and Class B Faircom Subordinated Notes into Faircom Common Stock in conjunction with the Merger. The total estimated non-recurring charge is approximately $350,000. The amount of the charge may differ as a result of changes in the stock price.

(B) Records the reverse merger transaction, consisting of 3,720,796 shares of preferred stock valued based on Regent's fair value of approximately $2,458,000 at December 31, 1997, including acquisition costs. The excess purchase price over the fair value of the net assets acquired is approximately $526,000.

(C) Records the purchase of the Included Transactions, except for KZXY (FM) (See Note D), consisting of approximately $22,842,000 in cash and 200,000 shares of preferred stock valued at $1,000,000, for a total estimated purchase price of $23,842,000. Adjustment reflects $312,034 of certain assets which will not be acquired and $1,884,699 of certain liabilities which will not be assumed in the Included Transactions. Adjustment also reflects the elimination of existing goodwill and other intangible assets. The excess purchase price over the fair value of the net assets acquired is $28,226,115. The cash portion of the purchase price will be funded through the use of existing cash, that is in excess of operating needs, a bank credit facility and the issuance of additional equity securities. See Notes F and G. Adjustment also includes a credit facility fee of $475,000, which is reflected in Deferred Charges and Other in the Pro Forma Condensed Combined Balance Sheet. See Note E.

(D) Records the purchase transaction of KZXY(FM) from Ruby for a total estimated purchase price of $5,286,000. Adjustment reflects the appraised values of assets to be acquired. A historical balance sheet does not appear in the Condensed Combined Balance Sheet nor elsewhere in this Proxy Statement/Prospectus because the required financial information cannot be obtained. Unaudited assets to be acquired, on a historical basis, are as follows:

                    AS OF DECEMBER 31:                       1997       1996
                    ------------------                      -------    -------
Prepaid expenses..........................................  $13,042    $13,042
Property and equipment, net...............................   38,783     32,182
Intangible assets, net....................................   10,875     16,676
                                                            -------    -------
  Net assets to be acquired...............................  $62,700    $61,900
                                                            =======    =======

(E) Records the effects of Regent's pending divestiture of a radio station in San Diego, California, (KCBQ/AM). Regent has entered into a letter of intent to dispose of the San Diego station during 1998.

(F) Records the collection of the promissory note for $3,900,000 related to the issuance of 1,000,000 shares of Series B Preferred Stock and the issuance of 780,000 shares of Series D Preferred Stock in the amount of $3,900,000 in conjunction with the Included Transactions. Proceeds from the issuances will be used to reduce bank credit facility borrowings. See Note G.

(G) Records the issuance of Series F Preferred Stock in the aggregate amount of $10,000,000 and the issuance of 820,000, 80,000, and 50,000 warrants to the holders of Series F Preferred Stock, Series A Preferred Stock, and Series B Preferred Stock, respectively, in conjunction with the Included Transactions. Regent believes that the Waller-Sutton investment is factually supportable based on the terms of the Commitment Letter dated March 19, 1998. Holders of Series F Preferred Stock (and warrants related thereto) may put their respective shares of Series F Preferred Stock to Regent; therefore, the Series F Preferred Stock has been classified outside of equity. Shares of the Series A, B and D Preferred Stock (but not the Series C and E Preferred Stock) will be entitled to put to Regent for mandatory redemption on the same basis if the put rights related to the Series F Preferred Stock are exercised. Consequently, the Series A Preferred Stock has been reclassified to be excluded from equity to reflect such anticipated "put rights." The 820,000 Put Warrants issued to holders of Series F Preferred Stock have been assigned a fair value of $2,460,000 and have been classified as a long-term liability. The 80,000 and 50,000 Warrants issued to holders of Series A and Series B Preferred Stock have been assigned a fair value of $160,000 and $100,000, respectively. Both amounts have been classified as additional paid-in capital. Issuance fees of approximately $1,000,000 related to the Series A, B, D, and F Preferred Stock have been deducted from the proceeds. Issuance fees of approximately $300,000 related to Series C Preferred Stock have been presented as a reduction of Shareholders' Equity.

    NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS --
                                   CONTINUED

                         OF REGENT COMMUNICATIONS, INC.

4. UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS ADJUSTMENTS

     The following table summarizes unaudited pro forma condensed combining statement of operations adjustments:

FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                             PRO FORMA
                                                                                            ADJUSTMENTS
                                                         MERGER ADJUSTMENTS                FOR THE MERGER   INCLUDED TRANSACTIONS
                                            --------------------------------------------   AND HISTORICAL   ---------------------
                                              (A)        (B)         (C)          (D)       ACQUISITION        (E)         (F)
                                            --------   --------   ----------   ---------   --------------   ---------   ---------
Net revenue...............................                        $1,160,579                $ 1,160,579
Broadcast operating expenses..............                           714,016                    714,016
Time brokerage agreement fees, net........
Depreciation and amortization.............  $ 13,000                 371,000                    384,000     $  56,500
Corporate general and administrative
  expenses................................                            15,000   $ 520,000        535,000
                                            --------   --------   ----------   ---------    -----------     ---------   ---------
    Operating income (loss)...............   (13,000)                 60,563    (520,000)      (472,437)      (56,500)
Interest expense..........................                           353,736                    353,736                 $ 704,000
Other income (expense), net...............                            14,477                     14,477
                                            --------   --------   ----------   ---------    -----------     ---------   ---------
Loss from continuing operations before
  income taxes............................   (13,000)               (278,696)   (520,000)      (811,696)      (56,500)   (704,000)
Provision (benefit) for income taxes......             $(71,542)                                (71,542)
                                            --------   --------   ----------   ---------    -----------     ---------   ---------
Income (loss) from continuing
  operations..............................  $(13,000)  $ 71,542   $ (278,696)  $(520,000)   $  (740,154)    $ (56,500)  $(704,000)
                                            ========   ========   ==========   =========    ===========     =========   =========

                                                                                 PRO FORMA
                                                                                ADJUSTMENTS
                                                INCLUDED TRANSACTIONS
                                            ---------------------------------     INCLUDED
                                              (G)         (H)          (I)      TRANSACTIONS
                                            -------   -----------   ---------   ------------
Net revenue...............................            $  (578,416)  $(827,000)  $(1,405,416)
Broadcast operating expenses..............               (493,659)                 (493,659)
Time brokerage agreement fees, net........                           (827,000)     (827,000)
Depreciation and amortization.............                                           56,500
Corporate general and administrative
  expenses................................
                                            -------   -----------   ---------   -----------
    Operating income (loss)...............                (84,757)                 (141,257)
Interest expense..........................                (62,254)                  641,746
Other income (expense), net...............
                                            -------   -----------   ---------   -----------
Loss from continuing operations before
  income taxes............................                (22,503)                 (783,003)
Provision (benefit) for income taxes......  $ 4,000                                   4,000
                                            -------   -----------   ---------   -----------
Income (loss) from continuing
  operations..............................  $(4,000)  $   (22,503)              $  (787,003)
                                            =======   ===========   =========   ===========

---------------

(A) Reflects the amortization of intangible assets to be recorded as a result of the Merger over 40 year estimated lives.

(B) Reflects the reduction in federal and state income taxes assuming a consolidated return basis of reporting. No deferred income tax assets have been recorded due to the uncertainty of the ultimate realization of future benefits from such assets.

(C) Reflects the historical operating results of Treasure Radio Associates Limited Partnership from the beginning of the period through the date of acquisition (June 1997), adjusted for the effect of the purchase transaction and the related financing transaction assuming that the acquisition took place on January 1, 1997. The purchase transaction consisted of $7,650,000 in cash, including $300,000 in consideration of a five year non-compete agreement. The excess purchase price over the fair value of the net assets acquired was approximately $6,562,000. Adjustment reflects the amortization of intangible assets recorded as a result of the acquisition over 5-15 years. Adjustment also reflects the additional interest expense attributable to financing of the acquisition.

(D) Reflects the incremental compensation expense related to certain employment agreements effective upon the Merger. A nonrecurring charge to reflect the issuance of additional stock options to certain Faircom executives to purchase 1,118,700 shares of Faircom Common Stock conditional on the conversion of Class A and Class B Faircom Subordinated Notes into Faircom Common Stock in conjunction with the Merger has not been reflected in the Unaudited Pro Forma Condensed Combining Statement of Operations. The total estimated nonrecurring charge is approximately $350,000. The amount of the charge may differ as a result of changes in the stock price.

(E) Reflects the amortization of intangible assets to be recorded as a result of the Pending Transactions over 40-year estimated lives less historical amortization of goodwill and other intangible assets.

(F) Reflects $400,000 in additional interest expense associated with the borrowings under a bank credit facility necessary to complete the Included Transactions using an assumed rate of 8.25%. A 1/8% change in the interest rate under the Credit Agreement would result in a change in interest expense of approximately $20,000 for the year ended December 31, 1997. Adjustment also reflects amortization of estimated deferred financing costs over the seven year loan period of approximately $107,000 for the year ended December 31, 1997. In conjunction with refinancing existing debt obligations related to the Merger, Regent will incur a prepayment penalty of approximately $370,000 which will be accounted for as an extraordinary loss in the debt extinguishment period. The Unaudited Pro forma Condensed Combined Balance Sheet as of December 31, 1997 reflects the issuance of 820,000 Put Warrants to the holders of Series F Preferred Stock. Interest expense has been adjusted by $197,000 to reflect an estimated change in fair value for such warrants during 1997 using an assumed change in market value for Regent's Common Stock of 10%. A 0% and 20% change in Regent's Common Stock would result in a $320,000 decrease and $270,000 increase in interest expense, respectively, for the year ended December 31, 1997. Once such Warrants have been issued, a valuation will be obtained on a quarterly basis and any resulting change in value will be properly treated as an adjustment to interest expense. See 'Information Concerning Regent -- Management's Discussion and Analysis of Financial Conditions and Results of Operations."

(G) Reflects the increase in federal and state income taxes assuming a consolidated return basis of reporting. No deferred income tax assets have been recorded due to the uncertainty of the ultimate realization of future benefits from such assets.

(H) Reflects the effect of Regent's completed and pending divestitures of one radio station located in Lexington, Kentucky (WXZZ/FM) and one station in San Diego, California (KCBQ/AM), respectively, at no gain or loss. The station in Lexington was disposed of in November 1997, and Regent has entered into a letter of intent to dispose of the San Diego station during 1998.

(I) Reflects the elimination of time brokerage agreement fees in consolidation.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
        FINANCIAL STATEMENTS OF REGENT COMMUNICATIONS, INC. -- CONTINUED

5.  UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENTS OF OPERATIONS ADJUSTMENTS

     The pro forma earnings per share calculation is based on the weighted-average number of shares of common stock of Regent outstanding as of December 31, 1997. The preferred shares to be issued in conjunction with the Merger and the Included Transactions have not been considered since their effect would be antidilutive. The preferred stock dividend used in computing loss applicable to common shares is based on the following Regent preferred shares being issued in conjunction with the Merger and the Included Transactions as of January 1, 1997: (i) 3,720,796 shares of Series C Preferred Stock in conjunction with the Merger; and (ii) 780,000 shares each of Series B and D Preferred Stock, 200,000 shares of Series E Preferred Stock and 2,000,000 shares of Series F Preferred Stock in conjunction with the Included Transactions. Loss applicable to common shares has been adjusted to reflect the accretion of Series A, B, D and F Preferred Stock to their redemption value based on the earliest redemption date for each respective Series of Preferred Stock.

                 CERTAIN MARKET PRICE AND DIVIDEND INFORMATION
                               REGARDING FAIRCOM

     Faircom Common Stock is quoted on the OTC Bulletin Board under the symbol "FXCM" and is traded on the over-the-counter market. The following table reflects the reported high and low bid quotations for Faircom Common Stock on the OTC Bulletin Board for the periods indicated. Such quotations reflect interdealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

                        FISCAL YEAR                             HIGH            LOW
                        -----------                             ----            ---
1996
  First Quarter.............................................   $ .25            $.13
  Second Quarter............................................   $ .25            $.13
  Third Quarter.............................................   $ .25            $.13
  Fourth Quarter............................................   $ .19            $.13
1997
  First Quarter.............................................   $ .22            $.13
  Second Quarter............................................   $ .28            $.22
  Third Quarter.............................................   $ .63            $.28
  Fourth Quarter............................................   $ .94            $.56
1998
  First Quarter.............................................   $ .94            $.81
  Second Quarter through May 4, 1998........................   $1.28            $.84

     On October 21, 1997, the last trading day preceding the announcement of the proposed Merger, the bid and asked prices of the Faircom Common Stock as quoted on the OTC Bulletin Board were $.56 and $.75, respectively. On May 4, 1998, the bid and asked prices of the Faircom Common Stock as quoted on the OTC Bulletin Board were $1.19 and $1.25, respectively. There were 328 holders of record of Faircom Common Stock on May 4, 1998. Faircom has never paid dividends on the Faircom Common Stock. Faircom and its subsidiaries are subject to certain restrictions under existing agreements with their lenders, which limit cash dividends on Faircom Common Stock.

                        THE RADIO BROADCASTING INDUSTRY

     At December 31, 1997, there were 4,762 commercial AM and 5,542 commercial FM stations authorized and operating in the United States. An increasing number of persons listen to FM radio because of clearer sound characteristics and stereo transmission. In the spring of 1997, FM listenership was about 78% of total radio audience.

OPERATIONS

     Radio station revenue is derived predominantly from local and regional advertising and to a lesser extent from national advertising. Network compensation also provides some revenue. For example, in the year ended December 31, 1997, approximately 77% of Faircom's consolidated station advertising revenues were from local and regional sales, 22% from national sales and about 1% from network or syndication compensation. Local and regional sales generally are made by a station's sales staff. National sales generally are made by "national rep" firms, specializing in radio advertising sales on the national level. These firms are compensated on a commission-only basis. Local and regional sales are made primarily to businesses in the market covered by a station's broadcast signal and to some extent to businesses in contiguous or nearby markets. Such businesses include auto dealers, soft drink, beer and wine distributors, fast food outlets and financial institutions. National sales are made to larger, nationwide advertisers, such as soft drink producers, automobile manufacturers and airlines. Most advertising contracts are short-term, generally running only for a few weeks. Advertising rates charged by a radio station are based primarily on the station's ability to attract audiences in the demographic groups which advertisers wish to reach and on the number of stations competing in the market area. Rating service surveys quantify the number of listeners tuned to the station at various times. Rates are generally highest during morning and evening drive-time hours. Faircom's and Regent's stations' advertising sales are made by their respective sales staffs under the direction of a general manager or sales managers. Television, billboard, newspaper and direct mail advertising, as well as special events and promotions, can be used to supplement direct contact by the sales staff in developing advertising clients.

     The primary costs incurred in operating a radio station are salaries, programming, promotion and advertising expenditures, occupancy costs of premises for studios and offices, transmitting and other equipment expenses and music license royalty fees.

     Radio broadcasting revenues are spread over the calendar year. The first quarter generally reflects the lowest and the third and fourth quarters the highest revenues for the year, due in part to increases in retail advertising in the summer and in the fall in preparation for the holiday season and, in election years, to political advertising.

     The radio industry is continually faced with technological changes and innovations, the possible rise in popularity of competing entertainment and communications media, changes in labor conditions, governmental restrictions and actions of federal regulatory bodies, including the FCC, any of which could have a material effect on Faircom's or Regent's business. However, broadcasting stations have generally enjoyed growth in listeners and value within the past several decades. Population increases and greater availability of radios, particularly car and portable radios, have contributed to this growth.

COMPETITION

     The radio broadcasting industry is a highly competitive business. Faircom's and Regent's radio broadcasting stations compete for audience share and revenue directly with the other AM and FM radio stations in their respective market areas, as well as with other advertising media such as newspapers, television, magazines, outdoor advertising, transit advertising and mail marketing. Competition within the radio broadcasting industry occurs primarily in the individual market areas so that a station in one market does not generally compete with stations in other market areas. In addition to management experience, factors which are material to competitive position include the station's ratings in its market, rates charged for advertising time, broadcast signal coverage, assigned frequency, audience characteristics, the ability to create and execute promotional campaigns for clients and for the station, local program acceptance and the number and characteristics of other stations in the market area. Both Faircom and Regent attempt to improve their competitive positions by reviewing programming and the programming of competitors, upgrading technical facilities where appropriate, attempting to expand sales to existing advertising clients and developing new client relationships, and by promotional campaigns aimed at the demographic groups targeted by their respective stations.

     In order to provide additional opportunity for persons interested in obtaining radio broadcasting licenses, including minorities, the FCC in 1984 proposed new licenses for new full service FM broadcast stations in 684 communities. This FCC program is referred to as the "Docket 80-90" proceeding. Where these stations have commenced commercial broadcasting, they have increased competition in these markets. Also, it has been customary in the industry for experienced operators to buy stations in markets they consider attractive and attempt to improve the performance of these stations by additional investment and better management, thus increasing competition in these markets.

     The FCC recently has allocated spectrum to a new technology, digital audio broadcasting ("DAB"), to deliver satellite-based audio programming to a national or regional audience and has adopted regulations for a DAB service. DAB may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats with compact disc quality sound to local and national audiences. Another form of DAB, known as In-Band On Channel ("IBOC"), could provide DAB in the present FM radio band. It is not known at this time whether this technology also may be used in the future by existing radio broadcast stations either on existing or alternate broadcasting frequencies. In addition, three applications have been granted by the FCC for authority to offer multiple channels of digital, satellite-delivered S-Band aural services that could compete with conventional terrestrial radio broadcasting. These satellite radio services use technology that may permit higher sound quality than is possible with conventional AM and FM terrestrial radio broadcasting. Implementation of DAB or IBOC would provide an additional audio programming service that could compete with Faircom's and Regent's radio stations for listeners, but the effect upon Faircom and Regent cannot be predicted.

FCC REGULATION

     The FCC regulates radio stations under the Communications Act of 1934, as amended (the "Communications Act") which, together with FCC rules and policies promulgated thereunder, governs the issuance, renewal and assignment of licenses, technical operations, employment practices and, to a limited extent, business and program practices of radio stations and other communications entities.

     The rules also generally prohibit the acquisition of ownership in, or control of, a television station and either an AM or a FM radio station serving the same market. Such so-called "cross-ownership" prohibition is subject to waiver for stations in the 25 largest television markets under certain conditions. There are also prohibitions relating to ownership in or control of a daily newspaper and a broadcast station in the same market and limitations on the extent to which aliens may own an interest in broadcast stations.

     Over the past five years, broadcasters such as Regent and Faircom have entered into what have commonly been referred to as "Local Market Agreements", or "LMAs". While these agreements may take varying forms, under a typical LMA, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately owned stations could agree to function cooperatively in terms of programming, advertising sales, etc., subject to the licensee of each station maintaining independent control over the programming and station operations of its own station. One typical type of LMA is a programming agreement among two separately owned radio stations serving a common service area, whereby the licensee of one station programs substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. Such arrangements are an extension of the concept of "time brokerage" agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities which program the blocks of time and which sell their own commercial advertising announcements during the time periods in question.

     In the past, the FCC has determined that issues of joint advertising sales should be left to antitrust enforcement and has specifically revised its so-called "cross-interest" policy to make that policy inapplicable to time brokerage arrangements. Under the cross-interest policy, the FCC may prohibit one party from acquiring certain economic interests in two broadcast stations in the same market. Furthermore, the staff of the FCC's Mass Media Bureau has, over the past five years, held that LMAs are not contrary to the Communications Act provided that the licensee of the station which is being substantially programmed by another entity maintains complete responsibility for and control over operations of its broadcast station and assures compliance with applicable FCC rules and policies. However, LMAs in which one station programs more than 15% of the weekly broadcast time of another local radio station are prohibited under FCC rules if the programming station could not own the programmed station under the FCC's so-called "multiple ownership" rules.

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. This legislation (a) permits foreign nationals to serve as officers and directors of broadcast licensees and their parent companies, (b) directs the FCC to eliminate its national ownership limits on radio station ownership, (c) requires the FCC to relax its numerical restrictions on local radio ownership,
(d) extends the FCC's radio and television cross ownership waiver policy to the top 50 markets, (e) extends the license renewal period for radio and television stations to eight years and (f) affords renewal applicants significant new protections from competing applications for their broadcast licenses.

     The Telecommunications Act's provisions regarding local radio ownership limits create a sliding scale of permissible ownership, depending on market size. In radio markets with 45 or more commercial radio stations, a licensee may own up to eight stations, no more than five of which can be in a single radio service (i.e. no more than five AM or five FM). In radio markets with 30 to 44 commercial radio stations, a licensee may own up to seven stations, no more than four of which are in a single radio service. In radio markets having 15 to 29 commercial radio stations, a licensee may own up to six radio stations, no more than four of which are in a single radio service. Finally, with respect to radio markets having 14 or fewer commercial radio stations, a licensee may own up to five radio stations, no more than three of which are in the same service; provided that the licensee may not own more than one half of the radio stations in the market.

     The Telecommunications Act affords renewal applicants additional protection from renewal challenges by (a) changing the standard for grant of license renewal and (b) precluding the FCC from considering the relative merits of a competing applicant in connection with making its determination on a licensee's renewal application. The new standard for license renewal is that a station's license will be renewed if (x) the station has served the public interest, convenience and necessity, (y) there have been no serious violations of the Communications Act or FCC rules by the licensee and (z) there have been no other violations of the Communications Act or FCC rules which, taken together, would establish a pattern of abuse by the licensee.

     The Communications Act limits the ownership of broadcast licenses by "aliens." Regent's voting securities contain a legend which states that the securities are subject to restrictions contained in the Communications Act. Regent's Amended and Restated Certificate of Incorporation provides that Regent's Common Stock and Preferred Stock are subject to redemption by Regent, to the extent necessary to prevent the loss of any licenses held by Regent or to reinstate such licenses, for cash, property or rights, including other securities of Regent, at such time or times as the Board of Directors of Regent determines. See "Description of Regent Securities."

     The foregoing does not purport to be a complete summary of all of the provisions of the Communications Act, the Telecommunications Act or the regulations or policies of the FCC thereunder. Reference is made to such Acts, regulations, and policies for further information.

                         INFORMATION CONCERNING FAIRCOM

THE COMPANY

     Faircom owns and operates six radio stations, WFNT(AM) and WCRZ(FM) in Flint, Michigan; WWBN(FM) in Tuscola, Michigan, a community north of Flint; WMAN(AM) and WYHT(FM) in Mansfield, Ohio, and WSWR(FM) in Shelby, Ohio, adjoining Mansfield.

     Faircom was founded by Joel M. Fairman in April 1984 and began operations with the objective of acquiring broadcasting properties at prices considered attractive by Faircom, financing them on terms satisfactory to Faircom, managing them in accordance with Faircom's operating strategy and building a broadcasting group. Faircom has sought to acquire radio properties which have a history of growing revenues and broadcast cash flow, have capable operating management and are in communities with good growth prospects or which have attractive competitive environments. Faircom focuses its acquisition efforts on medium and smaller radio markets, particularly where there may be an opportunity to achieve a significant cluster of stations in the market or to add additional stations in surrounding communities. Faircom has not purchased, and does not foresee purchasing in the near future, properties with negative cash flows, or so-called "under-performing" or "turnaround" properties, unless they complement or can be combined with the operations of positive cash flow properties in a market or regional cluster. Faircom's strategy is to have at least $1,000,000 in broadcast cash flow and be among the top three operators in each of its markets.

     In August 1994, Faircom sold WHFM(FM), its station in Southampton, Long Island, New York for $1,860,000 cash, reduced by credits of $150,000 for certain payments made by the purchaser prior to closing, and purchased WWBN(FM) for $450,000, consisting of $400,000 cash and an 8% note to the seller for $50,000, paid in full December 1995.

     In June 1997, Faircom, through its wholly-owned subsidiary, Faircom Mansfield Inc. ("Faircom Mansfield"), purchased substantially all of the assets of WMAN(AM) and WYHT(FM) for total cash consideration of $7,650,000. Faircom also negotiated the refinancing of all its existing indebtedness, increased such indebtedness and obtained additional equity capital in connection with the acquisition.

     In January 1998, Faircom purchased substantially all of the assets and operations of radio station WSWR(FM) in Shelby, Ohio for $1,125,000 in cash. The acquisition was financed with internal funds and a loan from Blue Chip to Faircom of $1,100,000. This loan is expected to be refinanced from term loans to Regent at the closing of the Merger. The loan is in the form of a subordinated note, matures on the first to occur of April 1, 1999 or the closing of the Merger and bears accrued interest at 14% per annum, payable at maturity.

     Faircom continuously reviews radio properties for possible acquisition, and several acquisitions are currently being actively pursued. No assurance can be given that Faircom will successfully consummate any of such acquisitions.

     Faircom's executive offices are located at 333 Glen Head Road, Suite 220, Old Brookville, New York 11545 and its telephone number is (516) 676-2644. All of Faircom's properties are owned and operated through subsidiary corporations, and references to "Faircom" herein include such subsidiaries unless the context otherwise requires.

OPERATING STRATEGY

     Faircom's strategy has been to purchase radio properties that exhibit growing revenues and broadcast cash flow, and have experienced, in-place operating personnel. After acquiring a radio station, Faircom reviews the station's operations and attempts to realize economies associated with ownership of multiple stations by centralizing such functions as accounting and other administrative activities. A minimal staff is maintained at the corporate level reflecting Faircom's strategy of minimizing corporate expenses while giving considerable autonomy to its station managers.

     Faircom relies on experienced station managers who are given the authority for decision making at the station level, subject to guidance by Faircom's management. Faircom's station managers are partially compensated on the basis of their ability to meet or exceed budgeted operating results. Consequently, operating personnel can benefit by meeting the revenue and expense objectives of Faircom.

     Each station targets specific demographic groups based upon advertiser demand, the format of the station and the competition in the market. Through program selection, promotion, advertising and the use of selected on-air personnel, each station attempts to attract a target audience that it believes is attractive to advertisers. Faircom retains consultants to assist the its programming personnel by evaluating and suggesting improvements for programming. Faircom also conducts research through outside consultants to evaluate and improve its programming and also uses its own personnel for such research.

LICENSES

     Faircom's license for its Tuscola station, WWBN(FM), was to expire October 1, 1996, and was renewed for a term through October 1, 2003. Pursuant to regulations adopted by the FCC in January 1997, as provided by the Telecom Act, the license renewal term was extended to October 1, 2004, a period of eight years. Faircom's licenses for its Flint stations, WCRZ(FM) and WFNT(AM), also were to expire on October 1, 1996. Timely license renewal applications for the stations were filed, and, as part of the FCC's review process, the Equal Employment Opportunity ("EEO") Branch of the FCC's Mass Media Bureau requested additional written information regarding Faircom's EEO recruitment efforts at these stations. Such additional information was furnished, and on September 30, 1997, the FCC released a Memorandum Opinion and Order and Notice of Apparent Liability. The Opinion found that there was no evidence that the licensee engaged in employment discrimination, but that the overall EEO recruitment effort was deficient because the licensee failed to recruit actively for some of its vacancies and to engage in meaningful self-assessment of its EEO program. The Order granted renewal of the stations licenses for a term expiring October 1, 2004, subject to an admonishment and reporting requirements with respect to EEO recruitment performance for the 12 month periods ending June 1, 1998, 1999 and 2000. A Notice of Apparent Liability was issued in the amount of $11,000. The management of Faircom and its FCC counsel believe that the factual assumptions on which the FCC Opinion, Order and Notice are based are incorrect and incomplete. On October 30, 1997, Faircom filed with the FCC a Petition for Reconsideration in this matter. Faircom and its FCC counsel are unable to predict the ultimate outcome of this matter, but in the opinion of both a rejection of Faircom's Petition would not have a material adverse effect on Faircom. The licenses of WMAN(AM) and WYHT(FM) in Mansfield, Ohio, and WSWR(FM), in Shelby, Ohio, were renewed October 1, 1996 and expire October 1, 2004.

EMPLOYEES

     At the corporate level, Faircom employs its President and Treasurer, Joel
M. Fairman, and John E. Risher, its Senior Vice President, who also utilize the services of consultants, a bookkeeping service and Faircom's attorneys. Faircom's President and Senior Vice President assist the general managers of Faircom's stations in developing strategies to increase the profitability of Faircom's broadcasting properties and in the operation of the stations. Faircom plans to continue its present policy of utilizing only a small number of persons at the corporate level. Each market in which Faircom owns and operates radio stations has its own complement of employees, including a general manager, a sales manager, a business manager, advertising sales staff, on-air personalities and engineering and operating personnel. In the aggregate, Faircom's subsidiaries employ 63 people on a full-time basis and 31 people on a part-time basis.

     Faircom has never experienced a strike or work stoppage and believes that its relations with its employees are good.

PROPERTIES

     Faircom leases an aggregate of approximately 780 square feet of office space for its corporate offices in Old Brookville, New York. The lease expires February 28, 2001. Annual rental is currently $22,200.

     The Flint stations occupy studio and office space in a building of approximately 6,000 square feet located on 10 acres in southeastern Flint, Michigan. The AM towers and antennas are also located on this land. A FM tower, antenna and transmitter building and equipment are located on 19 acres of land located nearby. The land, buildings, towers, antennas and equipment are owned by a subsidiary of Faircom.

     The Tuscola station occupies studio and office space in leased premises in Frankenmuth, Michigan, at an annual rental of $1,800 under a lease that expires in September 1998. The station's tower, antenna and transmitter building and equipment are owned by a subsidiary of Faircom. Those facilities are located on leased land in

Millington, Michigan. The lease expires in June 2002 and has renewal options through June 2042. Current rental is $2,112 annually.

     The Mansfield stations occupy studio and office space in a building of approximately 6,600 square feet located on six acres in Mansfield, Ohio. An auxiliary AM tower is located at this site. An adjoining property of approximately 10 acres is the site of a building of approximately 6,000 square feet that contains AM and FM transmitters and equipment and storage space. The AM and FM towers and antenna are located on this property. The land, buildings, towers, antennas and equipment are owned by a subsidiary of Faircom.

     All operations of WSWR(FM) have been moved from Shelby to the Mansfield studio and office space. The tower, antenna and transmitter building and equipment of WSWR(FM) are located on approximately one-half acre in Plymouth Township, Ohio, northeast of Shelby. The tower site is leased through September 2002 at a current rental of $1,200 annually, with four five-year term renewal options, each at a 10% increase in annual rent over the prior term. WSWR(FM) also leases approximately 1,000 square feet for office, sales and broadcast use in Willard, Ohio. The lease is at a current annual rental of $3,600 and expires in August 2002. The lease contains an option to renew for an additional five-year term at an annual rental of $4,200.

     Faircom owns substantially all of its studio and general office equipment. Faircom believes that its properties are in good condition and are adequate for its operations, although opportunities to upgrade facilities are constantly reviewed.

     All the tangible and intangible property of Faircom's subsidiaries is pledged as security for senior debt of the subsidiaries.

LEGAL PROCEEDINGS

     Faircom is not a party to any lawsuit or legal proceeding that, in the opinion of Faircom, is likely to have a material adverse effect on Faircom.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FAIRCOM

     The following table sets forth, as of the date of this Proxy Statement/Prospectus, certain information with respect to all stockholders known to Faircom to beneficially own more than 5% of the Faircom Common Stock, and information with respect to Faircom Common Stock beneficially owned by each director of Faircom, the President of Faircom and all directors and executive officers of Faircom as a group. Except as otherwise specified, the stockholders listed in the table have sole voting and investment power with respect to Faircom Common Stock owned by them. Shares issuable upon conversion of convertible securities or upon exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons believed to beneficially own such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person.

                    NAME AND ADDRESS OF                         NUMBER OF SHARES
                     BENEFICIAL OWNERS                        BENEFICIALLY OWNED(A)   PERCENT OF CLASS
                    -------------------                       ---------------------   ----------------
Blue Chip Capital Fund II Limited Partnership...............       14,492,085(b)            66.3%
  2000 PNC Center
  201 East Fifth Street
  Cincinnati, Ohio 45202
Miami Valley Venture Fund L.P...............................        2,557,427(c)            25.7%
  2000 PNC Center
  201 East Fifth Street
  Cincinnati, Ohio 4520
John H. Wyant...............................................       17,049,512(d)            69.8%
  c/o Blue Chip Venture Company, Ltd.
  2000 PNC Center
  201 East Fifth Street
  Cincinnati, Ohio 45202

                    NAME AND ADDRESS OF                         NUMBER OF SHARES
                     BENEFICIAL OWNERS                        BENEFICIALLY OWNED(A)   PERCENT OF CLASS
                    -------------------                       ---------------------   ----------------
PNC Bank, National Association, Trustee.....................        1,962,488(e)            21.0%
  201 East Fifth Street
  Cincinnati, Ohio 45202
Joel M. Fairman.............................................        2,458,886(f)            28.5%
  333 Glen Head Road
  Old Brookville, New York 11545
Don G. Hoff and Sandra Hoff.................................          430,000                5.8%
  1 Via Capistrano
  Tiburon, California 94920
Ido Klear...................................................          380,000                5.2%
  111 Great Neck Road
  Great Neck, New York 11021
Anthony Pantaleoni..........................................          110,000(g)             1.5%
  666 Fifth Avenue
  New York, New York 10103
Stephen C. Eyre.............................................          139,500(g)             1.9%
  69 Dogwood Lane
  Locust Valley, New York 11560
John C. Jansing.............................................          153,500(g)             2.1%
  162 South Beach Road
  Hobe Sound, Florida 33455
All officers and directors as a group (6 persons)...........       20,256,212(h)            77.0%

---------------

(a) The Securities and Exchange Commission has defined "beneficial ownership" to include sole or shared voting or investment power with respect to a security or the right to acquire beneficial ownership within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted and includes certain shares held in the name of affiliated companies as to which beneficial ownership may be disclaimed.

(b) Represents: (A) 8,431,875 shares issuable upon conversion of Faircom's Class A Subordinated Promissory Note held by Blue Chip Capital Fund II Limited Partnership in the principal amount of $3,750,000; and (B) 6,060,210 shares issuable upon conversion of Faircom's Class B Subordinated Promissory Note held by Blue Chip Capital Fund II Limited Partnership in the aggregate principal amount of $3,900,000. See note (d) below. Under certain circumstances, PNC Bank, National Association, Trustee, has the right to require Blue Chip Capital Fund II Limited Partnership to purchase up to $500,000 in principal amount of Class A Faircom Subordinated Notes convertible into 1,124,249 shares of Faircom Common Stock and up to $350,000 in principal amount of Class B Faircom Subordinated Notes convertible into 543,865 shares of Faircom Common Stock. It is contemplated that at or prior to consummation of the Merger, Blue Chip Capital Fund II Limited Partnership will sell to Waller-Sutton $625,000 in principal amount of Class A Faircom Subordinated Notes convertible into 1,405,313 shares of Faircom Common Stock and $650,000 in principal amount of Class B Faircom Subordinated Notes convertible into 1,010,035 shares of Faircom Common Stock.

(c) Represents: (A) 1,487,979 shares issuable upon conversion of Faircom's Class A Subordinated Promissory Note held by Miami Valley Venture Fund L.P. in the principal amount of $661,765; and (B) 1,069,448 shares issuable upon conversion of Faircom's Class B Subordinated Promissory Note held by Miami Valley Venture Fund L.P. in the principal amount of $688,235. See note (d) below. Under certain circumstances, PNC Bank, National Association, Trustee, has the right to require Miami Valley Venture Fund L.P. to purchase up to $88,235 in principal amount of Class A Faircom Subordinated Notes convertible into 198,397 shares of Faircom Common Stock and $61,765 in principal amount of Class B Faircom Subordinated Notes convertible into 95,977 shares of Faircom Common Stock. It is contemplated that, at or prior to consummation of the Merger, Miami Valley Venture Fund L.P. will sell to Waller-Sutton $110,294 in principal amount of Class A Faircom Subordinated Notes convertible into 247,996 shares of Faircom Common Stock and $114,706 in principal amount of Class B Faircom Subordinated Notes convertible into 178,241 shares of Faircom Common Stock.

(d) John H. Wyant, a director of Faircom, is a beneficial owner and manager of Blue Chip Venture Company Ltd., which is the general partner of Blue Chip Capital Fund II Limited Partnership, and Blue Chip Venture Company of Dayton, Ltd., an investment manager for Miami Valley Venture Fund L.P. Mr. Wyant disclaims beneficial ownership of the securities held by Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P. See notes (b) and (c) above.

(e) Represents: (A) 1,322,646 shares issuable upon conversion of Faircom's Class A Subordinated Promissory Notes held by PNC Bank, National Association, Trustee in the principal amount of $588,235; and (B) 639,842 shares issuable upon conversion of Faircom's Class B Subordinated Promissory Notes held by PNC Bank, National Association, Trustee in the principal amount of $411,765. But see notes (b) and (c) above.

(f) Includes 1,258,886 shares issuable pursuant to stock options held by Mr. Fairman, including options granted under Faircom's Stock Option Plan (the "Plan") and outside the Plan. See "The Merger -- Interests of Certain Persons in the Merger; Certain Relationships."

(g) Includes 100,000 shares issuable pursuant to stock options held by each of Messrs. Pantaleoni, Eyre and Jansing under the Plan.

(h) Includes 1,878,700 shares issuable pursuant to stock options held by officers and directors of Faircom, including options granted under the Plan and outside the Plan, and 17,049,512 shares issuable upon conversion of Faircom's Class A and Class B Subordinated Promissory Notes held by Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P. See note (d) above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF FAIRCOM

RESULTS OF OPERATIONS

  Year ended December 31, 1997 compared to the year ended December 31, 1996

     The results of Faircom's operations for the year ended December 31, 1997 compared to the year ended December 31, 1996 are not comparable or necessarily indicative of results in the future due to the significance of acquisitions. As of June 30, 1997, Faircom, through a wholly-owned subsidiary, Faircom Mansfield Inc. ("Faircom Mansfield"), acquired the assets and operations of two radio stations, WMAN(AM) and WYHT(FM), both located in Mansfield, Ohio (the "Mansfield Stations") for aggregate cash consideration of $7,650,000. The acquisition has been accounted for as a purchase, and accordingly the operating results of the Mansfield Stations have been included in the Consolidated Statements of Operations from the acquisition date.

     The increase in Faircom's net broadcasting revenues in 1997 as compared with 1996 resulted principally from the ownership and operation of the Mansfield Stations during 1997. Net broadcasting revenues increased to $5,993,000 from $4,874,000, or 23.0%, in 1997 as compared with 1996.

     Programming and technical expenses and selling, general and administrative expenses increased in 1997 as compared with 1996, principally as a result of the acquisition of the Mansfield Stations. Such increases were to $1,591,000 from $1,218,000, or 30.6%, and to $2,270,000 from $1,775,000, or 27.9%, respectively.

     Operating expenses before depreciation, amortization and corporate expenses also increased in 1997 as compared with 1996, primarily as a result of the acquisition of the Mansfield Stations. Such increase was to $3,860,000 from $2,993,000, or 29.0%, in 1997 as compared with 1996.

     Net broadcasting revenues in excess of operating expenses before depreciation, amortization and corporate expenses ("broadcast cash flow") increased 13.4% to $2,133,000 in 1997 from $1,881,000 in 1996. This increase resulted primarily from the acquisition of the Mansfield Stations as described above offset in part by lower broadcast cash flow from Faircom's radio stations in Flint, Michigan.

     Depreciation and amortization and interest expense increased in 1997 as compared with 1996 as a result of the addition of assets and debt incurred in connection with the acquisition of the Mansfield Stations.

     Taxes on income for both 1997 and 1996 related principally to state income taxes. There were no current federal income taxes in 1997, as a result of a taxable loss. Current federal income taxes in 1996 were offset in full by the utilization of net operating loss carryforwards. Faircom has provided valuation allowances equal to its deferred tax assets because of uncertainty as to their future utilization. The deferred tax assets relate principally to net operating loss carryforwards. Although Faircom was marginally profitable in 1994 through 1996, the loss in 1997 along with substantial historical losses caused management to conclude that it was still premature to reduce the valuation allowance.

     As a result principally of an extraordinary loss from debt extinguishment of $4,703,000, offset in part by an extraordinary gain from debt extinguishment of $370,000, net loss was $4,696,000 for 1997 compared to net income of $279,000 in 1996.

  Year ended December 31, 1996 compared to year ended December 31, 1995

     Faircom's net broadcasting revenues decreased 4.7% in 1996 compared to 1995 (to $4,874,000 from $5,114,000), primarily due to lower regional and national advertising activity in the Flint, Michigan radio market and resulting lower regional and national advertising revenues in the Flint radio stations.

     Programming and technical expenses decreased by 0.9% in 1996 compared to 1995 (to $1,218,000 from $1,229,000) and selling, general and administrative expenses increased by 3.4% (to $1,775,000 from $1,717,000).

     Operating expenses before depreciation, amortization and corporate expenses increased by 1.6% in 1996 compared to 1995 (to $2,993,000 from $2,946,000).

     Net broadcasting revenues in excess of operating expenses before depreciation, amortization and corporate expenses ("broadcast cash flow") decreased 13.2% (to $1,881,000 from $2,167,000) in 1996 compared to 1995, principally as a result of the lower net broadcasting revenues in Flint.

     Corporate expenses increased by 10.5% in 1996 from 1995 (to $337,000 from $305,000) primarily as a result of higher employee compensation, professional fees and related expense. Such employee compensation in 1996 included incentive payments indexed to 1995 operating results.

     Interest expense decreased by 26.9% in 1996 from 1995 (to $914,000 from $1,249,000) due to lower principal amounts of interest bearing debt outstanding, lower interest rates during 1996 and a lower provision for appraisal rights.

     Taxes on income for both 1996 and 1995 related principally to state income taxes. Current federal income taxes in 1996 and 1995 and a portion of state income taxes in 1995 were offset by the utilization of net operating loss carryforwards. Faircom has provided valuation allowances equal to its deferred tax assets because of uncertainty as to their future utilization. The deferred tax assets relate principally to net operating loss carryforwards. Although Faircom was marginally profitable in 1994 through 1996, substantial historical losses caused management to conclude that it was still premature to reduce the valuation allowance.

     As a result principally of lower provision for appraisal rights and interest expense in 1996 compared with 1995, offset by lower income from operations, net income increased to $279,000 in 1996 from $245,000.

LIQUIDITY AND CAPITAL RESOURCES

     In 1997, net cash provided by operating activities was $418,000 compared with $379,000 provided by operating activities in 1996. Net increase in cash and cash equivalents was $412,000 in 1997 compared with a net decrease of $240,000 in 1996.

     In January 1998, Faircom Mansfield purchased substantially all of the assets and operations of radio station WSWR-FM in Shelby, Ohio for $1,125,000 in cash. The acquisition was financed with internal funds and a loan to Faircom of $1,100,000. The loan is in the form of a subordinated note, matures on the first to occur of April 1, 1999 or the closing of the Merger with Regent and bears accrued interest at 14% per annum, payable at maturity.

     Based upon current interest rates, and assuming the Merger with Regent is not consummated, Faircom believes its interest payments for 1998 will be approximately $1,213,000. Scheduled debt principal payments are $430,000. Corporate expenses and capital expenditures for 1998 are estimated to be approximately $410,000 and $200,000, respectively. Faircom expects to be able to meet such interest expense, debt repayment, corporate expenses and capital expenditures, aggregating $2,253,000, from net cash provided by operations and current cash balances. For the years 1999 through 2001, currently scheduled debt principal payments average $685,000 yearly. Interest payments, corporate expenses and capital expenditures are expected to be approximately the same as projected for 1998, adjusted for inflation. Faircom expects to be able to meet such cash requirements from net cash provided by operations and cash balances. Faircom believes its $1,100,000 loan maturing April 1, 1999, and the balance of its long-term debt in the amount of $19,858,000, maturing July 1, 2002, will be refinanced at their respective maturity dates either from its current lenders or from other sources, if still outstanding.

     The terms of the Securities Purchase Agreement applicable to the Class A and Class B Faircom Subordinated Notes, as amended, provide that if Faircom does not, on or before April 1, 1999, consummate a merger of Faircom with another corporation on terms acceptable to the holders of the Class A and Class B Faircom Subordinated Notes, then upon notice from such holders, Faircom shall take all action necessary to liquidate Faircom and each of its subsidiaries on terms and conditions acceptable to such holders, such approval not to be unreasonably withheld. If the Merger does not occur, Faircom believes there are a number of alternatives available to it which would be acceptable to the holders of the Class A and Class B Faircom Subordinated Notes.

     Faircom estimates the fees and expenses relating to the Merger for which Faircom is responsible to be approximately $543,000. Of this amount, approximately $233,000 is payable only if the Merger is consummated. Of the balance of $310,000, Faircom expects to pay such fees and expenses from net cash provided by operations and current cash balances, and, with respect to the amount payable on consummation of the Merger, from such balances at the time of the closing of the Merger.

INFLATION

     Faircom does not believe the effects of inflation have had a significant impact on its consolidated financial statements.

COMPLIANCE WITH YEAR 2000

     Faircom management has initiated a company-wide program to prepare Faircom's computer systems and applications for year 2000 compliance. Faircom expects to incur internal staff costs as well as other expenses necessary to prepare its systems for the year 2000. Faircom expects to both replace some systems and upgrade others. Maintenance or modification costs will be expensed as incurred. The total cost of this effort is still being evaluated, but is not expected to be material to Faircom.

                         INFORMATION CONCERNING REGENT

INTRODUCTION

     The discussion set forth below under the heading "Description of Business" describes the business of Regent as conducted by Regent and its subsidiaries prior to Effectiveness. The discussion set forth below under the heading "Recent and Pending Transactions" describes all recent transactions with respect to which Regent or its subsidiaries acquired or disposed of properties and all transactions with respect to which Regent has entered into definitive agreements or letters of intent for the purchase of additional radio station properties, the sale of certain of its assets, or issuance of equity securities.

DESCRIPTION OF BUSINESS

     General. Regent is a holding company engaged in the radio broadcasting business. Regent was incorporated under the laws of the State of Delaware in 1996 under the name "JS Communications, Inc." and, in 1997, changed its name to "Regent Communications, Inc." Regent, through its wholly-owned subsidiary, currently owns and operates radio station KCBQ(AM) located in San Diego, California. Regent also provides programming and other services to 24 other stations under time brokerage agreements which Regent has agreed to acquire concurrently with the closing of the Merger.

     The following table sets forth certain information regarding KCBQ-AM and the radio stations which Regent has agreed to acquire:

                                                                                                              LICENSE
                            STATION CALL         CITY OF                      POWER                          EXPIRATION
        MARKET AREA           LETTERS            LICENSE          FREQUENCY   (KW)             FORMAT           DATE
        -----------         ------------         -------          ---------   -----            ------        ----------
San Diego, California
                            KCBQ(AM)*         San Diego, CA        1170 KHz   50.0(day)  Talk/Information    12/01/2005
                                                                               1.5(night)
Chico, California
                            KFMF(FM)+           Chico, CA          93.9 MHz    2.0       Album Oriented      12/01/2005
                                                                                         Rock
                            KALF(FM)+         Red Bluff, CA        95.7 MHz    7.0       Country             12/01/2005
                            KPPL(FM)+           Colusa, CA        107.5 MHz   28.0       Lite Rock           12/01/2005
Redding, California
                            KQMS(AM)+          Redding, CA         1400 KHz    1.0       News/Talk/Sports    12/01/2005
                            KSHA(FM)+          Redding, CA        104.3 MHz   100.0      Lite Rock           12/01/2005
                            KNNN(FM)+       Central Valley, CA     99.3 MHz    4.2       Adult Contemporary  12/01/2005
                            KRDG(FM)+        Shingletown, CA      105.3 MHz    9.9       Oldies              12/01/2005
                            KRRX(FM)+           Burney, CA        106.1 MHz   100.0      Classic Rock        12/01/2005
                            KNRO(AM)+          Redding, CA          600 KHz    1.0       News/Talk/Sports    12/01/2005
Palmdale, California
                            KTPI(FM)+         Tehachapi, CA       103.1 MHz    6.0       Country             12/01/2005
                            KVOY(AM)+           Mojave, CA         1340 KHz    1.0       Country/Talk        12/01/2005
Victorville, California
                            KZXY(FM)+        Apple Valley, CA     102.3 MHz    3.0       Adult Contemporary  12/01/2005
                            KIXW(AM)+        Apple Valley, CA       960 KHz    5.0       Country/Adult       12/01/2005
                                                                                         Contemporary        12/01/2005
                            KATJ(FM)+           George, CA        100.7 MHz   260w       Country             12/01/2005
                            KROY(AM)+        Victorville, CA       1590 KHz   500w       Country             12/01/2005
                            KIXA(FM)+       Lucerne Valley, CA    106.5 MHz   150w       Classic Rock        12/01/2005
South Lake Tahoe, California
                            KRLT(FM)+      South Lake Tahoe, CA    93.9 MHz    6.0       Classic Rock        12/01/2005
                            KOWL(AM)+      South Lake Tahoe, CA    1490 KHz    1.0       News/Talk/Sports    12/01/2005
Flagstaff, Arizona
                            KZGL(FM)+         Cottonwood, AZ       95.9 MHz    9.0       Classic Rock        10/01/2005
                            KVNA(AM)+         Flagstaff, AZ         600 KHz    5.0       News/Talk/Sports    10/01/2005
                            KVNA(FM)+         Flagstaff, AZ        97.5 MHz   100.0      Adult Contemporary  10/01/2005
Kingman, Arizona
                            KFLG(AM)        Bullhead City, AZ      1000 KHz    5.0       American Standards  10/01/2005
                            KFLG(FM)        Bullhead City, AZ     102.7 MHz   53.0       Country             10/01/2005
                            KAAA(AM)+          Kingman, AZ         1230 KHz    1.0       News/Talk           10/01/2005
                            KZZZ(FM)+          Kingman, AZ         94.7 MHz   100.0      Adult Contemporary  10/01/2005

                                                                                                              LICENSE
                            STATION CALL         CITY OF                      POWER                          EXPIRATION
        MARKET AREA           LETTERS            LICENSE          FREQUENCY   (KW)             FORMAT           DATE
        -----------         ------------         -------          ---------   -----            ------        ----------
Flint, Michigan
                            WCRZ(FM)            Flint, MI         107.9 MHz   50.0       Adult Contemporary  10/01/2004
                            WWBN(FM)           Tuscola, MI        101.5 MHz    6.0       Album Oriented      10/01/2004
                                                                                         Rock
                            WFNT(AM)            Flint, MI          1470 KHz    5.0(day)  News/Talk/Sports    10/01/2004
                                                                               1.0(night)
Mansfield/Shelby, Ohio
                            WMAN(AM)          Mansfield, OH        1400 KHz    1.0       News/Talk/Sports    10/01/2004
                            WYHT(FM)          Mansfield, OH       105.3 MHz   50.0       Hot Adult           10/01/2004
                                                                                         Contemporary
                            WSWR(FM)            Shelby, OH        100.1 MHz    3.0       Oldies              10/01/2004
Charleston, South Carolina
                            WSSP(FM)+#       Goose Creek, SC       94.3 MHz    5.8       Nostalgia           12/01/2003

---------------

* Regent has entered into a letter of intent for the sale of KCBQ(AM).

+ Regent provides programming and sells advertising as a "time broker" to these stations for a monthly fee pending their acquisition.

# Regent has an option expiring in November 1998 for the purchase of WSSP(FM), which option may be put to Regent if not exercised prior to its expiration.

See "Information Concerning Regent -- Recent and Pending Transactions."

     Acquisition Strategy. Given deregulation and subsequent industry consolidation, Regent believes it is prudent to acquire a sufficient number of stations in each market to form competitive station clusters. Operating a number of stations in a single market should allow Regent to reduce overhead and marketing expenses, create a strong identity among advertisers, attract superior operating and on-air talent, and build a strong position with demographically attractive listeners, thereby creating operating leverage that should give Regent the opportunity to enhance revenue generation.

     Initially, Regent intends to focus on the acquisition of properties or combining with operators with existing cash flow (such as Park Lane and Faircom) to provide a corporate base for future growth. As Regent expands, it may consider opportunities involving underperforming stations, which will benefit from management's experience, thereby positioning itself to increase return on investment.

     Management does not have a specific inflexible acquisition formula, believing that what may be an attractive cash flow multiple in one situation may be a very poor investment in other circumstances. Factors which may influence pricing include actual and potential revenue growth rates, competitive factors, the potential to improve or add to existing in-market operations, the quality of technical facilities, and hidden values such as high overhead, poor sales conversion, or real estate or other assets that can be sold.

     Regent plans to utilize its management's experience in the industry and relationships with both independent owners and larger corporate entities to create opportunities for purchases that may not be available to others. Regent expects to be flexible with respect to its acquisition policies, offering certain sellers the opportunity to receive shares of Regent in partial payment for their stations. Regent believes the availability of a publicly-traded equity as a payment medium may be useful to Regent in accommodating sellers' financial and tax objectives. In the past this has proven to be helpful when negotiating with sellers who wish to maintain an investment in the industry while achieving some liquidity. As an additional inducement, Regent may also offer qualified sellers the opportunity to continue to manage the properties subsequent to a sale, providing continued stability within its operations.

     Operating Strategy. Regent's strategies for operating broadcasting properties and creating value have been developed from its management's years of experience in the industry.

     Critical elements of Regent's operating strategies include a continual focus on improving ratings, revenues and operating effectiveness in each station; an emphasis on developing superior local and corporate management; the sharing of financial rewards with this management; operating multiple station clusters for maximum efficiency; the development of strong ratings or format positions within its markets; establishing the first, second or third revenue position in each of its markets; improving the performance of developmental stations; utilization of management information systems and controls; ongoing programming research; and effective implementation of the results of this research.

     Regent management has experience building and operating profitable in-market station clusters with strong ratings or format positions and believes that the opportunities created by deregulation can only be realized by owning well designed and executed clusters. Maximizing performance of an in-market cluster requires musical formats that work well together to draw attractive demographics and create a market position less vulnerable to competitive attack. An example of such a cluster might include ownership of a Modern Rock, Classic Rock and a Sports/Talk station. Such a grouping would tend to attract an audience with strength among male demographics. This audience would be of interest to particular advertisers (e.g., brewers, certain automobile manufacturers or retailers oriented toward a male clientele) and allow the broadcaster to create attractive packages for these advertisers.

     Strong station clusters are also critical to establishing a competitive revenue position. Consolidation results in a smaller number of broadcasters controlling larger revenue shares. In most markets, holding a top three position generally provides the ability to compete for advertisers seeking broad visibility in the market. Moreover, clusters with larger revenue shares will be in a position to spread overhead and other costs over this larger base, thereby increasing margins relative to smaller competitors.

     Regent's plan is to seek to build market share and create high returns on investment by purchasing a mixture of cash flowing and developmental properties and improving their operating and financial performance. In general, these types of properties are enhanced by research driven improvements in musical format, followed by operational improvements. At a minimum, such operating improvements include ensuring that superior station management, systems and controls, and aggressive budgets are in place. Corporate management may temporarily take over day-to-day management of such properties until the improvements are soundly established. While industry dynamics have changed and broadcasting prices have risen, management believes that the fundamental skills required to improve station operations have remained largely the same.

     In running the geographically diverse operations and rapidly changing businesses that are typical of broadcasting companies, management has found that effective management information systems and controls are an important element of success. For Regent, these consist of:

- Daily and weekly detailed sales reports that allow for the control of advertising unit pricing based on available inventory.

- Detailed monthly financial statements which track "actual" versus "budget" versus "prior year" performance on a "monthly," "quarterly" and/or "year-to-date" basis. These reports provide detail on all revenue and expense categories by department, station, market and on a corporate, consolidated basis.

- Detailed daily cash management reports with all cash collected swept into a central interest-bearing account each day.

- Monthly tracking of Arbitrend ratings by station, where available, to monitor performance.

- Monthly tracking, by market, of market and station revenue data, where available, to track each station and market to determine if audience share is being properly converted to revenue share.

- Constant monitoring of competition by station and market.

     Assembling talented and aggressive operating management is critical to success for radio companies. Messrs. Jacobs and Stakelin have always endeavored to create positive work environments in order to attract and retain talented personnel. In addition, Regent intends to provide incentives to key employees by creating financial rewards, including making equity available to certain key employees based on performance.

     In summary, Regent's strategy is to attempt to create solid and growing cash flows, profitable and well thought out local clusters, reasonable geographic and formatic diversity and an experienced management team at both the corporate and station levels. It is believed that the implementation of this strategy will position Regent as a relatively attractive public or private acquisition target or as a merger partner.

     Dividend Policy. In addition to restrictions on the payment of dividends imposed under Delaware General Corporation Law and the terms of Regent's Credit Agreement, Regent presently intends to retain all of its earnings, if any, for the future operation and growth of its business and does not intend to pay cash dividends on shares of its capital stock in the foreseeable future. The payment of any cash dividends on any class of capital stock in the future will be dependent upon Regent's results of operations, earnings, capital requirements, contractual restrictions and other factors considered relevant by the Board of Directors.

     Regent's Credit Agreement permits the payment of cash dividends on Regent Preferred Stock only (a) if Regent is not in default under the Credit Agreement,
(b) if the ratio of Regent's outstanding indebtedness to its operating cash flow is below specified limits both on an historical and a pro forma basis, and (c) to the extent the total amount of the annual aggregate cash dividend does not exceed certain specified limits based on Regent's cash flow for the prior fiscal year.

     Regent's Credit Agreement also prohibits Regent from paying dividends on, or redeeming, purchasing, retiring or otherwise acquiring any shares of, Regent Common Stock.

     Personnel. At the corporate level, Regent employs six full-time employees and one part-time employee. Each station has its own complement of employees, which may include a general manager, a sales manager, an operations manager, advertising staff, on-air personalities and secretarial personnel. In the aggregate, Regent's subsidiaries employ 125 persons on a full-time basis and 101 persons part-time.

DESCRIPTION OF PROPERTY

     Regent, through its subsidiary, Regent Broadcasting of San Diego, Inc., owns a leasehold interest in approximately 20 acres of land in Santee, California for the radio transmitter and broadcast towers for KCBQ(AM). A two-story building used for studio and operations containing approximately 8,600 square feet and a one-story storage facility containing approximately 900 square feet are also located on this property. The lease for this property expires in September 1998. Regent has an option to renew the lease for one five-year term. Annual rental is approximately $70,000, subject to adjustment based on the annual average percentage increase in the Gross National Product Implicit Price Deflator.

     Regent leases approximately 3,060 square feet of office space in Covington, Kentucky for its corporate offices under a lease, which expires in March 1999. Regent has the option to renew the lease for two five-year terms at market rates. Current rental is $44,304 annually.

     Regent believes that its properties are generally adequate for its current operations.

RECENT AND PENDING TRANSACTIONS

     The following is a summary of all recent transactions with respect to which Regent and its subsidiaries acquired or disposed of radio stations and all of the Pending Transactions. Regent anticipates that, subject to its receipt of the required FCC approvals, it will consummate the Pending Transactions concurrently with or following the consummation of the Merger; however, there can be no assurance that Regent will successfully complete any of the Pending Transactions.

     Radio Station Acquisitions and Sales. In April 1997, in conjunction with agreements to acquire radio stations in other markets, Regent entered into an agreement to acquire substantially all of the assets of radio station KCBQ(AM) in San Diego, California for $6,000,000 on the condition that the seller reimburse Regent for all operating losses during the period it owned or operated the station. Since the date of acquisition, Regent has held the station for sale with all operating losses being reimbursed by the seller. In December 1997, Regent signed a letter of intent with a third party to sell the station for $6,500,000 in cash. Regent is currently negotiating a definitive agreement and anticipates the closing of this sale will take place during the third quarter of 1998. KCBQ(AM) was operated by the prior owners on a shared simulcast basis with no stand-alone operations or staff of its own. Due to FCC restrictions, Regent could not acquire the right to continue operating KCBQ(AM) on a shared simulcast basis and it has operated the station primarily with satellite delivered programming until it can be sold, without significant revenue or expense. Based on the consideration that the prior owners did not operate KCBQ(AM) as a stand-alone business, Regent's strategic intent never to hold and operate the station as a business and Regent's active efforts to negotiate with a specific buyer a contract to sell the station, Regent believes that historical financial information for the periods preceding the date of acquisition would neither be meaningful nor relevant to Regent's future performance.

     In June 1997, Regent entered into an agreement to purchase all of the outstanding capital stock of The Park Lane Group ("Park Lane"), a California corporation which, through its wholly-owned subsidiaries, owns radio stations KQMS(AM) and KSHA(FM) in Redding, California, KPPL(FM), KFMF(FM) and KALF(FM) in Chico, California, KVOY(AM) and KTPI(FM) in Palmdale, California, KROY(AM) and KATJ(FM) in Victorville, California, KAAA(AM) and KZZZ(FM) in Kingman, Arizona, KOWL(AM)and KRLT(FM) in South Lake Tahoe, California and KVNA(AM), KVNA(FM) and KZGL(FM) in Flagstaff, Arizona. The purchase price for the stock under the original agreement was approximately $23,500,000 in cash, subject to certain closing adjustments. In February 1998, Regent and the shareholders of Park Lane entered into a First Amendment to Stock Purchase Agreement, which, among other things, decreased the purchase price, prior to closing adjustments, to $23,075,000. The agreement, as amended, provides for a closing date on or before the earlier of June 15, 1998 or the date of the Merger. The Merger Agreement provides that the closing of the acquisition of the Park Lane Stations must occur prior to or concurrently with the closing of the Merger. Accordingly, if the Park Lane acquisition has not been consummated prior to the closing of the Merger and cannot be consummated concurrently with the closing of the Merger, the Merger may not be consummated unless this condition is waived by both Regent and Faircom. Pending such acquisition, Regent is providing programming and other services to the Park Lane Stations under a time brokerage agreement. Upon consummation of this transaction, Regent and James H. Levy, the President of Park Lane, will enter into a one-year Consulting and Non-Competition Agreement, providing for the payment of a consulting fee of $200,000 to Mr. Levy.

     In October 1997, Regent and its wholly-owned subsidiary, Regent Acquisition Corp., entered into an Agreement of Merger, pursuant to which Regent will acquire all of the outstanding capital stock of Alta California Broadcasting, Inc. ("Alta") by virtue of a merger of Alta with and into Regent Acquisition Corp. The purchase price for the stock is $2,000,000, subject to certain adjustments to be made at closing of the Merger. The purchase price will be paid in the form of $1,000,000 in cash and 200,000 shares of Regent's Series E Preferred Stock. Alta is the owner, operator and licensee of radio station KRDG(FM) in Shingletown, California and, through its subsidiary, Northern California Broadcasting, Inc., KNNN(FM) in Central Valley, California. In addition, Alta intends to acquire from Power Surge, Inc., prior to the closing of the merger between it and Regent Acquisition Corp., all of the assets used in the operation of radio stations KRRX(FM) (formerly KARZ(FM)) in Burney, California and KNRO(AM) in Redding, California.

     In December 1997, Regent Broadcasting of Kingman, Inc., a wholly-owned subsidiary of Regent, entered into an Asset Purchase Agreement with Continental Radio Broadcasting, L.L.C. ("Continental") to purchase the FCC licenses and related assets used in the operation of radio stations KFLG(AM) and KFLG(FM) in Bullhead City, Arizona. The purchase price for these assets is $3,600,000 in cash.

     In December 1997, Regent and its wholly-owned subsidiary, Regent Broadcasting of Victorville, Inc. ("Regent-Victorville"), entered into an Agreement of Merger, pursuant to which Regent will acquire all of the outstanding capital stock of Topaz Broadcasting, Inc. ("Topaz") by virtue of a merger of Topaz with and into Regent-Victorville. Topaz is currently a party to an Asset Purchase Agreement to purchase the assets used or held by RASA Communications, Inc. for use in the operation of radio station KIXA(FM) in Lucerne Valley, California. The consideration to be paid for the Topaz stock is 400,000 shares of Regent Series E Preferred Stock, subject to certain adjustments at closing. Pending closing of the Merger, Regent is providing programming and other services to KIXA(FM) pursuant to the terms of a time brokerage agreement with Topaz.

     In December 1997, Regent-Victorville also entered into an Asset Purchase Agreement with Ruby Broadcasting, Inc. ("Ruby"), a sister corporation and affiliate of Topaz, to purchase the FCC licenses and related assets used in the operation of radio stations KIXW(AM) and KZXY(FM) in Apple Valley, California. The purchase price for the stations is $6,000,000 in cash. Pending closing of this acquisition, Regent is providing programming and other services to the stations pursuant to the terms of a time brokerage agreement with Ruby. KIXW(AM) is currently a shared simulcast with two unrelated stations and it has no operations of its own. As a result, Regent is acquiring KIXW(AM) only for its FCC license and it will develop a new format for the station immediately upon acquisition. Based on the consideration that the prior owners did not operate KIXW(AM) as a business, Regent believes that historical financial information with respect to the station would neither be meaningful nor relevant to Regent's future performance.

     In December 1997, Wicks Broadcast Group Limited Partnership and WBG License Co., L.L.C. (collectively, "Wicks") assigned to Regent an option to purchase the FCC licenses and certain assets used in the operations of radio station WSSP(FM) in Goose Creek, South Carolina from Southwind Broadcasting, Inc. ("Southwind"). In connection with this transaction, Regent made a $1,500,000 loan to Southwind, which was financed through a non-recourse loan to Regent from a third party. The term of the option is approximately one year. If Regent exercises the option, the $1,500,000 debt obligation of Southwind to Regent will be cancelled in payment of the purchase price. If the option is not exercised prior to the expiration of its term, Southwind has the right to put the option to Regent in satisfaction of its debt obligation. Regent is currently seeking to sell the option to a third party. If Regent is not able to consummate a sale of the option prior to expiration of the term of the option, Regent will exercise the option. Payment on Regent's $1,500,000 non-recourse obligation incurred to finance its loan to Southwind is due on the earlier of the eventual sale of the station or December 3, 2002. Regent is currently providing programming and other services to WSSP(FM) pursuant to a time brokerage agreement.

     Additional Equity Capitalization. On March 19, 1998, Regent entered into the Waller-Sutton Commitment whereby, subject to negotiation of definitive documentation and satisfaction of certain other conditions, Waller-Sutton has committed to purchase at $5.00 per share $10,000,000 of the Series F Preferred Stock, together with $1,500,000 of Class A and Class B Faircom Subordinated Notes from Blue Chip and Miami Valley (which would be converted into approximately 2,841,600 shares of Faircom Common Stock and then exchanged in the Merger for shares of the Series C Preferred Stock). Waller-Sutton has reserved the right, however, to assign up to $3,500,000 of its investment commitment to partners or affiliates of Waller-Sutton and/or other purchasers of Series F Preferred Stock and to reduce its investment commitment in respect of the first $3,500,000 of Series F Preferred Stock purchased by others. Waller-Sutton has also agreed to act as financial advisor to Regent in connection with the sale of an additional $8,500,000 (which, based on indications of interest received to date, may be increased with a proportionate number of additional detachable warrants to as much as $12,500,000 in additional proceeds) of the Series F Preferred Stock.

     In conjunction with its purchase of the Series F Preferred Stock, Waller-Sutton would receive warrants to purchase 820,000 shares of Regent Common Stock at $5.00 per share. These warrants would be detachable and exercisable over a period of up to ten years. The purchase of the Series C and Series F Preferred Stock and the exercise of all of the warrants would give Waller-Sutton a fully-diluted ownership interest in Regent of approximately 27.6%, assuming
(a) Waller-Sutton does not reduce its investment below $10,000,000, (b) the exercise of all outstanding warrants (including those granted to Waller-Sutton and to GE Capital), and (c) the exercise of all options to be granted in the Merger and contemplated to be granted to management under the 1998 Management Stock Option Plan, based upon the capitalization of Regent expected to exist as of the completion of the Merger and all of the Pending Transactions (but excluding the impact of the sale of more than $10,000,000 of Series F Preferred Stock).

     The terms of the Series F Preferred Stock are expected to be similar in various respects to the terms applicable to the other existing series of Regent's preferred stock. The Series F Preferred Stock (a) will have a stated value of $5.00 per share; (b) will have dividends that accrue quarterly; (c) will be junior to the Series B Preferred Stock as to the payment of dividends and the distribution of assets and rights upon liquidation, dissolution and winding up of Regent and on a parity as to such matters with the other series of Regent's Preferred Stock; (d) will generally vote with the other series of Regent's Preferred Stock and with the Regent Common Stock on all matters submitted to a vote of the stockholders; and (e) will be convertible like the Series A, Series B and Series D Preferred Stock on a one-for-one basis (subject to adjustment in certain events) into shares of Regent Common Stock.

     The terms of the Series F Preferred Stock and rights of the holders thereof, however, would be distinctive from the other series in several respects: (a) the Series F Preferred Stock would be entitled to an annual dividend rate of 10%, compounding quarterly until paid, instead of the 7% non-compounding annual dividend rate applicable to the other series of Preferred Stock; (b) the Series F Preferred Stock would not be redeemable by Regent (other than as may be required to maintain its licenses under FCC regulations) but would be subject to mandatory conversion under certain circumstances, while shares of other Series of Regent Preferred Stock are redeemable by Regent and/or subject to mandatory conversion under either the same or similar circumstances; (c) holders of the Series F Preferred Stock would be entitled to require Regent to repurchase the Series F Preferred Stock at any time after five years at a price equal to the greater of the fair market value of the stock or the sum of its stated value and all accrued and unpaid dividends thereon (as well as any warrants held by such holders at a price equal to the fair market value of Regent Common Stock less the warrant exercise price), while holders of the Series A, B and Series D Preferred Stock would have similar "put" rights which would be exercisable, however, only if the Series F Preferred Stock were exercised; (d) holders of the Series F Preferred would be entitled to two seats on the Board of Directors (subject to increase to a majority if Regent has failed to honor the "put" rights associated with the Series F Preferred Stock) as compared to the one seat provided to the holders of each of the Series A Preferred Stock and Series C Preferred Stock; and (e) holders of the Series F Preferred Stock would hold a right not held by holders of any other series to approve as a separate class certain corporate actions, such as changes to the liquidation preference, conversion rate, dividend rate, or voting, put or redemption rights of any series of Regent's Preferred Stock, and amendments to the existing terms of either the Series B or Series D Preferred Stock. In addition, other corporate actions, such as mergers, acquisitions, changes of control, issuances of equity or debt securities (including options and warrants other than options issued under the 1998 Management Stock Option Plan), sales of assets, and amendments to the 1998 Management Stock Option Plan or adoption of any similar plan would be subject to the express approval of Waller-Sutton if Waller-Sutton, its direct or indirect partners, and other investors in Regent introduced by Waller-Sutton (and their respective affiliates), collectively beneficially own more than 10% of the outstanding Common Stock of Regent.

     The Waller-Sutton Commitment provides for the existing stockholders of Regent to sign a stockholders' agreement with the holders of the Series F Preferred, Blue Chip, Miami Valley and Joel M. Fairman, and any other holder of more than 10% of the outstanding Faircom Common Stock. This new stockholders' agreement would, among other things, provide for Waller-Sutton to receive some of the distinctive rights described above as well as provide for the agreement of all parties to vote on the election of directors for the two nominees of management, the two nominees of Waller-Sutton, the nominee of the Series A Preferred Stock, the nominee of the Series C Preferred Stock, and for Mr. Fairman according to the terms of his employment agreement with Regent. Under this stockholders' agreement, General Electric Capital Corporation and BMO Financial, Inc. (as holders of the Series B Preferred Stock and Series D Preferred Stock) would relinquish their rights to elect a Board representative in favor of the right of each to have a non-voting observer present at each Board meeting.

     The Waller-Sutton Commitment provides that at least $10,000,000 of the Series F Preferred Stock will be purchased at the time of the initial funding to help finance the Pending Transactions. The balance of $8,500,000 to $12,500,000, if procured, will be invested in Series F Preferred Stock in intervals as needed over the period of two years following the initial funding to fund future acquisitions or certain capital expenditures approved by Regents' Board of Directors. All committed purchasers of Series F Preferred Stock will participate in the purchase of shares on the initial funding and each subsequent funding date on a pro rata basis, based on their respective commitment percentages.

     While Regent anticipates the investment of Waller-Sutton will occur, the investment is subject to certain conditions, including the negotiation and execution of definitive documentation; completion to Waller-Sutton's satisfaction of its due diligence; approval by Waller-Sutton of the Registration Statement; procurement by Regent of liability insurance of at least $5,000,000 covering Regent's officers and directors which is acceptable to Waller-Sutton and its counsel; full payment by the current holders of the remaining amounts due with respect to the purchase of Series B Preferred Stock and Series D Preferred Stock, such payments in the aggregate amount of $7,800,000 to be made concurrently with the consummation of the Merger and the Park Lane acquisition; and consummation of the other Pending Transactions. There can be no assurance that all such conditions will be satisfied and that the issuance of the Series F Preferred Stock will occur. If the Series F Preferred Stock is not issued, the fully-diluted ownership interests in Regent of the current Faircom stockholders and of the holders of the Faircom Subordinated Notes upon consummation of the Merger would be expected to be approximately 18.6% and 37.9%, respectively.

BUSINESS OF MERGER SUBSIDIARY

     Merger Subsidiary, a wholly-owned subsidiary of Regent, has not conducted any business activities to date, other than those incident to its formation, and its participation in the preparation of this Proxy State-ment/Prospectus. Upon the consummation of the Merger, Merger Subsidiary will own all of the outstanding capital stock of Faircom's subsidiaries. Accordingly, the business of Merger Subsidiary will be the business currently conducted by Faircom and its subsidiaries. See "Business of Faircom."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF REGENT

INTRODUCTION

     Regent was formed in November of 1996 to acquire, own and operate groups of radio stations in medium and small-sized markets. Upon the consummation of the Merger and the Pending Transactions, which were entered into during 1997, Regent will own 31 stations in nine markets located in California, Arizona, Michigan and Ohio. During 1997, Regent provided programming and other services to 24 of these stations pursuant to time brokerage agreements and to KCBQ(AM) in San Diego. Regent acquired the FCC license and certain limited assets useful for its operation of KCBQ(AM) in June 1997 and has subsequently entered into a letter of intent to sell those assets.

     The performance of a radio station group, such as Regent, is customarily measured by its ability to generate Broadcast Cash Flow. Broadcast Cash Flow is defined by Regent as net revenues less station operating expenses, excluding depreciation, amortization, interest, taxes and corporate expenses. Although Broadcast Cash Flow is not recognized under generally accepted accounting principles, it is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the condition and performance of broadcasting companies. For the foregoing reasons, Regent believes that Broadcast Cash Flow will be a useful measurement for investors. However, other companies may define Broadcast Cash Flow differently; consequently, investors should be aware of the possibility that the Broadcast Cash Flow measure presented may not be comparable to other similarly titled measures of other companies. Further, investors should not consider Broadcast Cash Flow to be an alternative to operating income as determined in accordance with generally accepted accounting principles, an alternative to cash flows from operating activities (as a measure of liquidity) or an indicator of Regent's performance under generally accepted accounting principles.

     The primary source of Regent's revenues is the sale of broadcasting time on its radio stations for advertising. Regent's most significant station operating expenses are employee salaries and commissions, programming expenses and advertising and promotional expenditures. Regent strives to control these expenses by working closely with local station management. See "Information Concerning Regent -- Description of Business."

     Regent's revenues are primarily affected by the advertising rates charged by radio stations. Regent's advertising rates are in large part based on a station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured in the larger markets principally by Arbitron on a quarterly basis. Because audience ratings in local markets are crucial to a station's financial success, Regent endeavors to develop strong listener loyalty.

     The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular station. Regent strives to maximize station revenue by managing the number of commercials available for sale and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations often utilize trade (or barter) agreements which exchange advertising time for goods or services (such as travel or lodging), instead of for cash. Regent seeks to minimize its use of trade agreements.

     Regent's advertising contracts are generally short-term. Regent generates most of its revenue from local advertising, which is sold primarily by a station's sales staff. To generate national advertising sales, Regent engages independent advertising sales representatives that specialize in national sales for each of its stations.

     A broadcaster's revenues generally vary through the year. As is typical in the radio broadcasting industry, Regent's first calendar quarter generally will be expected to produce the lowest revenues for the year, and the fourth calendar quarter generally will be expected to produce the highest revenues for the year. Regent's operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not necessarily produce commensurate revenues until the impact of the advertising and promotion is realized in future periods.

     Regent may experience continuing net losses due to anticipated high levels of interest and depreciation and amortization expenses arising under the Credit Agreement and any future borrowings and resulting from station acquisitions and financing therefor.

  ACQUISITIONS AND DISPOSITIONS DURING 1997

     In June 1997, Regent completed the acquisition of the FCC license and certain operating assets of KCBQ(AM) in San Diego, California for $6,000,000. The acquisition was funded through the issuance of a 5-year promissory note to the seller. Pursuant to the Asset Purchase Agreement, the seller agreed to reimburse Regent for operating losses incurred from the effective date of the time brokerage agreement and the acquisition date through the eventual date of resale of the station assets. During 1997, such operating loss reimbursements amounted to approximately $136,000. In December 1997, Regent signed a letter of intent with a third party to sell the assets for $6,500,000 in cash. Regent is currently negotiating a definitive agreement and anticipates closing the sale during the third quarter of 1998. The effect of the acquisition and pending disposition to Regent's financial condition, results of operations, liquidity and capital resources is immaterial. The acquired assets which are classified as held for sale are not being depreciated and are offset by a nonrecourse note payable to the seller which will be settled in conjunction with the pending disposition at no gain or loss to Regent. Further, the revenues and expenses related to the station held for sale are also immaterial to Regent's operations and the net operating loss is being reimbursed to Regent during the period held for sale. See "Information Concerning Regent -- Recent and Pending Transactions."

     In August, 1997, Regent acquired the FCC licenses and certain assets of WXZZ(FM) located in Georgetown, Kentucky from a third-party for $3,450,000. The acquisition was funded through a note payable to HMH Broadcasting. In November 1997, Regent sold the station assets to HMH Broadcasting in exchange for cancellation of the aforementioned note payable.

     In December 1997, Regent acquired radio stations WRFQ(FM) and WSUY(FM) in Charleston, South Carolina for approximately $4,500,000 in cash. Regent consummated this transaction and immediately transferred control of these assets to a third party for $4,500,000 in cash, which was used to pay the purchase price for the assets. See "Information Concerning Regent -- Recent and Pending Transactions."

  PENDING RADIO STATION ACQUISITIONS

     Regent has also entered into agreements which have not yet been consummated to acquire (by merger, by purchase of capital stock or by purchase of the FCC licenses and substantially all of the broadcast assets) 31 stations in the following broadcast areas:

                                                CONSIDERATION(A)
                                            -------------------------
                                                             CASH
                                                           EXCLUDING       TOTAL        ESCROW
                                                          LIABILITIES    PURCHASE       AMOUNT
                 LOCATION                      STOCK      ASSUMED(B)       PRICE         PAID
                 --------                   -----------   -----------   -----------   ----------
Redding, California; Chico, California;
  Palmdale, California; Victorville,
  California; Kingman, Arizona; South Lake
  Tahoe, California; and Flagstaff,
  Arizona (Park Lane).....................                $17,900,000   $17,900,000   $1,200,000
Shingletown, California; Burney,
  California; Redding, California; and
  Central Valley, California (Alta/Power
  Surge)..................................  $ 1,000,000     1,150,000     2,150,000      175,000
Bullhead City, Arizona (Continental)......                  3,792,000     3,792,000      175,000
Lucerne Valley, California (Topaz)........    2,000,000                   2,000,000      100,000
Apple Valley, California (Ruby)(c)........                  6,286,000     6,286,000      300,000
Mansfield, Ohio; Shelby, Ohio; Flint,
  Michigan; and Tuscola, Michigan
  (Faircom)...............................    2,458,000(d)                2,458,000(d)
                                            -----------   -----------   -----------   ----------
                                            $ 5,458,000   $29,128,000   $34,586,000   $1,950,000
                                            ===========   ===========   ===========   ==========

---------------

(a)  Includes estimated acquisition costs and closing adjustments.

(b) Does not include $6,900,000 of liabilities assumed in the Park Lane stock purchase transaction and $1,500,000 of liabilities assumed in the Alta/Power Surge stock purchase transaction.

(c) Acquisition consists of stations KIXW(AM) and KZXY(FM). KIXW(AM) is currently a shared simulcast with two unrelated stations and it has no operations or staff of its own. As a result, Regent is acquiring KIXW(AM) only for its FCC license and it will develop a new format for the station immediately upon acquisition.

(d) Represents the assigned value under reverse merger purchase accounting based on the estimated fair value of Regent's net assets as of December 31, 1997.

RESULTS OF OPERATIONS

     This discussion should be read in conjunction with the Report on Audits of Consolidated Financial Statements, the Pro Forma Financial Statements and related financial statements and notes appearing elsewhere in this Proxy Statement/Prospectus. This discussion reflects the consolidated financial data of the properties operated by Regent since its initiation of broadcasting activities during the year 1997. Regent's activities, changes in financial conditions and results of operations during the year 1996 were nominal since the company was in the initial start-up phase.

     Regent began its broadcasting activities on March 1, 1997 by providing programming and other services to radio station KCBQ(AM) in San Diego under a time brokerage agreement and has continued to operate it as an owned station from and after June 6, 1997. Throughout the year, Regent also provided programming to 26 other stations over different periods of time (WEZL(FM) and WXLY(FM) in Charleston, South Carolina from June 1 to August 31; WXZZ(FM) in Lexington, Kentucky from July 1 to August 22; WLRO(FM) and WLTO(FM) in Lexington, Kentucky from September 1 to November 18; the 16 stations of The Park Lane Group from August 18 forward; KRDG(FM), KNNN(FM), KRRX(FM) and KNRO(AM) in Redding, California from October 10 forward; and WSSP(FM) in Charleston, South Carolina from December 5 forward). The brokerage fees of these time brokerage agreements were structured on a basis designed to pass through to the owners much, if not all, of the Broadcast Cash Flow generated at the stations by Regent.

     The operating results of all of the above stations for the periods indicated are included in the financial data as of December 31, 1997. The stations included in the financial data were owned by eight different owners and as a result of a number of factors, including the different capital structures and accounting basis of the various owners of the stations, the historical financial results are not meaningful for period-to-period comparisons. In addition, due to the significance of pending acquisitions and dispositions, the results of Regent's operations are not necessarily indicative of results in the future.

  Year Ended December 31, 1997 Compared to the Period November 5, 1996 (inception) through December 31, 1996

     Net revenues (total revenues less agency commissions) for the stations operated by Regent for the year ended December 31, 1997, were $4,916,005 compared to no revenues in 1996. Substantially all revenues were generated by Stations operated under time brokerage agreements.

     The operating expenses for the year ended December 31, 1997, corresponding to the above revenues, were $4,167,002 compared to $12,406 in 1996.

     Interest expense in 1997 was $97,254 compared to zero interest expense in 1996. Time brokerage agreement fees in 1997 were $1,223,054, compared to zero time brokerage agreement fees in 1996. Net loss for 1997 was $1,103,425 compared to a net loss of $12,406 in 1996.

     Broadcast cash flow for the year ended December 31, 1997, was $749,003. After reflecting additional expenses for depreciation, amortization, corporate general and administrative expenses, time brokerage agreement fees, and interest expense and income, the net loss was $1,103,425. After reflecting preferred stock dividend requirements of $146,175, the loss applicable to common shares (240,000) was $1,249,600, or a loss of $5.21 per common share.

  Cash Flows

     Cash flows used in operating activities, inclusive of working capital, were approximately $1,668,000 for the year ended December 31, 1997 and zero for the period November 5, 1996 (inception) through December 31, 1996. Cash flows used in operating activities of the year ended December 31, 1997 resulted primarily from the $1,100,000 net loss from operations and the $591,000 net change in working capital.

     Cash flows used by investing activities were approximately $2,821,000 for the year ended December 31, 1997. Investing activities include acquisition costs of approximately $775,000 and deposits held in escrow for station acquisitions of approximately $1,975,000. There were no investing activities in 1996.

     Cash flows provided by financing activities were approximately $5,503,000 and $592 for 1997 and 1996, respectively. Cash flows provided by financing activities during 1997 resulted primarily from issuance of $5,200,000 in preferred stock and contributions from common shareholders of $600,000 offset by approximately $300,000 of paid finance costs. Cash flows provided by financing activities in 1996 resulted from issuance of common stock.

LIQUIDITY AND CAPITAL RESOURCES

     Regent's principal source of funds has been the net proceeds of approximately $5,800,000 from private placements of Regent Common Stock and Regent's Series A, Series B Senior and Series D Convertible Preferred Stock. Concurrently with consummation of the Merger and the acquisition by Regent of The Park Lane Group, purchasers of the Series A, Series B Senior and Series D Preferred Stock are obligated to invest an additional $7,900,000, which would bring Regent's equity capitalization up to approximately $13,700,000. Regent's equity capitalization would increase to in excess of $22,500,000, net of expenses, upon completion of the contemplated minimum amount of investment in the Series F Preferred Stock by Waller-Sutton. In addition, Regent has in place a $55,000,000 credit facility under the terms of a Credit Agreement, dated as of November 14, 1997, with Bank of Montreal, Chicago Bank as Agent, General Electric Capital Corporation as Documentation Agent, and the lenders listed therein.

     With respect to the Pending Transactions, Regent has deposited in escrow to be applied toward the purchase prices an aggregate of $1,950,000, utilizing for this purpose that amount of the proceeds from the private placement of its equity securities. Regent also used a portion of the private placement proceeds to fund operating, financing and investing activities during 1997. At December 31, 1997, Regent's working capital position was $1,341,527, net of deposits held in escrow.

     Regent estimates that approximately $38,775,000 of cash will be needed to complete the Merger and the Park Lane acquisition. This includes cash payments to acquire the Park Lane stock, to retire existing indebtedness of the Park Lane and Faircom entities, and to pay other estimated acquisition costs and brokerage and investment banking fees. Actual cash required will depend on adjustments that take into account the actual amount of Faircom's and Park Lane's net working capital as of the closing date.

     Subject to the terms and conditions of the Credit Agreement, the amount of funding initially available to Regent will be limited to an amount which equals
6.0 times the combined historical twelve-month trailing EBITDA (defined as earnings before interest, taxes, depreciation and amortization). This multiple (i.e., leverage ratio) is to decline in stages over the term of the credit facility to 3.5 by April 1, 2001, with the first reduction to 5.5 required by October 1, 1998. The calculation of such EBITDA is to be made on a pro forma basis which includes the trailing twelve-month operating cash flow of the stations currently owned and/or operated by Regent and the stations to be acquired pursuant to the Pending Transactions and excludes that of the stations to be sold pursuant to the Pending Transactions.

     The following is a summary of other material terms of the Credit Agreement.

     Interest. All loans will be an obligation of Regent and each of its subsidiaries and will bear interest, which is payable quarterly in arrears, generally at a floating rate equal to either a Base Rate (the higher of the Prime Rate or 1/2 of 1% in excess of the Federal Funds Effective Rate, as such terms are defined in the Credit Agreement), plus a margin of up to 1.25% depending upon Regent's ratio of total debt to operating cash flow, or an Adjusted Libor Rate, as defined in the Credit Agreement plus a margin of from 1.25% to 2.50% depending upon Regent's ratio of total debt to operating cash flow.

     Amortization. Principal is payable in 25 consecutive quarterly installments on the last day of each quarter commencing on March 31, 1999 in amounts which increase incrementally from $687,500 per quarter through December 31, 1999 to $2,750,000 per quarter during the seventh year of the loan. The balance of the principal of $6,875,000 is due on March 31, 2005.

     Security. The assets and obligations under the loans are collateralized by a first priority security interest in all existing and after-acquired property of Regent and its subsidiaries and all issued and outstanding capital stock of Regent's subsidiaries.

     Covenants. The Credit Agreement contains financial leverage and coverage ratios, limitations on corporate overhead, and restrictions on capital expenditures in excess of $1,500,000 in the aggregate annually. Beginning on the initial funding date under the Credit Agreement, which will not occur until the closing of the Merger and Park Lane acquisition, Regent is obligated to maintain an interest coverage ratio (i.e., EBITDA to annual interest cost) of at least
2.0 to 1.0 (except 1.75:1.00 prior to September 30, 1998), a fixed charge coverage ratio (i.e., EBITDA to annual fixed charges) of at least 1.10 to 1.00, and a financial leverage ratio (i.e., total debt to EBITDA) starting at 6.0 to
1.0 and decreasing over time to 3.5 to 1.0 as follows:

                        TIME PERIOD                           MAXIMUM LEVERAGE RATIO
                        -----------                           ----------------------
Funding Date -- September 30, 1998..........................        6.00:1.00
October 1, 1998 -- December 31, 1998........................        5.50:1.00
January 1, 1999 -- March 31, 1999...........................        5.25:1.00
April 1, 1999 -- September 30, 1999.........................        5.00:1.00
October 1, 1999 -- March 31, 2000...........................        4.75:1.00
April 1, 2000 -- September 30, 2000.........................        4.50:1.00
October 1, 2000 -- March 31, 2001...........................        4.00:1.00
April 1, 2001 and thereafter................................        3.50:1.00

     Based upon the unaudited pro forma condensed combined financial statements included in this Proxy Statement/Prospectus, upon the closing of the Merger and the other Pending Transactions, Regent expects that it will be in compliance with these financial and coverage ratios.

     Prepayment. Regent is entitled to prepay the outstanding principal at any time, in integral multiples of $500,000, without prepayment premium or penalty (other than breakage and other costs with respect to LIBOR rate loans if the prepayment is not made on specified dates).

     Based on the current operations of the Park Lane and Faircom stations and assuming the purchase of $10,000,000 of the Series F Preferred by Waller-Sutton and others is completed, Regent plans to utilize approximately $24,000,000 of the funds available to it under the Credit Agreement toward completion of the Park Lane acquisition and the Merger. To cover the balance of approximately $13,575,000 (taking into account the deposit already in escrow) plus additional working capital needed, if any, Regent will utilize its cash on hand, plus the $7,900,000 committed to be invested by purchasers of its Series A, B and D Preferred Stock, and approximately $5,500,000 of the proceeds from the issuance of the Senior F Preferred Stock.

     Use of proceeds from the issuance of the Series F Preferred Stock to complete the Merger and the Park Lane acquisition has been necessitated by nearly $4,000,000 of increased cash requirements related to those transactions. The debt incurred by Faircom to acquire WSWR(FM) in January 1998, while having the effect of reducing the number of shares of Series C Preferred Stock issuable in the Merger, will require from Regent an additional $1,100,000 of cash to retire that debt at closing. The closing of the Park Lane acquisition later than anticipated and the inability of Regent to implement earlier certain cost savings that will be put in place following the closing have increased the Park Lane transaction costs by an estimated $750,000. Lastly, the failure of the Park Lane and Faircom stations to achieve projected cash flow levels during 1997 will allow Regent to utilize toward the acquisitions as much as $2,000,000 less of its credit facility than had been previously anticipated.

     Regent projects that approximately $13,000,000 of cash will be needed to complete the other Pending Transactions. Based on the current operations of the stations being acquired and assuming the purchase of $10,000,000 of the Series F Preferred by Waller-Sutton and others is completed, Regent plans to utilize approximately $7,500,000 of the funds available to it under the Credit Agreement. To cover the balance of

$4,750,000 (taking into account deposits already in escrow), Regent will utilize its cash on hand in excess of operating needs, plus the balance of the proceeds from the issuance of the Series F Preferred Stock.

     While there can be no assurance that the stations being acquired will, as of the closings of those transactions, achieve the requisite cash flow levels required to obtain the $31,500,000 of bank financing earmarked to fund the acquisitions, management of Regent believes the credit facility and the proceeds from the issuance of its Preferred Stock, including the Series F Preferred Stock to Waller-Sutton and others, will be sufficient to fund the acquisitions and on-going operations for the next twelve months and foreseeable future.

     It is expected the purchase of the Series F Preferred Stock will take place simultaneously with the Park Lane and Faircom closings. If this should not occur, however, Regent would attempt to negotiate with its senior lenders for the right to utilize more of its existing credit facility on those transactions by the relaxation of borrowing limitations and for an increase to the level of permissible subordinated debt under the Credit Agreement. With these modifications, the balance would be provided by increased utilization of the credit facility and, to the extent necessary, short-term borrowings from management and/or other shareholders. Regent believes that the borrowing limits in its Credit Agreement may be somewhat more restrictive than terms currently being offered by lenders to other borrowers in comparable transactions, and Regent's senior lender has indicated to Regent its willingness to consider favorably a request to increase Regent's borrowing limits under the Credit Agreement. In the absence of the expected funding from the issuance of the Series F Preferred Stock or a modification of Regent's borrowing limitations in the Credit Agreement, Regent would have to seek additional equity financing of up to approximately $5,000,000 to complete the Merger and the Park Lane acquisition.

     In the event the purchase of the Series F Preferred Stock by Waller-Sutton does not occur, even with a closing of the Merger and Park Lane acquisition, Regent would need to pursue discussions with other interested parties to secure an additional $10,000,000 to $20,000,000 in debt and/or equity financing to complete the other pending transactions as well as any future acquisitions. To assist it in these matters, Regent has retained the services of The Crisler Company, a financial services firm that specializes in arranging debt and equity financing for members of the broadcasting industry. In the event Regent is unsuccessful in securing alternative equity capital in the absence of the Waller-Sutton investment, it may forfeit escrow deposits of $750,000 (to as much as $1,950,000 if the Merger and Park Lane acquisition are not consummated) and incur liquidated damages of an additional $1,300,000 plus other expenses related to defaulting under the pending acquisition agreements.

     Waller-Sutton is also acting as a financial adviser to Regent in its efforts to raise an additional $8,500,000 (which, based on indications of interest received to date, may be increased with a proportionate number of additional detachable warrants to as much as $12,500,000 in additional proceeds) through the sale of other shares of the Series F Preferred Stock to fund future acquisitions and certain capital expenditures approved by Regent's Board of Directors.

     Regent does not currently have any material commitments with respect to capital expenditures, but it intends to build new studios to consolidate operations in several markets and will upgrade tower and transmitter locations in at least two other markets. The total cost of these expenditures is expected to be approximately $1,300,000. Regent anticipates that such expenditures would be funded from the proceeds out of Regent's credit facility and cash on hand in excess of operating needs.

     With the first principal debt repayment not due until March 31, 1999, it is anticipated that Regent will be able to meet its debt service requirements from net cash provided by operations over at least the next twelve months. As stated above, however, under the terms of its Credit Agreement, there is no assurance that Regent will be able to borrow enough to fund all of the Pending Transactions. In addition, it is anticipated that through this period dividend payments on the Preferred Stock will be deferred. In order to fund future dividend payments from operating income, Regent will have to improve the operating results of the radio stations to be acquired in the Pending Transactions. Regent's ability to make these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, such as the competitive environment in the specific geographic markets of Regent's stations and the ability to retain and attract key management, sales, programming and on-air personnel, many of which are beyond Regent's control.

     Regent will be required to incur additional indebtedness or raise additional equity financing in connection with future acquisitions of radio properties and is likely to need to incur or raise such additional financing when the final payment is due in 2005 under the Credit Agreement. There can be no assurance that Regent will be able to incur such additional indebtedness or raise additional equity on terms acceptable to Regent. Regent's ability to make future acquisitions and incur additional indebtedness will also be restricted by the Credit Agreement. Without such sources of funding, it is unlikely that Regent will be able to carry out its acquisition strategy. See "Risk Factors."

YEAR 2000

     Regent is aware of the issues associated with preparing its computer systems for the year 2000. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to "00". The issue is whether the computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     Regent has addressed the year 2000 issue with a consultant and its vendors and has recently upgraded certain of its relevant systems. Although there can be no assurance that Regent will be able to identify all aspects of its business that are subject to year 2000 problems, or identify year 2000 problems of suppliers that affect Regent's business, Regent believes, based on current available information, that its systems are year 2000 compliant and that there will be no material adverse effect on its business, operations or financial results.

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is information as to each person who will serve as a director or executive officer of Regent upon consummation of the Merger:

NAME                                AGE   POSITION(S) WITH REGENT
----                                ---   -----------------------
Terry S. Jacobs...................  55    Chairman of the Board, Chief Executive Officer,
                                          Treasurer, Director
Joel M. Fairman...................  69    Vice Chairman, Director
William L. Stakelin...............  55    President, Chief Operating Officer, Secretary, Director
Fred L. Murr......................  50    Senior Vice President
Matthew A. Yeoman.................  32    Vice President, Finance, Assistant Secretary
R. Glen Mayfield..................  56    Director
John H. Wyant.....................  51    Director
William H. Ingram.................  58    Director*
Richard H. Patterson..............  39    Director*

---------------
* Messrs. Ingram and Patterson have consented to serve as directors of Regent upon and subject to the closing of the initial equity investment of Waller-Sutton in Regent.

     Mr. Jacobs has been Chairman of the Board, Chief Executive Officer, Treasurer and a Director of Regent since its organization in November 1996. Mr. Jacobs served as President and Chief Executive Officer of a privately held radio broadcast company which he co-founded in 1993 under the name "Regent Communications, Inc." (Regent I) and which acquired and operated 16 radio stations until its merger into Jacor Communications, Inc. in February 1997. Prior to 1993, Mr. Jacobs was Chairman and Chief Executive Officer of Jacor Communications, Inc., a radio broadcast company which he founded in 1979 and which, during his tenure, grew to become the then ninth largest radio company in the U.S. in terms of revenue. From 1974 to 1980, Mr. Jacobs was Senior Vice President and Actuary and a member of the Board of Directors of Great American Insurance Company, the insurance group of American Financial Group, Inc., Cincinnati, Ohio. Mr. Jacobs currently serves as a director of National Grange Mutual Insurance Company.

     Mr. Fairman has been Chairman of the Board, Chief Executive Officer and Treasurer of Faircom since its founding and organization by him in April 1984. Prior thereto he was an investment banking executive, and a practicing attorney focusing on corporate transactions. From 1965 through 1983, he was employed by Prudential-Bache Securities, Inc., and its predecessor firms. He was the founder and Managing Director of Prudential-Bache's Communications Group, which provided investment banking services to a wide variety of communications companies. Mr. Fairman has been a director of a number of public and private companies, including Barton's Candy Corp., Microwave Semiconductor Corp. and Great Scott Supermarkets, Inc.

     Mr. Stakelin has been President, Chief Operating Officer and a Director of Regent since its organization in November 1996. He served as Executive Vice President and Chief Operating Officer of Regent I from 1995 until its merger into Jacor Communications, Inc. in February 1997. Mr. Stakelin served as President and Chief Executive Officer of Apollo Radio, Ltd., a privately-held radio broadcast company which he co-founded in 1988 and which acquired and operated nine radio stations until its sale to Regent I in 1995. Mr. Stakelin has held numerous industry offices, including Chairman of the Board of the National Association of Broadcasters. From 1983 to 1988, Mr. Stakelin was President and Chief Executive Officer of the Radio Advertising Bureau. He currently serves as a member of the Board of Directors of the National Advertising Council, the Associated Press and the Radio Advertising Bureau.

     Mr. Murr has been employed by Regent as Senior Vice President since June 1997. Mr. Murr entered broadcasting in 1972 as a sales representative for radio station WINN in Louisville, Kentucky, which at that time was owned by Bluegrass Broadcasting Co., a company operated by Mr. Stakelin. Mr. Murr became general sales manager for radio station WAVE in Louisville, Kentucky in 1974 and then rejoined Bluegrass Broadcasting in 1980 as General Sales Manager in Orlando, Florida. Mr. Murr joined Apollo Radio Ltd. when that company was formed by Mr. Stakelin in 1988, serving in the capacity as Vice President/General Manager of KUDL/KMXV in Kansas City, Missouri. In October 1995, he joined Regent I upon the sale of Apollo to that company and became Vice President/General Manager of a five-station group in Las Vegas, where he served until Regent I was acquired by Jacor Communications, Inc. in February 1997.

     Mr. Yeoman has been Vice President, Finance and Assistant Secretary of Regent since March 1997. In 1993, he left his position with Jacor
Communications, Inc. to assist Mr. Jacobs in the formation and operation of Regent I, where he held the position of Controller until its merger into Jacor Communications, Inc. in February 1997.

     Mr. Mayfield has served as a Director of Regent since May 1997, elected pursuant to the terms of Regent's Series A Convertible Preferred Stock to represent the holders of such stock. Since 1978, he has been President of Mayfield & Robinson, Inc., a management and financial consulting firm in Cincinnati, Ohio. Since August 1994, Mr. Mayfield has served as Vice President and a director of Mayson, Inc., a corporation 50% owned by him which serves as the general partner of River Cities Management Limited Partnership, the general partner of River Cities Capital Fund Limited Partnership, which holds 50% of the outstanding shares of Regent's Series A Preferred Stock. Mr. Mayfield is also a director of NS Group, Inc.

     Mr. Wyant has served since its formation in 1992 as President of Blue Chip Venture Company, a venture capital investment firm which, together with its affiliates, manages an aggregate of approximately $180 million of committed capital for investment in privately held high growth companies. From 1991 to 1992, Mr. Wyant served as Executive Vice President, Corporate Finance, of Gradison & Co., a financial services firm, where his primary activity was the development and formation of Blue Chip Venture Company. Mr. Wyant was initially trained in marketing with The Procter & Gamble Company and served in marketing and general management positions with Taft Broadcasting Company. Subsequently, he was Chief Executive Officer of Home Entertainment Network and Nutrition Technology Corporation, both venture capital-backed companies. He has been a director of Faircom since September 1997 and also is a director of Zaring National Corporation, Ciao Cucina Corporation and a number of privately held companies.

     William H. Ingram has served since its formation in early 1997 as Chairman of the Board of Directors of Waller-Sutton Management Group, Inc., which manages Waller-Sutton, an investment partnership focused on the media, communications, and entertainment industries. Mr. Ingram has also served since 1973 as President and Chief Executive Officer of Sutton Capital Associates, Inc., an investment management firm co-founded by him, specializing in cable television, wireless telephony and related industries. Mr. Ingram has responsibility for all the company's activities, including identifying investments and determining and securing the financing needs of such investments. Before co-founding Sutton Capital, Mr. Ingram was head of the Corporate Finance Department for a Wall Street investment bank and a CPA with Touche Ross & Co. Mr. Ingram has a Master of Business Administration degree in marketing from the Wharton School of Finance and Commerce of the University of Pennsylvania and a Bachelor's degree in accounting from Ohio State University.

     Richard H. Patterson has served since its formation in early 1997 as a Vice President of Waller-Sutton Management Group, Inc. He has also been a partner of Waller Capital Corporation, a privately owned cable television brokerage firm, since joining that company in 1986. Prior to joining Waller Capital Corporation, Mr. Patterson was a banking officer at Mellon Bank, where he handled cable television loans and larger corporate accounts in the Rocky Mountain region. Mr. Patterson received a Master of Business Administration degree in Finance and International Business from Columbia University and a Bachelor's degree in economics from Holy Cross College. Mr. Patterson also serves as a director of KMC Telecom, Inc.

ELECTION OF DIRECTORS

     Messrs. Jacobs and Stakelin were re-elected on May 20, 1997 as directors of Regent to serve until the 1998 annual meeting of stockholders of Regent and until their respective successors are elected and qualified. Pursuant to the terms of Regent's Series A Preferred Stock, Mr. Mayfield was elected on May 20, 1997 as a director of Regent to represent the holders of such stock, to serve until the 1998 annual meeting of stockholders and until his successor is elected and qualified.

     Pursuant to the Agreement of Merger, Messrs. Fairman and Wyant will become directors of Regent at effectiveness of the Merger, to serve until the 1999 annual meeting of stockholders and until their respective successors are elected and qualified.

     Messrs. Ingram and Patterson have consented to serve as directors of Regent upon and subject to closing of the equity investment of Waller-Sutton in Regent.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of Regent intends to establish an Audit Committee and a Compensation Committee following the Merger. It is intended that Messrs. Mayfield and Wyant will serve as initial members of both committees. If Messrs. Ingram and Patterson join the Regent Board of Directors, it is intended Mr. Ingram will serve as a member of the Audit Committee and Mr. Patterson will serve as a member of the Compensation Committee.

COMPENSATION OF DIRECTORS

     Each of the directors of Regent currently serving as such, and each of the individuals who is to become a director of Regent upon effectiveness of the Merger, either is or will become an employee of Regent, or serves or will serve as a director pursuant to the terms of a series of Regent Preferred Stock representing the holders thereof and, as such, will not receive compensation for his service as a director of Regent.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the annual compensation of the executive officers of Regent for the fiscal year ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                NAME AND PRINCIPAL POSITION                   SALARY     OTHER
                ---------------------------                   -------    ------
Terry S. Jacobs.............................................  $10,500    $1,050(a)
  Chairman of the Board and Chief Executive Officer
William L. Stakelin.........................................  $10,500    $1,050(a)
  President and Chief Operating Officer
Fred L. Murr................................................  $34,615(b)      0
  Senior Vice President
Matthew A. Yeoman...........................................  $56,539         0
  Vice President, Finance

---------------

(a) Automobile allowance paid in 1997.

(b) Mr. Murr joined Regent in June 1997.

     Employment Agreements. Regent has entered into employment agreements with Terry S. Jacobs and William L. Stakelin pursuant to which Mr. Jacobs is employed as Chairman and Chief Executive Officer of

Regent and Mr. Stakelin is employed as President and Chief Operating Officer of Regent, each for an initial term of three years commencing March 1, 1998 and ending April 30, 2001. Under their employment agreements, Mr. Jacobs and Mr. Stakelin are entitled to base salaries of $250,000 and $225,000, respectively, which amounts are subject each 12-month period to an increase in the discretion of the Board of Directors and to a mandatory cost-of-living increase tied to the Consumer Price Index-All Items. The employment agreements also provide for Messrs. Jacobs and Stakelin to receive a discretionary annual bonus. Such bonus, if any, is to be determined by the Board of Directors of Regent and based on performance of the employee and Regent and the achievement of certain goals established for each year. As a guideline, the employment agreements reflect the expectation of the parties that performance during a fiscal year that is rated as "good" should merit a discretionary bonus equal to 50% of the employee's base salary for that fiscal year, with an unspecified higher percentage for performances of "excellent" or "outstanding," an unspecified lower percentage for performances of only "satisfactory," and no bonus for performances of "poor." In addition, the employment agreements entitle Messrs. Jacobs and Stakelin each to receive grants of incentive and non-qualified options to acquire capital stock of Regent in the discretion of the Board of Directors to purchase such number of shares of Regent Common Stock as would equal 5.5% of Regent's common stock outstanding from time to time (assuming the exercise of all then outstanding warrants and options covering Regent capital stock and the conversion of all securities then convertible into Regent capital stock) provided, however, that such number shall not exceed 733,333 without further approval of the Board of Directors (and Waller-Sutton if the Series F Preferred Stock is issued). All options are to have an exercise price per share determined by the Board of Directors of Regent (but not less than the greater of the per share fair market value of the underlying Regent Common Stock on the date of grant and $5.00 per share). Grants of incentive stock options are to vest over a period of ten years (10% per year) and are to be exercisable for ten years from the date of grant. Grants of non-qualified stock options are to vest over a period of three years (33% per year) and have an exercise period of ten years from the date of grant. All unvested options will fully vest immediately upon a change of corporate control of Regent or a sale of substantially all of its assets. The employment agreements also provide for Messrs. Jacobs and Stakelin to receive use of an automobile, parking and automobile insurance coverage at Regent's expense and other benefits available to key management employees generally.

     The employment agreements of Messrs. Jacobs and Stakelin are terminable by them upon 90 days' prior written notice (provided if the Series F Preferred Stock is issued, the agreements will be modified to require at least six months' notice which could not be given until after 18 months following the Merger) and are terminable by Regent at any time. In the event of a termination by reason of the employee's death or disability or in the event of a termination by Regent without cause, then (a) Regent is required to purchase, and the employee is required to sell to Regent, (i) all shares of Regent stock owned by him at a price equal to its fair market value as of the date of termination (provided that the valuation date may not be earlier than September 30, 1998) and (ii) all vested stock options held by him at a price equal to the excess of the fair market value of the underlying stock over the exercise price, (b) all unvested options will terminate, and (c) the employee is entitled to receive his base salary through the termination date and, in the event of disability, for up to one year after termination during the continuation of disability. In the case of termination due to death or disability, the employee is also entitled to a prorated portion of any bonus to which he otherwise would have been entitled. If employment is terminated by Regent without cause, the employment agreements entitle Mr. Jacobs or Mr. Stakelin, as the case may be, to receive, in addition to base salary and bonus prorated through the date of termination, the greater of his current base salary for an additional 12-month period or his current base salary throughout the remaining portion of the current three-year term of the employment agreement. Messrs. Jacobs and Stakelin are subject to customary non-competition and non-solicitation covenants during their period of employment with Regent and for an 18-month period thereafter (12 months in the case of a termination of employment by Regent without cause where severance is being paid) as well as customary confidentiality covenants.

     Pursuant to the terms of the Merger Agreement, at Effectiveness, Regent has agreed to enter into an employment agreement with Joel M. Fairman providing for Mr. Fairman to be employed by Regent as Vice Chairman of the Board for a two-year term and as a consultant for the one-year period thereafter in accordance with the terms of a standard consulting agreement to be entered into between Regent and Mr. Fairman at that time. During the term of the employment agreement and the consulting agreement, Mr. Fairman will be entitled to receive annual base compensation equal to $190,000.

     The employment and consulting agreements will provide for Mr. Fairman to receive a discretionary annual bonus which, if awarded, would be in such amount as may be determined by the Board of Directors of Regent and would be based on the performance of Mr. Fairman and of Regent and the achievement of certain goals established for each year. In addition, Mr. Fairman will be entitled to receive grants of incentive or non-qualified options to acquire capital stock of Regent under Regent's 1998 Management Stock Option Plan in the discretion of the Board of Directors. The employment agreement will also contain Regent's agreement to seek to cause Mr. Fairman to be elected and re-elected to the Board of Directors of Regent to serve throughout the term of his employment and consultancy with Regent and for two years thereafter, except if his employment has been terminated for cause. The employment agreement will obligate Regent to continue the existing lease currently utilized by Faircom at Suite 220, Old Brookville, New York, pursuant to the existing lease terms through the end of the employment and consultation periods. The employment and consulting agreements will also provide for Mr. Fairman to own a term life insurance policy paid for by Regent and to receive use of an automobile and automobile insurance coverage at Regent's expense and other benefits available to key management employees generally.

     The employment agreement of Mr. Fairman will be terminable by him upon 90 days' prior written notice and will be terminable by Regent at any time. In the event of a termination by reason of Mr. Fairman's death or disability or in the event of a termination by Regent without cause, then Mr. Fairman would be entitled to receive his base salary through the termination date and, in the event of disability, for up to one year after termination during the continuation of disability. In the case of termination due to death or disability, Mr. Fairman would also be entitled to a prorated portion of any bonus to which he otherwise would have been entitled. If employment is terminated by Regent without cause, the employment and consulting agreements would entitle Mr. Fairman to receive, in addition to his base salary and any bonus prorated through the date of termination, the greater of his base salary for an additional 12-month period or his base salary throughout the remaining portion of the current term of his employment and consulting agreements. Mr. Fairman will be subject to customary non-competition and non-solicitation covenants during his period of employment and consultancy with Regent and for an 18-month period thereafter (12 months in the case of a termination of employment by Regent without cause where severance is being paid), as well as customary confidentiality covenants.

     Management Stock Options. An employee stock option plan known as the Regent Communications, Inc. 1998 Management Stock Option Plan (the "Plan") has been was adopted by Regent's Board of Directors and approved by its stockholders, effective January 1, 1998. The Plan provides for the issuance of stock options for not more than 2,000,000 shares of Regent Common Stock to full-time, salaried employees of Regent and its subsidiaries who are determined by the Compensation Committee of the Board of Directors to be key management employees whose performance merits special recognition. As of the date of this Proxy Statement/Prospectus, 20 employees were eligible to participate in the Plan.

     The Plan permits the granting of incentive stock options under Section 422 of the Internal Revenue Code, as well as non-qualified stock options. Under the Plan, the exercise price of incentive stock options that may be granted cannot be less than the fair market value of the underlying stock on the date of grant (110% of the fair market value for incentive stock options granted to any 10% stockholder). Regent Common Stock underlying options that expire or are surrendered unexercised become available for reissuance under the Plan. Options granted under the Plan may be exercisable for up to ten years following the date of grant, except that incentive stock options granted to employees who own more than 10% of the voting shares of Regent may not be exercisable beyond five years from the date of grant. Unless earlier terminated by the Board of Directors, the Plan will terminate in 2007.

     The Board of Directors of Regent has authorized the grant upon effectiveness of the Merger of incentive and non-qualified stock options under the Plan to Mr. Jacobs and Mr. Stakelin in accordance with the terms of their employment agreements. Those agreements provide for the issuance to Messrs. Jacobs and Stakelin in intervals as equity securities are issued by Regent of options to acquire up to 5.5% each of the outstanding capital stock of Regent, on a fully-diluted, as converted, basis, subject to a maximum number of 733,333 without further approval of the Board of Directors (and Waller-Sutton if the Series F Preferred Stock is issued). It is anticipated the grants to be made upon effectiveness of the Merger will entitle Mr. Jacobs and Mr. Stakelin each to purchase approximately 612,000 shares of Regent Common Stock, assuming all of the Pending Transactions and the issuance of at least $10,000,000 of the Series F Preferred Stock are completed concurrently with the Merger. The exercise price per share is to be $5.00 per share (assuming such price is not less than the fair market value per share of the Regent Common Stock on the date of grant). Additional options will be granted to Messrs. Jacobs and Stakelin as additional shares of capital stock of Regent are issued. Of the options to be granted to each of Mr. Jacobs and Mr. Stakelin, the maximum allowable will be issued as incentive stock options (expected to be at least 200,000) that will vest over ten years (10% per year) and will be exercisable in equal one-tenth increments commencing on the date of grant and continuing on each anniversary of the date of grant. The balance of the options will be non-qualified stock options that will vest over three years (33% each year) and will become exercisable in equal one-third increments commencing at the end of each of the first three years following grant. All unvested options granted to Messrs. Jacobs and Stakelin will also fully vest immediately upon a change of majority control of Regent or sale of substantially all of its assets. All options granted will expire at the end of ten years from the date of grant (or such shorter period as may be required to preserve qualified tax treatment). Options granted to a participant under the Plan shall terminate when a participant ceases to be an employee of Regent, but may be exercised, to the extent exercisable on the date of termination, within one year thereafter if termination is due to disability, within six months after death, and within three months after termination for all other reasons, provided that the options have not then expired. As of the date of this Proxy Statement/Prospectus, no options have been granted under the Plan.

     Pursuant to the anti-dilution provisions of the various series of Regent's Preferred Stock, the number of shares of Regent Common Stock into which the Regent Preferred Stock is convertible is to be adjusted to preserve the relative ownership position of the holder in certain events, including the issuance of options for the purchase of Regent Common Stock with certain exceptions. One exception is the issuance of incentive stock options to management of Regent exercisable for up to 15% of the equity securities of Regent on a fully diluted basis. In order to avoid triggering the anti-dilution provisions of the various series of Regent's Preferred Stock, it is the present intention of the Regent Board of Directors that any options granted under the Plan will be limited in number such that, at any time, the number of shares of Regent capital stock issued or issuable pursuant to the exercise of options granted under the Plan will not, in the aggregate, exceed 15% of the number of shares of Regent capital stock outstanding (assuming and giving effect to the exercise of all then outstanding warrants and options and the conversion of all then outstanding securities convertible into Regent capital stock).

     Retirement Plan. Effective January 1, 1997, Regent established the Regent Communications, Inc. 401(k) Profit Sharing Plan and Trust, a cash or deferred profit sharing plan, for the benefit of its nonunion employees. For the initial Plan Year, eligible employees age 21 or older on December 15, 1997 became participants in the plan. For all subsequent years, eligible employees who meet the minimum eligibility requirements of age 21, 12 consecutive months of employment and 1,000 hours of service in such 12-month period will become participants. The retirement plan is a qualified plan under Section 401(a) of the Internal Revenue Code. Three types of contributions may be made to the retirement plan: elective contributions, non-elective contributions and profit sharing contributions. Regent has no obligation to make profit sharing contributions under the plan. As of December 31, 1997, no non-elective or profit sharing contributions had been made to the plan, and none of Regent's officers or directors had made any salary deferral elections under the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF REGENT

     The following table sets forth, as of the date of this Proxy Statement/Prospectus and following Effectiveness, the approximate number and percentage by class of Regent's securities held by (i) beneficial owners of more than 5% of Regent's respective classes of securities, (ii) Regent's directors and individuals who are to become directors of Regent at Effectiveness, (iii) Regent's executive officers and individuals who are to become executive officers of Regent at Effectiveness, and (iv) all such executive officers and directors of Regent, as a group.

                                                        AS OF APRIL , 1998      FOLLOWING EFFECTIVENESS (B)
                                                     ------------------------   ----------------------------
                                                      AMOUNT AND                  AMOUNT AND
                                                      NATURE OF                    NATURE OF
         TITLE               NAME AND ADDRESS OF      BENEFICIAL     PERCENT      BENEFICIAL        PERCENT
        OF CLASS              BENEFICIAL OWNER       OWNERSHIP(A)    OF CLASS    OWNERSHIP(A)       OF CLASS
        --------             -------------------     ------------    --------   ---------------     --------
Common Stock............  Terry S. Jacobs               432,568(c)     80.1%          440,000(c)(d)   78.6%
Common Stock............  William L. Stakelin           107,432        44.8%          160,000(d)(e)   57.1%
Common Stock............  R. Glen Mayfield                    (f)       (f)              (f)(g)       (f)(g)
Common Stock............  River Cities Capital Fund
                          Limited Partnership           300,000(f)     55.6%          380,000(f)(g)   61.3%
Common Stock............  General Electric Capital
                          Corporation                   500,000(h)     67.6%          550,000(h)      69.6%
Common Stock............  John H. Wyant                       0           0%           (i)(j)         (i)(j)
Common Stock............  Blue Chip Capital Fund II
                          Limited Partnership                 0           0%        1,702,718(i)      87.7%
Common Stock............  Miami Valley Venture Fund
                          L.P.                                0           0%          300,339(j)      55.6%
Common Stock............  PNC, National
                          Association, Trustee                0           0%          276,694(k)      53.6%
Common Stock............  Joel M. Fairman                     0           0%          346,681(l)      59.1%
Common Stock............  William H. Ingram                   0           0%              (m)            (m)
Common Stock............  Richard H. Patterson                0           0%              (m)            (m)
Common Stock............  Waller-Sutton
                          Media Partners, L.P.                0           0%        3,220,639(m)      93.1%
Common Stock............  Thomas Gammon                       0           0%          400,000(n)      62.5%
Common Stock............  Redwood Broadcasting,
                          Inc.                                0           0%          200,000(o)      45.5%
Common Stock............  All executive officers
                          and directors as a group
                          (5 persons; 9 persons at
                          Effectiveness)                980,000(p)    100.0%        6,550,377(p)     100.0%
Preferred Stock.........  Terry S. Jacobs               300,000(c)     16.5%          300,000(c)       4.1%
Preferred Stock.........  William L. Stakelin                 0           0%           20,000(e)         *%
Preferred Stock.........  R. Glen Mayfield                  (f)           (f)               (f)          (f)
Preferred Stock.........  River Cities Capital Fund
                          Limited Partnership           300,000(f)     16.5%          300,000(f)       4.1%
Preferred Stock.........  General Electric Capital
                          Corporation                 1,000,000(h)     55.0%        1,000,000(h)      13.8%
Preferred Stock.........  John H. Wyant                       0           0%           (i)(j)         (i)(j)
Preferred Stock.........  Blue Chip Capital Fund II
                          Limited Partnership                 0           0%        1,702,718(i)      23.5%
Preferred Stock.........  Miami Valley Venture Fund
                          L.P.                                0           0%          300,339(j)       4.1%
Preferred Stock.........  PNC, National
                          Association, Trustee                0           0%          276,694(k)       3.8%
Preferred Stock.........  Joel M. Fairman                     0           0%          346,681(l)       4.8%
Preferred Stock.........  BMO Financial, Inc.           220,000(q)     12.1%        1,000,000(q)      13.8%

                                                        AS OF APRIL , 1998      FOLLOWING EFFECTIVENESS (B)
                                                     ------------------------   ----------------------------
                                                      AMOUNT AND                  AMOUNT AND
                                                      NATURE OF                    NATURE OF
         TITLE               NAME AND ADDRESS OF      BENEFICIAL     PERCENT      BENEFICIAL        PERCENT
        OF CLASS              BENEFICIAL OWNER       OWNERSHIP(A)    OF CLASS    OWNERSHIP(A)       OF CLASS
        --------             -------------------     ------------    --------   ---------------     --------
Preferred Stock.........  Waller-Sutton
                          Media Partners, L.P.                0           0%        2,400,639(m)      33.1%
Preferred Stock.........  Thomas P. Gammon                    0           0%          400,000(n)       5.5%
Preferred Stock.........  Redwood Broadcasting,
                          Inc.                                0           0%          200,000(n)       2.8%
Preferred Stock.........  All executive officers
                          and directors as a group
                          (5 persons; 9 persons at
                          Effectiveness)                600,000(r)     33.0%        5,370,377(r)      74.1%

---------------

* Less than 1%.

(a) The Securities and Exchange Commission has defined "beneficial ownership" to include sole or shared voting or investment power with respect to a security or the right to acquire beneficial ownership within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted and includes certain shares held in the name of affiliated companies as to which beneficial ownership may be disclaimed. Shares issuable upon conversion of convertible securities or upon exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons believed to own beneficially such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership of overall voting power of any other person.

(b) Reflects the number of shares of each class of Regent's capital stock as to which beneficial ownership will be held or may be acquired within 60 days, as of Effectiveness of the Merger, based upon the financial statements of Faircom as of December 31, 1997, adjusted to reflect the acquisition by Faircom of the Shelby Station in January 1998 and Faircom's share of debt prepayment premiums and brokerage commissions related to the Merger, and assuming (i) the conversion in full of the Class A and Class B Faircom Subordinated Notes into 19,012,000 shares of Faircom Common Stock prior to Effectiveness; (ii) the issuance of 3,720,796 shares of Series C Preferred Stock to Faircom stockholders in the Merger; (iii) the issuance of approximately 3,400,000 additional shares of Regent Preferred Stock pursuant to existing agreements and commitments; and (iv) the issuance of approximately 990,000 shares of Regent Common Stock and approximately 274,045 shares of Regent Preferred Stock pursuant to the conversion and exercise of all outstanding Faircom Options, and the exercise of all options and warrants for the acquisition of Regent Common Stock or Regent Preferred Stock which are either outstanding or to be issued pursuant to existing agreements and commitments and which are exercisable within 60 days following Effectiveness (assuming the acquisition by Waller-Sutton from Blue Chip and Miami Valley of $1,500,000 aggregate principal amount of Class A and Class B Faircom Subordinated Notes pursuant to the Waller-Sutton Commitment). See "Information Concerning Faircom--Security Ownership of Certain Beneficial Owners and Management."

(c) Includes 300,000 shares of Regent's Series A Preferred Stock held by Mr. Jacobs, which shares are convertible into shares of Regent Common Stock at any time on a one-for-one basis. Following Effectiveness, also includes options to purchase 20,000 shares of Regent Common Stock estimated to become exercisable upon consummation of the Merger. See "The Merger--Interests of Certain Persons in the Merger; Certain Relationships" and "Information Concerning Regent--Compensation of Executive Officers." Mr. Jacobs's address is c/o Regent Communications, Inc., 50 E. RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011.

(d) Mr. Jacobs has agreed to transfer 12,568 shares of Regent Common Stock to Mr. Stakelin upon Effectiveness.

(e) Includes 20,000 shares of Regent's Series A Preferred Stock which Mr. Stakelin has the obligation to purchase at any time prior to Effectiveness and which shares, when issued to Mr. Stakelin, will be convertible into shares of Regent Common Stock at any time on a one-for-one basis. Following Effectiveness, also includes options to purchase 20,000 shares of Regent Common Stock estimated to become exercisable upon consummation of the Merger. See "The Merger--Interests of Certain Persons in the Merger; Certain Relationships" and "Information Concerning Regent--Compensation of Executive Officers." Mr. Stakelin's address is c/o Regent Communications, Inc., 50 E. RiverCenter Boulevard, Suite 180, Covington, Kentucky 41011.

(f) Includes 300,000 shares of Regent's Series A Preferred Stock held by River Cities Capital Fund Limited Partnership, which shares are convertible at any time into Regent Common Stock on a one-for-one basis. R. Glen Mayfield, a director of Regent, is the Vice President, a director and a 50% stockholder of Mayson, Inc., the general partner of River Cities Management Limited Partnership, which is the general partner of River Cities Capital Fund Limited Partnership. Mr. Mayfield disclaims beneficial ownership of the securities held by River Cities Capital Fund Limited Partnership. The address of River Cities Capital Fund Limited Partnership and Mr. Mayfield is 221 E. Fourth Street, Suite 2250, Cincinnati, Ohio 45202.

(g) Includes warrants to purchase 80,000 shares of Regent Common Stock, which River Cities Capital Fund Limited Partnership is entitled to receive at Effectiveness.

(h) General Electric Capital Corporation holds 1,000,000 shares of Regent Series B Preferred Stock, which shares are convertible into Regent Common Stock on a one-half-for-one basis. The share number shown Following Effectiveness includes warrants to purchase 50,000 shares of Regent Common Stock which General Electric Capital Corporation is to receive upon issuance of 2,000,000 shares of Series F Preferred Stock to Waller-Sutton and others. The address of General Electric Capital Corporation is 3379 Peachtree Road N.E., Suite 600, Atlanta, Georgia 30326.

(i) Represents 1,702,718 shares of Series C Preferred Stock that would be issued in the Merger in respect of the Faircom Common Stock issuable to Blue Chip Capital Fund II Limited Partnership upon conversion of the Class A and Class B Faircom Subordinated Notes. See also notes (k) and (m) below. John H. Wyant, a director of Faircom, is a beneficial owner and manager of Blue Chip Venture Company Ltd., which is general partner of Blue Chip Capital Fund II Limited Partnership. Mr. Wyant disclaims beneficial ownership of the securities held by Blue Chip Capital Fund II Limited Partnership. The address of Blue Chip Capital Fund II Limited Partnership and Mr. Wyant is 2000 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202. See "Information Concerning Faircom -- Security Ownership of Certain Beneficial Owners and Management of Faircom."

(j) Represents 300,339 shares of Series C Preferred Stock that would be issued in the Merger in respect of the Faircom Common Stock issuable to Miami Valley Venture Fund L.P. upon conversion of the Class A and Class B Faircom Subordinated Notes. See also note (b) above and notes (k) and (m) below. John H. Wyant, a director of Faircom, is a beneficial owner and manager of Blue Chip Venture Company of Dayton, Ltd., an investment manager for Miami Valley Venture Fund L.P. Mr. Wyant disclaims beneficial ownership of the securities held by Miami Valley Venture Fund L.P. The address of Miami Valley Venture Fund L.P. and Mr. Wyant is 2000 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202. See "Information Concerning
     Faircom -- Security Ownership of Certain Beneficial Owners and Management of Faircom."

(k) Represents approximately 276,694 shares of Series C Preferred Stock that would be issued in the Merger in respect of the Faircom Common Stock issuable to PNC Bank, National Association, Trustee, upon conversion of the Class A and Class B Faircom Subordinated Notes. PNC Bank, National Association, Trustee, has the right to require Blue Chip and Miami Valley to purchase such shares under certain circumstances. See "Information Concerning Faircom -- Security Ownership of Certain Beneficial Owners and Management of Faircom." The address of PNC Bank, National Association, Trustee, is PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202.

(l) Represents 346,681 shares of Series C Preferred Stock (A) to be issued in the Merger in respect of the shares of Faircom Common Stock held by Mr. Fairman and (B) issuable pursuant to Regent Options into which Faircom Options held by Mr. Fairman would be converted in connection with the Merger, which shares would be convertible at any time into Regent Common Stock on a one-for-one basis. Mr. Fairman's address is 333 Glen Head Road, Old Brookville, New York 11545. See "The
     Merger -- Interests of Certain Persons in the Merger; Certain Relationships" and "Information Concerning Faircom -- Security Ownership of Certain Beneficial Owners and Management of Faircom."

(m) Waller-Sutton is expected to acquire the following securities concurrently with consummation of the Merger pursuant to its commitment letter: (A) 2,000,000 shares of Series F Preferred Stock, which would be issued by Regent to Waller-Sutton and would be convertible at any time into Regent Common Stock on a one-for-one basis; (B) 400,639 shares of Series C Preferred Stock that would be issued to Waller-Sutton in the Merger in respect of the Faircom Common Stock issuable to Waller-Sutton upon conversion of the Class A and Class B Faircom Subordinated Notes that Waller-Sutton would acquire from Blue Chip and Miami Valley, which Series C Preferred Stock would be convertible at any time into Regent Common Stock on a one-for-one basis; and (C) warrants for the purchase of 820,000 shares of Regent Common Stock. William H. Ingram and Richard H. Patterson, who are managing members of Waller-Sutton Media, LLC, the general partner of Waller-Sutton and directors, executive officers and stockholders of Waller-Sutton Management Group, Inc., the managing agent of Waller-Sutton, will join the Board of Directors of Regent upon completion of Waller-Sutton's initial equity investment in Regent. Messrs. Ingram and Patterson disclaim beneficial ownership of the securities to be acquired by Waller-Sutton Media Partners, L.P. The address of Waller-Sutton is 18 Bank Street, Suite 202, Summit, New Jersey 07901. Mr. Ingram's address is One Rockefeller Plaza, New York, New York 10112, and Mr. Patterson's address is 30 Rockefeller Plaza, New York, New York 10112. See "Information Concerning Regent -- Recent and Pending Transactions."

(n) Represents the estimated number of shares of Regent's Series E Convertible Preferred Stock expected to be issued to Thomas Gammon, the sole stockholder of Topaz Broadcasting, Inc., pursuant to the Agreement of Merger dated as of December 17, 1997 among Topaz Broadcasting, Inc., Regent and Regent Broadcasting of Victorville, Inc. Such number of shares (subject to further adjustment based upon certain assets and liabilities of Topaz Broadcasting, Inc. at the time of closing) would be convertible at any time into shares of Regent Common Stock on a one-for-one basis. Mr. Gammon's address is 1476 Waterfront Road, Suite 100, Reston, Virginia 22094. See "Information Concerning Regent -- Recent and Pending Transactions."

(o) Represents the estimated number of shares of Regent's Series E Preferred Stock expected to be issued to Redwood Broadcasting, Inc., the sole stockholder of Alta California Broadcasting, Inc., pursuant to the Agreement of Merger dated as of October 10, 1997 among Alta California Broadcasting, Inc., Regent and Regent Acquisition Corp. Such number of shares (subject to further adjustment based upon certain assets and liabilities of Alta California Broadcasting, Inc. at the time of the closing) would be convertible at any time into shares of Regent Common Stock on a one-for-one basis. The address of Redwood Broadcasting, Inc. is 7518 Elbow Bend Road, Carefree Arizona 85377. See "Information Concerning Regent -- Recent and Pending Transactions."

(p) Includes the shares of Series A Preferred Stock held by Mr. Jacobs and River Cities Capital Fund Limited Partnership. See notes (c) and (f) above. Following Effectiveness, also includes certain options to purchase Regent Common Stock held by Messrs. Jacobs and Stakelin described in notes (c) and
     (e) above and the other securities described in notes (e), (g), (i), (j),
     (l) and (m) above.

(q) BMO Financial, Inc. currently holds 220,000 shares of Regent's Series D Preferred Stock, which shares are convertible into shares of Regent Common Stock on a one-for-one basis provided that, except in certain limited circumstances, the shares of Regent Common Stock acquired by BMO Financial, Inc. on conversion may not exceed 4.9% of the total shares of Regent Common Stock then outstanding. See "Description of Regent Securities." BMO Financial, Inc. has agreed to purchase, on or before Effectiveness, an additional 780,000 shares of Series D Preferred Stock. The address of BMO Financial, Inc. is 430 Park Avenue, New York, New York 10022.

(r) Includes the shares of Series A Preferred Stock held by Mr. Jacobs and River Cities Capital Fund Limited Partnership. See notes (c) and (f) above. Following Effectiveness, also includes the securities described in notes
     (e), (g), (i), (j), (l) and (m) above.

                        DESCRIPTION OF REGENT SECURITIES

GENERAL

     The discussion in this Proxy Statement/Prospectus of the terms of the capital stock of Regent is subject to and qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of Regent, a copy of which is attached to this Proxy Statement/Prospectus as Appendix B and incorporated herein by reference.

     Various portions of the following discussion refer to the rights of holders of Regent's Preferred Stock under certain circumstances, including the sale of all or substantially all of Regent's properties or assets. Under Delaware common law, the phrase "substantially all" as used in the context of the sale of a corporation's assets is not generally subject to quantification. The Delaware courts have held that a critical factor in determining the character of a sale of assets is generally considered not to be the amount of property sold but whether the sale is in fact an unusual transaction or one made in the regular course of business. More specifically, the courts have held that if the sale is of assets quantitatively vital to the operation of the corporation and is out of the ordinary and substantially affects the existence and purpose of the corporation, then it is beyond the power of the Board of Directors to act without stockholder approval.

     The fact that an established meaning for the phrase "substantially all" is not available under applicable state law creates an uncertainty with respect to whether a sale of substantially all of Regent's properties and assets has occurred and whether the holders of Regent's preferred stock have rights that would exist upon the occurrence of such an event. Accordingly, should the situation arise, it may be necessary for such holders to resort to litigation in order to resolve such uncertainty.

CAPITAL STOCK

     The authorized capital stock of Regent consists of 50,000,000 shares of capital stock, consisting of 30,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share ("Regent Preferred Stock"), of which 620,000 shares have been designated Series A Convertible Preferred Stock, 1,000,000 shares have been designated Series B Senior Convertible Preferred Stock, 4,300,000 shares have been designated Series C Convertible Preferred Stock, 1,000,000 shares have been designated Series D Convertible Preferred Stock, and 5,000,000 shares have been designated Series E Convertible Preferred Stock. An additional series of 3,700,000 shares is intended to be designated as Series F Convertible Preferred Stock for issuance pursuant to the Waller-Sutton Commitment, although this number may be increased to as many as 4,500,000 should as much as $22,500,000 of Series F Convertible Preferred Stock be issued.

     The following summary description of Regent's capital stock is not intended to be complete and is subject to and qualified in its entirety by reference to the terms of instruments and agreements relating thereto, each of which has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part. Unless otherwise stated, capitalized terms have the same meaning as in Regent's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation").

     Regent holds (directly or indirectly) licenses from the FCC to conduct its business and such licenses are conditioned upon some or all of the holders of Regent's capital stock possessing prescribed qualifications. The Regent Common Stock and Regent Preferred Stock are subject to redemption by Regent, to the extent necessary to prevent the loss of any such license held by Regent or to reinstate it, for cash, property or rights, including other securities of Regent, at such time or times as the Board of Directors of Regent determines, upon notice and following the same procedures as are applicable to redemption of Regent Preferred Stock, at a redemption price equal to its fair market value.

COMMON STOCK

     Regent Common Stock has full voting rights and other characteristics of common stock recognized under the General Corporation Law of the State of Delaware subject to the foregoing paragraph and subject to the rights and preferences of Regent Preferred Stock.

PREFERRED STOCK

     The Board of Directors of Regent has the authority, subject to the limitations prescribed by law and the provisions of Regent's Certificate of Incorporation, to provide for the issuance of the shares of Regent Preferred Stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. Among the specific matters that may be determined by the Board of Directors are the number of shares constituting each series and the distinctive designation thereof; the dividend rate, whether dividends will be cumulative, and the relative rights of priority, if any, on the payment of dividends; whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights; whether the series will have conversion privileges, and if so, the terms of such conversion, including provision for adjustment of the conversion rate; redemption rights and the terms thereof; whether the series will have a sinking fund and if so, the terms and amount of such sinking fund; and the rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of Regent, and the relative rights of priority, if any, of payment of shares of such series.

     Pursuant to this authority, the Board of Directors has established to date five different series of Regent Preferred Stock, and intends to establish a sixth series, with different characteristics as summarized in the following chart:

                    CHARACTERISTICS OF THE DIFFERENT SERIES
                           OF REGENT PREFERRED STOCK

          DIVIDEND         VOTING         LIQUIDATION     CONVERSION        REDEMPTION           BOARD
SERIES      RATE           RIGHTS         PREFERENCE        RIGHTS            RIGHTS        REPRESENTATION
------    --------         ------         -----------     ----------        ----------      --------------
                                                        1:1 optional by
                                                         holder at any
                                          Junior to      time and 1:1      Redeemable by
  A          7%             Full           Series B     mandatory under    Regent at any     One director
                                                            certain            time
                                                         circumstances
                                                                                             One director,
                      Non-voting except   Senior to     .5:1 by holder     Redeemable by       if no FCC
  B         7%*         under limited      all Series    at any time**     Regent at any      regulatory
                        circumstances                                          time            issues***
                                                        1:1 optional by
                                                         holder at any
                                          Junior to      time and 1:1
  C          7%             Full           Series B     mandatory under         No           One director
                                                            certain
                                                         circumstances
                                                        1:1 optional by
                      Generally limited                  holder at any     Redeemable by     None, without
  D          7%      to 4.9% with common  Junior to     time subject to    Regent at any    change to bank
                            stock          Series B         certain            time         holding company
                                                        conditions****                         rules***

          DIVIDEND         VOTING         LIQUIDATION     CONVERSION        REDEMPTION           BOARD
SERIES      RATE           RIGHTS         PREFERENCE        RIGHTS            RIGHTS        REPRESENTATION
------    --------         ------         -----------     ----------        ----------      --------------
                                                        1:1 optional by
                                                         holder at any
                                          Junior to      time and 1:1
  E          7%             Full           Series B     mandatory under         No               None
                                                            certain
                                                         circumstances
                 --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --
                                                        1:1 optional by
                                                         holder at any
                                          Junior to      time and 1:1
  F*****    10%             Full           Series B     mandatory under         No           Two directors
                                                            certain
                                                         circumstances
                 --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --  --

     * Upon issuance of the contemplated Series F Preferred Stock, the terms of the Series B Preferred Stock would be modified to impose a restriction to limit the ratio of Regent's total debt plus Stated Value of the Series B Preferred Stock to EBITDA to 7.75 to 1.00. In the event such ratio is exceeded as a result of the incurrence by Regent of additional debt, while such ratio remains in excess of such limit the dividend rate on the Series B Preferred Stock would increase to 9%.

   ** One-half share of Regent Common Stock for each share of Series B Preferred
      Stock. Upon issuance of the contemplated Series F Preferred Stock, each share of Series B Preferred Stock would also become subject to mandatory conversion into one-half share of Regent Common Stock under the same conditions applicable to the Series F Preferred Stock.

  *** Upon issuance of the contemplated Series F Preferred Stock, Board representation would be limited to an observer seat only, with no voting power.

 **** Upon issuance of the contemplated Series F Preferred Stock, each share of Series D Preferred Stock would also become subject to mandatory conversion into one share of Regent Common Stock under the same conditions applicable to the Series F Preferred Stock, subject, however, to compliance with conditions applicable to optional conversion by the holders referred to below in the discussion of the terms of the Series D Preferred Stock.

***** Pursuant to the terms of the Waller-Sutton Commitment, a new Series F
      Convertible Preferred Stock is intended to be issued, subject to negotiation of definitive documentation and satisfaction of certain other conditions. While the terms of the Series F Preferred Stock are expected to be comparable to the terms of other series of Regent Preferred Stock, the Series F Preferred Stock would be distinctive in several respects. See "Information Concerning Regent -- Recent and Pending Transactions."

A more detailed summary description of the authorized Regent Preferred Stock and the contemplated Series F Preferred Stock follows. If Regent issues the Series F Preferred Stock, the terms of the Series F Preferred Stock as ultimately agreed upon are expected to require certain modifications to the terms relating to the Series A through E Preferred Stock, primarily for purposes of adapting the existing terms of those series to allow for the additional series in accordance with the terms of the Waller-Sutton Commitment. Although informally approved in concept, these modifications must be formally approved by the holders of the Series A, Series B and Series D Preferred Stock, and pursuant to the conditions of the Merger Agreement, by the Board of Directors of Faircom. See "Information Concerning Regent -- Recent and Pending Transactions."

RANKING OF SERIES OF REGENT PREFERRED STOCK

     With respect to the payment of dividends and the distribution of assets and rights upon liquidation, dissolution or winding up of Regent: (i) The Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, and the Series E Preferred Stock rank senior to the Regent Common Stock, as will the Series F Preferred Stock if issued; (ii) the Series B Preferred Stock ranks senior to the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, and any other series, including the Series F Preferred Stock, of Regent Preferred Stock hereafter created; and (iii) the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E

Preferred Stock rank equal to each other, as will the Series F Preferred Stock if issued, regardless of the exercise of the put rights and "tag along" put rights by the holders of the Series F Preferred Stock and the Series A and D Preferred Stock, respectively.

SERIES A PREFERRED STOCK

     General. Regent currently has authority to issue 620,000 shares of Series A Preferred Stock. The stated value ("Stated Value") of the Series A Preferred Stock is $5.00 per share. As of the date of this Proxy Statement/Prospectus, there were issued and outstanding 600,000 shares of Series A Preferred Stock.

     Dividends. The holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Regent out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October, accruing commencing with the date of issue of such shares, at the rate of $.35 per share per annum. No interest is payable on accrued but unpaid dividends.

     Voting Rights. In addition to voting rights required by law or by the Certificate of Incorporation, subject to restrictions contained in the Certificate of Incorporation, the holders of the Series A Preferred Stock are entitled to vote on all matters submitted to a vote of Regent's stockholders. Except as otherwise required by law or provided by Regent's Certificate of Incorporation, the holders of the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock (under certain conditions), the Series E Preferred Stock, and the Regent Common Stock vote together as one class with one vote per share (in the case of Regent Preferred Stock, subject to certain adjustments as provided in Regent's Certificate of Incorporation, and if convertible into Regent Common Stock, one vote per share of Common Stock into which such convertible Preferred Stock is then convertible) on all matters submitted to a vote of Regent's stockholders.

     Certain Restrictions. Whenever dividends payable on the Series A Preferred Stock are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series A Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, Regent may not: (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for, or out of the shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of Regent ranking junior to the Series A Preferred Stock or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series A Preferred Stock (as well as mandatory redemption rights of holders of Regent Preferred Stock created in conjunction with the issuance of the Series F Preferred Stock), or (D) purchase or otherwise acquire for consideration any shares of the Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

     Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of Regent, no distribution may be made (A) to the holders of the Series A Preferred Stock unless, prior thereto, the holders of the Series B Preferred Stock have received the Stated Value per share of the Series B Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred have received the Stated Value per share of the Series A Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

     Conversion Rights. Each share of the Series A Preferred Stock is convertible into one (1) share of Regent Common Stock at the option of the holder, at any time, and at the option of Regent's Board of Directors in preparation for or upon any of the following events (each a "Conversion Event"):
(a) a public offering of equity securities of Regent of at least $10,000,000,
(b) a private placement of equity securities of Regent of at least $25,000,000,
(c) a private placement of equity securities of Regent of at least $10,000,000 under circumstances where the investor(s) reasonably believe the conversion is necessary to achieve its (their) investment objectives, (d) a merger of Regent with another corporation or other entity, whether or not Regent is a survivor of such transaction, whereby as a result the stockholders of Regent hold less than 50% of the outstanding capital stock of the surviving entity, or (e) an acquisition of equity securities of Regent in one transaction or in a series of related transactions which results in a transfer of majority voting control of Regent.

     The number of shares of Regent Common Stock into which each share of Series A Preferred Stock is convertible is subject to adjustment in certain events, including (A) the issuance of Regent Common Stock as a dividend; (B) subdivisions, combinations, or consolidations of Regent Common Stock; (C) the issuance of options, warrants or other rights (excluding those to Blue Chip and Miami Valley as a holder of Series C Preferred Stock pursuant to the terms of the Redemption and Warrant Agreement, excluding those to certain Faircom officers and directors pursuant to the terms of the Merger Agreement, and excluding incentive stock options to management of Regent exercisable for up to 15% of the equity securities of Regent on a fully diluted basis) entitling the holder to subscribe for or purchase Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such options, warrants or other rights, is less than the then fair market value of such Regent Common Stock at the date of such issuance; (D) the issuance or sale of Regent securities convertible into, or exchangeable for, Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such exchangeable or convertible securities, is less than the then fair market value of the Regent Common Stock at the date of such issuance; (E) the issuance or sale of Regent Common Stock for consideration representing less than the then fair market value of the Regent Common Stock at the date of such issuance; (F) recapitalizations, reclassifications or other transactions resulting in the change of Regent Common Stock into the same or a different number of shares of any class or classes of stock; and (G) the capital reorganization, merger or consolidation of Regent with or into another corporation, or the sale of all or substantially all, of Regent's properties and assets to another person.

     If the adjustment would require a change of less than one percent (1%) in the number of shares of Regent Common Stock into which each share of Series A Preferred Stock may be converted, the amount of any such adjustment will be carried forward and adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with all amounts so carried forward, aggregates 1% of the number of shares of Regent Common Stock into which each share of Series A Preferred Stock is then convertible.

     Upon conversion of any shares of the Series A Preferred Stock, the holder will be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series A Preferred Stock declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series A Preferred Stock entitled to receive payment of such dividend.

     Shares of the Series A Preferred Stock may not be converted after the close of business on the third business day preceding the Redemption Date (as defined below).

     Redemption. Regent may, at the election of its Board of Directors, at any time or from time to time, redeem the whole or part of the Series A Preferred Stock, at the Stated Value, plus an amount equal to all unpaid dividends (including accrued dividends), whether or not declared, to the date fixed for redemption (the "Redemption Date"). In the event Regent elects to redeem less than all of the Series A Preferred Stock, Regent will select pro rata the shares to be so redeemed, except that if the Board of Directors determines in its reasonable business judgment that to do so by lot would be in the best interests of Regent, then the shares to be so redeemed will be selected by lot in such manner as prescribed by the Board of Directors. Shares of the Series A Preferred

Stock are also expected to be able to be put to Regent for mandatory redemption after five years following issuance of the Series F Preferred Stock if similar rights applicable to the Series F Preferred Stock are exercised.

     All dividends on the shares of Series A Preferred Stock put or called for redemption shall cease to accrue, said shares shall no longer be deemed outstanding, and all rights of the holders thereof as stockholders of Regent (except the right to receive payment for the shares, the right to receive declared dividends, and the right to convert such shares into shares of Regent Common Stock until the close of business on the third business day preceding the Redemption Date) will cease from and after the Redemption Date.

     Directorship. The holders of the Series A Preferred Stock, as a class, are entitled to be represented on the Board of Directors of Regent by one Director (the "Series A Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred Stock, the Series B Preferred Stock (subject to limitations contained in Regent's Certificate of Incorporation), the Series C Preferred Stock, the Series D Preferred Stock (subject to limitations contained in Regent's Certificate of Incorporation), the Series E Preferred Stock, and the holders of Regent Common Stock, except where the number of individuals nominated for election exceeds the number of Directors to be elected, in which case the holders of the Series A Preferred Stock will have the sole right to vote for, elect and remove the individual nominated by them, as a class, to serve as the Series A Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series A Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. In addition, the Series A Director will serve as a member of the Compensation, Audit, and Nominating Committees of the Board of Directors (or any other committee of the Board performing such functions), which Committees will be composed of at least one Director, in addition to the Series A Director, who is not an employee of Regent. The current holders of the Series A Preferred Stock have agreed among themselves to vote a majority of the votes to be cast for the Series A Director as directed by River Cities Capital Fund, which currently owns 50% of the outstanding shares of Series A Preferred Stock.

SERIES B PREFERRED STOCK

     General. Regent currently has authority to issue 1,000,000 shares of Series B Preferred Stock, all of which are issued and outstanding. The Stated Value of the Series B Preferred Stock is $5.00 per share.

     Dividends. The holders of shares of the Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Regent out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October, accruing commencing with the date of issue of such shares, at the rate of $.35 per share per annum (subject to increase to $.45 per share per annum during the period of a breach of debt restrictions discussed below which would be added to the terms of the Series B Preferred Stock upon issuance of shares of the Series F Preferred Stock). No interest is payable on accrued but unpaid dividends.

     Voting Rights. Except as provided in Regent's Certificate of Incorporation or otherwise required by law, the voting power of Regent is vested in the holders of shares of Regent Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, and such other series of voting preferred stock as are from time to time designated, and the holders of shares of Series B Preferred Stock and Series D Preferred Stock have no voting power, except that with respect to the events described below, the holders of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, and the Regent Common Stock vote together as a class with one vote per share (in the case of Preferred Stock, subject to adjustments as provided in the Certificate of Incorporation and if convertible into Regent Common Stock, one vote per share of Regent Common Stock into which such convertible Preferred Stock is then convertible) to the extent such of the following events are otherwise subject to the vote of any holders of capital stock of Regent:

          (a) any amendment of the Certificate of Incorporation;

          (b) a sale of all or substantially all of the assets of Regent;

          (c) the dissolution, liquidation or termination of Regent;

          (d) any acquisition of or merger of Regent with another corporation or other entity, whether or not Regent is a survivor of such transaction;

          (e) any change in the fundamental nature of the business of Regent;

          (f) any transaction with affiliates, except upon fair and reasonable terms comparable to an arms-length transaction; or

          (g) any change in Regent's capital structure in a manner that dilutes the ownership interest of the holders of Series B Preferred Stock.

     Certain Restrictions. Whenever dividends payable on the Series B Preferred Stock are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series B Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, Regent may not: (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for, shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of Regent ranking junior to the Series B Preferred Stock or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series B Preferred Stock, or (D) purchase or otherwise acquire for consideration any shares of the Series B Preferred Stock, or any shares of stock ranking on a parity with the Series B Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes. In conjunction with the issuance of the Series F Preferred Stock, the terms of the Series B Preferred Stock would be modified to impose an additional restriction to limit the ratio of Regent's total debt plus Stated Value of the Series B Preferred Stock to EBITDA to 7.75 to 1.0. In the event such ratio is exceeded as a result of the incurrence by Regent of additional debt, while such ratio remains in excess of such limit the dividend rate on the Series B Preferred Stock would increase to an annual rate of 9%.

     Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of Regent, no distribution may be made (A) to the holders of stock ranking junior to the Series B Preferred Stock unless, prior thereto, the holders of Series B Preferred Stock have received the Stated Value per share, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (B) to the holders of stock ranking on a parity with the Series B Preferred Stock, except distributions made ratably on the Series B Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

     Conversion Rights. Each share of the Series B Preferred Stock is convertible into one-half ( 1/2) share of Regent Common Stock at the option of the holder at any time (and will become, upon issuance of the Series F Preferred Stock, subject to mandatory conversion at the option of Regent's Board of Directors in the event of a public offering of Regent Common Stock at a per share price of at least $12.00 with gross proceeds of at least $18,000,000). The number of shares of Regent Common Stock into which each share of Series B Preferred Stock is convertible is subject to adjustment in certain events, including (A) the issuance of Regent Common Stock as a dividend; (B) subdivisions, combinations, or consolidations of Regent Common Stock; (C) the issuance of options, warrants or other rights to subscribe for or purchase Regent Common Stock (whether or not at the time exercisable) to Blue Chip and Miami Valley as a holder of Series C Preferred Stock; (D) the issuance of options, warrants, or other rights entitling the holder to subscribe for or purchase Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such options, warrants or other rights, is less than the then fair market value of such Regent Common Stock at the date of such issuance (other than those to Blue Chip and Miami Valley as a holder of Series C Preferred Stock pursuant to the terms of the

Redemption and Warrant Agreement, the grant of stock options to management of Regent exercisable for up to 15% of the equity securities of Regent on a fully diluted basis, and the issuance of stock options to certain Faircom officers and directors pursuant to the terms of the Merger Agreement); (E) the issuance or sale of Regent securities convertible into, or exchangeable for, Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such exchangeable or convertible securities, is less than the then fair market value of the Common Stock at the date of such issuance; (F) the issuance or sale of Regent Common Stock for consideration representing less than the then fair market value of the Regent Common Stock at the date of such issuance; (G) recapitalizations, reclassifications or other transactions resulting in the change of Regent Common Stock into the same or a different number of shares of any class or classes of stock; and (H) the capital reorganization, merger or consolidation of Regent with or into another corporation, or the sale of all or substantially all, of Regent's properties and assets to another person.

     If the adjustment would require a change of less than one percent (1%) in the number of shares of Regent Common Stock into which each share of Series B Preferred Stock may be converted, the amount of any such adjustment will be carried forward and adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with all amounts so carried forward, aggregates 1% of the number of shares of Regent Common Stock into which each share of Series B Preferred Stock is then convertible.

     Upon conversion of any shares of the Series B Preferred Stock, the holder will be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series B Preferred Stock declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series B Preferred Stock entitled to receive payment of such dividend.

     Shares of the Series B Preferred Stock may not be converted after the close of business on the third business day preceding the Redemption Date.

     Redemption. Regent may, at the election of its Board of Directors, at any time or from time to time, redeem the whole or part of the Series B Preferred Stock at the Stated Value, plus an amount equal to all unpaid dividends (including accrued dividends), whether or not declared, to the Redemption Date. In the event Regent elects to redeem less than all of the Series B Preferred Stock, Regent will select pro rata the shares to be so redeemed, except that if the Board of Directors determines in its reasonable business judgment that to do so by lot would be in the best interests of Regent, then the shares to be so redeemed will be selected by lot in such manner as prescribed by the Board of Directors. Shares of the Series B Preferred Stock are expected to be able to be put to Regent for mandatory redemption after five years following issuance of the Series F Preferred Stock if similar rights applicable to the Series F Preferred Stock are exercised. Regent is also obligated by contract to redeem all of the Series B Preferred Stock in the event the Merger Agreement is terminated or the Merger and Park Lane acquisition are not completed by June 30, 1998.

     All dividends on the shares of Series B Preferred Stock put or called for redemption shall cease to accrue, said shares shall no longer be deemed outstanding, and all rights of the holders therefor as stockholders of Regent (except the right to receive payment for the shares, the right to receive declared dividends, and the right to convert such shares into shares of Regent Common Stock until the close of business on the third business day preceding the Redemption Date) will cease from and after the Redemption Date.

     Directorship. The holders of the Series B Preferred Stock, as a class, are entitled to be represented on the Board of Directors by one Director (the "Series B Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock (subject to limitations contained in Regent's Certificate of Incorporation), the Series E Preferred, and the holders of Regent Common Stock, except under circumstances (a) where the right to nominate and vote for the Series B Director would (i) result in attribution of the media interests of Regent to, or present any other FCC regulatory issue for, the holders of the Series B Preferred Stock under the rules and written policies of the FCC for so long as the holders of the Series B Preferred Stock seek to have their ownership interest in Regent deemed non-attributable under such rules and policies or (ii) in the opinion of FCC counsel to Regent, the form of such opinion and the identity of such counsel to be reasonably satisfactory to the holders of the Series B Preferred Stock, present any regulatory issues for Regent or (b) where the number of individuals nominated for election exceeds the number of Directors to be elected. In the event the holders of the Series B Preferred Stock have nominated and can vote on an individual for election to the Board of Directors and the number of individuals nominated for election exceeds the number of Directors to be elected, then the holders of the Series B Preferred Stock will have the sole right to vote for, elect and remove the individual nominated by them, as a class, to serve as the Series B Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series B Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. The right to elect the Series B Director is exercisable by the holders of a majority of the Series B Preferred Stock at their option upon at least 60 days notice to Regent; provided, however, if Regent is subject to the reporting requirements of the Exchange Act, such notice must be provided on or before the date established by Regent for the submission of proposals pursuant to the proxy rules promulgated under the Exchange Act. The holders of a majority of the Series B Preferred Stock have informed Regent that they have no present intention of designating a Class B Director.

SERIES C PREFERRED STOCK

     General. Regent currently has authority to issue 4,300,000 shares of Series C Convertible Preferred Stock ("Series C Preferred Stock"). The Stated Value of the Series C Preferred Stock is $5.00 per share. There are no issued and outstanding shares of Series C Preferred Stock.

     Dividends. The holders of shares of the Series C Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Regent out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October, accruing commencing with the date of issue of such shares, at the rate of $.35 per share per annum. No interest is payable on accrued but unpaid dividends.

     Voting Rights. In addition to voting rights required by law, subject to restrictions contained in Regent's Certificate of Incorporation, the holders of the Series C Preferred Stock are entitled to vote on all matters submitted to a vote of Regent's stockholders. Except as otherwise required by law or provided by Regent's Certificate of Incorporation, the holders of the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock (under certain conditions), the Series E Preferred Stock, and the Regent Common Stock vote together as one class with one vote per share (in the case of Preferred Stock, subject to certain adjustments provided in the Certificate of Incorporation, and if convertible into Regent Common Stock, one vote per share of Regent Common Stock into which such convertible Preferred Stock is then convertible) on all matters submitted to a vote of Regent's stockholders.

     Certain Restrictions. Whenever dividends payable on the Series C Preferred Stock are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series C Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, Regent may not: (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for, or out of the shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, except dividends paid ratably on the Series C Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of Regent ranking junior to the Series C Preferred Stock or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series C Preferred Stock (as well as mandatory redemption rights of holders of Regent Preferred Stock created in conjunction with the issuance of the Series F Preferred Stock), or (D) purchase or otherwise acquire for consideration any shares of the Series C Preferred Stock, or any shares of stock ranking on a parity with the Series C Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

     Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of Regent, no distribution may be made (A) to the holders of the Series C Preferred Stock unless, prior thereto, the holders of the Series B Preferred Stock have received the Stated Value per share of the Series B Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior to the Series C Preferred Stock unless, prior thereto, the holders of Series C Preferred Stock have received the Stated Value per share of the Series C Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity with the Series C Preferred Stock, except distributions made ratably on the Series C Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

     Conversion Rights. Each share of the Series C Preferred Stock is convertible into one (1) share of Regent Common Stock at the option of the holder, at any time, and at the option of Regent's Board of Directors upon the occurrence of a Conversion Event if all other outstanding shares of Preferred Stock of Regent, other than those which are senior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock, are concurrently either redeemed or converted. The number of shares of Regent Common Stock into which each share of Series C Preferred Stock is convertible is subject to adjustment in certain events, including (A) the issuance of Regent Common Stock as a dividend; (B) subdivisions, combinations, or consolidations of Regent Common Stock; (C) the issuance of options, warrants or other rights (excluding those to Blue Chip and Miami Valley as a holder of Series C Preferred Stock pursuant to the terms of the Redemption and Warrant Agreement, excluding those to certain officers and directors of Faircom pursuant to the terms of the Merger Agreement and excluding incentive stock options to management of Regent exercisable for up to 15% of the equity securities of Regent on a fully diluted basis) entitling the holder to subscribe for or purchase Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such options, warrants or other rights, is less than the then fair market value of such Regent Common Stock at the date of such issuance; (D) the issuance or sale of Regent securities convertible into, or exchangeable for, Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such exchangeable or convertible securities, is less than the then fair market value of the Regent Common Stock at the date of such issuance; (E) the issuance or sale of Regent Common Stock for consideration representing less than the then fair market value of the Regent Common Stock at the date of such issuance; (F) recapitalizations, reclassifications or other transactions resulting in the change of Regent Common Stock into the same or a different number of shares of any class or classes of stock; and (G) the capital reorganization of Regent Common Stock, merger or consolidation of Regent with or into another corporation, or the sale of all or substantially all, of Regent's properties and assets to another person.

     If the adjustment would require a change of less than one percent (1%) in the number of shares of Regent Common Stock into which each share of Series C Preferred Stock may be converted, the amount of any such adjustment will be carried forward and adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with all amounts so carried forward, aggregates 1% of the number of shares of Regent Common Stock into which each share of Series C Preferred Stock is then convertible. Upon conversion of any shares of the Series C Preferred Stock, the holder will be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series C Preferred Stock declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series C Preferred Stock entitled to receive payment of such dividend.

     Redemption. Shares of the Series C Preferred Stock are not subject to any right of Regent contained in Regent's Certificate of Incorporation to redeem such shares, except where necessary to prevent the loss of any Regent FCC license.

     Directorship. The holders of the Series C Preferred Stock, as a class, are entitled to be represented on the Board of Directors by one Director (the "Series C Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred Stock, the Series B Preferred

Stock(subject to certain limitations contained in Regent's Certificate of Incorporation), the Series C Preferred Stock, the Series D Preferred Stock (subject to certain limitations contained in Regent's Certificate of Incorporation), the Series E Preferred Stock, and the holders of Regent Common Stock, except that, where the number of individuals nominated for election exceeds the number of Directors to be elected, the holders of the Series C Preferred Stock will have the sole right to vote for, elect and remove the individual nominated by them, as a class, to serve as the Series C Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series C Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. The right to elect the Series C Director is exercisable by the holders of a majority of the Series C Preferred Stock at their option upon at least 60 days notice to Regent; provided, however, if Regent is subject to the reporting requirements of the Exchange Act, such notice must be provided to Regent on or before the date established by Regent for the submission of proposals pursuant to the proxy rules promulgated under the Exchange Act. The Series C Director, if not an employee of Regent, will serve as a member of the Compensation, Audit, and Nominating Committees of the Board of Directors (or any other Committee of the Board performing such functions), which Committees will be composed of at least one Director, in addition to the Series C Director, who is not an employee of Regent.

SERIES D PREFERRED STOCK

     General. Regent currently has authority to issue 1,000,000 shares of Series D Preferred Stock. The Stated Value of the Series D Preferred Stock is $5.00 per share. As of the date of this Proxy Statement/Prospectus, there were 220,000 shares of Series D Preferred Stock issued and outstanding. Prior to Effectiveness, 1,000,000 shares of Series D Preferred Stock may be issued and outstanding.

     Dividends. The holders of shares of the Series D Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Regent out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October, accruing commencing with the date of issue of such shares, at the rate of $.35 per share per annum. No interest is payable on accrued but unpaid dividends.

     Voting Rights. Except as otherwise required by law or provided by Regent's Certificate of Incorporation, the voting power of Regent is vested in the holders of shares of Regent Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series E Preferred Stock, and such other series of voting preferred stock as are from time to time designated, and the holders of shares of Series D Preferred Stock and Series B Preferred Stock have no voting power, except that with respect to the events described below, the holders of the Series A Preferred, the Series B Preferred, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, and the Regent Common Stock vote together as a class with one vote per share (in the case of Preferred Stock, subject to adjustments as provided in the Certificate of Incorporation and if convertible into Regent Common Stock, one vote per share of Regent Common Stock into which such convertible Preferred Stock is then convertible) to the extent such of the following events are otherwise subject to the vote of any holders of capital stock of Regent:

          (a) any amendment of the Certificate of Incorporation which (i) authorizes or modifies the rights, preferences or terms of any security that is or would be senior in any respect to the Series D Preferred Stock,
     (ii) modifies any of the rights, preferences or terms of the Series D Preferred Stock, or (iii) would otherwise significantly and adversely affect the Series D Preferred Stock;

          (b) a sale of all or substantially all of the assets of Regent;

          (c) the dissolution, liquidation or termination of Regent;

          (d) any acquisition of or merger of Regent with another corporation or other entity, whether or not Regent is a survivor of such transaction;

          (e) any material change in the fundamental nature of the business of Regent;

          (f) any transaction with affiliates, except upon fair and reasonable terms comparable to an arms-length transaction; and

          (g) any change in Regent's capital structure in a manner that dilutes the economic interest of the holders of Series D Preferred Stock.

Notwithstanding the foregoing, at such time as the holders of the Series D Preferred Stock shall have obtained the consent of the FCC to the exercise by the holders of the Series D Preferred of the voting rights set forth below or at such time as the consent of the FCC is not necessary under applicable law, rule or regulation, then on the election of a majority of the holders of the Series D Preferred Stock in addition to voting rights required by law, the holders of the Series D Preferred Stock shall be entitled to vote on all matters submitted to a vote of Regent stockholders with the holders of Regent's Common Stock together as part of the same class; provided, however, the aggregate number of votes which may be cast by the holders of the Series D Preferred Stock may not exceed 4.9% of the entire number of votes entitled to be cast by all of Regent's stockholders, as derived in accordance with a formula set forth in the Certificate of Incorporation intended to comply with the limitations imposed on bank holding companies and foreign banks treated as bank holding companies by the Bank Holding Company Act of 1956, as amended.

     Certain Restrictions. Whenever dividends payable on the Series D Preferred Stock are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series D Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, Regent may not: (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series D Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for, shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series D Preferred Stock, except dividends paid ratably on the Series D Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series D Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of Regent ranking junior to the Series D Preferred Stock or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series D Preferred Stock (as well as mandatory redemption rights of holders of Regent Preferred Stock created in conjunction with the issuance of the Series F Preferred Stock), or (D) purchase or otherwise acquire for consideration any shares of the Series D Preferred Stock, or any shares of stock ranking on a parity with the Series D Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

     Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of Regent, no distribution may be made (A) to the holders of the Series D Preferred Stock unless, prior thereto, the holders of the Series B Preferred Stock have received the Stated Value per share, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior to the Series D Preferred Stock unless, prior thereto, the holders of Series D Preferred Stock have received the Stated Value per share, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity with the Series D Preferred Stock, except distributions made ratably on the Series D Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

     Conversion Rights. Subject to the limitations set forth below, each share of the Series D Preferred Stock is convertible at the option of the holder (and will become, upon issuance of the Series F Preferred Stock, subject to mandatory conversion at the option of Regent's Board of Directors in the event of a public offering of Regent Common Stock at a per share price of at least $12.00 with gross proceeds of at least $18,000,000) into shares of Regent Common Stock, on the terms and conditions set forth below:

          (a) Shares of Series D Preferred Stock may be converted only: (A) to acquire a number of shares of Regent Common Stock which, when added to all of the shares of Regent Common Stock previously acquired on conversion of Series D Preferred Stock under this provision (fully adjusted to reflect the events described in paragraph (b) immediately below, does not exceed 4.9% of the total shares of Regent Common Stock then outstanding; or (B) in a widely dispersed public distribution of the resulting Regent Common Stock; or (C) in connection with a private placement in which no one party directly or indirectly acquires the right to purchase in excess of 2% of the Regent Common Stock; or (D) in an assignment to one or more financial intermediaries (e.g., broker-dealer or investment banker) for the purpose of conducting a widely dispersed distribution of the resulting Regent Common Stock on behalf of the holder; or (E) on effectiveness of an amendment to or repeal of the Bank Holding Company Act of 1956, as amended (including any replacement law, "BHCA"), or the International Banking Act of 1978, as amended ("IBA"), as a result of which a bank holding company (as defined in the BHCA) and a foreign bank with a U.S. branch or agency may acquire the resulting shares of Regent Common Stock without limitation; or (F) on receipt and finality of an order approving the transaction from the Board of Governors of the Federal Reserve System ("FRB"), including any successor agency responsible for supervision and enforcement under the BHCA or the IBA.

          (b) Subject to the provisions for adjustment set forth below, each share of the Series D Preferred Stock is convertible into one (1) fully paid and nonassessable share of Regent Common Stock. The number of shares of Regent Common Stock into which each share of Series D Preferred Stock is convertible is subject to adjustment in certain events, including (A) the issuance of Regent Common Stock as a dividend; (B) subdivisions, combinations, or consolidations of Regent Common Stock; (C) the issuance of options, warrants or other rights (excluding those to Blue Chip and Miami Valley as a holder of Series C Preferred Stock pursuant to the terms of the Redemption and Warrant Agreement, excluding those to certain Faircom officers and directors pursuant to the terms of the Merger Agreement, and excluding incentive stock options to management of Regent exercisable for up to 15% of the equity securities of Regent on a fully diluted basis) entitling the holder to subscribe for or purchase Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such options, warrants or other rights, is less than the then fair market value of such Regent Common Stock at the date of such issuance; (D) the issuance or sale of Regent securities convertible into, or exchangeable for, Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such exchangeable or convertible securities, is less than the then fair market value of the Regent Common Stock at the date of such issuance; (E) the issuance or sale of Regent Common Stock for consideration representing less than the then fair market value of the Regent Common Stock at the date of such issuance; (F) recapitalizations, reclassifications or other transactions resulting in the change of Regent Common Stock into the same or a different number of shares of any class or classes of stock; and (G) the capital reorganization, merger or consolidation of Regent with or into another corporation, or the sale of all or substantially all, of Regent's properties and assets to another person.

     If the adjustment would require a change of less than one percent (1%) in the number of shares of Regent Common Stock into which each share of Series D Preferred Stock may be converted, the amount of any such adjustment will be carried forward and adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with all amounts so carried forward, aggregates 1% of the number of shares of Regent Common Stock into which each share of Series D Preferred Stock is then convertible.

     Upon conversion of any shares of the Series D Preferred Stock, the holder will be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series D Preferred Stock declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series D Preferred Stock entitled to receive payment of such dividend.

     Shares of the Series D Preferred Stock may not be converted after the close of business on the third business day preceding the Redemption Date.

     Redemption. Regent may, at the election of its Board of Directors, at any time or from time to time, redeem the whole or part of the Series D Preferred Stock, at the Stated Value, plus an amount equal to all unpaid dividends (including accrued dividends), whether or not declared, to the Redemption Date. In the event Regent elects to redeem less than all of the Series D Preferred Stock, Regent will select pro rata the shares to be so redeemed, except that if the Board of Directors determines in its reasonable business judgment that to do so by lot would be in the best interests of Regent, then the shares to be so redeemed will be selected by lot in such manner as prescribed by the Board of Directors. Shares of the Series D Preferred Stock are expected to be able to be put to Regent for mandatory redemption after five years following issuance of the Series F Preferred Stock if similar rights applicable to the Series F Preferred Stock are exercised. Regent is also obligated by contract to redeem all of the Series D Preferred Stock in the event the Merger Agreement is terminated or the Merger and Park Lane acquisition are not completed by June 30, 1998.

     All dividends on the shares of Series D Preferred Stock put or called for redemption shall cease to accrue, said shares shall no longer be deemed outstanding, and all rights of the holders thereof as stockholders of Regent (except the right to receive payment for the shares, the right to receive declared dividends, and the right to convert such shares into shares of Regent Common Stock until the close of business on the third business day preceding the Redemption Date) will cease from and after the Redemption Date.

     Directorship. After the occurrence of one or more of the events described in the paragraph immediately following below, the holders of the Series D Preferred Stock, as a class, are entitled to be represented on the Board of Directors by one Director (the "Series D Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred Stock, the Series B Preferred Stock (subject to limitations contained in Regent's Certificate of Incorporation), the Series C Preferred Stock, the Series D Preferred Stock (subject to limitations contained in Regent's Certificate of Incorporation), the Series E Preferred Stock, and the holders of Regent Common Stock, except under circumstances where the number of individuals nominated for election exceeds the number of Directors to be elected. In the event the number of individuals nominated for election exceeds the number of Directors to be elected, then the holders of the Series D Preferred Stock will have the sole right to vote for, elect and remove the individual nominated by them, as a class, to serve as the Series D Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series D Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. The right to elect the Series D Director pursuant to the terms hereof will be exercisable by the holders of a majority of the Series D Preferred Stock at their option upon at least 60 days notice to Regent; provided, however, if Regent is subject to the reporting requirements of the Exchange Act, such notice must be provided on or before the date established by Regent for the submission of proposals pursuant to the proxy rules promulgated under the Exchange Act.

     The right set forth in the immediately preceding paragraph may be exercised only after: (i) (A) effectiveness of an amendment to or repeal of the BHCA or IBA, as a result of which amendment or repeal a bank holding company (as defined in the BHCA) and a foreign bank with a U.S. branch or agency may appoint a director of Regent without limitation or (B) on receipt and finality of an order approving the transaction from the FRB under the BHCA or the IBA; and (ii) on receipt and finality of an order of the FCC consenting thereto, if such consent is then required under applicable law, rule or regulation.

SERIES E PREFERRED STOCK

     General. Regent currently has authority to issue 5,000,000 shares of Series E Preferred Stock. The Stated Value of the Series E Preferred Stock is $5.00 per share. As of the date of this Proxy Statement/Prospectus, there were no issued and outstanding shares of Series E Preferred Stock. Prior to Effectiveness, as many as 650,000 shares of Series E Preferred Stock may be issued and outstanding.

     Dividends. The holders of shares of the Series E Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Regent out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October, accruing commencing with the date of issue of such shares, at the rate of $.35 per share per annum. No interest is payable on accrued but unpaid dividends.

     Voting Rights. In addition to voting rights required by law or by Regent's Certificate of Incorporation, subject to restrictions contained in the Certificate of Incorporation, the holders of the Series E Preferred Stock are entitled to vote on all matters submitted to a vote of Regent's stockholders. Except as otherwise required by law or by Regent's Certificate of Incorporation, the holders of the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock (under certain conditions), the Series E Preferred Stock, and the holders of Regent's Common Stock vote together as one class with one vote per share (in the case of Preferred Stock, subject to certain adjustments contained in Regent's Certificate of Incorporation and if convertible into Regent Common Stock, one vote per share of Regent Common Stock into which such convertible Preferred Stock is then convertible) on all matters submitted to a vote of Regent's stockholders.

     Certain Restrictions. Whenever dividends payable on the Series E Preferred Stock are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series E Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, Regent may not: (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series E Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for, or out of the shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series E Preferred Stock, except dividends paid ratably on the Series E Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series E Preferred Stock, provided that Regent may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of Regent ranking junior to the Series E Preferred Stock or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of aggregate outstanding shares of Series A Preferred Stock and Series E Preferred Stock outstanding as of the date of the creation of such contractual obligations, or (D) purchase or otherwise acquire for consideration any shares of the Series E Preferred Stock (as well as mandatory redemption rights of holders of Regent Preferred Stock created in conjunction with the issuance of the Series F Preferred Stock), or any shares of stock ranking on a parity with the Series E Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

     Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of Regent, no distribution may be made (A) to the holders of the Series E Preferred Stock unless, prior thereto, the holders of the Series B Preferred Stock have received the Stated Value per share of the Series B Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior to the Series E Preferred Stock unless, prior thereto, the holders of Series E Preferred Stock have received the Stated Value per share of the Series E Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity with the Series E Preferred Stock, except distributions made ratably on the Series E Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

     Conversion Rights. Each share of the Series E Preferred Stock is convertible into one (1) share of Regent Common Stock at the option of the holder, at any time, and at the option of Regent's Board of Directors upon the occurrence of a Conversion Event. The number of shares of Regent Common Stock into which each share of Series E Preferred Stock is convertible is subject to adjustment in certain events, including (A) the issuance of Regent Common Stock as a dividend; (B) subdivisions, combinations, or consolidations of Regent Common Stock; (C) the issuance of options, warrants or other rights (excluding those to Blue Chip and Miami Valley as a holder of Series C Preferred Stock pursuant to the terms of the Redemption and Warrant Agreement, excluding those to certain Faircom officers and directors pursuant to the terms of the Merger Agreement, and excluding incentive stock options to management of Regent exercisable for up to 15% of the equity securities of Regent on a fully diluted basis) entitling the holder to subscribe for or purchase Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such options, warrants or other rights, is less than the then fair market value of such Regent Common Stock at the date of such issuance; (D) the issuance or sale of Regent securities convertible into, or exchangeable for, Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such exchangeable or convertible securities, is less than the then fair market value of the Regent Common Stock at the date of such issuance; (E) the issuance or sale of Regent Common Stock for consideration representing less than the then fair market value of the Regent Common Stock at the date of such issuance; (F) recapitalizations, reclassifications or other transactions resulting in the change of Regent Common Stock into the same or a different number of shares of any class or classes of stock; and (G) the capital reorganization, merger or consolidation of Regent with or into another corporation, or the sale of all or substantially all, of Regent's properties and assets to another person.

     If the adjustment would require a change of less than one percent (1%) in the number of shares of Regent Common Stock into which each share of Series E Preferred Stock may be converted, the amount of any such adjustment will be carried forward and adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with all amounts so carried forward, aggregates 1% of the number of shares of Regent Common Stock into which each share of Series E Preferred Stock is then convertible.

     Upon conversion of any shares of the Series E Preferred Stock, the holder will be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, provided that such holder will be entitled to receive any dividends on such shares of the Series E Preferred Stock declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series E Preferred Stock entitled to receive payment of such dividend.

     Redemption. Shares of the Series E Preferred Stock are not subject to any right of Regent contained in Regent's Certificate of Incorporation to redeem such shares.

SERIES F PREFERRED STOCK

     The terms applicable to the contemplated Series F Preferred Stock to be issued to Waller-Sutton are subject to negotiations and agreement among the parties consistent with the provisions of the Waller-Sutton Commitment. As summarized earlier, it is contemplated the terms of the Series F Preferred Stock will be similar in various respects to the terms applicable to the other existing series described above. There also will be certain differences. See "Information Concerning Regent -- Recent and Pending Transactions." Although the precise terms of the Series F Preferred Stock are still subject to agreement and documentation, the following provides a summary of the terms currently contemplated.

     General. Upon and subject to the closing of the equity investment of Waller-Sutton, Regent will authorize the issuance of 3,700,000 shares of Series F Preferred Stock although that number may be increased to as high as 4,500,000 if as much as $22,500,000 of Series F Preferred Stock is issued. The stated value ("Stated Value") of the Series F Preferred Stock will be $5.00 per share.

     Dividends. The holders of shares of the Series F Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of Regent out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October, accruing commencing with the date of issue of such shares, at the rate of $.50 per share per annum. Cash dividends not paid on any dividend payment date will be cumulative and will accrue, whether or not declared, from and after such date dividends on a daily basis at a rate of 10% per annum. No interest is payable on accrued but unpaid dividends.

     Voting Rights. In addition to voting rights required by law or by the Certificate of Incorporation, subject to restrictions contained in the Certificate of Incorporation, the holders of the Series F Preferred Stock will be entitled to vote on all matters submitted to a vote of Regent's stockholders. Except as otherwise required by law or provided by Regent's Certificate of Incorporation, the holders of the Series F Preferred Stock will vote together with the holders of all other series of Regent's voting preferred stock and the holders of Regent's Common Stock as one class with one vote per share (in the case of Regent Preferred Stock, subject to certain adjustments as provided in Regent's Certificate of Incorporation, and if convertible into Regent Common Stock, one vote per share of Common Stock into which such convertible Preferred Stock is then convertible) on all matters submitted to a vote of Regent's stockholders. Regent's Certificate of Incorporation will provide that it may not be amended to change the liquidation preference, conversion rate, dividend rate or voting, put or redemption rights of any series of Regent's Preferred Stock without the approval of the holders of a majority of the outstanding shares of the Series F Preferred, voting as a class.

     Certain Restrictions. Whenever dividends payable on the Series F Preferred Stock are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series F Preferred Stock outstanding shall have been paid in full or declared and set apart for payment, Regent will not be able to:
(A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series F Preferred Stock, provided that Regent will at any time be able to redeem, purchase or otherwise acquire shares of any such junior stock in exchange for, or out of the shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series F Preferred Stock, except dividends paid ratably on the Series F Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series F Preferred Stock, provided that Regent will at any time be able to redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of Regent ranking junior to the Series F Preferred Stock or in satisfaction of contractual obligations to do so entered with the written consent of the holders of a majority of outstanding shares of Series F Preferred Stock, or (D) purchase or otherwise acquire for consideration any shares of the Series F Preferred Stock, or any shares of stock ranking on a parity with the Series F Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares on a pro rata basis or upon such other terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall unanimously determine in good faith will result in fair and equitable treatment among the respective series of classes.

     Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of Regent, no distribution will be able to be made (A) to the holders of the Series F Preferred Stock unless, prior thereto, the holders of the Series B Preferred Stock have received the Stated Value per share of the Series B Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior to the Series F Preferred Stock unless, prior thereto, the holders of Series F Preferred have received the Stated Value per share of the Series F Preferred Stock, plus an amount equal to unpaid dividends (including accrued dividends), whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity with the Series F Preferred Stock, except distributions made ratably on the Series F Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

     Conversion Rights. Each share of the Series F Preferred Stock will be convertible into one (1) share of Regent Common Stock at the option of the holder, at any time and at the option of Regent's Board of Directors in the event of a public offering of Regent Common Stock at a per share price of at least $12.00 with gross proceeds of at least $18,000,000. The number of shares of Regent Common Stock into which each share of Series F Preferred Stock is convertible will be subject to adjustment in certain events, including (A) the issuance of Regent Common Stock as a dividend; (B) subdivisions, combinations, or consolidations of Regent Common Stock; (C) the issuance of options, warrants or other rights (excluding those to certain Faircom officers and directors pursuant to the terms of the Merger Agreement, and excluding incentive stock options to management of Regent pursuant to the 1998 Management Stock Option Plan exercisable for up to 15% of the equity securities of Regent on a fully diluted, as converted, basis) entitling the holder to subscribe for or purchase Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such options, warrants or other rights, is less than the then fair market value of such Regent Common Stock at the date of such issuance; (D) the issuance or sale of Regent securities convertible into, or exchangeable for, Regent Common Stock at a price per share which, when added to the consideration received or receivable by Regent for such exchangeable or convertible securities, is less than the then fair market value of the Regent Common Stock at the date of such issuance; (E) the issuance or sale of Regent Common Stock for consideration representing less than the then fair market value of the Regent Common Stock at the date of such issuance; (F) recapitalizations, reclassifications or other transactions resulting in the change of Regent Common Stock into the same or a different number of shares of any class or classes of stock; and (G) the capital reorganization, merger or consolidation of Regent with or into another corporation, or the sale of all or substantially all, of Regent's properties and assets to another person.

     If the adjustment would require a change of less than one percent (1%) in the number of shares of Regent Common Stock into which each share of Series F Preferred Stock may be converted, the amount of any such adjustment will be carried forward and adjustment with respect thereto will be made at the time of and together with any subsequent adjustment which, together with all amounts so carried forward, aggregates 1% of the number of shares of Regent Common Stock into which each share of Series F Preferred Stock is then convertible.

     Upon conversion of any shares of the Series F Preferred Stock, the holder will be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series F Preferred Stock declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series F Preferred Stock entitled to receive payment of such dividend.

     Shares of the Series F Preferred Stock will not be convertible after the close of business on the third business day preceding the Redemption Date (as defined below).

     Redemption. Shares of the Series F Preferred Stock will not be subject to any right of Regent contained in Regent's Amended and Restated Certificate of Incorporation to redeem such shares, except where necessary to prevent the loss of any Regent FCC license.

     Shares of the Series F Preferred Stock (and warrants related thereto) will be subject, however, to mandatory redemption by Regent at the option of the holders at any time after five years following the initial issuance of shares of the Series F Preferred Stock at a redemption price equal to the greater of (a) fair market value or (b) the Stated Value plus the amount of all unpaid dividends (including accrued dividends), whether declared or not, to the date fixed for redemption (and, with respect to the warrants, at the price equal to the fair market value of Regent Common Stock less the warrant exercise price). Shares of the Series A, B, and D Preferred Stock (but not the Series C and E) will be entitled to be put to Regent for mandatory redemption on the same basis if the put rights related to the Series F Preferred Stock are exercised.

     All dividends on the shares of Series F Preferred Stock put or called for redemption will cease to accrue, said shares will no longer be deemed outstanding, and all rights of the holders thereof as stockholders of Regent (except the right to receive payment for the shares, the right to receive declared dividends, and the right to convert such shares into shares of Regent Common Stock until the close of business on the third business day preceding the Redemption Date) will cease from and after the Redemption Date.

     Directorship. The holders of the Series F Preferred Stock, as a class, will be entitled to be represented on the Board of Directors of Regent by two Directors (the "Series F Directors") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Regent Preferred Stock (subject to limitations contained in Regent's Certificate of Incorporation), and the holders of Regent Common Stock. In the event Regent would be unable to meet its obligation to redeem the Series F Preferred Stock for a period beyond one year after the date the redemption right is exercised (during which period Regent must be taking active steps to raise funds necessary to meet those obligations), holders of the Series F Preferred Stock would then be entitled while such default continues to elect a majority of the Board of Directors. A stockholders' agreement among those stockholders with the larger stock holdings in Regent will contain voting agreements to assure election of the directors nominated by the various series of Preferred Stock. The Series F Directors, upon being elected, will serve for the same term and have the same voting powers as other Directors. In addition, one Series F Director will serve as a member of the Compensation Committee and the other will serve as a member of the Audit and Nominating Committees of the Board of Directors (or any other committee of the Board performing such functions), which Committees will be composed of at least one Director, in addition to the Series F Director, who is not an employee of Regent.

                        COMPARISON OF STOCKHOLDER RIGHTS

     If the Series C Preferred Stock held by the Faircom stockholders is converted into Regent Common Stock, the stockholder rights of the Faircom stockholders as holders of Regent Common Stock will generally be the same as they were as holders of Faircom Common Stock. Until such conversion, however, the Faircom stockholders, as holders of Series C Preferred Stock, will have rights not currently held by them in Faircom. As holders of Series C Preferred Stock, the Faircom stockholders will be entitled to receive, in preference to the holders of Regent Common Stock and to the holders of stock ranking junior to the Series C Preferred Stock, annual dividends at the rate of 7% and a distribution upon liquidation of Regent equal to the Stated Value of the Series C Preferred Stock plus any amount of accumulated, accrued or unpaid dividends. Holders of the Series C Preferred Stock will not participate with the holders of Regent Common Stock in any increase in the market value of Regent's equity in excess of the 7% yield provided by the fixed dividend rate unless the holders of the Series C Preferred Stock elect to convert their preferred shares into Regent Common Stock. Upon such conversion, however, the Faircom stockholders would still be entitled to receive the dividend yield of 7% per year on the shares to the date of conversion. Consequently, if the Merger is consummated, the Faircom stockholders will receive for their Faircom Common Stock securities in Regent that would give them a preference over Regent Common Stock with respect to dividends at 7% per annum and upon liquidation of Regent, while at the same time allowing them, through conversion of their preferred shares, to participate in the growth, if any, of Regent's equity market value on the same basis as any holder of Regent Common Stock.

     In addition to the right to vote together with holders of Regent Common Stock and with other classes of Regent Preferred Stock with voting rights, on matters presented to a vote of the Regent stockholders, holders of Series C Preferred Stock are entitled to elect to the Board of Directors of Regent one person nominated only by them, as a class, thereby assuring them of Board representation, which assurance they would not necessarily have as holders of Regent Common Stock. Delaware law also gives to the holders of Series C Preferred Stock the right to vote as a separate class (instead of as part of a class consisting of holders of Series C Preferred Stock, holders of Regent Common Stock and holders of other series of Regent Preferred Stock) on matters which could materially impact their rights as holders of the Series C Preferred Stock.

                             STOCKHOLDER PROPOSALS

     If the Merger is not consummated, the stockholders of Faircom will have the right to have proposals presented at Faircom's 1998 Annual Meeting of Stockholders. Such proposals must comply with the rules of the U.S. Securities and Exchange Commission then in effect and be received by the Secretary of Faircom, at its principal offices, by June 30, 1998. Such proposals should be submitted by certified U.S. mail, with return receipt requested.

                                 LEGAL MATTERS

     The validity of the shares of Series C Preferred Stock to be issued in connection with the Merger will be passed upon for Regent by Strauss & Troy, a Legal Professional Association, Cincinnati, Ohio. Certain legal matters relating to the Merger will be passed upon, on behalf of Faircom, by Fulbright & Jaworski L.L.P., New York, New York, and for Regent, by Strauss & Troy. In addition to the tax opinion previously rendered to Faircom by Fulbright & Jaworski L.L.P., each of Strauss & Troy and Fulbright & Jaworski L.L.P. will also render a tax opinion to Faircom at the Closing of the Merger, and Strauss & Troy will render a tax opinion to Regent at the Closing. Anthony Pantaleoni, a member of the firm of Fulbright & Jaworski L.L.P., is the beneficial owner of 110,000 shares of Faircom Common Stock (which includes options for the purchase of 100,000 shares) and serves as Secretary of Faircom and its subsidiaries. Alan C. Rosser, a member of the firm of Strauss & Troy, serves as Assistant Secretary of Regent and its subsidiaries.

                                    EXPERTS

     The consolidated balance sheets of Regent as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1997 and for the period from November 5, 1996 (inception) through December 31, 1996, included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of The Park Lane Group and its subsidiaries as of December 31, 1997 and 1995 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997, included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of Continental Radio Broadcasting, L.L.C. as of December 31, 1997 and the related statement of operations, shareholders' equity (deficit) and cash flows for the year then ended, included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Faircom as of December 31, 1997 and 1996 and the related consolidated statements of operations, capital deficit and cash flows for the three years in the period ended December 31, 1997, included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of BDO Seidman, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheets of Treasure Radio Associates Limited Partnership as of November 30, 1996 and 1995 and the related statements of operations, partners' deficit and cash flows for the years then ended, included in this Proxy Statement/Prospectus, have been included herein in reliance on the report of Kopperman & Wolf Co., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Alta California Broadcasting, Inc. and its subsidiary as of March 31, 1997 and for the year then ended, the financial statements of KARZ/KNRO (a division of Merit Broadcasting Corporation) as of December 31, 1996 and for the year then ended, and the financial statements of Power Surge, Inc. as of December 31, 1997 and for the year then ended, included in this Proxy Statement/Prospectus, have been audited by Stockman Kast Ryan & Scruggs, P.C., independent auditors, as stated in their reports herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The statement of revenues and direct expenses of Radio Station KZXY(FM) for the years ended December 31, 1997 and 1996, included in this Proxy Statement/Prospectus, have been audited by Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

FAIRCOM INC.
AUDITED --
  Report of Independent Accountants.........................    F-1
  Consolidated Balance Sheets at December 31, 1997 and
     1996...................................................    F-2
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996 and 1995.......................    F-4
  Consolidated Statements of Capital Deficit for the years
     ended December 31, 1997, 1996 and 1995.................    F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996 and 1995.......................    F-6
  Notes to Consolidated Financial Statements................    F-8
TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP (WYHT (FM) AND
  WMAN (AM))
AUDITED --
  Report of Independent Accountants.........................   F-30
  Balance Sheets at November 30, 1996 and 1995..............   F-31
  Statement of Partners' Deficit for the years ended
     November 30, 1996 and 1995.............................   F-33
  Statement of Income for the years ended November 30, 1996
     and 1995...............................................   F-34
  Statement of Cash Flows for the years ended November 30,
     1996 and 1995..........................................   F-35
  Notes to Financial Statements.............................   F-37
UNAUDITED
  Balance Sheets at May 31, 1997 and 1996...................   F-46
  Statements of Operations for the six months ended May 31,
     1997 and 1996..........................................   F-47
  Statements of Cash Flows for the six months ended May 31,
     1997 and 1996..........................................   F-48
  Note to Financial Statements..............................   F-49
REGENT COMMUNICATIONS, INC.
AUDITED --
  Report of Independent Accountants.........................   F-50
  Consolidated Balance Sheets at December 31, 1997 and
     1996...................................................   F-51
  Consolidated Statements of Operations for the year ended
     December 31, 1997 and the period from November 5, 1996
     (inception) through December 31, 1996..................   F-52
  Consolidated Statements of Shareholders' Equity for the
     year ended December 31, 1997 and the period from
     November 5, 1996 (inception) through December 31,
     1996...................................................   F-53
  Consolidated Statements of Cash Flows for the year ended
     December 31, 1997 and the period from November 5, 1996
     (inception) through December 31, 1996..................   F-54
  Notes to Consolidated Financial Statements................   F-55
THE PARK LANE GROUP AND SUBSIDIARIES
AUDITED --
  Report of Independent Accountants.........................   F-67
  Consolidated Balance Sheets at December 31, 1997 and
     1996...................................................   F-68
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1996 and 1995.......................   F-69
  Consolidated Statements of Shareholders' Equity (Deficit)
     for the years ended December 31, 1997, 1996 and 1995...   F-70
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1996 and 1995.......................   F-71
  Notes to Consolidated Financial Statements................   F-72
ALTA CALIFORNIA BROADCASTING, INC. AND SUBSIDIARY
AUDITED --
  Independent Auditors' Report..............................   F-89
  Consolidated Balance Sheet at March 31, 1997..............   F-90
  Consolidated Statement of Operations for the year ended
     March 31, 1997.........................................   F-91
  Consolidated Statement of Stockholder's Equity
     (Deficiency) for the year ended March 31, 1997.........   F-92

  Consolidated Statement of Cash Flows for the year ended
     March 31, 1997.........................................   F-93
  Notes to Consolidated Financial Statements................   F-95
UNAUDITED --
  Consolidated Balance Sheet at December 31, 1997...........   F-94
  Consolidated Statements of Operations for the nine months
     ended December 31, 1996 and 1997.......................   F-95
  Consolidated Statement of Stockholder's Equity
     (Deficiency) for the nine months ended December 31,
     1997...................................................   F-96
  Consolidated Statements of Cash Flows for the nine months
     ended December 31, 1996 and 1997.......................   F-97
  Notes to Consolidated Financial Statements................   F-99
KARZ/KNRO (A DIVISION OF MERIT BROADCASTING CORPORATION)
AUDITED --
  Independent Auditors' Report..............................  F-103
  Balance Sheet at December 31, 1996........................  F-104
  Statement of Operations and Net Liabilities of Division
     for the year ended December 31, 1996...................  F-105
  Statement of Cash Flows for the year ended December 31,
     1996...................................................  F-106
  Notes to Financial Statements.............................  F-107
POWER SURGE, INC.
AUDITED --
  Independent Auditors' Report..............................  F-109
  Balance Sheet at December 31, 1997........................  F-110
  Statement of Operations for the year ended December 31,
     1997...................................................  F-111
  Statement of Stockholders' Equity for the year ended
     December 31, 1997......................................  F-112
  Statement of Cash Flows for the year ended December 31,
     1997...................................................  F-113
  Notes to Financial Statements.............................  F-114
CONTINENTAL RADIO BROADCASTING L.L.C.
AUDITED --
  Report of Independent Accountants.........................  F-118
  Balance Sheet at December 31, 1997........................  F-119
  Statement of Operations for the year ended December 31,
     1997...................................................  F-120
  Statement of Changes in Partners' Deficit for the year
     ended December 31, 1997................................  F-121
  Statement of Cash Flows for the year ended December 31,
     1997...................................................  F-122
  Notes to Financial Statements.............................  F-123
RADIO STATION KZXY(FM)
AUDITED --
  Report of Independent Accountants.........................  F-127
  Statement of Revenues and Direct Expenses for the years
     ended December 31, 1997 and 1996.......................  F-128
  Notes to Statement of Revenues and Direct Expenses........  F-129

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
Faircom Inc.

We have audited the consolidated balance sheets of Faircom Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, capital deficit, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Faircom Inc. at December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




Mitchel Field, New York                                    /s/  BDO Seidman, LLP
January 21, 1998                                           ---------------------
                                                                BDO Seidman, LLP

                                  FAIRCOM INC.


                           CONSOLIDATED BALANCE SHEETS




December 31,                                                                                1997              1996
---------------------------------------------------------------------------------------------------------------------
ASSETS (NOTE 3)
CURRENT ASSETS:
   Cash and cash equivalents                                                            $   535,312        $  123,221
   Accounts receivable, less allowance of $32,000 and $20,000
      for possible losses                                                                 1,358,002         1,169,772
   Prepaid expenses                                                                          25,918            12,592
---------------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                                              1,919,232         1,305,585
---------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, less accumulated depreciation and
   amortization (Note 1)                                                                  2,156,244         1,184,554
---------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS, net of accumulated amortization of $784,791
   and $515,670 (Note 2)                                                                  7,701,341         1,627,767
OTHER ASSETS:
   Deferred financing costs                                                                 837,411           167,222
   Escrow deposit for purchase of radio station (Note 13)                                   100,000                 -
   Other                                                                                    296,326            41,325
---------------------------------------------------------------------------------------------------------------------
                                                                                          8,935,078         1,836,314
---------------------------------------------------------------------------------------------------------------------
                                                                                        $13,010,554        $4,326,453
=====================================================================================================================
LIABILITIES AND CAPITAL DEFICIT
CURRENT LIABILITIES:
   Accounts payable                                                                     $    87,280        $   76,853
   Accrued expenses and liabilities                                                         163,805           199,054
   Taxes payable                                                                             70,150            10,150
   Current portion of interest payable (Note 3 (a))                                         108,391           226,417
   Current portion of long-term debt (Note 3)                                               430,005           552,000
   Current portion of obligations under capital leases                                            -             3,547
---------------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                                           859,631         1,068,021
LONG-TERM DEBT, less current portion (including $10,000,000 to
   a related party in 1997) (Note 3)                                                     21,911,661         7,276,884
INTEREST PAYABLE, less current portion (Note 3 (a))                                         353,063           350,494
DEFERRED RENTAL INCOME (Note 4)                                                              67,987           101,995
APPRAISAL RIGHT LIABILITY (Note 3 (b))                                                            -         1,015,000
---------------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                                23,192,342         9,812,394
---------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 3 (b) and 5)

CAPITAL DEFICIT (Notes 3 (b), 7 and 8):
   Common stock - $.01 par value, 35,000,000 shares
      authorized; 7,378,199 shares issued and outstanding                  73,782                  73,782
   Additional paid-in capital                                           2,605,813               2,605,813
   Deficit                                                            (12,861,383)             (8,165,536)
----------------------------------------------------------------------------------------------------------
        TOTAL CAPITAL DEFICIT                                         (10,181,788)             (5,485,941)
----------------------------------------------------------------------------------------------------------
                                                                     $ 13,010,554             $ 4,326,453
==========================================================================================================

                 See accompanying summary of accounting policies and notes to consolidated financial statements.

                                  FAIRCOM INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS


Year ended December 31,                                                              1997            1996                 1995
-----------------------------------------------------------------------------------------------------------------------------------
BROADCASTING REVENUES:
   Gross broadcasting revenues                                                  $  6,696,564      $5,517,586           $5,785,963
   Less: agency commissions                                                         (703,273)       (643,632)            (672,381)
-----------------------------------------------------------------------------------------------------------------------------------
      NET BROADCASTING REVENUES                                                    5,993,291       4,873,954            5,113,582
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
   Programming and technical expenses                                              1,590,531       1,218,160            1,229,333
   Selling, general and administrative expenses                                    2,269,800       1,775,059            1,716,858
   Depreciation and amortization                                                     726,564         321,263              351,257
   Corporate expenses                                                                391,252         336,643              304,653
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                                                     4,978,147       3,651,125            3,602,101
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                             1,015,144       1,222,829            1,511,481
   Interest expense (including provision for appraisal rights of
      $215,000 in 1996 and $438,000 in 1995 (Note 3(b))                           (1,330,676)       (913,643)          (1,249,298)
   Other income                                                                       24,537           7,346               10,633
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES ON INCOME AND EXTRAORDINARY ITEMS                        (290,995)        316,532              272,816
TAXES ON INCOME (Note 9)                                                              71,542          37,692               28,000
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS                                            (362,537)        278,840              244,816
-----------------------------------------------------------------------------------------------------------------------------------
EXTRAORDINARY ITEMS:
   Gain from debt extinguishment (Note 3(a))                                         370,060               -                    -
   Loss from debt extinguishment (Note 3(b))                                      (4,703,370)              -                    -
-----------------------------------------------------------------------------------------------------------------------------------
      Extraordinary items - net                                                   (4,333,310)              -                    -
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                $(4,695,847)     $  278,840          $   244,816
===================================================================================================================================
BASIC INCOME (LOSS) PER SHARE OF COMMON STOCK - ASSUMING NO
   DILUTION (Note 10):
      Income (loss) before extraordinary items                                         $(.05)           $.04                 $.03
      Extraordinary items                                                               (.59)              -                    -
-----------------------------------------------------------------------------------------------------------------------------------
        BASIC NET INCOME (LOSS) PER COMMON SHARE                                       $(.64)           $.04                 $.03
===================================================================================================================================
        WEIGHTED AVERAGE SHARES OUTSTANDING                                        7,378,199       7,378,199            7,378,199
===================================================================================================================================

DILUTED INCOME (LOSS) PER COMMON SHARE - ASSUMING ISSUANCE OF ALL DILUTIVE
   CONTINGENT SHARES (Note 10):
      Income (loss) before extraordinary items                                         $(.05)           $.02                 $.02
      Extraordinary items                                                               (.59)              -                    -
-----------------------------------------------------------------------------------------------------------------------------------
        DILUTED NET INCOME (LOSS) PER COMMON SHARE                                     $(.64)           $.02                 $.02
===================================================================================================================================
        WEIGHTED AVERAGE SHARES OUTSTANDING                                        7,378,199      16,459,701           16,459,701
===================================================================================================================================

               See accompanying summary of accounting policies and
                   notes to consolidated financial statements.

                                  FAIRCOM INC.


                   CONSOLIDATED STATEMENTS OF CAPITAL DEFICIT
                   FOR THE THREE YEARS ENDED DECEMBER 31, 1997




                                            Common Stock
                                  ---------------------------------
                                                                          Additional
                                       Shares          Amount           paid-in capital          Deficit               Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1994                                7,378,199         $73,782             $2,605,813           $(8,689,192)         $(6,009,597)
   Net income for the year
       ended December 31,
       1995                                 -               -                      -               244,816              244,816
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1995                                7,378,199          73,782              2,605,813            (8,444,376)          (5,764,781)
   Net income for the year
       ended December 31,
       1996                                 -               -                      -               278,840              278,840
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1996                                7,378,199          73,782              2,605,813            (8,165,536)          (5,485,941)
   NET LOSS FOR THE
       YEAR ENDED
       DECEMBER 31,1997                     -               -                      -            (4,695,847)          (4,695,847)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
1997                                7,378,199         $73,782             $2,605,813          $(12,861,383)        $(10,181,788)
===================================================================================================================================


               See accompanying summary of accounting policies and
                   notes to consolidated financial statements.

                                  FAIRCOM INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (NOTE 12)


Year ended December 31,                                                                  1997          1996            1995
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                             $ (4,695,847)     $278,840        $244,816
-------------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
        Depreciation and amortization                                                 726,564       323,474         351,257
        Amortization of deferred rental income                                        (34,008)      (34,005)        (34,000)
        Provision for doubtful accounts                                                46,308        23,449          16,428
        Provision for appraisal rights                                                      -       215,000         438,000
        Net loss from debt extinguishments                                          4,333,310             -               -
        Increase (decrease) in cash flows from changes in
           operating assets and liabilities, net of effects of
           purchase of radio stations:
           Accounts receivable                                                       (234,538)     (250,620)         (2,708)
           Prepaid expenses                                                           (13,326)       (6,809)         31,724
           Other assets                                                                     -        (1,325)              -
           Accounts payable                                                            10,427        17,907          13,907
           Accrued expenses and liabilities                                           (35,249)       (9,581)        (77,016)
           Taxes payable                                                               60,000       (10,000)       (100,918)
           Interest payable                                                           254,603      (167,714)        (61,978)
-------------------------------------------------------------------------------------------------------------------------------
                TOTAL ADJUSTMENTS                                                   5,114,091        99,776         574,696
-------------------------------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES                             418,244       378,616         819,512
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Assets related to purchase of radio stations                                    (7,650,000)            -               -
   Capital expenditures                                                              (131,701)      (63,440)       (172,805)
   Acquisition of intangible assets                                                   (81,180)            -               -
   Escrow deposit for purchase of radio station                                      (100,000)            -               -
-------------------------------------------------------------------------------------------------------------------------------
                NET CASH USED IN INVESTING ACTIVITIES                              (7,962,881)      (63,440)       (172,805)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payment for deferred financing costs                                              (834,137)      (44,985)           (235)
   Proceeds from long-term debt                                                    23,000,000             -               -
   Principal payments on long-term debt                                            (7,805,588)     (493,249)       (515,556)
   Purchase of convertible and exchangeable debt                                   (5,385,000)            -               -
   Payment of appraisal right liability                                            (1,015,000)            -               -
   Principal payments under capital lease obligations                                  (3,547)      (17,253)        (19,660)
-------------------------------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED IN) FINANCING
                   ACTIVITIES                                                       7,956,728      (555,487)       (535,451)
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  412,091      (240,311)        111,256
CASH AND CASH EQUIVALENTS, beginning of year                                          123,221       363,532         252,276

Year ended December 31,                                                                1997          1996            1995
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year                                               $  535,312    $123,221       $363,532
===============================================================================================================================


                 See accompanying summary of accounting policies and notes to consolidated financial statements.

                                  FAIRCOM INC.


                         SUMMARY OF ACCOUNTING POLICIES




ORGANIZATION AND                 Faircom Inc. (the "Company") owns and operates
BUSINESS                         radio stations through its wholly-owned
                                 subsidiaries in Flint, Michigan and, effective
                                 June 30, 1997, in Mansfield, Ohio.



PRINCIPLES OF                    The consolidated financial statements of the
CONSOLIDATION                    Company include the accounts of Faircom Inc.
                                 and its subsidiaries, Faircom Flint Inc.
                                 ("Flint"), and Faircom Mansfield Inc.
                                 ("Mansfield"), all of whose common stock is owned by the Company. All intercompany accounts and transactions are eliminated.
                                 Prior to January 1997, Mansfield was named
                                 Faircom Evansville Inc. and was inactive.



USE OF ESTIMATES                 In preparing financial statements in conformity
                                 with generally accepted accounting principles, management is required to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.



CASH AND CASH                    For purposes of the statement of cash flows,
EQUIVALENTS                      the Company considers all highly liquid
                                 financial instruments purchased with an
                                 original maturity of three months or less to be cash equivalents. The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates its fair value.



PROPERTY AND                     Property and equipment are stated at cost.
EQUIPMENT                        For financial reporting purposes, depreciation
                                 is determined using the straight-line method based upon the estimated useful lives of the various classes of assets, ranging from three to fifteen years. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related leases. Both straight-line and accelerated methods are used for federal and state income tax purposes.

                                  FAIRCOM INC.


                         SUMMARY OF ACCOUNTING POLICIES


INTANGIBLE ASSETS                Intangible assets consist principally of the
                                 excess of the purchase price (including
                                 related acquisition costs) over the fair value of tangible assets of acquired radio stations, a substantial portion of which represents the value of Federal Communications Commission licenses. These assets are amortized on a straight-line basis over lives ranging from 15 to 40 years. Management evaluates the continuing realizability of the intangible assets by assessing projected future undiscounted cash flows of its radio stations.



LONG-LIVED ASSETS                The Company follows Statement of Financial
                                 Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS
                                 No. 121"). SFAS No. 121 requires, among other things, that losses resulting from impairment of assets expected to be held, and gains or losses from assets expected to be disposed of, be included as a component of income from continuing operations before taxes on income.



DEFERRED FINANCING               Deferred financing costs are amortized on a
COSTS AND OTHER                  straight-line basis over the term of the
ASSETS                           related debt. Non-compete agreements,
                                 comprising substantially all of  the category
                                 "other assets", are amortized over the terms of the related agreements.



APPRAISAL RIGHT                  The value of the appraisal right given to
                                 Citicorp Venture Capital, Ltd. ("CVC") in connection with its subordinated exchangeable note (see Note 3 (b)) was accrued at a discounted amount, based on the interest rate of the related note and the date on which the appraisal right was to become exercisable.
                                 Adjustments were made to this accrual based on the passage of time and changes in appraisal values. The appraisal right liability was extinguished as of June 30, 1997, the time that the related underlying debt was purchased
                                 (see Note 3(b)).



TAXES ON INCOME                  Income taxes are calculated using the
                                 liability method specified by Statement
                                 of Financial Accounting Standards (SFAS) No.
                                 109, "Accounting for Income Taxes".

                                  FAIRCOM INC.


                         SUMMARY OF ACCOUNTING POLICIES





REVENUE                          Revenue from radio advertisements, including
RECOGNITION                      barter transactions (advertising provided in
                                 exchange for goods and services), is recognized as income when the advertisements are broadcast. Revenue from barter transactions is recorded based on the estimated fair value of the goods and services received. The merchandise or services received as barter for advertising are charged to expense when used or provided. Any merchandise or services received prior to the broadcast of the related advertisements are recorded as a liability; if the advertisement is broadcast first, a receivable is recorded. Barter liabilities and receivables were not material at December 31, 1997 and 1996.



STOCK-BASED                      In 1996, the Company adopted the disclosure
COMPENSATION                     provisions of Statement of Financial
                                 Accounting Standards No. 123, "Accounting for
                                 Stock-Based Compensation" ("SFAS No. 123").
                                 SFAS No. 123 establishes a fair value method of accounting for stock-based compensation, through either recognition or disclosure.

                                 The disclosure provisions require the Company to disclose pro forma information regarding net income (loss) and net income (loss) per share as if compensation cost for stock options granted by the Company had been determined in accordance with the fair value method prescribed by SFAS No. 123.



ADVERTISING COSTS                Advertising costs are charged to expense
                                 as incurred and amounted to $75,858, $68,345 and $149,469 for the years ended December 31, 1997, 1996 and 1995, respectively.



NET INCOME (LOSS)                In February 1997, the Financial Accounting
PER COMMON SHARE                 Standards Board ("FASB") issued Statement of
                                 Financial Accounting Standards ("SFAS") No.
                                 128, "Earnings Per Share." SFAS No. 128 establishes a different method of computing earnings per share than was previously required under the provisions of Accounting
                                 Principles Board Opinion No. 15 ("APB 15").
                                 Under SFAS No. 128, the Company is required to report both basic net income (loss) per common share and diluted net income (loss) per common share for all periods presented. The adoption of SFAS No. 128 had no effect on the per share amounts previously reported by the Company under APB 15.

                                  FAIRCOM INC.

                         SUMMARY OF ACCOUNTING POLICIES


                                 Net income (loss) per common share is based on the weighted average number of shares of common stock outstanding during each period. The effects of the assumed conversion of convertible debt on per share data have been reflected in the diluted calculation only for 1996 and 1995; such effects were not dilutive for 1997 (see Note 3 (b)). The effects of the assumed exercise of outstanding options were not dilutive and, accordingly, have been excluded from the diluted per share calculations (see Notes 7 and 8).



RECENT ACCOUNTING                In June 1997, the FASB issued SFAS No. 130,
PRONOUNCEMENTS                   "Reporting Comprehensive Income."  This
                                 Statement establishes standards for reporting and displaying comprehensive income and its components in the financial statements. It does not, however, require a specific format for the statement, but requires the Company to display an amount representing total comprehensive income for the period of the financial statement. The Company is in the process of determining its preferred format.
                                 This Statement is effective for fiscal years beginning after December 15, 1997.

                                 Also in June 1997, the FASB issued SFAS No.
                                 131, "Disclosures about Segments of an
                                 Enterprise and Related Information." The
                                 Statement establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. This Statement is effective for financial statements for periods beginning after December 15, 1997, and the Company has not yet determined the impact, if any, of the Statement on its financial reporting.


     1.   PROPERTY AND                  Property and equipment consist of the following:
          EQUIPMENT

                                                          1997                   1996
-----------------------------------------------------------------------------------------
Land                                                 $   285,000            $   116,000
Buildings and improvements                               958,583                636,581
Towers and antenna systems                             1,457,564              1,182,526
Studio, technical and transmitting
   equipment                                           3,819,910              3,467,747
Office equipment, furniture and fixtures               1,043,648                941,665

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------
                                                       7,564,705              6,344,519
Less: accumulated depreciation and
   amortization                                       (5,408,461)            (5,159,965)
-----------------------------------------------------------------------------------------
Net property and equipment                            $2,156,244             $1,184,554
=========================================================================================



    2.    INTANGIBLE ASSETS              Intangible assets consist of the
                                         following:


                                                              1997              1996
-----------------------------------------------------------------------------------------
Excess of purchase price over fair value of
   tangible assets of acquired radio stations
   (substantially related to the value of
   Federal Communications Commission
   licenses)                                               $8,255,940        $1,994,425

Related acquisition costs                                     216,209           135,029

Other                                                          13,983            13,983
-----------------------------------------------------------------------------------------

                                                            8,486,132         2,143,437

Less:  accumulated amortization                              (784,791)         (515,670)
-----------------------------------------------------------------------------------------

                                                           $7,701,341        $1,627,767
=========================================================================================


    3.    LONG-TERM DEBT                Long-term debt consists of the following:
          AND FAIR VALUE
          DISCLOSURES
                                                          1997                1996
---------------------------------------------------------------------------------------
Senior secured term and time notes
   (see (a) below)                                    $12,341,666          $7,147,254

Convertible and exchangeable
   subordinated promissory notes (see
   (b) below)                                          10,000,000             681,630
---------------------------------------------------------------------------------------
                                                       22,341,666           7,828,884

Less:  Current portion of long-term
   debt                                                  (430,005)           (552,000)

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



---------------------------------------------------------------------------------------
                                                      $21,911,661          $7,276,884
=======================================================================================


                           (a)    Senior secured term and time notes

                                  In connection with the June 1997 Mansfield acquisition described in Note 12, the Company repaid its outstanding senior secured term and time notes, which had an aggregate principal balance of $7,371,000 at that time, and borrowed $12,500,000 from the same lender under an amended and restated loan agreement (the "1997 loan agreement"). The term notes under the 1997 loan agreement mature July 1, 2002 with optional renewal by the Company under certain circumstances for an additional five years. The principal balance is payable in varying monthly installments, ranging from $31,667 to $72,500, from August 1, 1997 through June 1, 2002, with the balance due on the maturity date. Interest on the term notes initially is at the rate of 4.50% over 30 day commercial paper rates.

                                  The borrowings are secured by all tangible and intangible property of Flint and Mansfield and all outstanding Flint and Mansfield common stock held by the Company, and are guaranteed by the Company.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





                                  The 1997 loan agreement contains certain financial and restrictive covenants, including maintenance of minimum operating income levels and debt coverage ratios, and limitations on capital expenditures, corporate expenses, additional indebtedness, mergers and dividend payments.

                                  As of the date that the Company entered into the 1997 loan agreement, certain accrued interest was extinguished, resulting in an extraordinary gain of $370,060.


                           (b) Convertible and exchangeable subordinated promissory notes

                                  As of June 30, 1997, the Company completed the sale of $10,000,000 aggregate principal amount of its convertible subordinated promissory notes due July 1, 2002 (the "Notes"). The Notes consist of Class A and Class B convertible subordinated promissory notes, each in the aggregate principal amount of $5,000,000.

                                  The Class A Notes are convertible into
                                  11,242,500 shares of the Company's common stock, and the Class B Notes into 7,769,500 shares of common stock. The aggregate 19,012,000 of such shares on full conversion of the Notes would represent 67.1% of the Company's outstanding common stock on a fully diluted and adjusted basis. The Notes bear interest at 7% per annum, compounded quarterly, payable at the maturity of the Notes. The terms of the Securities Purchase Agreement applicable to the Class A and Class B Notes, as amended, provide that if the Company does not, on or before April 1, 1999, consummate a merger of the Company with another corporation on terms acceptable to the holders of the Notes, then upon notice from such holders, the Company shall take all action necessary to liquidate the Company and each of its subsidiaries on terms and conditions acceptable to such holders, such approval not to be unreasonably withheld. Subsequent to the sale of the Notes, an individual who is a beneficial owner and manager of the general partner of one of the holders of the Notes and of the investment manager of the other holder of the Notes became a director of the Company.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





                                  The proceeds from the sale of the Notes were used (i) to purchase for $6,400,000 from Citicorp Venture Capital, Ltd. ("Citicorp") the Company's 8.65% Senior Convertible Note ("Convertible Note") in the principal amount of $181,630 due December 1, 2004 and the Company's 10% Senior Exchangeable Note ("Exchangeable Note") in the principal amount of $500,000 due December 1, 2004, representing all of Citicorp's interests in the Company, and (ii) to pay a portion of the purchase price for the Mansfield acquisition, described in Note 12, and the legal and other fees and expenses of such acquisition. The Convertible Note was convertible into 9,081,502 shares of Common Stock, which would have represented 52.5% of the Company's fully diluted outstanding Common Stock prior to the acquisition and the financing activities described herein. The Exchangeable Note gave Citicorp the right to request, at any time after December 1, 1999, that $350,000 principal amount of such Note be exchanged for a payment equal to 19.99% of the appraised value, as defined, of the Company's subsidiary which owns and operates radio stations in Flint, Michigan.


                                  In connection with the purchase for $6,400,000 of the Citicorp notes, which had a principal amount aggregating $681,630, the Company's appraisal right liability of $1,015,000 was also extinguished. This debt extinguishment resulted in an extraordinary loss of $4,703,370. The amount paid in excess of the principal amount of the Convertible Note and the Exchangeable Note and the appraisal right liability was attributable to the conversion feature of the Convertible Note.


                              Minimum annual maturities of the Company's long-term debt for the next five years are approximately as follows: 1998 - $430,000; 1999 - $554,000; 2000 - $688,000; 2001 -
                              $812,000; and 2002 - $19,858,000.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






                                  The Company estimates that the carrying
                                  amounts of its senior secured term and time notes, $12,341,666 and $7,147,254 at December
                                  31, 1997 and 1996, respectively, approximated their fair values at those dates, based on rates available to the Company for debt with similar terms and remaining maturities. The fair values of the convertible and exchangeable subordinated promissory notes are not readily determinable. Such debt was carried at $10,000,000 at December 31, 1997 and $1,696,630 (including a related appraisal right liability of $1,015,000) at December 31, 1996. No material change in the appraisal right liability occurred subsequent to December 31, 1996, based on management's valuation of such right using factors considered by broadcast industry appraisers. The 1997 debt is convertible into common stock with a market value of approximately $16,000,000 at December 31, 1997. The 1996 debt was convertible into common stock with a market value of approximately $1,540,000 at December 31, 1996, and $350,000 of the debt was exchangeable into the aforementioned appraisal right. The Company believes that an undetermined discount for lack of liquidity would be appropriate due to the large amounts of stock that would be issuable upon conversion.



    4.   DEFERRED RENTAL          Effective January 1995, Flint, as lessor,
         INCOME                   entered into an operating lease agreement
                                  with a telecommunications company. The
                                  lessee agreed to arrange for the construction of a new radio tower and antenna at one of Flint's tower sites, at lessee's expense, and transfer title to those assets to Flint, in exchange for the right to use a portion of the new tower and related building facilities in its operations on a rent-free basis for five years. The lessee has three successive five-year renewal options, providing for no rent in the sixth year, a total of $18,000 rent in the seventh year, and annual increases of 4% beginning with the eighth year.

                                  Flint has recorded as an advance minimum lease payment an amount equal to the fair value of the tower and antenna constructed for its benefit, based on the lessee's construction costs, aggregating approximately $170,000. The assets received were capitalized, the advance lease payment is being amortized as rental income on a straight-line basis over the five year initial lease term, and the unamortized portion of the lease payment is recorded as deferred rental income.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




     5.   COMMITMENTS             The Company has entered into an operating
                                  lease agreement for office space.

                                  The following is a schedule of approximate future minimum lease payments required under this lease:


                                      1998                          $22,200
                                      1999                           22,200
                                      2000                           22,200
                                      2001                            3,700
                                  -------------------------------------------
                                                                    $70,300
                                  ===========================================



                                  Rent expense was approximately $56,000,
                                  $46,000 and $32,000 for the years ended
                                  December 31, 1997, 1996 and 1995,
                                  respectively.



    6.   RETIREMENT PLANS         Effective January 1, 1995, the Company
                                  established a qualified salary reduction plan under Section 401(k) of the Internal Revenue
                                  Code for eligible employees. Under the plan, the Company may, but is not required to, make matching and discretionary contributions to participants' accounts. Matching contributions charged against operations amounted to $6,800 and $4,600 for the years ended December 31, 1996 and 1995, respectively. No matching contributions were made for the year ended December 31, 1997.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




     7.   STOCK OPTION PLAN       The Company has a stock option plan (the
          AND OTHER STOCK         "Plan") under which 900,000 shares of common
          OPTIONS                 stock have been reserved for issuance. Under
                                  this Plan, the Company may grant options to purchase up to 900,000 shares of common stock in the form of either nonqualified stock options or incentive stock options ("ISOs").
                                  The Plan provides that the option price for the nonqualified options be determined by the Board of Directors at or prior to the time the option is granted (but in no event at a price below par value of the common stock) and for ISOs, at a price not less than 100% of the fair market value of the common stock at the date the option is granted, except for those individuals possessing more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries, for whom the price is not less than 110% of the fair market value of the common stock.


                                  The term of each option granted shall be determined by the Board of Directors, provided that the term for each ISO granted under the Plan not be more than 10 years from the date of the grant and the term for each option granted to an individual owning more than 10% of the combined voting power, as described above, not be more than five years.

                                  Under the terms of the Plan, the Company's right to grant additional ISOs terminated September 18, 1994, 10 years from the date the Plan was adopted by the Company's Board of Directors.

                                  The Company applies APB Opinion 25,
                                  "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the Plan. Under APB 25, for options granted to employees at exercise prices equal to the fair market value of the underlying common stock at the date of grant, no compensation cost is recognized.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





                                  At June 30, 1997, in connection with the issuance of its Class A and Class B Convertible Subordinated Notes ("Notes"), the Company issued options to purchase 958,886 and 159,814 shares of its common stock at an exercise price of $.53 per share to its President and Senior Vice President, respectively. These options are exercisable through July 1, 2002 to the extent the Notes are converted to common stock. If less than all of the Notes are ultimately converted, the number of options will be reduced proportionately. At the time when any portion of the Notes is converted and the proportionate number of options become exercisable, the Company will record a nonrecurring charge to operations based on the difference between the exercise price and the market value of the Company's common stock at that time. If all of the Notes had been converted and all of the options had been exercised at December 31, 1997, the charge to operations would have been approximately $355,000.

                                  Statement of Financial Accounting Standards
                                  No. 123, "Accounting for Stock-Based
                                  Compensation" ("SFAS No. 123") requires the
                                  Company to provide, beginning with 1995
                                  grants, pro forma information regarding net income and net income per common share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. Such pro forma information is as follows:




                                         1997               1996                1995
-----------------------------------------------------------------------------------------
Pro forma net income
(loss)                              $(4,865,688)           $257,255            $220,071

Pro forma basic net
income (loss) per
common share                              $(.66)               $.03                $.03


-----------------------------------------------------------------------------------------

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  The weighted-average fair value per share for options granted was $.08, $.09 and $.08 in 1997, 1996 and 1995, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1997, 1996 and 1995 grants:



Dividends:                         None

Volatility:                        46.5%

Risk-free interest rate:           Ranging from
                                   6.28% to 6.38%

Expected term:                     5 years




Transactions involving options are summarized below:



                                      1997                        1996                        1995
                           ------------------------------------------------------------------------------------

                                              WEIGHTED-                 Weighted-                   Weighted-
                                              AVERAGE                    Average                     Average
                                              EXERCISE                  Exercise                    Exercise
                                   SHARES      PRICE          Shares     Price             Shares    Price
---------------------------------------------------------------------------------------------------------------
Outstanding, January 1            825,000     $.16           800,000      $.14             533,882    $.11

Granted                         1,187,700      .53           234,182       .19             309,318     .16

Cancelled                          69,000      .13           209,182       .13              43,200     .31

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------------------------
Outstanding, December 31        1,943,700     $.37           825,000      $.16            800,000     $.14
===============================================================================================================

Exercisable, December 31          721,000     $.20           676,000      $.16            661,000     $.14
===============================================================================================================

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





                                The following table summarizes information about stock options outstanding at December 31, 1997:

                                       Options Outstanding                  Options Exercisable
                             ---------------------------------------       ----------------------
                                          Weighted-
                             Number         Average       Weighted-                    Weighted-
                             Outstanding  Remaining        Average          Number     Average
Exercise                        at       Contractual       Exercise       Exercisable  Exercise
Price                        12/31/97    Life (years)       Price         at 12/31/97    Price
-------------------------------------------------------------------------------------------------
 .13                            112,500       .5             $.13           105,000      $.13

 .16                            409,318      2.1              .16           352,818       .16

 .17                            139,182      3.9              .17           139,182       .17

 .22                             95,000      3.2              .22            55,000       .22

 .53                          1,187,700      4.5              .53            69,000       .53
-------------------------------------------------------------------------------------------------
                             1,943,700      2.8             $.37           721,000      $.20
=================================================================================================

                    Of the 1,943,700 options outstanding at December 31, 1997, 1,866,200 are nonqualified options and 77,500 are ISOs.



      8.   COMMON STOCK           At December 31, 1997, shares of the Company's
           SHARES RESERVED        authorized and unissued common stock were
                                  reserved for issuance upon conversion of convertible subordinated promissory notes and exercise of options, as follows:


Convertible subordinated promissory notes (Note 3 (b))             19,012,000

Stock options (Note 7)                                              1,943,700
-----------------------------------------------------------------------------
                                                                   20,955,700
=============================================================================

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




     9.   TAXES ON INCOME         The provision for federal and state income
                                  taxes consists of the following:

                                             1997               1996             1995
--------------------------------------------------------------------------------------
Current:
       Federal                             $     -           $152,000         $157,000
       State                                71,542             37,692           70,000
--------------------------------------------------------------------------------------
                                            71,542            189,692          227,000
Benefits of net operating loss
       carryforwards                             -            152,000          199,000
--------------------------------------------------------------------------------------
                                           $71,542           $ 37,692         $ 28,000
======================================================================================



                                  The net deferred tax asset consists of the following:

                                                                 1997             1996
----------------------------------------------------------------------------------------
Gross deferred asset for:
   Net operating loss carryforwards                        $2,448,000       $2,311,000
   Excess gain on debt restructuring for tax
      reporting purposes                                            -          186,000
   Alternative minimum tax credit
      carryforwards                                            35,000           35,000
----------------------------------------------------------------------------------------
        Subtotal                                            2,483,000        2,532,000
   Less: valuation allowance                               (2,483,000)      (2,532,000)
----------------------------------------------------------------------------------------
        Net                                               $         -       $        -
----------------------------------------------------------------------------------------



                                  The Company has provided valuation allowances equal to its deferred tax assets because of the uncertainty as to future utilization.

                                  The Company and its subsidiaries file
                                  consolidated federal and separate state
                                  income tax returns. At December 31, 1997, consolidated net operating loss carryforwards ("NOLs") for income tax purposes were approximately $6,800,000. Such NOLs may be limited as to use upon a significant change in the Company's ownership. The tax NOLs expire during the years 2002 to 2012.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




The difference between the Company's effective tax rate on income before taxes on income and the federal statutory tax rate arises from the following:



                                          1997               1996                1995
-----------------------------------------------------------------------------------------
Federal tax expense at
   statutory rate                          34.0%              34.0%               34.0%

Federal taxes, based on
   alternative minimum
   calculation                                -                  -                 1.8

Loss from debt
   extinguishment - non-deductible        (34.6)                 -                   -

Amortization of
   intangibles and other
   non-deductible
   expenses                                (1.0)              31.9                47.6

Benefit of net operating
   losses                                     -              (48.0)              (72.8)

Changes in valuation
   allowance                                1.1              (13.9)                  -

State taxes, net of
   federal benefit                         (1.0)               7.9                16.9

Prior year's federal tax
   overaccrual                                -                  -               (17.2)
-----------------------------------------------------------------------------------------
Effective tax rate                         (1.5)%             11.9%               10.3%
=========================================================================================


There was no material income tax effect related to the extraordinary items described in Note 3.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




10.   NET INCOME (LOSS) PER
          COMMON SHARE              The following table sets forth the
              computation of basic and diluted net income (loss) per common share:

--------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                       1997              1996              1995
--------------------------------------------------------------------------------------------------------------------------
NUMERATOR:
Income (loss) before extraordinary items -
    basic                                                                $(362,537)          $278,840          $244,816
Addback:
   Interest from subordinated senior
      convertible note (net of tax effect)                                       -             13,840            14,093
--------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS -
   DILUTED                                                               $(362,537)          $292,680          $258,909
==========================================================================================================================
EXTRAORDINARY ITEMS - BASIC AND DILUTED                                $(4,333,310)          $      -          $      -
==========================================================================================================================
DENOMINATOR:
Weighted average shares outstanding
   Common stock - basic                                                  7,378,199          7,378,199         7,378,199
   Shares issuable upon assumed conversion of
      subordinated senior convertible note                                       -          9,081,502         9,081,502
--------------------------------------------------------------------------------------------------------------------------
   Common shares - diluted                                               7,378,199         16,459,701        16,459,701
==========================================================================================================================
BASIC INCOME (LOSS) PER SHARE OF COMMON
   STOCK - ASSUMING NO DILUTION:
   Income (loss) before extraordinary items                                  $(.05)              $.04              $.03
   Extraordinary items                                                        (.59)                 -                 -
--------------------------------------------------------------------------------------------------------------------------
      BASIC NET INCOME (LOSS) PER COMMON
        SHARE                                                                $(.64)              $.04              $.03
==========================================================================================================================
DILUTED INCOME (LOSS) PER COMMON SHARE ASSUMING ISSUANCE OF ALL DILUTIVE
CONTINGENT SHARES:
   Income (loss) before extraordinary items                                  $(.05)              $.02              $.02
   Extraordinary items                                                        (.59)                 -                 -
--------------------------------------------------------------------------------------------------------------------------
      DILUTED NET INCOME (LOSS) PER COMMON
        SHARE                                                                $(.64)              $.02              $.02
==========================================================================================================================


Note: The effects of the assumed exercise of outstanding options were not dilutive and, accordingly, have been

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        excluded from the diluted per share calculations. The effects of the assumed conversion of convertible debt were not dilutive for 1997.

   11.   SUPPLEMENTAL CASH              (a)     Supplemental disclosure of cash flow information:
         FLOW INFORMATION


Year ended December 31,                 1997                1996              1995
-----------------------------------------------------------------------------------------
Interest paid during the year        $1,076,073         $  866,357         $  873,276
=========================================================================================
Income taxes paid during
the year                             $   71,542         $   43,592         $  133,257
=========================================================================================



                                        (b)   Supplemental disclosures of
                                              non-cash investing and financing
                                              activities:

                                              In January 1995, Flint received a
                                              tower and antenna, valued at
                                              $170,000, as an advance lease
                                              payment under the terms of an
                                              operating lease agreement (see
                                              Note 4).

                                              In June 1997, certain accrued
                                              interest was extinguished,
                                              resulting in an extraordinary
                                              gain of $370,060 (see Note 3
                                              (a)).



    12.   ACQUISITION OF RADIO             As of June 30, 1997, Mansfield
          STATIONS                         acquired the assets and operations
                                           of two commercial radio stations
                                           located in Mansfield, Ohio (the
                                           "Stations"), from an unrelated
                                           company and its principals, pursuant
                                           to the terms of an Asset Purchase
                                           Agreement, made as of May 20, 1997
                                           (the "Agreement"). Under the terms
                                           of the Agreement, the selling
                                           company received aggregate
                                           consideration of $7,350,000 in cash,
                                           which included $1 in consideration
                                           of a five-year non-compete
                                           agreement. In addition, the Company
                                           paid $300,000 in cash to one of the
                                           selling company's principals in
                                           consideration of a five year
                                           non-compete agreement. A substantial
                                           portion of the purchase price for
                                           the Stations was allocated to
                                           intangible assets, representing
                                           principally the value of the Federal
                                           Communications Commission licenses
                                           acquired. The acquisition of the
                                           Stations has been accounted for by
                                           the purchase method of accounting
                                           and, accordingly, the operating
                                           results of the Stations are included
                                           in the Company's consolidated
                                           results of operations from June 30,
                                           1997, the date of acquisition.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




The following are the Company's estimates of selected pro forma unaudited consolidated results as if the Stations had been acquired as of the beginning of 1996:

                                               1997                    1996
-------------------------------------------------------------------------------------
($000s except per share
amounts)

Net broadcasting revenues                     $7,154                  $7,152
=====================================================================================

Loss before extraordinary
items                                        $  (570)                $  (168)
=====================================================================================

Basic loss before
extraordinary items, per
common share                                 $  (.08)                $  (.02)
=====================================================================================



   13.   SUBSEQUENT             (a) On September 25, 1997, Mansfield filed an
         ACQUISITION AND            application with the Federal Communications
         PENDING MERGER             Commission ("FCC") to acquire the  assets
                                    and operations of radio station WSWR-FM, Shelby, Ohio, for $1,125,000. The net broadcasting revenues and results of operations of the Shelby station for 1997 were not material in relation to the Company's comparable amounts. Mansfield deposited $100,000 in escrow pursuant to the contract to acquire the Shelby station.
                                    The closing of this acquisition occurred in January 1998. In connection with the closing, the Company borrowed $1,100,000 from a holder of the Class A and Class B convertible subordinated promissory notes described in Note 3(b). To evidence this loan, the Company issued its Class C
                                    Subordinated Promissory Note, which bears interest at a rate of 14% per annum payable at maturity, and is payable on the earlier of April 1, 1999 or the closing of the merger described in the following paragraph.

                                  FAIRCOM INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




                             (b) On December 5,1997, the Company signed an agreement to merge with Regent Communications, Inc., another group radio broadcaster. Under the terms of the agreement, Faircom will merge with and into a subsidiary of Regent. The shareholders of Faircom will receive shares of Regent Series C Convertible Preferred Stock, par value $.01 per share ("Series C Preferred Stock"). The Series C Preferred Stock has full voting rights, provides for annual cumulative dividends of 7%, and is convertible on a one-for-one basis (subject to adjustment in certain events) into the common stock, $.01 par value per share, of Regent. The Series C Preferred Stock is subject to mandatory conversion under certain circumstances. In the event of a liquidation of Regent, the Series C Preferred Stock has a preference in the amount of its stated value of $5.00 per share, together with accrued and unpaid dividends. In the merger, the outstanding shares of Faircom Common Stock will be exchanged for fully paid and nonassessable shares of Series C Preferred Stock, and each outstanding Faircom option will be converted into a Regent option entitling the holder to acquire, on equivalent terms, the same number of shares of Series C Preferred Stock as the holder would have been entitled to receive in the merger if such Faircom option had been exercised in full prior to the date of the merger. The number of shares of Series C Preferred Stock to be issued in the merger and issuable pursuant to Regent options to be received in exchange for Faircom options in the merger will be based upon an aggregate liquidation preference amount of $33,162,000, adjusted by the amount of Faircom's net working capital and decreased by its senior debt and by one-half of the prepayment premium on such senior debt to be paid at the closing of the merger, all as computed as of the last day of the month immediately preceding the closing date of the merger.

                                    As of the date of issuance of this report, the closing of the merger is still pending, subject to shareholder approval and satisfaction of certain other conditions.

                         INDEPENDENT AUDITORS' REPORT

Partners
Treasure Radio Associates
Limited Partnership
Cleveland, Ohio

   We have audited the accompanying balance sheets of Treasure Radio Associates Limited Partnership as of November 30, 1996 and 1995 and the related statements of income, partners' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treasure Radio Associates Limited Partnership as of November 30, 1996 and 1995, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Kopperman & Wolf Co.

Cleveland, Ohio
January 9, 1997

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP
                                BALANCE SHEET
                          NOVEMBER 30, 1996 AND 1995

                                                                            1996        1995
                                                                       ------------ -----------
                                 ASSETS
CURRENT ASSETS (Note 5)
 Cash and cash equivalents.............................................  $  233,827  $  332,174
 Accounts receivable, net of allowance for doubtful accounts of
  $15,000 for 1996 and 1995............................................     265,353     257,909
 Investments...........................................................     345,308           0
 Prepaid expenses......................................................      13,234       6,943
                                                                       ------------ -----------
    TOTAL CURRENT ASSETS...............................................     857,722     597,026
PROPERTY AND EQUIPMENT--AT COST (Notes 3 and 5)
 Land..................................................................     160,713     160,713
 Office furniture and equipment........................................     316,017     303,441
 Technical equipment...................................................     917,926     914,096
 Buildings and antenna systems.........................................   1,265,008   1,246,781
 Music, records and tapes..............................................     295,116     295,116
 Vehicles..............................................................      15,421      15,421
                                                                       ------------ -----------
                                                                          2,970,201   2,935,568
 Less accumulated depreciation.........................................   2,020,508   1,855,542
                                                                       ------------ -----------
                                                                            949,693   1,080,026
OTHER ASSETS (Note 5)
 Radio station licenses, call letters and goodwill.....................     323,336     354,175
 Loan fees.............................................................      48,981      29,845
                                                                       ------------ -----------
                                                                            372,317     384,020
                                                                       ------------ -----------
                                                                         $2,179,732  $2,061,072
                                                                       ============ ===========

                     See Notes to the Financial Statements

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP
                          BALANCE SHEET (CONTINUED)
                          NOVEMBER 30, 1996 AND 1995

                                                                      1996          1995
                                                                 ------------- -------------
                LIABILITIES AND PARTNERS' DEFICIT

CURRENT LIABILITIES
 Accounts payable--trade.........................................  $    11,409   $    27,240
 Accrued payroll and related taxes...............................       85,673        65,689
 Current portion of long-term liabilities (Note 5)...............      343,822       241,495
 Accrued interest................................................       40,530        60,421
 Advance payable--Interstate Management Consultants, Inc.
  (Note 8).......................................................       15,670        15,670
 Accrued management fee (Note 8).................................       39,900        39,900
 Other accrued expenses..........................................       29,078        13,183
                                                                 ------------- -------------
    TOTAL CURRENT LIABILITIES....................................      566,082       463,598
LONG-TERM LIABILITIES, Net of Current Portion (Note 5) ..........    2,816,463     3,151,566
COMMITMENTS AND CONTINGENCIES (Notes 3, 4, 5, 6 and 10)
PARTNERS' DEFICIT................................................   (1,202,813)   (1,554,092)
                                                                 ------------- -------------
                                                                   $ 2,179,732   $ 2,061,072
                                                                 ============= =============

                     See Notes to the Financial Statements

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                        STATEMENT OF PARTNERS' DEFICIT

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

                         1996           1995
                   -------------- --------------
Balance, Beginning   $(1,554,092)   $(1,689,791)
Net Income               351,279        135,699
                   -------------- --------------
Balance, Ending      $(1,202,813)   $(1,554,092)
                   ============== ==============

                     See Notes to the Financial Statements

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                             STATEMENT OF INCOME

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

                                                   1996         1995
                                              ------------ ------------
BROADCAST REVENUES, NET OF AGENCY COMMISSIONS   $2,256,075   $1,934,983

OPERATING EXPENSES
 Administrative                                    450,466      395,120

 Program                                           425,053      409,925
 Sales                                             468,572      388,660
 Technical                                          53,734       58,403
 Depreciation                                      164,966      165,688
 Amortization                                       66,561       57,724
 Management fee (note 8)                            30,000       30,000
                                              ------------ ------------
Total Operating Expenses                         1,659,352    1,505,520
                                              ------------ ------------
Operating Income                                   596,723      429,463

OTHER INCOME
 Rental (note 6)                                     4,968        3,196
 Miscellaneous                                      10,810        7,403
                                              ------------ ------------
                                                    15,778       10,599
OTHER EXPENSES
 Interest                                          261,222      304,363
                                              ------------ ------------


 NET INCOME                                     $  351,279   $  135,699
                                              ============ ============

                     See Notes to the Financial Statements

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                           STATEMENT OF CASH FLOWS

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

                                                       1996         1995
                                                  ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash received from customers                       $2,158,769   $1,839,543
 Cash paid to employees                               (771,953)    (688,963)
 Cash paid for services and supplies                  (552,253)    (502,524)
 Interest paid                                        (280,914)    (275,995)
 Rent and interest received                             15,579        5,974
                                                  ------------ ------------
Net Cash Provided by Operating Activities              569,228      378,035

CASH FLOWS FROM INVESTING ACTIVITIES:
 Payments for purchase of investments                 (455,308)           0
 Proceeds from redemption of investments               110,000            0
 Payments for purchases of property and equipment      (24,370)     (13,426)
                                                  ------------ ------------
Net Cash Used by Investing Activities                 (369,678)     (13,426)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term liabilities - net    (243,039)    (179,467)
 Payments for loan refinancing                         (54,858)           0
                                                  ------------ ------------
 Net Cash Used by Financing Activities                (297,897)    (179,467)
                                                  ------------ ------------
 (Decrease) Increase in Cash                           (98,347)     185,142
 Cash and Cash Equivalents, Beginning                  332,174      147,032
                                                  ------------ ------------
 Cash and Cash Equivalents, Ending                  $  233,827   $  332,174
                                                  ============ ============

(Continued)
                     See Notes to the Financial Statements

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

                                                   1996       1995
                                               ---------- ----------
RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:

Net Income                                       $351,279   $135,699

Adjustments to Reconcile Net Income to Net
 Cash Provided by Operating Activities:
 Depreciation                                     164,966    165,688
 Amortization                                      66,561     57,724
 Barter transactions                                 (595)     2,419
 Changes in assets and liabilities:
  Increase in accounts receivable                  (6,849)   (36,548)
  (Increase) decrease in prepaid expenses          (6,291)     5,551
  (Decrease) increase in accounts payable         (15,831)     1,744
  Increase in accrued payroll and related
   taxes                                           19,984     18,366
  (Decrease) increase in accrued interest         (19,891)    28,368
  Increase (decrease) in other accrued
   expenses                                        15,895       (976)
                                               ---------- ----------
Net Cash Provided by Operations                  $569,228   $378,035
                                               ========== ==========
OTHER TRANSACTIONS NOT AFFECTING CASH:

  Revenues recognized from barter activities     $ 90,457   $ 64,697
                                               ========== ==========
  Expenses recognized from barter activities     $ 89,862   $ 67,116
                                               ========== ==========
  Assets acquired from barter activity           $      0   $  5,448
                                               ========== ==========
  Decrease in barter receivables                 $   (595)  $ (2,419)
                                               ========== ==========
  Assets acquired under capital lease            $ 10,263   $      0
                                               ========== ==========

                     See Notes to the Financial Statements

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                      NOTES TO THE FINANCIAL STATEMENTS

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 1--NATURE OF OPERATIONS

   Treasure Radio Associates Limited Partnership (the Partnership) was organized as an Ohio limited partnership on January 5, 1987, with Treasure Radio, Inc. as its general partner. The Partnership operates both an AM radio station, WMAN, and an FM radio station, WYHT, in Mansfield, Ohio.

   WYHT-FM and WMAN-AM are currently operating under licenses from the Federal Communications Commission that must be renewed prior to October 1, 2003.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies of the Partnership are as follows:

   Cash and Cash Equivalents--Included in cash and cash equivalents in 1995 is a certificate of deposit with a maturity of less than three months. In 1996, a highly liquid money market fund is also included in cash and cash equivalents.

   Accounts Receivable and Bad Debts--Provisions for bad debts on accounts receivable are made in amounts required to maintain an adequate allowance to cover potential losses. Accounts determined to be uncollectible during the year are charged against this allowance or directly to bad debt expense in a manner to maintain an adequate allowance. Bad debt expense was $23,932 and $9,814 for the years ended November 30, 1996 and 1995, respectively.

   Investments--Investments consist of three United States Treasury Notes maturing in February, April and August 1997. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities," requires that these investments be recorded at market value; however, the difference between the cost and market value of these investments is immaterial.

   Depreciation--Depreciation of property and equipment is computed on the straight-line method at rates based on the expected useful lives of the assets, as follows:

              ASSETS                   LIFE
---------------------------------- ------------
Office furniture and equipment        5 years
Technical equipment                  10 years
Buildings and antenna systems        20 years
Music, records and tapes              5 years
Vehicles                              3 years

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Amortization--Amortization of other assets is computed on the straight-line method at appropriate rates, based on the stated or expected lives of the related assets, as follows:

                OTHER ASSETS                              LIFE
------------------------------------------------      ------------
Radio station licenses, call letters and goodwill        20 years
Loan fees                                                 7 years

   Barter Contracts--The Partnership provides commercial air time in exchange for goods and services. All transactions are recorded based on the fair market value of the goods and services received. Revenue is recognized when the advertising is broadcast and the value of the goods and services is recorded when they are received or used.

   Taxes on Income--The individual partners are required to report their share of the Partnership's taxable income or loss on their respective tax returns. Therefore, no provision for taxes on income is made in the accompanying financial statements (Note 7).

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3--ASSETS ACQUIRED BY CAPITAL LEASE

   The Partnership leases various assets that have been capitalized in accordance with Financial Accounting Standards Board Statement No. 13 (Note
5). Following is a schedule of the assets acquired under capital leases which are included under property and equipment on the balance sheet.

                                  1996      1995
                              ---------- ---------
Office equipment                $ 19,995  $  9,732
Technical equipment               19,096    19,096
Buildings and antennas           384,465   384,465
                              ---------- ---------
                                 423,556   413,293
Less accumulated depreciation    192,435   168,330
                              ---------- ---------
                                $231,121  $244,963
                              ========== =========

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 4--COVENANTS NOT TO COMPETE

   As part of the purchase agreements for the radio stations, the Partnership agreed to make specified future payments to the sellers in return for their covenants not to compete. These payments were discounted at the Partnership's incremental borrowing rate to determine the values of the intangible assets and the related liabilities (Note 5) that were recorded on the balance sheet.

   Both of the covenants were restructured during the year ended November 30, 1993. One of the covenants not to compete had an original term of five years which expired May 8, 1992. The remaining unpaid obligation under this non-compete agreement has been amended to postpone the quarterly installments for a period of four years. The quarterly payments will resume on July 1, 1997 and continue through July, 2001 (Note 5). The other covenant not to compete had a term of seven years which expired June 16, 1994. As discussed in Note 5, modifications have been made to extend installment payments. The monthly payments for the period June 20, 1993 through May 20, 1997 were reduced to $1,667 and the final payment, due June 16, 1994, was replaced by 48 monthly installments of $3,092.

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 5--LONG-TERM LIABILITIES

   Long term debt consists of a note payable to Star Bank, capital leases, covenants and management fees (Note 9). The note payable to Star Bank is the result of a refinancing of the Partnership's previous loan agreement with Bank of America during the year ended November 30, 1996. Following is a description of the Star Bank note payable, in accordance with the terms of the agreement dated May 13, 1996:

   The Star Bank note payable, initially amounting to $2,350,000, is an eighty-four month term loan with payments commencing July 1, 1996 and ending June 1, 2003. Monthly principal payments are due in the amount of $25,000 from July 1, 1996 through June 1, 1999, $29,167 from July 1, 1999 through June 1, 2002 and $33,333 from July 1, 2002 through May 1, 2003. All remaining principal, along with any accrued interest, is due June 1, 2003.

   Interest is payable monthly on the outstanding loan balance at a rate of 9.05% per annum until May, 2000. At that time, the Partnership will be able to select either the bank's "Prime Based Rate" or "Cost of Funds Based Rate" on which the remaining interest payments will be based.

   The Star Bank loan agreement contains various loan covenants including assurance of the maintenance and continuance of the business, maintenance of various financial ratios, reporting requirements and limitations on loans, investments, partner distributions, capital expenditures, lease obligations and management fees. The loan is collateralized by essentially all assets of the Partnership and each limited partner's interest in the Partnership and is guaranteed by the general partner of the Partnership (Note 8).

   If prepaid, this loan is subject to a fee equal to the difference between the net present value of the prepaid amount, including interest, and the principal amount of the prepayment on the date of payment.

   Following is a schedule of long-term debt:

                                             1996        1995
                                        ------------ -----------
Star Bank                                 $2,225,000  $        0

Bank of America--paid in full in May,
 1996 with proceeds from Star Bank loan            0   2,418,314

Richland, Inc.--payments due under
 covenant not to compete (Note 4);
 effective interest rate 2.41%; per
 modified agreement, monthly payments
 of $1,667 beginning June 20, 1993
 through May 20, 1997, and for the
 period June 20, 1997 through May 20,
 2001, monthly payments $3,092;
 subordinated to the Star Bank debt          150,936     167,087

Capital Lease Obligation--Madison
 Leasing--incurred in connection with
 the acquisition of equipment;
 effective interest rate at November
 30, 1996 was 16.33%; payable in
 monthly payments of $251, including
 interest through February, 2001;
 collateral, equipment                         9,177           0
                                        ------------ -----------
Balance Carried Forward                   $2,385,113  $2,585,401

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 5--LONG-TERM LIABILITIES (CONTINUED)

                                                                          1996         1995
                                                                     ------------ ------------
Balance Brought Forward                                                $2,385,113   $2,585,401

Greater Mansfield Broadcasting Company--payments under covenant not to compete (Note 4); effective interest rate, 3.18%; per modified agreement, payments deferred until July 1, 1997 at which time quarterly payments of $6,250 will be due for a period of four years; secured by property and equipment; subordinated to the Star
 Bank debt                                                                 91,362       88,507

Capital Lease Obligation--payments due under a capital lease of transmitter sites; discounted at the Partnership's incremental borrowing rate at date of acquisition, yielding an effective interest rate of 7.045%; payable in monthly payments of $2,500 through May, 1997, monthly payments of $2,782 from June 7, 1997
 through May 7, 2001 when a final payment of $265,000 is due              319,948      327,130

Capital Lease Obligation--Fuerst & Co.--incurred in connection with the acquisition of equipment; effective interest rate at November
 30, 1996 and 1995 was 14.18%; payable in monthly payments of $141,
 including interest through June of 1997; collateral, equipment               942        2,387

Loan Facility Fee Payable--Bank of America--$75,000 fee payable at maturity on the Bank of America loan (September 30, 1997); if loan were prepaid by December 31, 1995, the fee due was $25,000; if loan were prepaid by December 31, 1996, the fee due was $50,000; this loan was prepaid in May, 1996, at which time the Partnership paid a
 negotiated fee of $25,000                                                      0       25,000

Interstate Management Consultants, Inc. (Note 8)--payments due under a promissory note; interest rate, 10%; interest is due annually on
 February 1st beginning in 1989; subordinated to the Star Bank debt        50,000       50,000

Capital Lease Obligation--Reserve Management, Inc.--incurred in connection with the acquisition of equipment; effective interest rate at November 30, 1996 and 1995 was 14.9%; payable in monthly payments of $189, including interest through March, 1998;
 collateral, equipment                                                      2,720        4,436
                                                                     ------------ ------------
Balance Carried Forward                                                $2,850,085   $3,082,861

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 5--LONG-TERM LIABILITIES (CONTINUED)

                                                                      1996         1995
                                                                 ------------ ------------
Balance Brought Forward                                            $2,850,085   $3,082,861

Interstate Management Consultants, Inc. (Note 8)--payments due for unpaid management fees, reclassified to non-current since debt is subordinated to the Star Bank debt; non-interest
 bearing; unsecured                                                   310,200      310,200
                                                                 ------------ ------------
Total Long-Term Liabilities                                         3,160,285    3,393,061
Less Current Portion                                                  343,822      241,495
                                                                 ------------ ------------
Long-Term Liabilities, Net of Current Portion                      $2,816,463   $3,151,566
                                                                 ============ ============

   Following is a schedule of the maturities of long-term liabilities, including capital lease obligations as of November 30, 1996:

                                         PRINCIPAL
YEARS ENDING                              PAYMENTS   FUTURE MINIMUM  MANAGEMENT
NOVEMBER 30,                              ON NOTES   LEASE PAYMENTS     FEES
-------------------------------------- ------------ -------------- ------------
1997                                     $  327,000     $ 37,910      $      0
1998                                        356,870       37,154             0
1999                                        379,268       36,401             0
2000                                        410,044       36,401             0
2001                                        389,959      280,018             0
Thereafter                                  654,157            0       310,200
                                       ------------ -------------- ------------
                                                         427,884
Less amounts representing interest and
 maintenance fees                                         95,097
                                                    --------------
Total notes payable                      $2,517,298
                                       ============
Present value of net lease payments                     $332,787
                                                    ==============
Accrued management fees                                               $310,200
                                                                   ============
Total Long-Term Liabilities              $3,160,285
                                       ============

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 6--COMMITMENTS AND CONTINGENCIES

   As part of the original purchase on May 8, 1987, the Partnership also acquired the leases of two houses. As of November 30, 1996, both of these houses are being subleased under month-to-month leases. The net rental income for 1996 and 1995 under these leases amounted to $4,967 and $3,196, respectively. There are no future minimum rents due under these arrangements.

NOTE 7--TAXABLE INCOME

   The individual partners are required to report their share of the Partnership's taxable income on their respective tax returns. Following is a reconciliation of the Partnership's net income for financial reporting purposes to its taxable income for 1996 and 1995:

                                            1996       1995
                                        ---------- ----------
Net Income for Financial Reporting        $351,279   $135,699

Permanent Differences:
 Non-deductible amortization                30,838     30,838
 Other                                       3,777      2,878
                                        ---------- ----------
                                            34,615     33,716
Timing Differences:
 Depreciation differences                   84,910     81,575
 Real estate taxes accrued but not paid        200        100
 Accrued vacation pay                        1,704     (1,471)
 Allowance for doubtful accounts                 0      2,000
 Accrued compensation                            0     (7,360)
 Accrued interest                            5,000      5,000
 Accrued commissions                         1,184       (471)
 Capital lease differences                    (895)         0
                                        ---------- ----------
                                            92,103     79,373
                                        ---------- ----------
Taxable Income                            $477,997   $248,788
                                        ========== ==========

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 8--RELATED PARTY TRANSACTIONS

   Treasure Radio, Inc. is the sole general partner of the Partnership, and has a 60.5% interest in the Partnership. Treasure Radio, Inc. is a wholly-owned subsidiary of Interstate Management Consultants, Inc. (Interstate).

   Interstate provides management services to the Partnership. In return, the Partnership has agreed to pay a management fee to Interstate equal to 15% of the Partnership's net income before the management fee, depreciation, amortization, interest expense and income taxes. The parties, in order to comply with stipulations of the bank agreements, agreed to a reduced management fee of $30,000 for 1996 and 1995 which was paid in each of those years.

   Interstate also paid organization and start-up costs amounting to $57,835 on behalf of the Partnership. During 1987, the Partnership repaid $42,165 leaving a balance due to Interstate of $15,670.

   The sole shareholder of Interstate is an attorney who is associated with a law firm that provides legal services to the Partnership. Amounts incurred for services provided by attorneys of this law firm, other than the sole shareholder (for whose services no charge was made), for 1996 and 1995 totaled $17,688 and $4,361, respectively. Of the $17,688 incurred in 1996, $13,182 was capitalized and is being amortized in connection with the refinancing of the Partnership's loan agreement (Note 5).

   The sole shareholder of Interstate is also the owner of another company with which the Partnership has a capital lease agreement. This lease agreement has a term of five years, and expires in 1997 (Note 5).

   During the year ended November 30, 1988, Interstate loaned the Partnership an additional $50,000 (Note 5).

NOTE 9--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value under Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments.

   CASH, ACCOUNTS RECEIVABLE, INVESTMENTS AND PREPAID EXPENSES--The carrying amount approximates fair value because of the short maturity of those instruments.

   ADVANCE PAYABLE, ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES--The carrying amount approximates fair value because of the short maturity of those instruments.

   LOAN PAYABLE, BANK--the carrying amount approximates fair value because the interest rate charged approximates current market rates.

   NOTE PAYABLE INTERSTATE MANAGEMENT CONSULTANTS, INC.--The carrying amount approximates fair value because the interest rate being charged approximates the Partnership's incremental borrowing rate.

                TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP

                    YEARS ENDED NOVEMBER 30, 1996 AND 1995

NOTE 9--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

   COVENANTS NOT TO COMPETE--The carrying amounts of the Richland Incorporated and Greater Mansfield Broadcasting Company covenants not to compete do not approximate fair value because the interest rates implicit in these agreements are 2.41% and 3.18%, respectively (Note 5). In order to estimate the fair value of these covenants, the expected future cash flows have been discounted at the Partnership's incremental borrowing rate.

   The fair values of the covenants not to compete which do not approximate carrying value are as follows:

                                                  NOVEMBER 30,
                                                      1996
                                             ---------------------
                                               CARRYING     FAIR
                                                AMOUNT     VALUE
                                             ---------- ----------
Payments due under covenants not to compete:
 Richland, Inc.                                $150,936   $129,080
 Greater Mansfield Broadcasting Company          91,362     81,722
                                             ---------- ----------
                                               $242,298   $210,802
                                             ========== ==========

   It is not practicable to estimate the fair value of a liability representing unpaid management fees in the amount of $310,200. This liability, as discussed in Note 5, is non-interest bearing and unsecured. The liability is also subordinate to the Star Bank loan agreement and would probably be subordinate to any future senior debt. Because of this subordination, it is impracticable to estimate a future repayment schedule and therefore a term over which future cash flows can be discounted.

NOTE 10--SALE OF BUSINESS

   On January 23, 1997, the Partnership entered into an Asset Purchase Agreement to sell substantially all of the assets of the radio stations, excluding cash and accounts receivable. The sales price is $7,350,000, subject to customary contingencies and post closing adjustments. An escrow deposit of $400,000 was made by the buyer upon execution of the Agreement. Closing of the sale is contingent upon Federal Communications Commission approval. The balance of the purchase price is due at closing, except for a $200,000 eighteen month holdback.

   Concurrent with the closing, non-compete agreements will be executed by Treasure Radio, Inc. (general partner) and the sole shareholder of Interstate Management, Inc. (the owner of Treasure Radio, Inc.).

                 Treasure Radio Associates Limited Partnership
                            Condensed Balance Sheets
                             May 31, 1997 and 1996
                                  (Unaudited)


                                                                     1997          1996
                                                                     ----          ----

ASSETS

Current assets:
  Cash and cash equivalents                                     $   200,765    $   387,986
  Accounts receivable, net of allowance for doubtful accounts       287,735        316,410
  Investments                                                       490,529           --
  Prepaid expenses and other current assets                           3,348          7,468
                                                                -----------    -----------

Total current assets                                                982,377        711,864
                                                                -----------    -----------

Property and equipment                                              868,321      1,010,401
                                                                -----------    -----------

Other assets:
  Radio station, licenses, call letters and goodwill                307,918        338,755
  Loan fees                                                          45,050         35,499
                                                                -----------    -----------

                                                                    352,968        374,254
                                                                -----------    -----------

                                                                $ 2,203,666    $ 2,096,519
                                                                ===========    ===========

LIABILITIES AND PARTNERS' DEFICIT

Current liabilities:
  Accounts payable - trade                                      $    13,252    $    43,570
  Accrued payroll and related taxes                                  82,587         68,997
  Current portion of long-term liabilities                          300,000        300,000
  Accrued interest                                                   26,250         33,485
  Other current liabilities                                          43,259         56,219
                                                                -----------    -----------

Total current liabilities                                           465,348        502,271

Long-term liabilities, net of current portion                     2,695,636      2,993,887

Partners' deficit                                                  (957,318)    (1,399,639)
                                                                -----------    -----------

                                                                $ 2,203,666    $ 2,096,519
                                                                ===========    ===========

                 Treasure Radio Associates Limited Partnership
                       Condensed Statements of Operations
                     Six Months Ended May 31, 1997 and 1996
                                  (Unaudited)

                                                     1997          1996
                                                     ----          ----

Net broadcasting revenues                        $ 1,160,579    $ 1,059,546
                                                 -----------    -----------

Operating expenses:

  Programming and technical expenses                 263,868        251,212

  Selling, general and administrative expenses       450,148        398,075

  Depreciation and amortization                      102,449        111,061

  Corporate expenses                                  15,000         15,000
                                                 -----------    -----------

      Total operating expenses                       831,465        775,348
                                                 -----------    -----------

Income from operations                               329,114        284,198

Interest expense                                     (98,096)      (135,698)

Other income                                          14,477          5,953
                                                 -----------    -----------

Income before taxes on income                        245,495        154,453

Taxes on income                                         --             --
                                                 -----------    -----------

Net income                                       $   245,495    $   154,453
                                                 ===========    ===========

                 Treasure Radio Associates Limited Partnership
                       Condensed Statements of Cash Flows
                     Six Months Ended May 31, 1997 and 1996
                                  (Unaudited)

                                                                          1997         1996
                                                                          ----         ----
Cash flows from operating activities:
Net income                                                              $ 245,495    $ 154,453

Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                         102,449      111,061
    Changes in assets and liabilities:
      Increase in accounts receivable                                     (22,382)     (58,501)
      Decrease (increase) in prepaid expenses                               9,886         (525)
      Increase in accounts payable                                          1,843       16,330
      (Decrease) increase in accrued payroll and related taxes             (3,086)       3,308
      Decrease in accrued interest                                        (14,280)     (26,936)
      Decrease in other current liabilities                               (41,389)     (12,534)
                                                                        ---------    ---------

Net cash provided by operating activities                                 278,536      186,656
                                                                        ---------    ---------

Cash flows from investing activities:
  Payments for purchases of investments                                  (380,583)        --
  Proceeds from redemption of investments                                 235,362         --
  Payments for purchases of property and equipment                         (1,728)     (12,575)
                                                                        ---------    ---------

Net cash used in investing activities                                    (146,949)     (12,575)
                                                                        ---------    ---------

Cash flows from financing activities:
  Principal payments on long-term liabilities                            (164,649)     (99,174)
  Payments for loan refinancing                                              --        (19,095)
                                                                        ---------    ---------

Net cash used in financing activities                                    (164,649)    (118,269)
                                                                        ---------    ---------

(Decrease) increase in cash and cash equivalents                          (33,062)      55,812

Cash and cash equivalents, beginning                                      233,827      332,174
                                                                        ---------    ---------

Cash and cash equivalents, ending                                       $ 200,765    $ 387,986
                                                                        =========    =========


                 TREASURE RADIO ASSOCIATES LIMITED PARTNERSHIP


                      NOTE TO INTERIM FINANCIAL STATEMENTS


     1. Basis of Presentation

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for completed financial statements. In the opinion of management, the statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods. The results of operations for any interim period are not necessarily indicative of the results for a full year.

     It is suggested that these interim financial statements be read in conjunction with the financial statements and notes thereto included in the Treasure Radio Associates Limited Partnership's audited financial statements for the fiscal years ended November 30, 1996 and 1995.

REPORT of INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Regent Communications, Inc.

We have audited the accompanying consolidated balance sheets of Regent Communications, Inc. and Subsidiaries (the "Company") as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1997 and for the period from November 5, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regent Communications, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the year ended December 31, 1997 and for the period from November 5,1996 (inception) through December 31, 1996, in conformity with generally accepted accounting principles.







Coopers & Lybrand, L.L.P.

Cincinnati, Ohio
January 30, 1998

REGENT COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS
as of December 31, 1997 and 1996

                                         ASSETS                                                           1997             1996

Current assets:
    Cash                                                                                              $  1,013,547       $      592
    Accounts receivable, less allowance for doubtful
      accounts  of $86,000 in 1997                                                                       1,507,623                -
    Other receivables                                                                                      197,639                -
    Other current assets                                                                                    28,780                -
    Deposits held in escrow for station acquisitions                                                     1,975,000                -
    Assets held for sale                                                                                 7,500,000                -
                                                                                                      ------------       ----------

      Total current assets                                                                              12,222,589              592

Property, plant and equipment, net                                                                          53,792                -
Other assets, net                                                                                        1,089,462                -
                                                                                                      ------------       ----------

      Total assets                                                                                    $ 13,365,843       $      592
                                                                                                      ============       ==========

                                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                                                                  $    526,004       $      500
    Accounts payable, shareholders                                                                               -           11,906
    Accrued expenses                                                                                       655,078
    Notes payable                                                                                        7,500,000
                                                                                                      ------------       ----------

    Total current  liabilities                                                                           8,681,082           12,406

Redeemable preferred stock:
      Series B Senior convertible preferred stock, 1,000,000 shares authorized, 1,000,000 issued and outstanding, $5.00 stated value (liquidation value; $1,122,055), net of
         subscription for 780,000 shares for $3,900,000                                                  1,122,055                -
      Series D convertible preferred stock, 1,000,000 shares authorized, 220,000 issued
        and outstanding , $5.00 stated value (liquidation value; $1,104,852)                             1,104,852                -
                                                                                                      ------------       ----------

    Total redeemable preferred stock                                                                     2,226,907                -

Commitments and contingencies

Shareholders' equity:
    Preferred stock, $.01 par value: 20,000,000 shares authorized:
      Series A convertible preferred stock, 620,000 shares authorized,
        600,000 issued and outstanding, $5.00 stated value                                               3,000,000                -
        (liquidation value: $3,119,268)
      Series C convertible preferred stock, 4,000,000 shares authorized, none issued                             -                -
        or outstanding, $5.00 stated value
      Series E convertible preferred stock, 5,000,000 shares authorized,
        none issued or outstanding, $5.00 stated value                                                           -                -

    Common stock, $.01 par value; 30,000,000 shares
      authorized; 240,000 shares issued and outstanding                                                      2,400            2,400
    Additional paid-in capital                                                                             571,285           (1,808)
    Deficit                                                                                             (1,115,831)         (12,406)
                                                                                                      ------------       ----------

      Total shareholders' equity (deficit)                                                               2,457,854          (11,814)
                                                                                                      ------------       ----------

      Total liabilities and shareholders' equity                                                      $ 13,365,843       $      592
                                                                                                      ============       ==========

 The accompanying notes are an integral part of the consolidated financial statements.

REGENT COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the year ended December 31, 1997 and the period from November 5,1996 (inception) through December 31, 1996

                                                                1997              1996

Broadcast revenue                                           $ 5,302,603       $         -

Less agency commissions                                        (386,598)                -
                                                            -----------       -----------

    Net revenue                                               4,916,005                 -

Broadcast operating expenses                                  4,167,002                 -


Time brokerage agreement fees, net                            1,223,054                 -

Depreciation and amortization expense                               655                 -

Corporate general and administrative expenses                   517,486             12,406
                                                            -----------        -----------

    Operating loss                                             (992,192)           (12,406)


Interest expense, net                                            73,901                 -

Other expense, net                                               37,332                 -
                                                            -----------       -----------

     Net loss                                               $(1,103,425)      $   (12,406)
                                                            ===========       ===========

Loss applicable to common shares:
    Net loss                                                 (1,103,425)          (12,406)
    Preferred stock dividend requirements                      (146,175)                -
                                                            -----------       -----------

      Loss applicable to common shares                      $(1,249,600)      $   (12,406)
                                                            ===========       ===========

      Basic and diluted net loss per common share           $     (5.21)      $     (0.05)
                                                            ===========       ===========

Shares used in basic and diluted per share calculation          240,000           240,000
                                                            ===========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

REGENT COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the year ended December 31, 1997 and the period November 5, 1996 (inception) through December 31, 1996

                                                                                              ADDITIONAL
                                                                                                PAID-IN
                                              COMMON  STOCK          PREFERRED STOCK            CAPITAL       DEFICIT      TOTAL
                                          ---------------------- --------------------------  ------------  -----------  ------------
                                            SHARES      AMOUNT     SHARES        AMOUNT

 Balance, November 5, 1996                   -           -             -             -            -             -             -
     (inception)

 Issuance of common stock                   240,000   $   2,400                              $    (1,808)               $       592

 Net loss                                                                                                  $   (12,406)     (12,406)
                                          ----------  ---------- ------------  ------------  ------------  -----------  ------------

 Balance December 31, 1996                  240,000       2,400                                   (1,808)      (12,406)     (11,814)

 Contribution from common shareholders                                                           600,000                    600,000

 Issuance of Series A                                                600,000   $ 3,000,000
     preferred stock                                                                                                      3,000,000

 Preferred dividends on Series B and D
     redeemable stock                                                                            (26,907)                   (26,907)

 Net loss                                                                                                   (1,103,425)  (1,103,425)
                                          ----------  ---------- ------------  ------------  ------------  -----------  ------------

 Balances, December 31, 1997                240,000   $   2,400      600,000   $ 3,000,000   $   571,285   $(1,115,831) $ 2,457,854
                                          ==========  ========== ============  ============  ============  ===========  ============


The accompanying notes are an integral part of the consolidated financial statements.

REGENT COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 1997 and the period November 5, 1996 (inception) through December 31, 1996

                                                               1997              1996

Cash flows from operating activities:
     Net loss                                              $(1,103,425)      $   (12,406)
     Adjustments to reconcile net loss to net
       cash used in operating activities:
     Provision for bad debts                                    86,000                 -
     Net barter expense                                         25,976                 -
     Depreciation expense                                          361                 -
     Amortization expense                                          294                 -
Changes in operating assets and liabilities:
     Accounts receivable                                    (1,593,623)                -
     Other receivables and other current assets               (252,395)                -
     Accounts payable                                          513,598            12,406
     Accrued expenses                                          655,078                 -
                                                           -----------       -----------

  Net cash used in operating activities                     (1,668,136)                -
                                                           -----------       -----------

Cash flows used in investing activities:
     Cash paid for acquisitions costs                         (774,762)                -
     Cash paid for organizational costs                        (17,637)
     Deposits held in escrow for station acquisitions       (1,975,000)                -
     Capital expenditures                                      (54,153)                -
                                                           -----------       -----------

Net cash used in investing activities                       (2,821,552)                -
                                                           -----------       -----------

Cash flows from financing activities:
     Proceeds from the issuance of  preferred stock          5,200,000                 -
     Proceeds from the issuance of common stock                      -               592
     Contributions from common shareholders                    600,000                 -
     Payments for financing costs                             (297,357)                -
                                                           -----------       -----------

Net cash provided by  financing activities                   5,502,643               592
                                                           -----------       -----------

Net  increase in cash and cash equivalents                   1,012,955               592
                                                           -----------       -----------

Cash,  beginning of  period                                        592                 -
                                                           -----------       -----------

Cash, end of period                                        $ 1,013,547       $       592
                                                           ===========       ===========

Cash paid for interest                                     $    35,000       $         -
                                                           ===========       ===========

Cash paid for fees under time brokerage agreements         $ 1,287,808       $         -
                                                           ===========       ===========
Noncash investing and financing activities:
     Issuance of notes payable for acquisitions            $ 7,500,000       $         -
                                                           ===========       ===========
     Issuance of preferred stock for note receivable       $ 3,900,000       $         -
                                                           ===========       ===========


The accompanying notes are an integral part of the consolidated financial statements.

REGENT COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS:


       a. ORGANIZATION: JS Communications, Inc., a Delaware corporation, was established in November 1996. In March 1997, JS Communications, Inc. changed its name to Regent Communications, Inc. (the "Company"). The Company was formed to acquire, own and operate radio stations in small and medium-sized markets in the United States. At December 31, 1997, the Company owned one radio station and provided programming and other services to 21 radio stations located in 9 markets. See Note 2.

          The Company began its broadcasting activities on March 1, 1997 by providing programming and other services to radio station KBCQ (FM) in San Diego under a time brokerage agreement and has continued to operate it as an owned station from and after June 6, 1997. Throughout the year, the Company also provided programming to 26 other stations over different periods of time: WEZL (FM) and WXLY (FM) in Charleston, South Carolina from June 1 to August 31; WXZZ (FM) in Lexington, Kentucky from July 1 to August 22; WLRO (FM) and WLTO (FM) in Lexington, Kentucky from September 1 to November 18; the 16 stations of The Park Lane Group from August 18 to December 31; KRDG (FM), KNNN
          (FM), KRRX (FM), and KNRO (FM) in Redding, California from October 10 to December 31; and WSSP (FM) in Charleston, South Carolina from December 5 to December 31.

       b. BASIS OF PRESENTATION: The accompanying consolidated financial statements include the accounts of Regent Communications, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

       c. BROADCAST REVENUE: Broadcast revenue for commercial broadcasting advertisements is recognized when the commercial is broadcast.

       d. BARTER TRANSACTIONS: Barter transactions (advertising provided in exchange for goods and services) are reported at the estimated fair value of the product or services received. Revenue from barter transactions is recognized when advertisements are broadcast and merchandise or services received are charged to expense when received or used. If merchandise or services are received prior to the broadcast of the advertising, a liability (deferred barter revenue) is recorded. If advertising is broadcast before the receipt of the goods or services, a receivable is recorded. For the year ended December 31, 1997, barter revenue was approximately $492,000, and barter expense was approximately $518,000.


       e. CONCENTRATIONS OF CREDIT RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The credit risk is limited due to the large number of customers comprising the Company's customer base and their dispersion across several different geographic areas of the country.

1.     ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS, CONTINUED:

       f. PROPERTY, PLANT AND EQUIPMENT: Property and equipment are stated at cost and depreciated on the straight-line basis over 5 - 10 years for equipment and 6 years for furniture.

       g. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       h. PER SHARE DATA: The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 requires the presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The Company's convertible preferred stock was anti-dilutive and, therefore, was not included in the diluted earnings per share computation.

       i. TIME BROKERAGE AGREEMENTS: At December 31, 1997, the Company operated 21 radio stations under the terms of time brokerage agreements (hereafter referred to as "TBA's"). Revenues and expenses related to such stations are included in operations since the effective dates of the agreements. Fees paid and received under such agreements are included in time brokerage agreement fees in the accompanying Consolidated Statements of Operations.


2.     STATION TRANSACTIONS AND PENDING ACQUISITIONS:

       On June 6, 1997, the Company acquired substantially all of the assets of radio station KCBQ(AM) in San Diego, California for $6,000,000, subject to a 5-year term note payable to the seller. See Note 9. Upon completion of the purchase, the Company's TBA with the seller, effective since March 1, 1997, was terminated. Pursuant to the TBA and the Asset Purchase Agreement, the seller has agreed to reimburse the Company for operating losses incurred by KCBQ (AM) from March 1, 1997 through December 31, 1997. Such operating losses amounted to approximately $136,000. Additionally, the seller has agreed to reimburse the Company for all operating losses subsequent to December 31, 1997, while the station is held for sale. See Note 6. The results of operations of the acquired business is included in the Company's financial statements since the date of acquisition.

       On June 16, 1997, the Company entered into a stock purchase agreement to acquire all of the outstanding capital stock of The Park Lane Group, a California corporation which owns 16 radio stations. The purchase price for the stock is $23,075,000 in cash, subject to adjustment as defined in the agreement. In addition, the Company entered into a TBA with the Park Lane Group, effective August 18, 1997, which will end upon consummation of the acquisition described above or upon termination of the related stock purchase agreement. The Company paid approximately $827,000 in TBA fees related to the Park Lane Group during 1997. The Company received Federal Communications Commission (FCC) approval in November 1997 and expects to close the transaction prior to May 1998. At December 31, 1997, the Company had placed a $1,175,000 deposit held in escrow pending the closing of the Park Lane Group transaction.

       On June 1, 1997, the Company entered into a TBA with WEZL(FM) and WXLY(FM) located in Charleston, South Carolina. The TBA was terminated on August 31, 1997. The Company paid TBA fees of approximately $413,009 related to these stations.

       On August 22, 1997, the Company entered into an asset purchase agreement to acquire substantially all of the assets of radio stations WLRO(FM) and WLTO(FM) located in Richmond and Nicholasville, Kentucky, respectively, for $4.5 million in cash. Simultaneously with the execution of the asset purchase agreement, the Company entered into a TBA with respect to WLRO(FM) and WLTO(FM), whereby the Company operated the stations from September 1, 1997 through November 18, 1997 and the Company paid TBA fees of approximately $45,000 related to these stations. Simultaneously with the previously mentioned agreements, the Company entered into an Assignment and Assumption Agreement with HMH Broadcasting ("HMH"), whereby the Company assigned to HMH all of its rights, title and interest in, to and under the original asset purchase agreement for WLRO(FM) and WLTO(FM).

       In August 1997, the Company entered into an agreement to acquire the assets of two radio stations, WRFQ (FM) and WSUY (FM) (collectively, "Charleston/FMs") in Charleston, South Carolina for $4.5 million. In December 1997, after it was determined that the Company would be unable to purchase additional stations in the market, the Company consummated the acquisitions of the Charleston/FMs subject to a note payable, and immediately sold the two radio stations to a third-party at no gain or loss, in exchange for cancellation of the note payable.

       On August 22, 1997, the Company acquired substantially all of the assets of WXZZ (FM) located in Georgetown, Kentucky for $3,450,000, subject to a note payable with a third party. A TBA effective July 1, 1997, with WXZZ
       (FM) was terminated upon consummation of the purchase. On August 22, 1997, the Company entered into an agreement to sell WXZZ (FM) to HMH Broadcasting ("HMH") for $3,450,000, in exchange for cancellation of the previously mentioned $3,450,000 note payable. In conjunction with this agreement, the Company also entered into a TBA with HMH effective August 22, 1997, with respect to WXZZ (FM) which was terminated on November 12, 1997, upon consummation of the sale of the station by the Company to HMH. The Company received TBA fees of approximately $62,254 related to the HMH TBA.

       On October 10, 1997, the Company entered into an Agreement of Merger, pursuant to which the Company will acquire all of the outstanding capital stock of Alta California Broadcasting, Inc. ("Alta") (a wholly-owned subsidiary of Redwood Broadcasting, Inc.), which owns and operates radio stations KRDG (FM) and KNNN (FM) located in Redding, California. The purchase price for the stock consists of $1 million in cash and 200,000 shares of the Company's Series E Preferred Stock at a stated value of $1 million, subject to adjustment as defined in the agreement. The closing is conditioned on, among other things, receipt of FCC and other regulatory approvals. Additionally, Alta holds an option to purchase, and is required to purchase prior to closing, all of the assets held by Power Surge, Inc. for use in the operation of radio stations KRRX (FM) and KNRO
       (AM) located in Redding, California. In conjunction with this agreement and effective October 10, 1997, the Company entered into a TBA with Redwood Broadcasting, Inc. related to radio stations KRDG (FM), KNNN
       (FM), KRRX (FM) and KNRO (AM); payments under the TBA approximated $2,500 during 1997. The TBA will end upon closing of the merger described above or upon termination of the Agreement of Merger. At December 31, 1997, the Company has placed a $175,000 deposit held in escrow pending the closing of the Alta transaction.

       On December 5, 1997, the Company entered into an Agreement of Merger with Faircom, Inc. ("Faircom"), pursuant to which Faircom will be merged with and into the Company. At the effective date of the merger, each then outstanding share of Faircom common stock will be exchanged for approximately 3,850,000 shares of the Company's Series C preferred stock, subject to adjustment as defined in the agreement. Approximately
       300,000 shares of such Series C stock will be subject to the right of the holder to put such shares to the Company for redemption. Additionally, the holders of Faircom common stock options at the time of the merger will receive substitute stock options for the Company's Series C preferred stock under the Regent Communications, Inc. Faircom Conversion Stock Option Plan. The closing is conditioned on, among other things, receipt of FCC and other regulatory approvals, Faircom shareholder approval, closing of the Park Lane Group acquisition previously discussed, effectiveness of a Registration Statement to be filed by the Company, and the conversion of certain Faircom Subordinated Notes into Faircom Common Stock.

       On December 8, 1997, the Company entered into an asset purchase agreement with Continental Radio Broadcasting L.L.C. to acquire substantially all of the assets of radio stations KFLG(AM) and KFLG(FM) located in Bullhead City, Arizona for $3.6 million in cash, subject to adjustment as defined in the agreement. The closing is conditioned on, among other things, receipt of FCC and other regulatory approvals. At December 31, 1997, the Company has placed a $175,000 deposit held in escrow pending the closing of the transaction.

       On December 17, 1997, the Company entered into an asset purchase agreement to acquire substantially all of the assets of radio stations KIXW (AM) and KZXY (FM) located in Apple Valley, California for $6 million in cash, subject to adjustment as defined in the agreement. The stations are owned by Ruby Broadcasting, Inc. ("Ruby"), a sister corporation and affiliate of Topaz Broadcasting, Inc. ("Topaz"). The closing is conditioned on, among other things, receipt of FCC and other regulatory approvals. The closing is also conditioned on the prior occurrence of a closing between the Company and Topaz (see below). Effective January 1, 1998 the Company entered into a TBA with respect to radio stations KIXW (AM) and KZXY (FM), which will end upon closing of the acquisition described above or upon the termination of the asset purchase agreement.

       On December 17, 1997, the Company entered into an Agreement of Merger, pursuant to which the Company will acquire all of the outstanding capital stock of Topaz. The purchase price for the stock consists of 400,000 shares of the Company's Series E preferred stock at a stated value of $2 million, subject to adjustment as defined in the agreement. The closing is conditioned on, among other things, receipt of FCC and other regulatory approvals. Additionally, Topaz is a party to an asset purchase agreement, and is required to purchase the assets of radio station KIXA
       (FM) located in Lucerne Valley, California, prior to closing of the Agreement of Merger with the Company. In conjunction with this agreement and effective January 1, 1998, the Company entered into a TBA with Topaz, including radio station KIXA (FM), which will end upon closing of the merger described above or upon termination of the Agreement of Merger. At December 31, 1997, the Company has placed a $400,000 deposit held in escrow pending the closing of the Ruby and Topaz transactions.


       In December 1997, the Company acquired an option to purchase substantially all of the assets of radio station WSSP (FM) located in Goose Creek, South Carolina. The purchase price for the option was $1.5 million, subject to a 5 year term note payable to a third party. See Note
       9. The term of the option is one year. Due to a lack of complimentary stations in the market, the Company is currently seeking a buyer for the option. At December 31, 1997, the cost of the option is included in Assets Held for Sale in the accompanying Consolidated Balance Sheet. The Company also entered into a TBA with respect to WSSP (FM) effective December 5, 1997.

3.     PROPERTY AND EQUIPMENT:

       Property and equipment consists of the following:

                                                                                           1997             1996

          Equipment                                                                   $        12,520   $       -
          Furniture & Fixtures                                                                    968           -
          Equipment under installation                                                         40,665           -
                                                                                      ----------------  ----------------
                                                                                               54,153           -
          Less accumulated depreciation                                                          (361)          -
                                                                                      ----------------  ----------------

                                                                                      $        53,792   $       -
                                                                                      ================  ================


4.     OTHER  ASSETS:

       Other assets consists of the following:

                                                                                            1997             1996

          Deferred finance costs                                                      $       297,357   $       -
          Organizational costs                                                                 17,637           -
          Deferred acquisition costs                                                          774,762           -
                                                                                      ----------------  ----------------
                                                                                            1,089,756
          Less accumulated amortization                                                          (294)          -
                                                                                      ----------------  ----------------

                                                                                      $     1,089,462   $       -
                                                                                      ================  ================

5.     ACCRUED EXPENSES:

       Accrued expenses at December 31, 1997 consists of the following:


          Accrued payroll                                                             $        34,496
          Accrued license fees                                                                 78,779
          Accrued property and other taxes                                                     82,318
          Accrued commissions                                                                 149,576
          Accrued professional services                                                       227,350
          Accrued other                                                                        82,559
                                                                                      ----------------

                                                                                      $       655,078
                                                                                      ================

6.     PENDING DISPOSITION:

       On December 16, 1997, the Company signed a Letter of Intent with a third party to sell substantially all of the assets of radio station KCBQ (AM) located in San Diego, California for $6.5 million in cash. The Company is currently involved in negotiating a definitive agreement and anticipates the sale will close prior to July 31, 1998. At December 31, 1997, the KCBQ (AM) assets are stated at cost and are included in Assets Held for Sale in the accompanying Consolidated Balance Sheet. Net broadcast revenue of approximately $66,000 and broadcast expenses of approximately $202,000 related to KCBQ (AM) were included in the Consolidated Statement of Operations for the year ended December 31, 1997.


7.     CAPITAL STOCK:

       The Company's Amended and Restated Certificate of Incorporation authorizes 30,000,000 shares of common stock and 20,000,000 shares of preferred stock and designates 620,000 shares as Series A Convertible Preferred Stock ("Series A"), 1,000,000 shares as Series B Senior Convertible Preferred Stock ("Series B"), 4,300,000 shares as Series C Convertible Preferred Stock ("Series C"), 1,000,000 shares as Series D Convertible Preferred Stock ("Series D"), and 5,000,000 shares as Series E Convertible Preferred Stock ("Series E"). The stated value of all series of preferred stock is $5 per share.

       Series A, Series C, and Series E have the same voting rights as common stock and may be converted at the option of the holder into one share of common stock, subject to adjustment, as defined. The Company's Board of Directors also has the right to require conversion of all shares of Series A, C and E upon the occurrence of certain events, as defined. Series B and Series D have no voting power except for specific events, as defined. Series A, Series C, Series D and Series E have equal rights for the payment of dividends and the distribution of assets and rights upon liquidation, dissolution or winding up of the Company. Series B ranks senior to all other series of preferred stock and may be converted at the option of the holder into one-half share of common stock, subject to adjustment, as defined. The Company's Board of Directors also has the right to require conversion of all shares of Series B and D upon the occurrence of certain events, as defined.

       Upon liquidation of the Company, no distribution shall be made (a) to holders of stock ranking junior to the Series B unless the holders of the Series B have received the stated value per share, plus an amount equal to all unpaid dividends or (b) to the holders of stock ranking on a parity with the Series B, except distributions made ratably on the Series B and all other such parity stock. Dividends accrue on all series of preferred stock at a cumulative annual rate of $.35 per share. The Company may redeem Series A, B, and D at the stated value, plus an amount equal to all unpaid dividends to the date of redemption, whether or not declared. The Company is also required to redeem all shares of Series B and D in the event the closing of the Faircom merger and Park Lane Group acquisition is terminated or has not occurred on or before June 30, 1998, at the stated value plus an amount equal to all unpaid dividends to the date of redemption, whether or not declared. Undeclared dividends in arrears on all outstanding series of preferred stock amounted to $146,175 at December 31, 1997.

       In connection with the issuance of 1,000,000 shares of the Company's Series B senior convertible preferred stock, the Company received cash proceeds of $1,100,000 and a promissory note for $3,900,000. The note is due upon consummation of the Faircom merger as described in Note 2. The note bears interest at 7%; provided that to the extent dividends have accrued on the Series B shares but have not been paid, such interest will be offset against the amount of such accrued but unpaid dividends.

       Under the terms of a Stock Purchase Agreement dated December 1, 1997, the Chief Operating Officer of the Company has agreed to purchase 20,000 shares of Series A Convertible Preferred Stock for $100,000 on or before the closing of the Company's Park Lane Group acquisition. See Note 2.

       Under the terms of a Stock Purchase Agreement dated December 8, 1997, an existing shareholder of the Company has agreed to purchase 780,000 shares of Series D Convertible Preferred Stock for $3,900,000 on or before the closing of the merger with Faircom discussed in Note 2.

8.     INCOME TAXES:

       The Company recorded no income tax expense or benefit for the years ended December 31, 1997 and 1996.

       Components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                                                                           1997             1996

        Deferred tax assets:
           Federal and state net operating loss carryforward                          $       465,219   $       -
           Accounts receivable                                                                 27,844           -
           Other miscellaneous accruals                                                        33,220           -
                                                                                      ----------------  ----------------
                                                                                              526,283           -
        Valuation allowance                                                                  (430,360)          -
                                                                                      ----------------  ----------------
                                                                                               95,923           -
        Deferred tax liabilities:
         Depreciation                                                                       (95,923)            -
                                                                                      ----------------  ----------------

             Net                                                                      $       -         $       -
                                                                                      ================  ================

       The Company has cumulative federal and state tax loss carryforwards of approximately $1,163,000 at December 31, 1997. The loss carryforwards will expire in the year 2012.


9.     NOTES PAYABLE:

       Notes payable at December 31, 1997 consists of the following:

         Promissory note                                                             $    6,000,000
         Promissory note                                                                  1,500,000
                                                                                     ---------------

                                                                                     $    7,500,000
                                                                                     ===============

       In connection with the acquisition of radio station KCBQ (AM), the Company issued to the seller a promissory note for $6,000,000, which is collateralized by the assets of the station. See Note 2. The note matures on the earlier of June 6, 2002 or upon the sale of the KCBQ (AM) assets to a third party. The note does not bear interest prior to the maturity date, as defined. Interest on the unpaid principal after maturity bears interest at 10%. As discussed in Note 6, the Company is currently negotiating the terms of a definitive agreement to sell KCBQ (AM) to an unrelated third party. As a result, the unpaid principal balance of $6 million has been classified as a current liability at December 31, 1997 in the accompanying Consolidated Balance Sheet.

       In connection with the acquisition of an option to acquire radio station WSSP (FM), the Company issued a 5 year term promissory note for $1.5 million to a third party. The terms of the promissory note obligate the Company to pay the lesser of the principal amount of the note or the proceeds from a sale of the option to acquire WSSP(FM). The note is collateralized by the Company's option to acquire WSSP (FM) and matures on the earlier of December 3, 2002 or upon the sale of the WSSP (FM) assets to a third party. The note does not bear interest prior to the maturity date, as defined. Interest on the unpaid principal after maturity bears interest at 10%. Because the Company is currently searching for a buyer of its option to acquire WSSP (FM), the unpaid principal balance of $1.5 million has been classified as a current liability at December 31, 1997 in the accompanying Consolidated Balance Sheet. See Note 2.


10.    BANK CREDIT FACILITY:

       In November 1997, the Company entered into an agreement with a group of lenders (the "Credit Agreement") which provides for a senior reducing revolving credit facility with a commitment of up to $55,000,000 expiring in March 2005 (the "Revolver"). The Credit Agreement is available for working capital and acquisitions, including related acquisition expenses. In addition, the Company may request from time to time that the lenders issue Letters of Credit in accordance with the same provisions as the Revolver. At December 31, 1997, no revolving loans were outstanding under the Credit Agreement.


       The Credit Agreement requires that the commitment under the Revolver be reduced quarterly for each of the four quarters in the period ending December 31, 1999 and by increasing quarterly amounts thereafter, and, under certain circumstances, requires mandatory prepayments of any outstanding loans and further commitment reductions. The indebtedness of the Company under the Credit Agreement is collateralized by liens on substantially all of the assets of the Company and its operating and license subsidiaries and by a pledge of the operating and license subsidiaries' stock, and is guaranteed by those subsidiaries. The Credit Agreement contains restrictions pertaining to the maintenance of financial ratios, capital expenditures, payment of dividends or distributions of capital stock and incurrence of additional indebtedness.

       Interest under the Credit Agreement is payable, at the option of the Company, at alternative rates equal to the LIBOR rate (5.75% at December 31, 1997) plus 1.25% to 2.50% or the base rate announced by the Bank of Montreal plus 0% to 1.25%. The spreads over the LIBOR rate and such base rate vary from time to time, depending upon the Company's financial leverage. The Company will pay quarterly commitment fees equal to 3/8% to 1/2% per annum, depending upon the Company's financial leverage, and the aggregate unused portion of the aggregate commitment under the Credit Agreement. The Company also is required to pay certain other fees to the agent and the lenders for the administration of the facilities and the use of the credit facility. At December 31, 1997, the Company had paid nonrefundable fees totaling approximately $275,000 which are classified as other assets in the accompanying Consolidated Balance Sheet. In addition, the Company is committed to pay the remaining facility fee in the amount of approximately $500,000 upon the completion of the merger between the Company and Faircom. See Note 2.

11.    LEASES:

       The Company and its subsidiaries lease certain equipment and facilities used in their operations. Future minimum rentals under all noncancelable operating leases as of December 31, 1997 are payable as follows, including lease commitments under fine brokerage agreements.

       1998                                      $    557,208
       1999                                           185,594
       2000                                           104,210
       2001                                            96,135
       2002                                            47,868
       Thereafter                                     120,799



       Rental expense was approximately $214,692 and $0 for the years ended December 31, 1997 and 1996, respectively, including lease rental payments under time brokerage agreements.


12.    EMPLOYEE BENEFIT PLAN

       On December 15, 1997 the Company adopted a 401(k) plan effective January 1, 1997 which covers all eligible employees. The Company may make a matching contribution in any year at the discretion of the Board of Directors. The Company did not make any such contributions in 1997.

13.    RECENT PRONOUNCEMENTS:

       In June, 1997 the Financial Accounting Standards Board issued Statement No. 130 (SFAS 130), Reporting Comprehensive Income. SFAS 130 establishes standards of disclosure and financial statement display for reporting total comprehensive income and its individual components. It is effective for the Company in 1998.


14.    SUBSEQUENT EVENTS:

       In January 1998, the Board of Directors of the Company adopted the Regent Communications, Inc. 1998 Management Stock Option Plan (the "1998" Plan). The 1998 Plan provides for the issuance of up to 2,000,000 common shares in connection with the issuance of nonqualified and incentive stock options and eligibility is determined by the Company's Board of Directors. The exercise price of the options is to be not less than the fair market value at the grant date, except for any 10% owner (as defined), for whom the option share price must be at least 110% of fair market value at the grant date. The options expire no later than ten years from the date of grant, or earlier in the event a participant ceases to be an employee of the Company. The Company intends to apply the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees," in accounting for the 1998 Plan. Under APB 25, no compensation expense is recognized for options granted to employees at exercise prices which are equal to the fair market value of the underlying common stock at the grant date.

       In February 1998 and effective upon consummation of the Faircom merger, the Board of Directors authorized a grant of incentive stock options to the Chief Executive Officer and Chief Operating Officer of the Company. The options will provide the holders with the right to acquire up to 733,333 shares of the Company's common stock at an expected price per share of $5.00. Of these options, that portion providing for the purchase of shares having a total fair market value on the grant date of $1 million will be exercisable by each holder in equal 10% increments beginning on the grant date and on each of the following nine anniversary dates of the grants. The balance of the options will be exercisable in equal one-third increments at the end of each of the first three years following the grant. All options expire on February 28, 2008.



       ADDITIONAL UNAUDITED ITEMS:

       In March 1998, Waller-Sutton Media Partners, L.P. ("Waller-Sutton") entered into a commitment letter with Regent which provides for the investment by Waller-Sutton, subject to negotiation of definitive agreements and the satisfaction of certain conditions, of at least $11,500,000 in convertible preferred stock of Regent. This investment would consist of the purchase from Regent of $10,000,000 of its Series F Preferred Stock and the acquisition from Blue Chip Capital Fund II, L.P. and Miami Valley Venture Fund, L.P. of $1,500,000 in principal amount of Class A and Class B Faircom Subordinated Notes that would be converted to Faircom Common Stock and exchanged for Series C Preferred Stock in the Faircom Merger. Waller-Sutton would receive, as part of this investment, warrants to purchase 820,000 shares of Regent Common Stock at an exercise price of $5.00 per share. Waller-Sutton has reserved the right to assign up to $3,500,000 of its investment commitment and an unspecified portion of its warrant rights to partners or affiliates of Waller-Sutton and/or other purchasers of Series F Preferred Stock and to so reduce its investment commitment in respect of the first $3,500,000 of Series F Preferred Stock purchased by others. One of the conditions precedent to Waller-Sutton investment in Regent is the consummation of the Faircom Merger. Upon making its investment, Waller-Sutton will have the right to elect two members to Regent's Board of Directors.

       The Waller-Sutton commitment letter provides that the terms of the Series F Preferred Stock to be acquired by it will include the right of the holders to require Regent to repurchase the Series F Preferred Stock at any time after five years at a price equal to the greater of its fair market value or the sum of its stated value of $5.00 per share and all accrued but unpaid dividends thereon (as well as any warrants held by such holders at a price equal to the fair market value of the Regent Common Stock less the exercise price). Holders of the Series A, Series B and Series D Preferred Stock would have similar "put" rights only if the holders of the Series F Preferred Stock were to exercise their "put" rights. The Series C and Series E Preferred Stock will not have these tag-along "put" rights.


       In order to induce River Cities Capital Fund Limited Partnership ("River Cities"), as a holder of Regent's Series A Preferred Stock, to approve the Faircom Merger, Regent agreed to issue to River Cities, upon consummation of the Faircom Merger, five-year warrants to purchase 80,000 shares of Regent Common Stock at an exercise price of $5.00 per share. R. Glen Mayfield, a member of Regent's Board of Directors, serves as the general partner of River Cities Management Limited Partnership, which is the general partner of River Cities.

       In order to induce General Electric Capital Corporation ("GE Capital"), as a holder of Regent's Series B Preferred Stock, to approve the addition of mandatory conversion rights to the terms of the Series B Preferred Stock in conjunction with issuance of the Series F Preferred Stock, Regent has agreed to issue to GE Capital, upon issuance of the Series F Preferred Stock, warrants to purchase 50,000 shares of Regent Common Stock at an exercise price of $5.00 per share. It is contemplated the terms of these warrants will be substantially the same as those which are to be issued to River Cities upon consummation of the Faircom Merger.

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Shareholders
The Park Lane Group
Menlo Park, California

We have audited the accompanying consolidated balance sheets of The Park Lane Group and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Park Lane Group and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Coopers and Lybrand L.L.P.


Menlo Park, California
February 16, 1998

                      THE PARK LANE GROUP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996

                                     -------


                                  ASSETS                                                       1996              1997
                                                                                          ---------------   ---------------

 Current assets:
    Cash and cash equivalents                                                             $      223,292    $      431,466
    Accounts receivable - trade, less allowance for doubtful accounts of
        $45,414 in 1997 and $62,375 in 1996                                                    1,292,543            53,009
    Prepaid expenses and other current assets                                                    100,201            83,474
                                                                                          ---------------   ---------------

            Total current assets                                                               1,616,036           567,949

 Property and equipment, net                                                                   3,156,578         2,502,766
 Intangible assets, net                                                                        6,515,270         5,937,566
                                                                                          ---------------   ---------------

               Total assets                                                               $   11,287,884    $    9,008,281
                                                                                          ===============   ===============

   LIABILITIES, REDEEMABLE PREFERRED STOCK, CONVERTIBLE
                    PREFERRED STOCK, COMMON STOCK AND
                          SHAREHOLDERS' DEFICIT

 Current liabilities:
    Accounts payable                                                                      $      547,675    $       94,513
    Accrued expenses:
       Compensation and related expenses                                                         163,679            86,432
       Interest                                                                                   69,556            45,508
       Other                                                                                      11,521           119,725
    Note payable to bank                                                                         650,800            70,526
    Notes payable to shareholders                                                                120,000           120,000
    Current portion, long-term debt                                                              253,809           760,964
                                                                                          ---------------   ---------------

            Total current liabilities                                                          1,817,040         1,297,668

 Long-term debt                                                                                6,353,299         5,607,199
                                                                                          ---------------   ---------------

               Total liabilities                                                               8,170,339         6,904,867
                                                                                          ---------------   ---------------

 Commitments (Note 6).

 Mandatorily redeemable Series B preferred stock, $0.01 par value:
    Authorized: 43,000 shares;
    Issued and outstanding:  42,805 shares in 1997 and 1996                                    4,187,127         5,231,150
    (Liquidation value:  $6,343,735 in 1997 and $5,384,004 in 1996)

 Mandatorily redeemable convertible Series C preferred stock, $0.01 par value:
    Authorized: 13,500 shares;
    Issued and outstanding:  12,021 in 1997 and none in 1996                                   1,165,849
    (Liquidation value:  $1,435,656 in 1997 and $1,301,917 in 1996)                                              1,327,101
                                                                                          ---------------   ---------------

 Convertible Series A preferred stock, $0.01 par value:                                        5,352,976         6,558,251
    Authorized:  6,117,945 shares;
    Issued and outstanding: 5,595,875 shares in 1997 and 1996                                  5,595,875         5,595,875
    (Liquidation value:  $5,595,875 in 1997 and 1996)

 Class B common stock, $0.01 par value:
    Authorized:  3,238,828 shares;
    Issued and outstanding:  3,238,821 shares in 1997 and 1996                                 1,163,612         1,163,612

 Class C common stock, $0.01 par value:
    Authorized:  1,350,000 shares;
    Issued and outstanding:  1,202,100 in 1997 and in 1996                                        80,915            80,915

 Class A common stock, $0.01 par value:
    Authorized:  15,000,000 shares;
    Issued and outstanding:  797,225 shares in 1997 and 758,944 shares in
        1996                                                                                     386,522           389,202
 Note receivable from shareholders                                                                     -            (2,680)
 Accumulated deficit                                                                          (9,462,355)      (11,681,761)
                                                                                          ---------------   ---------------

            Total convertible preferred stock, common stock and other
                shareholders' deficit                                                         (2,235,431)       (4,454,837)
                                                                                          ---------------   ---------------

               Total liabilities, redeemable preferred stock, convertible
                  preferred stock, common stock and shareholders' deficit                 $   11,287,884    $    9,008,281
                                                                                          ===============   ===============



   The accompanying notes are an integral part of these financial statements.

                      THE PARK LANE GROUP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              for the years ended December 31, 1997, 1996 and 1995

                                     -------



                                                                        1995               1996               1997
                                                                   ---------------   ----------------   ----------------

 Revenues                                                          $    8,752,202    $     8,927,500    $     6,602,650

 Less agency commissions                                                 (627,219)          (588,833)          (386,611)
                                                                   ---------------   ----------------   ----------------

 Net revenues                                                           8,124,983          8,338,667          6,216,039
                                                                   ---------------   ----------------   ----------------

 Operating expenses:



    Programming                                                         1,572,305          1,609,415            980,325

    Sales and promotion                                                 2,213,329          2,118,918          1,415,164

    Engineering                                                           379,988            403,686            264,246

    General and administrative                                          2,877,936          2,827,557          1,680,882

    Depreciation and amortization                                       1,277,833          1,494,636          1,421,198

    Corporate administrative expenses                                     879,652            670,177            746,878
                                                                   ---------------   ----------------   ----------------
    Total operating expenses                                            9,201,043          9,124,389           6,508,693


            Operating loss                                             (1,076,060)          (785,722)          (292,654)

 Interest expense                                                        (668,504)          (695,899)          (678,315)

 Other expense, net                                                        (4,850)            (4,850)           (43,162)
                                                                   ---------------   ----------------   ----------------

               Net loss before accretion                               (1,749,414)        (1,486,471)        (1,014,131)
                                                                   ---------------   ----------------   ----------------


 Dividends and accretion for redemption on mandatorily
     redeemable preferred stock                                          (556,337)        (1,154,436)        (1,205,275)
                                                                   ---------------   ----------------   ----------------

 Net loss available to common shareholders                         $   (2,305,751)    $     (332,035)    $   (2,219,406)
                                                                   ===============   ================   ================

 Shares used in basic per share calculation                             2,567,209          4,973,115          5,202,555
                                                                   ===============   ================   ================

 Shares used in diluted per share calculation                           2,567,209          4,973,115          5,202,555
                                                                   ===============   ================   ================

 Basic net loss per share                                          $        (0.90)    $        (0.07)    $        (0.43)
                                                                   ===============   ================   ================

 Diluted net loss per share                                        $        (0.90)    $        (0.07)    $        (0.43)
                                                                   ===============   ================   ================


   The accompanying notes are an integral part of these financial statements.

                      THE PARK LANE GROUP AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
              for the years ended December 31, 1997, 1996, and 1995

                                     -------


                                                                Series A                   Class A                  Class B
                                                             Preferred Stock            Common Stock             Common Stock
                                                         ------------------------    --------------------   ------------------------
                                                          Shares        Amount       Shares      Amount      Shares        Amount
                                                         ----------   -----------    -------    ---------   ---------    -----------

 Balances, January 1, 1995                                                           758,944    $ 386,522   1,067,152    $  477,803
    Issuance of class B common stock                                                                        1,361,965       631,307
    Preferred stock accretion
    Preferred stock dividend
    Net loss
                                                         ----------   -----------    -------    ---------   ---------    -----------

 Balances, December 31, 1995                                                         758,944      386,522   2,429,117     1,109,110
    Issuance of Class B common stock special delivery
        in connection with issuance of Series C stock                                                        809,704         54,502
        less $2,177 issuance costs
    Issuance of class C common stock
    Reclassification of Series A preferred stock to
        shareholders deficit due to removal of           5,595,875  $  5,595,875
        redemption requirement
    Preferred stock accretion
    Preferred stock dividend
    Net loss
                                                         ----------   -----------    -------    ---------   ---------    -----------

 Balances, December 31, 1996                             5,595,875      5,595,875    758,944     386,522    3,238,821     1,163,612
    Issuance of Class A Common Stock upon exercise of
        stock options in exchange for shareholder note                                38,281       2,680
    Preferred stock accretion
    Preferred stock dividend
    Net loss
                                                         ----------   -----------    -------    ---------   ---------    -----------

 Balances, December 31, 1997                             5,595,875    $ 5,595,875    797,225    $ 389,202   3,238,821    $1,163,612
                                                         ==========   ===========    =======    =========   =========    ===========


                                                                      Class C             Note
                                                                    Common Stock        Receivable
                                                                ---------------------     from          Accumulated
                                                                 Shares      Amount    Shareholders       Deficit         Total
                                                                ---------    --------  ------------    ------------   ------------

 Balances, January 1, 1995                                                                             $(6,824,569)   $(5,960,244)
    Issuance of class B common stock                                                                                      631,307
    Preferred stock accretion                                                                             (104,662)      (104,662)
    Preferred stock dividend                                                                              (451,675)      (451,675)
    Net loss                                                                                            (1,749,414)    (1,749,414)
                                                                                                       ------------   ------------

 Balances, December 31, 1995                                                                            (9,130,320)    (7,634,688)
    Issuance of Class B common stock special delivery
        in connection with issuance of Series C stock                                                                      54,502
        less $2,177 issuance costs
    Issuance of class C common stock                            1,202,100    $ 80,915                                      80,915
    Reclassification of Series A preferred stock to
        shareholders deficit due to removal of                                                                          5,595,875
        redemption requirement
    Preferred stock accretion                                                                            1,881,082      1,881,082
    Preferred stock dividend                                                                              (726,646)      (726,646)
    Net loss                                                                                            (1,486,471)    (1,486,471)
                                                                ---------    --------                  ------------   ------------

 Balances, December 31, 1996                                    1,202,100      80,915                   (9,462,355)    (2,235,431)
    Issuance of Class A Common Stock upon exercise of
        stock options in exchange for shareholder note                                   $ (2,680)                             -
    Preferred stock accretion                                                                             (216,650)      (216,650)
    Preferred stock dividend                                                                              (988,625)      (988,625)
    Net loss                                                                                            (1,014,131)    (1,014,131)
                                                                ---------    --------    ----------    ------------   ------------

 Balances, December 31, 1997                                    1,202,100    $ 80,915    $ (2,680)    $(11,681,761)   $(4,454,837)
                                                                =========    ========    ==========    ============   ============



   The accompanying notes are an integral part of these financial statements.

                      THE PARK LANE GROUP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 1997, 1996, and 1995

                                     -------


                                                                       1995              1996               1997
                                                                   -------------     -------------      ------------
Cash flows from operating activities:
   Net loss                                                         $(1,749,414)      $(1,486,471)      $(1,014,131)
   Adjustments to reconcile net loss to net cash provided by
       (used in) operating activities:
      Depreciation                                                      631,113           794,982           779,839
      Amortization                                                      646,720           700,955           641,359
      Provision for (recovery of) doubtful accounts                     158,441           148,959           (16,961)
      Deferred interest on convertible note                              91,944           101,138           111,027
      Accounts receivable                                              (114,738)         (135,971)        1,256,495
      Prepaid expenses and other assets                                 133,611           (33,399)           16,727
      Accounts payable                                                       46            16,266          (453,162)
      Accrued expenses                                                  (38,272)              537            30,957
      Accrued interest                                                   25,167           (49,829)          (24,048)
                                                                    -----------       -----------       -----------

           Net cash provided by (used in) operating activities         (215,382)           57,167         1,328,102
                                                                    -----------       -----------       -----------

Cash flows from investing activities:
   Acquisition of radio stations                                     (3,163,963)                                  -
   Purchases of property and equipment                                 (189,079)         (211,612)         (126,027)
   Acquisition of other assets                                                                              (63,655)
                                                                    -----------       -----------       -----------

           Net cash used in investing activities                     (3,353,042)         (211,612)         (189,682)
                                                                    -----------       -----------       -----------

Cash flows from financing activities:
   (Payments on) borrowings under note payable to bank                  179,800           (16,000)         (580,274)
   Proceeds from issuance of convertible notes                          310,000
   Proceeds from issuance of Series A stock
   Proceeds from issuance of Series B stock                           3,318,685             5,920
   Proceeds from issuance of Series C stock                                               862,202
   Borrowings under long-term debt and capital leases                                                     3,840,721
   Principal payments on long-term debt and capital leases             (404,233)         (825,926)       (4,190,693)
                                                                    -----------       -----------       -----------

           Net cash provided by (used in) financing activities        3,404,252            26,196          (930,246)
                                                                    -----------       -----------       -----------

Net increase (decrease) in cash and cash equivalents                   (164,172)         (128,249)          208,174

Cash and cash equivalents, beginning of year                            515,713           351,541           223,292
                                                                    -----------       -----------       -----------

Cash and cash equivalents, end of year                              $   351,541       $   223,292       $   431,466
                                                                    ===========       ===========       ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING
    ACTIVITY
   Conversion of deferred interest to convertible note              $    91,944       $   101,138
   Conversion of convertible notes to Series A preferred stock      $    20,000
   Conversion of convertible notes to Series B stock                                  $   310,000
   Financing of acquisitions through notes payable                  $ 1,086,350

DISCLOSURE OF EQUITY ITEMS:
   Property and equipment acquired under capital leases             $   307,750       $   112,131

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
   Interest paid                                                    $   552,629       $   646,592       $   590,451


   The accompanying notes are an integral part of these financial statements.

                      THE PARK LANE GROUP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     -------



 1.   Organization and Business:
      --------------------------

      The Park Lane Group and Subsidiaries (the Company or Park Lane) own and operate commercial radio stations in California and Arizona. The Company was formed in 1990 and through December 31, 1997, had acquired 16 stations in seven markets. The Company's subsidiaries include the following wholly owned entities: Park Lane Redding Radio, Inc., Park Lane Regency Radio, Inc., Park Lane Chico, Inc., Park Lane High Desert, Inc., Park Lane Northern Arizona, Inc.

      The Company's primary customers are local retailers and service providers who purchase advertising time to promote their goods and services. The Company's stations also receive a portion of their advertising revenues from regional and national advertisers such as fast food franchisers, banks, automotive suppliers and grocery chains who have local outlets in the Company's markets. No one advertiser at any of the Company's stations represents a material portion of the station's total advertising revenue or of accounts receivable in 1997, 1996 or 1995.

      In August 1997, the Company entered into an arrangement with Regent Communications, Inc. (Regent) for the acquisition of all of the outstanding capital stock of the Company (the acquisition). The transaction is subject to certain conditions before closing. There can be no assurance that the transaction will close. Effective August 17, 1997, the Company also entered into an operating agreement with Regent under which most of the operations of the Company's radio stations are managed by Regent and the Company receives a monthly fee based on their performance, subject to a guaranteed minimum.


 2.   Summary of Significant Accounting Policies:
      -------------------------------------------

         PRINCIPLES OF CONSOLIDATION:

         The consolidated financial statements of the Company include the accounts of the corporate office and of the radio stations KPPL, KTPI/KVOY, KSHA/KQMS, KAAA/KZZZ, KRLT/KOWL, KZGL, KFMF, KALF, KATJ/KROY and KVNA A/F. All significant intercompany accounts and transactions have been eliminated.

         USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


 2.   Summary of Significant Accounting Policies, continued:
      ------------------------------------------

         CASH EQUIVALENTS:

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         PROPERTY AND EQUIPMENT:

         Property and equipment are recorded at cost less accumulated depreciation. These assets are depreciated on a straight-line basis over their estimated useful lives of three to 25 years. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss from disposal is included in the results of operations. Assets under capital leases are amortized over the lesser of their useful lives or the term of the lease.

         Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are charged to the asset accounts.

         INTANGIBLE ASSETS:

         Included in intangible assets are goodwill, FCC licenses, noncompete agreements and tower leases. Goodwill, which represents the excess of cost of purchased assets over their fair value at the date of acquisition, is amortized over 15 to 30 years. FCC licenses are amortized over 15 years. Noncompete agreements are amortized over the terms of the related agreements which range from six months to 10 years. Tower leases are amortized over the period of the related lease term, which range from seven to 25 years. Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

         LONG-TERM INDEBTEDNESS:

         The fair value of the Company's long-term indebtedness is based upon estimates using standard pricing models that take into account the present value of future cash flows.

         REVENUE:

         Revenue from the sale of air time is recognized at the time the program or advertisement is broadcast. Income receivable under the operating agreement with Regent is recognized on an accrual basis.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


 2.   Summary of Significant Accounting Policies, continued:
      -------------------------------------------

         BARTER TRANSACTIONS:

         The Company participates in barter transactions in which advertising time is exchanged for goods or services. These exchanges are recorded at the fair market value of the goods or services received for the value of the advertising time provided, whichever is more clearly determinable. Revenues from barter transactions are recognized as income when advertisements are broadcast. Expenses are recognized when goods or services are received. Barter transactions totaled approximately $1,068,776, $1,088,884 and $741,978 in 1995, 1996, and
         1997, respectively.

         ADVERTISING COSTS:

         Advertising costs are expensed to operations as incurred. Advertising costs were $371,748, $751,770, and $519,271 for the years ended December 31, 1995, 1996, and 1997, respectively.

         INCOME TAXES:

         The Company accounts for income taxes using the liability method to calculate deferred income taxes. The realization of deferred tax assets under this method is based on historical tax positions and expectations about future taxable income. A valuation allowance has been provided for deferred tax asset amounts in excess of the amount that can be realized from existing taxable temporary differences.

         CONCENTRATIONS OF CREDIT RISK:

         The Company maintains its cash and short-term investments in deposits with one major U.S. bank; these deposits, therefore, bear the credit risk associated with these financial institutions.

         The Company's radio station customer base consists principally of businesses located in California and Arizona. Collateral, such as letters of credit and bank guarantees, are not generally required from customers. The Company maintains an allowance for potential credit losses associated with its trade accounts receivable.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------



 2.   Summary of Significant Accounting Policies, continued:
      ------------------------------------------

         CONCENTRATIONS OF CREDIT RISK, continued:

         Under the operating agreement with Regent, the Company's sole source of income since August 17, 1997 is from Regent Communications who are responsible for most of the operations of the Company's radio stations. The Company could be adversely affected by a deterioration in the financial position of Regent.

         EMPLOYEE STOCK PLANS:

         The Company accounts for its stock option plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB
         25), "Accounting For Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 123 (FAS), "Accounting for Stock-Based Compensation." FAS 123 provides an alternative to APB 25. As allowed under FAS 123, the Company continues to account for its employee stock plan in accordance with the provisions of APB 25.

         RECENT PRONOUNCEMENT:

         In June 1997, the Financial Accounting Standards Board issued Statement No. 130 (SFAS), Reporting Comprehensive Income. SFAS 130 establishes standards of disclosure and financial statement display for reporting total comprehensive income and its individual components. It is effective for the Company's fiscal year 1998.

         Also in June 1997, the Financial Accounting Standards Board issued Statement No. 131 (SFAS 131), Disclosures About Segments of an Enterprise and Related Information. SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting (referred to as the management approach) and also requires interim reporting of segment information. It is effective for the Company's fiscal year 1998.

         The Company is studying the implications of these new statements and the impact of their implementation on the financial statements.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------



 3.   Balance Sheet Detail:
      ---------------------

      Property and equipment consists of the following:

                                                                            December 31,
                                                                 -----------------------------------
                                                                       1996               1997
                                                                 ----------------   ----------------

 Land and buildings                                              $       960,507    $       975,564
 Transmitter equipment                                                 1,332,770          1,359,972
 Studio and technical equipment                                        1,812,033          1,912,017
 Tower and antenna systems                                               415,901            415,901
 Office furniture and equipment                                          720,057            738,106
 Other                                                                   175,980            141,715
                                                                 ----------------   ----------------

                                                                       5,417,248          5,543,275
 Less accumulated depreciation and amortization                       (2,260,670)        (3,040,509)
                                                                 ----------------   ----------------

                                                                 $     3,156,578    $     2,502,766
                                                                 ================   ================

      The Company leases property and equipment under capital lease agreements (See Note 6). Leased assets included above are as follows:

                                                                               December 31,
                                                                    -----------------------------------
                                                                          1996               1997
                                                                    ----------------   ----------------

    Equipment under capital leases                                  $       647,516    $       530,135
    Less accumulated amortization                                          (388,505)          (278,483)
                                                                    ----------------   ----------------

                                                                    $       259,011    $       251,652
                                                                    ================   ================

      Intangible assets consists of the following:

                                                                                December 31,
                                                                     -----------------------------------
                                                                           1996               1997
                                                                     ----------------   ----------------

    Goodwill and other                                               $     6,447,237    $     6,510,892
    Noncompete agreements                                                    772,015            772,015
    FCC licenses                                                           1,846,950          1,846,950
                                                                     ----------------   ----------------

                                                                           9,066,202          9,129,857
    Less accumulated amortization                                         (2,550,932)        (3,192,291)
                                                                     ----------------   ----------------

                                                                     $     6,515,270    $     5,937,566
                                                                     ================   ================


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


 4.   Note Payable to Bank:
      ---------------------

      The Company has a revolving line of credit with a bank to borrow up to $800,000 at an annual rate of prime plus 1.50% (payable monthly) based on a percentage of certain radio stations' eligible receivables. At December 31, 1997, $70,526 was outstanding under the line of credit. The revolving line of credit is subject to certain affirmative and negative covenants, including minimum broadcast cash flow requirements on a periodic basis.


 5.   Long-Term Debt and Notes Payable:
      ---------------------------------

         LONG-TERM DEBT:

         Long-term debt consists of the following:

                                                                            December 31,
                                                                  ----------------------------------
                                                                       1996               1997
                                                                  ---------------    ---------------

    Long-term notes payable                                       $    4,862,598     $    4,685,307
    9.875% promissory notes                                            1,124,163          1,235,190
    Capital leases (note 6)                                              423,612            312,070
    Other                                                                196,735            135,596
                                                                  ---------------    ---------------

                                                                       6,607,108          6,368,163
    Less current portion                                                (253,809)          (760,964)
                                                                  ---------------    ---------------

                                                                  $    6,353,299     $    5,607,199
                                                                  ===============    ===============

         Long-term notes payable at December 31, 1997, consist of a term loan with Michigan National Bank, and three notes payable of original principal amounts $310,000, $600,000 and $200,000, relating to the acquisition of radio stations KTPI/KVOY, KALF and KROY/KATJ.

         In March 1997, the Company entered into a refinancing arrangement with Michigan National Bank which facilitated the consolidation of certain of the Company's debt obligations. Under the arrangement, the Company borrowed $3,800,000 under a term loan facility. At December 31, 1997, $3,619,048 was outstanding under the term loan. The loan bears interest at LIBOR rate plus 2.75% to 3.75% depending on the leverage of the Company. The term loan is due in 84 monthly installments of $45,238, final payment due September 30, 2004.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


 5.   Long-Term Debt and Notes Payable, continued:
      --------------------------------

         LONG-TERM DEBT, continued:

         The $310,000 note bears interest at 8%, payable monthly. The principal is payable in monthly installments from July 1997 to June 2002 at the rate of 1/120 of the principal balance. The balance is due June 2002. The note is collateralized by substantially all of the assets of KTPI/KVOY. In connection with the refinancing discussed below, the note was made subordinate to the new term loan and line of credit received. At December 31, 1997, $294,819 was outstanding under the note.

         The $600,000 note bears interest at 8%, payable quarterly, and is due in quarterly installments from August 2000 to May 2005 at the rate of 1/40 of the principal balance. The balance is due May 2005. The note is collateralized by the assets of KALF, but subordinated to all senior indebtedness (present or future) of the Company.

         The $200,000 note bears interest at 8.50% interest, payable monthly, and is due in quarterly installments from February 1997 to May 2002 at the rate of 1/28 of the principal balance. The balance is due May 2002. The note is collateralized by the assets of KROY/KATJ, but subordinated to all senior indebtedness (present or future) of the Company. At December 31, 1997, $171,440 was outstanding under the note.

         Repayments of long-term debt, excluding capital leases, (Note 6) required over each of the years following December 31, 1997 consist of:

      1998                                        $      651,323
      1999                                             1,892,439
      2000                                               664,012
      2001                                               690,976
      2002                                               633,856
      Thereafter                                       1,523,487
                                                  ---------------

                                                  $    6,056,093
                                                  ===============

         The weighted average interest rate on short term borrowing as of December 31, 1997 was 8.5%


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


 5.   Long-Term Debt and Notes Payable, continued:
      --------------------------------

         SHAREHOLDER NOTES PAYABLE:

         In March 1994, the Company issued a 7% subordinated promissory note for $120,000, due to a shareholder, which is payable upon demand. Subject to approval of Series B preferred shareholders and certain performance criteria the noteholder has the option to demand payment of the notes with accrued interest on some future date to be determined by mutual agreement of the parties.

         In connection with a Series A convertible redeemable preferred stock issuance in 1993, the Company issued an $800,000, 9.875% subordinated promissory note. Interest is payable at the maturity date of the note. Total interest payable at December 31, 1997 was $435,190 included in the balance due under the note. The note has been treated as though due in fiscal 1999 since the Company's current projections do not allow for earlier redemption and as repayment is subject to the mutual agreement of BancBoston, the shareholders and the Company under the terms of the Inter-Investor Agreement dated October 3, 1994.


6.    Lease Commitments:
      ------------------

      The Company leases various facilities and equipment under noncancelable operating leases expiring through 2015. Certain operating leases are renewable at the end of the lease term. Future minimum lease payments under noncancelable operating leases and capital leases are as follows:

                                                                Capital           Operating
                                                                Leases             Leases
                                                            ----------------   ----------------

 1998                                                       $       131,951    $       333,837
 1999                                                               109,309            237,969
 2000                                                                75,124            139,299
 2001                                                                34,575            121,963
 2002                                                                 5,201            108,564
 Thereafter                                                                            295,652
                                                            ----------------   ----------------

 Total minimum lease payments                                       356,160    $     1,237,284
                                                                               ================
 Less amount representing future interest                          (44,090)
                                                            ----------------

 Present value of minimum capital lease payments                    312,070
 Current portion                                                    109,641
                                                            ----------------

                                                            $       202,429
                                                            ================


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


6.    Lease Commitments, continued:
      -----------------

      Rent expense was approximately $394,340, $434,403, and $288,642 for the years ended December 31, 1995, 1996 and 1997, respectively. In 1997 the Company entered into an operating agreement with Regent (Note 1) under which the Company receives reimbursement for certain ongoing rental expenses.


7.    Capital Stock:
      --------------

         SERIES C FINANCING:

         On January 5, 1996, the Company entered into a Securities Purchase Agreement with Nazem & Company III, L.P. (Nazem), BancBoston Ventures, Inc. (BancBoston) and certain other investors that provided for up to $1,363,500 in equity capital. The Company amended its Articles of Incorporation effective December 22, 1995 to authorize the issuance of Series C mandatorily redeemable convertible preferred stock and Class C common stock which are the securities that were sold to the investors listed above. A Series C unit is comprised of one share of Series C mandatorily redeemable convertible preferred stock and one hundred shares of Class C common at a rate of $101 per unit. The Series C financing also resulted in the Series A class of preferred stock being reclassified as no longer redeemable at the option of the holder. Accordingly, amounts previously accreted to the carrying value of the stock of $2,074,163 were reversed to reduce the Series A preferred carrying value to the redemption value of the issue in the year ended December 31, 1996.

         Certain terms and conditions of the Series B Securities Purchase Agreement with BancBoston were also amended. The rights and preferences of the Series B shares discussed below have been updated to reflect the amended terms. In addition, under the terms of the BancBoston agreement 809,704 shares of Class B common stock were issued in conjunction with the first closing of the Series C financing on January 5, 1996 at a price of $0.01 per share.

         COMMON STOCK:

         The Class B common stock has special voting rights which provide that the Company shall not, without first obtaining the approval of a majority of the then outstanding shares of Class B common stock, (i) amend or supplement the Articles of Incorporation, (ii) merge, consolidate, liquidate, or dissolve the Company, (iii) declare a dividend on Series A convertible preferred, or (iv) purchase the shares of capital stock of the Company, except in connection with the Company's 1992 Stock Option Plan and the Series A convertible preferred agreements.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


7.    Capital Stock, continued:
      -------------

         COMMON STOCK, continued:

         The holders of Class B common stock also have the right to elect that the Company purchase their shares of common stock, on or after September 30, 2000 or earlier upon the occurrence of certain events of default, at a price defined as the greater of fair market value or the Formula Value per Share (as defined in the Series B Securities Purchase Agreement). The Company has the right to elect to purchase all the outstanding shares of Class B common stock, at any one time after September 30, 2002, at the same price as specified above. The holders of Class B common stock have the option at any time to convert outstanding shares into Class A common shares on a one-for-one basis. At December 31, 1997, 3,238,821 shares of Class A common stock had been reserved for conversion. The Class B common shareholders also have certain demand registration rights.

         Holders of Class C common - (1) have the right to elect that the Company purchase their shares of common stock, on or after September 30, 2000, at a price defined as the greater of fair market value or the Formula Value per Share (as defined in the Series C Securities Purchase Agreement), and (2) have the right to convert outstanding shares of Class C common to Class A common on a one-for-one basis. At December 31, 1997, 1,202,100 shares of Class A common stock had been reserved for conversion.

         In connection with the closing of the acquisition of the Company by Regent only, common stock holders have agreed to waive certain of these rights.

         PREFERRED STOCK:

         The Company's preferred stock terms and values at December 31, 1997 are listed below:

                                                                                   Class A
                                                                                   Common
                                                                                  Reserved
                                             Authorized        Outstanding           for
                                               Shares            Shares          Conversion
                                            --------------    --------------    --------------

      Series A preferred                        6,117,945         5,595,875         5,595,875
      Series B preferred                           43,000            42,805
      Series C preferred                           13,500            12,021
                                            --------------    --------------    --------------

                                                6,174,445         5,650,701         5,595,875
                                            ==============    ==============    ==============



                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


7.    Capital Stock, continued:
      -------------

         PREFERRED STOCK, continued:

         The holders of the Series A convertible preferred stock have certain demand registration rights commencing six months following the effective date of an underwritten initial public offering. The Company is prohibited from issuing any shares of any class of stock, other than the investor securities to be issued in accordance with the Series C Securities Purchase Agreement and shares in respect of the outstanding warrants and the Company's 1992 Stock Option Plan, so long as any shares of Series B redeemable preferred, or at least 55% of the Class B common remain outstanding. Once this limitation on issuing capital stock has been eliminated, the holders of the Series A convertible preferred stock have rights of first refusal to purchase new securities. As discussed above, the redemption rights of the Series A preferred stock were removed in conjunction with the Series C financing. Other rights are discussed below.

         The Series B mandatorily redeemable preferred stockholders have special voting rights which provide that the Company shall not, without first obtaining the approval of the majority of the shareholders of the then outstanding shares of Series B preferred, (i) create any new class of stock having a preference over Series B preferred, (ii) amend or repeal the Company's Articles of Incorporation, or (iii) purchase, redeem, or retire any shares of the capital stock ranking junior to the Series B redeemable preferred.

         The holders of the Series B preferred shares are entitled to receive dividends at a rate of $15 per share per annum. All dividends are cumulative and accrue, whether or not declared. When and if no shares of Series B or Series C preferred remain outstanding, the holders of the outstanding Series A convertible preferred stock are entitled to receive noncumulative dividends of $0.08 per share per annum, which are in preference to any common stock dividends, whenever funds are legally available and when and if declared by the Board of Directors.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


7.    Capital Stock, continued:
      -------------

         PREFERRED STOCK, continued:

         The holders of Series B preferred shares have a liquidation preference of an amount equal to $100 per share plus any accrued but unpaid dividends thereon, before any payment shall be made in respect of the Series C mandatorily redeemable convertible preferred stock, the Series A convertible preferred stock or the common stock. After payment to the holders of Series B and Series C preferred stock, the holders of the Series A preferred stock have liquidation preferences of an amount equal to the original issue price of $1.00 per share plus any declared and unpaid dividends thereon, before any payment shall be made in respect to the common stock. Upon completion of the distribution described above, all remaining assets of the Company shall be distributed to all holders of common stock on a pro rata basis dependent upon the number of shares of common stock held. In certain situations specified in the Amended and Restated Articles of Incorporation, a consolidation or merger of the Company or sale of all or substantially all of its assets may be deemed to be a liquidation for purposes of the liquidation preferences.

         The Company shall redeem all of the Series B mandatorily redeemable preferred stock outstanding on September 30, 2001, in the amount of $100 per share plus any accrued but unpaid dividends thereon. Any time after September 30, 1999, the Company may at its option redeem all, but not less than all, of the Series B preferred shares outstanding at the redemption price stated above.

         Holders of Series C mandatorily redeemable convertible preferred stock
         - (1) have the right to convert their number of shares held into shares (or other units) of any subsequent securities as may be issued by the Company in the first transaction occurring after January 5, 1996, 2) have special voting rights identical to the rights described below for the Series B redeemable preferred shares, 3) are entitled to receive dividends at a rate of $10 per share per annum which are cumulative and accrue, whether or not declared, 4) have a liquidation preference of an amount equal to $100 per share plus any accrued but unpaid dividends thereon, before any payment shall be made in respect of the Series A convertible preferred stock or the common stock, and 5) have a mandatory redemption feature which requires the Company to purchase all of the shares of the Series C preferred stock outstanding on September 30, 2001, in the amount of $100 per share plus any accrued but unpaid dividends thereon.

         The Company is accreting the expected redemption value of Series B and Series C preferred stock over the period ending when redemption is estimated to occur.

         In connection with the closing of the acquisition of the Company by Regent only, preferred stock holders have agreed to waive certain of these rights.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


7.    Capital Stock, continued:
      -------------

         STOCK OPTIONS, continued:

         Under the Company's 1992 Stock Option Plan (the Plan), a total of 1,800,000 shares of Class A common stock have been reserved for issuance to employees, officers, directors and consultants. Incentive stock options to purchase shares of the Company's common stock under the Plan may be granted at not less than 100% of the fair value of the stock as determined by the Board of Directors, on the date granted. The options generally have a term of ten years and are generally exercisable either immediately or over periods of up to four years, as determined by the Board of Directors.

         Activity in the Company's stock option plan consists of the following:

                                             Options
                                            Available      Options         Exercise
                                            for Grant    Outstanding        Price          Amount
                                            ----------   -------------   -------------   ------------

      Balances, December 31, 1994             257,882       1,530,000    $0.50-$0.55     $   810,000
         Options granted                     (140,000)        140,000       $0.50             70,000
         Options canceled                     150,000        (150,000)      $0.50            (75,000)
                                            ----------   -------------                   ------------

      Balances, December 31, 1995             267,882       1,520,000    $0.50-$0.55         805,000
         Options granted                     (822,882)        822,882       $0.07            145,250
         Options canceled                     717,882        (717,882)   $0.07-$0.55        (836,500)
                                            ----------   -------------                   ------------

      Balances, December 31, 1996             162,882       1,625,000       $0.07            113,750
         Options canceled                     121,719        (121,719)      $0.07             (8,520)
         Options exercised                          -         (38,281)      $0.07             (2,680)
                                            ----------   -------------                   ------------

      Balances, December 31, 1997             284,601       1,465,000       $0.07        $   102,550
                                            ==========   =============                   ============

         The options outstanding and currently exercisable by exercise price at December 31, 1997 are as follows:

                                                                               Options Currently
                             Options Outstanding                                  Exercisable
      -------------------------------------------------------------------   -------------------------
                                                 Weighted
                                                 Average       Weighted                    Weighted
                                                Remaining       Average                     Average
            Exercise              Number       Contractual     Exercise        Number      Exercise
              Price             Outstanding       Life           Price       Exercisable     Price
      ----------------------    ------------   -----------     ----------   ------------   ----------


              $0.07               1,465,000        6.03          $0.07        1,165,417      $0.07

                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


7.    Capital Stock, continued:
      -------------

         PRO FORMA COMPENSATION EXPENSE, continued:

         During 1996 and following the dilution to holders of Series A common stock caused by the Series C financing described above, the Company repriced all of the outstanding stock options to a revised fair value of $0.07. All unexercised options were effectively canceled and regranted. No other terms of the options were altered.

         The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plans been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have been reduced to the proforma amounts as follows:

                                                                    Year Ended December 31,
                                                       --------------------------------------------------
                                                            1995              1996             1997
                                                       ---------------   ---------------  ---------------

      Net loss - as reported                           $    1,749,414    $    1,486,471   $    1,014,131
                                                       ===============   ===============  ===============

      Net loss - proforma                              $    1,752,908    $    1,504,018   $    1,018,631
                                                       ===============   ===============  ===============

      Basic and diluted net loss - as reported         $        (0.90)   $        (0.07)  $        (0.43)
                                                       ===============   ===============  ===============

      Basic and diluted net loss - proforma            $        (0.90)   $        (0.07)  $        (0.43)
                                                       ===============   ===============  ===============

         The fair value of each option grant was estimated on the date of grant using the minimum value method with the following weighted average assumptions:

               Risk-free interest rate                   6.28%
               Expected life (years)                       4
               Expected dividends                         none
               Expected volatility                        zero

         The weighted average expected life was calculated based on the vesting period and the exercise behavior. The risk-free interest rate was calculated in accordance with the grant date and expected life calculated for each subgroup.


                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


7.    Capital Stock, continued:
      -------------

         WARRANTS:

         The Company has issued warrants to purchase Series A preferred stock at $1.00 per share as follows:

    Number               Aggregate                               Exercise
  of Shares                Price                                  Period
 -------------          -------------                  -------------------------

       63,000           $     63,000                   Through February 1998
       42,000                 42,000                   Through March 1998
       22,500                 22,500                   Through April 1998
      240,000                240,000                   Through May 1998
       75,195                 75,195                   Through March 1999
       45,000                 45,000                   Through August 1999
       34,375                 34,375                   Through November 2002
 -------------          -------------

      522,070           $    522,070
 =============          =============

      The holders of these warrants have agreed not to exercise their purchase rights in conjunction with the acquisition of the Company by Regent only.



                                  Continued

                      THE PARK LANE GROUP AND SUBSIDIARIES

                                     -------


8. Net income (loss) per share:
   ----------------------------

      The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128") effective December 31, 1997. SFAS 128 requires the presentation of basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options and warrants, and conversion of preferred stock for all periods. All prior period net income (loss) per share amounts have been restated to comply with SFAS 128.

                                                                           Year ended December 31,
                                                              -----------------------------------------------
                                                                 1995              1996               1997
                                                              -----------       -----------       -----------

RECONCILIATION OF NET LOSS AVAILABLE TO COMMON
    STOCKHOLDERS USED IN BASIC AND DILUTED PER SHARE
    CALCULATIONS:

Net loss before accretion                                     $(1,749,414)      $(1,486,471)      $(1,014,131)

Dividends and accretion for redemption on mandatorily
    redeemable preferred stock                                   (556,337)        1,154,436        (1,205,275)
                                                              -----------       -----------       -----------

Net loss available to common stockholders for basic and
    diluted net loss per share                                $(2,305,751)      $  (332,035)      $(2,219,406)
                                                              ===========       ===========       ===========

RECONCILIATION OF SHARES USED IN BASIC AND DILUTED PER
    SHARE CALCULATIONS:

Basic net loss per share

   Weighted average shares of common stock outstanding          2,567,209         4,973,115         5,202,555
                                                              -----------       -----------       -----------

   Shares used in basic net loss per share calculation          2,567,209         4,973,115         5,202,555
                                                              ===========       ===========       ===========

      Basic net loss per share                                     ($0.90)           ($0.07)           ($0.43)
                                                              ===========       ===========       ===========

Diluted net loss per share
   Weighted average shares of common stock outstanding          2,567,209         4,973,115         5,202,555
   Dilutive effect of stock options and warrants                        -                 -                 -
   Dilutive effect of convertible preferred stock                       -                 -                 -
                                                              -----------       -----------       -----------

   Shares used in diluted net loss per share calculation        2,567,209         4,973,115         5,202,555
                                                              ===========       ===========       ===========

      Diluted net loss per share                                   ($0.90)           ($0.07)           ($0.43)
                                                              ===========       ===========       ===========

                      THE PARK LANE GROUP AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                     -------


9     Income Taxes:
      -------------

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:

                                                              1996             1997
                                                         -------------     -------------

Deferred tax assets:
   Accounts receivable, principally due to allowance
       for doubtful accounts                              $    25,000       $    18,000
   Net operating loss carryforwards                         2,448,000         2,730,000
   Accrued liabilities                                         19,000            35,000
   Other                                                        2,000                 -
                                                          -----------       -----------

        Total deferred tax assets                           2,494,000         2,783,000

Deferred tax liabilities - property, plant and
    equipment, principally due to differences in             (104,000)          (96,000)
    depreciation
Valuation allowance                                        (2,390,000)       (2,687,000)
                                                          -----------       -----------

           Net deferred taxes                            $          -     $           -
                                                          ===========       ===========

      The change in the valuation allowance was an increase in the allowance of $543,000, $539,000 and $297,000 in 1995, 1996 and 1997, respectively.

      The Company's effective tax rate in 1997 differs from the statutory federal income tax rate as follows:

                                                       1995        1996         1997
                                                     ---------   ---------    --------

    Income tax benefit at statutory rate             (34.0)%     (34.0) %     (34.0)%
    Net operating loss not benefited                  34.0         34.0        34.0
                                                     ------      -------      ------

    Effective tax rate                                   - %          - %         - %
                                                     ======      =======      ======

      The Company has approximately $7,300,000 and $3,000,000 of federal and state net operating loss carryforwards available to reduce future taxable income, respectively. These carryforwards generally expire by 2010 for federal purposes and 1999 for state purposes, if not utilized, and represent the losses incurred subsequent to May 1992, the date the Company began operations as a Subchapter C corporation.

      The Tax Reform Act of 1986 substantially changed the rules relative to net operating loss and tax credit carryforwards in the case of an "ownership change" of a corporation. Any ownership change, as defined, may restrict utilization of carryforwards.

INDEPENDENT AUDITORS' REPORT


Alta California Broadcasting, Inc.


We have audited the accompanying consolidated balance sheet of Alta California Broadcasting, Inc. (a wholly-owned subsidiary of Redwood Broadcasting, Inc.) and subsidiary as of March 31, 1997 and the related consolidated statements of operations, stockholder's deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alta California Broadcasting, Inc. and subsidiary as of March 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.





STOCKMAN KAST RYAN & SCRUGGS, P.C.
Colorado Springs, Colorado
June 25, 1997 (October 10, 1997 as to the matter discussed in the second and third paragraphs of Note 9)

ALTA CALIFORNIA BROADCASTING, INC. AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF REDWOOD BROADCASTING, INC.)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                  MARCH 31,           DECEMBER 31,
                                                                                    1997                 1997
                                                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $      37,754       $       11,261
Accounts receivable, net                                                              121,560              212,805
Receivable from related parties (Note 5)                                               38,286               28,738
Receivable from sale of stations (Note 2)                                             633,000
Prepaid expenses                                                                       10,807               16,113
                                                                                -------------       --------------
Total current assets                                                                  841,407              268,917

PROPERTY AND EQUIPMENT, net (Notes 3 and 6)                                           213,472              208,523
INTANGIBLE ASSETS, net (Note 4)                                                       996,584              935,933
NOTE RECEIVABLE (Note 2)                                                              200,000
OTHER ASSETS                                                                           37,963               45,530
                                                                                -------------       --------------
TOTAL                                                                           $   2,289,426       $    1,458,903
                                                                                =============       ==============

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Payable to Redwood Broadcasting, Inc. (Note 5)                                  $   1,292,025       $      624,113
Accounts payable                                                                      143,500              119,979
Accrued liabilities                                                                   194,365               46,617
Payables to related parties (Note 5)                                                   14,500               65,137
Bank borrowings (Note 6)                                                                                    78,804
Current portion of notes payable (Note 6)                                              34,517               36,781
Current portion of notes payable to related parties (Note 5)                           25,000               25,000
Capital lease obligations (Note 7)                                                     11,994
                                                                                -------------       --------------
Total current liabilities                                                           1,715,901              996,431

NOTES PAYABLE (Note 6)                                                                605,208              577,332
NOTES PAYABLE TO RELATED PARTIES (Note 5)                                             130,949               26,839
                                                                                -------------       --------------
Total liabilities                                                                   2,452,058            1,600,602
                                                                                -------------       --------------
COMMITMENTS (Note 7)

STOCKHOLDER'S EQUITY (DEFICIENCY)
Common stock, no par value; 1,000,000
    shares authorized; 30,000 shares issued
    and outstanding                                                                   225,000              225,000
Accumulated deficit                                                                  (387,632)            (366,699)
                                                                                -------------       --------------
Total stockholder's equity (deficiency)                                              (162,632)            (141,699)
                                                                                -------------       --------------
TOTAL                                                                           $   2,289,426       $    1,458,903
                                                                                =============       ==============

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

ALTA CALIFORNIA BROADCASTING, INC. AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF REDWOOD BROADCASTING, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                          NINE MONTHS ENDED
                                                                     YEAR ENDED              DECEMBER 31,
                                                                      MARCH 31,     -----------------------------
                                                                        1997            1996             1997
                                                                                     (UNAUDITED)      (UNAUDITED)

REVENUE
Broadcast revenue                                                 $      545,185    $     278,902   $      819,038
Less agency commissions                                                   37,268           22,964           74,739
                                                                  --------------    -------------   --------------

NET REVENUE                                                              507,917          255,938          744,299
                                                                  --------------    -------------   --------------

OPERATING EXPENSE
Selling, general and administrative                                      408,859          217,959          337,262
Broadcasting                                                             339,499          257,457          414,271
Depreciation and amortization                                            151,544           66,562           99,647
                                                                  --------------    -------------   --------------

Total                                                                    899,902          541,978          851,180
                                                                  --------------    -------------   --------------

LOSS FROM OPERATIONS                                                    (391,985)        (286,040)        (106,881)
                                                                  --------------    -------------   --------------

OTHER INCOME (EXPENSE)
Gain on sale of stations (Note 2)                                        678,206
Loss on sale of land (Note 2)                                            (80,000)         (80,000)
Interest expense                                                        (104,731)         (71,029)         (28,213)
Other income - net                                                        59,664           44,873          156,027
                                                                  --------------    -------------   --------------

Other income (expense), net                                              553,139         (106,156)         127,814
                                                                  --------------    -------------   --------------

NET INCOME (LOSS)                                                 $      161,154    $    (392,196)  $       20,933
                                                                  ==============    =============   ==============

NET INCOME (LOSS) PER
    COMMON SHARE                                                  $         5.37    $      (13.07)  $         0.70
                                                                  ==============    =============   ==============

WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING                                                    30,000           30,000           30,000
                                                                  ==============    =============   ==============

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

ALTA CALIFORNIA BROADCASTING, INC. AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF REDWOOD BROADCASTING, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------

                                                                                                         TOTAL
                                                 COMMON STOCK                                        STOCKHOLDER'S
                                            --------------------------        ACCUMULATED               EQUITY
                                             SHARES          AMOUNT             DEFICIT              (DEFICIENCY)

BALANCES,
    APRIL 1, 1996                              30,000     $    225,000       $    (548,786)        $      (323,786)
Net income                                                                         161,154                 161,154
                                           ----------     ------------       -------------         ---------------

BALANCES,
    MARCH 31, 1997                             30,000          225,000            (387,632)               (162,632)
Net income (unaudited)                                                              20,933                  20,933
                                           ----------     ------------       -------------         ---------------

BALANCES,
    DECEMBER 31, 1997
    (unaudited)                                30,000     $    225,000       $    (366,699)        $      (141,699)
                                           ==========     ============       =============         ===============

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

ALTA CALIFORNIA BROADCASTING, INC. AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF REDWOOD BROADCASTING, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                           NINE MONTHS ENDED
                                                                    YEAR ENDED                DECEMBER 31,
                                                                     MARCH 31,       ----------------------------
                                                                       1997               1996           1997
                                                                                       (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)                                                  $     161,154     $   (392,196)     $    20,933
Adjustments to reconcile net income (loss) to
    net cash used in operating activities:
    Depreciation and amortization                                        151,544           66,562           99,647
    Gain on sale of stations                                            (678,206)
    Loss on sale of land                                                  80,000           80,000
    Changes in operating assets and liabilities:
       Accounts receivable                                               (46,998)         (19,041)         (91,245)
       Other current assets                                               (3,961)          40,012           (5,306)
       Accounts payable and accrued expenses                             (40,658)         (11,193)        (171,269)
       Other assets                                                       14,854          (78,109)          (7,567)
                                                                   -------------     ------------      -----------
Net cash used in operating activities                                   (362,271)        (313,965)        (154,807)
                                                                   -------------     ------------      -----------
INVESTING ACTIVITIES
Proceeds from sale of stations, net of commissions
    paid                                                                 588,333
Proceeds from sale of land                                               370,000          370,000
Purchases of station assets                                             (448,920)        (405,159)         (34,047)
Increase in receivable from sale of stations                                                               (17,000)
Collection of receivable from sale of stations                                                             850,000
                                                                   -------------     ------------      -----------
Net cash provided by (used in) investing activities                      509,413          (35,159)         798,953
                                                                   -------------     ------------      -----------
FINANCING ACTIVITIES
Proceeds from borrowings under related party notes                       273,675
Proceeds from borrowings under notes                                     170,000
Borrowings from (repayments to) Redwood Broadcasting, Inc.               651,257          775,516         (767,912)
Principal payments on notes to related parties                          (529,900)        (239,801)          (4,110)
Principal payments on notes                                             (445,275)        (286,975)         (25,612)
Decrease (increase) in net payable to related
    parties                                                             (215,481)         114,415           60,185
Payments on capital lease obligations                                    (13,664)         (10,014)         (11,994)
Proceeds from bank borrowings                                                                               78,804
                                                                   -------------     ------------      -----------
Net cash provided by (used in) financing
    activities                                                          (109,388)         353,141         (670,639)
                                                                   -------------     ------------      -----------
NET INCREASE (DECREASE) IN
    CASH AND CASH EQUIVALENTS                                             37,754            4,017          (26,493)
CASH AND CASH EQUIVALENTS,
    Beginning of period                                                 --                --                37,754
                                                                   -------------     ------------      -----------
CASH AND CASH EQUIVALENTS,
    End of period                                                  $      37,754     $      4,017      $    11,261
                                                                   =============     ============      ===========

                                                                                                        (continued)


See notes to consolidated financial statements.
--------------------------------------------------------------------------------

ALTA CALIFORNIA BROADCASTING, INC. AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF REDWOOD BROADCASTING, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                          NINE MONTHS ENDED
                                                                    YEAR ENDED                DECEMBER 31,
                                                                     MARCH 31,       ----------------------------
                                                                       1997               1996           1997
                                                                                       (UNAUDITED)    (UNAUDITED)

SUPPLEMENTAL NONCASH INVESTING
AND FINANCING ACTIVITIES
Promissory note received for sale of stations                      $     200,000
Receivable for sale of stations                                          633,000
Assumption of note payable to related party by
    Redwood Broadcasting, Inc. (Note 5)                                                               $    100,000

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest                                             $     103,577     $     93,320     $     48,282






                                                                                                        (concluded)

See notes to consolidated financial statements.
--------------------------------------------------------------------------------

ALTA CALIFORNIA BROADCASTING, INC. AND SUBSIDIARY
(A WHOLLY-OWNED SUBSIDIARY OF REDWOOD BROADCASTING, INC.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 1996 AND 1997 IS UNAUDITED)
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION -- Alta California Broadcasting, Inc. (Alta) and its subsidiary, Northern California Broadcasting, Inc. (Northern) (collectively, the Company), operate in the radio broadcasting industry. Alta is a wholly-owned subsidiary of Redwood Broadcasting, Inc. (Redwood) which, in turn, is a majority-owned subsidiary of Redwood MicroCap Fund, Inc. (MicroCap). Organized for the purpose of acquiring and/or developing undervalued radio broadcasting properties located in small to medium sized markets, the Company has embarked upon an aggressive acquisition and development program and currently operates radio stations in Northern California.

         The accompanying financial statements for the year ended March 31, 1997 only include the operations of radio stations KRDG-FM and KNNN-FM. The accompanying financial statements for the nine months ended December 31, 1997 include the operations of radio stations KRDG-FM, KNNN-FM, KNRO-AM and KRRX-FM through October 10, 1997, at which time, Alta entered into an agreement to sell such stations and a Local Management Agreement (LMA) with the acquiror. The accompanying financial statements for the nine months ended December 31, 1996 include the operations of KRDG-FM and KNNN-FM (beginning in August 1996). See Notes 2 and 9.

         INTERIM FINANCIAL STATEMENTS -- The accompanying financial statements for the nine months ended December 31, 1996 and 1997 are unaudited. In management's opinion, the financial statements reflect all adjustments necessary for a fair presentation of the results of these periods, all adjustments being of a normal and recurring nature.

         PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Alta and its wholly-owned subsidiary, Northern. All significant intercompany accounts and transactions have been eliminated in consolidation.

         ACCOUNTS RECEIVABLE -- The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable. At March 31, 1997, the allowance was $3,200.

         PROPERTY AND EQUIPMENT -- Property and equipment are recorded at fair value as of the date of acquisition of the related station or cost if purchased subsequently. Depreciation is provided on a straight line basis over the estimated useful lives of the assets as follow: buildings and improvements - 10 years; transmitter - 20 years; computer equipment - 3 years; and technical equipment and furniture and fixtures
         - 5 to 7 years. The recoverability of the carrying value of property and equipment is evaluated periodically in relation to the estimated value of the radio stations based on their operating performance and cash flows.

         INTANGIBLE ASSETS -- Intangible assets include the radio station purchase price allocations to license costs and the noncompete agreement. License costs are amortized over a period of 20 years and the noncompete agreement is amortized over the three-year period of the agreement. The recoverability of the carrying value of intangible assets is evaluated periodically in relation to the estimated value of the radio stations based on their operating performance and cash flows.

         REVENUE RECOGNITION -- The Company's primary source of revenue is the sale of air time to advertisers. Revenue from the sale of air time is recorded when the advertisements are broadcast.

         BARTER TRANSACTIONS -- Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized based on the fair value of the goods or services received when the advertisements are broadcast. Goods and services received are recognized when used.

         INCOME TAXES -- The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rate is recognized in the period that includes the enactment date.

         PER SHARE AMOUNTS -- Per share amounts are based upon the net income or loss applicable to common shares and upon the weighted average of common shares outstanding during the period.

         USE OF ESTIMATES -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         STATEMENT OF CASH FLOWS -- For purposes of the statement of cash flows, highly liquid investments, maturing within three months of acquisition, are considered to be cash equivalents.

         CONCENTRATIONS OF RISK -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables. Also, the Company's radio stations broadcast in Northern California, which results in a risk to the Company due to the concentration in one geographic area.


2.       RADIO STATION ACQUISITIONS AND SALES

         The following radio station acquisitions and sales have been completed by Alta:

         KHSL AM/FM -- In 1994, Alta acquired radio stations KHSL-AM/FM licensed to Chico and Paradise, California, respectively. Subsequent to its acquisition by Alta, KHSL-AM changed its call letters to KNSN-AM.

         In March 1996, Alta entered into separate Asset Sale Agreements to sell the assets of both KNSN-AM and KHSL-FM, excluding a parcel of land, for $1,466,333. Simultaneously with signing the Asset Sale Agreements, Alta entered into a LMA with the purchaser until the sale closed on March 31, 1997, at which time the LMA terminated.

         Alta received $633,333 cash and a $200,000 promissory note, bearing interest at a rate of 7%. As of December 31, 1997, all amounts receivable from the sale of KHSL-AM/FM had been collected. A gain on the sale of $678,206 has been recorded in the accompanying statement of operations for the year ended March 31, 1997.

         Management believes that the fair values of its receivables relating to the sale of the stations are not materially different from their carrying values.

         In April 1996, the parcel of land was sold to an unrelated party for $370,000. A loss on the sale of $80,000 has been recorded in the accompanying statement of operations for the year ended March 31, 1997.

         KRDG-FM (F/K/A KHZL AND KCFM) -- In March 1995, Alta entered into a LMA with an option to purchase radio station KCFM-FM licensed to Shingletown, California, which began commercial broadcasting in August 1995. KCFM-FM primarily serves the Redding, California market. In September 1995, KCFM-FM changed its call letters to KHZL-FM. In July 1996, Alta completed the acquisition of KHZL-FM, thereby terminating the LMA. Alta paid $65,000 cash and issued a $155,000 promissory note as consideration for KHZL-FM (see Note 6). The acquisition was recorded using the purchase method and the $220,000 purchase price was recorded as license costs as no other assets of KHZL-FM were acquired. Effective September 27, 1996, Alta changed KHZL-FM's call letters to KRDG-FM.

         KNNN-FM -- In May 1996, Alta entered into an Asset Purchase Agreement to acquire KNNN-FM licensed to Central Valley, California. The Asset Purchase Agreement was subsequently assigned to Northern. KNNN-FM primarily serves the Redding, California market. In August 1996, Alta began operating KNNN-FM under a LMA pending approval of the transfer of ownership by the FCC. The purchase price for KNNN-FM was $825,000, $325,000 of which was paid in cash at closing, and the balance of which was in the form of a promissory note (see Note 6). Pursuant to the Asset Purchase Agreement, the seller of KNNN-FM agreed to not compete in the Redding, California market for a period of three years. The acquisition was recorded using the purchase method and the purchase price was allocated to property and equipment, noncompete agreement and license costs, based on estimated fair values.

         KLXR-FM -- In May 1996, Alta entered into an Asset Purchase Agreement to acquire KLXR-AM, licensed to Redding, California, for a total purchase price of $100,000. In February 1997, Alta entered into a LMA with the seller until the purchase is completed, at which time, the LMA will terminate. The purchase has not yet been completed. Prior to the closing of the merger (see Note 9), it is anticipated that Alta will assign its interests in the KLXR agreements to Redwood.

3.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                                                                                     MARCH 31,       DECEMBER 31,
                                                                                       1997              1997
         Buildings and improvements                                                $     29,437      $      35,859
         Equipment                                                                      181,360            208,241
         Furniture and fixtures                                                          40,341             40,341
                                                                                   ------------      -------------
         Total property and equipment                                                   251,138            284,441
         Less accumulated depreciation                                                   37,666             75,918
                                                                                   ------------      -------------
         Property and equipment-- net                                              $    213,472      $     208,523
                                                                                   ============      =============


4.       INTANGIBLE ASSETS

         Intangible assets consist of the following:

                                                                                      MARCH 31,       DECEMBER 31,
                                                                                        1997              1997

         License costs                                                             $     950,489    $      950,489
         Noncompete agreement                                                            100,000           100,000
                                                                                   -------------    --------------
         Total intangible assets                                                       1,050,489         1,050,489
         Less accumulated amortization                                                    53,905           114,556
                                                                                   -------------    --------------
         Intangible assets-- net                                                   $     996,584    $      935,933
                                                                                   =============    ==============

5.       RELATED PARTY TRANSACTIONS

         Notes payable to related parties consist of the following:

                                                                                     MARCH 31,       DECEMBER 31,
                                                                                       1997              1997
         Unsecured note payable to an affiliated entity
             controlled by an officer and stockholder of
             Redwood (see below)                                                    $    100,000
         Unsecured note payable to an affiliated entity
             controlled by an officer and stockholder of
             Redwood with interest at 12% and principal
             and interest due on demand                                                   25,000     $      25,000
         Unsecured notes payable to stockholders of Redwood
             with interest at 8% and principal and interest
             due on March 31, 1999                                                        30,949            26,839
                                                                                    ------------     -------------
         Total                                                                           155,949            51,839
         Less current portion                                                             25,000            25,000
                                                                                    ------------     -------------
         Total                                                                      $    130,949     $      26,839
                                                                                    ============     =============

         Management believes that the fair values of its notes payable to related parties are not materially different from their carrying values based on the terms and varying characteristics of the notes.

         The $100,000 note payable to an affiliated entity was assumed by Redwood during the nine months ended December 31, 1997, resulting in a corresponding increase in the Company's payable to Redwood in the accompanying balance sheet as of such date. The Company has noninterest bearing payables to Redwood of $1,292,025 and $624,113 as of March 31, 1997 and December 31, 1997, respectively, which have no set repayment terms. The Company recorded interest expense on the related party notes of approximately $62,000 for the year ended March 31, 1997.

         The Company has receivables from and payables to entities controlled by an officer and stockholder of Redwood. The receivables and payables total $38,286 and $14,500, respectively, as of March 31, 1997 and $28,738 and $65,137, respectively, as of December 31, 1997. Such balances do not bear interest and have no set repayment terms.

6.       NOTES PAYABLE AND BANK BORROWINGS

         Notes payable consist of the following:

                                                                                      MARCH 31,       DECEMBER 31,
                                                                                        1997              1997

         Note payable to seller of KNNN-FM with interest at 8.5%, collateralized by the common stock of Northern, payable in monthly principal and interest installments of $6,199 through October 2001 with the
             remaining balance due at that date                                      $    484,725    $     459,113

         Note payable to seller of KRDG-FM with interest at 8.25% and payable semi-annually, principal payable on July 21, 2004, collateralized
             by property and equipment, guaranteed by MicroCap                            155,000          155,000

                                                                                     ------------    -------------

         Total                                                                            639,725          614,113
         Less current portion                                                              34,517           36,781
                                                                                     ------------    -------------

         Total                                                                       $    605,208    $     577,332
                                                                                     ============    =============

         Under the terms of the promissory note agreements, including notes payable to related parties (see Note 5), future minimum annual principal payments during the next five fiscal years ending March 31 are as follows: 1998 - $59,517 (including $25,000 note payable on demand); 1999 - $168,517; 2000 - $40,889; 2001 - $44,503; and 2002 -
         $327,248.

         As of March 31, 1997 and December 31, 1997, the Company has a $25,000 line of credit agreement with a bank which expires on April 1, 1998. Bank borrowings under the line of credit agreement bear interest at a rate of 7.9%, are collateralized by a certificate of deposit of MicroCap, and are guaranteed by MicroCap. There were no borrowings under the line of credit agreement as of March 31, 1997. As of December 31, 1997, $25,000 was outstanding under the agreement.

         As of December 31, 1997, the Company has a $25,000 line of credit agreement which expires July 1, 1998. Bank borrowings under the line of credit agreement bear interest at the prime rate plus 2.5%, are unsecured and are guaranteed by MicroCap. As of December 31, 1997, $25,000 was outstanding under the agreement.

         As of December 31, 1997, the Company has a note payable to a bank with a principal balance of $28,804 which is payable in monthly installments of $900 plus interest through September 2, 2000 when all outstanding principal and interest is due. The note bears interest at the prime rate plus 2.5%, is collateralized by equipment and is guaranteed by Redwood and MicroCap.

         Management believes that the fair values of its notes payable are not materially different from their carrying values based on the terms and varying characteristics of the notes.

7.       LEASE AGREEMENTS

         The Company leases land and equipment under operating lease agreements expiring in various years through 2001 and leases equipment under a capital lease agreement expiring in 1998. Lease expense under the operating lease agreements totalled $74,039 for the year ended March 31, 1997.

         At March 31, 1997, future minimum lease payments under the lease agreements are summarized as follows:

                                                                                           CAPITAL      OPERATING
                                                                                            LEASE        LEASES

         Fiscal year ending March 31:
         1998                                                                           $   13,858      $   33,501
         1999                                                                                               16,812
         2000                                                                                               32,944
                                                                                        ----------      ----------

         Total minimum lease payments                                                       13,858      $   83,257
                                                                                                        ==========
         Less amount representing interest                                                   1,864
                                                                                        ----------
         Capital lease obligation                                                       $   11,994
                                                                                        ==========

         The equipment under capital lease is as follows at March 31, 1997:

         Equipment                                                                      $   42,416
         Less accumulated depreciation                                                       3,361
                                                                                        ----------

         Net                                                                            $   39,055
                                                                                        ==========

8.       INCOME TAXES

         The Company's operations are included in the consolidated federal and state income tax returns of Redwood. Under Redwood's tax allocation method, a tax provision is allocated to the Company based upon a calculation of income taxes as if the Company filed separate income tax returns.

         As of March 31, 1997, Redwood has approximately $375,000 of consolidated net operating loss carryovers of which approximately $200,000 were attributable to the Company. The carryovers expire in various years through 2012 and result in deferred income tax assets of approximately $68,000. However, because of the uncertainty regarding future realization of the deferred income tax assets, the Company has established a valuation allowance of $68,000 as of March 31, 1997. The valuation allowance decreased by $56,000 during the year ended March 31, 1997.


9.       SUBSEQUENT EVENTS

         Effective April 1, 1997, the Company acquired an option to purchase radio stations KNRO-AM and KARZ-FM (KNRO/KARZ) licensed in Redding, California from Power Surge, Inc. (Power Surge), a wholly-owned subsidiary of Power Curve, Inc. (Power Curve). Power Surge and Power Curve are both controlled by Redwood's President. Power Curve acquired KNRO/KARZ on January 31, 1997 for $480,000 in cash and a $720,000 promissory note. Power Surge operated the stations from February 1, 1997 through March 31, 1997 and received the licenses from Power Curve on March 31, 1997. Under the terms of the option agreement, the Company can either (1) purchase KNRO/KARZ for $1,200,000 in cash or (2) issue 1,000,000 shares of its common stock in exchange for all of the issued and outstanding shares of common stock of Power Surge. The option, as extended, expires March 31, 1998. Also effective April 1, 1997, the Company entered into a LMA with Power Surge for a period of one year. Under the terms of the LMA, the Company is operating KNRO/KARZ and is obligated to pay Power Surge a monthly fee of $5,000. Effective May 16, 1997, KARZ-FM changed its call letters to KRRX-FM.

         On October 10, 1997, Alta entered into an agreement to merge with Regent Acquisition Corp., a subsidiary of Regent Communications, Inc. (Regent). Upon closing of the merger, all of the outstanding shares of common stock of Alta will be redeemed and cancelled. As consideration for the Alta common stock, Redwood will receive $1,000,000 cash and 200,000 shares of Series E preferred stock in Regent, subject to certain adjustments at closing. Alta is required to acquire KNRO-AM and KRRX-FM from Power Surge prior to the closing of the merger. The merger agreement provides for the formation of a joint venture by Redwood and Regent to construct an antenna tower which is intended to be leased by Regent from the joint venture. In the event that these provisions have not been satisfied prior to closing, the consideration at closing will be reduced to $975,000 cash and 195,000 shares of stock. If such provisions are satisfied subsequent to closing, the agreement provides that Redwood will receive the additional consideration at that time.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT



KARZ/KNRO (A Division of Merit Broadcasting Corporation)


We have audited the accompanying balance sheet of KARZ/KNRO (A Division of Merit Broadcasting Corporation) as of December 31, 1996 and the related statements of operations and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of KARZ/KNRO at December 31,1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




STOCKMAN KAST RYAN & SCRUGGS, P.C.
Colorado Springs, Colorado
May 9, 1997

KARZ/KNRO (A Division of Merit Broadcasting Corporation)

BALANCE SHEET
DECEMBER 31, 1996
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash                                                             $   4,661
Accounts receivable - net of allowance for
  doubtful accounts of $23,074                                      92,834
Prepaid expenses                                                    10,000
                                                                 ---------
Total                                                              107,495

OPERATING PROPERTY AND EQUIPMENT - Net (Note 3)                     70,280
                                                                 ---------
TOTAL                                                            $ 177,775
                                                                 =========


LIABILITIES AND NET LIABILITIES OF DIVISION

CURRENT LIABILITIES
Accounts payable                                                 $  10,178
Accrued liabilities                                                    699
Accrued interest payable to related parties (Note 2)                85,458
Line of credit borrowings (Note 4)                                   1,617
                                                                 ---------
Total                                                               97,952

DEBT TO RELATED PARTIES (Note 2)                                   164,297

NET LIABILITIES OF DIVISION                                        (84,474)
                                                                 ---------
TOTAL                                                            $ 177,775
                                                                 =========



See notes to financial statements.
--------------------------------------------------------------------------------

KARZ/KNRO (A Division of Merit Broadcasting Corporation)

STATEMENT OF OPERATIONS AND NET LIABILITIES OF DIVISION
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


REVENUE
Broadcasting                                               $588,339
Less agency commissions                                      38,042
                                                           --------

Net revenue                                                 550,297
                                                           --------

COSTS AND EXPENSES
General and administrative                                  298,701
Programming and technical                                   152,611
Sales                                                       104,014
                                                           --------

Total                                                       555,326
                                                           --------
LOSS FROM OPERATIONS                                          5,029

INTEREST EXPENSE (Note 2)                                    17,526
                                                           --------
NET LOSS                                                     22,555

TRANSFERS TO OTHER DIVISIONS                                  8,551

NET LIABILITIES OF DIVISION, Beginning of year               53,368
                                                           --------

NET LIABILITIES OF DIVISION, End of year                   $ 84,474
                                                           ========


See notes to financial statements.
--------------------------------------------------------------------------------

KARZ/KNRO (A Division of Merit Broadcasting Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------



OPERATING ACTIVITIES
Net loss                                                    $(22,555)
Adjustments to reconcile net loss to
net cash provided by activities:
  Depreciation                                                 8,887
  Changes in operating assets and liabilities:
    Accounts receivable                                       20,256
    Accounts payable and accrued liabilities                  (7,854)
    Accrued interest payable to related parties               16,930
                                                            --------

Net cash provided by operating activities                     15,664
                                                            --------

FINANClNG ACTIVITIES
Repayment of line of credit borrowings                       (17,383)
Transfers to other divisions                                  (8,551)
                                                            --------

Net cash used in financing activities                        (25,934)
                                                            --------

NET DECREASE IN CASH                                         (10,270)

CASH, Beginning of year                                       14,931
                                                            --------

CASH, End of year                                           $  4,661
                                                            ========


SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest                                      $  1,058
                                                            ========



See notes to financial statements.
--------------------------------------------------------------------------------

KARZ/KNRO (A Division of Merit Broadcasting Corporation)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General - Merit Broadcasting Corporation (the Company) owned and operated radio stations KARZ-FM and KNRO-AM (together, KARZ/KNRO) in Redding, California through January 31, 1997, at which time KARZ/KNRO was acquired by Power Curve, Inc.

     The Company owns and operates two other radio stations and accounts for the activities of the stations as separate divisions. The accompanying financial statements include only the accounts of the KARZ/KNRO division of the Company.

     Accounts Receivable - Concentrations of credit risk with respect to receivables are limited due to the large number of customers in diverse industries and generally short payment terms. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed inherent in the accounts receivable of KARZ/KNRO.

     Operating Property and Equipment - Property and equipment is recorded at cost and is depreciated using accelerated methods over lives as follows: buildings - 35 years; vehicles - 5 years; towers and improvements - 5 to 10 years; and other equipment - 5 to 7 years. The recoverability of the carrying value of operating property and equipment is evaluated periodically in relation to the estimated value of the radio stations based on their operating performance and non-discounted cash flows.

     Income Taxes -- As a division of the Company, KARZ/KNRO is not a taxable entity. Accordingly, no provision or credit for income taxes has been made in the accompanying financial statements.

     Statement of Cash Flows - For purposes of the statement of cash flows, highly liquid accounts maturing within three months of acquisition are considered to be cash equivalents.

     Use of Estimates - The preparation of KARZ/KNRO's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Geographic Area - KARZ/KNRO broadcasts in Northern California. This results in a risk to the Company due to the concentration in one geographic area.

2.   RELATED PARTY TRANSACTIONS

     The Company has debt to its shareholders totalling $164,297 as of December 31, 1996. The debt is unsecured, bears interest at 10% and has no maturity date. Accrued interest on such debt was $85,458 as of December 31, 1996. Such debt and the related accrued interest have been recorded in the accompanying financial statements of KARZ/KNRO as it relates to the acquisition of assets of KARZ/KNRO.

     The Company has debt to a former shareholder totalling $644,825 as of December 31, 1996. Accrued interest on such debt was $45,867 as of December 31, 1996. Since such debt was incurred for the purchase of treasury stock of the Company, it has been recorded at the corporate level and has not been recorded on the accompanying KARZ/KNRO financial statements. Had such debt been recorded on the accompanying KARZ/KNRO financial statements as of December 31, 1996, net liabilities would have increased by $690,692 and net loss would have increased by $29,917.

3.   OPERATING PROPERTY AND EQUIPMENT

     Operating property and equipment consists of the following at December 31, 1996:

     Land                                       $ 23,000
     Building                                     22,644
     Towers and improvements                     126,099
     Equipment                                   191,856
     Vehicles                                     26,914
                                                --------
     Total                                       390,513
     Less accumulated depreciation               320,233
                                                --------
     Operating property and equipment -- net    $ 70,280
                                                ========


4.   LINE OF CREDIT

     The Company has a $50,000 line of credit agreement with a bank which is unsecured, bears interest at the bank's index rate plus 1.5% and matured on February 15, 1997. The Company borrowed $19,000 under the line of credit agreement in 1995 for the purchase of equipment for KARZ/KNRO. Accordingly, such borrowings have been recorded on the KARZ/KNRO financial statements. As of December 31, 1996, the outstanding borrowings under the agreement totalled $1,617.


5.   BUILDING LEASE

     KARZ/KNRO leases its offices under a month-to-month operating lease agreement. Lease expense totalled $19,908 during 1996.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT



Power Surge, Inc.


We have audited the accompanying balance sheet of Power Surge, Inc. (a subsidiary of Power Curve, Inc.) as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Power Surge, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



STOCKMAN KAST RYAN & SCRUGGS, P.C.
Colorado Springs, Colorado
March 13, 1998

POWER SURGE, INC.
(A SUBSIDIARY OF POWER CURVE, INC.)

BALANCE SHEET
DECEMBER 31, 1997
--------------------------------------------------------------------------------


ASSETS
CURRENT ASSETS
Cash                                                         $        82
Income taxes receivable from Power Curve, Inc. (Note 5)            4,000
Receivable from related party (Note 7)                            65,137
                                                             -----------

Total current assets                                              69,219

PROPERTY AND EQUIPMENT, net (Notes 2 and 3)                      152,273

INTANGIBLE ASSETS, net (Notes 2 and 4)                           953,477
                                                             -----------

TOTAL                                                        $ 1,174,969
                                                             ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Payable to related party (Note 7)                            $     2,133
Accounts payable                                                     117
                                                             -----------

Total current liabilities                                          2,250
                                                             -----------
STOCKHOLDERS' EQUITY
Common stock, no par value; 1,500
    shares authorized; 1,250 shares issued
    and outstanding                                            1,202,500
Accumulated deficit                                              (29,781)
                                                             -----------
Total stockholders' equity                                     1,172,719
                                                             -----------
TOTAL                                                        $ 1,174,969
                                                             ===========


See notes to financial statements.
--------------------------------------------------------------------------------

POWER SURGE, INC.
(A SUBSIDIARY OF POWER CURVE, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

REVENUE
Broadcast revenue                                     $  74,704
Less agency commissions                                   5,893
                                                      ---------

Net revenue                                              68,811
                                                      ---------
OPERATING EXPENSE
Selling, general and administrative                      66,410
Broadcasting                                             20,622
Depreciation and amortization                           106,314
                                                      ---------

Total                                                   193,346
                                                      ---------
LOSS FROM OPERATIONS                                   (124,535)

OTHER INCOME (Notes 7 and 8)                             90,754
                                                      ---------

LOSS BEFORE INCOME TAX BENEFIT                          (33,781)

INCOME TAX BENEFIT (Note 5)                               4,000
                                                      ---------

NET LOSS                                              $ (29,781)
                                                      =========

NET LOSS PER COMMON SHARE                             $  (23.82)
                                                      =========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                1,250
                                                      =========

See notes to financial statements.
--------------------------------------------------------------------------------

POWER SURGE, INC.
(A SUBSIDIARY OF POWER CURVE, INC.)

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                 COMMON STOCK                                           TOTAL
                                            --------------------------        ACCUMULATED           STOCKHOLDERS'
                                            SHARES          AMOUNT              DEFICIT                 EQUITY

Issuance of common stock                       1,250    $        2,500                             $         2,500

Contribution of radio station
    assets (Note 2)                                          1,200,000                                   1,200,000

Net loss for year ended
    December 31, 1997                                                        $     (29,781)                (29,781)
                                            --------    --------------       -------------         ---------------

BALANCES,
    DECEMBER 31, 1997                          1,250    $    1,202,500       $     (29,781)        $     1,172,719
                                            ========    ==============       =============         ===============

See notes to financial statements.
--------------------------------------------------------------------------------

POWER SURGE, INC.
(A SUBSIDIARY OF POWER CURVE, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


OPERATING ACTIVITIES
Net loss                                                       $   (29,781)
Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Depreciation and amortization                                  106,314
    Changes in operating assets and liabilities:
       Accounts receivable                                           9,436
       Income taxes receivable                                      (4,000)
       Receivable from related party                               (65,137)
       Payable to related party                                      2,133
       Accounts payable and accrued expenses                           117
                                                               -----------

Net cash provided by operating activities                           19,082

INVESTING ACTIVITIES-- Purchase of property and equipment          (21,500)

FINANCING ACTIVITIES-- Issuance of common stock                      2,500
                                                               -----------

NET INCREASE IN CASH                                                    82

CASH, Beginning of year                                                 --
                                                               -----------
CASH, End of year                                              $        82
                                                               ===========

SUPPLEMENTAL NONCASH INVESTING
AND FINANCING ACTIVITY
Contribution of radio station assets (Note 2):
    License cost                                               $   890,564
    Property and equipment                                         150,000
    Noncompete agreement                                           150,000
    Accounts receivable                                              9,436
                                                               -----------

Total                                                          $ 1,200,000
                                                               ===========


See notes to financial statements.
--------------------------------------------------------------------------------

POWER SURGE, INC.
(A SUBSIDIARY OF POWER CURVE, INC.)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         ORGANIZATION -- Power Surge, Inc. (the Company), a Delaware corporation, operates in the radio broadcasting industry. The Company is 80% owned by Power Curve, Inc. (Power Curve) and 20% owned by Redwood Broadcasting, Inc. (Redwood Broadcasting) as of December 31, 1997. The Company was incorporated on October 16, 1996, however, the Company did not have any operations prior to 1997.

         PROPERTY AND EQUIPMENT -- Property and equipment are recorded at fair value as of the date of acquisition of the related station or cost if purchased subsequently. Depreciation is provided on a straight line basis over the estimated useful lives of the assets as follow: buildings and improvements - 10 years; transmitter - 20 years; computer equipment - 3 years; technical equipment - 7 years; furniture and fixtures - 5 years; and vehicles - 5 years. The recoverability of the carrying value of property and equipment is evaluated periodically in relation to the estimated value of the radio stations based on their operating performance and cash flows.

         INTANGIBLE ASSETS -- Intangible assets include the radio station purchase price allocations to license costs and the noncompete agreement. License costs are amortized over a period of 20 years and the noncompete agreement is amortized over the three-year period of the agreement. The recoverability of the carrying value of intangible assets is evaluated periodically in relation to the estimated value of the radio stations based on their operating performance and cash flows.

         REVENUE RECOGNITION -- Revenue from the sale of air time is recorded when the advertisements are broadcast.

         BARTER TRANSACTIONS -- Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized based on the fair value of the goods or services received when the advertisements are broadcast. Goods and services received are recognized when used.

         INCOME TAXES -- The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rate is recognized in the period that includes the enactment date.

         LOSS PER COMMON SHARE -- Loss per common share is based upon the net loss applicable to common shares and the weighted average of common shares outstanding during the period.

         USE OF ESTIMATES -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         STATEMENT OF CASH FLOWS -- For purposes of the statement of cash flows, highly liquid investments, maturing within three months of acquisition, are considered to be cash equivalents.

2.       RADIO STATION ACQUISITIONS


         On January 31, 1997, Power Curve acquired radio stations KNRO-AM (KNRO) and KARZ-FM (KARZ), licensed in Redding, California, from Merit Broadcasting Corporation for $480,000 in cash and a $720,000 promissory note. the Company operated the stations from February 1, 1997 through March 31, 1997 under a Local Marketing Agreement (LMA) with Power Curve. On March 31, 1997, the stations were contributed to the Company by Power Curve. This contribution was recorded as contributed capital of $1,200,000 and was allocated to accounts receivable, property and equipment, noncompete agreement and license costs based on their respective estimated fair values. Since Power Curve is the parent company of the Company and it was the intention to have the Company own and operate the stations upon acquisition, the accompanying financial statements have been prepared as if the Company owned the stations during the period from February 1, 1997 through March 31, 1997 (the date of the contribution).

         The following represents the unaudited pro forma results of operations for the year ended December 31, 1997 as if the acquisition of KNRO and KARZ had occurred on January 1, 1997: net revenue - $106,160; loss from operations - $151,394; net loss - $56,640; and, net loss per common share - $45.31.

         Effective April 1, 1997, Alta California Broadcasting, Inc. (Alta), a wholly-owned subsidiary of Redwood Broadcasting, acquired an option to purchase KNRO and KARZ from the Company. Under the terms of the option agreement, Alta can either (1) purchase the stations for $1,200,000 in cash or (2) issue 1,000,000 shares of its common stock in exchange for all of the issued and outstanding shares of common stock of the Company. The option terminates on March 31, 1998. Concurrently, Alta entered into a LMA with the Company for a period of one year. Under the terms of the LMA, Alta is operating KNRO and KARZ and is obligated to pay Power Surge a monthly fee of $5,000. Accordingly, the operating activities of the radio stations from April 1, 1997 through December 31, 1997 are not reflected in the accompanying financial statements.

         Effective May 16, 1997, KARZ changed its call letters to KRRX-FM.


3.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

         Buildings and improvements                              $      75,000
         Equipment                                                      40,000
         Transmitter                                                    30,000
         Vehicle                                                        21,500
         Furniture and fixtures                                          5,000
                                                                 -------------

         Total property and equipment                                  171,500
         Less accumulated depreciation                                  19,227
                                                                 -------------
         Property and equipment-- net                            $     152,273
                                                                 =============

4.       INTANGIBLE ASSETS

         Intangible assets consist of the following:

         License costs                                         $      890,564
         Noncompete agreement                                         150,000
                                                               --------------

         Total intangible assets                                    1,040,564
         Less accumulated amortization                                 87,087
                                                               --------------
         Intangible assets-- net                               $      953,477
                                                               ==============


5.       INCOME TAXES

         The Company's operations are included in the consolidated federal and state income tax returns of Power Curve. Under Power Curve's tax allocation method, a tax provision is allocated to the Company based upon a calculation of income taxes as if the Company filed separate income tax returns.

         The tax effects of temporary differences that give rise to deferred income taxes at December 31, 1997 are as follows:

         Deferred income tax asset -- difference between book
            and tax basis of intangible assets                                                         $     9,400
         Valuation allowance                                                                                (9,400)
                                                                                                       -----------

         Net deferred income taxes                                                                     $    --
                                                                                                       ===========

         The valuation allowance increased by $9,400 during 1997.

         The following summary reconciles income taxes computed at the federal statutory rate with the income tax benefit:

         Federal income tax benefit computed at statutory rate                                         $    11,486
         Tax effect of:
             State income taxes, net of federal benefit                                                      1,914
             Establishment of valuation allowance                                                           (9,400)
                                                                                                       -----------
         Income tax benefit                                                                            $     4,000
                                                                                                       ===========


6.       ALTA MERGER AGREEMENT

         Effective October 10, 1997, Alta entered into an agreement to merge with Regent Acquisition Corp., a subsidiary of Regent Communications, Inc. Alta is required to exercise its option and complete its acquisition of KNRO and KRRX from the Company prior to the closing of the merger.

7.       RELATED PARTY TRANSACTIONS

         The Company has a receivable from Alta and a payable to an entity under common control of $65,137 and $2,133, respectively, as of December 31, 1997. The Company recorded income under its LMA with Alta (see Note 2) totalling $45,000 which is included in other income in the accompanying statement of operations.


8.       OTHER INCOME

         During 1997, the Company entered into a purchase agreement to acquire stations KVVQ-AM and KVVQ-FM in Hesperia, California. As the result of an upset bid for the stations by a third party, the Company waived its rights under the purchase agreement and received compensation of $50,000, which has been recorded as other income in the accompanying statement of operations.


--------------------------------------------------------------------------------

REPORT of INDEPENDENT ACCOUNTANTS

To the Partners of  Continental Radio Broadcasting, L.L.C.

We have audited the accompanying balance sheet of Continental Radio Broadcasting, L.L.C. ("the Company") as of December 31, 1997 and the related statement of operations, partner's deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.







Coopers & Lybrand, L.L.P.

Cincinnati, Ohio
February 10, 1998

CONTINENTAL RADIO BROADCASTING, L.L.C.
BALANCE SHEET
as of December 31, 1997


                                                ASSETS
 Current assets:
       Cash                                                                                               $         373
       Trade accounts receivable, less allowance for doubtful accounts of $26,000                               172,465
       Other receivables                                                                                          7,544
       Prepaid expenses                                                                                           4,125
                                                                                                          --------------

          Total current assets                                                                                  184,507

 Property, plant and  equipment, net                                                                            303,560
 Intangible assets, net                                                                                         948,647
 Other assets, net                                                                                              127,527
                                                                                                          --------------

          Total assets                                                                                    $   1,564,241
                                                                                                          ==============

                                                 LIABILITIES AND PARTNER'S DEFICIT

 Current liabilities:
       Accounts payable                                                                                   $      46,683
       Book overdraft                                                                                             8,950
       Accrued expenses                                                                                          69,066
       Current portion of long-term debt                                                                      1,670,000
                                                                                                          --------------

          Total current liabilities                                                                           1,794,699

 Long-term debt                                                                                                  90,000
                                                                                                          --------------

          Total liabilities                                                                                   1,884,699
                                                                                                          --------------

 Commitments and contingencies

 Partner's Deficit:
       Capital contributions                                                                              $      10,000
       Deficit                                                                                                 (330,458)
                                                                                                          --------------

          Total partner's deficit                                                                              (320,458)
                                                                                                          --------------

          Total liabilities and partner's deficit                                                         $   1,564,241
                                                                                                          ==============

The accompanying notes are an integral part of the financial statements.

CONTINENTAL RADIO BROADCASTING, L.L.C.
STATEMENT OF OPERATIONS
for the year ended December 31, 1997



 Broadcast revenue                                            $  1,095,761

 Less agency commissions                                            73,905
                                                              -------------

       Net revenue                                               1,021,856

 Broadcast operating expenses                                      438,482

 Corporate general and administrative expenses                     346,055

 Depreciation and amortization                                     241,744
                                                              -------------

       Operating loss                                               (4,425)

 Interest expense                                                  186,127

 Loss on disposal of fixed assets                                   73,219
                                                              -------------

       Net loss                                               $   (263,771)
                                                              =============

The accompanying notes are an integral part of the financial statements.

CONTINENTAL RADIO BROADCASTING, L.L.C.
STATEMENT OF PARTNER'S DEFICIT
for the year ended December 31, 1997


                                                                       CAPITAL
                                                                     CONTRIBUTION          DEFICIT           TOTAL
                                                                    ---------------   ----------------  ----------------


 Balances, December 31, 1996                                        $       10,000    $       (66,687)  $       (56,687)

 Net loss                                                                                    (263,771)         (263,771)
                                                                    ---------------   ----------------  ----------------

 Balances, December 31, 1997                                        $       10,000    $      (330,458)  $      (320,458)
                                                                    ===============   ================  ================


The accompanying notes are an integral part of the financial statements.

CONTINENTAL RADIO BROADCASTING, L.L.C.
STATEMENT OF CASH FLOWS
for the year ended December 31, 1997



 Cash flows from operating activities:
     Net loss                                                    $   (263,771)
     Adjustments to reconcile net loss to net
       cash used in operating activities:
     Depreciation                                                     141,855
     Amortization                                                      99,889
     Loss on disposal of fixed assets                                  73,219
 Changes in operating assets and liabilities:
     Accounts receivable                                              (51,477)
     Other receivables, prepaid expenses and other assets              (9,302)
     Accounts payable                                                  23,400
     Accrued expenses                                                  55,663
                                                                 -------------

     Net cash provided by operating activities                         69,476

 Cash flows from investing activities:
     Capital expenditures                                             (37,480)
     Proceeds from sale of equipment                                   24,500
                                                                 -------------

 Net cash used in investing activities                               (12,980)

 Cash flows from financing activities:
     Borrowings of long term debt                                      30,000
     Payments of long term debt                                      (170,000)
     Book overdraft                                                     8,950
                                                                 -------------

 Net cash used in financing activities                               (131,050)
                                                                 -------------

 Net decrease  in cash                                                (74,554)
                                                                 -------------

 Cash,  beginning of  period                                           74,927
                                                                 -------------

 Cash, end of period                                             $        373
                                                                 =============

 Cash paid for interest                                          $    142,589
                                                                 =============

The accompanying notes are integral part of the financial statements.

CONTINENTAL RADIO BROADCASTING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

1.     ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS:

       a. ORGANIZATION: Continental Radio Broadcasting, L.L.C. (the Company), an Arizona corporation, owns and operates radio stations KFLG (FM) and KFLG (AM) located in Bullhead City, Arizona.

       b. BROADCAST REVENUE: Broadcast revenue for commercial broadcasting advertisements is recognized when the commercial is broadcast.

       c. BARTER TRANSACTIONS: Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast, and merchandise or services received are charged to expense when received or used. If merchandise or services are received prior to the broadcast of the advertising, a liability (deferred barter revenue) is recorded. If advertising is broadcast before the receipt of the goods or services, a receivable is recorded. For the year ended December 31, 1997, barter revenue was approximately $118,708 and barter expense was approximately $114,545.

       d. CONCENTRATIONS OF CREDIT RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The credit risk is limited due to the large number of customers comprising the Company's customer base.

       e. PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost. Depreciation is provided using accelerated methods based upon the estimated useful lives of the respective assets, ranging from five to seven years. When assets are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is recognized.

       f. INTANGIBLE ASSETS: Intangible assets are stated at cost and amortized on the straight line basis over fifteen years. The carrying value of intangible assets is reviewed by the Company when events or circumstances indicate that the recoverability of an asset may be impaired. If this review indicates that goodwill and licenses will not be recoverable, as determined based on the undiscounted cash flows of the entity over the remaining amortization period, the carrying value of the goodwill and licenses will be reduced accordingly.

       g. OTHER ASSETS: Other assets consist primarily of a non-compete agreement, which is being amortized on the straight line method over 5 years. See Note 5.

1.     ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS, CONTINUED:

       h. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       i. INCOME TAXES: Federal and state income taxes are not provided for in the accompanying financial statements, as the partners are taxed at federal and state levels individually on their share of earnings.


2.     ASSET SALE AGREEMENT:

       On December 9, 1997, the Company entered into an agreement to sell substantially all of the assets of radio stations KFLG (FM) and KFLG (AM) to Regent Communications, Inc. for approximately $3,600,000 in cash, subject to adjustment. The closing is conditioned on, among other things, receipt of FCC and other regulatory approvals.

3.     PROPERTY AND EQUIPMENT:

       Property and equipment at December 31, 1997 consisted of the following:

       Equipment                                               $   398,430
       Furniture and fixtures                                       63,597
                                                               ------------
                                                                   462,027
       Less accumulated depreciation                              (158,467)
                                                               ------------

                                                               $   303,560
                                                               ============

4.     INTANGIBLE ASSETS:

       Intangible Assets at December 31, 1997 consisted of the following:

       Broadcast intangibles                                           $    662,000
       Goodwill                                                             360,500
                                                                       ------------
                                                                          1,022,500
       Less accumulated amortization                                        (73,853)
                                                                       ------------

                                                                       $    948,647
                                                                       ============

5.     OTHER ASSETS:

       Other assets at December 31, 1997 consisted of the following:

          Non-compete agreement                                        $    150,000
          Other                                                              11,643
                                                                       ------------
                                                                            161,643
          Less accumulated amortization                                     (34,116)
                                                                       ------------
                                                                       $    127,527
                                                                       ============


6.     LONG-TERM DEBT:

       Long-term debt at December 31, 1997 consisted of the following:

          Variable rate term loan (10.5% December 31, 1997),
             collateralized by substantially all assets of
             the Company                                               $   1,260,000
          Subordinated notes payable (12.0% at December 31, 1997)            380,000
          Non-compete obligation                                             120,000
                                                                       -------------
                                                                           1,760,000
          Less current maturities                                         (1,670,000)
                                                                       -------------

          Long-term debt                                               $      90,000
                                                                       =============

6.     LONG-TERM DEBT:, CONTINUED

       Borrowings under the variable rate term loan bear interest at the bank's prime rate plus the Floating Rate Spread, as defined in the agreement (ranging from 1.5% to 5%) and the loan matures on December 31, 2003 and has been personally guaranteed by a partner in the Company. The credit agreement requires mandatory repayment of up to 50% of Excess Cash Flow, as defined, within 120 days after the Company's year end. The Company may prepay the note, in whole or in part, subject to a premium ranging from 1% to 3% prior to December 31, 2000. Subsequent prepayments may be made without premium or penalty. The Credit Agreement contains certain restrictive covenants which, among other things, requires the Company to meet certain financial tests. During 1997, the Company was not in compliance with certain covenants included in its Credit Agreement. As a result, the outstanding principal balance has been classified as a current liability at December 31, 1997 in the accompanying Balance Sheet.

       The subordinated promissory notes bear interest at 12% and mature on September 30, 2004. Interest is payable annually to the extent of Net Cash Available, as defined. The Company may prepay the notes at any time without premium or penalty. All principal and interest related to the notes becomes due and payable in the event of the sale of the assets of the Company. As discussed in Note 2, the Company entered into an Asset Sale Agreement on December 9, 1997, which is expected to close prior to May 1998. As a result, the outstanding principal and interest due under the subordinated notes has been classified as a current liability at December 31, 1997.

       In connection with the acquisition of radio stations KFLG (FM) and (AM) on December 1, 1996, the Company entered into a non-compete agreement with the former owner of the stations, which requires the Company to pay the former owner $30,000 per year for five years beginning on December 1, 1997.

7.     LEASES:

       The Company leases certain equipment and facilities used in their operations. Future minimum rentals under all noncancelable operating leases as of December 31, 1997 are payable as follows:

               1998                           $    36,820
               1999                                31,774
               2000                                24,200
               2001                                24,200
               2002                                24,200


Rental expense was approximately $34,000 for the year ended December 31, 1997.


8.     RELATED PARTY TRANSACTIONS:

       During 1996, the Company issued $350,000 of subordinated promissory notes to a partner in the Company.

       During 1997, the Company issued a $30,000 subordinated promissory note to a partner in the Company.

REPORT OF INDEPENDENT ACCOUNTANTS


To Ruby Broadcasting, Inc.

We have audited the accompanying Statement of Revenues and Direct Expenses of Radio Station KZXY (FM)("KZXY") for the years ended December 31, 1997 and 1996. This Statement of Revenues and Direct Expenses is the responsibility of KZXY's management. Our responsibility is to express an opinion on the Statement of Revenues and Direct Expenses based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Direct Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Direct Expenses. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement was prepared to present the Revenue and Direct Expenses of KZXY and is not intended to be a complete presentation of KZXY's results of operations.

In our opinion, the accompanying Statement of Revenues and Direct Expenses presents fairly, in all material respects, the revenues and direct expenses of KZXY for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.








Coopers & Lybrand, L.L.P.

Cincinnati, Ohio
January 9, 1998

RADIO STATION KZXY(FM)
STATEMENT OF REVENUES AND DIRECT EXPENSES for the years ended December 31, 1997 and 1996

                                                     1997                  1996
                                                 -----------           -----------
Broadcast revenue                                $ 1,235,560           $ 1,278,968

Less agency commissions                              (43,974)             (63,662)
                                                 -----------           -----------

     Net revenue                                   1,191,586             1,215,306

Broadcast operating expenses                         500,486               475,917

Depreciation and amortization                         26,467                26,467

General and administrative expenses                  345,175               332,019
                                                 -----------           -----------

        Total direct expenses                        872,128               834,403
                                                 -----------           -----------

Excess of revenues over direct expenses          $   319,458           $   380,903
                                                 ===========           ===========

The accompanying notes are an integral part of this financial statement.

RADIO STATION KZXY(FM)
NOTES TO STATEMENT OF REVENUES AND DIRECT EXPENSES

1.       ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS:

         A. BASIS OF PRESENTATION AND ORGANIZATION: KZXY(FM), a radio station located in Apple Valley, California, is owned and operated by Ruby Broadcasting, Inc. ("Ruby"), a Delaware corporation. The Statement of Revenues and Direct Expenses includes certain costs shared with other stations under common ownership. These amounts primarily cover administrative and production support, facility costs, repairs and supplies. These costs have generally been allocated among the affiliated stations based on estimated time spent, space or volume of use. Management believes that these allocation methods are reasonable. As a result of the allocations, however, the financial statements presented may not be indicative of the results achieved had the Company operated as a nonaffiliated entity.

              In December 1997, Ruby entered into an agreement to sell the FCC license and related operating assets of this station and radio station KIXW(AM) to Regent Communications, Inc. for $6,000,000 in cash, subject to adjustment. The closing is conditioned on, among other things, receipt of FCC and other regulatory approvals. Additionally, on January 1, 1998, Ruby entered into a time brokerage agreement with Regent Communications, Inc. related to radio stations KZXY(FM) and KIXW(AM).


              A statement of net assets acquired for radio station KZXY (FM) has not been presented because not all of the required financial information is available. The assets to be acquired consist primarily of prepaid expenses, radio station operating assets, and related intangible assets.


         B. BROADCAST REVENUE: Broadcast revenue for commercial broadcasting advertisements is recognized when the commercial is broadcast.

         C. BARTER TRANSACTIONS: Barter transactions (advertising provided in exchange for goods and services) are reported at the estimated fair value of the product or services received. Revenue from barter transactions is recognized when advertisements are broadcast and merchandise or services received are charged to expense when received or used. For the years ended December 31, 1997 and 1996, barter revenue was approximately $109,000 and $116,000, respectively, and barter expense was approximately $115,000 and $100,000, respectively.

         D. DEPRECIATION: Depreciation is provided using accelerated methods based upon the estimated useful lives of the respective assets as follows:

              Leasehold improvements                             7 to 31 years
              Furniture and fixtures                             5 to 7 years
              Broadcast equipment                                5 to 15 years


              Depreciation expense for the years ended December 31, 1997 and 1996 was approximately $16,500.

         E. AMORTIZATION: Intangible assets are amortized on the straight line method over 2 to 40 years. Amortization expense for the years ended December 31, 1997 and 1996 was approximately $10,000.

         F. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts to revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                           Appendix A


                               AGREEMENT OF MERGER



                                      AMONG



                                  FAIRCOM INC.



                                       AND



                               REGENT MERGER CORP.


                                       AND



                           REGENT COMMUNICATIONS, INC.



                          Dated as of December 5, 1997

                                TABLE OF CONTENTS
                                -----------------

                                                                                                                 PAGE
                                                                                                                 ----
DEFINITION OF TERMS
         1.       Definition of Terms.............................................................................2

                  (a)      [Reserved].............................................................................2
                  (b)      Closing Date and Closing...............................................................2
                  (c)      Commission.............................................................................2
                  (d)      Commission's Order.....................................................................2
                  (e)      Effectiveness..........................................................................2
                  (f)      [Reserved].............................................................................2
                  (g)      Faircom Broadcast Assets...............................................................2
                  (h)      Faircom Budget.........................................................................3
                  (i)      Faircom Financials.....................................................................3
                  (j)      Faircom Licenses.......................................................................3
                  (k)      Faircom Senior Debt....................................................................3
                  (l)      Faircom Stations.......................................................................3
                  (m)      Faircom Stock..........................................................................4
                  (n)      Faircom Stockholders...................................................................4
                  (o)      Faircom Subordinated Notes.............................................................4
                  (p)      Faircom Subsidiaries...................................................................4
                  (q)      Final Order............................................................................4
                  (r)      [Reserved].............................................................................4
                  (s)      Intellectual Property..................................................................4
                  (t)      Internal Revenue Code..................................................................4
                  (u)      Optionholders..........................................................................4
                  (u-1)    Park Lane..............................................................................4
                  (v)      Park Lane Financials...................................................................4
                  (w)      Park Lane Stations.....................................................................5
                  (x)      Preferred Stock........................................................................5
                  (y)      Pro-Rata Percentage Interest...........................................................5
                  (z)      Regent Assets..........................................................................5
                  (aa)     Regent Financials......................................................................5
                  (bb)     Regent Licenses........................................................................5
                  (cc)     Regent Projections.....................................................................5
                  (dd)     Regent Station.........................................................................5
                  (ee)     Regent Subsidiaries....................................................................6
                  (ff)     SEC....................................................................................6
                  (gg)     [Reserved].............................................................................6
                  (hh)     Shelby Station.........................................................................6
                  (ii)     Shelby Station Pro Forma Broadcast Cash Flow...........................................6
                  (jj)     Trustee................................................................................6



                                                                                                                PAGE
                                                                                                                ----
AGREEMENT TO MERGE
         2.       Agreement.......................................................................................6
         3.       Action to Effect Merger.........................................................................6
         4.       Certificate of Incorporation and By-Laws........................................................6
         5.       Directors.......................................................................................7
         6.       Officers........................................................................................7
         7.       Stockholder Approval; Effectiveness of Merger...................................................7
         8.       Authorized Shares of Surviving Corporation......................................................8
         9.       Authorized Shares of Disappearing Corporation...................................................8

MODE OF EFFECTING MERGER

         10.      Conversion and Exchange of Shares...............................................................8
         11.      Funding of Consideration for Faircom Stock......................................................9
         12.      Issuance of Preferred Stock.....................................................................9
         12A.     SEC Registration................................................................................9
         12B.     Affiliates.....................................................................................11
         12C.     Trading Prohibitions...........................................................................11
         12D.     No Solicitation................................................................................11
         12E.     Registration Rights............................................................................12

CONSIDERATION

         13.      (a)      Base Consideration....................................................................15
                  (b)      Consideration After Adjustments.......................................................16
                  (c)      Consideration Per Share Before Appraisal Rights.......................................18
                  (d)      Distributions by Trustee..............................................................18
         14.      Surrender of Certificates and Delivery of Consideration After Adjustments......................19

COMMISSION MATTERS

         15.      Commission Consent to Transfers of Control.....................................................20
         16.      Applications for Consent - Cooperation of the Parties..........................................20
         17.      Costs and Expenses.............................................................................20
         18.      Operation of Stations Before Closing...........................................................20
         19.      Control and Access.............................................................................20
         20.      [Reserved].....................................................................................21

COVENANTS, REPRESENTATIONS AND WARRANTIES OF FAIRCOM

         21.      Covenants, Representations and Warranties of Faircom...........................................21
                  (a)      Corporate Standing and Authority......................................................21
                  (b)      Capitalization; Faircom Stock.........................................................22

                                                                                                                PAGE
                                                                                                                ----
                  (c)      Corporate Power.......................................................................22
                  (d)      [Reserved]............................................................................22
                  (e)      [Reserved]............................................................................22
                  (f)      Affiliates............................................................................23
                  (g)      Rights to Acquire Securities..........................................................23
                  (h)      Corporate Records.....................................................................23
                  (i)      Title to Faircom Broadcast Assets.....................................................23
                  (j)      Financial Statements; Budget..........................................................23
                  (k)      Contracts.............................................................................24
                  (1)      Government Authorizations.............................................................25
                  (m)      Management, Key Employees and Accounts................................................26
                  (n)      Tax Elections.........................................................................26
                  (o)      Related Transactions..................................................................26
                  (p)      Taxes.................................................................................26
                  (q)      Employee Benefit Plans................................................................27
                  (r)      Compliance with Commission Regulations................................................27
                  (s)      Personal Property.....................................................................27
                  (t)      Real Property.........................................................................28
                  (u)      Environmental.........................................................................28
                  (v)      Insurance.............................................................................29
                  (w)      Accounts and Notes Receivable.........................................................29
                  (x)      Laws, Regulations and Instruments.....................................................29
                  (y)      Conduct of Faircom Stations...........................................................29
                  (z)      Disposition of Assets.................................................................29
                  (aa)     Transmitter Sites.....................................................................30
                  (bb)     Litigation............................................................................30
                  (cc)     No Conflict...........................................................................30
                  (dd)     Required Consents.....................................................................30
                  (ee)     Intellectual Property.................................................................30
                  (ff)     Qualifications for Transfer of Control................................................31
                  (gg)     Public Inspection File................................................................31
                  (hh)     Absence of Certain Changes............................................................31
                  (ii)     Personnel Information.................................................................32
                  (jj)     [Reserved]............................................................................32
                  (kk)     Outstanding Debt......................................................................32
                  (ll)     Negative Covenants....................................................................32
                  (mm)     Affirmative Covenants.................................................................33
                  (nn)     Additional Agreements.................................................................34
                  (oo)     Join in Execution of Documents........................................................34
                  (pp)     Full Disclosure.......................................................................34
                  (qq)     Submission of Material for Registration Statement.....................................35
                  (rr)     Fairness and Tax Opinions.............................................................35


COVENANTS, REPRESENTATIONS AND WARRANTIES
OF REGENT AND SUBSIDIARY
                                                                                                                PAGE
                                                                                                                ----
         22.      Covenants, Representations and Warranties of Regent and Subsidiary.............................35
                  (a)      Corporate Standing and Authority......................................................35
                  (b)      Capitalization; Regent Stock..........................................................36
                  (c)      Corporate Power.......................................................................37
                  (d)      [Reserved]............................................................................37
                  (e)      [Reserved]............................................................................37
                  (f)      Affiliates............................................................................37
                  (g)      Rights to Acquire Securities..........................................................37
                  (h)      Corporate Records.....................................................................37
                  (i)      Title to Regent Assets................................................................38
                  (j)      Financial Statements; Projections.....................................................38
                  (k)      Contracts.............................................................................38
                  (l)      Government Authorizations.............................................................39
                  (m)      Management, Key Employees and Accounts................................................40
                  (n)      Tax Elections.........................................................................41
                  (o)      Related Transactions..................................................................41
                  (p)      Taxes.................................................................................41
                  (q)      Employee Benefit Plans................................................................41
                  (r)      Compliance with Commission Regulations................................................42
                  (s)      Personal Property.....................................................................42
                  (t)      Real Property.........................................................................42
                  (u)      Environmental.........................................................................43
                  (v)      Insurance.............................................................................44
                  (w)      Accounts and Notes Receivable.........................................................44
                  (x)      Laws, Regulations and Instruments.....................................................44
                  (y)      Conduct of Regent Station and Park Lane Stations......................................44
                  (z)      Disposition of Assets.................................................................45
                  (aa)     Transmitter Sites.....................................................................45
                  (bb)     Litigation............................................................................45
                  (cc)     No Conflict...........................................................................45
                  (dd)     Required Consents.....................................................................45
                  (ee)     Intellectual Property.................................................................46
                  (ff)     Qualifications for Transfer of Control................................................46
                  (gg)     Public Inspection File................................................................46
                  (hh)     Absence of Certain Changes............................................................46
                  (ii)     Personnel Information.................................................................47
                  (jj)     [Reserved]............................................................................47
                  (kk)     Outstanding Debt......................................................................48
                  (ll)     Negative Covenants....................................................................48
                  (mm)     Affirmative Covenants.................................................................49
                  (nn)     Additional Agreements.................................................................49
                  (oo)     Join in Execution of Documents........................................................49


                                                                                                                PAGE
                                                                                                                ----
                  (pp)     Full Disclosure.......................................................................49
                  (qq)     Issuance of Preferred Stock...........................................................50
                  (rr)     Transferability of Preferred Stock....................................................50
         23.      [Reserved].....................................................................................50

RISK OF LOSS

         24.      Risk of Loss...................................................................................50
                  (a)      Faircom Broadcast Assets..............................................................50
                  (b)      Regent Assets.........................................................................51
                  (c)      Broadcast Transmission of Stations Prior to Closing...................................51

CONDITIONS PRECEDENT TO SUBSIDIARY'S AND REGENT'S
OBLIGATION TO CLOSE

         25.      Conditions Precedent to Subsidiary's and Regent's Obligations..................................52
                  (a)      Representations, Warranties and Covenants.............................................52
                  (b)      Delivery of Closing Documents.........................................................52
                  (c)      Faircom Licenses......................................................................52
                  (d)      Consents..............................................................................52
                  (e)      Final Order...........................................................................53
                  (f)      Adverse Proceedings...................................................................53
                  (g)      Examination of Real Property..........................................................53
                  (h)      Dissenters' Rights....................................................................53
                  (i)      Faircom Information...................................................................53
                  (j)      Stockholder Approval..................................................................53
                  (k)      Registration Statement................................................................53
                  (l)      Regent Financing; Acquisition of Park Lane............................................53
                  (m)      Tax Opinion of Regent's Counsel.......................................................53
                  (n)      Conversion of Faircom Subordinated Notes..............................................53

CONDITIONS PRECEDENT TO FAIRCOM'S OBLIGATION TO CLOSE

         26.      Conditions Precedent to Faircom's Obligations..................................................54
                  (a)      Representations, Warranties and Covenants.............................................54
                  (b)      Consideration.........................................................................54
                  (c)      Delivery of Closing Documents.........................................................54
                  (d)      Regent Licenses.......................................................................54
                  (e)      Final Order...........................................................................54
                  (f)      Consents..............................................................................54
                  (g)      Adverse Proceedings...................................................................54
                  (h)      Issuance of Preferred Stock...........................................................54
                  (i)      Examination of Real Property..........................................................55
                  (j)      Regent Financing; Acquisition of Park Lane............................................55
                  (k)      Stockholder Approval..................................................................55

                                                                                                                PAGE
                                                                                                                ----
                  (l)      Registration Statement................................................................55
                  (m)      Tax Opinion...........................................................................55
                  (n)      Fairness Opinion......................................................................55
                  (o)      Tax Opinion of Regent's Counsel.......................................................55

CLOSING DOCUMENTS

         27.      Closing Documents to be Delivered by Faircom...................................................55
         28.      Closing Documents to be Delivered by Regent and Subsidiary.....................................56
         29.      [Reserved].....................................................................................57
         30.      Termination....................................................................................57
         31.      Remedies on Termination of Agreement or Default Prior to Closing...............................58
         32.      Brokerage......................................................................................59
         33.      Survival of Representations and Warranties.....................................................59

MISCELLANEOUS PROVISIONS

         34.      Employment Agreement...........................................................................59
         35.      Headings.......................................................................................60
         36.      Execution......................................................................................60
         37.      Notices  ......................................................................................60
         38.      Disclosure.....................................................................................61
         39.      Receipt of Preferred Stock.....................................................................61
         40.      Entire Agreement...............................................................................61
         41.      Governing Laws.................................................................................61
         42.      Successors and Assigns.........................................................................61

                               AGREEMENT OF MERGER


         THIS AGREEMENT OF MERGER (this "Agreement") is made and entered as of this 5th day of December, 1997, by and among FAIRCOM INC., a Delaware corporation (hereinafter referred to as "Faircom"), REGENT MERGER CORP., a Delaware corporation (hereinafter referred to as "Subsidiary"), REGENT COMMUNICATIONS, INC., a Delaware corporation (hereinafter referred to as "Regent"), BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP (hereinafter referred to as "Blue Chip"), and MIAMI VALLEY VENTURE FUND L.P. (hereinafter referred to as "Miami Valley").

                                    PREAMBLE

                              W I T N E S S E T H:

         THAT, WHEREAS, Faircom, through its wholly-owned subsidiaries, Faircom Flint Inc. and Faircom Mansfield Inc., is the owner, operator and licensee of radio stations WCRZ-FM, WFNT-AM, and WWBN-FM in Flint, Michigan, and WYHT-FM and WMAN-AM in Mansfield, Ohio, respectively; and

         WHEREAS, Subsidiary is a wholly-owned subsidiary of Regent; and

         WHEREAS, the Boards of Directors of Faircom and Subsidiary have approved and adopted this Agreement pursuant to which Faircom (sometimes referred to as "the Disappearing Corporation") will be merged into Subsidiary (sometimes referred to as "the Surviving Corporation") under the laws of the State of Delaware in the manner provided therefor pursuant to Section 251 and related sections of Title 8 of the Delaware Code and the terms of this Agreement (the "Merger"); and

         WHEREAS, as a result of such merger, immediately after Effectiveness the Faircom Stockholders will own approximately 57% or more of the outstanding capital stock of Regent, and Regent will own all of the outstanding capital stock of Faircom; and

         WHEREAS, control of Regent and Faircom may not be transferred without prior written consent of the Federal Communications Commission; and

         WHEREAS, Regent, Subsidiary, and Faircom have negotiated the terms and conditions of the Merger, including the consideration to be paid to the Faircom Stockholders and the Optionholders.

         NOW, THEREFORE, in consideration of the mutual promises and the conditions hereinafter contained, and subject to the conditions hereinafter set forth, the parties hereto agree as follows:



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                               DEFINITION OF TERMS

         1. DEFINITION OF TERMS. In addition to the words and terms defined in the recitals and elsewhere in this Agreement, the following terms shall have the following meanings:

                  (a) [Reserved]

                  (b) "Closing Date" means the date, time and place designated by written notice from Subsidiary to Faircom, which date shall be as soon as practicable but no later than ten (10) days after the date of the last to occur of the following: (i) the Registration Statement (as hereinafter defined) is declared effective; (ii) the later of the Final Order or the satisfaction of any condition imposed by the Commission pursuant to the Commission's Order, or such other date within the effective period (including any extension thereof) of the Commission's order as shall be mutually agreed upon by Faircom and Subsidiary;
(iii) the approval of the Merger by the Faircom stockholders; and (iv) the delivery to Regent of the Closing Worksheet prepared by Faircom in accordance with the provisions of Paragraph 13(b) hereof. "Closing" means the exchange of the Faircom Stock for the Preferred Stock, the delivery of the Preferred Stock to the Faircom Stockholders, and the execution and delivery of the other documents as provided herein.

                  (c) "Commission" means the Federal Communications Commission.

                  (d) "Commission's Order" means the action of the Commission consenting to the transfers of control contemplated herein.

                  (e) "Effectiveness" means the date and time at which the Merger shall become effective, which shall be upon the due and proper filing of the Certificate of Merger.

                  (f) [Reserved.]

                  (g) "Faircom Broadcast Assets" means, with respect to the Faircom Stations:

                       (i) The Licenses listed on Exhibit l(j) and the Public Inspection File maintained in connection therewith.

                       (ii) All contracts for the sale of broadcast time or advertising on the Faircom Stations for cash which are valid and enforceable as of the Closing Date.

                       (iii) All contracts for the sale of broadcast time or advertising on the Faircom Stations in exchange for merchandise or services (or a combination of merchandise or services and cash) which are valid and enforceable as of the Closing Date.

                       (iv) All other leases, contracts and agreements relating to the operation of the Faircom Stations and which are in effect on the Closing Date, including without limitation those described in Exhibit 21(k-1).

                       (v) All the tangible property, assets, furniture, fixtures, supplies, materials, goods, transmitters and equipment used or useful in the operation of the Faircom Stations, including, without limitation, those listed on Exhibit 21(s) and including replacements thereof or additions thereto made between the date hereof and the Closing Date, less any retirements made in the ordinary and usual course of business.

                   (vi) Goodwill, privileges, permits, copyrights, logos, jingles, service marks, trademarks and trade names (including rights in applications in connection therewith), and other intangible rights (including rights to the call letters of the Faircom Stations) used or useful in the operation of the Faircom Stations or in connection therewith.

                   (vii) The correspondence, files, records, stock books, minute books, books of account, logs, advertising lists, copy and other files, books, writings and records of Faircom and the Faircom Subsidiaries.

                   (viii) All accounts and notes receivable of Faircom or the Faircom Subsidiaries as of the Closing Date.

                   (ix) The real property owned by Faircom or the Faircom Subsidiaries, including without limitation that which is described in Exhibit 2l(t).

                   (x) All other things owned by Faircom or the Faircom Subsidiaries (including, without limitation, cash on hand) used or useful in the operation of the Faircom Stations and not disposed of in the ordinary and usual course of business and any other assets acquired by Faircom or the Faircom Subsidiaries prior to Closing.

                  (h) "Faircom Budget" means the 1997 Consolidated and Consolidating projected operating statements of Faircom, a copy of which has been delivered to Regent. Such operating statements shall contain pro forma statements for the entire year for stations acquired or managed for partial periods of 1997.

                  (i) "Faircom Financials" means the audited financial statements of Faircom for the years ended December 31, 1994, 1995 and 1996, and the unaudited financial statements of Faircom for the six months ended June 30, 1997, and for monthly periods thereafter to the most recent month preceding the Closing as reasonably practicable, furnished by Faircom to Regent and consisting of balance sheets, statements of income and retained earnings, and, except for unaudited financials, statements of changes in financial position.

                  (j) "Faircom Licenses" means all licenses, permits and authorizations issued by the Commission relative to the Faircom Stations, as listed and described on Exhibit 1(j) attached hereto and incorporated by reference herein.

                  (k) "Faircom Senior Debt" means the indebtedness of Faircom listed on Exhibit 1(k) hereof.

                  (l) "Faircom Stations" means the following radio stations and their cities of license: WCRZ-FM, WFNT-AM, Flint, Michigan; WWBN-FM, Tuscola, Michigan; WYHT-FM and WMAN-AM, Mansfield, Ohio; and, if acquired on or before the Closing Date, the Shelby Station, and the auxiliary licenses of all such Faircom Stations.



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



                   (m) "Faircom Stock" means all shares of the capital stock of Faircom outstanding on the Closing Date, including all shares issued on conversion of the Faircom Subordinated Notes as contemplated hereby.

                   (n) "Faircom Stockholders" means all of the holders of the issued and outstanding shares of capital stock of Faircom as of the Closing Date, including all shares issued on conversion of the Faircom Subordinated Notes as contemplated hereby.

                   (o) "Faircom Subordinated Notes" means those certain Class A Convertible Subordinated Promissory Notes and Class B Convertible Subordinated Promissory Notes in favor of Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P. in the aggregate principal amount of $10,000,000.

                   (p) "Faircom Subsidiaries" means Faircom Flint Inc. and Faircom Mansfield Inc. and, if the Shelby Station is acquired on or before the Closing Date, Faircom Shelby Inc.

                   (q) "Final Order" means the Commission's Order as to which the time for filing a request for all administrative or judicial review shall have expired without any such filing having been made.

                   (r) [Reserved].

                   (s) "Intellectual Property" means all of the rights in and to the call letters (and any variation thereof), trademarks, trade names, service marks, franchises, copyrights (including registrations and applications for registration of any of the foregoing), computer software, programs and programming material of whatever form or nature, jingles, slogans, logos or licenses to use same and other intangible property rights which are used or useful in connection with the operation of the Faircom Stations, the Regent Station and the Park Lane Stations, together with any associated goodwill and any additions thereto between the date of this Agreement and the Closing Date.

                   (t) "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

                   (u) "Optionholders" means those persons listed on Exhibit 21(b) and any amendments thereto as of the Closing Date, and identified thereon as holding options to acquire capital stock of Faircom.

                   (u-1) "Park Lane" means The Park Lane Group, a California corporation.

                   (v) "Park Lane Financials" means the consolidated and consolidating financial statements for Park Lane for the fiscal year ended December 31, 1996 and for the fiscal years ended December 31, 1992, 1993, 1994 and 1995, and notes thereto, as certified by Coopers & Lybrand, independent public accountants. The Park Lane Financials include (i) the audited consolidated balance sheets of Park Lane and its subsidiaries as of December 31, 1996; (ii) the related audited consolidated statements of earnings, source and application of funds, shareholders' equity and changes in financial position or cash flows (as the case may be) for the years ended as indicated on



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


each of the Park Lane financial statements; and (iii) an unaudited balance sheet of Park Lane as of April 30, 1997 and the unaudited statement of earnings and source and application of funds for the four-month period then ended, and unaudited financial statements for monthly periods thereafter through August 31, 1997.

                  (w) "Park Lane Stations" means the following radio stations and their cities of license, constituting The Park Lane Group, currently operated by Regent under a time brokerage agreement with The Park Lane Group (which commenced on August 18, 1997), which Regent has agreed to purchase pursuant to a certain Stock Purchase Agreement dated June 16, 1997: KZGL-FM, Cottonwood, Arizona; KVNA-AM and KVNA-FM, Flagstaff, Arizona; KAAA-AM and KZZZ-FM, Kingman, Arizona; KFMF-FM, Chico, California; KPPL-AM, Colusa, California; KATJ-FM, George, California; KVOY-AM, Mojave, California; KALF-FM, Red Bluff, California; KQMS-AM and KSHA-FM, Redding, California; KOWL-AM and KRLT-FM, South Lake Tahoe, California; KTPI-FM, Tehachapi, California; and KROY-AM, Victorville, California, and the auxiliary licenses of all such Park Lane Stations.

                  (x) "Preferred Stock" means the Series C Convertible Preferred Stock of Regent being issued and delivered to, and acquired by, the Faircom Stockholders under the terms of this Agreement, as set forth in the Amended and Restated Certificate of Incorporation of Regent in substantially the form of
Exhibit 1(x) hereto, which will be filed with the Delaware Secretary of State prior to the Closing Date.

                  (y) "Pro-Rata Percentage Interest" means a Faircom Stockholder's percentage interest in Faircom as determined in accordance with Paragraph 13(d)(1)(i) hereof.

                  (z) "Regent Assets" means any asset which would be included in the definition of "Faircom Broadcast Assets" and which is used or useful in the operation of the Regent Station or the Park Lane Stations, and any other assets acquired by Regent or the Regent Subsidiaries prior to Closing.

                  (aa) "Regent Financials" means the audited financial statements of Regent as of a date consistent with those that will be included in the Registration Statement (as hereinafter defined), and unaudited financial statements for monthly periods thereafter to the most recent month preceding the Closing as reasonably practicable, to be furnished by Regent to Faircom and consisting of balance sheets and statements of income and retained earnings, and, except for unaudited financials, statements of changes in financial position.

                  (bb) "Regent Licenses" means all licenses, permits and authorizations issued by the Commission relative to the Regent Station and the Park Lane Stations, as listed and described on Exhibit 1(bb) attached hereto and incorporated by reference herein.

                  (cc) "Regent Projections" means pro forma projections for Regent for the fiscal years 1997 and 1998.

                   (dd) "Regent Station" means radio station KCBQ-AM, San Diego, California.

                  (ee) "Regent Subsidiaries" means those subsidiaries of Regent listed on Exhibit 1(ee) hereto.

                  (ff) "SEC" means the Securities and Exchange Commission.

                  (gg) [Reserved]

                  (hh) "Shelby Station" means radio station WSWR-FM, licensed to Shelby, Ohio and the auxiliary licenses of such station.

                  (ii) "Shelby Station Pro Forma Broadcast Cash Flow" means the amount of Pro Forma Broadcast Cash Flow used by the lenders of Faircom providing the senior debt to Faircom for the acquisition of the Shelby Station to compute the amount of such senior debt. "Pro Forma Broadcast Cash Flow" means Pro Forma Net Broadcast Revenues less Pro Forma Operating Expenses, before provision for interest expense, depreciation and amortization and management fees, using accrual accounting and prepared in accordance with generally accepted accounting principles. "Pro Forma Net Broadcast Revenues" and "Pro Forma Operating Expenses", respectively, means the revenues, net of agency commissions, and the expenses, solely arising from the Shelby Station broadcasting operations, excluding any revenues or expenses from trades and barter, as prepared on a pro forma basis by such lenders. The computations hereunder shall be confirmed in writing by such lenders.

                  (jj) "Trustee" means The Fifth Third Bank, an Ohio banking corporation.


                               AGREEMENT TO MERGE

         2. AGREEMENT. Faircom and Subsidiary, both corporations duly organized and existing under the laws of the State of Delaware, hereby agree that, in accordance with and subject to the terms and conditions set forth herein, upon Effectiveness, Faircom shall be merged with and into Subsidiary, the separate corporate existence of Faircom shall cease, Subsidiary shall continue in existence and shall succeed to and assume all the rights and obligations of Faircom, and such merger shall in all respects have the effect provided for in Section 259 of the General Corporation Law of the State of Delaware.

         3. ACTION TO EFFECT MERGER. Prior to, from and after Effectiveness, Faircom, Subsidiary and Regent shall take all such action as shall be necessary or appropriate, in order to effectuate the Merger in accordance with and subject to the terms of this Agreement and the laws of the State of Delaware.

         4. CERTIFICATE OF INCORPORATION AND BY-LAWS. From and after Effectiveness and until thereafter amended as provided by law, the Certificate of Incorporation and the By-Laws of Subsidiary, attached hereto as Exhibits 4(a) and 4(b), respectively, as in effect immediately prior to Effectiveness shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation.



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

         5.   DIRECTORS.

                  (a) The following shall be the directors of the Surviving Corporation as of and after Effectiveness to replace the existing directors of Faircom and to hold office as provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation:

                                 Terry S. Jacobs
                               William L. Stakelin

                  (b) The following shall be the directors of Regent as of and after Effectiveness to hold office as provided in the Amended and Restated Certificate of Incorporation and By-Laws of Regent:

                                 Joel M. Fairman
                                 Terry S. Jacobs
                                R. Glen Mayfield
                               William L. Stakelin
                                  John H. Wyant

         6. OFFICERS. The following shall be the officers of Regent and of the Surviving Corporation as of and after Effectiveness to replace the existing officers of Faircom and to hold office as provided in the Certificate of Incorporation and By-Laws of Regent and the Surviving Corporation:

Chairman of the Board,
Chief Executive Officer,
Treasurer..................................................Terry S. Jacobs
Vice Chairman..............................................Joel M. Fairman
President, Chief Operating
Officer, Secretary.....................................William L. Stakelin
Vice President-Finance,
Assistant Secretary.........................................Matthew Yeoman
Assistant Secretary..................................Christina Tenhundfeld
Assistant Secretary.........................................Alan C. Rosser


         7. STOCKHOLDER APPROVAL; EFFECTIVENESS OF MERGER. This Agreement shall be submitted to the Faircom stockholders as provided by the applicable laws of the State of Delaware. If this Agreement is duly authorized and adopted by the requisite votes or written consents of the Faircom stockholders and is not terminated or abandoned in accordance with its terms, this Agreement shall be certified by Faircom and Subsidiary pursuant to Section 251(c) of the General Corporation Law of the State of Delaware, and the Surviving Corporation shall prepare, file and record a Certificate of Merger in the form provided under such Section 251(c) as soon as practicable after the approval of the Faircom stockholders has been obtained and before or contemporaneously with the Closing. The Merger shall become effective upon the due and proper filing of the Certificate of Merger.



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

         8. AUTHORIZED SHARES OF SURVIVING CORPORATION. Subsidiary presently has authorized capital stock of 1,000 common shares, $1.00 per share par value, of which 100 shares are issued and outstanding to Regent.

         9. AUTHORIZED SHARES OF DISAPPEARING CORPORATION. Faircom presently has authorized and outstanding capital stock consisting of the following:

                                              Total             Total
                                           Authorized          Outstanding
                  CAPITAL STOCK              SHARES             SHARES
                  -------------              ------             ------

                  Common Stock            35,000,000          7,378,199*

                   *Does not include 19,012,000 shares of common stock reserved for conversion of the Faircom Subordinated Notes or 1,943,700 shares reserved for issuance upon exercise of outstanding options.


                            MODE OF EFFECTING MERGER

         10.   CONVERSION AND EXCHANGE OF SHARES.

                  (a) At Effectiveness, each share of Faircom Stock issued and outstanding immediately prior to Effectiveness (other than shares owned or held by dissenting Faircom Stockholders) shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be converted into shares of Preferred Stock as hereinafter provided, and each share of Faircom Stock held in Faircom's treasury immediately prior to Effectiveness shall, by virtue of the Merger, cease to be outstanding, and shall be canceled and retired without payment of any consideration therefor. At Effectiveness, the holders of each outstanding option to purchase shares of Faircom Common Stock (each a "Faircom Option") will receive such substitute stock options under the Regent Communications, Inc. Faircom Conversion Stock Option Plan ("Regent Options") as will satisfy the requirements of Section 424(a) of the Internal Revenue Code and the regulations under Treas. ss.1.425-1 and as will not constitute a modification of the existing Faircom Options under Section 424(h) of the Internal Revenue Code. Each Faircom Option will be deemed to constitute an option to acquire the same number of shares of Preferred Stock as the holder of such Faircom Option would have been entitled to receive pursuant to the Merger had such holder exercised such Faircom Option in full immediately prior to the consummation of the Merger (whether or not such Faircom Option was in fact exercisable at the time). The terms of the Regent Options shall be the same as the terms of the existing Faircom Options, and such terms shall run from the date of grant of the Faircom Options. The Regent Options shall be immediately exercisable at the same aggregate exercise price as the Faircom Options surrendered in exchange therefor. The Regent Option agreements shall be substantially in the form of Exhibit 10(a). At the Closing, each Faircom Stockholder shall surrender for cancellation and exchange his certificate or certificates evidencing Faircom Stock (or in the case of holders of Faircom Options, option agreement); provided, however, any Faircom Stockholder who has properly elected to demand appraisal of shares pursuant to the applicable laws of Delaware need surrender his certificate or certificates only concurrently with a withdrawal of such demand or as required by law following a determination of the fair value of his or her shares.

                   (b) The stock transfer books of Faircom shall be closed at Effectiveness, and thereafter no transfer of any such shares of Faircom Stock shall be recorded thereon. In the event a transfer of ownership of shares of Faircom Stock is not recorded on the stock transfer books of Faircom, a certificate or certificates representing the number of whole shares of Preferred Stock into which such shares of Faircom Stock shall have been converted in connection with the Merger may be issued to the transferee of such shares of Faircom Stock if the certificate or certificates representing such shares of Faircom Stock is or are surrendered to the Trustee accompanied by all documents deemed necessary by the Trustee to evidence and effect such transfer of ownership of shares of Faircom Stock and by the payment of any applicable stock transfer tax with respect to such transfer, subject to compliance with any restrictions or conditions contained herein with respect to the transfer of shares of Faircom Stock.

                   11. FUNDING OF CONSIDERATION FOR FAIRCOM STOCK. On or before the Closing Date, Regent shall have issued to Subsidiary the number of shares of Preferred Stock equal to the Maximum Number of Shares to be Issued (as defined in Paragraph 13(b)(2) below).

                   12. ISSUANCE OF PREFERRED STOCK. Subject to the provisions of paragraph 13 hereof, at the Closing, Subsidiary shall cause to be delivered to the Trustee certificates for the Maximum Number of Shares to be Issued, all of which shares shall be fully paid and non-assessable and registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws.

                   The Trustee shall act as the disbursing agent and shall distribute to the Faircom Stockholders the consideration for the surrender and exchange of the Faircom Stock in accordance with paragraph 13(d) hereof.

             12A. SEC REGISTRATION.

                   (a) Faircom shall furnish to Regent such information, including information about Faircom and the Faircom Subsidiaries (including the respective affiliates of any of them), as may be necessary to enable Regent to prepare and file with the SEC a registration statement on Form S-4 under the Securities Act, and the rules and regulations promulgated thereunder, in respect of the Preferred Stock to be issued by reason of the Merger (such registration statement, including the proxy statement/prospectus included therein, together with any amendments or supplements thereto, being referred to in this Agreement as the "Registration Statement"). Faircom covenants that the Faircom Information (as defined below) included in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the proxy statement/prospectus contained therein (the "Proxy Statement") is first mailed to Faircom's stockholders, or at the time of the meeting of the Faircom stockholders held to approve this Agreement, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to Effectiveness any event or circumstance should come to the attention of Faircom with respect to the Faircom Information that is required to be set forth in an amendment or supplement to the Registration Statement, Faircom shall immediately notify Regent and shall assist Regent in appropriately



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amending or supplementing the Registration Statement. An amendment or supplement may be accomplished, to the extent permitted by law, rule or regulation, by including such information in a filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference into the Registration Statement. The Registration Statement insofar as it relates to information concerning Faircom, the Faircom Subsidiaries or any of their respective businesses, assets, directors, officers, or stockholders or any other affiliates or other matters pertaining to Faircom that is supplied by Faircom for inclusion in the Registration Statement, including by incorporation by reference to SEC filings made by Faircom (the "Faircom Information") shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; except that Faircom shall have no liability or obligation for any information other than the Faircom Information.

                   (b) Faircom shall instruct its accountants, BDO Seidman, LLP, to deliver, and shall use its reasonable best efforts to cause such accountants to deliver, to Regent letters dated at the time the Registration Statement becomes effective and as of the Closing Date, addressed to Regent, each containing such matters as are customarily contained in auditors' letters regarding information about Faircom included in the Registration Statement, which auditors' letters shall be in form and substance reasonably satisfactory to Regent. Regent shall use its reasonable best efforts to cause its accountants, Coopers & Lybrand, LLP, to deliver to Faircom letters at such times containing similar information about Regent in form and substance reasonably satisfactory to Faircom.

                   (c) Regent shall file the Registration Statement and use its reasonable best efforts to have it declared effective by the SEC as promptly as practicable, and shall use its reasonable best efforts to take any action required to be taken to comply in all material respects with any applicable federal or state securities laws in connection with the issuance of Preferred Stock in the Merger contemplated by this Agreement; except that such covenant of Regent is made as to those portions of the Registration Statement containing or required to contain Faircom Information, assuming and relying solely on timely and full compliance with subparagraphs (a) and (b) above.

                   (d) Regent covenants that the information included in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to the Faircom stockholders, or at the time of the meeting of the Faircom stockholders held to approve the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; except that Regent makes no covenant as to those portions of the Registration Statement containing or required to contain Faircom Information. If at any time prior to Effectiveness any event or circumstance should come to the attention of Regent that is required to be set forth in an amendment or supplement to the Registration Statement, Regent shall give reasonably prompt notice to Faircom and shall use its reasonable efforts to amend or supplement appropriately the Registration Statement.

                   (e) Regent covenants that the Registration Statement and all other documents required to be filed by Regent with the SEC in connection with the transactions contemplated herein shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder; except



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

that Regent shall have no liability or obligation for any failure to comply with such requirements arising out of the Faircom Information.

                  (f) Regent covenants to obtain prior to the effective date of the Registration Statement all necessary "blue sky" permits and approvals, if any, required to consummate the Merger.

                  (g) Regent shall use all reasonable best efforts to take such action as may be necessary to ensure that the requirements of Rule 144(c) under the Securities Act are satisfied as to enable any "affiliates" of Faircom (as that term is used in Rule 145 under the Securities Act) to offer or sell the Preferred Stock received by them in the Merger pursuant to paragraph (d) of Rule 145 (subject to compliance with the provisions of paragraphs (e), (f) and (g) of Rule 144).

         12B. AFFILIATES. Faircom shall use its reasonable best efforts to cause each person that is an "affiliate" of Faircom under the Securities Act on the date of Faircom's stockholder meeting held to approve the Merger to deliver to Regent at the Closing a written agreement substantially in the form attached hereto as Exhibit 12B ("Rule 145 Letters").

         12C. TRADING PROHIBITIONS. Each of Regent and Faircom hereby acknowledges that as a result of disclosures by Regent and Faircom contemplated under this Agreement, Faircom, the Faircom Subsidiaries and their affiliates may, from time to time, have material, non-public information concerning such parties and their respective subsidiaries or affiliated companies. Each of Faircom and Regent confirms that it, each of the Faircom Subsidiaries and their affiliates is aware, and each party has advised its representatives that (i) the United States securities laws may prohibit a person who has material, non-public information from purchasing or selling securities of any company to which such information relates, and (ii) material non-public information shall not be communicated to any other person except as permitted herein.

         12D. NO SOLICITATION. From and after the date hereof, Faircom will not, and shall use its reasonable best efforts not to permit, any of its officers, directors, employees, attorneys, financial advisors, agents or other representatives or those of any of its subsidiaries to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Takeover Proposal (as hereinafter defined) from any person, or engage in or continue discussions or negotiations relating thereto; provided, however, that Faircom may engage in unsolicited discussions or negotiations with, and furnish information concerning Faircom and its business, properties or assets to, any third party which makes a Takeover Proposal if the Board of Directors of Faircom concludes in good faith and in the exercise of its reasonable judgment after consultation with its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would present a reasonable probability of violating the obligations of such Board to the Faircom Stockholders under applicable law (and such counsel has provided an opinion to Faircom's Board of Directors to such effect). Faircom will promptly (but in no case later than 24 hours) notify Regent of the receipt of any Takeover Proposal, including the material terms and conditions thereof and the identity of the person or group making such Takeover Proposal, and will promptly (but in no case later than 24 hours) notify Regent of any determination by Faircom's Board of Directors that a Superior Proposal (as hereinafter defined) has been made. As used in this Agreement (i) "Takeover Proposal" shall mean any proposal or offer, or any extension of interest by any third party relating to Faircom's willingness or ability to receive or discuss a proposal or offer, in each case made prior to



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

Faircom's stockholder vote at the meeting to consider the Merger, other than a proposal or offer by Regent or any of its subsidiaries, for a merger, consolidation or other business combination involving, or any purchase of, all or substantially all of the assets or more than 50% of the voting securities of, Faircom and (ii) "Superior Proposal" shall mean a bona fide Takeover Proposal made by a third party on terms that a majority of the members of the Board of Directors of Faircom determines, in their good faith reasonable judgment and based on the advice of an independent financial advisor, is more favorable to the Faircom Stockholders than the transactions contemplated hereby and for which any required financing is committed or which, in the good faith reasonable judgment of a majority of such members (after consultation with any independent financial advisor), is reasonably capable of being financed by such third party.


         12E.     REGISTRATION RIGHTS.

                  (a) PIGGYBACK REGISTRATION RIGHTS. (i) If, during any period when either Blue Chip or Miami Valley holds shares of Preferred Stock, Regent files a registration statement with the SEC to register for public offering its common stock ("Regent Common Stock"), Regent shall give at least 45 days' advance written notice to Blue Chip or Miami Valley, as the case may be, of its intent to file such registration statement. If so requested by either Blue Chip or Miami Valley within 30 days after the giving of such written notice, to the extent then permissible under federal and applicable state securities laws, and the rules and regulations of the SEC thereunder, Regent shall include in such registration statement for resale for Blue Chip's or Miami Valley's account such portion of the shares into which the Preferred Stock held by Blue Chip or Miami Valley is then convertible (the "Conversion Stock"), as Blue Chip or Miami Valley shall request, except where the inclusion of any or all of Blue Chip's or Miami Valley's Conversion Stock is not permitted by Regent's underwriter(s) based on bona fide market considerations as specified below. To the extent Blue Chip's or Miami Valley's Conversion Stock is not included in such registration statement, either as a result of Blue Chip's or Miami Valley's requesting inclusion of less than all of such stock, of Blue Chip's or Miami Valley's not requesting inclusion within the thirty (30) day period specified above, or of the operation of the "underwriter out" specified below, such remaining shares of Conversion Stock shall continue to be subject to this Paragraph 12E and eligible for inclusion in any subsequent registration effected by Regent pursuant to this Paragraph 12E.

                   (ii) Regent shall not be required to include any shares of Conversion Stock in any registration statement to the extent the public offering involves an underwriting, and the managing underwriter thereof advises Regent in writing that, in its opinion, the number of shares of Conversion Stock requested to be included, when added to the number of shares of Regent Common Stock desired to be offered by Regent, exceeds the number that can be sold in such offering, at a price reasonably related to fair market value. To the extent the managing underwriter provides such advice, the Conversion Stock to be included on behalf of Blue Chip and Miami Valley, and any other shares to be registered pursuant to such Registration Statement on behalf of another selling stockholder, shall be reduced pro rata, taking into account the number of shares requested to be registered by Blue Chip or Miami Valley and any other selling stockholders.

                   (iii) At the time of any registration pursuant to this Paragraph 12E, Regent, Blue Chip and Miami Valley shall enter into any underwriting or other formal agreements containing such terms and provisions with respect to the marketing of such securities, indemnification and other



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related matters as may be reasonably required by Regent's underwriter(s) in any such registration. As a condition of the inclusion of the Conversion Stock in any such registration, Blue Chip and Miami Valley agree to furnish to Regent such information concerning Blue Chip and Miami Valley as may be requested by Regent as necessary in connection with the registration or qualification of the Conversion Stock under federal and state securities laws.

                  (b) DEMAND REGISTRATION RIGHTS. At any time, Blue Chip and Miami Valley together may give notice to Regent requesting the registration under the Securities Act of any or all of the Conversion Stock then held by them or to be held by them upon conversion of the Preferred Stock. Upon receipt of such notice, Regent shall use its best efforts to effect as promptly as possible the registration under the Securities Act of the Conversion Stock that Regent has been requested to register pursuant to this Paragraph 12E. Regent shall not be obligated to file more than two registration statements under this Paragraph 12E or to keep such registration statement effective for more than 90 days. Regent shall not be obligated to effect any registration pursuant to this Paragraph 12E if such registration would require an audit of Regent as of a date other than its fiscal year end. Regent may defer the filing of a registration statement under this Paragraph 12E for a period of up to 90 days based on the good faith judgment of the Board of Directors that such delay is needed (x) to avoid premature disclosure of a matter if the Board has determined that the disclosure would not be in the best interests of Regent or (y) to avoid conflict with another public offering by Regent. Any registration statement prepared pursuant to this Paragraph 12E shall be subject to such restrictions or limitations as may be applicable by law to the sales price or sales method of the proposed offering of the Conversion Stock.

                  (c) OTHER REGISTRATION RIGHTS. If Regent grants any registration rights (whether "demand" or "piggyback") to any other person, this Paragraph 12E shall be deemed amended, at the option of Blue Chip and Miami Valley, to grant to Blue Chip and Miami Valley rights equivalent to the most favorable rights granted to any other person.

                  (d) REGISTRATION PROCEDURES. If and whenever Regent is required by the provisions of this Paragraph 12E to effect the registration of any of Blue Chip and Miami Valley's shares of Conversion Stock or other securities under the Securities Act, Regent shall, as expeditiously as possible:

                           (i)  Prepare and file with the SEC a  registration
statement with respect to such shares or other securities and use all reasonable efforts to cause such registration statement to become effective as promptly as possible;

                           (ii) Prepare and file with the SEC such amendments
and supplements to such registration statement as may be necessary to keep such registration statement effective for three (3) months from the date of its effectiveness;

                           (iii) Furnish to Blue Chip and Miami Valley such
number of copies of the prospectus forming a part of such registration statement (including each preliminary prospectus) as Blue Chip or Miami Valley may reasonably request;

                           (iv) Use its best efforts to register or qualify such
shares or other securities covered by such registration statement under the securities or blue sky laws of such



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jurisdictions as Blue Chip or Miami Valley shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable Blue Chip or Miami Valley to consummate the disposition of such shares or such other securities during the period provided in Paragraph 12E(d)(ii) above; and

                           (v) Notify Blue Chip and Miami Valley during the
period when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event which causes the prospectus forming a part of such registration statement to include an untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of Blue Chip or Miami Valley, prepare and furnish Blue Chip and Miami Valley with a reasonable number of copies of the supplement to or any amendment of such prospectus necessary so as to render such prospectus, as amended or supplemented, in compliance with the provisions of the Securities Act.

                  (e) EXPENSES. All expenses incurred by Regent in complying with this Paragraph 12E, including without limitation all registration and filing fees, printing expenses, expenses of complying with securities or blue sky laws, fees and disbursements of counsel for Regent and counsel for any underwriters of the offering and any accountants, fees and expenses incident to or required by any such registration and all reasonable fees and disbursements of any counsel retained by Blue Chip or Miami Valley, shall be borne by Regent to the maximum extent permitted by law. All underwriting fees and commissions incurred by Blue Chip and Miami Valley shall be borne by Blue Chip and Miami Valley.

                  (f)      INDEMNIFICATION.

                           (i)  BY REGENT.  In the event of any registration
of Blue Chip's or Miami Valley's shares of Conversion Stock or other securities under this Paragraph 12E, Regent shall defend, indemnify and hold harmless each of Blue Chip and Miami Valley, its officers, directors, partners, affiliates, each underwriter thereof and each person which controls such entity or such underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities and any action in respect thereof, joint or several, to which Blue Chip or Miami Valley or any such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than that which is based upon information supplied by Blue Chip or Miami Valley in writing, and Regent shall reimburse each of Blue Chip and Miami Valley and such officers, directors, underwriters and controlling persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Regent shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon information provided in writing to Regent by Blue Chip or Miami Valley or any such officer, director, underwriter or controlling person. This indemnity shall be in addition to any liability which Regent may otherwise have.



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                           (ii)     BY BLUE  CHIP  AND  MIAMI  VALLEY.  In the
event of any registration of such shares or other securities under this Paragraph 12E, Blue Chip and Miami Valley shall indemnify Regent, its officers, directors, partners, affiliates, each underwriter thereof and each person which controls such entity or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities and any action in respect thereof, joint or several, to which Regent or any such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which is based upon information supplied by Blue Chip or Miami Valley in writing, and such entity shall reimburse Regent for any legal or other expenses reasonably incurred by Regent in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Blue Chip and Miami Valley shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon information provided to Regent by Regent or any of its stockholders. This indemnity shall be in addition to any liability which Blue Chip and Miami Valley may otherwise have.

                           (iii)    CONTRIBUTION. If for any reason any
indemnification described in Paragraph 12E(f)(i) or (f)(ii) above may not be provided by the party or parties required therein to provide such indemnification (the "Indemnifying Parties"), in lieu of providing such indemnification, the Indemnifying Parties shall contribute to the amount paid or payable by the party or parties to be provided such indemnification (the "Indemnified Parties") as a result of such losses, claims, damages, liabilities or actions, in such proportion as is appropriate to reflect the relative fault of the parties in connection with any statement or omission which resulted in such losses, claims, damages, liabilities or actions, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Parties and the Indemnified Parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by one of the Indemnifying Parties or by one of the Indemnified Parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to herein. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.


                                  CONSIDERATION

         13. (a) BASE CONSIDERATION. The consideration to be paid to the Faircom Stockholders in the Merger before adjustments as provided in paragraph 13(b) below (the "Base Considera-



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

tion") shall be Preferred Stock in an aggregate liquidation preference amount of Thirty-One Million One Hundred Sixty-Two Thousand Dollars ($31,162,000); provided, however, that in the event the acquisition of the Shelby Station has closed prior to the Closing Date, the Base Consideration will be increased by an amount equal to 10.6 times the Shelby Station Pro Forma Broadcast Cash Flow less the purchase price of the Shelby Station. In the event the acquisition of the Shelby Station does not occur prior to the Closing for reasons beyond Faircom's control, but the Net Working Capital of Faircom plus such available funds as Faircom can readily borrow under its existing senior credit facility (as certified in writing by its senior lender) is sufficient at Closing to fully finance such acquisition, the Base Consideration will be increased as provided in the immediately preceding sentence and the Net Working Capital of Faircom shall be reduced by the purchase price of the Shelby Station and any financing costs that would be incurred as if the closing of such acquisition had taken place. If the acquisition of the Shelby Station does not occur prior to the Closing and the Net Working Capital of Faircom plus such available funds as Faircom can readily borrow under its existing senior credit facility (as certified in writing by its senior lender) at Closing is not sufficient to fully finance such acquisition, Regent shall assume the obligation of Faircom to purchase the Shelby Station at the same purchase price previously agreed to between Faircom and the seller thereof, and there shall be no increase in the Base Consideration attributable to the acquisition of the Shelby Station. The additional amount of Base Consideration, as so adjusted, shall be distributed to the Faircom Stockholders as promptly as practicable after the closing of the Shelby Station acquisition.

                  (b)  CONSIDERATION AFTER ADJUSTMENTS.

                           (1)      As soon as  practicable  but no later than
ten (10) days following the last to occur of the following, (A) the Registration Statement is declared effective; (B) a Final Order has been obtained from the Commission; and (C) the Faircom stockholders have approved the Merger, a worksheet ("Closing Worksheet") shall be prepared by Faircom and delivered to Regent setting forth as of the last day of the month immediately preceding the Closing Date (the "Compilation Date") the amount of Faircom's Net Working Capital (as hereinafter defined). The Base Consideration (as adjusted, if necessary, in accordance with Paragraph 13(a) above) shall be (a) increased by the amount of Faircom's Net Working Capital and (b) decreased by the outstanding principal amount of and accrued interest on the Faircom Senior Debt, and by one-half of the prepayment premium, if any, required to be paid upon payment of the Faircom Senior Debt at Closing (which premium the parties will endeavor through reasonable efforts and negotiations to eliminate). The Base Consideration, as so adjusted, shall hereinafter be referred to as the "Consideration After Adjustments".

         As used herein, "Net Working Capital" shall mean current assets of Faircom (defined as cash on hand and in banks, certificates of deposit, treasury bills and marketable securities and other cash equivalents, accounts receivable (less adequate reserves) and any other asset properly classified as current) minus current liabilities. As used herein, the term "current liabilities" shall mean the amount of all the liabilities of Faircom at the Compilation Date that should be classified as such on a balance sheet or disclosed in the notes to the financial statements as of that date prepared in accordance with generally accepted accounting principles applied on a basis consistent with those followed in the preparation of the financial statements described in paragraph 1(i) and shall include (i) accounts payable, (ii) all indebtedness (other than the Faircom Senior Debt and the Faircom Subordinated Notes), (iii) any unpaid bonuses, severance or vacation pay accrued to employees for



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the period ending on the day prior to the Compilation Date, and (iv) trade and barter obligations not offset by corresponding amounts of trade and barter receivables.

         Regent and/or its representatives shall examine the Closing Worksheet, including an examination of such of Faircom's books and records as are deemed by Regent and/or its representatives to be necessary or appropriate, to verify Faircom's Net Working Capital as of the Compilation Date. If Regent shall disagree with the Closing Worksheet, it shall notify Faircom within ten (10) days of its receipt of the Closing Worksheet of its objection to such computation, specifying each item or computation to which objection is taken and the reason for such objection. In such event, Regent and Faircom shall use their best efforts to resolve such objections and to agree upon the Closing Worksheet through negotiation as expeditiously as possible. If Regent and Faircom are unable to reconcile their differences and to mutually agree upon the Closing Worksheet, within five (5) business days after such notice shall have been given as aforesaid, Regent and Faircom shall designate a mutually agreeable independent national accounting firm, or if such firm cannot act, another national accounting firm (which has not been retained by either Joel M. Fairman, Faircom, Regent or Terry S. Jacobs within the past ten (10) years) mutually acceptable to such parties to act as arbitrator ("Arbitrator"). The Arbitrator shall determine all issues in disagreement and shall make such adjustments, if any, to the Closing Worksheet as are necessitated by such determinations, and shall within fifteen (15) business days after its designation as Arbitrator deliver to Regent and Faircom a written statement setting forth all adjustments made by the Arbitrator to the Closing Worksheet. Such Closing Worksheet shall be employed to determine any further adjustments required to the Consideration After Adjustments pursuant to this Paragraph 13(b) ("Final Consideration"), and such Final Consideration shall be final, conclusive and binding upon all parties to this Agreement. The fees and expenses of Regent's accountants, if any, and the Arbitrator in connection with the making of the Closing Worksheet and the determinations herein provided for to resolve any differences over the Closing Worksheet shall be paid one-half by Faircom (as a reduction in Net Working Capital at Closing) and one-half by Regent.

                           (2) The maximum number of shares of Preferred Stock
available for distribution to the Faircom Stockholders (the "Maximum Number of Shares to be Issued") shall be computed by dividing the Consideration After Adjustments by $5.00 (the "Initial Number") less the number derived by multiplying the Initial Number by a fraction, the numerator of which is the number of shares of Faircom Stock issuable pursuant to options outstanding and not exercised on the Closing Date (the "Option Shares") and the denominator of which is the number of shares of Faircom Stock outstanding on the Closing Date (including any shares issued on conversion of the Faircom Subordinated Notes on or before the Closing Date) plus the Option Shares.

                           (3) The Maximum Number of Shares to be Issued shall
be affected by the following:

                               Blue Chip and Miami  Valley  shall have the
right, at Closing, to require the repayment in cash by Regent of up to $2,500,000 principal amount of Faircom's Class B Convertible Subordinated Promissory Notes in the aggregate (the "Optional Faircom Subordinated Notes") or to convert the principal amount of the Optional Faircom Subordinated Notes into Faircom Common Stock as provided therein. If either Blue Chip or Miami Valley elects to require a repayment of all or a portion of the Optional Faircom Subordinated Notes at Closing, then the Maximum Number of Shares to be Issued shall be reduced to the extent of one share of Preferred Stock per $5.00 so repaid by Regent. Of the shares of Preferred Stock for which the Faircom



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Subordinated Notes are converted into Faircom Common Stock as provided above
(other than the Optional Faircom Subordinated Notes), certain of the shares to be issued in exchange for the shares of Faircom Common Stock issued upon the conversion of the Class B Convertible Subordinated Promissory Notes will be subject to the option of Blue Chip and Miami Valley to put such shares of Preferred Stock to Regent for redemption in accordance with the terms of a Redemption and Warrant Agreement between Blue Chip, Miami Valley and Regent in substantially the form attached hereto as Exhibit 13(b)(3). All accrued interest on the Faircom Subordinated Notes will be treated as a current liability of Faircom at Closing (so as to reduce Net Working Capital) and paid in cash at Closing.

                  (c) CONSIDERATION PER SHARE BEFORE APPRAISAL RIGHTS. In order to determine the Consideration Per Share Before Appraisal Rights, the Consideration After Adjustments will be divided by the total number of shares of Faircom Stock treated as outstanding. The number of shares of Faircom treated as outstanding will be the sum of the number of shares actually outstanding (including any shares issued on conversion of the Faircom Subordinated Notes on or before the Closing Date) plus the number of shares issuable upon the exercise of all options to acquire shares of Faircom outstanding as of the Closing Date.

                  (d) DISTRIBUTIONS BY TRUSTEE. At Closing, the Trustee will receive from Regent the Maximum Number of Shares to be Issued and cash in an amount sufficient to make payment to the Faircom Stockholders in respect of fractional shares, which securities and cash will be maintained, allocated and distributed as follows:

                           (1)      DISTRIBUTIONS TO FAIRCOM STOCKHOLDERS.

                                    (i)     Each  Faircom  Stockholder  will be
allocated an amount equal to the product of the Consideration Per Share Before Appraisal Rights times the number of shares of Faircom Stock (including shares issuable pursuant to the conversion of all Faircom Subordinated Notes, including all Optional Faircom Subordinated Notes, which are converted into Faircom Stock on or before the Closing Date) held by such Faircom Stockholder on the Closing Date. The amount determined as provided above to be allocable to each Faircom Stockholder, as a percentage of the total amount allocable to all the Faircom Stockholders, is referred to herein as that person's "Pro-Rata Percentage Interest."

                                    (ii)    The Pro-Rata  Percentage  Interest
of each Faircom Stockholder who is not a dissenting Faircom Stockholder shall be distributed as follows: each such Faircom Stockholder shall receive as soon as practicable following Closing the number of shares of Preferred Stock (or, in the event shares of Preferred Stock are not available to such Faircom Stockholder pursuant to Paragraph 13(d)(1)(iii), the cash paid in lieu of such shares of Preferred Stock) equal to the product of the Maximum Number of Shares to be Issued multiplied by such Faircom Stockholder's Pro-Rata Percentage Interest; and (B) cash as payment for any fractional shares of Preferred Stock pursuant to Paragraph 13(d)(2).

                                    (iii)   AVAILABILITY OF PREFERRED  STOCK.
In determining the extent to which shares of Preferred Stock are available for distribution to any individual Faircom Stockholder, shares of Preferred Stock shall not be available for distribution to any Faircom Stockholder who is the resident of or who is otherwise located in a state in which the issuance of the shares of Preferred



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

Stock is prohibited or conditioned upon terms unacceptable to Regent under the securities laws or by the securities administrator of such state.

                           (2)      NO FRACTIONAL SHARES. No certificates or
scrip representing fractional shares of Preferred Stock will be issued upon surrender of certificates for conversion pursuant to this Agreement. In the event any Faircom Stockholder is allocated an interest in a fractional share of Preferred Stock pursuant to this Paragraph 13, said fractional amount will be rounded down to the nearest whole share and the Faircom Stockholder will be paid in cash, without interest, an amount equal to the product of the fraction multiplied by $5.00.

                   14. SURRENDER OF CERTIFICATES AND DELIVERY OF CONSIDERATION AFTER ADJUSTMENTS.

                   At Effectiveness, Subsidiary or Regent shall take all steps necessary to enable and cause Subsidiary or Regent to provide the Trustee with the shares of Preferred Stock and cash in respect of fractional shares necessary to deliver the Consideration After Adjustments to each Faircom Stockholder as contemplated by Paragraph 13 hereof prior to the time that such deliveries are required to be made by the Trustee as provided in this Paragraph 14. The Trustee shall hold the shares of Preferred Stock and cash until the receipt by it of joint instructions signed by a representative of each of Regent and Faircom certifying that the parties have agreed to the Consideration After Adjustments or the Final Consideration has been determined by the Arbitrator in accordance with Paragraph 13(b)(1) hereof, and authorizing the distribution of said shares and cash to the Faircom Stockholders.

                   Promptly after Effectiveness, the Trustee shall mail to each record holder (as of Effectiveness) of an outstanding certificate or certificates that immediately prior to Effectiveness represented outstanding shares of Faircom Stock (the "Certificates"), a letter of transmittal in form reasonably satisfactory to Regent and Faircom which specifies that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Trustee and instructions for use in effecting the surrender of the Certificates in exchange for the Consideration After Adjustments payable in respect of the shares of Faircom Stock formerly represented by such Certificate. Subject to the foregoing paragraph, upon surrender to the Trustee of a Certificate, together with such letter of transmittal properly completed and duly executed, together with any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor the Consideration After Adjustments payable in respect of the shares of Faircom Stock formerly represented by such Certificate, and such Certificate shall forthwith be canceled. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of Regent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this paragraph 14, each Certificate shall represent for all purposes only the right to receive the Consideration After Adjustments, without any interest on the value thereof.



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                               COMMISSION MATTERS

         15. COMMISSION CONSENT TO TRANSFERS OF CONTROL. Notwithstanding anything herein to the contrary, the terms and conditions of this Agreement are subject to a Final Order prior to Closing granting consent to all transfers of control as a result of the Merger.

         16. APPLICATIONS FOR CONSENT - COOPERATION OF THE PARTIES. Regent and Faircom shall file such applications for transfer of control as are required and have not already been filed by not later than five (5) business days after the date of this Agreement. They shall promptly and diligently file and expeditiously prosecute all necessary or desired amendments to such applications, briefs, pleadings, documents and supporting data, and take all such actions and give all such notices as may be required or requested by the Commission or as may be appropriate in an effort to expedite the consent of the Commission to the transfers of control as a result of the Merger; provided, however, that neither Regent nor Faircom shall be required to petition for review or to file an appeal of any decision by the Commission or the staff of the Commission denying such application.

         17. COSTS AND EXPENSES. Except as set forth in Paragraphs 31 and 32 hereof, Faircom, Subsidiary and Regent each shall bear its own legal fees and other costs and expenses with respect to this transaction, including preparation and prosecution of Commission applications. The cost of filing fees and grant fees, if any, imposed by the Commission shall be borne equally by the parties. Except as provided in Paragraph 32 hereof, all fees and expenses payable by Faircom but not paid prior to Closing shall be treated as a current liability of Faircom at Closing (so as to reduce Net Working Capital) and will be paid by the surviving entity at Closing.

         18. OPERATION OF STATIONS BEFORE CLOSING. Between the date of this Agreement and the Closing Date, each of Regent and Faircom (i) will continue to operate its radio stations in good faith, in the ordinary and usual course of business, under the terms of the Regent Licenses and the Faircom Licenses, respectively, substantially in accordance with past practices, and as stated in paragraphs 21(y) and 22(y) of this Agreement and (ii) will file with the Commission all documents required to be filed in connection with the operation of its radio stations. Between the date hereof and the Closing Date, Faircom and Regent shall each provide the other with copies of all correspondence received from or filed with the Commission relating to the Faircom Stations, the Regent Station or the Park Lane Stations, as the case may be, the above applications or any amendments of the same.

         19. CONTROL AND ACCESS. Prior to Closing, neither Regent nor Faircom nor their respective agents shall directly or indirectly (i) control, supervise or direct, or (ii) attempt to control, supervise or direct, the operations of the other's radio stations. Except as otherwise provided herein, such operations shall be the sole responsibility of and in the complete discretion of the respective owners of the radio stations. Each party shall, however, be permitted reasonable observation, access and inspection of the records and property of the other's radio stations during regular business hours and each of Faircom and Regent shall furnish on a monthly basis (within twenty-five (25) days following the end of each month) a profit and loss statement and such other financial statements, including historical statements, relating to the radio stations as the requesting party may reasonably request and as are regularly prepared by the station owner in the ordinary course of the business of its stations.



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

         20.      [Reserved].


                           COVENANTS, REPRESENTATIONS
                            AND WARRANTIES OF FAIRCOM
                           ---------------------------

         21. COVENANTS, REPRESENTATIONS AND WARRANTIES OF FAIRCOM. Faircom, on behalf of itself and on behalf of each of the Faircom Subsidiaries, makes the following covenants, representations and warranties (where meaningful, all warranties, representations, and covenants relating to Faircom hereunder shall apply equally to each of the Faircom Subsidiaries, as if any reference to Faircom is a reference to either or each Faircom Subsidiary as the context permits):

                  (a)      CORPORATE STANDING AND AUTHORITY.

                           (i)      Faircom is a corporation duly organized,
validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. Faircom is in good standing as a corporation qualified to do business under the laws of the State of New York (being the only state in which Faircom's offices, equipment, facilities and other tangible assets are situated).

                           (ii)     Each of the Faircom  Subsidiaries  is a
corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power to own or lease all of its property and to carry on its business as it is now being conducted. Faircom Flint Inc. is authorized to conduct business within the State of Michigan, and Faircom Mansfield Inc is authorized to conduct business within the State of Ohio (being the only jurisdictions in which the ownership or leasing of property by each such subsidiary or the conduct of its business requires it to be so qualified). All of the outstanding shares of capital stock of each of the Faircom Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, and except as set forth on Exhibit 21(a), are owned, of record and beneficially, by Faircom, free and clear of all liens, encumbrances, equities, options or claims whatsoever. Neither of the Faircom Subsidiaries has outstanding any other equity securities or securities options, warrants or rights of any kind, convertible into, exchangeable for, or otherwise entitling any person to acquire, equity securities of such subsidiary.

                           (iii) This Agreement and the transactions
contemplated hereby have been adopted, ratified and approved by the Board of Directors of Faircom and, assuming the Registration Statement has been declared effective, will, by the Closing Date, have been duly and timely submitted to the Faircom stockholders for authorization and approval (unless this Agreement is terminated prior to Closing pursuant to the terms hereof), and copies of all corporate proceedings of Faircom relating to such authorization and approval, certified by its Secretary, have been or will be delivered to Subsidiary at the Closing. Other than obtaining the approval of the Faircom stockholders, no further corporate action on the part of Faircom is required. This Agreement, upon approval by the Faircom stockholders in accordance with Delaware law, will constitute a valid and binding obligation of Faircom, enforceable against it in accordance with its terms, subject to bankruptcy laws, other federal and state laws affecting creditors' rights generally and the availability of equitable remedies.



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                  (b)      CAPITALIZATION; FAIRCOM STOCK.

                           (i)      The  authorized  capital  stock of Faircom
(the "Capital Stock") consists of 35,000,000 shares of common stock ("Common Stock"), of which 7,378,199 shares are issued and outstanding. Faircom has reserved 19,012,000 shares of Common Stock for issuance upon conversion of the Faircom Subordinated Notes and 1,943,700 shares for issuance upon exercise of outstanding options, as more fully set forth below. All issued and outstanding shares of Capital Stock constitute the Faircom Stock. All shares of Faircom Stock are duly authorized, validly issued in compliance with all applicable laws, fully paid and non-assessable and not subject to any preemptive, subscription or other rights to purchase or acquire such securities created by statute, the Certificate of Incorporation or By-Laws of Faircom or any agreement to which Faircom is a party or by which it is bound. There are no restrictions with respect to the exchange and conversion of the Faircom Stock in accordance with the terms of this Agreement. No more than 25% of the Faircom Stock is owned or voted by an alien or a foreign government or a corporation organized under the laws of a foreign country or by the representative of any of the above.

                           (ii) Faircom has outstanding options to purchase
1,943,700 shares of Common Stock (the "Options"). Exhibit 21(b) sets forth for each outstanding Option the name of the holder of such Option, the number of shares of Faircom Stock subject to such Option and the exercise price of such Option. All of such Options are currently exercisable except for options for 134,000 shares, which will be accelerated and fully exercisable as of the Closing. Each Option has been duly authorized and validly issued in compliance with all applicable laws. Except for the Options described in Exhibit 21(b) and the Faircom Subordinated Notes, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Faircom is a party or by which it is bound obligating Faircom to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Faircom or obligating Faircom to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Other than the transaction contemplated by this Agreement, there is outstanding no vote, plan or pending proposal for any redemption of Faircom Stock or merger or consolidation of Faircom with or into any other corporation.

                  (c)      CORPORATE POWER.   Each of the Faircom Subsidiaries:

                                    (i)     has all  requisite  corporate  power
and authority to own, lease and operate the Faircom Broadcast Assets owned, leased or operated by it and to carry on the business of the Faircom Stations as now being conducted by it and as proposed to be conducted by it between the date hereof and the Closing Date; and

                                    (ii) has obtained all licenses, permits or
other authorizations and has taken all actions required by applicable law or governmental regulations which are material to its business as now conducted.

                  (d)      RESERVED.

                  (e)      RESERVED.



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                  (f) AFFILIATES. Except as set forth on Exhibit 21(f), neither
Faircom nor either of the Faircom Subsidiaries owns, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in any corporation, business trust, joint stock company or other business organization, association, partnership, venture or other entity.

                  (g) RIGHTS TO ACQUIRE SECURITIES. Except as identified on
Exhibit 21(g), there are no outstanding rights, options, subscriptions, agreements, or commitments giving anyone any current or future right to require Faircom to sell or issue any capital stock or other securities or any agreement or arrangement restricting the right of Faircom to issue or sell any capital stock or other securities.

                  (h) CORPORATE RECORDS. The minute books of each of Faircom and the Faircom Subsidiaries reflect accurately in all material respects all action taken by the respective stockholders and Boards of Directors of such entities and the minute book of Faircom will accurately reflect all action required to be taken by the Closing by the Faircom Stockholders and its Board of Directors to enable Faircom to execute and perform this Agreement and all transactions contemplated hereunder (provided the requisite Stockholder vote is obtained for approval of the transactions contemplated hereunder). The minute books of Faircom and the Faircom Subsidiaries contain true and complete copies of the Certificate of Incorporation and By-Laws of such entities and all amendments thereto. The ownership and transfer records maintained by Faircom or its transfer agent with respect to Faircom and the Faircom Subsidiaries reflect accurately in all material respects all information called for thereon and all issuances and transfers of the capital stock of such entities. All issuances and transfers reflected in said ownership and transfer records were duly and validly made in compliance with the laws of the applicable jurisdiction(s).

                  (i) TITLE TO FAIRCOM BROADCAST ASSETS. Faircom or one of the Faircom Subsidiaries has good and marketable title to all of the Faircom Broadcast Assets, free and clear of all liens, mortgages, pledges, conditional sales agreements, security interests, charges and encumbrances, except those listed on Exhibit 21(i), all of which will be released and discharged on or prior to the Closing Date, except as noted on Exhibit 21(i).

                  (j) FINANCIAL STATEMENTS; BUDGET. The Faircom Financials heretofore furnished to Regent, as well as all financial information supplied, or to be supplied, pursuant to paragraphs 12A, 19 and 21(qq), fairly present or will fairly present the consolidated financial position and consolidated results of operations of Faircom and the Faircom Subsidiaries as of the dates thereof and for the periods represented. All said Faircom Financials and financial information, where applicable, have been and will be prepared in accordance with generally accepted accounting principles consistently applied. Faircom interim statements have been or will be prepared in accordance with generally accepted accounting principles for interim financial information subject to year-end audit adjustments and the absence of footnotes.

         The Faircom Budget was prepared based upon assumptions which were reasonable and justifiable at the time of its preparation and, after taking into account actual conditions known to Faircom to, and as of, the date of this Agreement, continue to be reasonable as of the date of this Agreement.



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                  (k)      CONTRACTS.

                           (i)      Exhibit  21(k-1) is a complete  list or
description of all written and oral contracts relative to the Faircom Stations in existence at the date of this Agreement which are enforceable against Faircom, excluding:

                                    (A) oral employment arrangements with
Faircom Station employees;

                                    (B)     written   employment   arrangements
with Faircom Station employees terminable without penalty or severance pay on no more than two (2) weeks' notice;

                                    (C)     contracts  for the sale of radio
time or advertising which conform to the representations of subparagraph (k)(ii) below;

                                    (D)     contracts  for the use,  rental,
or lease of office equipment (other than telephone and computer equipment);

                                    (E)     contracts  for the sale of broadcast
time or advertising in exchange for merchandise or services; and

                                    (F)     other  miscellaneous  contracts  not
uncommon to broadcast properties which do not exceed $50,000 of expenditures or revenues annually in the aggregate.

                           (ii)     All  contracts  for the sale of broadcast
time or advertising on the Faircom Stations in exchange for merchandise or services on or after the date hereof which will not be fully performed by the Closing Date to which either Faircom, the Faircom Subsidiaries, or the Faircom Stations is a party or by which it is bound are pre-emptible for cash sales and none is subject to fixed positions (except for those contracts which provide for the delivery of programming to the Faircom Stations in return for barter advertising). True and complete copies of all contracts, leases and agreements listed in Exhibit 21(k-1) have been made available to Regent. Faircom is current in all of its obligations under all of the contracts, leases and agreements listed on Exhibit 21(k-1), and each such contract, lease and agreement is in full force and effect and will not be impaired by any acts or omissions within the reasonable control of Faircom, its agents or employees except for those that shall previously have expired by passage of time in accordance with their respective terms.

                           (iii)    Except as set forth on Exhibit 21(k-1) or
Exhibit 21(i), Faircom is not a party to any written or oral:

                                    (A)     agreement  or  indenture  relating
to the borrowing of money or to the mortgaging or pledging of, or otherwise placing a lien on, any material asset or material group of assets of Faircom;

                                    (B)     guarantee of any obligation  (other
than the endorsement of negotiable instruments for collection in the ordinary course of business); or



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                                    (C)     agreement  whereunder  Faircom or
any successor is obligated to make any conditional or other payment based upon the future performance of Faircom or the Faircom Stations.

                  (l)      GOVERNMENT AUTHORIZATIONS.

                           (i)      Exhibit 1(j) hereto contains a true and
complete list of all licenses, permits or other authorizations issued by the Commission which are required for the lawful conduct of the business and operations of the Faircom Stations in the manner and to the full extent they are presently conducted (including, without limitation, auxiliary licenses associated with each Faircom Station). Faircom has delivered to Regent true and complete copies of the Faircom Licenses and all amendments and other modifications thereto.

                           (ii)     The entities specified on Exhibit 1(j) are
the authorized legal holders of the Faircom Licenses. Except as set forth in Exhibit 1(j), none of the Faircom Licenses is subject to any restrictions or conditions which would materially limit the full operation of the Faircom Stations as now operated.

                           (iii)    Except as set forth in Exhibit 1(j), and
except for matters affecting the radio broadcast industry generally, there are no applications, complaints, petitions or proceedings pending or threatened as of the date hereof before the Commission or any other governmental or regulatory authority relating to the business or operations of the Faircom Stations. Except as set forth in Exhibit 1(j), the Faircom Licenses are in good standing, are in full force and effect and are unimpaired by any act or omission of Faircom or its stockholders, officers, directors or employees. The operations of the Faircom Stations are in accordance in all material respects with the Faircom Licenses and the underlying construction permits. No proceedings are pending or threatened, and there has not been any act or omission of Faircom or any of its officers, directors, stockholders or employees, which reasonably may result in the revocation, non-renewal, suspension or material modification of any of the Faircom Licenses, the denial of any pending applications, the issuance of any cease and desist order, the imposition of any administrative actions by the Commission or any other governmental or regulatory authority with respect to the Faircom Licenses or which reasonably may affect Regent's ability to continue to operate the Faircom Stations substantially as they are currently operated.

                           (iv)     Each Faircom Station is operating with the
maximum facilities specified in the respective Faircom Station's License.

                           (v)      None of the  Faircom  Stations  is causing
objectionable interference to the transmissions of any other broadcast station or communications facility nor has any of the Faircom Stations received any complaints with respect thereto; and no other broadcast station or communications facility is causing objectionable interference to the respective transmissions of the Faircom Stations or the public's reception of such transmissions.

                           (vi)     Faircom has no reason to believe that the
Faircom Licenses will not be renewed in their ordinary course.



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

                           (vii) All reports, forms, and statements required to
be filed by Faircom or the Faircom Subsidiaries with the Commission with respect to the Faircom Stations since the grant of the last renewal of the Faircom Licenses have been filed and are substantially complete and accurate.

                           (viii) There are no facts which, under the
Communications Act of 1934, as amended, or the existing rules and regulations of the Commission, would disqualify Faircom as assignor of the Faircom Licenses or cause the Faircom Licenses not to be renewed in their ordinary course.

                           (ix) The operation of the Faircom Stations and all
of the Faircom Broadcast Assets are in compliance in all material respects with ANSI Radiation Standards C95.1 - 1992.

                  (m) MANAGEMENT, KEY EMPLOYEES AND ACCOUNTS. Exhibit 21(m-1) sets forth the names of all employees whose compensation (including without limitation, salaries, bonuses and commissions) from Faircom for the year ended December 31, 1996 or for the current year on an annualized basis exceeds $30,000. Exhibit 21(m-2) sets forth the name of each bank or savings institution in which Faircom has an account or safe deposit box.

                  (n) TAX ELECTIONS. Faircom has not filed a consent to the application of Section 341(f)(2) of the Internal Revenue Code with regard to any property held, acquired or to be acquired at any time.

                  (o) RELATED TRANSACTIONS. All outstanding debts and other obligations of Faircom to any Faircom Stockholders or officers or directors of Faircom are listed on Exhibit 21(o), except for those incurred for normal travel and entertainment in connection with the conduct of the business of Faircom and the Faircom Stations, and were incurred in return for fair and adequate consideration paid or delivered by them in cash, services, or other property. All debts of any such Faircom Stockholders or any of Faircom's officers or directors to Faircom are listed on Exhibit 21(o) and reflected on the Financial Statements.

                  (p) TAXES. Except as set forth on Exhibit 21(p), Faircom has filed all federal, state, local and foreign income, franchise, sales, use, property, excise, payroll and other tax returns required by law to be filed by it as of the date hereof. All returns identified on Exhibit 21(p) to be filed will be filed and all taxes required to be paid in respect of the periods covered by such returns will be paid prior to the Closing Date. Faircom has delivered to Regent true and complete copies of all federal, state and local income tax returns of Faircom as filed for the years ended December 31, 1994, 1995, and 1996. All of the tax liabilities of Faircom for the current year to date and all prior years, whether or not they have become due and payable, and whether or not shown on such returns, and all interest and penalties, whether disputed or not, have been paid in full or adequately reserved for, and to the extent tax liabilities have accrued but not become payable, they are reflected on the books of Faircom or in the Faircom Financials. Faircom has not requested any extension of time within which to file any tax returns which have not since been filed, and no deficiencies for any tax, assessment or governmental charge have been claimed, proposed or assessed by any taxing authority and there is no basis for any such deficiency or claim. The federal income tax returns of Faircom have been examined by the federal tax authorities or closed by applicable statute and satisfied for all



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periods to and including fiscal year 1992; all deficiencies asserted as a result of such examinations have been paid or finally settled; and no state of facts exists or has existed which reasonably might constitute grounds for the assessment of any further tax liability with respect to the periods which have been audited by the federal, state, local or foreign taxing authorities. There are no present disputes as to taxes of any nature payable by Faircom which in any event reasonably could adversely affect any of the Faircom Broadcast Assets or the operation of the Faircom Stations. Except as set forth on Exhibit 21(p), Faircom has not been advised that any of its tax returns, federal, state, local or foreign, have been or are being audited. Faircom does not have as of the date hereof any unfunded liability, fixed or contingent, for any unpaid federal, state or local taxes or other governmental or regulatory charges whatsoever (including without limitation withholding and payroll taxes). As used herein, the term "tax" includes, without limitation, all federal, state, local and foreign income, profits, sales, use, occupancy, excise, added value, employees' income withholding, social security, franchise, property, and all other governmental taxes, license fees and other charges of every kind and description and related governmental charges imposed by the laws and regulations of any governmental jurisdiction, whether such taxes are due or claimed to be due from Faircom by federal, state, local or foreign taxing authorities.

                  (q) EMPLOYEE BENEFIT PLANS. On the date hereof and on the Closing Date, Faircom will not have in effect any bonus, premium, group insurance, retirement, stock option, pension, profit sharing or similar plan or any employment agreement with respect to any of its employees except as set forth on Exhibit 21(q) and Exhibit 21(k-1).

                  (r) COMPLIANCE WITH COMMISSION REGULATIONS. Except as specified in Exhibit 21(r), the operation of the Faircom Stations and all of the Faircom Broadcast Assets are in compliance in all material respects with: (a) all applicable engineering standards required to be met under applicable Commission rules; and (b) all other applicable federal, state and local rules, regulations, requirements and policies, including, but not limited to, equal employment opportunity policies of the Commission, and all applicable painting and lighting requirements of the Commission and the Federal Aviation Administration to the extent required to be met under applicable Commission rules and regulations, and there are no filed claims to the contrary.

                  (s) PERSONAL PROPERTY. Without material omission, Exhibit 21(s) hereto contains a list of all items of tangible personal property owned by Faircom or either of the Faircom Subsidiaries and used in the conduct of the business and operations of the Faircom Stations. Exhibit 21(s) also separately lists any material tangible personal property leased by Faircom pursuant to leases included within the Contracts. Except as disclosed in Exhibit 21(s), Faircom or one of the Faircom Subsidiaries has good and marketable title to all of the items of tangible personal property which are included in the Faircom Broadcast Assets (other than those subject to lease) and none of such Faircom Broadcast Assets is subject to any security interest, mortgage, pledge, lease, license, lien, encumbrance, title defect or other charge, except for liens for taxes not yet due and payable or which are immaterial. The properties listed in
Exhibit 21(s), along with those properties subject to lease and included among the Contracts, constitute all material tangible personal property necessary to operate the Faircom Stations in all material respects as the same are now being operated. Except as set forth in Exhibit 21(s), all items of tangible personal property included in the Faircom Broadcast Assets are, in all material respects, in good and technically sound operating condition and repair (ordinary wear and tear excepted), are free from substantially all material defect and damage, are



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

suitable for the purposes for which they are now being used, and have been maintained in a manner consistent with generally accepted standards of good engineering practice.

                  (t) REAL PROPERTY.

                           (i)      Exhibit 21(t) hereto  contains a complete
and accurate list and description of all real property (including without limitation, real property relating to the towers, transmitters, studio sites and offices of the Faircom Stations) used by Faircom or the Faircom Subsidiaries in connection with the operations of the Faircom Stations (the "Faircom Real Estate") and includes the name of the record title holder(s) thereof and a list of all indebtedness secured by a lien, mortgage or deed of trust thereon. The Faircom Subsidiaries have good and marketable title in fee simple to all the Faircom Real Estate specified as owned by them in Exhibit 21(t), free and clear of all liens, charges, security interests, physical and financial encumbrances, leases, covenants, restrictions, rights of way, easements, encroachments, other matters affecting title, and adverse claims of any kind, direct or indirect, whether accrued, absolute, contingent or otherwise, except for those of the nature set forth in Exhibit 21(t). With respect to each of the buildings, structures and appurtenances situated on the Faircom Real Estate, the Faircom Subsidiaries have adequate rights of ingress and egress for operation of their respective businesses in the ordinary course. None of the buildings, structures, improvements, or fixtures constructed on the Faircom Real Estate, including without limitation towers, guy wires and guy anchors, and ground radials, nor the operation or maintenance thereto, violates any restrictive covenant or any provision of any federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others. No condemnation proceeding is pending or threatened which would preclude or impair the continued use of any such property by the Faircom Subsidiaries for the purposes for which it is currently used.

                           (ii)     Except as  described  in Exhibit  21(t),
all buildings, structures, towers, antennae, improvements and fixtures situated on the Faircom Real Estate are in all material respects in good and technically sound operating condition, ordinary wear and tear excepted, have no latent structural, mechanical or other defects of material significance, are reasonably suitable for the purposes for which they are being used, and each real property site used by the Faircom Subsidiaries has adequate rights of ingress and egress, utility service for water and sewer, telephone, electric and/or gas, and sanitary service for the conduct of the business and operations of the Faircom Stations as presently conducted.

                  (u) ENVIRONMENTAL. Except as set forth in Exhibit 21(u), Faircom has complied in all material respects with all federal, state and local environmental laws, rules and regulations as in effect on the date hereof applicable to each of the Faircom Stations and its operations, including but not limited to the Commission's guidelines regarding RF radiation. The technical equipment included in the Faircom Broadcast Assets does not contain any PCBs. No hazardous or toxic waste, substance, material or pollutant (as those or similar terms are defined under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. ss.ss.9601 ET SEQ., Toxic Substances Control Act, 15 U.S.C. ss.ss.2601 ET SEQ., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. ss.ss.6901 et seq. or any other applicable federal, state and local environmental law, statute, ordinance, order, judgment rule or regulation relating to the environment or the protection of human health ("Environmental Laws")), including but not limited to, any asbestos or asbestos-related products, oils or petroleum-derived compounds, CFCs, PCBs, or underground storage tanks, have been released, emitted or discharged (in violation of applicable



                                      A-35


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laws or regulations), or are currently located (in quantities in violation of applicable laws and regulations) in, on, under, or about the real property on which the Faircom Broadcast Assets are situated, including without limitation the transmitter sites, or contained in the tangible personal property included in the Faircom Broadcast Assets. The Faircom Broadcast Assets and Faircom's use thereof are not in any material respect in violation of any Environmental Laws or any occupational, safety and health or other applicable law now in effect.

                  (v) INSURANCE. Exhibit 21(q) and Exhibit 21(v) contain a list and summary of the terms of all insurance coverage owned by Faircom. Until the Closing Date, Faircom will maintain or cause to be maintained all insurance coverage described in such Exhibits or obtain equivalent replacements therefor, and copies of all insurance policies have been delivered to Regent or will be delivered to Regent within three (3) days of when received by Faircom.

                  (w) ACCOUNTS AND NOTES RECEIVABLE. All accounts and notes receivable of Faircom reflected on the balance sheet of the Faircom Financials or referred to in the notes thereto, and all accounts and notes receivable of Faircom created after December 31, 1996, arose from valid transactions in the ordinary course of business with unrelated third parties (except as otherwise disclosed in the Faircom Financials or on Exhibit 21(o)), and are collectible at their full amount except for bad debt allowance indicated therein.

                  (x) LAWS, REGULATIONS AND INSTRUMENTS. Neither Faircom nor the Faircom Subsidiaries is in violation of any term of its respective Certificate of Incorporation or By-Laws. On the date hereof, except as set forth on Exhibit 21(r), the Faircom Stations are in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. Faircom agrees that prior to the Closing Date, if it becomes aware of any violations of the Communications Act of 1934, as amended, or of the rules and regulations of the Commission, it will remove all such violations or be responsible for the costs of removing such, including the payment of any fines or forfeitures that may be assessed before or after Closing for any such violations. Neither Faircom nor the Faircom Subsidiaries is in default with respect to any judgment, order, injunction or decree applicable to it of any court, administrative agency, or other governmental authority.

                  (y) CONDUCT OF FAIRCOM STATIONS. Until the Closing Date, the business of the Faircom Stations will be conducted in good faith in substantially the same manner as heretofore. Faircom shall use its reasonable best efforts (based upon the exercise of reasonably prudent business judgment) to maintain and preserve the present character of the Faircom Stations, the quality of their programs, their business organization and makeup and present customers and present business reputation, to keep available to the Faircom Stations the services of their present employees, and to maintain and preserve the good will of their advertisers and listeners.

                  (z) DISPOSITION OF ASSETS. Between the date hereof and the Closing Date, Faircom and the Faircom Subsidiaries will not, without the prior written consent of Regent, transfer, convey or assign to any other person any of the Faircom Broadcast Assets unless, (i) in the case of tangible assets included in the Faircom Broadcast Assets, the same are replaced by assets of equal quality and usefulness or (ii) such disposition is in the ordinary course of Faircom's business and does not exceed $25,000 in the aggregate.



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                  (aa) TRANSMITTER SITES. Except as otherwise disclosed on
Exhibit 1(j), none of the Faircom Stations' transmitter sites is the subject of any official complaint or notice of violation of any applicable zoning ordinance or building code and no such violation is known to exist. Faircom has no knowledge of any encroachment on adjacent property, violation of any zoning ordinance or building code or use or occupancy restriction, or pending or threatened condemnation proceeding which would preclude or impair the use of such real estate or the improvements thereon by Regent, consistent with the terms of any Faircom Station's transmitter site lease and in the manner and for the purpose for which it is presently used.

                  (bb) LITIGATION. Except as disclosed in Exhibit 21(bb), there is no litigation, action, suit, investigation or proceeding pending, or threatened, against Faircom or against either of the Faircom Subsidiaries which reasonably may give rise to any claim against any of the Faircom Broadcast Assets material to the operation of the Faircom Stations or upon Faircom's ability to perform in accordance with the terms of this Agreement, or which might result in a monetary forfeiture in excess of $25,000, in any material adverse effect upon the business operations or assets of Faircom or the Faircom Subsidiaries, or in any impairment of the right or ability of Faircom or the Faircom Subsidiaries to carry on in all material respects their business as now conducted.

                  (cc) NO CONFLICT. Subject to obtaining the required consents under material contracts, leases and agreements identified on Exhibits 2l(t), 21(k-1) and 21(i) and under paragraph 21(mm)(vii) and the approval of the Faircom Stockholders and the Commission, the execution, delivery and performance of this Agreement are not prohibited by and will not conflict with, constitute grounds for termination of, or result in any breach or violation of, or constitute a default under, the provisions of any material contract, the Certificate of Incorporation or By-Laws (or other charter or organizational documents) of Faircom or either of the Faircom Subsidiaries or, subject to obtaining the required approval of the Faircom Stockholders and the Commission, any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which Faircom or either of the Faircom Subsidiaries is a party or by which Faircom or either of the Faircom Subsidiaries or any of the Faircom Broadcast Assets are bound.

                  (dd) REQUIRED CONSENTS. Except as specifically identified in Exhibits 2l(t), 21(k-1) and 21(i), neither Faircom nor either of the Faircom Subsidiaries is a party to or bound by any mortgage, lien, deed of trust, lease, agreement, instrument, order, judgment or decree which would require the consent of another to the execution of this Agreement or prohibit or require the consent of another to, or make unduly burdensome the consummation of, the Merger; and the consummation of the Merger will not result (immediately or upon the giving of notice and/or upon the passage of a period of time) in a breach of any term or provision of or constitute a default under any mortgage, deed of trust, note or other contract, agreement, instrument, license or permit to which Faircom or either of the Faircom Subsidiaries is a party, or otherwise give any other party thereto a right to terminate the same or result in an acceleration in the payment due under any note or other contract, agreement, instrument, license or permit which is binding on Faircom or the Faircom Subsidiaries, or in the creation of any lien, security interest, encumbrance or charge under any of the foregoing on any assets or properties of Faircom or the Faircom Subsidiaries, except where such breach or default would be immaterial.

                  (ee) INTELLECTUAL PROPERTY. Exhibit 21(ee) hereto is a true and complete list of all material Intellectual Property applied for, registered or issued to, and owned by the Faircom



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

Subsidiaries or under which the Faircom Subsidiaries are licensees and which is used in the conduct of the respective business and operations of the Faircom Subsidiaries. Except as set forth on Exhibit 21(ee): (i) the right, title and interest of the Faircom Subsidiaries in the Intellectual Property as owner or licensee, as applicable, is free and clear of all liens, claims, encumbrances, rights, or equities whatsoever of any third party and, to the extent any of the Intellectual Property is licensed to the Faircom Subsidiaries, such interest is valid and uncontested by the licensor thereof or any third party; (ii) all computer software located at the Faircom Stations' facilities or used in the Faircom Stations' business or operations is properly licensed to the Faircom Subsidiaries, and all of the uses by the Faircom Subsidiaries of such computer software are authorized under such licenses; (iii) all of the right, title and interest of the Faircom Subsidiaries in and to the Intellectual Property and computer software shall be assignable to Regent at Closing, and upon such assignment (should such assignment be necessary), Regent shall receive all of Faircom's or the Faircom Subsidiaries', as the case may be, right, title, and interest in and to all tangible and intangible property rights existing in the Intellectual Property; and (iv) there are no infringements or unlawful use of such Intellectual Property by Faircom or the Faircom Subsidiaries in connection with the business or operations of Faircom or the Faircom Subsidiaries.

                  (ff) QUALIFICATIONS FOR TRANSFER OF CONTROL. The Faircom Subsidiaries are presently licensees in good standing with the Commission, and Faircom and the Faircom Subsidiaries have no knowledge of any fact or circumstance that could reasonably prevent approval of the transaction contemplated by this Agreement or the renewal of the Faircom Licenses.

                  (gg) PUBLIC INSPECTION FILE. All the documents required by the rules, regulations and policies of the Commission to be maintained in each Faircom Station's local public records file are contained in such file and available for public inspection.

                  (hh) ABSENCE OF CERTAIN CHANGES. Since December 31, 1996, except as disclosed in this Agreement, in the Faircom Financials or in Faircom's filings under the Exchange Act, or as set forth on Exhibit 21(hh):

                           (i)      Faircom has not created,  assumed,  or
suffered any mortgage, pledge, lien or encumbrance on any of the Faircom Broadcast Assets;

                           (ii)     Faircom  has  conducted  the  business  of
the Faircom Stations only in the ordinary course consistent with past practices;

                           (iii)    there has not been:

                                    (A)     any material  adverse change in the
business, assets, capitalization, operations, properties, prospects, or condition (financial or otherwise) of Faircom or the Faircom Subsidiaries, or any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any of the Faircom Broadcast Assets;

                                    (B)     any sale,  assignment,  lease or
other transfer or disposition of any of the properties or assets used or intended for use in the operation of the Faircom Stations except in the ordinary course of business, in connection with the acquisition of similar property or assets in the normal and usual course of business;



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

                                    (C)     any lease,  agreement,  contract,
obligation, or commitment entered into in connection with the operation of the Faircom Stations except in the ordinary course of business;

                                    (D)     any issuance of bonds, notes or
other corporate securities by Faircom;

                                    (E)     any  declaration  of payment or
payments or distribution of cash or other property to the Faircom Stockholders with respect to Faircom's capital stock; or

                                    (F)     any purchase or redemption of any
shares  of Faircom's capital stock.

                  (ii)     PERSONNEL INFORMATION.

                           (i)      Exhibit  21(ii)  contains  a true and
complete list of all persons employed full-time at the Faircom Stations, including date of hire, a description of material compensation arrangements (other than employee benefit plans set forth in Exhibit 21(q)) and a list of other material terms of any and all agreements affecting such persons and their employment by Faircom. Faircom has received no notice that, and Faircom is not aware of, any individual employee who shall or is likely to terminate his or her employment relationship with the Faircom Stations upon the execution of this Agreement or after the Closing.

                           (ii)     Faircom,  with respect to the Faircom
Stations, is not a party to any contract or agreement with any labor organization, nor has Faircom agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any employees of Faircom at the Faircom Stations. Faircom has no knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of Faircom at the Faircom Stations.

                           (iii)    Except as disclosed in Exhibit 21(ii),
Faircom, with respect to the Faircom Stations, has complied in all material respects with all laws relating to the employment of labor, including, without limitation, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and those laws relating to wages, hours, collective bargaining, unemployment insurance, workers' compensation, equal employment opportunity and payment and withholding of taxes.

                  (jj)     [Reserved].

                  (kk) OUTSTANDING DEBT. Exhibit 21(kk) correctly lists all outstanding debt of Faircom as of the date specified therein (other than short term debt payable on demand or within one year from the creation thereof and incurred in the ordinary course of business).

                  (ll) NEGATIVE COVENANTS. Except for changes or actions in the ordinary course of business consistent with past practices, between the date hereof and the Closing Date, Faircom will not, without the prior written consent of Regent:



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

                           (i)      Increase the compensation  payable or to
become payable to any of the employees of Faircom except on a case by case basis and then only such that any increase shall not exceed 6% of any such employee's current salary or except pursuant to contractual commitments described on
Exhibit 21(k-1);

                           (ii)     Enter  into any  contract, lease or
commitment or engage in any transaction relating to any of the Faircom Stations;

                           (iii)    Cancel, modify, or amend in any material
manner, or in any manner within its reasonable control impair any of the contracts, leases or other agreements identified on Exhibit 21(k-1) relating to any of the Faircom Stations which are included in the Faircom Broadcast Assets;

                           (iv)     Create any mortgage,  pledge, lien or
encumbrance affecting any of the Faircom Broadcast Assets which cannot be repaid concurrently with the Closing by Faircom or Regent;

                           (v)      Sell,  assign,  lease or otherwise transfer
or dispose of any of the Faircom Broadcast Assets;

                           (vi)     Consolidate with, merge into, or acquire
(with the exception of the Shelby Station) any other person or entity, or permit any person or entity to acquire, merge into or consolidate with it;

                           (vii)    Declare, make or incur any liability to make
any dividends or other distributions on its capital stock;

                           (viii)   Redeem or otherwise acquire any shares of
its capital stock;

                           (ix)     Issue or sell any shares of its capital
stock, warrants, options or other rights to acquire any shares of its capital stock, except for shares issued pursuant to the exercise of options or the conversion of the Faircom Subordinated Notes outstanding as of the date hereof;

                           (x)      Amend its Certificate of Incorporation or
By-Laws; or

                           (xi)     Borrow  or incur  any  indebtedness  unless
such indebtedness can be repaid concurrently with or prior to Closing.

                  (mm) AFFIRMATIVE COVENANTS. Between the date hereof and the Closing Date, Faircom will:

                           (i)      Give to  Regent  and its  authorized
representatives, upon prior reasonable notice, full access during normal business hours to all properties, books, records, contracts and documents and furnish or cause to be furnished to Regent or its authorized representatives all information with respect to the affairs and business of the Faircom Stations as Regent may reasonably request, including monthly profit and loss statements and notice of changes in full-time employees;

                   (ii) Notify Regent in writing upon obtaining knowledge of any new litigation pending or threatened against Faircom or the Faircom Subsidiaries or any damage to or destruction of any of the Faircom Broadcast Assets;

                   (iii) Continue promotional activity at the Faircom Stations as the same level necessary in order to comply with the provisions of paragraph 21(y);

                   (iv) Furnish to Regent, at Faircom's expense, Faircom Financials for the six months ended June 30, 1997 and for each month thereafter through the Closing Date;

                   (v) Promptly notify Regent in writing of any material adverse developments with respect to the business or operations of Faircom or the Faircom Subsidiaries;

                   (vi) Call, give proper notice and hold a special meeting of Faircom Stockholders for the purposes of submitting this Agreement and the transactions provided for herein to the Faircom Stockholders for adoption and approval, all in compliance with all applicable provisions of Delaware law, which meeting shall be held as soon as practicable after effectiveness of the Registration Statement; give the Faircom Stockholders due and proper notice of such meeting; and include with such notice to each Stockholder a copy of the proxy statement/prospectus constituting part of the Registration Statement, as provided to it by Regent for such purpose;

                   (vii) Immediately following the execution of this Agreement, diligently pursue obtaining all consents and approvals required to be obtained by it, including those required under the material contracts, leases and agreements identified on Exhibits 2l(t), 21(k-1) and 21(i), and the consent of the Faircom Stockholders in accordance with paragraph 21(mm)(vi). Within forty-five (45) days after the execution of this Agreement and at periodic intervals as may be reasonably requested by Regent thereafter, Faircom will notify Regent of the status of obtaining the required consents and approvals, which consents and approvals have been obtained, and any other information relating thereto; and

              (nn) ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, Faircom agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transaction contemplated by this Agreement. In case at any time after the Closing any further action is reasonably necessary to carry out the purposes of this Agreement, Faircom shall take, or cause to be taken, such action.

              (oo) JOIN IN EXECUTION OF DOCUMENTS. Faircom will join with Subsidiary and Regent, at such time as all conditions precedent to the transactions contemplated by this Agreement have been fulfilled, in executing and delivering all documents which may be necessary or appropriate to effect the transactions contemplated by this Agreement.

              (pp) FULL DISCLOSURE. No representation or warranty made by Faircom contained in this Agreement nor any certificate, document or other instrument furnished or to be furnished by



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

Faircom pursuant hereto contains or will contain any untrue statement of a material fact, or omits or shall omit to state any material fact required to make any statement contained herein or therein not misleading. Faircom is not aware of any impending or contemplated event or occurrence that would cause any of the foregoing representations not to be true and complete on the date of such event or occurrence as if made on that date. There is no fact which materially adversely affects the business, conditions, affairs or operations of Faircom or the Faircom Stations which has not been set forth in this Agreement, in the Faircom Financials or in Faircom's filings under the Exchange Act, or otherwise disclosed in writing by Faircom to Regent or its representatives. When the Registration Statement is filed with the SEC and at all times subsequent thereto, the portions of the Registration Statement and the proxy statement/prospectus included therein, and any amendments or supplements thereto which have been furnished by or on behalf of Faircom for inclusion therein pursuant to paragraphs 12A and 21(qq), will comply in all material respects with the requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder; will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and will not fail to describe or contain as an exhibit any contract or document required to be described in the Registration Statement or the proxy statement/prospectus included therein or to be filed as an exhibit to the Registration Statement.

                   (qq) SUBMISSION OF MATERIAL FOR REGISTRATION STATEMENT. Faircom shall provide or cause to be provided to Regent the Faircom Information, on or before five (5) days after the date hereof (or as soon thereafter as such information is available), for inclusion in the Registration Statement.

                   (rr) FAIRNESS AND TAX OPINIONS. The Board of Directors of Faircom has received from Hoffman Schutz Media Capital, Inc., its financial advisor, an opinion that the consideration to be paid to the Faircom Stockholders as contemplated by this Agreement is fair to them from a financial point of view (the "Fairness Opinion"), and Faircom has received from Fulbright & Jaworski L.L.P., its legal counsel, an opinion, in form and substance reasonably satisfactory to it, to the effect that the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, on the basis of the facts, representations and assumptions set forth in such opinion (the "Tax Opinion").


                           COVENANTS, REPRESENTATIONS
                     AND WARRANTIES OF REGENT AND SUBSIDIARY
                     ---------------------------------------

         22. COVENANTS, REPRESENTATIONS AND WARRANTIES OF REGENT AND REGENT SUBSIDIARIES. Regent, on behalf of itself and on behalf of each of the Regent Subsidiaries, makes the following covenants, representations, and warranties (where meaningful, all warranties, representations, and covenants relating to Regent hereunder shall apply equally to each of the Regent Subsidiaries, as if any reference to Regent is a reference to any or each Regent Subsidiary as the context permits):

                  (a)      CORPORATE STANDING AND AUTHORITY.
                           ---------------------------------

                           (i)      Regent is a corporation  duly organized,
validly existing and in good standing under the laws of the State of Delaware, and is in good standing as a corporation qualified to do business under the laws of the Commonwealth of Kentucky (being the only state in which Regent's offices, equipment, facilities and other tangible assets are situated); and has all corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.

                           (ii)     Each of the  Regent  Subsidiaries  is a
corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and is qualified as a foreign corporation in good standing under the laws of those states listed on Exhibit 22(a) attached hereto. All of the outstanding shares of capital stock of each of the Regent Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, and except as set forth on Exhibit 22(a), are owned, of record and beneficially, by Regent, free and clear of all liens, encumbrances, equities, options or claims whatsoever. None of the Regent Subsidiaries has outstanding any other equity securities or securities options, warrants or rights of any kind, convertible into, exchangeable for, or otherwise entitling any person to acquire, equity securities of such Subsidiary.

                           (iii)    This Agreement and the transactions
contemplated hereby have been adopted, ratified and approved by the Boards of Directors of Regent and Subsidiary and the stockholder of Subsidiary, and copies of all corporate proceedings of each of Regent and Subsidiary relating to such authorization and approval, certified by its Secretary, have been or will be delivered to Faircom at the Closing. No further corporate action on the part of Regent or Subsidiary is required. This Agreement constitutes a valid and binding obligation of Regent and Subsidiary, enforceable in accordance with its terms, subject to bankruptcy laws, other federal and state laws affecting creditors' rights generally and availability of equitable remedies.

                  (b) CAPITALIZATION; REGENT STOCK. As of Effectiveness, the authorized capital stock of Regent will be 30,000,000 shares of common stock ("Common Stock") (of which 240,000 shares were issued and outstanding as of the date hereof), and 20,000,000 shares of preferred stock, of which 620,000 shares will have been designated Series A Convertible Preferred Stock (600,000 shares of which were issued and outstanding as of the date hereof); 1,000,000 shares will have been designated Series B Senior Convertible Preferred Stock (none of which were issued and outstanding as of the date hereof and 1,000,000 shares of which may be issued and outstanding as of Effectiveness); 4,000,000 shares will have been designated Series C Convertible Preferred Stock (none of which are issued and outstanding as of the date hereof); 1,000,000 shares will have been designated Series D Convertible Preferred Stock (none of which were issued and outstanding as of the date hereof and 1,000,000 shares of which may be issued and outstanding as of Effectiveness); and 5,000,000 shares will have been designated as Series E Convertible Preferred Stock (none of which were issued and outstanding as of the date hereof). As of the date hereof, the holders of the preferred stock were entitled to convert the same into 600,000 shares of Common Stock (without taking into account the application of the anti-dilution provisions of such preferred stock). Except as stated herein, there are no other outstanding rights, warrants, options, subscriptions, agreements, or commitments giving any current or future right to require Regent to sell or issue any capital stock or other securities or any agreement or arrangement restricting the right of Regent to issue or sell any capital stock or other securities. Between the date hereof and the Closing Date Regent will not issue any additional shares of Common Stock or preferred stock, except (i) pursuant to the conversion of the outstanding preferred stock, and (ii) pursuant to the exercise of options which may be granted to management (up to but not to exceed an aggregate of 15% of the outstanding shares of capital stock, assuming conversion to Common Stock of all outstanding shares of Series A, B, C, D and E

Convertible Preferred Stock and any series of preferred stock hereafter created on a fully diluted basis).

         All of the outstanding capital stock of Regent and Regent Subsidiary has been duly and validly authorized and issued and is fully paid and non-assessable and none of such securities has been issued or acquired in violation of any preemptive, subscription or other rights to purchase or acquire such securities or in violation of the Securities Act or the securities or blue sky or any other applicable laws or regulations of any jurisdiction.

                  (c) CORPORATE POWER.  Each of the Regent Subsidiaries:

                                    (i)     has all  requisite  corporate  power
and authority to own, lease and operate the Regent Assets owned, leased or operated by it and to carry on the business of the Regent Station as now being conducted by it and as proposed to be conducted by it between the date hereof and the Closing Date; and

                                    (ii)    has obtained all licenses, permits
or other authorizations and has taken all actions required by applicable law or governmental regulations which are material to its business as now conducted.

                  (d) RESERVED.

                  (e) RESERVED.

                  (f) AFFILIATES. Except as set forth on Exhibit 22(f), neither Regent nor any of the Regent Subsidiaries owns, directly or indirectly, any interest in any corporation, business trust, joint stock company or other business organization, association, partnership, venture or other entity.

                  (g) RIGHTS TO ACQUIRE SECURITIES. Except as identified on
Exhibit 22(g), there are no outstanding rights, options, subscriptions, agreements, or commitments giving anyone any current or future right to require Regent to sell or issue any capital stock or other securities or any agreement or arrangement restricting the right of Regent to issue or sell any capital stock or other securities.

                  (h) CORPORATE RECORDS. The minute books of each of Regent and the Regent Subsidiaries accurately reflect in all material respects all action taken by the respective Boards of Directors of such entities and the minute books of Regent and Subsidiary will accurately reflect all action required to be taken by the Closing by the Board of Directors of Regent and Subsidiary and the stockholder of Subsidiary to enable Regent and Subsidiary to execute and perform this Agreement and all transactions contemplated hereunder. The minute books of Regent and the Regent Subsidiaries contain true and complete copies of the Certificates of Incorporation and By-Laws of such entities, and all amendments thereto. The stock certificate books and share ledgers of Regent and the Regent Subsidiaries reflect accurately all information called for thereon and all issuances and transfers of the capital stock of such entities. All issuances and transfers reflected in said stock certificate books and ledger were duly and validly made in compliance with the laws of the applicable jurisdiction(s).



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

                  (i) TITLE TO REGENT ASSETS. The Regent Subsidiaries have, and upon acquisition of the Park Lane Stations will have, good and marketable title to all of the Regent Assets (other than those subject to lease), free and clear of all liens, mortgages, pledges, conditional sales agreements, security interests, charges and encumbrances, except liens for taxes not yet due and payable and those listed on Exhibit 22(i).

                  (j) FINANCIAL STATEMENTS; PROJECTIONS. The Regent Financials heretofore furnished to Faircom fairly present or will fairly present the consolidated financial position and consolidated results of operations of Regent and the Regent Subsidiaries as of the dates thereof and for the periods represented. All said Regent Financials, where applicable, have been and will be prepared in accordance with generally accepted accounting principles consistently applied. Regent interim statements have been or will be prepared in accordance with generally accepted accounting principles for interim financial information subject to year-end audit adjustments and the absence of footnotes.

         The Park Lane Financials are true, complete and correct, and have been prepared in accordance with generally accepted accounting principles consistently applied and maintained throughout the periods indicated, and present fairly the financial position and results of operations of Park Lane as of the dates thereof and for the periods covered thereby.

         The Regent Projections were prepared based upon assumptions which were reasonable and justifiable at the time of their preparation and, after taking into account actual conditions known to Regent to, and as of, the date of this Agreement, continue to be reasonable as of the date of this Agreement.

                  (k) CONTRACTS.

                           (i)      Exhibit  22(k-1) is a complete  list or
description of all written and oral contracts relative to the Regent Station and the Park Lane Stations in existence at the date of this Agreement which are enforceable against Regent or which will be enforceable against Regent upon the acquisition by Regent of Park Lane, excluding:

                                    (A)     oral employment  arrangements  with
Regent Station or Park Lane Station employees;

                                    (B)     written  employment  arrangements
with Regent Station or Park Lane Station employees terminable without penalty or severance pay on no more than two (2) weeks' notice;

                                    (C)     contracts  for the sale of radio
time or advertising which conform to the representations of subparagraph (k)(ii) below;

                                    (D)     contracts  for the use,  rental,
or lease of office equipment (other than telephone and computer equipment);

                                    (E)     contracts  for the sale of broadcast
time or advertising in exchange for merchandise or services; and



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

                                    (F)     other  miscellaneous  contracts
not uncommon to broadcast properties which do not exceed $50,000 of expenditures or revenues annually in the aggregate.

                           (ii)     All  contracts  for the sale of  broadcast
time or advertising on the Regent Station or the Park Lane Stations in exchange for merchandise or services on or after the date hereof which will not be fully performed by the Closing Date to which either Regent, the Regent Subsidiaries or Park Lane is a party or by which it is bound are pre-emptible for cash sales and none is subject to fixed positions (except for those contracts which provide for the delivery of programming to the Regent Station or the Park Lane Stations in return for barter advertising). True and complete copies of all contracts, leases and agreements listed in Exhibit 22(k-1) have been made available to Faircom. Regent is current in all of its obligations under all of the contracts, leases and agreements listed on Exhibit 22(k-1) which are enforceable against Regent, and each such contract, lease and agreement is in full force and effect and will not be impaired by any acts or omissions within the reasonable control of Regent, its agents or employees except for those that shall previously have expired by passage of time in accordance with their respective terms.

                           (iii)    Except as set forth on Exhibit 22(k-1) or
Exhibit 22(i), neither Regent nor Park Lane is a party to any written or oral:

                                    (A)     agreement  or  indenture  relating
to the borrowing of money or to the mortgaging or pledging of, or otherwise placing a lien on, any material asset or material group of assets of Regent, the Regent Stations or the Park Lane Stations;

                                    (B)     guarantee of any obligation  (other
than the endorsement of negotiable instruments for collection in the ordinary course of business); or

                                    (C)     agreement  whereunder  Regent or
any successor is obligated to make any conditional or other payment based upon the future performance of Regent or the Regent Station or the Park Lane Stations.

                  (l)      GOVERNMENT AUTHORIZATIONS.
                           --------------------------

                           (i)      Exhibit  1(bb)  hereto  contains  a true
and complete list of all licenses, permits or other authorizations issued by the Commission which are required for the lawful conduct of the business and operations of the Regent Station and the Park Lane Stations in the manner and to the full extent they are presently conducted (including, without limitation, auxiliary licenses associated with each Station). Regent has delivered to Faircom true and complete copies of the Regent Licenses, including any and all amendments and other modifications thereto.

                           (ii)    The entities specified on Exhibit 1(bb) are
the authorized legal holders of the Regent Licenses. Except as set forth in
Exhibit 1(bb), none of the Regent Licenses is subject to any restrictions or conditions which would materially limit the full operation of the Regent Station or the Park Lane Stations as now operated.

                           (iii)   Except as set forth in Exhibit 1(bb), and
except for matters affecting the radio broadcast industry generally, there are no applications, complaints, petitions or proceedings pending or threatened as of the date hereof before the Commission or any other governmental or regulatory authority relating to the business or operations of the Regent Station or any of the Park Lane Stations. Except as set forth in
Exhibit 1(bb), the Regent Licenses are in good standing, are in full force and effect and are unimpaired by any act or omission of Regent or its stockholders, officers, directors or employees. The operations of the Regent Station and the Park Lane Stations are in accordance in all material respects with the Regent Licenses and the underlying construction permits. No proceedings are pending or threatened, and there has not been any act or omission of Regent or any of its officers, directors, stockholders or employees, which reasonably may result in the revocation, non-renewal, suspension or material modification of any of the Regent Licenses, the denial of any pending applications, the issuance of any cease and desist order, the imposition of any administrative actions by the Commission or any other governmental or regulatory authority with respect to the Regent Licenses or which reasonably may affect Regent's ability to continue to operate the Regent Station and the Park Lane Stations substantially as they are currently operated.

                           (iv)     The Regent Station and each of the Park Lane
Stations is operating with the maximum facilities specified in the Regent
License.

                           (v)      Neither the Regent Station nor any of the
Park Lane Stations is causing objectionable interference to the transmissions of any other broadcast station or communications facility nor has any of the Park Lane Stations or the Regent Station received any complaints with respect thereto; and (ii) no other broadcast station or communications facility is causing objectionable interference to the respective transmissions of the Regent Station or the Park Lane Stations or the public's reception of such transmissions.

                           (vi)     Regent has no reason to believe that the
Regent Licenses will not be renewed in their ordinary course.

                           (vii)    All reports, forms, and statements required
to be filed by Regent or the Regent Subsidiaries with the Commission with respect to the Regent Station and the Park Lane Stations since the grant of the last renewal of the Regent Licenses have been filed and are substantially complete and accurate.

                           (viii)   There are no facts which, under the
Communications Act of 1934, as amended, or the existing rules and regulations of the Commission, would cause the Regent Licenses not to be renewed in their ordinary course.

                           (ix)     The  operation  of the Regent  Station and
the Park Lane Station and all of the Regent Assets are in compliance in all material respects with ANSI Radiation Standards C95.1 - 1992.

                  (m) MANAGEMENT, KEY EMPLOYEES AND ACCOUNTS. Exhibit 22(m-1) sets forth the names of all current employees whose compensation (including without limitation, salaries, bonuses and commissions) from Regent and Park Lane for the year ended December 31, 1996 or for the current year on an annualized basis exceeds $30,000. Exhibit 22(m-2) sets forth the name of each bank or savings institution in which Regent and Park Lane have an account or safe deposit box.

                  (n) TAX ELECTIONS. Neither Regent nor Park Lane has filed a consent to the application of Section 341(f)(2) of the Internal Revenue Code with regard to any property held, acquired or to be acquired at any time.

                  (o) RELATED TRANSACTIONS. All outstanding debts and other obligations of Regent to any stockholders or officers or directors of Regent and all outstanding debts and other obligations of Park Lane to any stockholders or officers or directors of Park Lane are listed on Exhibit 22(o), except for those incurred for normal travel and entertainment in connection with the conduct of the business of Regent, the Regent Station, Park Lane, the Park Lane Stations, and were incurred in return for fair and adequate consideration paid or delivered by them in cash, services, or other property. All debts of any such stockholders, officers or directors to Regent and Park Lane are listed on
Exhibit 22(o) and reflected on the Regent Financials or the Park Lane Financials, respectively.

                  (p) TAXES. Except as set forth on Exhibit 22(p), each of Regent and Park Lane has filed all federal, state, local and foreign income, franchise, sales, use, property, excise, payroll and other tax returns required by law to be filed by it as of the date hereof. All returns identified on
Exhibit 22(p) to be filed will be filed and all taxes required to be paid in respect of the periods covered by such returns will be paid prior to the Closing Date. Regent has delivered to Faircom true and complete copies of all federal, state and local income tax returns of Regent and Park Lane as filed. Each of Regent and Park Lane has duly paid or accrued all taxes required to be paid by it in respect of the periods covered by all such returns, whether or not shown on such returns, and all interest and penalties thereon, whether disputed or not, and neither Regent nor Park Lane has any liability for taxes in excess of the amounts so paid. All of the tax liabilities of Regent and Park Lane for the current year to date and for the year 1996, whether or not they have become due and payable, have been paid in full or adequately reserved for, and to the extent tax liabilities have accrued but not become payable, they are reflected on the books of Regent or in the Regent Financials or the Park Lane Financials. Neither Regent nor Park Lane has requested any extension of time within which to file any tax returns which have not since been filed, and no deficiencies for any tax, assessment or governmental charge have been claimed, proposed or assessed by any taxing authority and there is no basis for any such deficiency or claim. There are no present disputes as to taxes of any nature payable by Regent or Park Lane which in any event reasonably could adversely affect any of the Regent Assets. Except as set forth on Exhibit 22(p), neither Regent nor Park Lane has been advised that any of its tax returns, federal, state, local or foreign, have been or are being audited. Neither Regent nor Park Lane has as of the date hereof any unfunded liability, fixed or contingent, for any unpaid federal, state or local taxes or other governmental or regulatory charges whatsoever (including without limitation withholding and payroll taxes). As used herein, the term "tax" includes, without limitation, all federal, state, local and foreign income, profits, sales, use, occupancy, excise, added value, employees' income withholding, social security, franchise, property, and all other governmental taxes, license fees and other charges of every kind and description and related governmental charges imposed by the laws and regulations of any governmental jurisdiction, whether such taxes are due or claimed to be due from Regent by federal, state, local or foreign taxing authorities.

                  (q) EMPLOYEE BENEFIT PLANS. On the date hereof and on the Closing Date, neither Regent nor Park Lane will have in effect any bonus, premium, group insurance, retirement, stock option, pension, profit sharing or similar plan or any employment agreement with respect to any of its employees except as set forth on Exhibit 22(q) and Exhibit 22(k-1).



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

                  (r) COMPLIANCE WITH COMMISSION REGULATIONS. Except as specified in Exhibit 22(r), the operation of the Regent Station, the Park Lane Stations, and the Regent Assets are in compliance in all material respects with:
(a) all applicable engineering standards required to be met under applicable Commission rules; and (b) all other applicable federal, state and local rules, regulations, requirements and policies, including, but not limited to, equal employment opportunity policies of the Commission, and all applicable painting and lighting requirements of the Commission and the Federal Aviation Administration to the extent required to be met under applicable Commission rules and regulations, and there are no filed claims to the contrary.

                  (s) PERSONAL PROPERTY. Without material omission, Exhibit 22(s) hereto contains a list of all items of tangible personal property owned by Regent and/or the Regent Subsidiaries and all items of tangible personal property that are to be acquired by Regent upon the acquisition by Regent of Park Lane, and used in the conduct of the business and operations of the Regent Station and the Park Lane Stations. Exhibit 22(s) also separately lists any material tangible personal property leased by Regent and Park Lane pursuant to leases included within the contracts listed on Exhibit 22(k-1). Except as disclosed on Exhibit 22(s), Regent or the Regent Subsidiaries have, and upon the acquisition of the Park Lane Stations will have, good and marketable title to all of the items of tangible personal property which are included in the Regent Assets (other than those subject to lease) and none of such assets is subject to any security interest, mortgage, pledge, lease, license, lien, encumbrance, title defect or other charge, except for liens for taxes not yet due and payable or which are immaterial. The properties listed in Exhibit 22(s), along with those properties subject to lease and included among the contracts listed on
Exhibit 22(k-1), constitute all material tangible personal property necessary to operate the Regent Station and the Park Lane Stations as the same are now being operated. Except as set forth in Exhibit 22(s) and except as provided below, all items of tangible personal property included in the Regent Assets are, in all material respects, in good and technically sound operating condition and repair (ordinary wear and tear excepted), are free from all material defect and damage, are suitable for the purposes for which they are now being used, and have been maintained in a manner consistent with generally accepted standards of good engineering practice. Regent has discovered that certain conditions exist which it believes are inconsistent with certain representations made to Regent by the stockholders of Park Lane with respect to the condition of certain of its equipment, and Regent has exercised its right to require Park Lane to cause this equipment to be brought into compliance with its representations.

                  (t) REAL PROPERTY.

                           (i)      Exhibit 22(t) hereto  contains a complete
and accurate list and description of all real property (including without limitation, real property relating to the towers, transmitters, studio sites and offices of the Regent Station and the Park Lane Stations) used by Regent or the Regent Subsidiaries in connection with the operations of the Regent Station (the "Regent Real Estate") and a description of all real property that is to be acquired upon the closing of the acquisition by Regent of Park Lane (the "Park Lane Real Estate").

                           (ii)     The Regent Subsidiaries have good and
marketable title in fee simple to all the Regent Real Estate specified as owned by them in Exhibit 22(t), free and clear of all liens, charges, security interests, physical and financial encumbrances, leases, covenants, restrictions, rights of way, easements, encroachments, other matters affecting title, and adverse claims of any kind, direct or indirect, whether accrued, absolute, contingent or otherwise, except for those of the nature set forth in Exhibit 22(t). With respect to each of the buildings, structures and appurtenances situated on the Regent Real Estate, the Regent Subsidiaries have adequate rights of ingress and egress for operation of their respective businesses in the ordinary course. None of the buildings, structures, improvements, or fixtures constructed on the Regent Real Estate, including without limitation towers, guy wires and guy anchors, and ground radials, nor the operation or maintenance thereto, violates any restrictive covenant or any provision of any federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others, and all such buildings, structures, improvements and fixtures are constructed and operated and used in conformance with all "set back" lines, easements, covenants, restrictions, and all applicable building, fire, zoning and health codes. No condemnation or other legal proceeding or action of any kind relating to such real property and/or title thereto is pending or threatened which would preclude or impair the continued use of any such property by the Regent Subsidiaries for the purposes for which it is currently used.

                           (iii)    Except as described in Exhibit 22(t), all
buildings, structures, towers, antennae, improvements and fixtures situated on the Regent Real Estate are in all material respects in good and technically sound operating condition, ordinary wear and tear excepted, have no latent structural, mechanical or other defects of material significance, are reasonably suitable for the purposes for which they are being used, and each real property site used by the Regent Subsidiaries has adequate rights of ingress and egress, utility service for water and sewer, telephone, electric and/or gas, and sanitary service for the conduct of the business and operations of the Regent Station as presently conducted.

                           (iv)     With respect to the Park Lane Real Estate,
Park Lane has good and marketable title in fee simple to all of the Park
Lane Real Estate free and clear of all liens, charges, security interests, physical and financial encumbrances, leases, covenants, restrictions, rights of way, easements, encroachments, other matters affecting title, and adverse claims of any kind, direct or indirect, whether accrued, absolute, contingent or otherwise, except for those of the nature set forth in Exhibit 22(t). With respect to each of the buildings, structures and appurtenances situated on the Park Lane Real Estate, Park Lane has adequate rights of ingress and egress for the operation of the business of Park Lane in the ordinary course. None of the buildings, structures, improvements, or fixtures constructed on the Park Lane Real Estate, including without limitation towers, guy wires and guy anchors, and ground radials, nor the operation or maintenance thereto, violates any restrictive covenant or any provision of any federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others. No condemnation proceeding is pending or threatened which would preclude or impair the continued use of any such property by Park Lane for the purposes for which it is currently used. Except as described in Exhibit 22(t), all buildings, structures, towers, antennae, improvements and fixtures situated on the Park Lane Real Estate are in good and technically sound operating condition, ordinary wear and tear excepted, have no latent structural, mechanical or other defects of material significance, are reasonably suitable for the purposes for which they are being used, and each has adequate rights of ingress and egress, utility service for water and sewer, telephone, electric and/or gas, and sanitary service for the conduct of the business and operations of the Park Lane Stations as presently conducted.

                  (u) ENVIRONMENTAL. Except as set forth in Exhibit 22(u), each of Regent and Park Lane has complied in all material respects with all federal, state and local environmental laws, rules and regulations as in effect on the date hereof applicable to the Regent Station and its operations



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

and the Park Lane Stations and their operations, respectively, including but not limited to the Commission's guidelines regarding RF radiation. The technical equipment included in the assets used or held for use in the operation of the Regent Station and the Park Lane Stations does not contain any PCBs. No hazardous or toxic waste, substance, material or pollutant (as those or similar terms are defined under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. ss.ss.9601 ET SEQ., Toxic Substances Control Act, 15 U.S.C. ss.ss.2601 ET SEQ., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. ss.ss.6901 et seq. or any other applicable federal, stATe and local environmental law, statute, ordinance, order, judgment rule or regulation relating to the environment or the protection of human health ("Environmental Laws")), including but not limited to, any asbestos or asbestos-related products, oils or petroleum-derived compounds, CFCs, PCBs, or underground storage tanks, have been released, emitted or discharged (in violation of applicable laws or regulations), or are currently located (in quantities in violation of applicable laws and regulations) in, on, under, or about the real property on which the Regent Station and the Park Lane Stations and their assets are situated, including without limitation the transmitter sites, or contained in the tangible personal property included in the assets in respect of the Regent Station and the Park Lane Stations. The Regent Assets and Regent's use thereof are not in any material respect in violation of any Environmental Laws or any occupational, safety and health or other applicable law now in effect.

                  (v) INSURANCE. Exhibit 22(q) and Exhibit 22(v) contain a list and summary of the terms of all insurance coverage owned by Regent and Park Lane. Until the Closing Date, Regent and Park Lane will maintain or cause to be maintained all insurance coverage described in such Exhibits or obtain equivalent replacements therefor, and copies of all insurance policies have been delivered to Faircom or will be delivered to Faircom within three (3) days of when received by Regent.

                  (w) ACCOUNTS AND NOTES RECEIVABLE. All accounts and notes receivable of Regent reflected in the Regent Financials or referred to in the notes thereto, and all accounts and notes receivable of Park Lane reflected in the Park Lane Financials or referred to in the notes thereto, arose from valid transactions in the ordinary course of business with unrelated third parties (except as otherwise disclosed in the Regent Financials or in the Park Lane Financials or on Exhibit 22(o)), and are collectible at their full amount except for bad debt allowance indicated therein.

                  (x) LAWS, REGULATIONS AND INSTRUMENTS. Neither Regent, any of the Regent Subsidiaries, nor Park Lane is in violation of any term of its respective Certificate of Incorporation or By-Laws. On the date hereof, except as set forth on Exhibit 22(r), the Regent Station and the Park Lane Stations are in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. Regent agrees that prior to the Closing Date, if it becomes aware of any violations of the Communications Act of 1934, as amended, or of the rules and regulations of the Commission, it will remove all such violations or be responsible for the costs of removing such, including the payment of any fines or forfeitures that may be assessed before or after Closing for any such violations. Neither Regent, any of the Regent Subsidiaries, nor Park Lane is in default with respect to any judgment, order, injunction or decree applicable to it of any court, administrative agency, or other governmental authority.

                  (y) CONDUCT OF REGENT STATION AND PARK LANE STATIONS. Until the Closing Date, Regent shall use its reasonable best efforts (based upon the exercise of reasonably prudent business judgment) to maintain and preserve the present character of the Regent Station and the Park Lane Stations, the quality of their programs, their business organization and makeup and present customers and present business reputation, to keep available to the Regent Station and the Park Lane Stations the services of their present employees, and to maintain and preserve the good will of their advertisers and listeners.

                  (z) DISPOSITION OF ASSETS. Between the date hereof and the Closing Date, neither Regent, the Regent Subsidiaries nor Park Lane will, without the prior written consent of Faircom, transfer, convey or assign to any other person any of the Regent Assets unless, (i) in the case of tangible assets included in the Regent Assets, the same are replaced by assets of equal quality and usefulness or (ii) such disposition is in the ordinary course of Regent's business and does not exceed $25,000 in the aggregate.

                  (aa) TRANSMITTER SITES. Except as otherwise disclosed on
Exhibit 1(bb), neither the Regent Station's transmitter site nor any of the Park Lane Stations' transmitter sites is the subject of any official complaint or notice of violation of any applicable zoning ordinance or building code and no such violation is known to exist. Regent has no knowledge of any encroachment on adjacent property, violation of any zoning ordinance or building code or use or occupancy restriction, or pending or threatened condemnation proceeding which would preclude or impair the use of such real estate or the improvements thereon by Regent, consistent with the terms of the Regent Station's transmitter site lease or any Park Lane Stations' transmitter site lease and in the manner and for the purpose for which it is presently used.

                  (bb) LITIGATION. Except as disclosed in Exhibit 22(bb), there is no litigation, action, suit, investigation or proceeding pending, or threatened, against Regent, any of the Regent Subsidiaries, or Park Lane, which reasonably may give rise to any claim upon any of Regent's Assets material to the operation of the Regent Station or the Park Lane Stations or upon Regent's or Subsidiary's ability to perform in accordance with the terms of this Agreement, or which might result in a monetary forfeiture in excess of $25,000, in any material adverse effect upon the business, operations or assets of Regent or the Regent Subsidiaries, or in any impairment of the right or ability of Regent or the Regent Subsidiaries to carry on in all material respects their business as now conducted.

                  (cc) NO CONFLICT. Subject to obtaining the required consents referred to in paragraph 22(dd) and the approval of the Commission, the execution, delivery and performance of this Agreement are not prohibited by and will not conflict with, constitute grounds for termination of, or result in any breach or violation of, or constitute a default under, the provisions of any material contract, the Certificate of Incorporation or By-Laws (or other charter or organizational documents) of Regent, any of the Regent Subsidiaries, or Park Lane, or any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority to which Regent, any of the Regent Subsidiaries, or Park Lane is a party or by which Regent, any of the Regent Subsidiaries, Park Lane, or any of the Regent Assets is bound.

                  (dd) REQUIRED CONSENTS. Except as specifically identified in
Exhibit 22(dd), neither Regent, the Regent Subsidiaries, nor Park Lane is a party to or bound by any mortgage, lien, deed of trust, lease, agreement, instrument, order, judgment or decree which would require the consent of another to the execution of this Agreement or prohibit or require the consent of another to or make unduly burdensome the consummation of, the Merger; and the consummation of the Merger will not result (immediately or upon the giving of notice and/or upon the passage of period of time) in a breach of any term or provision of or constitute a default under any mortgage, deed of trust, note or other agreement or instrument to which Regent, the Regent Subsidiaries, or Park Lane is a party, or otherwise give any other party thereto a right to terminate the same or result in an acceleration in the payment due under any note or other agreement or instrument which is binding on Regent, the Regent Subsidiaries, or Park Lane, or in the creation of any lien, security interest, encumbrance or charge under any of the foregoing on any assets or properties of Regent, the Regent Subsidiaries, or Park Lane, except where such breach or default would be immaterial.

                  (ee) INTELLECTUAL PROPERTY. Exhibit 22(ee) hereto is a true and complete list of all material Intellectual Property applied for, registered or issued to, and owned by the Regent Subsidiaries and Park Lane or under which the Regent Subsidiaries and Park Lane are licensees and which is used in the conduct of the respective business and operations of the Regent Subsidiaries or Park Lane. Except as set forth on Exhibit 22(ee): (i) the right, title and interest of the Regent Subsidiaries and Park Lane in the Intellectual Property as owner or licensee, as applicable, is free and clear of all liens, claims, encumbrances, rights, or equities whatsoever of any third party and, to the extent any of the Intellectual Property is licensed to the Regent Subsidiaries and Park Lane, such interest is valid and uncontested by the licensor thereof or any third party; (ii) all computer software located at the Regent Station's or the Park Lane Stations' facilities or used in the Regent Station's or the Park Lane Stations' business or operations is properly licensed to the Regent Subsidiaries or Park Lane, as the case may be, and all of the uses by the Regent Subsidiaries or Park Lane of such computer software are authorized under such licenses; and (iii) there are no infringements or unlawful use of such Intellectual Property by Regent, the Regent Subsidiaries or Park Lane in connection with the business or operations of Regent, the Regent Subsidiaries, or Park Lane.

                  (ff) QUALIFICATIONS FOR TRANSFER OF CONTROL. One of the Regent Subsidiaries and either Park Lane or one or more of its subsidiaries is presently a licensee in good standing with the Commission, and Regent has no knowledge of any fact or circumstance that could reasonably prevent approval of the transaction contemplated by this Agreement or the renewal of the Regent Licenses.

                  (gg) PUBLIC INSPECTION FILE. All the documents required by the rules, regulations and policies of the Commission to be maintained in the Regent Station's and the Park Lane Stations' local public records file are contained in such file and available for public inspection.

                  (hh) ABSENCE OF CERTAIN CHANGES. Since December 31, 1996, except as disclosed in this Agreement, in the Regent Financials or the Park Lane Financials, or as set forth on Exhibit 22(hh):

                           (i)      Neither  Regent nor Park Lane has created,
assumed, or suffered any mortgage, pledge, lien or encumbrance on any of the Regent Assets;

                           (ii)     there has not been:

                                    (A)     any material  adverse change in the
business, assets, capitalization, operations, properties, prospects or condition (financial or otherwise) of Regent, the



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

Regent Subsidiaries, or Park Lane, or any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the Regent Assets;

                                    (B)     any sale,  assignment,  lease or
other transfer or disposition of any of the properties or assets used or intended for use in the operation of the Regent Station and the Park Lane Stations except in the ordinary course of business, in connection with the acquisition of similar property or assets in the normal and usual course of business;

                                    (C)     any lease,  agreement,  contract,
obligation, or commitment entered into in connection with the operation of the Regent Station or the Park Lane Stations except in the ordinary course of business;

                                    (D)     any issuance of bonds, notes or
other corporate securities by Regent;

                                    (E)     any  declaration  of payment or
payments or distribution of cash or other property to Regent's stockholders with respect to Regent's capital stock; or

                                    (F)     any purchase or redemption of any
shares of Regent's capital stock.

                  (ii)     PERSONNEL INFORMATION.
                           ----------------------

                           (i)      Exhibit  22(ii)  contains  a true and
complete list of all persons employed full-time at the Regent Station and the Park Lane Stations, including date of hire, a description of material compensation arrangements (other than employee benefit plans set forth in Exhibit 22(q)) and a list of other material terms of any and all agreements affecting such persons and their employment by Regent. Regent has received no notice that, and Regent is not aware of, any individual employee who shall or is likely to terminate his or her employment relationship with the Regent Station or any of the Park Lane Stations upon the execution of this Agreement or after the Closing.

                           (ii) Regent, with respect to the Regent Station and
the Park Lane Stations, is not a party to any contract or agreement with any labor organization, nor has Regent agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any employees of Regent at the Regent Station or any of the Park Lane Stations. Regent has no knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of Regent at the Regent Station or any of the Park Lane Stations.

                           (iii) Except as disclosed in Exhibit 22(ii), Regent,
with respect to the Regent Station and the Park Lane Stations, has complied in all material respects with all laws relating to the employment of labor, including, without limitation, ERISA, and those laws relating to wages, hours, collective bargaining, unemployment insurance, workers' compensation, equal employment opportunity and payment and withholding of taxes.

                  (jj)     [Reserved].

                  (kk) OUTSTANDING DEBT. Exhibit 22(kk) correctly lists all outstanding debt of Regent and Park Lane as of the date specified therein (other than short term debt payable on demand or within one year from the creation thereof and incurred in the ordinary course of business).

                  (ll) NEGATIVE COVENANTS. Except for changes or actions in the ordinary course of business consistent with past practices, and except as set forth on Exhibit 22(ll) or as contemplated by this Agreement, between the date hereof and the Closing Date, Regent will not, without the prior written consent of Faircom:

                           (i)      Increase the compensation  payable or to
become payable to any of the employees of Regent except on a case by case basis and then only such that any increase shall not exceed 6% of any such employee's current salary or except pursuant to contractual commitments described on
Exhibit 22(k-1);

                           (ii)     Enter  into any  contract,  lease or
commitment or engage in any transaction relating to the Regent Station or any of the Park Lane Stations;

                           (iii)    Cancel, modify or amend in any material
manner, or in any manner within its reasonable control impair any of the contracts, leases or other agreements identified on Exhibit 22(k-1) relating to the Regent Station or any of the Park Lane Stations which are included in the Regent Assets;

                           (iv)     Create any mortgage,  pledge,  lien or
encumbrance affecting any of the Regent Assets;

                           (v)      Sell,  assign,  lease or  otherwise
transfer or dispose of any of the Regent Assets;

                           (vi)     Consolidate with, merge into, or acquire any
other person or entity, or permit any person or entity to acquire, merge into or consolidate with it; provided, however, that for purposes of this subparagraph 22(ll)(vi), the consent of either the President of Faircom or the General Partner of Blue Chip shall constitute the consent of Faircom, and the consent of Faircom shall not be required for those transactions listed on Exhibit 22(ll);

                           (vii)    Declare, make or incur any liability to make
any dividends or other distributions on its capital stock;

                           (viii)   Redeem or otherwise acquire any shares of
its capital stock;

                           (ix)     Issue or sell any shares of its capital
stock, warrants, options or other rights to acquire any shares of its capital stock, except pursuant to the conversion of the outstanding Preferred Stock, and except for shares issued pursuant to the exercise of options which may be granted to management (up to but not to exceed 15% of the outstanding shares of capital stock of Regent, assuming conversion to Common Stock of all outstanding shares of Series A, B, C, D and E and any series of preferred stock hereafter created on a fully diluted basis);

                           (x)      Amend its  Certificate  of  Incorporation
or By-Laws (other than to file its Amended and Restated Certificate of Incorporation as provided in Paragraph 1(y) hereto); or

                           (xi)     Borrow  or incur  any  indebtedness  unless
such indebtedness can be repaid concurrently with or prior to the Closing.

                  (mm) AFFIRMATIVE COVENANTS. Between the date hereof and the Closing Date, Regent will:

                           (i)      Give to Faircom  and its  authorized
representatives, upon prior reasonable notice, full access during normal business hours to all properties, books, records, contracts and documents and furnish or cause to be furnished to Faircom or its authorized representatives all information with respect to the affairs and business of the Regent Station or the Park Lane Stations as Faircom may reasonably request, including monthly profit and loss statements and notice of changes in full-time employees;

                           (ii)     Notify Faircom in writing of any new
litigation pending or threatened against Regent, the Regent Subsidiaries or any of the Park Lane Stations or any damage to or destruction of any of the Regent Assets;

                           (iii)    Furnish to Faircom, at Regent's expense, the
Regent Financials and the Park Lane Financials;

                           (iv)     Promptly notify Faircom in writing of any
material adverse developments with respect to the business or operations of Regent or the Regent Subsidiaries; and

                           (v)      Use its reasonable  best efforts to
consummate the acquisition of the Park Lane Stations prior to or concurrently with the Closing hereunder on substantially the terms previously disclosed to Faircom, and use its reasonable best efforts to obtain all necessary financing in connection with the pending acquisition of Park Lane.


                  (nn) ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, Regent and Subsidiary agree to use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Closing any further action by Regent or Subsidiary is reasonably necessary to carry out the purposes of this Agreement, Regent and Subsidiary shall take, or cause to be taken, such action.

                  (oo) JOIN IN EXECUTION OF DOCUMENTS. Regent and Subsidiary will join with Faircom, at such time as all conditions precedent to the transactions contemplated by this Agreement have been fulfilled, in executing and delivering all documents which may be necessary or appropriate to effect the transactions contemplated by this Agreement.

                  (pp) FULL DISCLOSURE. No representation or warranty made by Regent contained in this Agreement nor any certificate, document or other instrument furnished or to be furnished by Regent pursuant hereto contains or will contain any untrue statement of a material fact, or omits or shall omit to state any material fact required to make any statement contained herein or therein not misleading. Regent is not aware of any impending or contemplated event or occurrence that would cause any of the foregoing representations not to be true and complete on the date of such event or occurrence as if made on that date. There is no fact which materially adversely affects the business, conditions, affairs or operations of Regent or the Regent Station which has not been set forth in this Agreement, in the Regent Financials, or otherwise disclosed or to be disclosed in writing (pursuant to a registration statement or otherwise) by Regent to Faircom, its representatives or the Faircom Stockholders. When the Registration Statement is filed with the SEC and at all times subsequent thereto, the portions of the Registration Statement and the proxy statement/prospectus included therein, and any amendments or supplements thereto which have been furnished by or on behalf of Regent for inclusion therein, will comply in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and will not fail to describe or contain as an exhibit any contract or document required to be described in the Registration Statement or the proxy statement/prospectus included therein or to be filed as an exhibit to the Registration Statement.

                  (qq) ISSUANCE OF PREFERRED STOCK. The Preferred Stock, when and if issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable, and will be free of any liens or encumbrances (other than those created by the Faircom Stockholders), and will not be subject to any restrictions on transferability by Regent's Certificate of Incorporation, as amended and restated, or by any agreement to which Regent is a party; provided, however, that such shares may be subject to restrictions on transfer under state securities laws and federal communications and/or securities laws.

                  (rr) TRANSFERABILITY OF PREFERRED STOCK. The Preferred Stock, when issued pursuant to the Registration Statement and delivered to the Faircom Stockholders pursuant to the terms hereof, will be freely tradable under the Securities Act by Faircom Stockholders who are not deemed "affiliates" (as defined under the Securities Act) of Regent or Faircom.

         23.      RESERVED.


                                  RISK OF LOSS

         24.      RISK OF LOSS.

                  (a) FAIRCOM BROADCAST ASSETS. The risk of loss, damage or destruction from any cause to the tangible Faircom Broadcast Assets shall be borne by Faircom at all times between the date of this Agreement and the Closing Date. In the event of any such loss, damage or destruction, Faircom shall repair, replace or restore any such Faircom Broadcast Asset prior to the Closing Date. In the event of substantial damage to any of the Faircom Broadcast Assets or in the event of the occurrence of any damage or event which prevents broadcast transmission of any of the Faircom Stations in the normal and usual manner and substantially in accordance with its license, Faircom shall promptly notify Regent of the same in writing, specifying with particularity the loss or damage incurred, the cause thereof if known or reasonably ascertainable, and an estimate of the extent to which restoration, replacement and repair of the property lost or destroyed will be reimbursed under the insurance coverage. In the event the damage has not been restored or repaired by the Closing Date, then Regent and Subsidiary shall have the option to:

                           (i)   postpone  the  Closing  Date until such time,
not later than thirty (30) days after such loss, damage or destruction, as the property has been completely repaired, replaced or restored; or

                           (ii)  terminate  this  Agreement  if  Faircom  has
not acted diligently to repair, replace or restore such Faircom Broadcast Assets; or

                           (iii) elect to consummate the Closing and accept the
Faircom Broadcast Assets in their then condition.

                           In the event Regent and Subsidiary elect to postpone
the Closing Date, Faircom, Regent and Subsidiary will cooperate to extend the time during which this Agreement must be closed as specified in the Commission's Order.

                  (b) REGENT ASSETS. The risk of loss, damage or destruction from any cause to the tangible Regent Assets shall be borne by Regent at all times between the date of this Agreement and the Closing Date. In the event of any such loss, damage or destruction, Regent shall repair, replace or restore any such Regent Asset prior to the Closing Date. In the event of substantial damage to any of the Regent Assets or in the event of the occurrence of any damage or event which prevents broadcast transmission of the Regent Station or any of the Park Lane Stations in the normal and usual manner and substantially in accordance with its license, Regent shall promptly notify Faircom of the same in writing, specifying with particularity the loss or damage incurred, the cause thereof if known or reasonably ascertainable, and an estimate of the extent to which restoration, replacement and repair of the property lost or destroyed will be reimbursed under the insurance coverage. In the event the damage has not been restored or repaired by the Closing Date, then Faircom shall have the option to:

                           (i)  postpone  the  Closing  Date until such time,
not later than thirty (30) days after such loss, damage or destruction, as the property has been completely repaired, replaced or restored; or

                           (ii) terminate this Agreement if Regent has not acted
diligently to repair, replace or restore such Regent Assets; or

                           (iii) elect to consummate the Closing and accept the
Regent Assets in their then
condition.

                           In the  event  Faircom  elects  to  postpone  the
Closing Date, Faircom, Regent and Subsidiary will cooperate to extend the time during which this Agreement must be closed as specified in the Commission's Order.

                  (c) BROADCAST TRANSMISSION OF STATIONS PRIOR TO CLOSING. Notwithstanding the provisions of paragraphs 24(a) and (b) above, if prior to the Closing Date any event occurs which prevents the broadcast transmission of any of the Faircom Stations or the Regent Station or any of the Park Lane Stations in the manner which it has heretofore been operating, for a period of thirty-six (36) hours or more or five (5) periods of more than five (5) hours each in any thirty (30) day period, then Faircom (in cases involving the Faircom Stations) or Regent (in cases involving the Regent Station or the Park Lane Stations) shall give prompt written notice thereof to the other party. In such event, the owner of the affected station shall use its best efforts to restore the operations to substantially full licensed power and antenna height as soon as possible. If such facilities are not restored so that operation is resumed with substantially full licensed power and antenna height as described in the particular Station's licenses issued by the Commission within seven (7) consecutive days or eight (8) non-consecutive days after the date of the interruption, the party whose station is not subject to such interruption in transmission shall have the right, by giving written notice to the other party of its election to do so, to terminate this Agreement forthwith without any further obligation hereunder, provided that such notice is given before normal operation is resumed or within ten (10) days of first receiving from the other party the notice of interruption.


                CONDITIONS PRECEDENT TO SUBSIDIARY'S AND REGENT'S
                               OBLIGATION TO CLOSE

         25. CONDITIONS PRECEDENT TO SUBSIDIARY'S AND REGENT'S OBLIGATIONS. If at the Closing Date the following conditions are satisfied, Subsidiary, subject to the provisions of paragraph 24, shall be obligated (and Regent shall be obligated to cause Subsidiary) to consummate the Merger in accordance with the terms and conditions of this Agreement:

                  (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Faircom contained herein or in any list, certificate or document delivered pursuant to the terms hereof shall be true in all material respects as of the date of this Agreement and as of and at the Closing Date as though made on such date except for changes (i) expressly permitted or contemplated by this Agreement; or (ii) in the ordinary course of business which are not individually, or in the aggregate, material and adverse. Faircom shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by Faircom on or prior to the Closing Date. Faircom shall have delivered to Regent a certificate dated the Closing Date and signed by an officer of Faircom attesting to the above.

                  (b) DELIVERY OF CLOSING DOCUMENTS. Faircom shall have delivered to Subsidiary the Closing Documents described in Paragraph 27 of this Agreement.

                  (c) FAIRCOM LICENSES. Faircom shall be the holder of the Faircom Licenses, and such Faircom Licenses shall be free and clear of conditions, competing applications, petitions to deny, complaints, appeals or any restrictions as might materially limit the operation or prospects of the Faircom Stations as presently authorized.

                  (d) CONSENTS. On the Closing Date, each person, association, corporation or other entity, the consent or approval of which to the surrender and exchange of the Faircom Stock and the Merger of Faircom into Subsidiary, as herein provided (other than dissenting Faircom Stockholders), is then required shall have duly consented thereto, and all other consents required under the terms of the material contracts, leases and agreements identified on Exhibits 2l(t), 21(k-1) and 21(i) and under subparagraphs 21(mm)(vi) and (vii) shall have been obtained.

                  (e) FINAL ORDER. The Commission's Order shall have become a Final Order, unless the failure to obtain the Final Order is caused by the action or inaction of Regent.

                  (f) ADVERSE PROCEEDINGS. As of the Closing Date, no suit, action, claim or governmental proceeding or investigation shall be pending or shall have been instituted, taken, presented or threatened against Faircom which makes unlawful the carrying out of this Agreement, causes this Agreement to be rescinded, or imposes a lien on or requires Regent to divest itself of any of the Faircom Broadcast Assets.

                  (g) EXAMINATION OF REAL PROPERTY. Regent shall have conducted and/or obtained a satisfactory review and examination of the title to and condition of all real property owned by Faircom (including such environmental assessments of said properties as may be currently in existence or as Regent may elect to have conducted at its expense, to be completed within sixty (60) days after the execution of this Agreement).

                  (h) DISSENTERS' RIGHTS. Holders of less than ten percent (10%) (excluding Blue Chip or Miami Valley) of the outstanding Faircom Stock shall have taken all necessary steps to be entitled pursuant to the provisions of
Section 262 of the Delaware Code to make a written demand for payment of the fair value of their shares.

                  (i) FAIRCOM INFORMATION. Faircom shall have provided to Regent all of the Faircom Information for inclusion in the Registration Statement.

                  (j) STOCKHOLDER APPROVAL. The Faircom stockholders shall have approved this Agreement and the Merger contemplated herein.

                  (k) REGISTRATION STATEMENT. The Registration Statement shall have been declared effective, unless the failure to obtain such effectiveness is caused by the actions or inactions of Regent.

                  (l) REGENT FINANCING; ACQUISITION OF PARK LANE. Regent shall have raised and/or shall have commitments for at least $13,700,000 of cash equity and additional bank financing sufficient to finance the acquisition of the assets of the Park Lane Stations, free and clear of all liabilities other than the contracts, leases and agreements to be assumed by Regent, and the closing of such acquisition shall have occurred prior to or concurrently with the Closing hereunder.

                  (m) TAX OPINION OF REGENT'S COUNSEL. Regent shall have received from Strauss & Troy, its legal counsel, to the effect that the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, on the basis of the facts, representations and assumptions set forth in such opinion.

                  (n) CONVERSION OF FAIRCOM SUBORDINATED NOTES. The holders of the Faircom Subordinated Notes shall have converted such Notes (other than the Optional Faircom Subordinated Notes) into Faircom Common Stock on or before the Closing Date.

                        CONDITIONS PRECEDENT TO FAIRCOM'S
                        ---------------------------------
                               OBLIGATION TO CLOSE
                               -------------------

         26. CONDITIONS PRECEDENT TO FAIRCOM'S OBLIGATIONS. If at the Closing Date the following conditions are satisfied, Faircom, subject to the provisions of Paragraph 24, shall be obligated to consummate the Merger in accordance with the terms and conditions of this Agreement:

                  (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Regent and Subsidiary contained herein or in any list, certificate or document delivered pursuant to the provisions hereof shall be true in all material respects as of the date of this Agreement and as of and at the Closing Date as though made on such date except for changes (i) expressly permitted or contemplated by this Agreement; or (ii) in the ordinary course of business which are not individually, or in the aggregate, material and adverse. Regent and Subsidiary shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by Regent and Subsidiary on or prior to the Closing Date, including without limitation taking all necessary and proper corporate action to enter into this Agreement and to consummate the transactions referred to or set forth in this Agreement. Regent and Subsidiary shall have delivered to Faircom a certificate dated the Closing Date and signed by an officer of each entity attesting to the above.

                  (b) CONSIDERATION. All consideration as set forth under paragraphs 12 and 13 of this Agreement which is due on the Closing Date shall have been paid in accordance with the terms of this Agreement.

                  (c) DELIVERY OF CLOSING DOCUMENTS. Regent and Subsidiary shall have delivered to Faircom the Closing Documents described hereafter in paragraph 28 of this Agreement.

                  (d) REGENT LICENSES. Regent shall be the holder of the Regent Licenses, and such Regent Licenses shall be free and clear of conditions, competing applications, petitions to deny, complaints, appeals or any restrictions as might materially limit the operation or prospects of the Regent Station and the Park Lane Stations as presently authorized.

                  (e) FINAL ORDER. The Commission's Order shall have become a Final Order, unless the failure to obtain the Final Order is caused by the actions or inactions of Faircom.

                  (f) CONSENTS. On the Closing Date, each person, association, corporation or other entity, the consent or approval of which to the issuance and delivery of the Preferred Stock, if applicable, and the Merger of Faircom into Subsidiary, as herein provided, is then required shall have duly consented or approved such merger.

                  (g) ADVERSE PROCEEDINGS. As of the Closing Date, no suit, action, claim or governmental proceeding or investigation shall be pending or shall have been instituted, taken, presented or threatened against Regent or Subsidiary which makes unlawful the carrying out of this Agreement, or causes it to be rescinded.

                  (h) ISSUANCE OF PREFERRED STOCK. The issuance of the Preferred Stock pursuant to the terms of this Agreement shall be legally permitted by all applicable laws and regulations and shall be issued pursuant to an effective registration statement filed with the SEC and pursuant to applicable state securities laws.

                  (i) EXAMINATION OF REAL PROPERTY. Faircom shall have conducted and/or obtained a satisfactory review and examination of the title to and condition of all real property owned by Regent (including such environmental assessments of said properties as may be currently in existence or as Faircom may elect to have conducted at its expense, to be completed within sixty (60) days after the execution of this Agreement).

                  (j) REGENT FINANCING; ACQUISITION OF PARK LANE. Regent shall have raised and/or shall have commitments for at least $13,700,000 of cash equity and additional bank financing sufficient to finance the acquisition of the assets of the Park Lane Stations, free and clear of all liabilities other than the contracts, leases and agreements to be assumed by Regent, and the closing of such acquisition shall have occurred prior to or concurrently with the Closing hereunder.

                  (k) STOCKHOLDER APPROVAL. The Faircom Stockholders shall have approved this Agreement and the Merger contemplated herein.

                  (l) REGISTRATION STATEMENT. The Registration Statement shall have been declared effective.

                  (m) TAX OPINION. The Tax Opinion shall not have been withdrawn with reasonable justification, unless such withdrawal is caused by the action or inaction of Faircom.

                  (n) FAIRNESS OPINION. The Fairness Opinion shall not have been withdrawn with reasonable justification, unless such withdrawal is caused by the action or inaction of Faircom.

                  (o) TAX OPINION OF REGENT'S COUNSEL. Strauss & Troy, legal counsel to Regent, shall have delivered to Faircom an opinion, in form and substance reasonably satisfactory to Faircom, to the effect that the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code, on the basis of the facts, representations and assumptions set forth in such opinion.


                                CLOSING DOCUMENTS

         27. CLOSING DOCUMENTS TO BE DELIVERED BY FAIRCOM. On the Closing Date, Faircom shall deliver to Regent and Subsidiary:

                  (a) A certificate signed by the President of Faircom to the effect set forth in paragraph 25(a) hereof.

                  (b) Such other assignments, documents and instruments as counsel for Regent and Subsidiary may reasonably require.

                  (c) An opinion of Fulbright & Jaworski L.L.P., as legal counsel for Faircom, in form satisfactory to counsel for Regent and Subsidiary, dated the Closing Date, to the effect as set forth in Exhibit 27(c) attached hereto.

                  (d) Copies of resolutions of Faircom's Board of Directors and the Faircom stockholders authorizing the execution, delivery and performance of this Agreement and all instruments referred to herein to which Faircom or the Faircom Stockholders are a party, certified by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment.

                  (e) All necessary consents to be obtained by Faircom as set forth under paragraph 25(d).

                  (f) The Faircom Financials, certified as true and correct pursuant to an officer's certificate of Faircom.

                  (g) Certified copies of the Certificate of Incorporation and certificate of good standing for Faircom and each of the Faircom Subsidiaries from the Secretary of State of its state of incorporation and each other state in which it is qualified as a foreign corporation to do business and a certificate or other evidence of good standing as to payment of any applicable taxes from the appropriate taxing authority of each of such states, each dated a recent date prior to the Closing Date.

                  (h) Copies of the Bylaws of Faircom and each of the Faircom Subsidiaries, certified in each case as of the Closing Date by its corporate secretary or an assistant secretary.

                  (i) Signature and incumbency certificates of Faircom's officers executing this Agreement.

         28. CLOSING DOCUMENTS TO BE DELIVERED BY REGENT AND SUBSIDIARY. On the Closing Date, Regent and Subsidiary shall deliver to the Trustee:

                  (a) Certificates for the number of shares of Preferred Stock to be issued in accordance with Paragraphs 12 and 13 hereof.

                  (b) An opinion of Strauss & Troy, counsel for Regent and Subsidiary, in form satisfactory to counsel for Faircom and dated the Closing Date to the effect as set forth in Exhibit 28(b) attached hereto.

                  (c) A certificate signed by the President of Regent and Subsidiary to the effect set forth in paragraph 26(a) hereof.

                  (d) Copies of resolutions of the Boards of Directors of Regent and Subsidiary and Regent as sole stockholder of Subsidiary authorizing the execution, delivery and performance of this Agreement and all instruments referred to herein to which Regent or Subsidiary is a party, certified by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment.

                  (f) A certified copy of a resolution of the Board of Directors of Regent authorizing the issuance of the shares of Preferred Stock to be transferred to the Faircom Stockholders by Subsidiary.

                  (g) All necessary consents to be obtained by Regent and Subsidiary as set forth in Paragraph 25(d).

                  (h) The Regent Financials, certified as true and correct pursuant to an officer's certificate of Regent.

                  (i) Certified copies of the Certificate of Incorporation and certificate of good standing for Regent and each of the Regent Subsidiaries from the Secretary of State of its state of incorporation and each other state in which it is qualified as a foreign corporation to do business and a certificate or other evidence of good standing as to payment of any applicable taxes from the appropriate taxing authority of each of such states, each dated a recent date prior to the Closing Date.

                  (j) Copies of the Bylaws of Regent and each of the Regent Subsidiaries, certified in each case as of the Closing Date by its corporate secretary or an assistant secretary.

                  (k) Signature and incumbency certificates of Regent's officers executing this Agreement.

         29.      [Reserved].

         30. TERMINATION. This Agreement constitutes the binding and irrevocable agreement of the parties to consummate the transactions contemplated hereby, the consideration for which is (i) the covenants set forth herein and (ii) expenditures and obligations incurred and to be incurred by Regent and Subsidiary, on the one hand, and by Faircom, on the other hand, in respect of this Agreement, and this Agreement may be terminated or abandoned only as follows:

                  (a) By the mutual consent of the Boards of Directors of Faircom and Regent, notwithstanding prior approval by the stockholders of either or both of such corporations;

                  (b) By the Boards of Directors of Regent and Faircom in accordance with their respective rights under Paragraph 24;

                  (c) By the Board of Directors of Faircom after June 1, 1998, if any of the conditions set forth in Paragraph 26, to which Faircom's obligations are subject, have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by Faircom's act or failure to act;

                  (d) By the Board of Directors of Regent after June 1, 1998, if any of the conditions set forth in Paragraph 25, to which the obligations of Regent are subject, have not been fulfilled or waived, unless such fulfillment has been frustrated or made impossible by Regent's act or failure to act;

                  (e) By the Board of Directors of Faircom if in the exercise of its good faith determination and in the exercise of its reasonable business judgment, as set forth in Paragraph 12D, as to its fiduciary duties to the Faircom Stockholders imposed by law, the Board of Directors decides that such termination is required.

                  (f) By the Boards of Directors of either Regent or Faircom if the Commission fails, on its own and through no breach on the part of Regent or Faircom, to give its consent to the transfers of control contemplated hereunder in sufficient time to permit a Closing Date no later than June 1, 1998, or if the FCC application for such transfers should be set for evidentiary hearing (other than a hearing at which only oral arguments are to be presented) by the Commission for any reason; provided, however, that the terminating party may not so terminate this Agreement if it is in material breach under any provision of this Agreement, or if such Commission consent has been given in sufficient time prior to the delivery of written notice of termination to permit a Closing Date on or before June 1, 1998.

         31. REMEDIES ON TERMINATION OF AGREEMENT OR DEFAULT PRIOR TO CLOSING.
             -----------------------------------------------------------------

                  (a) In the event this Agreement is terminated solely because of a material breach by Subsidiary or Regent prior to Closing of any term contained in this Agreement or any warranty or representation contained herein, Faircom may terminate this Agreement only if Faircom has given Subsidiary or Regent, as the case may be, thirty (30) days' written notice (or such lesser number of days as are remaining until June 1, 1998 if such breach occurs prior to June 1, 1998) of the specific nature of the breach and Subsidiary or Regent have failed to correct it within that period.

                  (b) In the event of a material breach by Faircom prior to Closing of any term or material covenant contained in this Agreement or any warranty or representation contained herein, Regent and Subsidiary may, at their option, terminate the Agreement and Regent and Subsidiary may recover damages from Faircom or, without terminating this Agreement, obtain specific performance of this Agreement, which Faircom acknowledges is an appropriate remedy because the actual damages recoverable at law may be inadequate or there may not be any other adequate remedy at law. The rights conferred by this subparagraph may not be exercised unless either Subsidiary or Regent has given Faircom thirty (30) days' written notice (or such lesser number of days as are remaining until June 1, 1998 if such breach occurs prior to June 1, 1998) of the specific nature of the breach and Faircom has failed to correct it within that period.

                  (c) Notwithstanding the provisions of subparagraphs 30(a) and
(b) above, neither party shall be entitled to damages or expenses from the other in the event this Agreement fails to close solely due to the failure to obtain in a timely manner the Final Order or to obtain the consent of the Faircom Stockholders described in paragraph 21(mm)(vi), provided that such failure is not attributable, in whole or in part, to circumstances or events within the control of a party hereto or to the failure of such party to use its best efforts to obtain such Final Order or, except as contemplated by subparagraph 30(e), Faircom Stockholder consent.

                  (d) Except as provided in subparagraphs (e) and (f) below, and except as provided in the immediately succeeding sentence, in the event of a termination of this Agreement pursuant to Paragraph 30, each party shall pay the costs and expenses incurred by it in connection with this Agreement, and no party (or any of its officers, directors, employees, agents, representa-tives or stockholders) shall be liable to any other party for any costs, expenses, damage or loss of anticipated profits hereunder. In the event of any termination of this Agreement, the parties shall retain any and all rights attendant to a breach of any covenant, representation or warranty hereunder.

                  (e) In the event this Agreement is terminated by Faircom in accordance with subparagraph 30(e), or in the event this Agreement is not terminated but the Faircom stockholders do not approve the Merger and, within one year from the date of the Faircom Stockholders' meeting, Faircom consummates a transaction pursuant to a Superior Proposal, Faircom shall promptly pay to Regent a fee in the amount of $1,650,000.

                  (f) In the event this Agreement is terminated by Faircom in accordance with subparagraph 31(a) above, Regent shall promptly pay to Faircom $300,000 plus any out-of-pocket expenses incurred by Faircom in connection with this transaction in excess of $300,000; provided that such expenses must be properly documented by Faircom and shall be reasonable and charged at customary hourly rates; and provided further, that in no event shall Regent be required to pay to Faircom more than $823,000 in the aggregate.

                  (g) The parties acknowledge and agree that any and all amounts paid by any party to the other pursuant to the provisions of this Paragraph 31 shall constitute liquidated damages.

         32. BROKERAGE. The parties agree that other than The Crisler Company, no broker or finder was connected with or brought about this transaction. Of the fees due to The Crisler Company, Regent will pay $150,000, and will be entitled to a reduction of the consideration to be paid for the Faircom Stock for the balance of $50,000 to be paid by Faircom, as a reduction of Net Working Capital.

         33. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations, warranties, covenants and agreements herein contained shall be deemed and construed to be continuing representations, warranties, covenants, and agreements which shall survive the consummation of this transaction; and neither the acceptance of delivery of the Regent Stock nor any other consideration hereunder shall constitute a waiver of any covenant, representation, or warranty herein contained. Regent and Subsidiary, on the one hand, and Faircom, on the other, shall remain liable to each other for any damage (subject to the limitations contained in this Agreement) resulting from any breach, failure, non-performance or non-fulfillment of any of their respective covenants, representations or warranties herein, notwithstanding that the injured party may elect to close this transaction with such breach outstanding. No waiver or forbearance by either party in any instance shall constitute or be deemed a waiver or forbearance in any other instance. Any party hereto may waive the conditions to its performance hereunder other than those pertaining to regulatory approval.


                            MISCELLANEOUS PROVISIONS

         34. EMPLOYMENT AGREEMENT. Prior to the mailing of the Registration Statement and effective as of the Closing, Regent and the Chairman and Chief Executive Officer of Faircom shall execute an employment agreement (the "Employment Agreement"). The Employment Agreement shall be substantially in the form attached as Exhibit 34 hereto, with such additional terms and conditions as may be mutually agreed to by the various parties thereto.

         35. HEADINGS. The headings of paragraphs of this Agreement are for convenience of reference only, and do not form a part hereof, and do not in any way modify, interpret or construe the meanings of the parties.

         36. EXECUTION. This Agreement may be executed in one or more counterparts, all of which shall be construed to be one and the same Agreement, and shall become effective when one counterpart has been signed by each party and delivered to the others hereto.

         37. NOTICES. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing, including by facsimile, and shall be deemed to have been duly delivered and received on the date of personal delivery, on the third day after deposit in the U.S. mail if mailed by registered or certified mail, postage prepaid and return receipt requested, on the day after delivery to a nationally recognized overnight courier service if sent by an overnight delivery service for next morning delivery or when dispatched by facsimile transmission (with the facsimile transmission confirmation being deemed conclusive evidence of such dispatch) and shall be addressed to the following addresses, or to such other address as any party may request, in the case of Faircom, by notifying Regent, and in the case of Regent or Subsidiary, by notifying Faircom:

                  If to Regent or Subsidiary:

                  Terry S. Jacobs, Chairman
                  Regent Communications, Inc.
                  50 East RiverCenter Blvd., Suite 180
                  Covington, Kentucky 41011
                  Fax: (606) 292-0352

                  copy to:

                  Strauss & Troy
                  2100 PNC Center
                  201 East Fifth Street
                  Cincinnati, Ohio 45202
                  Attn: Alan C. Rosser, Esq.
                  Fax: (513) 241-8289

                  If to Faircom:

                  Joel M. Fairman, Chairman
                  Faircom Inc.
                  333 Glen Head Road
                  Old Brookville, New York 11545
                  Fax: (516) 676-2631
                  copy to:

                  Fulbright & Jaworski L.L.P.
                  666 Fifth Avenue
                  New York, N.Y. 10103
                  Attn: Anthony Pantaleoni, Esq.
                  Fax: (212) 752-5958

and a copy to:

                  Taft Stettinius & Hollister
                  1800 Star Bank Center
                  425 Walnut Street
                  Cincinnati, Ohio 45202-3957
                  Attn: Gerald S. Greenberg, Esq.
                  Fax: (513) 381-0205

         38. DISCLOSURE. The parties hereto agree that the subject matter of this Agreement is one of the utmost confidentiality and the release of information is a matter of great importance to such parties. The parties hereto agree that no disclosure of any aspect of this Agreement, no press release or other publicity shall be released by either party without the consent of the other; provided, however, the parties hereto may release any information that is required by state or federal law, customarily transmitted to any potential or present senior lender, or a matter of public record on file with the Commission.

         39. RECEIPT OF PREFERRED STOCK. Receipt of the shares of the Preferred Stock by a Faircom Stockholder shall be deemed to be acceptance, ratification and consent by said Faircom Stockholder in all respects to the terms and provisions of this Agreement.

         40. ENTIRE AGREEMENT. This Agreement, together with the Exhibits hereto, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof.

         41. GOVERNING LAW. This Agreement shall be construed and governed in accordance with the laws of the State of Delaware without reference to its conflicts of laws provisions.

         42. SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto (whether by operation or law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

WITNESS:                                FAIRCOM INC.

/s/                                      By:      /s/ Joel M. Fairman
--------------------------                  -----------------------------
                                         Its:     Chairman and Ceo
                                            -----------------------------

WITNESS:                                 REGENT MERGER CORP.

/s/                                      By:      /s/ Terry S. Jacobs
--------------------------                  -----------------------------
                                         Its:     Chairman and Ceo
                                            -----------------------------

WITNESS:                                 REGENT COMMUNICATIONS, INC.

/s/                                      By:      /s/ Terry S. Jacobs
--------------------------                  -----------------------------
                                         Its:     Chairman and Ceo
                                            -----------------------------

The undersigned, Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P., hereby consent and agree to the terms and conditions of the foregoing Merger Agreement (except that such parties shall not be subject to or bound by the representations, warranties or covenants made therein by Faircom) and do hereby covenant and agree that (i) they will convert at least $7.5 million of the outstanding principal amount of Faircom Subordinated Notes into Faircom Common Stock not later than immediately prior to Effectiveness; and (ii) they will enter into an agreement with Faircom to the effect that, upon such conversion, they will have no voting rights with respect to the Faircom Stock into which such Notes are converted until such time as approval of the Commission is no longer required.

                                  BLUE CHIP CAPITAL FUND II LIMITED
                                  PARTNERSHIP

                                  By: Blue Chip Venture Company, Ltd.
                                           Its General Partner

                                  By: /s/ John H. Wyant
                                     ---------------------------------
                                        John H. Wyant
                                        Its:  Manager

                                  MIAMI VALLEY VENTURE FUND L.P.

                                  By: Blue Chip Venture Company of Dayton, Ltd.
                                           Its Special Limited Partner

                                  By: /s/ John H. Wyant
                                     ---------------------------------
                                         John H. Wyant
                                         Its: Manager

         I, _________________________, Secretary of Faircom Inc., a corporation organized and existing under the laws of the State of Delaware ("Faircom"), hereby certify, as such Secretary, that the Agreement of Merger dated December ______, 1997 between Faircom, Regent Merger Corp. and Regent Communications, Inc., to which this certificate is attached, was duly submitted to the Faircom Stockholders at a special meeting of said Faircom Stockholders called and held after at least 20 days' notice by mail as provided by Section 251 of Title 8 of the General Corporation Law of the State of Delaware on the ________ day of __________________, 199___, for the purpose, among other things, of consideration and taking action upon the proposed Agreement of Merger; that _____________ shares of common stock of Faircom were on said date issued and outstanding; that the proposed Agreement of Merger was approved by the affirmative vote of the holders of a majority of the total number of shares of the outstanding common stock of Faircom entitled to vote thereon, and that thereby the Agreement of Merger was at such meeting duly adopted as the act of the Faircom Stockholders and the duly adopted agreement of such corporation.

         WITNESS my hand on this ________ day of ________________, 199___.



                                     ---------------------------------
                                     Secretary



         I, ______________________, Secretary of Regent Merger Corp., a corporation organized and existing under the laws of the State of Delaware ("Subsidiary"), hereby certify, as such Secretary, that the Agreement of Merger dated December _____, 1997, between Faircom Inc., Subsidiary and Regent Communications, Inc., to which this certificate is attached, was duly consented to in writing by Regent Communications, Inc., the holder of all the outstanding stock of Subsidiary, in accordance with Section 228 of Title 8 of the General Corporation Law of the State of Delaware and thereby such Agreement of Merger was duly adopted as the act of the stockholder of Subsidiary, and the duly adopted agreement of such corporation.

         WITNESS my hand on this _________ day of __________________, 199___.



                                    ---------------------------------
                                    Secretary

         The above Agreement of Merger, having been approved by the Board of Directors of each of Faircom Inc. and Subsidiary, and having been adopted separately by the stockholders of Faircom Inc. and the stockholder of Subsidiary, in accordance with the provisions of the General Corporation Law of the State of Delaware, and that fact having been certified on said Agreement of Merger by the Secretary of each of Faircom Inc. and Subsidiary, the ____________ of Faircom Inc. and the ______________ of Regent Merger Corp., do now hereby execute the said Agreement of Merger by authority of the directors and stockholders of Faircom Inc. and the directors and stockholder of Regent Merger Corp., as the respective act, deed and agreement of each of such corporations, on this _____ day of _____________, 199___.


WITNESS:                                    FAIRCOM INC.


                                            By:
---------------------------------------        --------------------------------
                                            Its:
                                                -------------------------------


WITNESS:                                    REGENT MERGER CORP.


                                            By:
---------------------------------------        --------------------------------
                                            Its:
                                                -------------------------------

                                FIRST AMENDMENT
                                       TO
                              AGREEMENT OF MERGER



         This FIRST AMENDMENT TO AGREEMENT OF MERGER (this "First Amendment") dated as of April 7, 1998, is entered into by and among FAIRCOM INC. ("Faircom"), REGENT MERGER CORP. ("Subsidiary"), REGENT COMMUNICATIONS, INC. ("Regent"), BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP ("Blue Chip") and MIAMI VALLEY VENTURE FUND L.P. ("Miami Valley").


         WHEREAS, the parties hereto are parties to an Agreement of Merger dated as of December 5, 1997 (the "Original Agreement"), which contemplates the merger of Faircom into Subsidiary subject to the satisfaction of certain conditions contained therein; and

         WHEREAS, the Original Agreement restricts Regent prior to the closing date of the Merger (the "Closing Date") from taking certain actions without the consent of Faircom, including the issuance of additional equity securities; and

         WHEREAS, Regent has entered into a commitment letter (the "Waller-Sutton Commitment") with Waller-Sutton Media Partners, L.P. ("Waller-Sutton") whereby Waller-Sutton has committed to purchase, subject to the negotiation and execution of definitive documentation and the satisfaction of certain other conditions, a minimum of 2,000,000 shares of a Series F Convertible Preferred Stock and to receive warrants to purchase up to 820,000 shares of Regent Common Stock, all as described in and subject to the terms of the Waller-Sutton Commitment, a copy of which is attached hereto as Exhibit A; and

         WHEREAS, the issuance of such securities to Waller-Sutton may occur on or prior to the Closing Date; and

         WHEREAS, the parties deem it advisable and in their best interests that Regent issue such securities to Waller-Sutton according to the terms contained in the Waller-Sutton Commitment and that the Original Agreement be amended to contemplate and permit the same.

         NOW, THEREFORE, in consideration of the premises and the terms and conditions set forth below, it is hereby agreed as follows.

         A.       CONSENTS AND ACKNOWLEDGMENTS REGARDING WALLER-SUTTON.

                  1. To the extent necessary, Faircom hereby consents to the issuance of up to 3,700,000 shares of Series F Preferred Stock of Regent and warrants to purchase 820,000 shares of Regent Common Stock to Waller-Sutton, all in accordance with the terms of the Waller-Sutton Commitment, subject to the approval of Regent's Amended and Restated Certificate of Incorporation by Faircom's Board of Directors as provided in Paragraph 2(b) below (which approval shall not be unreasonably withheld). If the Series F Preferred Stock is issued to Waller-

Sutton, Faircom hereby further consents to the issuance to General Electric Capital Corporation of warrants to purchase 50,000 shares of Regent Common Stock at $5.00 per share.

                  2. Faircom acknowledges that Regent and Waller-Sutton are currently negotiating the exact terms of the Series F Preferred Stock and agrees that if Waller-Sutton makes its equity investment in Regent on or prior to the Closing Date, Exhibit 1(x) to the Original Agreement will be deemed amended such that all references to Exhibit 1(x) shall be to the Amended and Restated Certificate of Incorporation in such form as shall be approved by the Board of Directors of Faircom.

         B.       SPECIFIC AMENDMENTS TO THE ORIGINAL AGREEMENT.

                  1. Paragraph 5(b) is hereby amended to provide that, if Waller-Sutton makes its equity investment in Regent, the Board of Directors as of and after Effectiveness shall also include Messrs. William H.
Ingram and Richard H. Patterson.

                  2. The first sentence of paragraph 22(b) is hereby amended to provide that 4,300,000 shares have been designated Series C Convertible Preferred Stock.

                     Following the first sentence of paragraph 22(b), there is hereby added the following additional sentence:

                     "If Waller-Sutton Media Partners, L.P. acquires shares of
                  Series F Convertible Preferred Stock of Regent, as of Effectiveness, 3,700,000 shares will have been designated Series F Convertible Preferred Stock."

                  3. Exhibit 22(g) is hereby amended to add the following items:

                     "13. Stock Purchase Agreement dated as of December 1, 1997 between William L. Stakelin and Regent Communications, Inc.

                     14. Agreement to Issue Warrant dated as of March 25, 1998 between Regent Communications, Inc. and River Cities Capital Fund Limited Partnership."


                  4. Exhibit 22(ll) is hereby amended to add the following transactions, which may be consummated concurrently with the Merger:

                     "5. Regent intends to acquire all of the outstanding capital stock of Alta California Broadcasting, Inc. by virtue of a merger of Alta with and into a wholly-owned subsidiary of Regent.

                     6. Regent intends to purchase the FCC licenses and related assets used in the operation of radio stations KFLG(AM) and KFLG(FM).

                     7. Regent intends to acquire all of the outstanding capital stock of Topaz Broadcasting, Inc. by virtue of a merger of Topaz with and into a wholly-owned subsidiary of Regent. Regent also intends to purchase the FCC licenses and related assets used in the operation of radio stations KIXW(AM) and KZXY(FM)."

         C.       MISCELLANEOUS.

         1. This First Amendment may be executed in one or more counterparts and by facsimile, each of which will be deemed an original and all of which together will constitute one and the same instrument.

         2. This First Amendment embodies the entire agreement and understanding of the parties and supersedes any and all prior agreements and understandings relating to the matters specifically covered herein. Except as amended hereby, the terms and conditions of the Original Agreement remain in full force and effect.

         3. This First Amendment has been duly authorized, validly executed, and delivered by the parties hereto and constitutes a valid and binding obligation of such parties.

         4. All capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Original Agreement.

         IN WITNESS WHEREOF, this First Amendment has been executed as of the date first above written.

REGENT COMMUNICATIONS, INC.



By: /s/ Matthew A. Yeoman

    ---------------------------------------
        Matthew A. Yeoman
        Vice President-Finance


REGENT MERGER CORP.



By: /s/ Matthew A. Yeoman

    ---------------------------------------
        Matthew A. Yeoman
        Vice President-Finance

FAIRCOM INC.




By:  /s/ Joel M. Fairman
    -----------------------------------------
         Joel M. Fairman
         Chairman and Chief Executive Officer



BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP

By:      Blue Chip Venture Company, Ltd.
         Its General Partner



By:  /s/ John H. Wyant
    -----------------------------------------
         John H. Wyant
Its:     Manager



MIAMI VALLEY VENTURE FUND. L.P.

By:      Blue Chip Venture Company of Dayton, Ltd.
         Its Special Limited Partner



By:  /s/ John H. Wyant
    -----------------------------------------
         John H. Wyant
Its:     Manager

                                   EXHIBIT A


                        WALLER-SUTTON COMMITMENT LETTER

                       WALLER-SUTTON MEDIA PARTNERS, L.P.
                            18 BANK STREET, Suite 202
                            SUMMIT, NEW JERSEY 07901


                                 March 19, 1998




                                Commitment Letter
                Purchase of Series C Convertible Preferred Stock
                        and Series F Convertible Stock of
                           Regent Communications, Inc.




Regent Communications, Inc.
Suite 180
50 East River Center Boulevard
Covington, Kentucky  41011
Attn:  Terry S. Jacobs
By Fax:  (606) 292-0352


Dear Terry:

         You have requested that Waller-Sutton Media Partners, L.P. ("Waller-Sutton") commit to purchase an aggregate of $10 million of the Series F Convertible Preferred Stock of Regent Communications, Inc. (the "Company") and, from certain institutional holders, an aggregate of $1.5 million of convertible notes issued by Faircom Inc. (the "Investment"), and to act as financial advisor to the Company in connection with the sale of an additional $8.5 million of the Company's Series F Convertible Preferred Stock (the "Additional Sale").

         Waller-Sutton is pleased to advise you of its commitment to provide the entire amount of the Investment and to act as financial advisor to the Company in connection with the Additional Sale, upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Term Sheet attached hereto as Exhibit A (the "Term Sheet"), which Term Sheet is incorporated herein by reference and made a part hereof.

         It is agreed that, except as expressly provided below, Waller-Sutton will act as the sole and exclusive financial advisor for the Additional Sale. You agree that, except for The Crisler Company, L.P. ("Crisler") acting pursuant to an engagement letter dated November 27, 1997, no other financial advisors and no placement agents will be engaged and no compensation (other than that expressly contemplated by the Term Sheet or provided below) will be paid in connection with the Additional Sale unless you and we shall so agree.

         For a period of 60 days from your execution of this Commitment Letter, you agree that you will not enter into discussions with (or provide any information to) any other party regarding a debt or equity investment in the Company, other than those potential investors introduced by Waller-Sutton and discussions with Bank of Montreal regarding the senior debt commitment previously disclosed and other than the potential issuance of equity or debt securities to sellers of radio stations to the Company, and that you will terminate all other discussions which have been commenced regarding such an investment, provided, however, that after 30 days from your acceptance hereof, you may offer to other parties the opportunity to participate in the Additional Sale, to the extent such participation has not theretofore been allocated to investors introduced to you by Waller-Sutton.

         You agree that we may assign up to an aggregate of $3.5 million of our Investment commitment with respect to the Series F Convertible Preferred Stock to partners of Waller-Sutton and/or financial institutions selected by us.

         You agree to assist us in effecting such assignments, and in interesting prospective investors with respect to the Additional Sale. Such assistance shall include (a) direct contact between appropriate senior management and advisors of the Company, (b) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be distributed to interested parties, and (c) the hosting (including appropriate senior management of the Company), with us, of one or more meetings of prospective equity participants.

         As consideration for our commitment hereunder and our acting as financial advisor you will pay to us such fees and expenses as are indicated in the Term Sheet or are provided for herein.

         Waller-Sutton's commitment hereunder is subject to (a) there not occurring or becoming known to us any adverse change in the business, assets, property, condition (financial or otherwise) or prospects of the Company from that reflected in the business plan of the Company previously delivered to us,
(b) our not becoming aware after the date hereof of any change in agreements, laws, rules and regulations since the date of this Commitment Letter that, in our opinion, would have any material adverse effect on the business, assets, property, condition (financial or otherwise) or prospects of the Company, (c) the negotiation, execution and delivery on or before April 15, 1998 of definitive documentation with respect to the Investment satisfactory to Waller-Sutton and its counsel, (d) the completion, to the satisfaction of Waller-Sutton and its counsel, of due diligence review of the Company, Faircom and the other entities and/or assets to be acquired by the Company at the closing of the Investment, and (e) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of the Investment are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of Waller-Sutton and the Company.

         You agree, (a) to indemnify and hold harmless Waller-Sutton and its affiliates and its officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject insofar as such directly arise out of or relate to or result from any material misstatement or alleged material misstatement contained in any document or information provided to us by you including such documents and information which we may provide to potential investors in furtherance of the Investment or the Additional Sale or which arise out of or relate to or result from the omission to state in any such documents or information a material fact required to be stated therein to make the statements contained therein not misleading (except that with respect to documents or information provided or to be provided to potential investors, the Company's indemnification obligation shall only extend to documents or information provided by the Company or documents or information that the Company has been given an opportunity to review and which the Company does not promptly request (in writing) to be corrected or supplemented, or, if the Company does so request, which are corrected or supplemented substantially in accordance with the Company's request), and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, and (b) to reimburse Waller-Sutton and its affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, consultant's fees and expenses, travel expenses, and fees, charges and disbursements of counsel), arising after February 13, 1998 and through the earlier of the closing of the Investment or the date of termination of this Commitment Letter, incurred in connection with the Investment and any related documentation (including this Commitment Letter, the Term Sheet and the definitive documentation).

         This Commitment Letter shall not be assignable by you without the prior written consent of Waller-Sutton (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and Waller-Sutton. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter is the only agreement that has been entered into among us with respect to the Investment and sets forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

         This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any of its terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) to the Company's officers, agents and advisors who are directly involved in the consideration of this matter, or (b) as may be compelled in a judicial or administrative proceeding or as otherwise, in your good faith judgment, required by law (in which case you agree to inform us promptly thereof).

         The compensation, reimbursement, indemnification and confidentiality provisions contained herein shall remain in full force and effect regardless of whether definitive documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Waller-Sutton's commitment hereunder.

         You hereby irrevocably: (i) submit to the nonexclusive jurisdiction of any state or federal court sitting in the State of New York in any action or proceeding arising out of or relating to this Commitment Letter, (ii) agree that all claims with respect to any such action or proceeding may be heard and determined in such courts, (iii) waive, to the fullest possible extent, the defense of an inconvenient forum, (iv) agree to either maintain an office in New York City where service of process can be affected or appoint an agent in New York City reasonably acceptable to Waller-Sutton to accept service of process in any such action or proceeding by such date as is acceptable by Waller- Sutton,
(v) agree to service of process in any such action or proceeding by mailing of copies thereof (by registered or certified mail if practicable) postage prepaid, or by telecopier, to the then active agent or you at your address set forth above and (vi) agree that if the procedures under clause (v) are not available, nothing herein shall affect the right of Waller-Sutton to affect service of process in any other manner permitted by law, and that it shall have the right to bring any legal proceedings (including a proceeding for enforcement of a judgment entered by any of the aforementioned courts) against you in any court or jurisdiction in accordance with applicable law.

         If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, March 20, 1998. This Commitment Letter shall not be enforceable if all parties to this Commitment Letter have not executed and delivered this Commitment Letter in accordance with the immediately preceding sentence.

         You have represented to us that Crisler has consented to our engagement as financial advisor to the Company as hereinabove contemplated and to the other terms of this Commitment Letter to the extent necessary under your agreement with them.

         Waller-Sutton is pleased to have been given the opportunity to assist you in connection with this important financing and looks forward to working with you.

                              Very truly yours,

                              WALLER-SUTTON MEDIA PARTNERS, L.P.

                              By:  Waller-Sutton Media, L.L.C., general partner



                                   By: /s/
                                       ----------------------------------------
                                           Title:


Accepted and agreed to as of
the date first written above by:

REGENT COMMUNICATIONS, INC.


By: /s/
    ----------------------------
         Title:

                                                                       Exhibit A

                           Regent Communications, Inc.
                                   Term Sheet



Issuer:             Regent Communications, Inc. ("Regent" or the "Company").

Purchaser:          Waller-Sutton Media Partners, L.P. or an affiliated entity
                    ("Waller-Sutton") and its co-investment partners and assignees.

Use of Proceeds:    The net proceeds of the purchase price hereunder and the
                    purchase price of the Additional Series F Shares (as defined below) will be used by Regent to fund the acquisition of 31 radio stations in nine markets in accordance with the business plan provided to Waller-Sutton, including but not limited to the proposed mergers with Alta California
                    Broadcasting and Topaz Broadcasting, the proposed acquisition of The Park Lane Group, the proposed asset purchases of Continental Radio Broadcasting and Ruby
                    Broadcasting and the proposed merger with Faircom Inc. (the
                    "Faircom Merger") (collectively, the "Acquisitions"), as well as to fund acquisitions of radio stations not yet identified. In connection therewith, to the extent approved by the Board of Directors, the funds may be used to pay the purchase price of such acquisitions and for capital expenditures, working capital requirements, closing costs and transaction expenses.

Closing: The parties shall exchange documentation hereunder at a closing to occur on the first date as is reasonably practicable and concurrently with the consummation of the Acquisitions and satisfaction of certain other conditions, which date shall in no event be later than May 31, 1998 (the "Initial Closing").

Securities to be
Purchased:          For a total purchase price of $10.0 million, Waller-Sutton shall receive: (i) 2.0 million shares of the Company's
                    Series F Convertible Preferred Stock ("Series F Preferred"), which shall be convertible into 2.0 million shares of the common stock of the Company representing at least 17.01% of the fully diluted shares as of the Initial Closing (such percentage to be affected by closing adjustments pursuant to pending merger agreements in respect of the Acquisitions), inclusive of all then outstanding options and warrants), and
                    (ii) warrants to purchase 820,000 shares of Regent common stock at $5.00 per share (which will be detachable), which warrants shall be exercisable for no less than 10 years and will, as of the Closing, represent approximately 6.97% of the fully diluted common stock of Regent (such percentage to be affected by closing adjustments pursuant to pending merger agreements in respect of the Acquisitions).

                    Immediately prior to the closing of the Faircom Merger, Waller-Sutton shall also purchase $ 1.5 million of notes issued by Faircom, Inc., which are convertible into shares of Faircom Inc. common stock. The shares of

                           Regent Communications, Inc.
                                   Term Sheet

                    Faircom, Inc. common stock issued to Waller-Sutton on conversion of such notes shall, upon closing of the Faircom Merger, become 414,796 shares of the Company's Series C Preferred Stock ("Series C Preferred") representing at least 3.53% of the fully diluted shares of Regent as of the Initial Closing (such share numbers and percentage to be affected by closing adjustments pursuant to pending merger agreements in respect of the Acquisitions).

Additional Securities
to be Sold:         The Company shall use its best efforts to issue and
                    sell an additional $8.5 million of Series F Preferred (the
                    "Additional Series F Shares") for a period not to exceed 60 days from the Closing, on the same terms as hereinabove provided. Waller-Sutton shall act as financial advisor to Regent in connection with such sale. Regent has represented to Waller-Sutton that the sale of such Additional Series F
                    Shares is not necessary in order for it to complete the Acquisitions (including paying all costs and expenses related thereto), and that any proceeds received from such sale shall be used in connection with future acquisitions.
                    If so requested by Waller-Sutton, Waller-Sutton's purchase commitment in respect of the Series F Preferred will be reduced by up to an aggregate of $3.5 million, on a dollar-for-dollar basis, in respect of the first $3.5 million of Additional Series F Shares sold, in which event the total amount of Additional Series F Shares to be sold will be increased accordingly.

Staging of
Investment:         Only $10.0 million of Series F Convertible Preferred Stock
                    (including the Series F Preferred to be purchased by Waller-Sutton and the Additional Series F Shares) will be issued and sold at the Initial Closing. The balance will be committed to be purchased pursuant to binding agreements entered into as of the Initial Closing, but will be issued at one or more subsequent closings held no later than two
                    (2) years after the Initial Closing to fund future acquisitions or capital expenditures approved by the Company's Board of Directors. All purchasers of Additional
                    Series F Shares and Waller-Sutton will participate in the purchase of shares of Series F Convertible Preferred Stock at the Initial Closing and each subsequent closing on a pro rata basis, based on their respective commitments to purchase shares of Series F Convertible Preferred Stock. All shares of Series F Convertible Preferred Stock will be issued at $5.00 per share (subject to customary anti-dilution adjustments). All Warrants related to all shares of Series F Preferred committed to be purchased will be issued at the Initial Closing, even if certain of the shares of Series F Preferred are not to be issued until subsequent closings.

Capitalization:     Capitalization of the Company at Closing is expected to be approximately as follows (excluding the Additional Series F
                    Shares):


                           Regent Communications, Inc.
                                   Term Sheet

                                                                                   Fully Diluted Ownership
                                                                                   -----------------------
Series A Convertible Preferred                                                            5.27%
Series B Convertible Preferred                                                            4.25%
Series C Convertible Preferred (incl. 283,729 option shares)                             31.64%
Series C "Waller-Sutton" Convertible Preferred                                            3.53%
Series D Convertible Preferred                                                            8.50%
Series E Convertible Preferred
           Alta CA Broadcasting                                                           1.70%
           Thomas Gammon                                                                  3.40%
Series F "Waller-Sutton" Convertible Preferred                                           17.01%
Common Stock (management, incl. options)                                                 17.04%
Common Stock (Waller-Sutton warrants)                                                     6.97%
Common Stock (River Cities warrants)                                                       .68%

           TOTAL                                                                        100.00%
                                                                                        ======



                    There shall be no amendments to the existing terms of either the Series B Preferred Stock or the Series D Preferred Stock of Regent, as reflected in the Certificate of Incorporation or Certificate of Designation of Regent or the Stock Purchase Agreements relating to any such series, without the prior written approval of Waller-Sutton.

Dividends:          The Series F Preferred will be entitled to receive a 10%
                    annual preferred dividend. To the extent cash is not available for distribution, unpaid dividends (whether or not declared) shall accrue and be compounded quarterly until paid. All accrued but unpaid dividends shall be payable in full upon conversion, liquidation or redemption.

                    All other series of preferred stock, including the Series C Preferred, will be entitled to receive a 7% annual preferred dividend. To the extent cash is not available for distribution, unpaid dividends shall accumulate (without compounding). All accumulated but unpaid dividends shall be payable in full upon conversion, liquidation or redemption.

Seniority:          The Series F Preferred and the Series C Preferred will rank senior to all classes of the Company's common stock with respect to distributions, liquidation and the like, junior to the Series B Preferred Stock, and pari passu with all other preferred stock series.

Put: Holders of Series F Preferred may put their respective Series F Preferred to the Company at the greater of liquidation preference (including accrued dividends) or fair market value (computed on an "as converted" basis) commencing five (5) years from the Initial Closing. If Waller-Sutton

                           Regent Communications, Inc.
                                   Term Sheet

                    exercises its "put rights," then holders of any other series of preferred stock outstanding on the Initial Closing in respect of which the Company has granted "tag-along" put rights shall have the right to put their respective preferred stock on the same terms and conditions.

Conversion:         Each holder of Series F Preferred will be able to convert
                    each share of its Series F Preferred into one fully paid share of common stock of the Company, subject to adjustment.

                    Waller-Sutton will be able to convert each share of its Series C Preferred into one fully paid share of common stock of the Company (subject to adjustment), which in total will account for approximately 3.53% of the fully diluted shares of Regent. All Series C Preferred shall be convertible on these same terms.

Management
Options: Messrs. Jacobs and Stakelin each will be granted options for up to 5.5% of the fully diluted ownership of the Company. These will be granted out of an incentive stock option plan for up to 15% of fully diluted ownership of the Company (but in no event will such option plan provide for the issuance of options to purchase more than 2,000,000 shares of common stock), which has been established for Regent management. The exercise price of all Options granted shall be no less than the fair market value of the common stock at the time of grant (and no options granted as of or on the Initial Closing Date shall have an exercise price of less than $5 per share). Grants under such program will be subject to Board approval.

Voting Rights:      Except for the special provisions relating to the election and/or removal of directors which are to be set forth in the Stockholders Agreement referred to below (which provisions may also be set forth in the Company's Certificate of Incorporation), the Series F Preferred and the Series C
                    Preferred shall vote with the common stock of Regent on an as converted basis. In addition, a separate class vote for the Series F Preferred shall be required with respect to any changes in the conversion rate, dividend rate or put or redemption rights of any series of the Company's preferred stock.

Board
Representation:     Regent's current Board of Directors will be reconstituted to provide for a seven member Board of Directors as follows:

                           Management Designees               2 Board seats
                           Waller-Sutton Designees            2 Board seats
                           Blue Chip Capital Designee         1 Board seat
                           River Cities Capital Designee      1 Board seat
                           Joel Fairman                       1 Board seat

                           Regent Communications, Inc.
                                   Term Sheet

                    In addition, each of GE Capital Corporation and BMO Financial shall have the right to have one observer present at each meeting of the Board of Directors.

                    All matters presented to the Board of Directors will require a simple majority vote for approval.

Stockholders
Agreement:          Waller-Sutton and the existing stockholders of Regent
                    (including BMO Financial, GE Capital Corporation, Terry
                    Jacobs, William Stakelin and River Cities Capital Fund), as well as all persons beneficially owning more than 5% of any class of stock of Faircom Inc. (including Blue Chip Capital
                    Fund II, Miami Valley Venture Fund, and Joel Fairman), shall enter into a definitive stockholders agreement relating to Regent.

                    Such agreement shall be in form and substance satisfactory to Waller-Sutton and shall contain provisions reflecting the stockholders' obligations to vote for the Board of Directors as indicated above, and shall contain standard drag along/tag along rights with respect to all existing series and classes of capital stock (other than the Series E Preferred), as well as the requirement that certain major corporate actions, including but not limited to mergers, acquisitions, change of control, issuance of equity or debt securities, sale of assets and the like, shall be subject to the express approval of Waller-Sutton if Waller-Sutton and the other members of the Waller-Sutton Group collectively beneficially own more than 10% of the outstanding common stock of the Company. As used herein, the term "Waller-Sutton Group" shall mean Waller-Sutton, direct or indirect partners of Waller-Sutton, affiliates of any thereof, and any other investors introduced to the Company by Waller-Sutton or any of its partners or affiliates.

                    In addition, any series of the Company's preferred stock which contains a separate right of approval with respect to such matters for any party other than Waller-Sutton shall be amended to eliminate such right.

Fees: Regent shall reimburse Waller-Sutton for all reasonable legal, accounting and out-of-pocket expenses associated with the proposed transaction, regardless of whether the transaction contemplated herein is consummated.

                    Regent will also pay for all reasonable out-of-pocket expenses associated with Waller-Sutton's responsibilities as members of the Board of Directors and any Board fees as applicable. Regent will also reimburse GE Capital Corporation and BMO Financial for all reasonable out-of-pocket expenses associated with their designees acting as observers at board meetings.

                           Regent Communications, Inc.
                                   Term Sheet

                    Waller-Sutton will receive a $225,000 fee payable at the Initial Closing. An additional fee of $200,000 shall be paid by Regent to Waller-Sutton at the next closing of the sale of Series F Convertible Preferred Stock, provided that at least $15,000,000 of Series F Convertible Preferred Stock has been purchased or committed to be purchased (including any shares purchased or committed to be purchased by Waller-Sutton, other members of the Waller-Sutton Group or others).

                    Waller-Sutton, or its designee, will receive a $75,000 per year monitoring fee payable quarterly.

Definitive
Agreements:         Waller-Sutton shall cause its counsel to prepare the
                    definitive agreements with respect to the transaction, including, without limitation, the following:

                        1. A stock purchase agreement which will set forth the terms herein, as well as other standard investment terms, conditions, negative and affirmative covenants, anti-dilution and registration rights, representations and warranties and indemnities with respect to undisclosed liabilities, breach of representations and warranties and losses relating to the operation and sale of "radio stations KCBQ (AM) and WSSP(FM);"

                        2. A certificate of designation setting forth the terms of the Company's Series F Preferred Stock; and

                        3.      A form of warrant.

Conditions to Closing:  The following conditions shall be satisfied prior to
                        Closing:

                        1. Execution of definitive documents in form and substance satisfactory to Waller-Sutton and its counsel;

                        2. Closing of the Acquisitions pursuant to their current terms (as disclosed to Waller-Sutton), without amendment or waiver of any terms without prior approval by Waller-Sutton, except for any extension of the outside date for closing thereunder;

                        3. Closing of the sale of the Company's Series B and Series D Preferred Stocks in accordance with their respective terms, without amendment or waiver of any current terms (as disclosed to Waller-Sutton) without prior approval by Waller-Sutton;

                        4. Execution and filing of a certificate of designation for the Series F Preferred;

                           Regent Communications, Inc.
                                   Term Sheet

                        5. Waller-Sutton will be covered under a Directors' and Officers' Liability policy of at least $5 million which is acceptable to Waller-Sutton and its counsel;

                        6. Receipt of final grants from the FCC for all operating licenses for the 31 identified stations prior to the Initial Closing. In addition, Regent must provide an opinion from its FCC counsel covering all customary matters regarding the broadcast operations of each of the stations, the contents of such opinion to be satisfactory to Waller-Sutton and its counsel; and

                        7. Satisfactory completion of Waller-Sutton's due diligence with respect to the Company and the Acquisitions, including review and approval of the Registration Statement on Form S-4 relating to the Faircom Merger.

                        8. Amendment to the engagement agreement between The Crisler Company, L.P. ("Crisler") and the Company reducing the compensation payable to Crisler to 4% with respect to up to $8.5 million of Additional Series F Shares sold to (i) partners of Waller-Sutton or their affiliates,
                                (ii) any of Weiss, Peck & Greer, J.H. Whitney, Hoak Capital, Brentwood Associates or their respective affiliates or (iii) any other persons agreed to by the Company, Crisler and Waller-Sutton.

                       WALLER-SUTTON MEDIA PARTNERS, L.P.
                           18 BANK STREET, SUITE 202
                            SUMMIT, NEW JERSEY 07901




                                 April 24, 1998


Regent Communications, Inc.
suite 180
50 East River Center Boulevard
Covington, Kentucky 41011
Attn: Terry S. Jacobs
By Fax: (606) 292-0352

Dear Terry:

     Reference is made to that certain Commitment Letter dated March 19, 1998, issued by us and accepted and agreed to by you, relating to the commitment of Waller-Sutton Media Partners, L.P. ("Waller-Sutton") to purchase certain shares of the Series F Convertible Preferred Stock of Regent Communications, Inc. (the "Company") and certain convertible notes issued by Faircom, Inc. (the "Commitment Letter"). Waller-Sutton and the Company hereby agree that the Commitment Letter shall be amended as follows:

     1. The phrase "For a period of 60 days from your execution of this Commitment Letter" set forth in the first full paragraph on the top of page 2 of the Commitment Letter is hereby amended to read "For a period of 90 days from your execution of this Commitment Letter," and the phrase "after 30 days from your acceptance hereof" set forth in the first full paragraph on the top of page 2 of the Commitment Letter is hereby amended to read "after 60 days from your acceptance hereof."

     2. The date "April 15, 1998" set forth in clause (c) of the last paragraph on page 2 of the Commitment Letter is hereby amended to read "May 15, 1998."

     Except as expressly amended above, the Commitment Letter remains in full force and effect in accordance with the original terms thereof.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance thereof by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on April 27, 1998. This amendment shall not be enforceable unless you and we have accepted and delivered this amendment in accordance with the preceding sentence.


                                             Very truly yours,

                                             WALLER-SUTTON MEDIA PARTNERS, L.P.


                                             By:  Waller-Sutton Media, L.L.C.,
                                                  general partner


                                                  By: /s/ Bruce M. Hernandez
                                                  ------------------------------
                                                  Title: Chief Executive Officer


Accepted and agreed to as of the date
first written above by:


REGENT COMMUNICATIONS, INC.


By: /s/ Terry S. Jacobs
    -----------------------
    Title: Chairman and CEO

                                SECOND AMENDMENT
                                       TO
                              AGREEMENT OF MERGER

     This Second Amendment to Agreement of Merger (this "Second Amendment") dated as of April 24, 1998, is entered into by and among FAIRCOM INC. ("Faircom"), REGENT MERGER CORP. ("Subsidiary"), REGENT COMMUNICATIONS, INC. ("Regent"), BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP and MIAMI VALLEY VENTURE FUND L.P.

     WHEREAS, the parties hereto are parties to an Agreement of Merger dated as of December 5, 1997 (the "Original Agreement"), which contemplates the merger of Faircom into Subsidiary subject to the satisfaction of certain conditions contained therein; and

     WHEREAS, as of April 7, 1998, the parties entered into a First Amendment to Agreement of Merger amending the Original Agreement to, among other things, contemplate and permit the issuance of certain securities to Waller-Sutton Media Partners, L.P.; and

     WHEREAS, the Original Agreement provides that the aggregate consideration to be paid by Regent to the Faircom Stockholders and Optionholders for the Faircom Stock will be based on a Base Consideration, subject to certain adjustments, including adjustments for Faircom's Net Working Capital, Senior Debt and Senior Debt prepayment premium requirements; and

     WHEREAS, the parties have agreed to the amount of all adjustments to Faircom's Net Working Capital, Senior Debt and other adjustments to Base Consideration, thereby eliminating the necessity for any such Closing adjustment; and

     WHEREAS, the parties deem it to be in their best interests that the Original Agreement be further amended in accordance with the foregoing.

     NOW, THEREFORE, in consideration of the premises and the terms and conditions set forth below, it is hereby agreed as follows.

     A.   AMENDMENTS TO THE ORIGINAL AGREEMENT.

     1. The parties hereby agree that, notwithstanding any provision of the Original Agreement to the contrary, the Consideration After Adjustment shall be $19,974,207.

     2. Paragraph 13(b)(1) of the Original Agreement shall be deleted in its entirety. All other provisions of the Original Agreement affected by this Second Amendment (including without limitation the provisions of Section 13(a)) shall be deemed amended in accordance with the terms of this Second Amendment.

     B.  MISCELLANEOUS.

     1. This Second Amendment may be executed in one or more counterparts and by facsimile, each of which will be deemed an original and all of which together will constitute one and the same instrument.

     2. This Second Amendment embodies the entire agreement and understanding of the parties and supersedes any and all prior agreements and understandings relating to the matters specifically covered herein. Except as amended hereby and by the First Amendment, the terms and conditions of the Original Agreement remain in full force and effect.

     3. This Second Amendment has been duly authorized, validly executed, and delivered by the parties hereto and constitutes a valid and binding obligation of such parties.

     4. All capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Original Agreement.

     IN WITNESS WHEREOF, this Second Amendment has been executed as of the date first above written.

REGENT COMMUNICATIONS, INC.




By:  /s/ Terry S. Jacobs
   --------------------------------------

     Terry S. Jacobs
     Chairman and Chief Executive Officer


REGENT MERGER CORP.



By:  /s/ Terry S. Jacobs
   --------------------------------------

     Terry S. Jacobs
     Chairman and Chief Executive Officer


FAIRCOM INC.



By:  /s/ Joel M. Fairman
   --------------------------------------

     Joel M. Fairman
     Chairman and Chief Executive Officer

BLUE CHIP CAPITAL FUND II LIMITED PARTNERSHIP


By:    Blue Chip Venture Company, Ltd.
       Its General Partner




By:/s/ John H. Wyant
   ---------------------------------

       John H. Wyant
Its:   Manager


MIAMI VALLEY VENTURE FUND, L.P.

By:    Blue Chip Venture Company of Dayton, Ltd.
       Its Special Limited Partner



By:/s/ John H. Wyant
   ---------------------------------

       John H. Wyant
Its:   Manager

                                                                      Appendix B


      CERTIFICATE OF DESIGNATION, NUMBER, POWERS PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS,
     LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF
            SERIES C PREFERRED STOCK OF REGENT COMMUNICATIONS, INC.

         It is hereby certified that:

         1. The name of the corporation (hereinafter called the "corporation") is

                           REGENT COMMUNICATIONS, INC.

         2. The certificate of incorporation (as amended) of the corporation authorizes the issuance of 20,000,000 shares of Preferred Stock (of a par value of $.01 each) and expressly vests in the Board of Directors of the corporation the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative, participating, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

         3. The Board of Directors of the corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions designating an additional 300,000 shares of Preferred Stock as Series C Preferred Stock so that the total number of shares of Series C Preferred Stock shall be 4,300,000:

                  RESOLVED, that the Board of Directors hereby designates an additional 300,000 shares of the corporation's Preferred Stock as Series C Preferred Stock, so that the total number of shares constituting the Series C Preferred Stock shall be 4,300,000 shares;

                  RESOLVED FURTHER, that the statements contained in the foregoing resolution designating the number of the said Series C Preferred Stock shall, upon the effective date of said series, be deemed to be included in and be a part of the certificate of incorporation of the corporation pursuant to the provisions of Sections 104 and 151 of the General Corporation Law of the State of Delaware;

                  RESOLVED FURTHER, that the officers of the corporation and each of them individually hereby are authorized to execute and deliver, for and on behalf of the corporation a Certificate of Designation to be filed with the Delaware Secretary of State and any other documents or filings required by applicable law required to amend the corporation's Certificate and to otherwise effectuate the intent of the foregoing resolutions."

The effective time and date of the series herein certified shall be the filing of this certificate.

IN WITNESS WHEREOF, the undersigned officer has executed this document the 30th day of March, 1998.

                                         /s/_________________________________
                                         William L. Stakelin, President

STATE OF KENTUCKY
                           ) SS:
AT LARGE                   )

         BE IT REMEMBERED, that on this 30th day of March, 1998, before me, the subscriber, a Notary Public in and for said county, personally came William L. Stakelin, the President of Regent Communications, Inc., and acknowledged that he signed the foregoing instrument on behalf of said corporation and that the signing thereof is his voluntary act and deed and the voluntary act and deed of said corporation.

         IN TESTIMONY THEREOF, I have hereunto subscribed my name and affixed my seal on this day and year aforesaid.

                                         /s/_________________________________
                                         Notary Public

                              AMENDED AND RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                           REGENT COMMUNICATIONS, INC.

         Regent Communications, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that the Corporation was originally incorporated under the name "JS Communications, Inc." on November 4, 1996, and that its original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on the same date. The Corporation further certifies that the Corporation changed its named from JS Communications, Inc. to Regent Communications, Inc. upon the filing with the Secretary of State of Delaware of a Certificate of Amendment on May 16, 1997. The Corporation further certifies that this Amended and Restated Certificate of Incorporation amends and restates the provisions previously filed with the Secretary of State of the State of Delaware.

         FIRST: NAME. The name of the Corporation is Regent Communications, Inc.

         SECOND: REGISTERED OFFICE AND REGISTERED AGENT. The registered office of the Corporation in the State of Delaware is 1209 Orange Street, New Castle County, Wilmington, Delaware 19801. The Registered Agent at the same address is The Corporation Trust Company.

         THIRD: PURPOSES. The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

         FOURTH: CAPITAL STOCK.

         A. AUTHORIZED CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifty Million (50,000,000) shares, consisting of a class of Thirty Million (30,000,000) shares of Common Stock, par value of $.01 per share, and a class of Twenty Million (20,000,000) shares of Preferred Stock, par value of $.01 per share.

         B. COMMON STOCK. The Common Stock shall have full voting rights and other characteristics of common stock recognized under the General Corporation Law of the State of


                                      -B3-

Delaware subject to the rights and preferences of Preferred Stock; provided, however, in the event the Corporation holds (directly or indirectly) a license or franchise from a governmental agency to conduct its business and such license or franchise is conditioned upon some or all of the holders of its capital stock possessing prescribed qualifications, such Common Stock and the Preferred Stock shall be subject to redemption by the Corporation, to the extent necessary to prevent the loss of such license or franchise or to reinstate it, for cash, property or rights, including other securities of the Corporation, at such time or times as the Board of Directors determines upon notice and following the same procedures as are applicable to redemption of Preferred Stock at a redemption price equal to its fair market value.

         C. PREFERRED STOCK. The Board of Directors is authorized, subject to the limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

         The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

                  [1] The number of shares constituting that series and the distinctive designation of that series;

                  [2] The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

                  [3] Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

                  [4] Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

                  [5] Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

                  [6] Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

                  [7] The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

                  [8] Any other relative rights, preferences and limitations of that series.



                                      -B4-

         D. DESIGNATION OF SERIES A CONVERTIBLE PREFERRED STOCK. A series of the Preferred Stock of the Corporation is hereby created and authorized, and the designations, amount and stated value of such series of Preferred Stock and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereon, are as follows:

         SECTION 1. DESIGNATION, AMOUNT AND STATED VALUE.

         The shares of such series shall be designated as "Series A Convertible Preferred Stock" (the "Series A Preferred") and the number of shares constituting such series shall be 620,000 shares. The stated value of the Series A Preferred shall be $5 per share, the original per share issue price (the "Stated Value") .

         SECTION 2. DIVIDENDS AND DISTRIBUTIONS.

         The holders of shares of the Series A Preferred shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October (each such date being referred to herein as a "Quarterly Dividend Payment Date"), accruing commencing with the date of issue of such shares, on shares of the Series A Preferred at the rate of $.35 per share per annum. No interest shall be paid on accrued but unpaid dividends.

         SECTION 3. VOTING RIGHTS.

         In addition to voting rights required by law or by this Amended Certificate of Incorporation, as amended or restated from time to time (the "Certificate of Incorporation"), subject to restrictions contained in this Certificate of Incorporation the holders of Series A Preferred shall be entitled to vote on all matters submitted to a vote of the Corporation's stockholders. Except as otherwise required by law or provided by this Certificate of Incorporation, the holders of the Series A Preferred, the holders of the Series C Preferred, the holders of the Series D Preferred (under certain conditions), the holders of the Series E Preferred and the holders of the Corporation's Common Stock shall vote together as one class with one vote per share (in the case of Preferred Stock, subject to adjustments as provided in Section 7 below and if convertible into Common Stock, one vote per share of Common Stock into which such convertible Preferred Stock is then convertible) on all matters submitted to a vote of the Corporation's stockholders.

         SECTION 4. CERTAIN RESTRICTIONS.

         Whenever dividends payable on the Series A Preferred as provided in
Section 2 are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series A Preferred outstanding shall have been paid in full or declared and set apart for payment, the Corporation shall not (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred, except dividends paid ratably on the Series A Preferred and all such parity stock on which dividends are payable or in



                                      -B5-
arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior to the Series A Preferred or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series A Preferred, or (D) purchase or otherwise acquire for consideration any shares of the Series A Preferred, or any shares of stock ranking on a parity with the Series A Preferred except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

         SECTION 5. REACQUIRED SHARES.

         Any shares of the Series A Preferred which have been converted to Common Stock or have been purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, or otherwise in accordance with Delaware General Corporation Law.

         SECTION 6. LIQUIDATION, DISSOLUTION OR WINDING UP.

         Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (A) to the holders of the Series A Preferred unless, prior thereto, the holders of the Series B Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred unless, prior thereto, the holders of Series A Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred, except distributions made ratably on the Series A Preferred and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

         SECTION 7. CONVERSION.

         7A. OPTIONAL CONVERSION. Each share of the Series A Preferred may be converted at any time, at the option of the holder thereof, into shares of Common Stock of the Corporation, on the terms and conditions set forth below in this Section 7A:

                  [a] Subject to the provisions for adjustment hereinafter set forth, each share of the Series A Preferred shall be convertible at the option of the holder thereof, in the manner hereinafter set forth, into one (1) fully paid and nonassessable share of Common Stock of the Corporation.





                                      -B6-

                  [b] The number of shares of Common Stock into which each share of the Series A Preferred is convertible shall be adjusted from time to time as follows:

                           [i] In case the Corporation shall at any time or from
                  time to time after the issuance of such share of Series A Preferred declare or pay any dividend on its Common Stock payable in its Common Stock or effect a subdivision of the outstanding shares of its Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise), then, and in each such case, the number of shares of Common Stock into which each share of the Series A Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the sum of (I) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event plus (II) the number of shares of Common Stock which such holder would have been entitled to receive in connection with the occurrence of such event had such share been converted immediately prior thereto, and the denominator of which is the number of shares of Common Stock determined in accordance with clause (I) above. An adjustment made pursuant to this sub-paragraph b[i] shall become effective (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend, or (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action becomes effective.

                           [ii] In case the Corporation at any time or from time
                  to time after the issuance of such share of Series A Preferred shall combine or consolidate the outstanding shares of its Common Stock into a lesser number of shares of Common Stock, by reclassification or otherwise, then, and in each such case, the number of shares of Common Stock into which each share of the Series A Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the number of shares which the holder would have owned after giving effect to such event had such share been converted immediately prior to the occurrence of such event and the denominator of which is the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event. An adjustment made pursuant to this subparagraph b(ii] shall become effective at the close of business on the date immediately prior to the day upon which such corporate action becomes effective.

                           [iii] In case the Corporation after the issuance of
                  such share of Series A Preferred shall: (A) issue any options, warrants, or other rights (excluding those to Blue Chip Capital Fund II Limited Partnership and/or to Miami Valley Venture Fund L.P. as a holder of Series C Preferred pursuant to the terms of a Redemption and Warrant Agreement among the Corporation and them, dated during December, 1997, excluding




                                      -B7-
                  those issued in exchange for options to purchase common stock in Faircom Inc. pursuant to the terms of a merger, and excluding stock options to management of the Corporation exercisable for up to fifteen percent (15%) of the equity securities of the Corporation, on a fully-diluted basis) entitling the holder thereof to subscribe for, or purchase, Common Stock at a price per share which, when added to the amount of consideration received or receivable by the Corporation for such options, warrants, or other rights, is less than the then fair market value per share of the Common Stock at the date of such issuance; (B) issue or sell securities of the Corporation convertible into, or exchangeable for, Common Stock at a price per share which, when added to the amount of consideration received or receivable, from the Corporation for such exchangeable or convertible securities, is less than the then fair market value of a share of Common Stock at the date of such issuance; or (C) issue or sell additional shares of Common Stock for consideration representing less than the then fair market value of the Common Stock at the date of such issuance; then the number of shares of Common Stock into which each share of the Series A Preferred is convertible shall be adjusted so that, thereafter, until further adjusted, the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (w) the number of shares of Common Stock into which such shares are convertible immediately prior to the occurrence of such event by (x) a fraction, the numerator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of additional shares of Common Stock issuable upon exercise of such options, warrants, or rights, or exchangeable or convertible securities, or the additional number of shares of Common Stock issued at such time, and the denominator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of shares of Common Stock that either (y) the sum of the aggregate exercise price of the total number of shares of Common Stock issuable upon exercise of such options, warrants, or rights, or upon conversion or exchange of such convertible securities, and the aggregate amount of consideration, if any, received or receivable by the Corporation for such options, warrants, or rights, or convertible or exchangeable securities, or (z) the aggregate consideration received in connection with the sale of shares of its Common Stock for less than the then fair market value, as the case may be, would purchase at the then fair market value.

                           [iv] In the event that, at any time, or from time to
                  time, after the issuance such share of the Series A Preferred, the Common Stock issuable upon conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend, or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 7A), then, and in any such event, each holder of Series A Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification, or change, all subject to further adjustment as provided herein.




                                      -B8-

                           [v] If at any time, or from time to time after the
                  issuance such share of the Series A Preferred there is a capital reorganization of the Common Stock other than a recapitalization, subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section
                  7A) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all, or substantially all, of the Corporations' properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series A Preferred shall thereafter be entitled to receive upon conversion of the Series A Preferred the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7A with respect to the rights of the holders of Series A Preferred after the reorganization, merger, consolidation, or sale to the end that the provisions of this Section 7A shall be applicable after that event and be as nearly equivalent as may be practicable.

                           [vi] Upon the expiration of any rights, options,
                  warrants or conversion or exchange privileges which caused an adjustment pursuant to this Section 7 to be made, if any thereof shall not have been exercised, the number of shares of Common Stock into which each share of the Series A Preferred is convertible shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (a) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (b) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise plus the aggregate consideration, if any, actually received by the Corporation for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges, whether or not exercised.

                  [c] If any adjustment in the number of shares of Common Stock into which each share of the Series A Preferred may be converted required pursuant to this Section 7A would result in an increase or decrease of less than 1% in the number of shares of Common Stock into which each share of the Series A Preferred is then convertible, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the number of shares of Common Stock into which each share of the Series A Preferred is then convertible; provided that any such adjustments carried forward shall be made immediately following receipt of notice from a holder of the intent to convert all or a portion of the Series A Preferred such that upon conversion the holder shall receive such number of shares of Common Stock as such holder is entitled, taking into account all adjustments required by this Section 7A. All calculations under this paragraph [c] shall be made to the nearest one-hundredth of a share.

                  [d] Subject to the limitation in Section 7A[f] below, the holder of any shares of the Series A Preferred may convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency main-



                                      -B9-
         tained by the Corporation for that purpose, a certificate or certificates representing the shares of Series A Preferred to be converted accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with the provisions of this Section 7A and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and in any event within five business days after the surrender of such certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes, the Corporation shall deliver or cause to be delivered
         (i) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series A Preferred so converted shall be entitled and
         (ii) if less than the full number of shares of the Series A Preferred evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversions shall be deemed to have been made at the close of business on the date of giving of such notice and of such surrender of the certificate or certificates representing the shares of the Series A Preferred to be converted so that the rights of the holder thereof shall cease except for the right to receive Common Stock of the corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.

                  [e] Upon conversion of any shares of the Series A Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series A Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series A Preferred entitled to receive payment of such dividend.

                  [f] Shares of the Series A Preferred may not be converted after the close of business on the third business day preceding the Redemption Date pursuant to Section 8.

                  [g] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series A Preferred.

                  [h] For purposes of this Section, "fair market value" shall be as determined by the Board of Directors in such manner as they shall deem appropriate in their discretion, unless the holder(s) of more than twenty-five percent (25%) of the outstanding shares of Preferred Stock of the Company demand in writing that "fair market value" be determined by an appraiser who shall be mutually acceptable to the Board of Directors and such holders, whose determination shall be binding and whose fees and expenses shall be paid equally by the Company and such holders.

                  [i] The provisions in subpart 7A[b][ii] above shall not apply to, and no adjustment shall be made as a result of, a reverse stock split of Common Stock made by the Corporation on December 1, 1997.





                                     -B10-

         7B. MANDATORY CONVERSION. Each share of the Series A Preferred shall be converted, at the option of the Board of Directors, into shares of Common Stock of the Corporation, on the terms and conditions set forth below in this Section 7B:

                  [a] Subject to the provisions for adjustment set forth in this
         Section 7, each share of the Series A Preferred shall be convertible at the option of the Board of Directors, under the conditions hereinafter set forth, into one (1) fully paid and nonassessable share of Common Stock of the Corporation.

                  [b] The Board of Directors of the Corporation may require conversion of all shares of the Series A Preferred into shares of Common Stock in preparation for or upon any of the following:

                           [i] A public offering of equity securities of the
                  Corporation of at least $10,000,000 in gross proceeds;

                           [ii] A private placement of equity securities of the
                  Corporation of at least $25,000,000 in gross proceeds;

                           [iii] A private placement of equity securities of the
                  Corporation of at least $10,000,000 in gross proceeds under circumstances where the investor(s) reasonably believe the conversion of the Series A Preferred is necessary to achieve its (their) investment objectives;

                           [iv] A merger of the Corporation with another
                  corporation or other entity, whether or not the Corporation is a survivor of such transaction whereby as a result the stockholders of the Corporation hold less than 50% of the outstanding capital stock of the surviving entity; or

                           [v] An acquisition of equity securities of the
                  Corporation in one transaction or in a series of related transactions which results in a transfer of majority voting control of the Corporation.

                  [c] The Series A Preferred shall convert to Common Stock of the Corporation automatically upon notice in writing to the stockholders or upon publication (as determined by the Board of Directors). As promptly as practicable after such notice, and in any event within five business days after the surrender of certificates for the Series A Preferred (if required by the Board of Directors), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series A Preferred so converted shall be entitled. Such conversion shall be deemed to have been made at the close of business on the date of giving of such notice of mandatory conversion so that the rights of the holder thereof shall cease with or without surrender of certificates for the Series A Preferred, except for the right to receive Common Stock of the Corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.




                                     -B11-

                  [d] Upon conversion of the Series A Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series A Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series A Preferred entitled to receive payment of such dividend.

                  [e] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series A Preferred.

         SECTION 8. REDEMPTION.

                  [a] The Corporation may, at the election of its Board of Directors, at any time or from time to time, redeem the whole or part of the Series A Preferred, at the Stated Value, plus an amount equal to all unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of redemption. In case the Corporation shall elect to redeem less than all the Series A Preferred, the Corporation shall select pro rata the shares so to be redeemed, except that if the Board of Directors determines in its reasonable business judgment that to do so by lot would be in the best interests of the Corporation, then the shares so to be redeemed shall be selected by lot in such manner as shall be prescribed by the Board of Directors.

                  [b] Notice of every such redemption shall be mailed, first class postage prepaid, not less than thirty (30) nor more than sixty
         (60) days prior to the date fixed for redemption ("Redemption Date"), to each holder of record of the shares to be redeemed, at his or her address as the same appears on the record of stockholders; but neither failure to mail any such notice to one or more such holders nor any defect in any such notice shall affect the sufficiency of the proceedings for redemptions as to other holders. Each such notice shall state the Redemption Date; the number of shares of Series A Preferred to be redeemed, and, if less than all the shares of Series A Preferred held by such holder are to be redeemed, the manner of selecting by lot the shares to be redeemed; the place or places where such shares are to be surrendered for payment; that dividends on the shares to be redeemed will cease on such Redemption Date; and the effect of such redemption on the right of conversion.

                  [c] Notice having been mailed as aforesaid, from and after the Redemption Date, all dividends on the shares so called for redemption shall cease to accrue, said shares shall no longer be deemed to be outstanding, all rights of the holders thereof as stockholders of the Corporation (except the right to receive payment for the shares, the right to receive declared dividends pursuant to Section 7A[e] above, and the right to convert such shares into shares of Common Stock of the Corporation until the close of business on the third business day preceding the Redemption Date, as provided in Section 7) shall cease, and, upon surrender in accordance with said notice of the certificates for any such shares (properly endorsed or assigned for transfer, if the Board of Directors shall so require), such shares shall be redeemed by the Corporation in accordance with this Section 8. In connection with the determination of the amount of dividends accruing with respect to any conversion in the period between a notice of redemption and the Redemption Date, on a date which is not a Quarterly Dividend Payment Date, the amount of any such dividends shall be prorated based upon the number of days which have elapsed since the immediately preceding Quarterly Dividend Payment Date (excluding such Quarterly Dividend Payment Date itself).




                                     -B12-

         SECTION 9. REPORTS AS TO ADJUSTMENTS.

         Whenever the number of shares of Common Stock into which the shares of the Series A Preferred are convertible is adjusted as provided in Section 7, the Corporation will (A) promptly compute such adjustment and furnish to each transfer agent for the Series A Preferred a certificate, signed by a principal financial officer of the Corporation, setting forth the number of shares of Common Stock into which each share of the Series A Preferred is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective and (B) promptly mail to the holders of record of the outstanding shares of the Series A Preferred a notice stating that the number of shares into which the shares of Series A Preferred are convertible has been adjusted and setting forth the new number of shares into which each share of the Series A Preferred is convertible as a result of such adjustment and when such adjustment will become effective. Notwithstanding the foregoing, the Corporation shall incur no liability for its failure to take any action set forth in this Section 9, nor shall such failure affect the validity, rights or preferences of any shares of the Series A Preferred.

         SECTION 10. RANKING.

         The Series A Preferred shall rank senior to the Common Stock and any other series of Preferred Stock of the Corporation hereafter created (except the Series B Preferred, which shall rank senior to the Series A Preferred, and the Series C Preferred, the Series D Preferred, and the Series E Preferred with which it shall rank equal), as to the payment of dividends and the distribution of assets and rights upon liquidation, dissolution or winding up of the Corporation.

         SECTION 11. DIRECTORSHIP.

         The holders of the Series A Preferred, as a class, shall be entitled to be represented on the Board of Directors by one Director (the "Series A Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred, the Series B Preferred (subject to limitation contained in Article FOURTH, Subpart E, Section
11), the Series C Preferred, the Series D Preferred (subject to limitations contained in Article FOURTH, Subpart G, Sections 3 and 11), the Series E Preferred and holders of Common Stock, except under circumstances where the number of individuals nominated for election exceeds the number of Directors to be elected. In the event the number of individuals nominated for election exceeds the number of Directors to be elected, then the holders of the Series A Preferred shall have the sole right to vote for, elect and remove the individual nominated by them, as a class, to serve as the Series A Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series A Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. In addition, the Series A Director shall serve as a member of the Compensation, Audit, and Nominating Committees of the Board of Directors (or any other committee of the Board performing such functions), which Committees will be composed of at least one Director, in addition to the Series A Director, who is not an employee of the Corporation.

         E. DESIGNATION OF SERIES B SENIOR CONVERTIBLE PREFERRED STOCK. A series of the Preferred Stock of the corporation is hereby created and authorized, and the designations, amount and stated value of such series of Preferred Stock and the voting powers, preferences and relative, participating,


                                     -B13-
optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereon, are as follows:

         SECTION 1. DESIGNATION, AMOUNT AND STATED VALUE.

         The shares of such series shall be designated as Series B Senior Convertible Preferred (the "Series B Preferred") and the number of shares constituting such series shall be 1,000,000 shares. The stated value of the Series B Preferred shall be $5 per share, the original per share issue price (the "Stated Value").

         SECTION 2. DIVIDENDS AND DISTRIBUTIONS.

         The holders of shares of the Series B Preferred shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October (each such date being referred to herein as a "Quarterly Dividend Payment Date"), accruing commencing with the date of issue of such shares, on shares of the Series B Preferred at the rate of $.35 per share per annum. No interest shall be paid on accrued but unpaid dividends.

         SECTION 3. VOTING RIGHTS.

         Except as provided herein or otherwise required by law, the voting power of the Corporation shall be vested in the holders of shares of Common Stock, Series A Preferred, Series C Preferred, Series E Preferred, and such other series of voting preferred stock as are from time to time designated, and the holders of shares of Series B Preferred and the Series D Preferred shall have no voting power except that with respect to the events described below the holders of the Series A Preferred, the holders of the Series B Preferred, the holders of the Series C Preferred, the holders of the Series D Preferred, the holders of the Series E Preferred, and the holders of the Corporation's Common Stock shall vote together as one class with one vote per share (in the case of Preferred Stock, subject to adjustments as provided in Section 7 below and if convertible into Common Stock, one vote per share of Common Stock into which such convertible Preferred Stock is then convertible), to the extent such of the following events are otherwise subject to the vote of any holders of capital stock of the Corporation:

                  [a] any amendment of this Amended and Restated Certificate of Incorporation;

                  [b] a sale of all or substantially all of the assets of the Corporation;

                  [c] the dissolution, liquidation or termination of the Corporation;

                  [d] any acquisition of, or merger of the Corporation with, another corporation or other entity, whether or not the Corporation is a survivor of such transaction;

                  [e] any change in the fundamental nature of the business of the Corporation;

                  [f] any transaction with affiliates, except upon fair and reasonable terms comparable to an arms-length transaction; and



                                     -B14-

                  [g] any change in the Corporation's capital structure in a manner that dilutes the ownership interest of the holders of Series B Preferred.

         SECTION 4. CERTAIN RESTRICTIONS.

         Whenever dividends payable on the Series B Preferred as provided in
Section 2 are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series B Preferred outstanding shall have been paid in full or declared and set apart for payment, the Corporation shall not (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred, except dividends paid ratably on the Series B Preferred and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior to the Series B Preferred or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series B Preferred, or (D) purchase or otherwise acquire for consideration any shares of the Series B Preferred, or any shares of stock ranking on a parity with the Series B Preferred except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

         SECTION 5. REACQUIRED SHARES.

         Any shares of the Series B Preferred which have been converted to Common Stock or have been purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, or otherwise in accordance with Delaware General Corporation Law.

         SECTION 6. LIQUIDATION, DISSOLUTION OR WINDING UP.

         Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (A) to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred unless, prior thereto, the holders of Series B Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment or (B) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred, except distributions made ratably on the Series B Preferred and all other such parity


                                     -B15-
stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

         SECTION 7. CONVERSION.

         Each share of the Series B Preferred may be converted at any time, at the option of the holder thereof, into shares of Common Stock of the Corporation, on the terms and conditions set forth below in this Section 7:

                  [a] Subject to the provisions for adjustment hereinafter set forth, each share of the Series B Preferred shall be convertible at the option of the holder thereof, in the manner hereinafter set forth, into one-half (1/2) fully paid and nonassessable share of Common Stock of the Corporation.

                  [b] The number of shares of Common Stock into which each share of the Series B Preferred is convertible shall be adjusted from time to time as follows:

                           [i] In case the Corporation shall at any time or from
                  time to time after the issuance of such share of Series B Preferred declare or pay any dividend on its Common Stock payable in its Common Stock or effect a subdivision of the outstanding shares of its Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise), then, and in each such case, the number of shares of Common Stock into which each share of the Series B Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the sum of (I) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event plus (II) the number of shares of Common Stock which such holder would have been entitled to receive in connection with the occurrence of such event had such share been converted immediately prior thereto, and the denominator of which is the number of shares of Common Stock determined in accordance with clause (I) above. An adjustment made pursuant to this subparagraph b[i] shall become effective
                  (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend, or
                  (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action becomes effective.

                           [ii] In case the Corporation at any time or from time
                  to time after the issuance of such share of Series B Preferred shall combine or consolidate the outstanding shares of its Common Stock into a lesser number of shares of Common Stock, by reclassification or otherwise, then, and in each such case, the number of shares of Common Stock into which each share of the Series B Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the


                                     -B16-
                  numerator of which is the number of shares which the holder would have owned after giving effect to such event had such share been converted immediately prior to the occurrence of such event and the denominator of which is the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event. An adjustment made pursuant to this subparagraph b[ii] shall become effective at the close of business on the date immediately prior to the day upon which such corporate action becomes effective.

                           [iii] In case the Corporation at any time or from
                  time to time after the issuance of such share of Series B Preferred shall issue warrants, options or other rights to subscribe for or purchase Common Stock (whether or not at the time exercisable) to Blue Chip Capital Fund II Limited Partnership and/or to Miami Valley Venture Fund L.P., as a holder of Series C Preferred, then in such case the number of shares of Common Stock into which each share of the Series B Preferred is convertible shall be adjusted as provided below on the basis that the maximum number of additional shares of Common Stock necessary to effect the conversion or exchange of all such warrants, options or other rights shall be deemed to have been issued as of the date for the determination of the adjusted number of shares of Common Stock as hereinafter provided. For the purpose of this subparagraph 7[b][iii], the date as of which the adjusted number of shares of Common Stock shall be computed shall be the earlier of (A) the date on which the Corporation shall enter into an unconditional contract for the issuance of such warrants, options or other rights, or (B) the date of actual issuance of such warrants, options or other rights.

                                    Upon the issuance or sale of warrants,
                  options, or other rights as provided in the foregoing paragraph, the holder of each share of Series B Preferred shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock equal to the quotient of (A) an amount equal to the product of (x) the number of shares of Common Stock which such holder would have been entitled to receive upon conversion of the Series B Preferred immediately prior to such issuance or sale multiplied by (y) the total number of shares of Common Stock deemed outstanding immediately after such issuance or sale divided by (B) the total number of shares of Common Stock deemed outstanding immediately prior to such issuance or sale. For purposes of this subsection 7[b][iii], the number of shares of Common Stock deemed outstanding shall include the number of shares actually issued and outstanding and the number of shares issuable upon the conversion of the Preferred Stock and the exercise of all warrants and options.

                           [iv] In case the Corporation after the issuance of
                  such share of Series B Preferred shall: (A) issue any options, warrants, or other rights entitling the holder thereof to subscribe for, or purchase, Common Stock at a price per share which, when added to the amount of consideration received or receivable by the Corporation for such options, warrants, or other rights, is less than the then fair market value per share of the Common Stock at the date of such issuance (other than an issuance of warrants or other rights of the Corporation subject to subsection (b)(iii) above and also other than stock options issued in exchange for options to purchase common stock in Faircom Inc. pursuant to the terms of a merger and stock options to management of the Corporation exercisable for up to fifteen percent (15%) of the


                                     -B17-
                  equity securities of the Corporation, on a fully-diluted basis); (B) issue or sell securities of the Corporation convertible into, or exchangeable for, Common Stock at a price per share which, when added to the amount of consideration received or receivable, from the Corporation for such exchangeable or convertible securities, is less than the then fair market value of a share of Common Stock at the date of such issuance; or (C) issue or sell additional shares of Common Stock for consideration representing less than the then fair market value of the Common Stock at the date of such issuance; then the number of shares of Common Stock into which each share of the Series B Preferred is convertible shall be adjusted so that, thereafter, until further adjusted, the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (w) the number of shares of Common Stock into which such shares are convertible immediately prior to the occurrence of such event by (x) a fraction, the numerator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of additional shares of Common Stock issuable upon exercise of such options, warrants, or rights, or exchangeable or convertible securities, or the additional number of shares of Common Stock issued at such time, and the denominator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of shares of Common Stock that either (y) the sum of the aggregate exercise price of the total number of shares of Common Stock issuable upon exercise of such options, warrants, or rights, or upon conversion or exchange of such convertible securities, and the aggregate amount of consideration, if any, received or receivable by the Corporation for such options, warrants, or rights, or convertible or exchangeable securities, or (z) the aggregate consideration received in connection with the sale of shares of its Common Stock for less than the then fair market value, as the case may be, would purchase at the then fair market value.

                           [v] In the event that, at any time, or from time to
                  time, after the issuance of such share of the Series B Preferred, the Common Stock issuable upon conversion of the Series B Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend, or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 7), then, and in any such event, each holder of Series B Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series B Preferred could have been converted immediately prior to such recapitalization, reclassification, or change, all subject to further adjustment as provided herein.

                           [vi] If at any time, or from time to time after the
                  issuance of such share of the Series B Preferred there is a capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section
                  7) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all, or substantially all, of the Corporation's properties and assets to any other person, then, as a part of such


                                     -B18-
                  reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series B Preferred shall thereafter be entitled to receive upon conversion of the Series B Preferred the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the holders of Series B Preferred after the reorganization, merger, consolidation, or sale to the end that the provisions of this
                  Section 7 shall be applicable after that event and be as nearly equivalent as may be practicable.

                           [vii] Upon the expiration of any rights, options,
                  warrants or conversion or exchange privileges which caused an adjustment pursuant to this Section 7 to be made, if any thereof shall not have been exercised, the number of shares of Common Stock into which each share of the Series B Preferred is convertible shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (a) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (b) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise plus the aggregate consideration, if any, actually received by the Corporation for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges, whether or not exercised.

                  [c] If any adjustment in the number of shares of Common Stock into which each share of the Series B Preferred may be converted required pursuant to this Section 7 would result in an increase or decrease of less than 1% in the number of shares of Common Stock into which each share of the Series B Preferred is then convertible, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the number of shares of Common Stock into which each share of the Series B Preferred is then convertible; provided that any such adjustments carried forward shall be made immediately following receipt of notice from a holder of the intent to convert all or a portion of the Series B Preferred such that upon conversion the holder shall receive such number of shares of Common Stock as such holder is entitled, taking into account all adjustments required by this Section
         7. All calculations under this paragraph [c] shall be made to the nearest one-hundredth of a share.

                  [d] Subject to the limitation in Section 7[f] below, the holder of any shares of the Series B Preferred may convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Preferred to be converted accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with the provisions of this Section 7 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by



                                     -B19-
         payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and in any event within five business days after the surrender of such certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes, the Corporation shall deliver or cause to be delivered (I) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series B Preferred so converted shall be entitled and (ii) if less than the full number of shares of the Series B Preferred evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversions shall be deemed to have been made at the close of business on the date of giving of such notice and of such surrender of the certificate or certificates representing the shares of the Series B Preferred to be converted so that the rights of the holder thereof shall cease except for the right to receive Common Stock of the Corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.

                  [e] Upon conversion of any shares of the Series B Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series B Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series B Preferred entitled to receive payment of such dividend.

                  [f] Shares of the Series B Preferred may not be converted after the close of business on the third business day preceding the Redemption Date pursuant to Section 8.

                  [g] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series B Preferred.

                  [h] For purposes of this Section, "fair market value" shall be as determined by the Board of Directors in such manner as they shall deem appropriate in their discretion, unless the holder(s) of more than twenty-five percent (25%) of the outstanding shares of Preferred Stock of the Company demand in writing that "fair market value" be determined by an appraiser, who shall be mutually acceptable to the Board of Directors and such holders, whose determination shall be binding and whose fees and expenses shall be paid equally by the Company and such holders.

         SECTION 8. REDEMPTION.

                  [a] The Corporation may, at the election of its Board of Directors, at any time or from time to time, redeem the whole or part of the Series B Preferred, at the Stated Value, plus an amount equal to all unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of redemption. In case the Corporation shall elect to redeem less than all the Series B Preferred, the Corporation shall select pro rata the shares so to be redeemed, except that if the Board of Directors determines in its reasonable business judgment that to do so by lot would be in the best interests of the Corporation, then the shares so to be redeemed shall be selected by lot in such manner as shall be prescribed by the Board of Directors.




                                     -B20-

                  [b] Notice of every such redemption shall be mailed, first class postage prepaid, not less than thirty (30) nor more than sixty
         (60) days prior to the date fixed for redemption ("Redemption Date"), to each holder of record of the shares to be redeemed, at his or her address as the same appears on the record of stockholders; but neither failure to mail any such notice to one or more such holders nor any defect in any such notice shall affect the sufficiency of the proceedings for redemptions as to other holders. Each such notice shall state the Redemption Date; the number of shares of Series B Preferred to be redeemed, and, if less than all the shares of Series B Preferred held by such holder are to be redeemed, the manner of selecting by lot the shares to be redeemed; the place or places where such shares are to be surrendered for payment; that dividends on the shares to be redeemed will cease on such Redemption Date; and the effect of such redemption on the right of conversion.

                  [c] Notice having been mailed as aforesaid, from and after the Redemption Date, all dividends on the shares so called for redemption shall cease to accrue, said shares shall no longer be deemed to be outstanding, all rights of the holders thereof as stockholders of the Corporation (except the right to receive payment for the shares, and the right to convert such shares into shares of Common Stock of the Corporation until the close of business on the third business day preceding the Redemption Date, as provided in Section 7) shall cease, and, upon surrender in accordance with said notice of the certificates for any such shares (properly endorsed or assigned for transfer, if the Board of Directors shall so require), such shares shall be redeemed by the Corporation in accordance with this Section 8. In connection with the determination of the amount of dividends accruing with respect to any conversion in the period between a notice of redemption and the Redemption Date, on a date which is not a Quarterly Dividend Payment Date, the amount of any such dividends shall be prorated based upon the number of days which have elapsed since the immediately preceding Quarterly Dividend Payment Date (excluding such Quarterly Dividend Payment Date itself)

         SECTION 9. REPORTS AS TO ADJUSTMENTS.

         Whenever the number of shares of Common Stock into which the shares of the Series B Preferred are convertible is adjusted as provided in Section 7, the Corporation will (A) promptly compute such adjustment and furnish to each transfer agent for the Series B Preferred a certificate, signed by a principal financial officer of the Corporation, setting forth the number of shares of Common Stock into which each share of the Series B Preferred is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective and (B) promptly mail to the holders of record of the outstanding shares of the Series B Preferred a notice stating that the number of shares into which the shares of Series B Preferred are convertible has been adjusted and setting forth the new number of shares into which each share of the Series B Preferred is convertible as a result of such adjustment and when such adjustment will become effective. Notwithstanding the foregoing, the Corporation shall incur no liability for its failure to take any action set forth in this Section 9, nor shall such failure affect the validity, rights or preferences of any shares of the Series B Preferred.

         SECTION 10. RANKING.

         The Series B Preferred shall rank senior to the Common Stock, the Series A Preferred, the Series C Preferred, the Series D Preferred, the Series E Preferred, and any other series of Preferred




                                     -B21-

Stock of the Corporation hereafter created, as to the payment of dividends and the distribution of assets and rights upon liquidation, dissolution or winding up of the Corporation.

         SECTION 11. DIRECTORSHIP. The holders of the Series B Preferred, as a class, shall be entitled to be represented on the Board of Directors by one Director (the "Series B Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred (subject to limitations contained in Article FOURTH, Subpart G, Sections 3 and 11), Series E Preferred, and holders of Common Stock, except under circumstances (a) where the right to nominate and vote for the Series B Director would (i) result in attribution of the media interests of the Corporation to, or present any other FCC regulatory issue for, the holders of the Series B Preferred under the rules and written policies of the Federal Communications Commission ("FCC") for so long as the holders of the Series B Preferred seek to have their ownership interest in the Corporation deemed non-attributable under such rules and policies or (ii) in the opinion of FCC counsel to the Corporation, the form of such opinion and the identity of such counsel to be reasonably satisfactory to the holders of the Series B Preferred, present any FCC regulatory issues for the Corporation or (b) where the number of individuals nominated for election exceeds the number of Directors to be elected. In the event the holders of the Series B Preferred have nominated and can vote on an individual for election to the Board of Directors and the number of individuals nominated for election exceeds the number of Directors to be elected, then the holders of the Series B Preferred shall have the sole right to vote for, elect and remove the individual nominated by them, as a class, to serve as the Series B Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series B Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. The right to elect the Series B Director pursuant to the terms hereof shall be exercisable by the holders of a majority of the Series B Preferred at their option upon at least 60 days notice to the Corporation; provided, however, if the Corporation is subject to the reporting requirements of the Securities Exchange Act of 1934, such notice must be provided on or before the date established by the Corporation for the submission of proposals pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934.

         F. DESIGNATION OF SERIES C CONVERTIBLE PREFERRED STOCK. A series of the Preferred Stock of the corporation is hereby created and authorized, and the designations, amount and stated value of such series of Preferred Stock and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereon, are as follows:

         SECTION 1. DESIGNATION, AMOUNT AND STATED VALUE.

         The shares of such series shall be designated as Series C Convertible Preferred (the "Series C Preferred") and the number of shares constituting such series shall be 4,000,000 shares. The stated value of the Series C Preferred shall be $5 per share, the original per share issue price (the "Stated Value").

         SECTION 2. DIVIDENDS AND DISTRIBUTIONS.

         The holders of shares of the Series C Preferred shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October (each such date being referred to herein as a "Quarterly Dividend Payment Date"), accruing

\
commencing with the date of issue of such shares, on shares of the Series C Preferred at the rate of $.35 per share per annum. No interest shall be paid on accrued but unpaid dividends.

         SECTION 3. VOTING RIGHTS.

         In addition to voting rights required by law or by the Certificate of Incorporation, subject to restrictions contained in this Certificate of Incorporation the holders of Series C Preferred shall be entitled to vote on all matters submitted to a vote of the Corporation's stockholders. Except as otherwise required by law or provided by this Certificate of Incorporation, the holders of the Series C Preferred, the holders of the Series A Preferred (under certain conditions), the holders of the Series D Preferred, the holders of the Series E Preferred, and the holders of the Corporation's Common Stock shall vote together as one class with one vote per share (in the case of Preferred Stock, subject to adjustments as provided in Section 7 below and if convertible into Common Stock, one vote per share of Common Stock into which such convertible Preferred Stock is then convertible) on all matters submitted to a vote of the Corporation's stockholders.

         SECTION 4. CERTAIN RESTRICTIONS.

         Whenever dividends payable on the Series C Preferred as provided in section 2 are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series C Preferred outstanding shall have been paid in full or declared and set apart for payment, the Corporation shall not (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred, except dividends paid ratably on the Series C Preferred and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior to the Series C Preferred or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series C Preferred, or (D) purchase or otherwise acquire for consideration any shares of the Series C Preferred, or any shares of stock ranking on a parity with the Series C Preferred except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

         SECTION 5. REACQUIRED SHARES.

         Any shares of the Series C Preferred which have been converted to Common Stock or have been purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series


                                     -B23-
of Preferred Stock to be created by resolution or resolutions of the Board of Directors, or otherwise in accordance with Delaware General Corporation Law.

         SECTION 6. LIQUIDATION, DISSOLUTION OR WINDING UP.

         Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (A) to the holders of the Series C Preferred unless, prior thereto, the holders of the Series B Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred unless, prior thereto, the holders of Series C Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred, except distributions made ratably on the Series C Preferred and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

         SECTION 7. OPTIONAL CONVERSION.

         Each share of the Series C Preferred may be converted at any time, at the option of the holder thereof, into shares of Common Stock of the Corporation, on the terms and conditions set forth below in this Section 7:

                  [a] Subject to the provisions for adjustment hereinafter set forth, each share of the Series C Preferred shall be convertible at the option of the holder thereof, in the manner hereinafter set forth, into one (1) fully paid and nonassessable share of Common Stock of the Corporation.

                  [b] The number of shares of Common Stock into which each share of the Series C Preferred is convertible shall be adjusted from time to time as follows:

                           [i] In case the Corporation shall at any time or from
                  time to time after the issuance of such share of Series C Preferred declare or pay any dividend on its Common Stock payable in its Common Stock or effect a subdivision of the outstanding shares of its Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise), then, and in each such case, the number of shares of Common Stock into which each share of the Series C Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the sum of (I) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event plus (II) the number of shares of Common Stock which such holder would have been entitled to receive in connection with the occurrence of such event had such share been converted immediately prior thereto, and the denominator of which is the number of shares of Common Stock determined in accordance with clause (I) above. An adjustment made


                                     -B24-
                  pursuant to this subparagraph b[i] shall become effective (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend, or
                  (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action becomes effective.

                           [ii] In case the Corporation at any time or from time
                  to time after the issuance of such share of Series C Preferred shall combine or consolidate the outstanding shares of its Common Stock into a lesser number of shares of Common Stock, by reclassification or otherwise, then, and in each such case, the number of shares of Common Stock into which each share of the Series C Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the number of shares which the holder would have owned after giving effect to such event had such share been converted immediately prior to the occurrence of such event and the denominator of which is the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event. An adjustment made pursuant to this subparagraph b[ii] shall become effective at the close of business on the date immediately prior to the day upon which such corporate action becomes effective.

                           [iii] In case the Corporation after the issuance of
                  such share of Series C Preferred shall: (A) issue any options, warrants, or other rights (excluding those to Blue Chip Capital Fund II Limited Partnership and/or to Miami Valley Venture Fund L.P. as a holder of Series C Preferred pursuant to the terms of a Redemption and Warrant Agreement among the Corporation and them, dated during December, 1997 and excluding stock options to management of the Corporation exercisable for up to fifteen percent (15%) of the equity securities of the Corporation, on a fully-diluted basis) entitling the holder thereof to subscribe for, or purchase, Common Stock at a price per share which, when added to the amount of consideration received or receivable by the Corporation for such options, warrants, or other rights, is less than the then fair market value per share of the Common Stock at the date of such issuance: (B) issue or sell securities of the Corporation convertible into, or exchangeable for, Common Stock at a price per share which, when added to the amount of consideration received or receivable, from the Corporation for such exchangeable or convertible securities, is less than the then fair market value of a share of Common Stock at the date of such issuance; or (C) issue or sell additional shares of Common Stock for consideration representing less than the then fair market value of the Common Stock at the date of such issuance; then the number of shares of Common Stock into which each share of the Series C Preferred is convertible shall be adjusted so that, thereafter, until further adjusted, the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (w) the number of shares of Common Stock into which such shares are convertible immediately prior to the occurrence of such event by (x) a fraction, the numerator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of additional



                                     -B25-
                  shares of Common Stock issuable upon exercise of such options, warrants, or rights, or exchangeable or convertible securities, or the additional number of shares of Common Stock issued at such time, and the denominator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of shares of Common Stock that either
                  (y) the sum of the aggregate exercise price of the total number of shares of Common Stock issuable upon exercise of such options, warrants, or rights, or upon conversion or exchange of such convertible securities, and the aggregate amount of consideration, if any, received or receivable by the Corporation for such options, warrants, or rights, or convertible or exchangeable securities, or (z) the aggregate consideration received in connection with the sale of shares of its Common Stock for less than the then fair market value, as the case may be, would purchase at the then fair market value.

                           [iv] In the event that, at any time, or from time to
                  time, after the issuance of such share of the Series C Preferred, the Common Stock issuable upon conversion of the Series C Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend, or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 7), then, and in any such event, each holder of Series C Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series C Preferred could have been converted immediately prior to such recapitalization, reclassification, or change, all subject to further adjustment as provided herein.

                           [v] If at any time, or from time to time after the
                  issuance of such share of the Series C Preferred there is a capital reorganization of the Common Stock other than a recapitalization, subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section
                  7) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all, or substantially all, of the Corporations' properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series C Preferred shall thereafter be entitled to receive upon conversion of the Series C Preferred the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the holders of Series C Preferred after the reorganization, merger, consolidation, or sale to the end that the provisions of this Section 7 shall be applicable after that event and be as nearly equivalent as may be practicable.

                           [vi] Upon the expiration of any rights, options,
                  warrants or conversion or exchange privileges which caused an adjustment pursuant to this Section 7 to be made, if any thereof shall not have been exercised, the number of shares of Common Stock into which each share of the Series B Preferred is convertible shall, upon such


                                     -B26-
                  expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (a) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (b) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise plus the aggregate consideration, if any, actually received by the Corporation for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges, whether or not exercised.

                  [c] If any adjustment in the number of shares of Common Stock into which each share of the Series C Preferred may be converted required pursuant to this Section 7 would result in an increase or decrease of less than 1% in the number of shares of Common Stock into which each share of the Series C Preferred is then convertible, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the number of shares of Common Stock into which each share of the Series C Preferred is then convertible; provided that any such adjustments carried forward shall be made immediately following receipt of notice from a holder of the intent to convert all or a portion of the Series C Preferred such that upon conversion the holder shall receive such number of shares of Common Stock as such holder is entitled, taking into account all adjustments required by this Section
         7. All calculations under this paragraph [c] shall be made to the nearest one-hundredth of a share.

                  [d] The holder of any shares of the Series C Preferred may convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series C Preferred to be converted accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with the provisions of this Section 7 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and in any event within five business days after the surrender of such certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes, the Corporation shall deliver or cause to be delivered
         (i) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series C Preferred so converted shall be entitled and
         (ii) if less than the full number of shares of the Series C Preferred evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversions shall be deemed to have been made at the close of business on the date of giving of such notice and of such surrender of the certificate or certificates representing the shares of the Series C Preferred to be converted so that the rights of the holder thereof shall cease except for the right to receive Common Stock of the Corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.





                                     -B27-

                  [e] Upon conversion of any shares of the Series C Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series C Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series C Preferred entitled to receive payment of such dividend.

                  [f] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series C Preferred.

                  [g] For purposes of this Section, "fair market value" shall be as determined by the Board of Directors in such manner as they shall deem appropriate in their discretion, unless the holder(s) of more than twenty-five percent (25%) of the outstanding shares of Preferred Stock of the Company demand in writing that "fair market value" be determined by an appraiser who shall be mutually acceptable to the Board of Directors and such holders, whose determination shall be binding and whose fees and expenses shall be paid equally by the Company and such holders.

         SECTION 8. MANDATORY CONVERSION.

         Each share of the Series C Preferred shall be converted, at the option of the Board of Directors, into shares of Common Stock of the Corporation, on the terms and conditions set forth below in this Section 8:

                  [a] Subject to the provisions for adjustment set forth in
         Section 7, which shall also apply to conversions pursuant to this
         Section 8, each share of the Series C Preferred shall be convertible at the option of the Board of Directors, under the conditions hereinafter set forth, into one (1) fully paid and nonassessable share of Common Stock of the Corporation.

                  [b] The Board of Directors of the Corporation may require conversion of all shares of the Series C Preferred into shares of Common Stock upon any of the following if, and only if, all other outstanding shares of Preferred Stock of the Corporation, other than those which rank senior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C preferred, are concurrently either redeemed or converted:

                           [i] A public offering of equity securities of the
                  Corporation of at least $10,000,000 in gross proceeds;

                           [ii] A private placement of equity securities of the
                  Corporation of at least $25,000,000 in gross proceeds;

                           [iii] A private placement of equity securities of the
                  Corporation of at least $10,000,000 in gross proceeds under circumstances where the investor(s) reasonably believe the conversion of the Series C Preferred is necessary to achieve its (their) investment objectives;

                           [iv] A merger of the Corporation with another
                  corporation or other entity, whether or not the Corporation is a survivor of such transaction whereby as a result the



                                     -B28-
                  stockholders of the Corporation hold less than 50% of the outstanding capital stock of the surviving entity; or

                           [v] An acquisition of equity securities of the
                  Corporation in one transaction or in a series of related transactions which results in a transfer of majority voting control of the Corporation.

                  [c] The Series C Preferred shall convert to Common Stock of the Corporation automatically upon notice in writing to the stockholders or upon publication (as determined by the Board of Directors). As promptly as practicable after such notice, and in any event within five business days after the surrender of certificates for the Series C Preferred (if required by the Board of Directors), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series C Preferred so converted shall be entitled. Such conversion shall be deemed to have been made at the close of business on the date of giving of such notice of mandatory conversion so that the rights of the holder thereof shall cease with or without surrender of certificates for the Series C Preferred, except for the right to receive Common Stock of the Corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.

                  [d] Upon conversion of the Series C Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series C Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series C Preferred entitled to receive payment of such dividend.

                  [e] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series C Preferred.

         SECTION 9. REPORTS AS TO ADJUSTMENTS.

         Whenever the number of shares of Common Stock into which the shares of the Series C Preferred are convertible is adjusted as provided in Section 7, the Corporation will (A) promptly compute such adjustment and furnish to each transfer agent for the Series C Preferred a certificate, signed by a principal financial officer of the Corporation, setting forth the number of shares of Common Stock into which each share of the Series C Preferred is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective and (B) promptly mail to the holders of record of the outstanding shares of the Series C Preferred a notice stating that the number of shares into which the shares of Series C Preferred are convertible has been adjusted and setting forth the new number of shares into which each share of the Series C Preferred is convertible as a result of such adjustment and when such adjustment will become effective. Notwithstanding the foregoing, the Corporation shall incur no liability for its failure to take any action set forth in this Section 9, nor shall such failure affect the validity, rights or preferences of any shares of the Series C Preferred.

         SECTION 10. RANKING.



                                     -B29-

         The Series C Preferred shall rank senior to the Common Stock and any other series of Preferred Stock of the Corporation hereafter created (except the Series B Preferred, which shall rank senior to the Series C Preferred, and the Series A Preferred, the Series D Preferred and the Series E Preferred, with which it shall rank equal), as to the payment of dividends and the distribution of assets and rights upon liquidation, dissolution or winding up of the Corporation.

         SECTION 11. DIRECTORSHIP.

         The holders of the Series C Preferred, as a class, shall be entitled to be represented on the Board of Directors by one Director (the "Series C Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred, Series B Preferred (subject to limitations contained in Article FOURTH, Subpart E, Section 11), Series C Preferred, Series D Preferred (subject to limitations contained in Article FOURTH, Subpart G, Section 3 and 11), Series E Preferred, and holders of Common Stock, except under circumstances where the number of individuals nominated for election exceeds the number of Directors to be elected, then the holders of the Series C Preferred shall have the sole right to vote for, elect and remove the individuals nominated by them, as a class, to serve as the Series C Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series C Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. The right to elect the Series C Director pursuant to the terms hereof shall be exercisable by the holders of a majority of the Series C Preferred at their option upon at least 60 days notice to the Corporation; provided, however, if the Corporation is subject to the reporting requirements of the Securities Exchange Act of 1934, such notice must be provided on or before the date established by the Corporation for the submission of proposals pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934. The Series C Director, if not an employee of the Corporation, shall serve as a member of the Compensation, Audit, and Nominating Committees of the Board of Directors (or any other Committee of the Board performing such functions), which Committees will be composed of at least one Director, in addition to the Series C Director, who is not an employee of the Corporation.

         G. DESIGNATION OF SERIES D CONVERTIBLE PREFERRED STOCK. A series of the Preferred Stock of the corporation is hereby created and authorized, and the designations, amount and stated value of such series of Preferred Stock and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereon, are as follows:

         SECTION 1. DESIGNATION, AMOUNT AND STATED VALUE.

         The shares of such series shall be designated as Series D Convertible Preferred (the "Series D Preferred") and the number of shares constituting such series shall be 1,000,000 shares. The stated value of the Series D Preferred shall be $5 per share, the original per share issue price (the "Stated Value").

         SECTION 2. DIVIDENDS AND DISTRIBUTIONS.

         The holders of shares of the Series D Preferred shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and


                                     -B30-

October (each such date being referred to herein as a "Quarterly Dividend Payment Date"), accruing commencing with the date of issue of such shares, on shares of the Series D Preferred at the rate of $.35 per share per annum. No interest shall be paid on accrued but unpaid dividends.

         SECTION 3. VOTING RIGHTS.

         Except as provided herein or otherwise required by law, the voting power of the Corporation shall be vested in the holders of shares of Common Stock, Series A Preferred, Series C Preferred, Series E Preferred, and such other series of voting preferred stock as are from time to time designated, and the holders of shares of Series B Preferred and the Series D Preferred shall have no voting power except that with respect to the events described below the holders of the Series A Preferred, the holders of the Series B Preferred, the holders of the Series C Preferred, the holders of the Series D Preferred, the holders of the Series E Preferred, and the holders of the Corporation's Common Stock shall vote together as one class with one vote per share (in the case of Preferred Stock, subject to adjustments as provided in Section 7 below and if convertible into Common Stock, one vote per share of Common Stock into which such convertible Preferred Stock is then convertible), to the extent such of the following events are otherwise subject to the vote of any holders of capital stock of the Corporation:

                  [a] any amendment of this Amended and Restated Certificate of Incorporation, including the same as it may hereafter be amended or restated, which (i) authorizes, or modifies the rights, preferences or terms of, any security that is or would be senior in any respect to the Series D Preferred, (ii) modifies any of the rights, preferences or terms of the Series D Preferred, or (iii) would otherwise significantly and adversely affect the Series D Preferred.

                  [b] a sale of all or substantially all of the assets of the Corporation;

                  [c] the dissolution, liquidation or termination of the Corporation;

                  [d] any merger of the Corporation with another corporation or entity, whether or not the Corporation is the survivor;

                  [e] any material change in the fundamental nature of the business of the Corporation;

                  [f] any transaction with affiliates, except upon fair and reasonable terms comparable to an arms-length transaction; and

                  [g] any change in the Corporation's capital structure in a manner that dilutes the economic interest of the holders of Series D Preferred.

         At such time as the holders of the Series D Preferred shall have obtained the consent (which does not need to have become final) of the Federal Communications Commission to the exercise by the holders of the Series D Preferred of the voting rights set forth below or at such time as the consent of the Federal Communications Commission is not necessary under applicable law, rule or regulation (in the opinion of counsel acceptable to the Board of Directors),

                                     -B31-
then on the election of a majority of the holders of the Series D Preferred, in addition to voting rights required by law, the holders of Series D Preferred shall be entitled to vote on all matters submitted to a vote of the Corporation's stockholders in accordance with the next sentence. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Series D Preferred and the holders of the Corporation's Common Stock shall vote together as part of the same class and each of the outstanding shares of the Series D Preferred shall have a number of votes per share on a matter equal to the quotient of (a) the lesser of (1) the number of shares of Common Stock into which the outstanding shares of Series D Preferred are then convertible, and (2) the difference between (A) the product of (i) the fraction equal to
0.049 divided by 0.951, multiplied by (ii) the sum of the number of votes entitled to be a cast by the Corporation's Common Stock and any Series of Preferred (other than the Series D Preferred) which votes as a class with the Corporation's Common Stock on such matter minus (B) the number of shares of the Corporation's Common Stock issued pursuant to Section 7[a][i] of this Subarticle G of Article 4 (fully adjusted to reflect the events described in Section 7[c][i] and [ii], divided by (b) the number of outstanding shares of Series D Preferred. It is the intention of this provision that it should be construed consistently with the limitations to which bank holding companies and foreign banks treated as bank holding companies are subject with respect to the ownership or control of voting securities under the Bank Holding Company Act of 1956, as amended.

         SECTION 4. CERTAIN RESTRICTIONS.

         Whenever dividends payable on the Series D Preferred as provided in section 2 are in arrears,, thereafter and until dividends, including all accrued dividends, on shares of the Series D Preferred outstanding shall have been paid in full or declared and set apart for payment, the Corporation shall not (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series D Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series D Preferred, except dividends paid ratably on the Series D Preferred and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series D Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior to the Series D Preferred or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of outstanding shares of Series D Preferred, or (D) purchase or otherwise acquire for consideration any shares of the Series D Preferred, or any shares of stock ranking on a parity with the Series D Preferred except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

         SECTION 5. REACQUIRED SHARES.



                                     -B32-

         Any shares of the Series D Preferred which have been converted to Common Stock or have been purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, or otherwise in accordance with Delaware General Corporation Law.

         SECTION 6. LIQUIDATION, DISSOLUTION OR WINDING UP.

         Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (A) to the holders of the Series D Preferred unless, prior thereto, the holders of the Series B Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series D Preferred unless, prior thereto, the holders of Series D Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series D Preferred, except distributions made ratably on the Series D Preferred and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

         SECTION 7. CONVERSION.

          Subject to Section 7[a], each share of the Series D Preferred may be converted, at the option of the holder thereof, into shares of Common Stock of the Corporation on the terms and conditions set forth below in this Section 7:

                  [a] Shares of Series D Preferred may be converted by a holder only:

                           [i] To acquire a number of shares of Common Stock
                  which, when added to all of the shares of Common Stock previously acquired on conversion of Series D Preferred under this provision (fully adjusted to reflect the events described in Section 7[c], does not exceed 4.99% of the total shares of Common Stock then outstanding; or

                           [ii] In a widely dispersed public distribution of the
                  resulting Common Stock; or

                           [iii] In connection with a private placement in which
                  no one party directly or indirectly acquires the right to purchase in excess of 2% of the Common Stock; or

                           [iv] In an assignment to one or more financial
                  intermediaries (e.g., broker-dealer or investment banker) for the purpose of conducting a widely dispersed distribution of the resulting Common Stock on behalf of the holder; or



                                     -B33-

                           [v] On effectiveness of an amendment to or repeal of
                  the Bank Holding Company Act of 1956, as amended (including any replacement law, "BHCA"), or the International Banking Act of 1978, as amended ("IBA"), as a result of which a bank holding company (as defined in the BHCA) and a foreign bank with a U.S. branch or agency may acquire the resulting shares of Common Stock without limitation; or

                           [vi] On receipt and finality of an order approving
                  the transaction from the Board of Governors of the Federal Reserve System (including any successor agency responsible for supervision and enforcement under the BHCA or IBA, "FRB") under the BHCA or the IBA.

                  [b] Subject to the provisions for adjustment hereinafter set forth, each share of the Series D Preferred shall be convertible at the option of the holder thereof, in the manner hereinafter set forth, into one (1) fully paid and nonassessable share of Common Stock of the Corporation.

                  [c] The number of shares of Common Stock into which each share of the Series D Preferred is convertible shall be adjusted from time to time as follows:

                           [i] In case the Corporation shall at any time or from
                  time to time after the issuance of such share of Series D Preferred declare or pay any dividend on its Common Stock payable in its Common Stock or effect a subdivision of the outstanding shares of its Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise), then, and in each such case, the number of shares of Common Stock into which each share of the Series D Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the sum of (I) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event plus (II) the number of shares of Common Stock which such holder would have been entitled to receive in connection with the occurrence of such event had such share been converted immediately prior thereto, and the denominator of which is the number of shares of Common Stock determined in accordance with clause (I) above. An adjustment made pursuant to this subparagraph b[i] shall become effective
                  (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend, or
                  (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action becomes effective.

                           [ii] In case the Corporation at any time or from time
                  to time after the issuance of such share of Series D Preferred shall combine or consolidate the outstanding shares of its Common Stock into a lesser number of shares of Common Stock, by reclassification or otherwise, then, and in each such case, the number of shares of Common Stock into which each share of the Series D Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by


                                     -B34-
                  multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the number of shares which the holder would have owned after giving effect to such event had such share been converted immediately prior to the occurrence of such event and the denominator of which is the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event. An adjustment made pursuant to this subparagraph b[ii] shall become effective at the close of business on the date immediately prior to the day upon which such corporate action becomes effective.

                           [iii] In case the Corporation after the issuance of
                  such share of Series D Preferred shall: (A) issue any options, warrants, or other rights (excluding those to Blue Chip Capital Fund II Limited Partnership and/or to Miami Valley Venture Fund L.P. as a holder of Series C Preferred Stock pursuant to the terms of a Redemption and Warrant Agreement among the Corporation and them, dated during December, 1997, excluding those issued in exchange for options to purchase common stock in Faircom Inc. pursuant to the terms of a merger, and excluding stock options to management of the Corporation exercisable for up to fifteen percent (15%) of the equity securities of the Corporation, on a fully-diluted basis) entitling the holder thereof to subscribe for, or purchase, Common Stock at a price per share which, when added to the amount of consideration received or receivable by the Corporation for such options, warrants, or other rights, is less than the then fair market value per share of the Common Stock at the date of such issuance; (B) issue or sell securities of the Corporation convertible into, or exchangeable for, Common Stock at a price per share which, when added to the amount of consideration received or receivable, from the Corporation for such exchangeable or convertible securities, is less than the then fair market value of a share of Common Stock at the date of such issuance; or (C) issue or sell additional shares of Common Stock for consideration representing less than the then fair market value of the Common Stock at the date of such issuance; then the number of shares of Common Stock into which each share of the Series D Preferred is convertible shall be adjusted so that, thereafter, until further adjusted, the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (w) the number of shares of Common Stock into which such shares are convertible immediately prior to the occurrence of such event by (x) a fraction, the numerator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of additional shares of Common Stock issuable upon exercise of such options, warrants, or rights, or exchangeable or convertible securities, or the additional number of shares of Common Stock issued at such time, and the denominator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of shares of Common Stock that either (y) the sum of the aggregate exercise price of the total number of shares of Common Stock issuable upon exercise of such options, warrants, or rights, or upon conversion or exchange of such convertible securities, and the aggregate amount of consideration, if any, received or receivable by the Corporation for such options, warrants, or rights, or convertible or exchangeable securities, or (z) the aggregate consideration received in connection with the sale of shares of its Common Stock for less than the then fair market value, as the case may be, would purchase at the then fair market value.



                                     -B35-

                           [iv] In the event that, at any time, or from time to
                  time, after the issuance of such share of the Series D Preferred, the Common Stock issuable upon conversion of the Series D Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend, or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 7), then, and in any such event, each holder of Series D Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series D Preferred could have been converted immediately prior to such recapitalization, reclassification, or change, all subject to further adjustment as provided herein.

                           [v] If at any time, or from time to time after the
                  issuance of such share of the Series D Preferred, there is a capital reorganization of the Common Stock other than a recapitalization, subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section
                  7) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all, or substantially all, of the Corporations' properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series D Preferred shall thereafter be entitled to receive upon conversion of the Series D Preferred the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the holders of Series D Preferred after the reorganization, merger, consolidation, or sale to the end that the provisions of this Section 7 shall be applicable after that event and be as nearly equivalent as may be practicable.

                           [vi] Upon the expiration of any rights, options,
                  warrants or conversion or exchange privileges which caused an adjustment pursuant to this Section 7 to be made, if any thereof shall not have been exercised, the number of shares of Common Stock into which each share of the Series D Preferred is convertible shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (a) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (b) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges, whether or not exercised.

                  [d] If any adjustment in the number of shares of Common Stock into which each share of the Series D Preferred may be converted required pursuant to this Section 7 would


                                     -B36-
         result in an increase or decrease of less than 1% in the number of shares of Common Stock into which each share of the Series D Preferred is then convertible, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the number of shares of Common Stock into which each share of the Series D Preferred is then convertible; provided that any such adjustments carried forward shall be made immediately following receipt of notice from a holder of the intent to convert all or a portion of the Series D Preferred such that upon conversion the holder shall receive such number of shares of Common Stock as such holder is entitled, taking into account all adjustments required by this Section 7. All calculations under this paragraph [c] shall be made to the nearest one-hundredth of a share.

                  [e] Subject to the limitation in Section 7[g] below, the holder of any shares of the Series D Preferred may convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series D Preferred to be converted accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with the provisions of this Section 7 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and in any event within five business days after the surrender of such certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes, the Corporation shall deliver or cause to be delivered
         (i) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series D Preferred so converted shall be entitled and
         (ii) if less than the full number of shares of the Series D Preferred evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversions shall be deemed to have been made at the close of business on the date of giving of such notice and of such surrender of the certificate or certificates representing the shares of the Series D Preferred to be converted so that the rights of the holder thereof shall cease except for the right to receive Common Stock of the Corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.

                  [f] Upon conversion of any shares of the Series D Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series D Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series D Preferred entitled to receive payment of such dividend.

                  [g] Shares of the Series D Preferred may not be converted after the close of business on the third business day preceding the Redemption Date pursuant to Section 8.




                                     -B37-

                  [h] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series D Preferred.

                  [i] For purposes of this Section, "fair market value" shall be as determined by the Board of Directors in such manner as they shall deem appropriate in their discretion, unless the holder(s) of more than twenty-five percent (25%) of the outstanding shares of Preferred Stock of the Company demand in writing that "fair market value" be determined by an appraiser, who shall be mutually acceptable to the Board of Directors and such holders, whose determination shall be binding and whose fees and expenses shall be paid equally by the Company and such holders.

         SECTION 8. REDEMPTION.

                  [a] The Corporation may, at the election of its Board of Directors, at any time or from time to time, redeem the whole or part of the Series D Preferred, at the Stated Value, plus an amount equal to all unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of redemption. In case the Corporation shall elect to redeem less than all the Series D Preferred, the Corporation shall select pro rata the shares so to be redeemed, except that if the Board of Directors determines in its reasonable business judgment that to do so by lot would be in the best interests of the Corporation, then the shares so to be redeemed shall be selected by lot in such manner as shall be prescribed by the Board of Directors.

                  [b] Notice of every such redemption shall be mailed, first class postage prepaid, not less than thirty (30) nor more than sixty
         (60) days prior to the date fixed for redemption ("Redemption Date"), to each holder of record of the shares to be redeemed, at his or her address as the same appears on the record of stockholders; but neither failure to mail any such notice to one or more such holders nor any defect in any such notice shall affect the sufficiency of the proceedings for redemptions as to other holders. Each such notice shall state the Redemption Date; the number of shares of Series D Preferred to be redeemed, and, if less than all the shares of Series D Preferred held by such holder are to be redeemed, the manner of selecting by lot the shares to be redeemed; the place or places where such shares are to be surrendered for payment; that dividends on the shares to be redeemed will cease on such Redemption Date; and the effect of such redemption on the right of conversion.

                  [c] Notice having been mailed as aforesaid, from and after the Redemption Date, all dividends on the shares so called for redemption shall cease to accrue, said shares shall no longer be deemed to be outstanding, all rights of the holders thereof as stockholders of the Corporation (except the right to receive payment for the shares, the right to receive declared dividends pursuant to Section 7(e) above, and the right to convert such shares into shares of Common Stock of the Corporation until the close of business on the third business day preceding the Redemption Date, as provided in Section 7) shall cease, and, upon surrender in accordance with said notice of the certificates for any such shares (properly endorsed or assigned for transfer, if the Board of Directors shall so require), such shares shall be redeemed by the Corporation in accordance with this Section 8. In connection with the determination of the amount of dividends accruing with respect to any conversion in the period between a notice of redemption and the Redemption Date, on a date which is not a Quarterly Dividend Payment



                                     -B38-

         Date, the amount of any such dividends shall be prorated based upon the number of days which have elapsed since the immediately preceding Quarterly Dividend Payment Date (excluding such Quarterly Dividend Payment Date itself).

         SECTION 9. REPORTS AS TO ADJUSTMENTS.

         Whenever the number of shares of Common Stock into which the shares of the Series D Preferred are convertible is adjusted as provided in Section 7, the Corporation will (A) promptly compute such adjustment and furnish to each transfer agent for the Series D Preferred a certificate, signed by a principal financial officer of the Corporation, setting forth the number of shares of Common Stock into which each share of the Series D Preferred is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective and (B) promptly mail to the holders of record of the outstanding shares of the Series D Preferred a notice stating that the number of shares into which the shares of Series D Preferred are convertible has been adjusted and setting forth the new number of shares into which each share of the Series D Preferred is convertible as a result of such adjustment and when such adjustment will become effective. Notwithstanding the foregoing, the Corporation shall incur no liability for its failure to take any action set forth in this Section 9, nor shall such failure affect the validity, rights or preferences of any shares of the Series D Preferred.

         SECTION 10. RANKING.

         The Series D Preferred shall rank senior to the Common Stock and any other series of Preferred Stock of the Corporation hereafter created (except the Series B Preferred, which shall rank senior to the Series D Preferred, and the Series A Preferred, the Series C Preferred and the Series E Preferred, with which it shall rank equal), as to the payment of dividends and the distribution of assets and rights upon liquidation, dissolution or winding up of the Corporation.

         SECTION 11. DIRECTORSHIP.

                  [a] After the occurrence of the events described in Section 11[b] below, the holders of the Series D Preferred, as a class, shall be entitled to be represented on the Board of Directors by one Director (the "Series D Director") who, upon nomination by such holders, as a class, will stand for election by voting by the holders of the Series A Preferred, Series B Preferred (subject to limitations contained in Article FOURTH, Subpart E,
Section 11), Series C Preferred, Series D Preferred (subject to limitations contained in Article FOURTH, Subpart G, Section 3 and 11), Series E Preferred, and holders of Common Stock, except under circumstances where the number of individuals nominated for election exceeds the number of Directors to be elected. In the event the number of individuals nominated for election exceeds the number of Directors to be elected, then the holders of the Series D Preferred shall have the sole right to vote for, elect and remove the individual nominated by them, as a class, to serve as the Series D Director, and in such event no right to vote for, elect or remove any of the other Directors. The Series D Director, upon being elected, will serve for the same term and have the same voting powers as other Directors. The right to elect the Series D Director pursuant to the terms hereof shall be exercisable by the holders of a majority of the Series D Preferred at their option upon at least 60 days notice to the Corporation provided, however, if the Corporation is subject to the reporting requirements of the Securities Exchange Act of 1934, such notice must be provided on or before the date established by the Corporation for the submission of proposals pursuant to the proxy rules promulgated under the Securities Act of 1934.




                                     -B39-

                  [b] The right set forth in Section 11[a] may be exercised only after:

                            [i][A] Effectiveness of an amendment to or repeal of
                  the BHCA or IBA, as a result of which amendment or repeal a bank holding company (as defined in the BHCA) and a foreign bank with a U.S. branch or agency may appoint a director of Corporation without limitation, or [B] on receipt and finality of an order approving the power to elect a director from the FRB under the BHCA or the IBA; and

                            [ii] On receipt and finality of an order of the
                  Federal Communications Commission consenting thereto, if such consent is then required under applicable law, rule or regulation.

         H. DESIGNATION OF SERIES E CONVERTIBLE PREFERRED STOCK. A series of the Preferred Stock of the Corporation is hereby created and authorized, and the designations, amount and stated value of such series of Preferred Stock and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereon, are as follows:

         SECTION 1. DESIGNATION, AMOUNT AND STATED VALUE.

         The shares of such series shall be designated as "Series E Convertible Preferred Stock" (the "Series A Preferred") and the number of shares constituting such series shall be 5,000,000 shares. The stated value of the Series E Preferred shall be $5 per share, the original per share issue price (the "Stated Value") .

         SECTION 2. DIVIDENDS AND DISTRIBUTIONS.

         The holders of shares of the Series E Preferred shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of funds legally available for such purpose, cumulative dividends payable quarterly in cash on the first business day of January, April, July and October (each such date being referred to herein as a "Quarterly Dividend Payment Date"), accruing commencing with the date of issue of such shares, on shares of the Series E Preferred at the rate of $.35 per share per annum. No interest shall be paid on accrued but unpaid dividends.

         SECTION 3. VOTING RIGHTS.

         In addition to voting rights required by law or by this Amended Certificate of Incorporation, as amended or restated from time to time (the "Certificate of Incorporation"), subject to restrictions contained in this Certificate of Incorporation the holders of Series E Preferred shall be entitled to vote on all matters submitted to a vote of the Corporation's stockholders. Except as otherwise required by law or provided by this Certificate of Incorporation, the holders of the Series A Preferred, the holders of the Series C Preferred, the holders of the Series D Preferred (under certain conditions), the holders of the Series E Preferred and the holders of the Corporation's Common Stock shall vote together as one class with one vote per share (in the case of Preferred Stock, subject to adjustments as provided in Section 7 below and if convertible into Common Stock, one vote per share of Common Stock into which such convertible Preferred Stock is then convertible) on all matters submitted to a vote of the Corporation's stockholders.




                                     -B40-

         SECTION 4. CERTAIN RESTRICTIONS.

         Whenever dividends payable on the Series E Preferred as provided in
Section 2 are in arrears, thereafter and until dividends, including all accrued dividends, on shares of the Series E Preferred outstanding shall have been paid in full or declared and set apart for payment, the Corporation shall not (A) pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series E Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any such junior stock, (B) pay dividends on or make any other distributions on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series E Preferred, except dividends paid ratably on the Series E Preferred and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (C) redeem or purchase or otherwise acquire for consideration any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series E Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior to the Series E Preferred or in satisfaction of contractual obligations to do so entered into with the written consent of the holders of a majority of aggregate outstanding shares of Series A Preferred and Series E Preferred outstanding as of the date of the creation of such contractual obligations, or (D) purchase or otherwise acquire for consideration any shares of the Series E Preferred or any shares of stock ranking on a parity with the Series E Preferred except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

         SECTION 5. REACQUIRED SHARES.

         Any shares of the Series E Preferred which have been converted to Common Stock or have been purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, or otherwise in accordance with Delaware General Corporation Law.

         SECTION 6. LIQUIDATION, DISSOLUTION OR WINDING UP.

         Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (A) to the holders of the Series E Preferred unless, prior thereto, the holders of the Series B Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (B) to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series E Preferred unless, prior thereto, the holders of Series E Preferred shall have received the Stated Value per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared, to the date of such payment, or (C) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series E



                                     -B41-

Preferred, except distributions made ratably on the Series E Preferred and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

         SECTION 7. OPTIONAL CONVERSION.

         Each share of the Series E Preferred may be converted at any time, at the option of the holder thereof, into shares of Common Stock of the Corporation, on the terms and conditions set forth below in this Section 7:

                  [a] Subject to the provisions for adjustment hereinafter set forth, each share of the Series E Preferred shall be convertible at the option of the holder thereof, in the manner hereinafter set forth, into one (1) fully paid and nonassessable share of Common Stock of the Corporation.

                  [b] The number of shares of Common Stock into which each share of the Series E Preferred is convertible shall be adjusted from time to time as follows:

                           [i] In case the Corporation shall at any time or from
                  time to time after the issuance of such share of Series E Preferred declare or pay any dividend on its Common Stock payable in its Common Stock or effect a subdivision of the outstanding shares of its Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise), then, and in each such case, the number of shares of Common Stock into which each share of the Series E Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the sum of (I) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event plus (II) the number of shares of Common Stock which such holder would have been entitled to receive in connection with the occurrence of such event had such share been converted immediately prior thereto, and the denominator of which is the number of shares of Common Stock determined in accordance with clause (I) above. An adjustment made pursuant to this sub-paragraph b[i] shall become effective (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend, or (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action becomes effective.

                           [ii] In case the Corporation at any time or from time
                  to time after the issuance of such share of Series E Preferred shall combine or consolidate the outstanding shares of its Common Stock into a lesser number of shares of Common Stock, by reclassification or otherwise, then, and in each such case, the number of shares of Common Stock into which each share of the Series E Preferred is convertible shall be adjusted so that the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (a) the number of shares of Common Stock into which such share was convertible immediately prior to the occurrence of such event by (b) a fraction, the numerator of which is the number of shares which the holder would have owned after giving effect to such event had such share been converted immediately prior to the occurrence of such event and the denominator of which is the number of shares of Common Stock into which such share was



                                     -B42-
                  convertible immediately prior to the occurrence of such event. An adjustment made pursuant to this subparagraph b(ii] shall become effective at the close of business on the date immediately prior to the day upon which such corporate action becomes effective.

                           [iii] In case the Corporation after the issuance of
                  such share of Series E Preferred shall: (A) issue any options, warrants, or other rights (excluding those to Blue Chip Capital Fund II Limited Partnership and/or to Miami Valley Venture Fund L.P. as a holder of Series C Preferred pursuant to the terms of a Redemption and Warrant Agreement among the Corporation and them, dated during December, 1997, excluding those issued in exchange for options to purchase common stock in Faircom Inc. pursuant to the terms of a merger, and excluding stock options to management of the Corporation exercisable for up to fifteen percent (15%) of the equity securities of the Corporation, on a fully-diluted basis) entitling the holder thereof to subscribe for, or purchase, Common Stock at a price per share which, when added to the amount of consideration received or receivable by the Corporation for such options, warrants, or other rights, is less than the then fair market value per share of the Common Stock at the date of such issuance; (B) issue or sell securities of the Corporation convertible into, or exchangeable for, Common Stock at a price per share which, when added to the amount of consideration received or receivable, from the Corporation for such exchangeable or convertible securities, is less than the then fair market value of a share of Common Stock at the date of such issuance; or (C) issue or sell additional shares of Common Stock for consideration representing less than the then fair market value of the Common Stock at the date of such issuance; then the number of shares of Common Stock into which each share of the Series E Preferred is convertible shall be adjusted so that, thereafter, until further adjusted, the holder of each share thereof shall be entitled to receive, upon the conversion thereof, the number of shares of Common Stock determined by multiplying (w) the number of shares of Common Stock into which such shares are convertible immediately prior to the occurrence of such event by (x) a fraction, the numerator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of additional shares of Common Stock issuable upon exercise of such options, warrants, or rights, or exchangeable or convertible securities, or the additional number of shares of Common Stock issued at such time, and the denominator of which shall be the number of shares of Common Stock outstanding prior to such issuance PLUS the number of shares of Common Stock that either (y) the sum of the aggregate exercise price of the total number of shares of Common Stock issuable upon exercise of such options, warrants, or rights, or upon conversion or exchange of such convertible securities, and the aggregate amount of consideration, if any, received or receivable by the Corporation for such options, warrants, or rights, or convertible or exchangeable securities, or (z) the aggregate consideration received in connection with the sale of shares of its Common Stock for less than the then fair market value, as the case may be, would purchase at the then fair market value.



                                     -B43-

                           [iv] In the event that, at any time, or from time to
                  time, after the issuance of such share of the Series E Preferred, the Common Stock issuable upon conversion of the Series E Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend, or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this Section 7), then, and in any such event, each holder of Series E Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series E Preferred could have been converted immediately prior to such recapitalization, reclassification, or change, all subject to further adjustment as provided herein.

                           [v] If at any time, or from time to time after the
                  issuance of such share of the Series E Preferred there is a capital reorganization of the Common Stock other than a recapitalization, subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section
                  7) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all, or substantially all, of the Corporations' properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series E Preferred shall thereafter be entitled to receive upon conversion of the Series E Preferred the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the holders of Series E Preferred after the reorganization, merger, consolidation, or sale to the end that the provisions of this Section 7 shall be applicable after that event and be as nearly equivalent as may be practicable.

                           [vi] Upon the expiration of any rights, options,
                  warrants or conversion or exchange privileges which caused an adjustment pursuant to this Section 7 to be made, if any thereof shall not have been exercised, the number of shares of Common Stock into which each share of the Series E Preferred is convertible shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (a) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (b) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges, whether or not exercised.

                  [c] If any adjustment in the number of shares of Common Stock into which each share of the Series E Preferred may be converted required pursuant to this Section 7 would result in an increase or decrease of less than 1% in the number of shares of Common Stock


                                     -B44-
         into which each share of the Series E Preferred is then convertible, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the number of shares of Common Stock into which each share of the Series E Preferred is then convertible; provided that any such adjustments carried forward shall be made immediately following receipt of notice from a holder of the intent to convert all or a portion of the Series B Preferred such that upon conversion the holder shall receive such number of shares of Common Stock as such holder is entitled, taking into account all adjustments required by this Section 7. All calculations under this paragraph [c] shall be made to the nearest one-hundredth of a share.

                  [d] The holder of any shares of the Series E Preferred may convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series E Preferred to be converted accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with the provisions of this Section 7 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and in any event within five business days after the surrender of such certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes, the Corporation shall deliver or cause to be delivered
         (i) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series E Preferred so converted shall be entitled and
         (ii) if less than the full number of shares of the Series E Preferred evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversions shall be deemed to have been made at the close of business on the date of giving of such notice and of such surrender of the certificate or certificates representing the shares of the Series E Preferred to be converted so that the rights of the holder thereof shall cease except for the right to receive Common Stock of the corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.

                  [e] Upon conversion of any shares of the Series E Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series E Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series E Preferred entitled to receive payment of such dividend.

                  [f] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series E Preferred.

                  [g] For purposes of this Section, "fair market value" shall be as determined by the Board of Directors in such manner as they shall deem appropriate in their discretion, unless the



                                     -B45-
         holder(s) of more than twenty-five percent (25%) of the outstanding shares of Preferred Stock of the Company demand in writing that "fair market value" be determined by an appraiser, who shall be mutually acceptable to the Board of Directors and such holders, whose determination shall be binding and whose fees and expenses shall be paid equally by the Company and such holders.

         SECTION 8. MANDATORY CONVERSION.

         Each share of the Series E Preferred shall be converted, at the option of the Board of Directors, into shares of Common Stock of the Corporation, on the terms and conditions set forth below in this Section 8:

                  [a] Subject to the provisions for adjustment set forth in this
         Section 7, which shall also apply to conversions pursuant to this
         Section 8, each share of the Series E Preferred shall be convertible at the option of the Board of Directors, under the conditions hereinafter set forth, into one (1) fully paid and nonassessable share of Common Stock of the Corporation.

                  [b] The Board of Directors of the Corporation may require conversion of all shares of the Series E Preferred into shares of Common Stock in preparation for or upon any of the following:

                           [i] A public offering of equity securities of the
                  Corporation of at least $10,000,000 in gross proceeds;

                           [ii] A private placement of equity securities of the
                  Corporation of at least $25,000,000 in gross proceeds;

                           [iii] A private placement of equity securities of the
                  Corporation of at least $10,000,000 in gross proceeds under circumstances where the investor(s) reasonably believe the conversion of the Series E Preferred is necessary to achieve its (their) investment objectives;

                           [iv] A merger of the Corporation with another
                  corporation or other entity, whether or not the Corporation is a survivor of such transaction whereby as a result the stockholders of the Corporation hold less than 50% of the outstanding capital stock of the surviving entity; or

                           [v] An acquisition of equity securities of the
                  Corporation in one transaction or in a series of related transactions which results in a transfer of majority voting control of the Corporation.

                  [c] The Series E Preferred shall convert to Common Stock of the Corporation automatically upon notice in writing to the stockholders or upon publication (as determined by the Board of Directors). As promptly as practicable after such notice, and in any event within five business days after the surrender of certificates for the Series E Preferred (if required by the Board of Directors), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock of the Corporation to which the holder of the Series E Preferred so converted shall be


                                     -B46-
         entitled. Such conversion shall be deemed to have been made at the close of business on the date of giving of such notice of mandatory conversion so that the rights of the holder thereof shall cease with or without surrender of certificates for the Series E Preferred, except for the right to receive Common Stock of the Corporation in accordance herewith, and the converting holder shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.

                  [d] Upon conversion of the Series E Preferred, the holder thereof shall be entitled to receive any accumulated, accrued or unpaid dividends in respect of the shares so converted, including any dividends on such shares of the Series E Preferred declared prior to such conversion if such holder held such shares on the record date fixed for the determination of holders of the Series E Preferred entitled to receive payment of such dividend.

                  [e] The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of all outstanding shares of the Series E Preferred.

         SECTION 9. REPORTS AS TO ADJUSTMENTS.

         Whenever the number of shares of Common Stock into which the shares of the Series E Preferred are convertible is adjusted as provided in Section 7, the Corporation will (A) promptly compute such adjustment and furnish to each transfer agent for the Series E Preferred a certificate, signed by a principal financial officer of the Corporation, setting forth the number of shares of Common Stock into which each share of the Series E Preferred is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective and (B) promptly mail to the holders of record of the outstanding shares of the Series E Preferred a notice stating that the number of shares into which the shares of Series E Preferred are convertible has been adjusted and setting forth the new number of shares into which each share of the Series E Preferred is convertible as a result of such adjustment and when such adjustment will become effective. Notwithstanding the foregoing, the Corporation shall incur no liability for its failure to take any action set forth in this Section 9, nor shall such failure affect the validity, rights or preferences of any shares of the Series E Preferred.

         SECTION 10. RANKING.

         The Series E Preferred shall rank senior to the Common Stock and any other series of Preferred Stock of the Corporation hereafter created (except the Series B Preferred, which shall rank senior to the Series E Preferred, and the Series A Preferred, Series C Preferred, and the Series D Preferred with which it shall rank equal), as to the payment of dividends and the distribution of assets and rights upon liquidation, dissolution or winding up of the Corporation.

         FIFTH: INCORPORATOR. The name and mailing address of the incorporator is Terry Jacobs, 50 East RiverCenter Boulevard, Covington, Kentucky 41011, whose powers as incorporator have ceased by virtue of the election of the Board of Directors.

         SIXTH: ELIMINATION OF DIRECTOR LIABILITY. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the



                                     -B47-

Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this Article is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

         Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

         SEVENTH: RIGHT TO INDEMNIFICATION.

         A. INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party, or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. The Corporation shall be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Corporation.

         B. PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses of directors and executive officers of the Corporation, and may pay the expenses of all other officers, employees or agents of the Corporation, incurred in defending any proceeding, in advance of its final disposition, PROVIDED, however, that the payment of expenses incurred by a director, officer, employee or agent in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director, officer, employee or agent to repay all amounts advanced if it should be ultimately determined that the director, officer, employee or agent is not entitled to be indemnified under this Article SEVENTH or otherwise.

         C. CLAIMS. If a claim for indemnification or payment of expenses under this Article is not paid in full within sixty days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.




                                     -B48-

         D. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article SEVENTH shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

         E. OTHER INDEMNIFICATION. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, enterprise or nonprofit entity, shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

         F. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article SEVENTH shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

         EIGHTH: BYLAWS. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter or repeal bylaws of the Corporation.

                                     *******

         II. That thereafter, pursuant to resolution of its Board of Directors, consents of the stockholders of the corporation were executed, in accordance with Section 228 of the General Corporation Law of the State of Delaware, by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Pursuant to Section 228 of the General Corporation Law of the State of Delaware, written notice has been given to stockholders who have not consented in writing.

         III. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by Terry S. Jacobs, its Chairman, and William J. Stakelin, its Secretary, this 4th day of December, 1997.

                                       By: /S/ TERRY S. JACOBS
                                          ------------------------------
                                          Terry S. Jacobs, Chairman

                                       ATTEST:

                                       /S/ WILLIAM S. STAKELIN
                                          ------------------------------
                                          William J. Stakelin, Secretary



                                     -B49-

                                                                   Appendix C


                          AMENDED AND RESTATED BY-LAWS

                                       OF

                           REGENT COMMUNICATIONS, INC.

                                    ARTICLE I
                                    ---------

                                  STOCKHOLDERS
                                  ------------

                  SECTION 1. ANNUAL MEETING. The annual meeting of stockholders, for the purpose of electing directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix, which date shall be within thirteen (13) months of the last annual meeting of stockholders or, if no such meeting has been held, the date of incorporation.

                  SECTION 2. SPECIAL MEETINGS. Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Chairman of the Board, the President, or the Board of Directors, and shall be called by the President or the Secretary upon the written request of stockholders holding of record twenty percent (20%) or more of all shares of stock outstanding and entitled to vote thereat, to be held at such place, on such date and at such time as the caller of such meeting shall fix. No business other than that specified in the notice shall be considered at any special meeting except with the unanimous consent of all stockholders entitled to receive notice of such meeting.

                  SECTION 3. NOTICES OF MEETINGS. Except as otherwise required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation or By-laws of the Corporation), a written notice of each annual and special meeting of stockholders stating the date, time and place thereof, and in the case of a special meeting, the purpose or purposes thereof, shall be personally delivered, or deposited, postage prepaid, in the U.S. mail for delivery, to each stockholder of record entitled to notice of such meeting, not more than sixty (60) days nor less than ten (10) days before the date on which such meeting is to be held. If mailed, such notice shall be addressed to each stockholder at his address as it appears upon the records of the Corporation. Notice of adjournment of a meeting need not be given if the time and place to which it is adjourned are fixed and announced at such meeting; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in accordance with this Section. At an adjourned meeting, any business may be transacted which could have been transacted at the original meeting.




                                      -C1-

                  Notice of the time, place, and purposes of any meeting of stockholders, whether or not required by law, may be waived in writing, either before or after the holding of such meeting, by any stockholder, which writing shall be filed with or entered upon the records of the meeting. The attendance of any stockholder at any such meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by him of notice of such meeting; provided, however, that such waiver shall not be deemed to permit consideration at a special meeting of any business not specified in the notice.

                  SECTION 4. QUORUM; ADJOURNMENT. At any meeting of stockholders, the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, except when a greater proportion is required by law. Where a separate vote by a class or classes of stock is to be taken, a majority of the outstanding shares of stock of such class or classes, present in person or by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

                  At any meeting, whether a quorum is present or not, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time without notice other than by announcement at the meeting. At any such adjourned meeting at which a quorum is presented, any business may be transacted which could have been transacted at the original meeting.

                  SECTION 5. ORGANIZATION OF MEETINGS. Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer of the Corporation or, in his absence, such person as may be chosen by the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. The Secretary of the Corporation shall act as secretary of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints to act as such.

                  The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as may seem to him to be in order. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

                  SECTION 6. PROXIES AND VOTING. Every stockholder entitled to vote at a meeting of stockholders or to consent or dissent to corporate action in writing without a meeting may authorize another person to act for him as proxy pursuant to an instrument in writing or by a transmission permitted by law filed in accordance


                                      -C2-
         with the procedure established for the meeting. The instrument appointing a proxy must be in writing and must be either signed by the person making the appointment or, in the case of a authorization by means of telegram, cablegram or other form of electronic transmission, must set forth or be submitted with such information from which it may be determined that such telegram, cablegram or other electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission duly constituting the appointment of a proxy may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. A vote in accordance with the terms of a duly authorized and filed proxy shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the appointment unless notice in writing of such death, incapacity or revocation shall have been given to the Corporation before such vote is taken. The presence of a stockholder at a meeting shall not operate to revoke a proxy unless and until notice of such revocation is given to the Corporation in writing or in open meeting.

                  Except as otherwise required by law, all voting, including on the election of directors, may be conducted by voice vote unless a stock vote is demanded by a stockholder entitled to vote or his proxy. Every stock vote shall be taken by written ballot, each of which shall state the name of the stockholder or the proxy voting and such other information as may be required under the procedure established for the meeting. The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take an oath and sign faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability. Every vote taken by ballots shall be conducted by an inspector or inspectors appointed by the chairman of the meeting.

                  In all matters other than the election of directors, the affirmative vote of the majority of shares present, in person or by proxy, at the meeting and entitled to vote on the matter shall constitute the act of the stockholders. The election of directors shall be determined by a plurality of the votes of the shares present, in person or by proxy, at the meeting and entitled to vote in the election of directors. Where a separate vote by class or classes is required, the affirmative vote of the majority of shares of each such class present in person or represented by proxy at the meeting shall be the act of such class.



                                      -C3-

                  SECTION 7. STOCK LIST. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares of stock registered in his or her name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

                  The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such stockholder who is present. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

                  SECTION 8. CONSENT OF STOCKHOLDERS IN LIEU OF MEETING. Any action which is required or may be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings or meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

                  Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date of the earliest dated consent delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in the first paragraph of this Section.




                                      -C4-

                                   ARTICLE II
                                   ----------

                                    DIRECTORS
                                    ---------

                  SECTION 1. NUMBER OF DIRECTORS. The number of directors that shall constitute the entire Board shall be such number as the Board of Directors shall from time to time designate pursuant to the affirmative vote of a majority of the directors then in office, except that in the absence of any such designation, such number of directors shall be two
         (2). Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office, unless, at the time of such decrease, there are vacancies on the Board of Directors which are being eliminated by the decrease.

                  SECTION 2. ELECTION OF DIRECTORS AND TERM OF OFFICE. At all elections of directors the candidates receiving the greatest number of votes shall be elected. Each director shall hold office until the annual meeting of stockholders next succeeding his election and until his successor is elected and qualified, or until his earlier resignation, removal from office, or death.

                  SECTION 3. QUALIFICATION OF DIRECTORS. Directors of the Corporation need not be stockholders of the Corporation.

                  SECTION 4. VACANCIES IN THE BOARD OF DIRECTORS. In the event a vacancy in the Board of Directors or any director's office is created by reason of death, resignation, disqualification, removal or other cause or by reason of an increase in the authorized number of directors, the directors then in office, though less than a majority of the whole authorized number of directors, by the vote of a majority of their number, or a sole remaining director, may fill such vacancy for the unexpired term.

                  SECTION 5. REGULAR MEETINGS OF DIRECTORS. An annual meeting of the Board of Directors shall be held immediately following the adjournment of each annual meeting of stockholders of the Corporation. The Board of Directors may, by resolution, provide for other regular meetings of the Board, to be held at such place or places, on such date or dates, and at such time or times as may established by the Board of Directors and published among all of the directors. Notice of the annual and any such other regular meeting of the Board of Directors shall not be required.




                                      -C5-

                  SECTION 6. SPECIAL MEETINGS OF DIRECTORS. Special meetings of the Board of Directors may be called by one-third (1/3) of the directors then in office (rounded up to the nearest whole number) or by the Chairman of the Board or the President and shall be held at such place, on such date, and at such time as the caller of such meeting shall fix. Notice of the place, date, and time of each such special meeting shall be given each director by whom it is not waived by mailing written notice not less than five (5) days before the meeting or by telegraphing or telexing or by facsimile transmission of the same not less than twenty-four (24) hours before the meeting. Such notice may be waived in writing, either before or after the holding of such meeting, by any director, which writing shall be filed with or entered upon the records of the meeting. The attendance of any director at any such meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by him of notice of such meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting of directors.

                  SECTION 7. QUORUM. At any meeting of the Board of Directors, a majority of the whole authorized number of directors shall constitute a quorum for all purposes, except that a majority of the directors then in office shall constitute a quorum for filling a vacancy in the Board of Directors. Whenever less than a quorum is present at any time and place appointed for a meeting of the Board, a majority of those present may, by announcement at the meeting, adjourn the meeting to another place, date or time without further notice or waiver thereof.

                  SECTION 8. PARTICIPATION IN MEETINGS BY COMMUNICATIONS EQUIPMENT. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

                  SECTION 9. CONDUCT OF BUSINESS AT A MEETING OF THE BOARD. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise required by law. The act of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the act of a greater number is required by law.

                  SECTION 10. CONSENT OF DIRECTORS IN LIEU OF MEETING. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.



                                      -C6-

                  SECTION 11. POWER OF THE BOARD OF DIRECTORS. The Board of Directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or dome by the Corporation.

                  SECTION 12. COMPENSATION OF DIRECTORS. Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other forms of compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

                                   ARTICLE III
                                   -----------

                      COMMITTEES OF THE BOARD OF DIRECTORS
                      ------------------------------------

                  SECTION 1. COMMITTEES. The Board of Directors, by the vote of a majority of the whole Board, may from time to time designate one or more committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure, direction and control of the Board. The resolution establishing each such committee shall specify a designation by which it shall be known, fix its powers and authority, and elect a director or directors to serve as its member or members, designating, if the Board desires, other directors as alternate committee members who may replace any absent or disqualified member at any meeting of the committee. An act or authorization of an act by any such committee within the authority lawfully delegated to it by the resolution establishing it shall be as effective for all purposes as the act or authorization of the Board of Directors.

                  SECTION 2. CONDUCT OF BUSINESS AT COMMITTEE MEETINGS. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided by law. Adequate provision shall be made for notice to members of all meetings. One-third (1/3) of the members shall constitute a quorum. All matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

                                   ARTICLE IV
                                   ----------

                                    OFFICERS
                                    --------

                  SECTION 1. OFFICERS. The officers of the Corporation shall be a Chairman of the Board, President, Secretary, and Treasurer, and such other officers and assistant officers as the Board of Directors may from time to time determine. Any number of offices may be held by the same person. The Chairman of the Board shall be elected from among the members of the Board of Directors.




                                      -C7-

                  SECTION 2. ELECTION AND TERM OF OFFICE. Each officer of the Corporation shall be elected by the Board of Directors, and shall hold office until the annual meeting of the Board of Directors following his election or until his earlier resignation, removal from office, or death. The Board of Directors may remove any officer at any time, with or without cause. The Board of Directors may fill any vacancy in any office occurring from whatever cause.

                  SECTION 3. DUTIES OF OFFICERS. Each officer and assistant officer shall have such duties, responsibilities, powers and authority as are prescribed below and as are assigned to him by the Board of Directors from time to time. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

                           (a) CHAIRMAN OF THE BOARD. The Chairman of the Board shall be the chief executive officer of the Corporation. Subject to the provisions of these By-laws and to the direction of the Board of Directors, he shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive and those which are delegated to him by the Board of Directors. He shall preside at all meetings of the stockholders and the Board of Directors. He shall have the power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized.

                           (b) PRESIDENT. The President shall be the chief operating officer of the Corporation. Subject to the provisions of these By-laws and to the direction of the Board of Directors, he shall have the responsibility for the general operations of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief operating officer and those delegated to him by the Board of Directors. He shall have the power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized.

                           (c) VICE PRESIDENT. The Vice President, if one be elected, shall perform such duties as may from time to time be assigned to him by the Board of Directors. At the request of the Chairman of the Board or the President, or in the absence or disability of the President, the Vice President designated by the Chairman of the Board or the President (or in the absence of such designation, the Vice President designated by the Board of Directors), shall perform all the duties of the President, and when so acting, shall have all the powers of the President. The authority of the Vice President to sign in the name of the corporation all certificates for shares and authorized deeds, mortgages, bonds, contracts, notes and other instruments shall be coordinated with like authority of the President.

                           (d) SECRETARY. The Secretary shall issue all authorized notices for, and shall keep the minutes of, all proceedings of the Board of Directors and of the stockholders and make a proper record of the same, which shall be


                                      -C8-
         attested by him. He shall keep such books as may be required by the Board of Directors, shall, in the absence of a duly appointed transfer agent, take charge of the stock book of the Corporation, and shall issue and attest all certificates of stock. He shall have the authority to sign all deeds, mortgages, bonds, contracts, notes and other instruments requiring his signature at the express direction of the Board of Directors or with the countersignature of the Chairman of the Board, the President, or of any other officer expressly authorized to do so. He shall further have such other powers as are commonly incident to the office of Secretary and all the powers and duties which the Board of Directors may, from time to time, assign to him.

                           (e) TREASURER. The Treasurer shall have the responsibility for maintaining the financial records of the Corporation. He shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Corporation. He shall perform such other duties as are commonly incident to the office of Treasurer and as may from time to time be assigned by the Board of Directors to him.

                           (f) ASSISTANT AND SUBORDINATE OFFICERS. The Board of Directors may appoint such assistant and subordinate officers as it may deem desirable. Each such officer shall hold office during the pleasure of the Board of Directors and perform such duties as the Board of Directors may prescribe.

                  SECTION 4. ACTION WITH RESPECT TO SECURITIES OF OTHER ENTITIES. Unless otherwise directed by the Board of Directors, the Chairman of the Board, the President or any other officer of the Corporation authorized by the Chairman of the Board or the President shall have the power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of, or with respect to any action taken by, the stockholders, partners, members or other equity owners of any corporation, partnership, limited liability company or other entity in which the Corporation may hold securities, and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other entity.

                                    ARTICLE V
                                    ---------

                                      STOCK
                                      -----

                  SECTION 1. CERTIFICATES OF STOCK. The interest of each stockholder of the Corporation shall be evidenced by a certificate or certificates for shares in such form as the Board of Directors may from time to time prescribe, signed by, or in the name of the Corporation, by the Chairman of the Board or the President or a Vice President, and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, certifying the number of shares owned. Any and all of the signatures on the certificate may be by facsimile.



                                      -C9-

                  SECTION 2. TRANSFERS OF STOCK. The shares of stock of the Corporation shall be transferable only on the stock transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 4 of
         ARTICLE V of these By-laws, an outstanding certificate shall be surrendered for cancellation before a new certificate representing the same shares is issued.

                  Shares of stock of the Corporation are transferable upon surrender for cancellation of a certificate or certificates representing the shares to be transferred, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature as the Corporation or its transfer agent may reasonably require.

                  SECTION 3. LOST, STOLEN OR DESTROYED CERTIFICATES. In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning such proof of loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

                  SECTION 4. OTHER REGULATIONS. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

                                   ARTICLE VI
                                   ----------

                                   RECORD DATE
                                   -----------

                  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders of the Corporation, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect if such change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting of stockholders, nor more than sixty
         (60) days prior to the time of any dividend or distribution payment date or any date for the allotment of rights, or other matter provided by law. If no record date has been so fixed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, then such record date shall be the close of business on the day next preceding the day on which notice of the meeting is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If no record date has been so fixed for the purpose of determining stockholders entitled to receive payment of any dividend or other


                                      -C10-
         distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

                  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  The Board of Directors may close the books of the Corporation against transfer of shares during the whole or any part of the period commencing with the record date and continuing until completion of the meeting (including all adjournments thereof) or the transaction to which the record date pertains.

                  In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by the Delaware General Corporation Law, the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by ARTICLE I, Section 8 hereof. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Delaware General Corporation Law with respect to the proposed action by written consent of the stockholders, the record date for determining stockholders entitled to consent to corporation action in writing shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

                                   ARTICLE VII
                                   -----------

                 INDEMNIFICATION OF DIRECTORS AND OTHER PERSONS
                 ----------------------------------------------

                  SECTION 1. INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party, or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including


                                      -C11-
         service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. The Corporation shall be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Corporation.

                  SECTION 2. PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses of directors and executive officers of the Corporation, and may pay the expenses of all other officers, employees or agents of the Corporation, incurred in defending any proceeding, in advance of its final disposition, PROVIDED, however, that the payment of expenses incurred by a director, officer, employee or agent in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director, officer, employee or agent to repay all amounts advanced if it should be ultimately determined that the director, officer, employee or agent is not entitled to be indemnified under this Article VII or otherwise.

                  SECTION 3. CLAIMS. If a claim for indemnification or payment of expenses under this Article VII is not paid in full within sixty days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

                  SECTION 4. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

                  SECTION 5. OTHER INDEMNIFICATION. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust, enterprise or nonprofit entity, shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

                  SECTION 6. INSURANCE. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, trustee, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust or other enterprise (including, without limitation, an employee benefit plan), against any expense, liability, or loss, whether or not the Corporation would


                                      -C12-
         have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                  SECTION 7. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

                                  ARTICLE VIII
                                  ------------

                                    AMENDMENT
                                    ---------

                  These By-laws may be amended or repealed by the Board of Directors at any meeting or by the stockholders at any meeting or written consent in lieu thereof in accordance with these By-laws.

                                   ARTICLE IX
                                   ----------

                                  MISCELLANEOUS
                                  -------------

                  SECTION 1. NOTICES. Except as otherwise provided herein or as required by law, any notices required to be delivered pursuant to these By-laws shall be in writing and shall be effectively given by hand delivery to the recipient thereof, by depositing such notice in the U.S. mails, postage pre-paid, or by sending such notice by pre-paid telegram or mailgram addressed to the recipient at his last known address on the books of the Corporation. The time when such notice is received, if hand delivered, or the time when such notice is dispatched, if delivered through the mails or by telegram or mailgram, shall be the time of the giving of the notice.

                  A written waiver of any notice, signed by the person entitled to such notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. With respect to the waiver of notice of any meeting, neither the business nor the purpose of the meeting need be specified the waiver.

                  SECTION 2. CORPORATE SEAL. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of such seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

                  SECTION 3. RELIANCE UPON BOOKS, REPORTS AND RECORDS. Each director, member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his duties, be fully protected in relying in good faith on the books of account or other records of the Corporation and upon

                                      -C13-
         such information, opinions, reports or statements presented to the Corporation by any of its officers or employees or the committees of the Board of Directors, or by any other person as to matters which such director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

                  SECTION 4. FISCAL YEAR. The fiscal year of the Corporation shall be as fixed by the Board of Directors.

                  SECTION 5. TIME PERIODS. In applying any provision of these By-laws which requires that an act be done or not be done a specified number of days prior to an event or during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included."





                                     -C14-

                                                                  Appendix D-1

HOFFMAN
  SCHUTZ
      MEDIA
         CAPITAL, INC.

March 25, 1998

Board of Directors
Faircom Inc.
333 Glen Head Road
Old Brookville, NY 11545

Gentlemen:

Faircom Inc. ("Faircom") proposes to enter into an Agreement of Merger (the "Merger") with Regent Communications, Inc. ("Regent") and Regent Merger Corp., a wholly owned subsidiary of Regent. As of the closing of the Merger, Faircom shareholders will receive total consideration of $19,350,315 (subject to certain adjustments for Faircom's net working capital at closing), in the form of Regent's Series C Convertible Preferred Stock. Such Convertible Preferred Stock will be registered under the Securities Act of 1933, is convertible into common shares of Regent at a rate of $5 of Convertible Preferred per Regent common share and has voting rights equal to the common shares into which it is convertible .

Immediately prior to the Merger, Regent will acquire the assets of twelve other radio stations currently owned by The Park Lane Group. The consummation of this acquisition will require Regent to raise significant amounts of capital from banks and various institutional sources. A portion of these funds will come from the sale of several different classes of Convertible Preferred Stock with terms similar to the Series C Convertible Preferred Stock that the Faircom shareholders are to receive in exchange for their existing Faircom common shares.

Hoffman Schutz Media Capital, Inc. has been retained by the Board of Directors of Faircom to review the proposed merger with Regent and to determine the fairness, from a financial point of view, of the consideration to be received by Faircom's common shareholders. In arriving at the opinion set forth herein, we have, among other things:

 1. Reviewed Faircom's Annual Reports on Forms 10K and related financial information for the three fiscal years ended December 31, 1997, and unaudited financial results for station WSWR in Shelby, Ohio which was recently acquired by Faircom;

 2. Conducted discussions with the management of Faircom concerning the company's business and prospects for each of its stations;

 3. Conducted discussions with the senior management of Regent concerning certain strategic, financial and operational issues relating to the combination of the Regent and Faircom stations;

                                    -D-1.1-

Board of Directors
Faircom Inc.
March 25, 1998
PAGE 2


4. Reviewed the terms and conditions of the proposed merger as set forth in the Plan of Acquisition and Capitalization dated December, 1997 prepared by The Crisler Company, with particular attention to the value of the contribution of each of the merger participants relative to the consideration each is proposed to receive under the terms of the merger agreement;

5. Compared the financial terms of the Merger with the financial terms of certain other business combinations which we deemed relevant;

6. Visited and inspected the five radio stations owned by Faircom in Michigan and Ohio, as well as the new station in Shelby, Ohio, that Faircom has contracted to purchase. Reviewed their current business operations with Faircom's local management to determine current business activity and future prospects. This included a review of local competition, projections for local radio advertising expenditures, and anticipated future financial performance for the stations in 1998 and beyond;

7. Visited and inspected each of the radio stations in seven cities which Regent is contracted to purchase from Park Lane Group, Inc., and which Regent has been operating under "Time Brokerage Agreements" since August of 1997. These inspections included extensive meetings with Regent's local station managers to assess current and future business prospects in a manner identical to that done with the stations owned by Faircom;

8. Inspected the studios and offices of the radio stations which Regent is proposing to acquire in Bullhead City, Arizona and Victorville, California;

9. Reviewed audited and unaudited financial operating information for the full years 1995 and 1996, interim operating statements for the first nine months of 1997 and operating budgets for the last 3 months of 1997 for each of the Faircom stations and each of the Park Lane stations currently being leased by Regent;

10. Created financial operating models for each of the station groups in the nine radio markets where Regent and Faircom stations now operate. Calculated the current fair market value of the operating assets of each station combination using the discounted cash flow valuation method;

11. Compared the computed fair market values of the assets contributed by Faircom and Regent, with allowances for existing Faircom liabilities and proposed Regent liabilities as outlined in the above mentioned "Plan of Acquisition and Capitalization". These were then compared with the consideration which each of the participants will receive according to such plan; and


12. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessments of likely changes in regulatory, general economic, and monetary conditions.


                                      -D-1.2-

Board of Directors
Faircom Inc.
March 25, 1998
PAGE 3

In preparing our opinion, we have relied on the accuracy and completeness of all information that was available to us, including that supplied to us by Regent, Faircom and the individual stations involved in this merger. We have assumed no responsibility for the independent verification of such information.

Where we have used projections, estimates or budgets not prepared by us, we have assumed that they were reasonably prepared to reflect the best available estimates of the future performance of the subject stations. We have also not undertaken an independent verification of the outstanding indebtedness of Faircom, Regent or any of the individual companies which currently own the stations proposed to be acquired by Regent. We have assumed that (i) all material assets and liabilities of Faircom and Regent are as set forth in their respective financial statements; and (ii) the Merger will qualify as a reorganization for tax purposes with respect to the common shareholders of Faircom. Our opinion is based upon regulatory, economic and monetary conditions existing as of this date. Further, we express no opinion as to the price or trading ranges at which the Convertible Preferred shares (or the common shares into which the preferred shares are convertible) will trade after the effective date of the Merger.

Our opinion is directed to the Board of Directors of Faircom and does not constitute a recommendation to any shareholder of Faircom as to how any such shareholder should vote on the Merger. This opinion does not address the relative merits of the Merger and other transactions or business strategies, if any, that may have been discussed by the Board of Directors of Faircom as alternatives to the Merger or the decision of the Board of Directors of Faircom to proceed with the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any portion of the stock or assets of Faircom .

This opinion has been prepared at the request and for the use of the Board of Directors of Faircom and shall not be reproduced, summarized, described, referred to or given to any other person or otherwise made public without our prior written consent; provided, however, that this letter may be reproduced in full in the Proxy Statement/Prospectus relating to the Merger.

In delivering our opinion to the Board of Directors of Faircom in connection with the Merger, we will receive a flat fee for performing such services. This fee is in no way dependent upon the results of our analyses or conclusions, nor is it dependent upon the consummation of the Merger.

Neither we nor our principals have any financial association with Faircom, Regent, Regent Merger Corp, or any of the entities which now own stations which are expected to be involved in the Merger.

ON THE BASIS OF, AND SUBJECT TO THE FOREGOING, WE ARE OF THE OPINION THAT, AS OF THIS DATE, THE CONSIDERATION TO BE RECEIVED BY THE COMMON STOCKHOLDERS OF FAIRCOM IN CONNECTION WITH THE MERGER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH HOLDERS.

                                        Very truly yours,

                                        Hoffman Schutz Media Capital, Inc.

                                        /s/ Hoffman Schutz Media Capital, Inc.


                                    -D-1.3-

                                                                  Appendix D-2

HOFFMAN
  SCHUTZ
      MEDIA
        CAPITAL, INC.



December 4, 1997

Board of Directors
Faircom Inc.
333 Glen Head Road
Old Brookville, NY 11545

Gentlemen:

Faircom Inc. ("Faircom") proposes to enter into an Agreement of Merger (the "Merger") with Regent Communications, Inc. ("Regent") and Regent Merger Corp., a wholly owned subsidiary of Regent. As of the closing of the Merger, Faircom shareholders will receive total consideration of $31,162,000 increased by the value of a radio station in Shelby, Ohio (to be acquired by Faircom prior to the Merger) and by the net working capital of Faircom and decreased by Faircom's senior and subordinated debt then outstanding, in the form of Regent's Series C Convertible Preferred Stock. Such Convertible Preferred Stock will be registered under the Securities Act of 1933 and is convertible into common shares of Regent at a rate of $5 of Convertible Preferred per Regent common share.

Immediately prior to the Merger, Regent will acquire the assets of twelve other radio stations currently owned by five other companies. The consummation of these acquisitions will require Regent to raise significant amounts of capital from banks and various institutional sources. Regent will also issue significant additional amounts of different classes of Convertible Preferred Stock with terms similar to the Series C Convertible Preferred Stock that the Faircom shareholders are to receive in exchange for their existing Faircom common shares.

Hoffman Schutz Media Capital, Inc. has been retained by the Board of Directors of Faircom to review the proposed merger with Regent and to determine the fairness, from a financial point of view, of the consideration to be received by Faircom's common shareholders. In arriving at the opinion set forth herein, we have, among other things:

1. Reviewed Faircom's Annual Reports on Forms 10K and related financial information for the three fiscal years ended December 31, 1996 and Faircom's Form 10Q for the first three quarters of 1997;

2. Conducted discussions with the management of Faircom concerning the company's business and prospects for each of its stations;

3. Conducted discussions with the senior management of Regent concerning certain strategic, financial and operational issues relating to the combination of the Regent and Faircom stations.


                                      -D-2.1-

Board of Directors
Faircom Inc.
December 4, 1997
PAGE  2

 4. Reviewed the terms and conditions of the proposed merger as set forth in documents supplied to us by both Regent and Faircom, with particular attention to the value of the contribution of each of the merger participants relative to the consideration each is proposed to receive under the terms of the merger agreement;

 5. Visited and inspected the five radio stations owned by Faircom in Michigan and Ohio, as well as the station in Shelby, Ohio, which was recently purchased by Faircom. Reviewed their current business operations with Faircom's local management to determine current business activity and future prospects. This included a review of local competition, projections for local radio advertising expenditures, and anticipated future financial performance for the stations in 1998 and beyond;

 6. Visited and inspected each of the radio stations in seven cities which Regent is contracted to purchase from Park Lane Group, Inc., and which Regent has been operating under "Time Brokerage Agreements" since August of 1997. These inspections included extensive meetings with Regent's local station managers to assess current and future business prospects in a manner identical to that done with the stations owned by Faircom;

 7. Inspected the studios, offices and transmission facilities of the radio stations which Regent is proposing to acquire in Bullhead City, Arizona and Victorville, California;

 8. Reviewed audited and unaudited financial operating information for the full years 1995, 1996, and 1997 and operating budgets for 1998 for each of the Faircom stations, each of the Park Lane stations currently being leased by Regent and the two stations currently owned by Ruby/Topaz Broadcasting which Regent has agreed to purchase;

 9. Created financial operating models for each of the station groups in the nine radio markets where Regent and Faircom stations now operate. Calculated the current fair market value of the operating assets of each station combination using the discounted cash flow valuation method;

10. Compared the computed fair market values of the assets contributed by Faircom and Regent, with allowances for existing Faircom liabilities and proposed Regent liabilities according to the terms of the proposed merger. These were then compared with the equity equivalents which each of the participants will receive in the merger; and

11. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessments of likely changes in regulatory, general economic, and monetary conditions.

In preparing our opinion, we have relied on the accuracy and completeness of all information that was available to us, including that supplied to us by Regent, Faircom and the individual stations involved in this merger. We have assumed no responsibility for the independent verification of such information.

                                    -D-2.2-

Board of Directors
Faircom Inc.
December 4, 1997
PAGE  3

Where we have used projections, estimates or budgets not prepared by us, we have assumed that they were reasonably prepared to reflect the best available estimates of the future performance of the subject stations. We have also not undertaken an independent verification of the outstanding indebtedness of Faircom, Regent or any of the individual companies which currently own the stations proposed to be acquired by Regent. We have assumed that (i) all material assets and liabilities of Faircom and Regent are as set forth in their respective financial statements; and (ii) the Merger will qualify as a reorganization for tax purposes with respect to the common shareholders of Faircom. Our opinion is based upon regulatory, economic and monetary conditions existing as of this date. Further, we express no opinion as to the price or trading ranges at which the Convertible Preferred shares (or the common shares into which the preferred shares are convertible) will trade after the effective date of the Merger.

Our opinion is directed to the Board of Directors of Faircom and does not constitute a recommendation to any shareholder of Faircom as to how any such shareholder should vote on the Merger. This opinion does not address the relative merits of the Merger and other transactions or business strategies, if any, that may have been discussed by the Board of Directors of Faircom as alternatives to the Merger or the decision of the Board of Directors of Faircom to proceed with the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any portion of the stock or assets of Faircom.

This opinion has been prepared at the request and for the use of the Board of Directors of Faircom and shall not be reproduced, summarized, described, referred to or given to any other person or otherwise made public without our prior written consent; provided, however, that this letter may be reproduced in full in the Proxy Statement/Prospectus relating to the Merger.

In delivering our opinion to the Board of Directors of Faircom in connection with the Merger, we will receive a flat fee for performing such services. This fee is in no way dependent upon the results of our analyses or conclusions, nor is it dependent upon the consummation of the Merger.

Neither we nor our principals have any financial association with Faircom, Regent, Regent Merger Corp, or any of the entities which now own stations which are expected to be involved in the Merger.

We submitted an earlier report on the fairness of this merger to the Board on December 4, 1997. Since that time we have received additional financial information on the stations involved in the merger and have been informed as to changes in the financing for the transaction. Upon review of this additional information, our opinion is essentially unchanged. ON THE BASIS OF, AND SUBJECT TO THE FOREGOING, WE ARE OF THE OPINION THAT, BASED ON THE INFORMATION AVAILABLE AS OF THIS DATE, THE CONSIDERATION TO BE RECEIVED BY THE COMMON STOCKHOLDERS OF FAIRCOM IN CONNECTION WITH THE MERGER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH HOLDERS.

                                        Very truly yours,

                                        Hoffman Schutz Media Capital, Inc.

                                        /s/ Hoffman Schutz Media Capital, Inc.
                                        --------------------------------------


                                    -D-2.3-

                                                                      APPENDIX E

                                APPRAISAL RIGHTS
                              SECTION 262, DELAWARE
                             GENERAL CORPORATION LAW

Section 262. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to
Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of
Section 251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                           a. Shares of stock of the corporation surviving or
resulting from such merger or consolidation, or depository receipts in respect thereof;

                           b. Shares of stock of any other corporation, or
depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;



                                      -E1-

                           c. Cash in lieu of fractional shares or fractional
depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                           d. Any combination of the shares of stock, depository
receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d) Appraisal rights shall be perfected as follows:

                  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                  (2) If the merger or consolidation was approved pursuant to
Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may,


                                      -E2-
within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more the 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices


                                      -E3-
by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written


                                      -E4-
approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Count of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. '97, eff. 7-1-97.)




                                      -E5-

                                                                      Appendix F




                                  FAIRCOM INC.

                 SPECIAL MEETING OF STOCKHOLDERS, JUNE 3, 1998

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AGREEMENT OF
                                    MERGER.

   The undersigned hereby appoints Joel M. Fairman and Anthony Pantaleoni, and each of them, as Proxy Holders for the undersigned, with full power of substitution, to appear and vote all of the shares of Faircom Inc. which the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at the offices of Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York on June 3, 1998 at 11:00 a.m., local time, and at any adjournment thereof, and hereby revokes any and all Proxies heretofore given.

   I hereby authorize the above-named holders and any of them to vote all the shares of Faircom Inc. represented by this Proxy as follows:

     1. Proposal to approve the Agreement of Merger dated as of December 5, 1997, as amended, among Faircom Inc., Regent Communications, Inc., Regent Merger Corp., Blue Chip Capital Fund II Limited Partnership and Miami Valley Venture Fund L.P.

             [ ] FOR         [ ] AGAINST        [ ] ABSTAIN

     2. To act in accordance with their best judgment on any other business which may properly come before the meeting.

                                     (over)

   If this Proxy is properly marked, the shares represented by this Proxy will be voted at the Special Meeting, and at any adjournment thereof, in accordance with the choice marked. If no directions are given above, the shares represented by this Proxy will be voted "FOR" the proposal set forth in paragraph 1 above.

                                               Please date, sign and promptly
                                               return in the accompanying
                                               envelope.

                                               [ ] I plan to attend the
                                               Special Meeting.

                                               ------------------------------
                                               (Signature of Stockholder)

                                               ------------------------------
                                               (Title)

                                               ------------------------------
                                               (Signature of Stockholder)

                                               ------------------------------
                                               (Title)

                                               Dated  , 1998

   Please sign exactly as your name appears on this proxy. If the shares represented by this proxy are held by joint tenants, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If stockholder is a corporation, please sign in full corporate name by President or other authorized officer. If stockholder is a partnership, please sign in partnership name by authorized person.



                                      F-1